As filed with the Securities and Exchange Commission on April 30, 2002

File Nos. 33-81800
811-8644

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	/X/
Post-Effective Amendment No. 17	/X/

and

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	/X/
Amendment No. 19	/X/

VARIABLE INSURANCE FUNDS

(Exact Name of Registrant as Specified in Charter)

3435 Stelzer Road, Columbus, Ohio 43219
(Address of Principal Executive Offices) (Zip Code)

Registrant's Telephone Number, including area code: 1-800-257-5872

Keith T. Robinson
Dechert
1775 Eye Street, N.W.
Washington, D.C. 20006

Copies to:

Walter Grimm
BISYS Fund Services
3435 Stelzer Road
Columbus, Ohio 43219-3035

It is proposed that this filing will become effective (check appropriate box):

[ ]   immediately upon filing pursuant to paragraph (b)

[X]   on May 1, 2002 pursuant to paragraph (b)

[ ]   60 days after filing pursuant to paragraph (a)(1)

[ ]   On (date) pursuant to paragraph (a)(1)

[ ]   75 days after filing pursuant to paragraph (a)(2)

[ ]   on (date) pursuant to paragraph (a)(2) of Rule 485

If appropriate, check the following box:

[ ]   This post-effective amendment designates a new effective date for a previously filed post effective amendment.

EXPLANATORY NOTE

This post-effective amendment no. 17 to the Registrant's registration statement on Form N-1A (File Nos., 33-81800 and 811-8644) (the "Registration Statement") incorporates by reference the prospectus and statement of additional information describing the SEB (USA) World Fund, SEB (USA) Sweden Fund, SEB (USA) International Fund, SEB (USA) Europe Fund, SEB (USA) Technology Fund, SEB (USA) Biotechnology/Pharmaceuticals Fund, and SEB (USA) Sweden Short Term Fund as filed with the SEC pursuant to Rule 485(a)(2) under the Securities Act of 1933 on March 23, 2001.

HSBC Variable Cash Management Fund

Variable Insurance Funds
3435 Stelzer Road
Columbus, Ohio 43219-3035
1-800-634-2536

The HSBC Variable Cash Management Fund ("Fund") seeks as high a level of current income as is consistent with preservation of capital and liquidity by investing in short-term, high quality money market instruments. The Fund's goals and investment program are described in detail inside. HSBC Asset Management (Americas) Inc. ("HSBC") serves as the Fund's investment adviser.

The Fund sells its shares to insurance company separate accounts, so that the Fund may serve as an investment option under variable life insurance policies and variable annuity contracts issued by insurance companies. The Fund also may sell its shares to certain other investors, such as qualified pension and retirement plans, insurance companies, and HSBC.

This prospectus should be read in conjunction with the separate account's prospectus describing the variable insurance contract. Please read both prospectuses and retain them for future reference.

The Securities and Exchange Commission has not approved the Fund's shares or determined whether this prospectus is accurate or complete. Anyone who tells you otherwise is committing a crime.

The date of this prospectus is May 1, 2002.

TABLE OF CONTENTS

RISK/RETURN SUMMARY AND FUND EXPENSES

Investment Objective

The Fund seeks as high a level of current income as is consistent with preservation of capital and liquidity.

Principal Investment Strategies

The Fund is a "money market fund" that seeks to maintain a stable net asset value of $1.00 per share. The Fund pursues its investment objective by investing in short-term, high quality money market instruments. Under normal market conditions, the Fund invests primarily in high quality obligations of banks, the U.S. Government, and corporations. The Fund may concentrate its investments in bank obligations.

Principal Investment Risks

An investment in the Fund entails investment risk. The principal risks of investing in the Fund include:

Interest Rate Risk

Changes in interest rates will affect the value of the Fund's investments. In particular, the Fund's investments generally will change in value inversely with changes in interest rates.

Credit Risk

The issuer of a security may default or not be able to meet its financial obligations. The degree of risk for a particular security may be reflected in its credit rating. Credit risk includes the possibility that any of the Fund's investments will have their credit ratings downgraded.

Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund. An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Fund Performance

The following chart and table show how the Fund has performed, and the table compares the Fund's performance to that of the Salomon 3-Month Treasury Bill Index. The information does not reflect charges and fees associated with a separate account that invests in the Fund or any insurance contract for which the Fund is an investment option. These charges and fees will reduce returns. Investors should be aware that past performance does not indicate how the Fund will perform in the future.

Calendar Year Total Returns*

Bar Chart	2.59%	
	2001	
Best Quarter:	0.98%	3/31/2001
Worst Quarter:	0.27%	12/31/2001

Average Annual Total Return* *(for the periods ended December 31, 2001)*

	Past Year	Since Inception May 25, 2000
Fund	2.59%	3.31%
Salomon 3-Month Treasury Bill Index*	4.09%	4.85%**

_____
*   Assumes reinvestment of dividends and distributions.
**   As of 5/31/00.

Fund Expenses

The following expense table indicates the expenses that an investor will incur as a shareholder of the Fund during the current fiscal year. These expenses are reflected in the share price of the Fund. The table does not reflect separate account or insurance fees and charges.

Annual Fund Operating Expenses
(expenses that are deducted from Fund assets)

Management Fees*...	0.35%
Other Expenses*...	11.28%
Total Annual Fund Operating Expenses*..	11.63%

_____
*   HSBC is currently waiving its management fee and other expenses currently are being limited to 0.93%. Total expenses after fee waivers and expense reimbursements are 0.93%. Any fee waiver or expense reimbursement is voluntary and may be terminated at any time at the option of the Fund.

Expense Example

Use the following table to compare fees and expenses of the Fund to other investment companies. It illustrates the amount of fees and expenses an investor would pay, assuming (1) a $10,000 investment, (2) 5% annual return, (3) redemption at the end of each time period, and (4) no changes in the Fund's total operating expenses. It does not reflect separate account or insurance contract fees and charges. An investor's actual costs may be different.

1 Year	3 Years	5 Years	10 Years
$1,124	$3,155	$4,925	$8,419

INVESTMENT OBJECTIVE, STRATEGIES AND RISKS

Investors should be aware that the investments made by the Fund and the results achieved by the Fund at any given time are not expected to be the same as those made by other mutual funds for which HSBC acts as investment adviser, including mutual funds with names, investment objectives and policies similar to the Fund. Investors should carefully consider their investment goals and willingness to tolerate investment risk before allocating their investment to the Fund.

The Fund seeks as high a level of current income as is consistent with preservation of capital and liquidity. The Fund invests in a broad range of short-term money market instruments including: (i) obligations issued or guaranteed by the U.S. Government or its agencies or instrumentalities; (ii) variable rate demand and master demand notes; (iii) certain repurchase agreements; (iv) negotiable certificates of deposit, bankers' acceptances, time deposits, and other obligations issued or supported by U.S. banks (including foreign branches) that have more than $1 billion in total assets at the time of investment; (v) U.S. dollar-denominated obligations of foreign banks (including U.S. branches) which at the time of investment have more than $10 billion (or the equivalent in other currencies) in total assets and branches or agencies in the United States, and which in the opinion of the HSBC are of an investment quality comparable to obligations of U.S. banks which may be purchased by the Fund and present minimal credit risk; (vi) domestic and foreign commercial paper rated in the highest category by one or more nationally recognized statistical rating organizations or rating agencies, or if unrated, determined to be of comparable quality by HSBC; and (vii) investment grade corporate debt securities.

The Fund may invest more than 25% of the current value of its total assets in domestic bank obligations (including bank obligations subject to repurchase agreements).

As a money market fund, the Fund must meet strict requirements on the investment quality, maturity, and diversification of the Fund's investments. Under applicable law, the Fund's investments must have a remaining maturity of no more than 397 days, and its investments must maintain an average weighted maturity that does not exceed 90 days.

The Fund has the flexibility to make portfolio investments and engage in other investment techniques that are different than its principal strategies mentioned here. More information on the Fund's investment strategies may be found in the Statement of Additional Information (see back cover).

The Fund's investment strategies may subject it to a number of risks, including the following.

Interest Rate Risk

The Fund invests in debt securities and fixed income securities. Generally, the value of these securities will change inversely with changes in interest rates. Rising interest rates, which may be expected to lower the value of fixed income instruments and negatively impact the operations of many issuers, generally exist during periods of inflation or strong economic growth.

The Fund invests only in short-term instruments, whose values are less affected by changes in interest rates than securities with longer maturities. However, it is possible that an increase in interest rates could change the Fund's share price.

4

Credit Risk

The Fund's investments, and particularly investments in fixed income securities, may be affected by the creditworthiness of issuers in which the Fund invests. Changes in the financial strength, or perceived financial strength, of a company may affect the value of its securities and, therefore, impact the value of the Fund's shares.

The Fund invests in highly-rated securities to minimize credit risk. Under applicable law, 95% of the Fund's holdings must be rated in the highest credit category for money market instruments, and the remaining 5% must be rated no lower than the second highest credit category.

Foreign Investment Risk

The Fund may invest in U.S. dollar-denominated obligations (or credit and liquidity enhancements) of foreign banks, foreign branches of U.S. banks, U.S. branches of foreign banks, and foreign companies. The securities of foreign companies may pose risks in addition to, or to a greater degree than, the risks associated with U.S. companies. Foreign companies may be subject to disclosure, accounting, auditing and financial reporting standards and practices that are different from those to which U.S. issuers are subject. Accordingly, the Fund may not have access to adequate or reliable company information. In addition, political, economic and social developments in foreign countries and fluctuations in currency exchange rates may affect the operations of foreign companies or their financial strength.

Concentration of Investments

To the extent that the Fund concentrates its investments in the domestic banking industry, it may be impacted by economic and other factors affecting that industry, unlike other mutual funds that do not concentrate in bank obligations.

Please see the Statement of Additional Information for more detailed information about the Fund, its investment strategies, and its risks.

VALUATION OF SHARES

The Fund prices its shares on the basis of the net asset value of the Fund, which generally is determined as of noon, Eastern Time, on each Business Day. A Business Day is a day on which the New York Stock Exchange ("NYSE") is open for trading.

Net asset value per share for purposes of pricing sales and redemptions is calculated by dividing the value of all securities and other assets belonging to the Fund, less the liabilities charged to the Fund and any liabilities allocable to the Fund, by the number of the Fund's outstanding shares.

The Fund values its securities at their amortized cost. This method involves valuing an instrument at its cost and thereafter applying a constant amortization to maturity of any discount or premium, regardless of the impact of fluctuating interest rates on the market value of the instrument. For further information about valuation of investments, see the Statement of Additional Information.

PURCHASING AND REDEEMING SHARES

Shares of the Fund are available for purchase by insurance company separate accounts to serve as an investment medium for variable insurance contracts, and by qualified pension and retirement plans, certain insurance companies, and HSBC. The Fund reserves the right to reject or refuse, in its discretion, any order for the purchase of the Fund's shares, in whole or in part.

Shares of the Fund are purchased or redeemed at the net asset value per share next determined after receipt and acceptance by the Fund's distributor (or other agent) of a purchase order or redemption request. Transactions in shares of the Fund will be effected only on a Business Day of the Fund.

Payment for shares redeemed normally will be made within seven days. The Fund intends to pay cash for all shares redeemed, but under abnormal conditions that make payment in cash unwise, payment may be made wholly or partly in portfolio securities at their then market value equal to the redemption price. A shareholder may incur brokerage costs in converting such securities to cash. Payment for shares may be delayed under extraordinary circumstances or as permitted by the Securities and Exchange Commission in order to protect remaining investors.

Investors do not deal directly with the Fund to purchase or redeem shares. Please refer to the prospectus for the separate account for information on the allocation of premiums and on transfers of accumulated value among sub-accounts of the separate accounts that invest in the Fund.

The Fund is a portfolio of Variable Insurance Funds (the "Trust"), a registered investment company. The Trust currently does not foresee any disadvantages to investors if the Fund served as an investment medium for both variable annuity contracts and variable life insurance policies. However, it is theoretically possible that the interest of owners of annuity contracts and insurance policies for which the Fund served as an investment medium might at some time be in conflict due to differences in tax treatment or other considerations. The Board of Trustees and each participating insurance company would be required to monitor events to identify any material conflicts between variable annuity contract owners and variable life insurance policy owners, and would have to determine what action, if any, should be taken in the event of such a conflict. If such a conflict occurred, an insurance company participating in the Fund might be required to redeem the investment of one or more of its separate accounts from the Fund, which might force the Fund to sell securities at disadvantageous prices.

The Fund reserves the right to discontinue offering shares at any time, or to cease investment operations entirely. In such an event, any investments allocated to the Fund will, subject to any necessary regulatory approvals, be invested in another portfolio of the Trust deemed appropriate by the Board of Trustees, or in another mutual fund.

Servicing Agents

The Trust has adopted a plan under which up to 0.25% of the Fund's average daily net assets may be expended for support services to investors, such as establishing and maintaining accounts and records, providing account information, arranging for bank wires, responding to routine inquiries, forwarding investor communications, assisting in the processing of purchase and redemption requests, and assisting investors in changing account designations and addresses. For expenses incurred and services provided, a financial institution (or its affiliate) providing these services

("Servicing Agent") may receive a fee from the Fund, computed daily and paid monthly, at an annual rate of up to 0.25% of the average daily net assets of the Fund allocable to variable insurance contracts owned by customers of the Servicing Agent. A Servicing Agent may periodically waive all or a portion of its servicing fees with respect to the Fund to increase the net income of the Fund available for distribution as dividends.

MANAGEMENT OF THE FUND

Investment Adviser

HSBC Asset Management (Americas) Inc. ("HSBC"), 452 Fifth Avenue, New York, New York, 10018, is the investment adviser for the Fund, pursuant to an Investment Advisory contract with the Trust. HSBC is a wholly-owned subsidiary of HSBC Bank USA, a New York State chartered bank, which is a wholly-owned subsidiary of HSBC USA, Inc., a registered bank holding company, (collectively "HSBC"). The HSBC organization currently provides investment advisory services for individuals, trusts, estates and institutions and HSBC managed more than $13.7 billion in assets as of December 31, 2001.

Under an investment advisory agreement between the Trust and HSBC, the Trust pays HSBC an investment advisory fee, computed daily and payable monthly, at an annual rate equal to the lesser of (a) 0.35% of the Fund's average daily net assets; or (b) such amount as may from time to time be agreed upon in writing by the Trust and HSBC. During the fiscal year ended December 31, 2001, HSBC waived all investment advisory fees to which it was entitled.

Administrator and Distributor

BISYS Fund Services Ohio, Inc. is the administrator for the Fund, and BISYS Fund Services acts as the Fund's principal underwriter and distributor. The address of each is 3435 Stelzer Road, Columbus, Ohio 43219-3035.

See the Statement of Additional Information for further information about the Fund's service providers.

TAXATION

The Fund intends to qualify and to elect to be taxed as a "regulated investment company" under the provisions of Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). If the Fund qualifies as a "regulated investment company" and complies with the appropriate provisions of the Code, the Fund will not be liable for federal income tax on income it distributes.

The Fund intends to diversify its investments in a manner intended to comply with tax requirements generally applicable to mutual funds. In addition, the Fund will diversify its investments so that on the last day of each quarter of a calendar year, no more than 55% of the value of its total assets is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. For this purpose, securities of a single issuer are treated as one investment and each U.S. Government agency or instrumentality is treated as a separate issuer. Any security issued, guaranteed, or insured (to the extent so guaranteed or insured) by the U.S. Government or an agency or instrumentality of the U.S. Government is treated as a security issued by the U.S. Government or its agency or instrumentality, whichever is applicable.

If the Fund fails to meet this diversification requirement, income with respect to variable insurance contracts invested in the Fund at any time during the calendar quarter in which the failure occurred could become currently taxable to the owners of the contracts. Similarly, income for prior periods with respect to such contracts also could be taxable, most likely in the year of the failure to achieve the required diversification. Other adverse tax consequences could also ensue.

Since the shareholders of the Fund will be separate accounts, no discussion is included here as to the federal income tax consequences at the shareholder level. For information concerning the federal income tax consequences to purchasers of the variable life insurance policies and variable annuity contracts, see the prospectus for the relevant variable insurance contract. See the Statement of Additional Information for more information on taxes.

SIMILAR FUND PERFORMANCE INFORMATION

The following table provides information concerning the historical total return performance of the Class A shares of the Cash Management Fund, a series of HSBC Funds Trust (the "Similar Fund"), which is similar to the Fund. The Similar Fund's investment objectives, policies and strategies are substantially similar to those of the Fund, and it is currently managed by the same portfolio manager. While the investment objectives, policies and risks of the Similar Fund and the Fund are similar, they are not identical, and the performance of the Similar Fund and the Fund will vary. The data is provided to illustrate the past performance of HSBC in managing a substantially similar investment portfolio and does not represent the past performance of the Fund or the future performance of the Fund or its portfolio manager. Consequently, potential investors should not consider this performance data as an indication of the future performance of the Fund or of its portfolio manager.

The performance data shown below reflects the net operating expenses of the Similar Fund, which are lower than the net operating expenses of the Fund. Performance would have been lower for the Similar Fund if the Fund's net operating expenses were used. In addition, the Similar Fund, unlike the Fund, is not sold to insurance company separate accounts to fund variable insurance contracts. As a result, the performance results presented below do not take into account charges or deductions against a separate account or variable insurance contract for cost of insurance charges, premium loads, administrative fees, maintenance fees, premium taxes, mortality and expense risk charges, or other charges that may be incurred under a variable insurance contract for which the Fund serves as an underlying investment vehicle. By contrast, investors with contract value allocated to the Fund will be subject to charges and expenses relating to variable insurance contracts and separate accounts.

The Similar Fund's performance data shown below is calculated in accordance with standards prescribed by the Securities and Exchange Commission for the calculation of average annual total return information. The investment results of the Similar Fund presented below are unaudited and are not intended to predict or suggest results that might be experienced by the Similar Fund or the Fund. Investment returns will fluctuate reflecting market conditions, as well as changes in company-specific fundamentals of portfolio securities. The performance data for the benchmark identified below does not reflect the fees or expenses of the Similar Fund or the Fund.

Average Annual Total Returns for the Similar Fund and for Its Benchmark Index for Periods Ended December 31, 2001

Similar Fund#/Benchmark	1 Year	5 Years	10 Years	Since Inception (June 30, 1982)
Cash Management Fund	3.76%	4.97%	4.60%	6.25%
Salomon 3-Month Treasury Bill Index*	4.09%	5.02%	4.70%	6.13%

\#   The Similar Fund performance information set forth above reflects fee waivers and/or expense reimbursements. Absent such waivers and/or reimbursements, Similar Fund performance would have been lower.

*   The Salomon 3-Month Treasury Bill Index is an unmanaged index representing monthly return equivalents of yield averages of the last 3-month Treasury Bill issues.

GENERAL INFORMATION

Description of the Trust and Its Shares

Variable Insurance Funds was organized as a Massachusetts business trust in 1994 and currently consists of multiple portfolios. The Board of Trustees of the Trust may establish additional portfolios in the future. Under Massachusetts law, shareholders could be held personally liable for the obligations of the Trust under certain circumstances. However, the Trust's declaration of trust disclaims liability of its shareholders and provides for indemnification out of Trust property for all loss and expense of any shareholder held personally liable for the obligations of the Trust. Accordingly, the risk of a shareholder incurring financial loss on account of shareholder liability should be considered remote.

Miscellaneous

No person has been authorized to give any information or to make any representations not contained in this prospectus in connection with the offering made by this prospectus. If given or made, such information or representations must not be relied upon as having been authorized by the Funds or its distributor. This prospectus does not constitute an offering by the Fund or its distributor in any jurisdiction in which such offering may not be lawfully made.

FINANCIAL HIGHLIGHTS

The following table is included to assist investors in evaluating the financial performance of the Fund since its commencement of operations through December 31, 2001. Certain information reflects financial results of a single share. "Total Return" represents how much an investment in the Fund would have earned during the period. This information has been audited by Arthur Andersen LLP for the fiscal year ended December 31, 2001, and by other auditors for the prior fiscal year. This information, along with the Fund's financial statements, is included in the Fund's most recent annual report, which may be obtained without charge upon request.

Selected data for a share outstanding throughout the period indicated:	Year Ended December 31, 2001	Period Ended December 31, 2000*
Net Asset Value, Beginning of Period	$ 1.00	$ 1.00
Investment Activities:		
Net investment income	0.03	0.03
Total from investment operations	0.03	0.03
Dividends:		
Net investment income	(0.03)	(0.03)
Total Dividends	(0.03)	(0.03)
Net Asset Value, End of Period	$ 1.00	$ 1.00
Total Return	2.59%	2.71%(a)
Ratios/Supplementary Data:		
Net assets at end of period (000)	$ 1,769	$ 155
Ratio of expenses to average net assets	0.93%	0.94% (b)
Ratio of net investment income to average net assets	2.10%	4.34% (b)
Ratio of expenses to average net assets**	11.63%	43.08% (b)

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* For the period from May 25, 2000 (commencement of operations) through December 31, 2000.
** During the period, certain fees were voluntarily reduced and/or reimbursed. If such voluntary fee reductions and/or reimbursements had not occurred, the ratio would have been as indicated.
(a) Not annualized.
(b) Annualized.

For more information about the Fund, the following documents are available free upon request:

Annual/Semi-Annual Reports: The Fund's annual and semi-annual reports to shareholders contain additional information on the Fund's investments. In the annual report, an investor will find a discussion of the market conditions and investment strategies that significantly affected the Fund's performance during its last fiscal year.

Statement of Additional Information (SAI): The SAI provides more detailed information about the Fund, including its operations and investment policies. It is incorporated by reference and is legally considered a part of this prospectus.

An investor can get free copies the of reports and the SAI, or request other information and discuss any questions about the Fund, by contacting a broker or bank that sells an insurance contract that offers the Fund as an investment option. Or contact the Fund at:

Variable Insurance Funds
3435 Stelzer Road
Columbus, Ohio 43219-3035
Telephone: 1-800-634-2536

Investors can review and copy the SAI and other information about the Fund at the Public Reference Room of the Securities and Exchange Commission. Investors may call 1-202-942-8090 for more information about the Public Reference Room. Investors can get text-only copies of information about the Fund:

- For a fee, by writing the Public Reference Section of the Commission, Washington, D.C. 20549-0102 or by electronic request at publicinfo@sec.gov.

- Free from the Commission's Website at http://www.sec.gov.

Investment Company Act file no. 811-8644.

HSBC Variable Growth and Income Fund

Variable Insurance Funds
3435 Stelzer Road
Columbus, Ohio 43219-3035
1-800-634-2536

The HSBC Variable Growth and Income Fund ("Fund") seeks long-term growth of capital and current income by investing primarily in common stocks, preferred stocks, and convertible securities. The Fund's goals and investment program are described in detail inside. HSBC Asset Management (Americas) Inc. ("HSBC") serves as the Fund's investment adviser.

The Fund sells its shares to insurance company separate accounts, so that the Fund may serve as an investment option under variable life insurance policies and variable annuity contracts issued by insurance companies. The Fund also may sell its shares to certain other investors, such as qualified pension and retirement plans, insurance companies, and HSBC.

This prospectus should be read in conjunction with the separate account's prospectus describing the variable insurance contract. Please read both prospectuses and retain them for future reference.

The Securities and Exchange Commission has not approved the Fund's shares or determined whether this prospectus is accurate or complete. Anyone who tells you otherwise is committing a crime.

The date of this prospectus is May 1, 2002.

RISK/RETURN SUMMARY AND FUND EXPENSES

Investment Objectives

The Fund seeks long-term growth of capital and current income.

Principal Investment Strategies

Under normal market conditions, the Fund will invest primarily in common stocks, preferred stocks, and convertible securities. The Fund may invest the balance of its assets in various types of fixed income securities and in money market instruments.

HSBC selects securities for the portfolio that appear to be undervalued, some of which will be income-producing. In selecting securities, HSBC uses quantitative and fundamental research to identify stocks meeting either or both growth and income criteria. Investments generally will be sold if they no longer meet the Fund's criteria for income-oriented or growth-oriented instruments.

Principal Investment Risks

An investment in the Fund entails risk, including possible loss of the principal amount invested. The principal risks of investing in the Fund include:

Market Risk

The value of the Fund's investments will fluctuate as the stock market fluctuates, sometimes rapidly and unpredictably, and securities prices overall may decline over short or longer-term periods. This risk may be greatest for the Fund's investments in common stocks. Because the value of the Fund's investments will fluctuate with market conditions, so will the value of an investment in the Fund. An issuer of a portfolio investment may be unable to achieve its earnings or growth expectations. Additionally, there is the risk that stocks selected because they are believed to represent value will remain undervalued or out of favor.

Interest Rate Risk

Changes in interest rates will affect the value of the Fund's investments. In particular, the Fund's investments in income-producing, fixed income or debt securities, such as preferred stocks or convertible securities, generally will change in value inversely with changes in interest rates.

Credit Risk

The issuer of a security may default or not be able to meet its financial obligations. This risk may be particularly acute for the Fund's investments in income-producing, fixed income or debt securities. The degree of risk for a particular security may be reflected in its credit rating.

An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Fund Performance

The following chart and table show how the Fund has performed, and the table compares the Fund's performance to that of the Standard & Poor's 500(R) Composite Stock Price Index ("S&P 500(R) Index"), a widely recognized, unmanaged index of common stocks. The information does not reflect charges and fees associated with a separate account that invests in the Fund or any insurance contract for which the Fund is an investment option. These charges and fees will reduce returns. Investors should be aware that past performance does not indicate how the Fund will perform in the future.

Calendar Year Total Returns*

Bar Chart	-17.12%	
	2001	
Best Quarter:	6.70%	12/31/2001
Worst Quarter:	-14.49%	9/30/2001

Average Annual Total Return* (for the periods ended December 31, 2001)

	Past Year	Since Inception (May 25, 2000)
Fund	-17.12%	-9.62%
S&P 500(R) Index*	-11.87%	-9.80%

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*   Assumes reinvestment of dividends and distributions.

Fund Expenses

The following expense table indicates the expenses that an investor will incur as a shareholder of the Fund during the current fiscal year. These expenses are reflected in the share price of the Fund. The table does not reflect separate account or insurance contract fees and charges.

Annual Fund Operating Expenses
(expenses that are deducted from Fund assets)

Management Fees*..	0.55%
Other Expenses*...	7.92%
Total Annual Fund Operating Expenses*..	8.47%

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*   HSBC is currently waiving its management fee, and other expenses currently are being limited to 1.15%. Total expenses after fee waivers and expense reimbursements are 1.15%. Any fee waiver or expense reimbursement is voluntary and may be terminated at any time.

Expense Example

Use the following table to compare fees and expenses of the Fund to other investment companies. The table illustrates the amount of fees and expenses an investor would pay assuming (1) a $10,000 investment, (2) 5% annual return, (3) redemption at the end of each time period, and (4) no changes in the Fund's total operating expenses. It does not reflect separate account or insurance contract fees and charges. An investor's actual costs may be different.

1 Year	3 Years	5 Years	10 Years
$832	$2,411	$3,883	$7,137

INVESTMENT OBJECTIVES, STRATEGIES AND RISKS

Investors should be aware that the investments made by the Fund and the results achieved by the Fund at any given time are not expected to be the same as those made by other mutual funds for which HSBC acts as investment adviser, including mutual funds with names, investment objectives and policies similar to the Fund. Investors should carefully consider their investment goals and willingness to tolerate investment risk before allocating their investment to the Fund.

The Fund's investment objectives are long-term growth of capital and current income. Under normal market conditions, the Fund will invest primarily in common stocks, preferred stocks, and convertible securities. The Fund may invest the balance of its assets in fixed income securities and money market instruments, including U.S. Government securities, corporate bonds, asset-backed and mortgage-backed securities, obligations of savings and loans and U.S. and foreign banks, commercial paper, and related repurchase agreements.

The Fund's criteria for selecting equity securities are the issuer's managerial strength, competitive position, price to earnings ratio, profitability, prospects for growth, underlying asset value and relative market value. HSBC uses quantitative and fundamental research to identify stocks meeting either or both growth and income criteria and selects securities for the portfolio that appear to be undervalued. The Fund may invest in securities that appear to be undervalued because the value or potential for growth has been overlooked by many investors or because recent changes in the economy, industry or company have not yet been reflected in the price of the securities. In order to increase the Fund's portfolio income, the Fund may invest in securities that provide current dividends or, in the opinion of HSBC, have a potential for dividend growth in the future. Investments generally will be sold if they no longer meet the Fund's criteria for income-oriented or growth-oriented instruments.

The Fund will place greater emphasis on capital appreciation as compared to income, although changes in market conditions and interest rates will cause the Fund to vary emphasis of these two elements of its investment program in order to meet its investment objective.

The Fund has the flexibility to make portfolio investments and engage in other investment techniques that are different than its principal strategies mentioned here. More information on the

Fund's investment strategies may be found in the Statement of Additional Information (see back cover).

4

The Fund's investment strategies may subject it to a number of risks, including the following.

Market Risk

Although equities historically have outperformed other asset classes over the long term, their prices tend to fluctuate more dramatically over the shorter term. These movements may result from factors affecting individual companies, or from broader influences like changes in interest rates, market conditions, investor confidence or announcements of economic, political or financial information.

The Fund may invest in value stocks, which in theory limit downside risk because they are underpriced. Of course, HSBC's success in moderating market risk cannot be assured. There is no guarantee that a value stock is, in fact, undervalued, or that the market will ever recognize its true value. In addition, to the extent that the Fund invests in value stocks or attempts to moderate potential volatility by investing in dividend-paying growth stocks, the Fund may produce more modest gains than equity funds with more aggressive investment profiles.

While potentially offering greater opportunities for capital growth than larger, more established companies, the equities of smaller companies may be particularly volatile, especially during periods of economic uncertainty. These companies may face less certain growth prospects, or depend heavily on a limited line of products and services or the efforts of a small number of key management personnel.

The Fund may invest in securities issued by foreign companies. The securities of foreign companies may pose risks in addition to, or to a greater degree than, the risks described above. Foreign companies may be subject to disclosure, accounting, auditing and financial reporting standards and practices that are different from those to which U.S. issuers are subject. Accordingly, the Fund may not have access to adequate or reliable company information. In addition, political, economic and social developments in foreign countries and fluctuations in currency exchange rates may affect the operations of foreign companies or the value of their securities.

Interest Rate Risk

The Fund may invest in debt securities and fixed income securities. Generally, the value of these securities will change inversely with changes in interest rates. Interest rate risk may be greater for the Fund's investments in mortgage- and asset-backed securities, because when interest rates rise, the maturities of these types of securities tend to lengthen, and the value of these securities may decrease more significantly. Further, as interest rates fall, these securities may be subject to the risk that the underlying loans will be paid sooner than expected, which may reduce returns by forcing the Fund to invest at lower prevailing interest rates. In addition, changes in interest rates may affect the operations of the issuers of stocks in which the Fund invests. Rising interest rates, which may be expected to lower the value of fixed income instruments and negatively impact the operations of many issuers, generally exist during periods of inflation or strong economic growth.

Credit Risk

The Fund's investments, and particularly investments in fixed income securities, may be affected by the creditworthiness of issuers in which the Fund invests. Changes in the financial strength, or perceived financial strength, of a company may affect the value of its securities and, therefore, impact the value of the Fund's shares.

The Fund may invest in lower rated debt obligations, and the Fund can invest in comparably rated convertible securities. To a greater extent than more highly rated securities, lower rated securities tend to reflect short-term corporate, economic and market developments, as well as investor perceptions of the issuer's credit quality. Lower rated securities may be especially susceptible to real or perceived adverse economic and competitive industry conditions. In addition, lower rated securities may be less liquid than higher quality investments. Reduced liquidity may prevent the Fund from selling a security at the time and price that would be most beneficial to the Fund.

Active Trading

The Fund is actively managed and, in some cases in response to market conditions, the Fund's portfolio turnover may exceed 100%, which generally is considered to be a high rate of portfolio turnover. A higher rate of portfolio turnover increases brokerage and other expenses, which must be borne by the Fund and its shareholders, and may negatively affect the Fund's performance.

Temporary Investments

HSBC may temporarily invest up to 100% of the Fund's assets in high quality, short-term money market instruments if it believes adverse economic or market conditions, such as excessive volatility or sharp market declines, justify taking a defensive investment posture. If the Fund attempts to limit investment risk by temporarily taking a defensive investment position, it may be unable to pursue its investment objectives during that time, and it may miss out on some or all of an upswing in the securities markets.

Please see the Statement of Additional Information for more detailed information about the Fund, its investment strategies, and its risks.

VALUATION OF SHARES

The Fund prices its shares on the basis of the net asset value of the Fund, which generally is determined as of the close of the New York Stock Exchange ("NYSE") (generally 4:00 p.m., Eastern Time) on each Business Day. A Business Day is a day on which the NYSE is open for trading. If portfolio investments of the Fund are traded in markets on days that are not Business Days of the Fund, the Fund's net asset value may fluctuate on days when investors cannot purchase or redeem shares.

Net asset value per share for purposes of pricing sales and redemptions is calculated by dividing the value of all securities and other assets belonging to the Fund, less the liabilities charged to the Fund and any liabilities allocable to the Fund, by the number of the Fund's outstanding shares. The net asset value per share of the Fund will fluctuate as the value of the investment portfolio of the Fund changes.

The Fund values its securities at market value. If market quotations are not readily available, the securities will be valued by a method that the Board of Trustees of Variable Insurance Funds (the "Trust") believes accurately reflects fair value. For further information about valuation of investments, see the Statement of Additional Information.

PURCHASING AND REDEEMING SHARES

Shares of the Fund are available for purchase by insurance company separate accounts to serve as an investment medium for variable insurance contracts, and by qualified pension and retirement plans, certain insurance companies, and HSBC. The Fund reserves the right to reject or refuse, in its discretion, any order for the purchase of the Fund's shares, in whole or in part.

Shares of the Fund are purchased or redeemed at the net asset value per share next determined after receipt and acceptance by the Fund's distributor (or other agent) of a purchase order or receipt of a redemption request. Transactions in shares of the Fund will be effected only on a Business Day of the Fund.

Payment for shares redeemed normally will be made within seven days. The Fund intends to pay cash for all shares redeemed, but under abnormal conditions that make payment in cash unwise, payment may be made wholly or partly in portfolio securities at their then market value equal to the redemption price. A shareholder may incur brokerage costs in converting such securities to cash. Payment for shares may be delayed under extraordinary circumstances or as permitted by the Securities and Exchange Commission in order to protect remaining investors.

Investors do not deal directly with the Fund to purchase or redeem shares. Please refer to the prospectus for the separate account for information on the allocation of premiums and on transfers of accumulated value among sub-accounts of the separate accounts that invest in the Fund.

The Trust currently does not foresee any disadvantages to investors if the Fund served as an investment medium for both variable annuity contracts and variable life insurance policies. However, it is theoretically possible that the interest of owners of annuity contracts and insurance policies for which the Fund served as an investment medium might at some time be in conflict due to differences in tax treatment or other considerations. The Board of Trustees and each participating insurance company would be required to monitor events to identify any material conflicts between variable annuity contract owners and variable life insurance policy owners, and would have to determine what action, if any, should be taken in the event of such a conflict. If such a conflict occurred, an insurance company participating in the Fund might be required to redeem the investment of one or more of its separate accounts from the Fund, which might force the Fund to sell securities at disadvantageous prices.

The Fund reserves the right to discontinue offering shares at any time, or to cease investment operations entirely. In such an event, any investments allocated to the Fund will, subject to any necessary regulatory approvals, be invested in another portfolio of the Trust deemed appropriate by the Board of Trustees, or in another mutual fund.

Servicing Agents

The Trust has adopted a plan under which up to 0.25% of the Fund's average daily net assets may be expended for support services to investors, such as establishing and maintaining accounts and records, providing account information, arranging for bank wires, responding to routine inquiries, forwarding investor communications, assisting in the processing of purchase and redemption requests, and assisting investors in changing account designations and addresses. For expenses incurred and services provided, a financial institution (or its affiliate) providing these services ("Servicing Agent") may receive a fee from the Fund, computed daily and paid monthly, at an annual rate of up to 0.25% of the average daily net assets of the Fund allocable to variable insurance contracts owned by customers of the Servicing Agent. A Servicing Agent may periodically waive all or a portion of its servicing fees with respect to the Fund to increase the net income of the Fund available for distribution as dividends.

MANAGEMENT OF THE FUND

Investment Adviser

HSBC Asset Management (Americas) Inc. ("HSBC"), 452 Fifth Avenue, New York, New York, 10018, is the investment adviser for the Fund, pursuant to an Investment Advisory contract with the Trust. HSBC is a wholly-owned subsidiary of HSBC Bank USA, a New York State chartered bank, which is a wholly-owned subsidiary of HSBC USA, Inc., a registered bank holding company. The HSBC organization currently provides investment advisory services for individuals, trusts, estates and institutions, and managed more than $13.7 billion in assets as of December 31, 2001.

Under an investment advisory agreement between the Trust and HSBC, the Trust pays HSBC an investment advisory fee, computed daily and payable monthly, at an annual rate equal to the lesser of (a) 0.55% of the Fund's average daily net assets; or (b) such amount as may from time to time be agreed upon in writing by the Trust and HSBC. During the fiscal year ended December 31, 2001, HSBC waived all investment advisory fees to which it was entitled.

Mr. Fredric Lutcher III, Managing Director, U.S. Equities, is responsible for the day-to-day management of the Fund. Prior to joining HSBC in late 1997, Mr. Lutcher worked as Vice President and Senior Mutual Fund Portfolio Manager at Merrill Lynch Asset Management for nine years.

Administrator and Distributor

BISYS Fund Services Ohio, Inc. is the administrator for the Fund, and BISYS Fund Services acts as the Fund's principal underwriter and distributor. The address of each is 3435 Stelzer Road, Columbus, Ohio 43219-3035.

See the Statement of Additional Information for further information about the Fund's service providers.

TAXATION

The Fund intends to qualify and to elect to be taxed as a "regulated investment company" under the provisions of Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). If the Fund qualifies as a "regulated investment company" and complies with the appropriate provisions of the Code, the Fund will not be liable for federal income tax on income it distributes.

The Fund intends to diversify its investments in a manner intended to comply with tax requirements generally applicable to mutual funds. In addition, the Fund will diversify its investments so that on the last day of each quarter of a calendar year, no more than 55% of the value of its total assets is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. For this purpose, securities of a single issuer are treated as one investment and each U.S. Government agency or instrumentality is treated as a separate issuer. Any security issued, guaranteed, or insured (to the extent so guaranteed or insured) by the U.S. Government or an agency or instrumentality of the U.S. Government is treated as a security issued by the U.S. Government or its agency or instrumentality, whichever is applicable.

If the Fund fails to meet this diversification requirement, income with respect to variable insurance contracts invested in the Fund at any time during the calendar quarter in which the failure occurred could become currently taxable to the owners of the contracts. Similarly, income for prior periods with respect to such contracts also could be taxable, most likely in the year of the failure to achieve the required diversification. Other adverse tax consequences could also ensue.

Since the shareholders of the Fund will be separate accounts, no discussion is included here as to the federal income tax consequences at the shareholder level. For information concerning the federal income tax consequences to purchasers of the variable life insurance policies and variable annuity contracts, see the prospectus for the relevant variable insurance contract. See the Statement of Additional Information for more information on taxes.

SIMILAR FUND PERFORMANCE INFORMATION

The following table provides information concerning the historical total return performance of the Class A shares of the Growth and Income Fund, a series of the HSBC Mutual Funds Trust (the "Similar Fund"), which is similar to the Fund. The Similar Fund's investment objectives, policies and strategies are substantially similar to those of the Fund, and it is currently managed by the same portfolio manager. However, the portfolio manager of the Fund has not managed the Similar Fund for the entire period shown. While the investment objectives, policies and risks of the Similar Fund and the Fund are similar, they are not identical, and the performance of the Similar Fund and the Fund will vary. The data is provided to illustrate the past performance of HSBC in managing a substantially similar investment portfolio and does not represent the past performance of the Fund or the future performance of the Fund or its portfolio manager. Consequently, potential investors should not consider this performance data as an indication of the future performance of the Fund or of its portfolio manager.

The performance data shown below reflects the net operating expenses of the Similar Fund, which are lower than the net operating expenses of the Fund. Performance would have been lower for the

Similar Fund if the Fund's operating expenses were used. In addition, the Similar Fund, unlike the Fund, is not sold to insurance company separate accounts to fund variable insurance contracts. As a result, the performance results presented below do not take into account charges or deductions against a separate account or variable insurance contract for cost of insurance charges, premium loads, administrative fees, maintenance fees, premium taxes, mortality and expense risk charges, or other charges that may be incurred under a variable insurance contract for which the Fund serves as an underlying investment vehicle. By contrast, investors with contract value allocated to the Fund will be subject to charges and expenses relating to variable insurance contracts and separate accounts.

The Similar Fund's performance data shown below is calculated in accordance with standards prescribed by the Securities and Exchange Commission for the calculation of average annual total return information. The investment results of the Similar Fund presented below are unaudited and are not intended to predict or suggest results that might be experienced by the Similar Fund or the Fund. Share prices and investment returns will fluctuate reflecting market conditions, as well as changes in company-specific fundamentals of portfolio securities. The performance data for the benchmark identified below does not reflect the fees or expenses of the Similar Fund or the Fund.

Average Annual Total Returns for the Similar Fund and for Its Benchmark Index for Periods Ended December 31, 2001

Similar Fund# /Benchmark	1 Year	5 Years	10 Years	Since Inception (June 23, 1986)
Growth and Income Fund[+]	-21.57%	6.10%	9.40%	10.37%
Growth and Income Fund[++]	-17.44%	7.20%	9.96%	10.73%
S&P 500® Composite Index*	-11.87%	10.70%	12.94%	13.14%**

\#   The Similar Fund performance information set forth above reflects fee waivers and/or expense reimbursements. Absent such waivers and/or reimbursements, Similar Fund performance would have been lower.

[+]   Includes the maximum sales charge of 5.00%.

[++]   Excludes the maximum sales charge of 5.00%.

*   The Standard & Poor's 500(R) Composite Stock Price Index is an unmanaged index containing common stocks of 500 industrial, transportation, utility and financial companies, regarded as generally representative of the U.S. stock market. The Index reflects income and distributions, if any, but does not reflect fees, brokerage commissions, or other expenses of investing.

**   As of 6/30/86.

GENERAL INFORMATION

Description of the Trust and Its Shares

Variable Insurance Funds was organized as a Massachusetts business trust in 1994 and currently consists of multiple portfolios. The Board of Trustees of the Trust may establish additional portfolios in the future. Under Massachusetts law, shareholders could be held personally liable for the obligations of the Trust under certain circumstances. However, the Trust's declaration of trust disclaims liability of its shareholders and provides for indemnification out of Trust property for all loss and expense of any shareholder held personally liable for the obligations of the Trust.

Accordingly, the risk of a shareholder incurring financial loss on account of shareholder liability should be considered remote.

Miscellaneous

No person has been authorized to give any information or to make any representations not contained in this prospectus in connection with the offering made by this prospectus. If given or made, such information or representations must not be relied upon as having been authorized by the Fund or its distributor. This prospectus does not constitute an offering by the Fund or its distributor in any jurisdiction in which such offering may not be lawfully made.

FINANCIAL HIGHLIGHTS

The following table is included to assist investors in evaluating the financial performance of the Fund since its commencement of operations through December 31, 2001. Certain information reflects financial results of a single share. "Total Return" represents how much an investment in the Fund would have earned (or lost) during the period. This information has been audited by Arthur Andersen LLP for the fiscal year ended December 31, 2001, and by other auditors for the prior fiscal year. This information, along with the Fund's financial statements, is included in the Fund's most recent annual report, which may be obtained without charge upon request.

Selected data for a share outstanding throughout the period indicated:	Year Ended December 31, 2001	Period Ended December 31, 2000*
Net Asset Value, Beginning of Period	$ 10.26	$ 10.00
Investment Activities:		
Net investment income	0.01	0.26[+]
Net realized and unrealized from investment transactions	(1.77)	---
Total from investment activities	(1.76)	0.26
Dividends:		
Net investment income	(0.02)	---
Total Dividends	(0.02)	---
Net Asset Value, End of Period	$ 8.48	$ 10.26
Total Return	(17.12%)	2.60%(a)
Ratios/Supplementary Data:		
Net assets at end of period (000)	$ 1,624	$ 374
Ratio of expenses to average net assets	1.15%	1.07% (b)
Ratio of net investment income to average net assets	0.13%	4.18% (b)
Ratio of expenses to average net assets**	8.47%	39.75% (b)
Portfolio turnover	59.61%	(c)

[+] For the period from May 25, 2000 (commencement of operations) through December 31, 2000.
* Fund commenced operation on May 25, 2000.
** During the period, certain fees were voluntarily reduced and/or reimbursed. If such voluntary fee reductions and/or reimbursements had not occurred, the ratio would have been as indicated.
(a) Not annualized.
(b) Annualized.
(c) During the period, no purchases or sales of long-term securities occurred.

For more information about the Fund, the following documents are available free upon request:

Annual/Semi-Annual Reports: The Fund's annual and semi-annual reports to shareholders contain additional information on the Fund's investments. In the annual report, an investor will find a discussion of the market conditions and investment strategies that significantly affected the Fund's performance during its last fiscal year.

Statement of Additional Information (SAI): The SAI provides more detailed information about the Fund, including its operations and investment policies. It is incorporated by reference and is legally considered a part of this prospectus.

An investor can get free copies of the reports and the SAI, or request other information and discuss any questions about the Fund, by contacting a broker or bank that sells an insurance contract that offers the Fund as an investment option. Or contact the Fund at:

Variable Insurance Funds
3435 Stelzer Road
Columbus, Ohio 43219-3035
Telephone: 1-800-634-2536

Investors can review and copy the SAI and other information about the Fund at the Public Reference Room of the Securities and Exchange Commission. Investors may call 1-202-942-8090 for more information about the Public Reference Room. Investors can get text-only copies of information about the Fund:

- For a fee, by writing the Public Reference Section of the Commission, Washington, D.C. 20549-0102 or by electronic request at publicinfo@sec.gov.

- Free from the Commission's Website at http://www.sec.gov.

Investment Company Act file no. 811-8644.

HSBC Variable Fixed Income Fund

Variable Insurance Funds
3435 Stelzer Road
Columbus, Ohio 43219-3035
1-800-634-2536

The HSBC Variable Fixed Income Fund (the "Fund") seeks high current income consistent with appreciation of capital by investing in fixed income securities. The Fund's goals and investment program are described in detail inside. HSBC Asset Management (Americas) Inc. ("HSBC") serves as the Fund's investment adviser.

The Fund sells its shares to insurance company separate accounts, so that the Fund may serve as an investment option under variable life insurance policies and variable annuity contracts issued by insurance companies. The Fund also may sell its shares to certain other investors, such as qualified pension and retirement plans, insurance companies, and HSBC.

This prospectus should be read in conjunction with the separate account's prospectus describing the variable insurance contract. Please read both prospectuses and retain them for future reference.

The Securities and Exchange Commission has not approved the Fund's shares or determined whether this prospectus is accurate or complete. Anyone who tells you otherwise is committing a crime.

The date of this prospectus is May 1, 2002.

RISK/RETURN SUMMARY AND FUND EXPENSES

Investment Objectives

The Fund seeks high current income consistent with appreciation of capital.

Principal Investment Strategies

Under normal market conditions, the Fund will invest at least 80% of its assets in fixed income securities, and will primarily invest in investment grade fixed income securities consisting of securities rated at least Baa by Moody's Investors Service, Inc. ("Moody's") or BBB by Standard and Poor's Ratings Services ("S&P"), or securities of comparable quality.

HSBC selects securities based on various factors, including the outlook for the economy and anticipated changes in interest rates and inflation. HSBC will consider selling those securities that no longer meet the Fund's criteria for investment.

Principal Investment Risks

An investment in the Fund entails risk, including possible loss of the principal amount invested. The principal risks of investing in the Fund include:

Market Risk

The value of the Fund's investments will fluctuate as the securities market fluctuates, sometimes rapidly and unpredictably, and securities prices overall may decline over short or longer-term periods. Because the value of the Fund's investments will fluctuate with market conditions, so will the value of an investment in the Fund.

Interest Rate Risk

Changes in interest rates will affect the value of the Fund's investments. In particular, the Fund's investments in fixed income and debt securities generally will change in value inversely with changes in interest rates. Interest rate risk may be greater for the Fund's investments in mortgage-related securities because when interest rates rise, the maturities of these types of securities tend to lengthen, and the value of these securities may decrease more significantly.

Credit Risk

The issuer of a security may default or not be able to meet its financial obligations. The degree of risk for a particular security may be reflected in its credit rating. Credit risk includes the possibility that the Fund's investments will have their credit ratings downgraded.

An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Fund Performance

The following chart and table show how the Fund has performed, and the table compares the Fund's performance to that of the Lehman Brothers Aggregate Bond Index, an unmanaged index generally representative of the bond market as a whole. The information does not reflect charges and fees associated with a separate account that invests in the Fund or any insurance contract for which the Fund is an investment option. These charges and fees will reduce returns. Investors should be aware that past performance does not indicate how the Fund will perform in the future.

Calendar Year Total Returns*

Bar Chart	4.42%	
	2001	
Best Quarter:	4.18%	9/30/2001
Worst Quarter:	-1.18%	12/31/2001

Average Annual Total Return* *(for the periods ended December 31, 2001)*

	Past Year	Since Inception (May 25, 2000)
Fund	4.42%	4.58%
Lehman Brothers Aggregate Bond Index*	8.44%	11.51%**

---

* Assumes reinvestment of dividends and distributions.
** As of 5/31/00.

Fund Expenses

The following expense table indicates the expenses that an investor will incur as a shareholder of the Fund during the current fiscal year. These expenses are reflected in the share price of the Fund. The table does not reflect separate account or insurance fees and charges.

Annual Fund Operating Expenses
(expenses that are deducted from Fund assets)

Management Fees*..	0.55%
Other Expenses*...	29.37%
Total Annual Fund Operating Expenses*..	29.92%

---

* HSBC is currently waiving its management fee, and other expenses currently are being limited to 1.15%. Total expenses after fee waivers and expense reimbursements are 1.15%. Any fee waiver or expense reimbursement is voluntary and may be terminated at any time.

Expense Example

Use the following table to compare fees and expenses of the Fund to other investment companies. It illustrates the amount of fees and expenses an investor would pay, assuming (1) a $10,000 investment, (2) 5% annual return, (3) redemption at the end of each time period, and (4) no changes in the Fund's total operating expenses. It does not reflect separate account or insurance contract fees and charges. An investor's actual costs may be different.

1 Year	3 Years	5 Years	10 Years
$2,619	$6,062	$8,003	$9,912

INVESTMENT OBJECTIVES, STRATEGIES AND RISKS

Investors should be aware that the investments made by the Fund and the results achieved by the Fund at any given time are not expected to be the same as those made by other mutual funds for which HSBC acts as investment adviser, including mutual funds with names, investment objectives and policies similar to the Fund. Investors should carefully consider their investment goals and willingness to tolerate investment risk before allocating their investment to the Fund.

The Fund's investment objective is high current income consistent with appreciation of capital. Under normal market conditions, the Fund will invest at least 80% of its assets in fixed income securities, and will primarily invest in investment grade fixed income securities consisting of securities rated at least Baa by Moody's or BBB by S&P, or securities of comparable quality.

The Fund invests primarily in U.S. Government securities, corporate bonds, asset-backed and mortgage-backed securities, obligations of savings and loans and U.S. and foreign banks, commercial paper, and related repurchase agreements. The Fund also may invest in mortgage-related securities that are issued or guaranteed by the U.S. Government, its agencies or instrumentalities, as well as variable and floating rate debt securities meeting its quality standards.

The Fund selects its investments based upon an analysis of various factors, including the outlook for the economy and anticipated changes in interest rates and inflation. If a security held by the Fund has its rating revoked or reduced below the Fund's quality standards, the Fund may continue to hold the security. In these circumstances, however, HSBC will consider whether the Fund should continue to hold the security. Lower rated and unrated securities may be subject to greater credit risk and have greater price volatility than securities in the higher rating categories.

The Fund has the flexibility to make portfolio investments and engage in other investment techniques that are different than its principal strategies mentioned here. More information on the Fund's investment strategies may be found in the Statement of Additional Information (see back cover).

The Fund's investment strategies may subject it to a number of risks, including the following.

Interest Rate Risk

The Fund may invest in debt securities and fixed income securities. Generally, the value of these securities will change inversely with changes in interest rates. Interest rate risk may be greater for the Fund's investments in mortgage- and asset-backed securities, because when interest rates rise, the maturities of these types of securities tend to lengthen, and the value of these securities may decrease more significantly. Further, as interest rates fall, these securities may be subject to the risk that the underlying loans will be paid sooner than expected, which may reduce returns by forcing the Fund to invest at lower prevailing interest rates. Rising interest rates, which may be expected to lower the value of fixed income instruments and negatively impact the operations of many issuers, generally exist during periods of inflation or strong economic growth.

Credit Risk

The Fund's investments, and particularly investments in fixed income securities, may be affected by the creditworthiness of issuers in which the Fund invests. Changes in the financial strength, or perceived financial strength, of a company may affect the value of its securities and, therefore, impact the value of the Fund's shares.

The Fund may invest in lower rated debt obligations. To a greater extent than more highly rated securities, lower rated securities tend to reflect short-term corporate, economic and market developments, as well as investor perceptions of the issuer's credit quality. Lower rated securities may be especially susceptible to real or perceived adverse economic and competitive industry conditions. In addition, lower rated securities may be less liquid than higher quality investments. Reduced liquidity may prevent the Fund from selling a security at the time and price that would be most beneficial to the Fund.

Foreign Investment Risk

The Fund may invest in securities issued by foreign companies. The securities of foreign companies may pose risks in addition to, or to a greater degree than, the risks associated with U.S. companies. Foreign companies may be subject to disclosure, accounting, auditing and financial reporting standards and practices that are different from those to which U.S. issuers are subject. Accordingly, the Fund may not have access to adequate or reliable company information. In addition, political, economic and social developments in foreign countries and fluctuations in currency exchange rates may affect the operations of foreign companies or the value of their securities.

Active Trading

The Fund is actively managed and, in some cases in response to market conditions, the Fund's portfolio turnover may exceed 100%, which generally is considered to be a high rate of portfolio turnover. A higher rate of portfolio turnover increases brokerage and other expenses, which must be borne by the Fund and its shareholders, and may negatively affect the Fund's performance.

Temporary Investments

HSBC may temporarily invest up to 100% of the Fund's assets in high quality, short-term money market instruments if it believes adverse economic or market conditions, such as excessive volatility or sharp market declines, justify taking a defensive investment posture. If the Fund attempts to limit investment risk by temporarily taking a defensive investment position, it may be unable to pursue its investment objectives during that time, and it may miss out on some or all of an upswing in the securities markets.

Please see the Statement of Additional Information for more detailed information about the Fund, its investment strategies, and its risks.

VALUATION OF SHARES

The Fund prices its shares on the basis of the net asset value of the Fund, which generally is determined as of the close of the New York Stock Exchange ("NYSE") (generally 4:00 p.m.., Eastern Time) on each Business Day. A Business Day is a day on which the NYSE is open for trading. If portfolio investments of the Fund are traded in markets on days that are not Business Days of the Fund, the Fund's net asset value may fluctuate on days when investors cannot purchase or redeem shares.

Net asset value per share for purposes of pricing sales and redemptions is calculated by dividing the value of all securities and other assets belonging to the Fund, less the liabilities charged to the Fund and any liabilities allocable to the Fund, by the number of the Fund's outstanding shares. The net asset value per share of the Fund will fluctuate as the value of the investment portfolio of the Fund changes.

The Fund values its securities at market value. If market quotations are not readily available, the securities will be valued by a method that the Board of Trustees of Variable Insurance Funds (the "Trust") believes accurately reflects fair value. For further information about valuation of investments, see the Statement of Additional Information.

PURCHASING AND REDEEMING SHARES

Shares of the Fund are available for purchase by insurance company separate accounts to serve as an investment medium for variable insurance contracts, and by qualified pension and retirement plans, certain insurance companies, and HSBC. The Fund reserves the right to reject or refuse, in its discretion, any order for the purchase of the Fund's shares, in whole or in part.

Shares of the Fund are purchased or redeemed at the net asset value per share next determined after receipt and acceptance by the Fund's distributor (or other agent) of a purchase order or receipt of a redemption request. Transactions in shares of the Fund will be effected only on a Business Day of the Fund.

Payment for shares redeemed normally will be made within seven days. The Fund intends to pay cash for all shares redeemed, but under abnormal conditions that make payment in cash unwise, payment may be made wholly or partly in portfolio securities at their then market value equal to the redemption price. A shareholder may incur brokerage costs in converting such securities to cash. Payment for shares may be delayed under extraordinary circumstances or as permitted by the Securities and Exchange Commission in order to protect remaining investors.

Investors do not deal directly with the Fund to purchase or redeem shares. Please refer to the prospectus for the separate account for information on the allocation of premiums and on transfers of accumulated value among sub-accounts of the separate accounts that invest in the Fund.

The Trust currently does not foresee any disadvantages to investors if the Fund served as an investment medium for both variable annuity contracts and variable life insurance policies. However, it is theoretically possible that the interest of owners of annuity contracts and insurance policies for which the Fund served as an investment medium might at some time be in conflict due to differences in tax treatment or other considerations. The Board of Trustees and each participating insurance company would be required to monitor events to identify any material conflicts between variable annuity contract owners and variable life insurance policy owners, and would have to determine what action, if any, should be taken in the event of such a conflict. If such a conflict occurred, an insurance company participating in the Fund might be required to redeem the investment of one or more of its separate accounts from the Fund, which might force the Fund to sell securities at disadvantageous prices.

The Fund reserves the right to discontinue offering shares at any time, or to cease investment operations entirely. In such an event, any investments allocated to the Fund will, subject to any necessary regulatory approvals, be invested in another portfolio of the Trust deemed appropriate by the Board of Trustees, or in another mutual fund.

Servicing Agents

The Trust has adopted a plan under which up to 0.25% of the Fund's average daily net assets may be expended for support services to investors, such as establishing and maintaining accounts and records, providing account information, arranging for bank wires, responding to routine inquiries, forwarding investor communications, assisting in the processing of purchase and redemption requests, and assisting investors in changing account designations and addresses. For expenses incurred and services provided, a financial institution (or its affiliate) providing these services ("Servicing Agent") may receive a fee from the Fund, computed daily and paid monthly, at an annual rate of up to 0.25% of the average daily net assets of the Fund allocable to variable insurance contracts owned by customers of the Servicing Agent. A Servicing Agent may periodically waive all or a portion of its servicing fees with respect to the Fund to increase the net income of the Fund available for distribution as dividends.


MANAGEMENT OF THE FUND


Investment Adviser

HSBC Asset Management (Americas) Inc. ("HSBC"), 452 Fifth Avenue, New York, New York, 10018, is the investment adviser for the Fund, pursuant to an Investment Advisory contract with the Trust. HSBC is a wholly-owned subsidiary of HSBC Bank USA, a New York State chartered bank, which is a wholly-owned subsidiary of HSBC USA, Inc., a registered bank holding company. The HSBC organization provides investment advisory services for individuals, trusts, estates and institutions and managed more than $13.7 billion in assets as of December 31, 2001.

Under an investment advisory agreement between the Trust and HSBC, the Trust pays HSBC an investment advisory fee, computed daily and payable monthly, at an annual rate equal to the lesser of (a) 0.55% of the Fund's average daily net assets; or (b) such amount as may from time to time be agreed upon in writing by the Trust and HSBC. During the fiscal year ended December 31, 2001, HSBC waived all investment advisory fees to which it was entitled.

Edward J. Merkle, Managing Director is responsible for the day-to-day management of the Fund. Prior to joining HSBC in 1986, Mr. Merkle served as Vice President in the money management division at Bradford Trust and was the Senior Repo Trader at Shearson-American Express.

Administrator and Distributor

BISYS Fund Services Ohio, Inc. is the administrator for the Fund, and BISYS Fund Services acts as the Fund's principal underwriter and distributor. The address of each is 3435 Stelzer Road, Columbus, Ohio 43219-3035.

See the Statement of Additional Information for further information about the Fund's service providers.


TAXATION


The Fund intends to qualify and to elect to be taxed as a "regulated investment company" under the provisions of Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). If the Fund qualifies as a "regulated investment company" and complies with the appropriate provisions of the Code, the Fund will not be liable for federal income tax on income it distributes.

The Fund intends to diversify its investments in a manner intended to comply with tax requirements generally applicable to mutual funds. In addition, the Fund will diversify its investments so that on the last day of each quarter of a calendar year, no more than 55% of the value of its total assets is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. For this purpose, securities of a single issuer are treated as one investment and each U.S. Government agency or instrumentality is treated as a separate issuer. Any security issued, guaranteed, or insured (to the extent so guaranteed or insured) by the U.S. Government or an agency or instrumentality of the U.S. Government is treated as a security issued by the U.S. Government or its agency or instrumentality, whichever is applicable.

If the Fund fails to meet this diversification requirement, income with respect to variable insurance contracts invested in the Fund at any time during the calendar quarter in which the failure occurred could become currently taxable to the owners of the contracts. Similarly, income for prior periods with respect to such contracts also could be taxable, most likely in the year of the failure to achieve the required diversification. Other adverse tax consequences could also ensue.

Since the shareholders of the Fund will be separate accounts, no discussion is included here as to the federal income tax consequences at the shareholder level. For information concerning the federal income tax consequences to purchasers of the variable life insurance policies and variable annuity contracts, see the prospectus for the relevant variable insurance contract. See the Statement of Additional Information for more information on taxes.

SIMILAR FUND PERFORMANCE INFORMATION

The following table provides information concerning the historical total return performance of the Class A shares of the Fixed Income Fund, a series of the HSBC Mutual Funds Trust (the "Similar Fund"), which is similar to the Fund. The Similar Fund's investment objectives, policies and strategies are substantially similar to those of the Fund, and it is currently managed by the same portfolio manager. However, the portfolio manager of the Fund has not managed the Similar Fund for the entire period shown. While the investment objectives, policies and risks of the Similar Fund and the Fund are similar, they are not identical, and the performance of the Similar Fund and the Fund will vary. The data is provided to illustrate the past performance of HSBC in managing a substantially similar investment portfolio and does not represent the past performance of the Fund or the future performance of the Fund or its portfolio manager. Consequently, potential investors should not consider this performance data as an indication of the future performance of the Fund or of its portfolio manager.

The performance data shown below reflects the net operating expenses of the Similar Fund, which are lower than the net operating expenses of the Fund. Performance would have been lower for the Similar Fund if the Fund's operating expenses were used. In addition, the Similar Fund, unlike the Fund, is not sold to insurance company separate accounts to fund variable insurance contracts. As a result, the performance results presented below do not take into account charges or deductions against a separate account or variable insurance contract for cost of insurance charges, premium loads, administrative fees, maintenance fees, premium taxes, mortality and expense risk charges, or other charges that may be incurred under a variable insurance contract for which the Fund serves as an underlying investment vehicle. By contrast, investors with contract value allocated to the Fund will be subject to charges and expenses relating to variable insurance contracts and separate accounts.

The Similar Fund's performance data shown below is calculated in accordance with standards prescribed by the Securities and Exchange Commission for the calculation of average annual total return information. The investment results of the Similar Fund presented below are unaudited and are not intended to predict or suggest results that might be experienced by the Similar Fund or the Fund. Share prices and investment returns will fluctuate reflecting market conditions, as well as changes in company-specific fundamentals of portfolio securities. The performance data for the benchmark identified below do not reflect the fees or expenses of the Similar Fund or the Fund.

Average Annual Total Returns for the Similar Fund and for Its Benchmark Index for Periods Ended December 31, 2001

Similar Fund# /Benchmark	1 Year	5 Years	Since Inception (January 15, 1993)
Fixed Income Fund[+]	4.49%	5.33%	5.72%
Fixed Income Fund[++]	9.66%	6.36%	6.30%
Lehman Brothers Aggregate Bond Index*	8.44%	7.43%	7.21%**

\#   The Similar Fund performance information reflects fee waivers and/or expense reimbursements. Absent such waivers and/or reimbursements, Similar Fund performance would have been lower.

[+]   Includes the maximum sales charge of 4.75%.

[++]   Excludes the maximum sales charge of 4.75%.

*   The Lehman Brothers Aggregate Bond Index is an unmanaged index generally representative of the bond market as a whole. The Index reflects income and distributions, if any, but does not reflect fees, brokerage commissions, or other expenses of investing.

**   As of 12/31/92.

GENERAL INFORMATION

Description of the Trust and Its Shares

Variable Insurance Funds was organized as a Massachusetts business trust in 1994 and currently consists of multiple portfolios. The Board of Trustees of the Trust may establish additional portfolios in the future. Under Massachusetts law, shareholders could be held personally liable for the obligations of the Trust under certain circumstances. However, the Trust's declaration of trust disclaims liability of its shareholders and provides for indemnification out of Trust property for all loss and expense of any shareholder held personally liable for the obligations of the Trust. Accordingly, the risk of a shareholder incurring financial loss on account of shareholder liability should be considered remote.

Miscellaneous

No person has been authorized to give any information or to make any representations not contained in this prospectus in connection with the offering made by this prospectus. If given or made, such information or representations must not be relied upon as having been authorized by the Fund or its distributor. This prospectus does not constitute an offering by the Fund or its distributor in any jurisdiction in which such offering may not be lawfully made.

FINANCIAL HIGHLIGHTS

The following table is included to assist investors in evaluating the financial performance of the Fund since its commencement of operations through December 31, 2001. Certain information reflects financial results of a single share. "Total Return" represents how much an investment in the Fund would have earned during the period. This information has been audited by Arthur Andersen LLP for the fiscal year ended December 31, 2001, and by other auditors for the prior fiscal year. This information, along with the Fund's financial statements, is included in the Fund's most recent annual report, which may be obtained without charge upon request.

Selected data for a share outstanding throughout the period indicated:	Year Ended December 31, 2001		Period Ended December 31, 2000*	
Net Asset Value, Beginning of Period	$	10.00	$	10.00
Investment Activities:				
Net investment income		0.32		0.29
Net realized and unrealized gain on investments		0.12		--
Total from investment activities		0.44		0.29
Dividends:				
Net investment income		(0.32)		(0.29)
Total dividends		(0.32)		(0.29)
Net Asset Value, End of Period	$	10.12	$	10.00
Total Return		4.42%		2.93%(a)
Ratios/Supplementary Data:				
Net assets at end of period (000)	$	900	$	26
Ratio of expenses to average net assets		1.15%		1.03%(b)
Ratio of net investment income to average net assets		2.99%		4.25%(b)
Ratio of expenses to average net assets**		29.92%		407.90%(b)
Portfolio turnover		13.63%		(c)

---

* For the period from May 25, 2000 (commencement of operations) through December 31, 2000.
** During the period, certain fees were voluntarily reduced and/or reimbursed. If such voluntary fee reductions and/or reimbursements had not occurred, the ratio would have been as indicated.
(a) Not annualized.
(b) Annualized.
(c) During the period, no purchases or sales of long-term securities occurred.

For more information about the Fund, the following documents are available free upon request:

Annual/Semi-Annual Reports:
The Fund's annual and semi-annual reports to shareholders contain additional information on the Fund's investments. In the annual report, an investor will find a discussion of the market conditions and investment strategies that significantly affected the Fund's performance during its last fiscal year.

Statement of Additional Information (SAI): The SAI provides more detailed information about the Fund, including its operations and investment policies. It is incorporated by reference and is legally considered a part of this prospectus.

An investor can get free copies of the reports and the SAI, or request other information and discuss any questions about the Fund, by contacting a broker or bank that sells an insurance contract that offers the Fund as an investment option. Or contact the Fund at:

Variable Insurance Funds
3435 Stelzer Road
Columbus, Ohio 43219-3035
Telephone: 1-800-634-2536

Investors can review and copy the SAI and other information about the Fund at the Public Reference Room of the Securities and Exchange Commission. Investors may call 1-202-942-8090 for more information about the Public Reference Room. Investors can get text-only copies of information about the Fund:

- For a fee, by writing the Public Reference Section of the Commission, Washington, D.C. 20549-0102 or by electronic request at publicinfo@sec.gov.

- Free from the Commission's Website at http://www.sec.gov.

Investment Company Act file no. 811-8644.

AmSouth Large Cap Fund
AmSouth Mid Cap Fund
AmSouth Enhanced Market Fund
AmSouth International Equity Fund

Variable Insurance Funds
3435 Stelzer Road
Columbus, Ohio 43219-3035
1-800-451-8382

This prospectus describes four mutual funds offered by Variable Insurance Funds (the "Trust"):

- AmSouth Large Cap Fund, which seeks long-term capital appreciation, with current income as a secondary objective, by investing in equity securities of large-cap U.S. companies.

- AmSouth Mid Cap Fund, which seeks capital appreciation by investing in equity securities of mid-cap companies.

- AmSouth Enhanced Market Fund, which seeks long-term capital growth by investing primarily in a diversified portfolio of common stocks that are representative of the U.S. stock market.

- AmSouth International Equity Fund, which seeks capital appreciation by investing in equity securities of large foreign companies.

The Funds' goals and investment programs are described in detail inside. AmSouth Investment Management Company, LLC ("AmSouth") serves as each Fund's investment adviser. Five Points Capital Advisors ("Five Points") serves as the investment sub-adviser of the Large Cap Fund. Bennett Lawrence Management, LLC ("Bennett Lawrence") serves as the investment sub-adviser of the Mid Cap Fund. OakBrook Investments, LLC ("OakBrook") serves as the investment sub-adviser of the Enhanced Market Fund. Lazard Asset Management ("Lazard") serves as the investment sub-adviser of the International Equity Fund.

The Funds sell their shares to insurance company separate accounts, so that the Funds may serve as an investment option under variable life insurance policies and variable annuity contracts issued by insurance companies. The Funds also may sell their shares to certain other investors, such as qualified pension and retirement plans, insurance companies, AmSouth, and the sub-advisers.

This prospectus should be read in conjunction with the separate account's prospectus describing the variable insurance contract. Please read both prospectuses and retain them for future reference.

The Securities and Exchange Commission has not approved the Funds' shares or determined whether this prospectus is accurate or complete. Anyone who tells you otherwise is committing a crime.

The date of this prospectus is May 1, 2002.

TABLE OF CONTENTS

RISK/RETURN SUMMARIES AND FUND EXPENSES

Large Cap Fund

Investment Objective

The Fund seeks long-term capital appreciation, with current income as a secondary objective.

Principal Investment Strategies

Under normal market conditions, the Fund will invest at least 80% of its assets in equity securities of U.S. companies having $1 billion or more in market capitalization, and will primarily invest in companies that Five Points believes have the potential to provide capital appreciation and growth of income. Five Points seeks to diversify the Fund's portfolio within industries that Five Points believes to be among the fastest growing segments of the U.S. economy. A portion of the Fund's assets may be invested in preferred stocks or bonds convertible into common stocks. The Fund expects to earn current income mainly from stock dividends and from interest on convertible bonds.

Principal Investment Risks

An investment in the Fund entails investment risk, including possible loss of the principal amount invested. The Fund is subject to market risk, which is the risk that the market value of a portfolio security may move up and down, sometimes rapidly and unpredictably. This risk may be greatest for the Fund's investments in common stocks. Large-cap growth stocks may fall out of favor with investors and may be particularly volatile in the event of earnings disappointments or other financial difficulties. The market could favor smaller capitalization stocks to the exclusion of large cap stocks, or favor value stocks to the exclusion of growth stocks, or may not favor equities at all. The Fund also is subject to interest rate risk, which is the risk that changes in interest rates will affect the value of the Fund's investments. In particular, the Fund's investments in fixed income securities, such as convertible bonds and preferred stocks, generally will change in value inversely with changes in interest rates. Also, the Fund's investments, and particularly its investments in fixed income securities, may expose it to credit risk, which is the risk that the issuer of a security will default or not be able to meet its financial obligations.

An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Fund Performance

The following chart and table show how the Fund has performed, and the table compares the Fund's performance to that of the Standard & Poor's 500 Composite Stock Price Index ("S&P 500(R) Index"), a widely recognized, unmanaged index of common stocks. The information does not reflect charges and fees associated with a separate account that invests in the Fund or any insurance contract for which the Fund is an investment option. These charges and fees will reduce returns. Investors should be aware that past performance does not indicate how the Fund will perform in the future.

Calendar Year Total Returns*

Bar Chart	-8.77%	
	2001	
Best Quarter:	12.59%	12/31/01
Worst Quarter:	-12.34%	9/30/01

Average Annual Total Return* *(for the periods ended December 31, 2001)*

	Past Year	Since Inception (December 29, 2000)
Fund	-8.77%	-8.71%
S&P 500(R) Index*	-11.89%	-12.71%

_____

* Assumes reinvestment of dividends and distributions.

Fund Expenses

The following expense table indicates the expenses that an investor will incur as a shareholder of the Fund during the current fiscal year. These expenses are reflected in the share price of the Fund. The table does not reflect separate account or insurance contract fees and charges.

Annual Fund Operating Expenses
(expenses that are deducted from Fund assets)

Management Fees*..	0.70%
Other Expenses*...	1.35%
Total Annual Fund Operating Expenses*....................................	2.05%

* For the current fiscal year, management fees paid by the Fund are expected to be limited to 0.20%, and total annual fund operating expenses, after fee waivers and expense reimbursements, are estimated to be 1.16%. Any fee waiver or expense reimbursement arrangement is voluntary and may be discontinued at any time.

Expense Example

Use the following table to compare fees and expenses of the Fund to other investment companies. It illustrates the amount of fees and expenses an investor would pay, assuming (1) a $10,000 investment, (2) 5% annual return, (3) redemption at the end of each time period, and (4) no changes in the Fund's total operating expenses. It does not reflect separate account or insurance contract fees and charges. An investor's actual costs may be different.

1 Year	3 Years	5 Years	10 Years
$208	$643	$1,103	$2,379

Mid Cap Fund

Investment Objective

The Fund seeks capital appreciation.

Principal Investment Strategies

Under normal market conditions, the Fund will invest at least 80% of its assets in equity securities of companies publicly traded on U.S. exchanges that have medium market capitalizations. Medium market capitalization companies are those whose market capitalization is similar to the market capitalization of companies in the Russell Midcap(R) Growth Index. Bennett Lawrence also may invest the Fund's assets in companies with smaller or larger market capitalizations. The Fund intends to invest primarily in equity securities of companies that Bennett Lawrence believes are benefiting from major demand trends or themes affecting their industries, which are therefore growing at a much faster rate than the overall economy. While the Fund generally anticipates investing in common stocks, a portion of the Fund's assets may be invested in preferred stocks or bonds convertible into common stocks.

Principal Investment Risks

An investment in the Fund entails investment risk, including possible loss of the principal amount invested. The Fund is subject to market risk, which is the risk that the market value of a portfolio security may move up and down, sometimes rapidly and unpredictably. This risk may be greatest for the Fund's investments in common stocks. Growth stocks may be particularly volatile in the event of earnings disappointments or other financial difficulties. Further, investments in mid-cap companies typically involve greater risk than is customarily associated with larger, more established companies due to the greater business risks of smaller size, limited markets, and lesser financial resources.

The Fund also is subject to interest rate risk, which is the risk that changes in interest rates will affect the value of the Fund's investments. In particular, the Fund's investments in fixed income securities, such as convertible bonds and preferred stocks, generally will change in value inversely with changes in interest rates. Also, the Fund's investments, and particularly its investments in fixed income securities, may expose it to credit risk, which is the risk that the issuer of a security will default or not be able to meet its financial obligations.

An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Fund Performance

The following chart and table show how the Fund has performed, and table compares the Fund's performance to that of the Russell Midcap(R) Growth Index ("Midcap(R) Index") which is generally representative of the U.S. market for mid-cap stocks The information does not reflect charges and fees associated with a separate account that invests in the Fund or any insurance contract for which the Fund is an investment option. These charges and fees will reduce returns. Investors should be aware that past performance does not indicate how the Fund will perform in the future.

Calendar Year Total Returns*

Bar Chart	-24.10%	
	2001	
Best Quarter:	11.13%	12/31/01
Worst Quarter:	-21.04%	9/30/01

Average Annual Total Return* *(for the periods ended December 31, 2001)*

	Past Year	Since Inception (December 29, 2000)
Fund	-24.10%	-23.93%
Russell Mid-Cap Growth Index*	-20.15%	-22.94%

_____
*   Assumes reinvestment of dividends and distributions.

Fund Expenses

The following expense table indicates the expenses that an investor will incur as a shareholder of the Fund during the current fiscal year. These expenses are reflected in the share price of the Fund. The table does not reflect separate account or insurance contract fees and charges.

Annual Fund Operating Expenses
(expenses that are deducted from Fund assets)

Management Fees	0.90%
Other Expenses*	1.50%
Total Annual Fund Operating Expenses*	2.40%

*   Total annual fund operating expenses, after fee waivers and expense reimbursements, are estimated to be 1.24%. Any fee waiver or expense reimbursement arrangement is voluntary and may be discontinued at any time.

Expense Example

Use the following table to compare fees and expenses of the Fund to other investment companies. It illustrates the amount of fees and expenses an investor would pay, assuming (1) a $10,000 investment, (2) 5% annual return, (3) redemption at the end of each time period, and (4) no changes in the Fund's total operating expenses. It does not reflect separate account or insurance contract fees and charges. An investor's actual costs may be different.

1 Year	3 Years	5 Years	10 Years
$243	$748	$1,280	$2,736

Enhanced Market Fund

Investment Objective

The Fund seeks long-term capital growth.

Principal Investment Strategies

Under normal market conditions, the Fund will invest primarily in a broadly diversified portfolio of securities represented in the Standard & Poor's 500(R) Composite Stock Price Index ("S&P 500(R) Index"), overweighting relative to their index weights those that OakBrook believes to be undervalued compared to others in the S&P 500(R) Index. The Fund seeks to maintain risk characteristics similar to those of the S&P 500(R) Index. OakBrook's stock selection process utilizes computer-aided quantitative analysis. OakBrook's computer models use many types of data, but emphasize technical data such as price and volume information. Applying these models to stocks within the S&P 500(R) Index, OakBrook attempts to generate more capital growth than that of the S&P 500(R) Index.

Principal Investment Risks

An investment in the Fund entails investment risk, including possible loss of the principal amount invested. The Fund is subject to market risk, which is the risk that the market value of a portfolio security may move up and down, sometimes rapidly and unpredictably. This risk may be greatest for the Fund's investments in common stocks. Large-cap stocks may fall out of favor with investors, and growth stocks may be particularly volatile in the event of earnings disappointments or other financial difficulties. In addition, value stocks may, in fact, not be undervalued, or their value may never be recognized by the market. The market could favor growth stocks to the exclusion of value stocks, or favor value stocks to the exclusion of growth stocks, or may not favor equities at all.

The Fund also is subject to interest rate risk, which is the risk that changes in interest rates will affect the value of the Fund's investments. In particular, the Fund's investments in fixed income securities, such as convertible bonds and preferred stocks, generally will change in value inversely with changes in interest rates. Also, the Fund's investments, and particularly its investments in fixed income securities, may expose it to credit risk, which is the risk that the issuer of a security will default or not be able to meet its financial obligations.

An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Fund Performance

The following chart and table show how the Fund has performed, and the table compares the Fund's performance to that of the S&P 500(R) Index, a widely recognized, unmanaged index of common stocks. The information does not reflect charges and fees associated with a separate account that invests in the Fund or any insurance contract for which the Fund is an investment option. These charges and fees will reduce returns. Investors should be aware that past performance does not indicate how the Fund will perform in the future.

Calendar Year Total Returns*

Bar Chart	-12.88%	
	2001	
Best Quarter:	11.01%	12/31/01
Worst Quarter:	-15.39%	9/30/01

Average Annual Total Return* (for the periods ended December 31, 2001)

	Past Year	Since Inception (December 29, 2000)
Fund	-12.88%	-12.78%
S&P 500(R) Index*	-11.89%	-12.71%

---

*　　　Assumes reinvestment of dividends and distributions.

Fund Expenses

The following expense table indicates the expenses that an investor will incur as a shareholder of the Fund during the current fiscal year. These expenses are reflected in the share price of the Fund. The table does not reflect separate account or insurance contract fees and charges.

Annual Fund Operating Expenses
(expenses that are deducted from Fund assets)

Management Fees	0.45%
Other Expenses*	1.67%
Total Annual Fund Operating Expenses*	2.12%

*　　　Total annual fund operating expenses, after fee waivers and expense reimbursements, are estimated to be 1.24%. Any fee waiver or expense reimbursement arrangement is voluntary and may be discontinued at any time.

Expense Example

Use the following table to compare fees and expenses of the Fund to other investment companies. It illustrates the amount of fees and expenses an investor would pay, assuming (1) a $10,000 investment, (2) 5% annual return, (3) redemption at the end of each time period, and (4) no changes in the Fund's total operating expenses. It does not reflect separate account or insurance contract fees and charges. An investor's actual costs may be different.

1 Year	3 Years	5 Years	10 Years
$215	$664	$1,139	$2,452

International Equity Fund

Investment Objective

The Fund seeks capital appreciation.

Principal Investment Strategies

Under normal market conditions, the Fund will invest at least 80% of its assets in equity securities of large foreign companies. The Fund intends to invest primarily in established companies in economically developed countries that Lazard believes are undervalued as determined by their return on total capital or equity. Lazard attempts to identify undervalued securities through traditional measures of value, including low price to earnings ratio, high yield, unrecognized assets, potential for management change and the potential to improve profitability. Lazard focuses on individual stock selection (a "bottom-up" approach) rather than on forecasting stock market trends (a "top-down" approach).

Although the Fund invests primarily in the equity securities of companies located in developed foreign countries, it may invest up to 10% of its total assets in large companies located, or doing significant business, in countries with emerging markets. The companies typically will have relatively large market capitalizations. In addition, the Fund may have substantial investments in American and Global Depositary Receipts, which are certificates (typically issued by a bank or trust company) evidencing ownership of underlying foreign or domestic securities.

Principal Investment Risks

An investment in the Fund entails investment risk, including possible loss of the principal amount invested. The Fund is subject to market risk, which is the risk that the market value of a portfolio security may move up and down, sometimes rapidly and unpredictably. This risk may be greatest for the Fund's investments in common stocks. The Fund is subject to foreign investment risk. Foreign securities may entail risks that are different from, or in addition to, investments in the securities of domestic issuers, such as exposure to currency fluctuations, a lack of adequate company information, political instability, and differing auditing and legal standards. This risk may be particularly acute with respect to emerging market issuers.

The Fund also is subject to interest rate risk, which is the risk that changes in interest rates will affect the value of the Fund's investments. In particular, the Fund's investments in fixed income securities, such as convertible bonds and preferred stocks, generally will change in value inversely with changes in interest rates. Also, the Fund's investments, and particularly its investments in fixed income securities, may expose it to credit risk, which is the risk that the issuer of a security will default or not be able to meet its financial obligations.

Because the Fund may concentrate its investments in a relatively small number of issuers, it may be exposed to risks caused by events that affect particular companies to a greater degree than more broadly diversified mutual funds.

An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Fund Performance

The following chart and table show how the Fund has performed, the table compares the Fund's performance to that of the Morgan Stanley Capital International EAFE(R) (Europe, Australasia, Far East) Index ("MSCI EAFE(R) Index"), a widely recognized, unmanaged index of common stocks. The information does not reflect charges and fees associated with a separate account that invests in the Fund or any insurance contract for which the Fund is an investment option. These charges and fees will reduce returns. Investors should be aware that past performance does not indicate how the Fund will perform in the future.

Calendar Year Total Returns*

Bar Chart	-24.10%	
	2001	
Best Quarter:	5.27%	12/31/01
Worst Quarter:	-16.65%	9/30/01

Average Annual Total Return* (for the periods ended December 31, 2001)

	Past Year	Since Inception (December 29, 2000)
Fund	-24.10%	-23.93%
MSCI EAFE(R) Index*	-21.21%	-21.72%

_____

*   Assumes reinvestment of dividends and distributions.

Fund Expenses

The following expense table indicates the expenses that an investor will incur as a shareholder of the Fund during the current fiscal year. These expenses are reflected in the share price of the Fund. The table does not reflect separate account or insurance contract fees and charges.

Annual Fund Operating Expenses
(expenses that are deducted from Fund assets)

Management Fees	1.00%
Other Expenses*	1.62%
Total Annual Fund Operating Expenses*	2.62%

*   Total annual fund operating expenses, after fee waivers and expense reimbursements, are estimated to be 1.50%. Any fee waiver or expense reimbursement arrangement is voluntary and may be discontinued at any time.

Expense Example

Use the following table to compare fees and expenses of the Fund to other investment companies. It illustrates the amount of fees and expenses an investor would pay, assuming (1) a $10,000 investment, (2) 5% annual return, (3) redemption at the end of each time period, and (4) no changes in the Fund's total operating expenses. It does not reflect separate account or insurance contract fees and charges. An investor's actual costs may be different.

1 Year	3 Years	5 Years	10 Years
$265	$814	$1,390	$2,954

INVESTMENT OBJECTIVES AND STRATEGIES

Investors should be aware that the investments made by a Fund and the results achieved by a Fund at any given time are not expected to be the same as those made by other mutual funds for which AmSouth, Five Points, Bennett Lawrence, OakBrook, and Lazard act as investment adviser or sub-adviser, including mutual funds with names, investment objectives and policies similar to the Funds. Investors should carefully consider their investment goals and willingness to tolerate investment risk before allocating their investment to a Fund.

Each Fund has the flexibility to make portfolio investments and engage in other investment techniques that are different than its principal strategies mentioned here. More information on each Fund's investment strategies may be found in the Statement of Additional Information (see back cover).

Large Cap Fund

The Fund's investment objective is to seek long-term capital appreciation, with current income as a secondary objective. The investment objective is not fundamental, and may be changed without shareholder approval. Under normal market conditions, the Fund will invest at least 80% of its assets in equity securities of U.S. companies having $1 billion or more in market capitalization, and will primarily invest in companies that Five Points believes have the potential to provide capital appreciation and growth of income.

In choosing investments for the Fund, Five Points seeks well managed U.S. companies that have demonstrated sustained patterns of profitability, strong balance sheets, and the potential to achieve predictable, above-average earnings growth. Five Points anticipates diversifying the Fund's portfolio within the growth segments of the U.S. economy, focusing on companies in the Technology, Consumer Non-Durables, Health Care, Business Equipment and Services, Retail, and Capital Goods sectors.

In addition to common stocks, the Fund also may use convertible securities and preferred stocks, which typically offer higher yields and good potential for capital appreciation. The Fund also may invest in debt securities. The portion of the Fund's total assets invested in common stocks, preferred stocks, convertible securities, and debt securities varies according to Five Points assessment of market and economic conditions and outlook.

Mid Cap Fund

The Fund's investment objective is capital appreciation. The investment objective is not fundamental, and may be changed without shareholder approval. Under normal market conditions, the Fund will invest at least 80% of its assets in equity securities of companies publicly traded on U.S. exchanges that have medium market capitalizations. Medium market capitalization companies are generally those whose market capitalizations are similar to companies in the Russell Midcap(R) Growth Index. Companies whose capitalization no longer meets this definition after purchase will continue to be considered to have a medium market capitalization for purposes of the 80% policy.

In choosing stocks for the Fund, Bennett Lawrence seeks to identify industries that will benefit from major demand trends or themes and will therefore grow at a much faster rate than the overall economy. Bennett Lawrence then gathers information on the companies that are benefiting from these trends or themes. Generally, the Fund will not invest in a company unless

Bennett Lawrence has met with the company's top management. Bennett Lawrence also attempts to talk to suppliers, purchasers, and competitors to reinforce its analysis and continually monitor the Fund's holdings.

In addition to common stocks, the Fund also utilizes convertible securities and preferred stocks, which typically offer higher yields and good potential for capital appreciation. The portion of the Fund's total assets invested in common stocks, preferred stocks, and convertible securities varies according to Bennett Lawrence's assessment of market and economic conditions and future outlook.

The Fund also may invest in debt securities, securities issued by foreign companies, and American Depositary Receipts, which are U.S. dollar-denominated receipts (typically issued by a U.S. bank or trust company) evidencing ownership of underlying foreign securities. If the Fund invests directly in equity securities issued by foreign companies, it will do so only if the securities are traded in the U.S.

About the Russell Midcap(R) Growth Index. The Russell Midcap(R) Growth Index measures the performance of those companies among the 400 smallest companies in the Russell 1000(R) Index with higher than average price-to-book ratios and forecasted growth. The Russell 1000(R) Index measures the performance of the 1,000 largest U.S. companies as determined by total market capitalization. The Russell Midcap(R) Growth Index is considered generally representative of the U.S. market for mid-cap stocks. As of December 31, 2001, the weighted average market capitalization was approximately $6 billion, the median market capitalization was approximately $3 billion, and the largest company in the Index had an approximate market capitalization of $16 billion.

Enhanced Market Fund

The Fund's investment objective is long-term capital growth. The investment objective is not fundamental, and may be changed without shareholder approval. Under normal market conditions, the Fund will invest primarily in a broadly diversified portfolio of S&P 500(R) Index securities, overweighting relative to their index weights those that OakBrook believes to be undervalued compared to others in the S&P 500(R) Index. The Fund seeks to maintain risk characteristics similar to that of the S&P 500(R) Index.

In managing the Fund, OakBrook uses quantitative analysis focusing on technical data to determine the Fund's portfolio holdings. This analysis does not apply value judgments or utilize traditional economic analysis in determining the investment merit of a particular stock. OakBrook's emphasis on technical analysis can result in significant shifts in portfolio holdings. However, risk controls at the style, industry and individual stock levels have been implemented to help the Fund to maintain risk characteristics similar to those of the S&P 500(R) Index.

Consistent with its investment objective and policies, the Fund also may invest in equity securities not represented in the S&P 500(R) Index, fixed income securities, corporate bonds, notes, warrants, and short-term money market instruments. In addition, OakBrook may use derivative instruments for risk management purposes or as part of the Fund's investment strategies. Derivative instruments are financial contracts whose value depends on, or is derived from, the value of an underlying asset, reference rate or index, and may relate to stocks, bonds, interest rates, currencies or currency exchange rates, commodities, or related indexes. The types of derivative instruments that OakBrook may use include, but are not limited to, futures contracts (an agreement to buy or sell an asset in the future at an agreed-upon price) and options (which represent a right or obligation to buy or sell an asset at a predetermined price in the future).

About the S&P 500(R) Index. The S&P 500(R) Index is an unmanaged index containing stocks of 500 industrial, transportation, utility and financial companies, regarded as generally representative of the U.S. stock market.

International Equity Fund

The Fund's investment objective is capital appreciation. The investment objective is not fundamental, and may be changed without shareholder approval. Under normal market conditions, the Fund will invest at least 80% of its assets in equity securities of large foreign companies. The percentage of the Fund's assets invested in particular geographic sectors may shift from time to time in accordance with the judgment of the portfolio manager. Ordinarily, the Fund invests in at least three different foreign countries.

Lazard seeks to invest in equity securities that it believes represent investment value, based on traditional measures of value, including low price to earnings ratio, high yield, unrecognized assets, potential for management change and the potential to improve profitability.

In addition to common stocks, the Fund also may utilize fixed income securities, including preferred stocks and convertible securities, and money market instruments. The Fund will not invest in fixed income securities rated lower than investment grade by nationally recognized statistical rating organizations, or, if unrated, deemed to be of comparable quality by Lazard. The portion of the Fund's total assets invested in stocks or fixed income securities varies according to Lazard's assessment of market and economic conditions and outlook.

The Fund may engage in forward foreign currency exchange contracts in an attempt to hedge its exposure to currency risks associated with its foreign investments, or to try to enhance its return. The Fund's success in these transactions will depend principally on Lazard's ability to predict accurately the future exchange rates between foreign currencies and the U.S. dollar. In addition, the Fund may also engage in short-selling, which involves selling a security it does not own in anticipation of a decline in the market price of the security. To complete the transaction, the Fund must borrow the security to make delivery to the buyer, and then purchase the security to replace the borrowed security.


RISK CONSIDERATIONS


Each Fund's investment strategies may subject it to a number of risks, including the following.

Market Risk (*All Funds*)

Although equities historically have outperformed other asset classes over the long term, their prices tend to fluctuate more dramatically over the shorter term. These movements may result from factors affecting individual companies, or from broader influences like changes in interest rates, market conditions, investor confidence or announcements of economic, political or financial information.

To the extent a Fund concentrates its investments in growth stocks, it will be subject to the risks particular to growth stocks, as well as the risk that growth stocks may underperform other types of stocks. Growth stocks may be particularly susceptible to rapid price swings during periods of economic uncertainty or in the event of earnings disappointments, and they typically have less dividend income to cushion the effect of adverse market conditions.

The Funds, and particularly the Enhanced Market Fund and the International Equity Fund, also may invest in value stocks, which in theory limit downside risk because they are underpriced. Of course, the adviser's or sub-adviser's success in moderating market risk cannot be assured. There is no guarantee that a value stock is, in fact, undervalued, or that the market will ever recognize its true value. In addition, to the extent that a Fund invests in value stocks or attempts to moderate potential volatility by investing in dividend-paying growth stocks, the Fund may produce more modest gains than equity funds with more aggressive investment profiles.

Because industries, companies or countries experiencing economic growth and benefiting from demand trends and themes can change, a Fund's performance could suffer if the adviser or sub-adviser is slow to respond to such changes. From time to time, the stock market may not favor the type of securities in which a Fund typically invests. Rather, the market could favor other types of securities, or it may not favor equities at all.

Foreign Investment Risk (*Mid Cap Fund, Enhanced Market Fund,* and *International Equity Fund*)

The securities of foreign companies may pose risks in addition to, or to a greater degree than, the risks described above. Foreign companies may be subject to disclosure, accounting, auditing and financial reporting standards and practices that are different from those to which U.S. issuers are subject. Accordingly, the Funds may not have access to adequate or reliable company information. Further, transaction costs in foreign jurisdictions may be higher, which can result in lower returns or decreased liquidity. In addition, political, economic and social developments in foreign countries and fluctuations in currency exchange rates may affect the operations of foreign companies or the value of their stocks. While investment in American and Global Depositary Receipts does not eliminate all of the risks inherent in foreign investing, investing in Depositary Receipts rather than directly in a foreign issuer's securities avoids currency risks during the settlement period for purchases and sales.

Emerging Market Risk (*International Equity Fund*)

Emerging market countries have economic structures that are generally less diverse and mature, and political systems that are less stable, than those of more developed countries. As a result, these markets may be more volatile and pose risks in addition to, or to a greater extent than, those generally posed by foreign investing.

Mid-Cap Investment Risk (*Mid Cap Fund*)

While potentially offering greater opportunities for capital growth than larger, more established companies, the stocks of mid-cap companies may be more volatile, especially during periods of economic uncertainty. These companies may face less certain growth prospects, or depend heavily on a limited line of products and services or the efforts of a small number of key management personnel. The securities of these companies may trade less frequently and in more limited volume than those of larger, more established companies. As a result, mid-cap stocks, and thus the Fund's shares, may fluctuate more in value than larger-cap stocks and funds that invest in them.

Interest Rate Risk (*All Funds)*

Although each Fund's primary investment focus is stocks, each Fund may invest in fixed income securities, such as convertible bonds, preferred stocks and debt securities. Generally, the value of these securities will change inversely with changes in interest rates. In addition, changes in interest rates may affect the operations of the issuers of stocks in which a Fund invests. Rising interest rates, which may be expected to lower the value of fixed income instruments and negatively impact the operations of many issuers, generally exist during periods of inflation or strong economic growth.

Credit Risk (*All Funds*)

Each Fund's investments, and particularly investments in fixed income securities, may be affected by the creditworthiness of issuers in which a Fund invests. Changes in the financial strength, or perceived financial strength, of a company may affect the value of its securities and, therefore, impact the value of the Fund's shares.

Derivatives Risk (*Enhanced Market Fund* and *International Equity Fund*)

A Fund's use of derivative instruments may involve risks different from, or greater than, the risks associated with investing directly in securities or other traditional investments. Derivatives may be subject to market risk, interest rate risk, and credit risk, as discussed above. Certain derivatives may be illiquid, which may reduce the return of a Fund if it cannot sell or terminate the derivative instrument at an advantageous time or price. Some derivatives may involve the risk of mispricing or improper valuation, or the risk that changes in the value of the instrument may not correlate well with the underlying asset, rate or index. A Fund could lose the entire amount of its investment in a derivative and, in some cases, could lose more than the principal amount invested. Also, suitable derivative instruments may not be available in all circumstances, and there is no assurance that a Fund will be able to engage in these transactions to reduce exposure to other risks.

Lack of Diversification (*International Equity Fund*)

The Fund is a non-diversified fund, which means it may concentrate its investments in the securities of a limited number of issuers. However, the Fund will be subject to certain diversification requirements imposed by the Internal Revenue Code. The use of a focused investment strategy may increase the volatility of the Fund's investment performance, as the Fund may be more susceptible to risks associated with a single economic, political or regulatory event than a diversified portfolio. If the securities in which the Fund invests perform poorly, the Fund could incur greater losses than it would have had it been invested in a greater number of securities.

Active Trading (*All Funds)*

The Funds will not generally trade in securities for short-term profits. However, each Fund is actively managed and, under appropriate circumstances, may purchase and sell securities without regard to the length of time held. A high portfolio turnover rate may increase transaction costs, which may negatively impact a Fund's performance.

Temporary Investments (*All Funds*)

AmSouth, Five Points, Bennett Lawrence, OakBrook and Lazard may temporarily invest up to 100% of a Fund's assets in high quality, short-term money market instruments if it believes adverse economic or market conditions, such as excessive volatility or sharp market declines, justify taking a defensive investment posture. If a Fund attempts to limit investment risk by temporarily taking a defensive investment position, it may be unable to pursue its investment objectives during that time, and it may miss out on some or all of an upswing in the securities markets.

Please see the Statement of Additional Information for more detailed information about the Funds, their investment strategies, and their risks.

VALUATION OF SHARES

Each Fund prices its shares on the basis of the net asset value of the Fund, which is determined as of the close of the New York Stock Exchange ("NYSE") (generally 4:00 p.m., Eastern Time) on each Business Day. A Business Day is a day on which the NYSE is open for trading. If portfolio investments of a Fund are traded in markets on days that are not Business Days of the Fund, the Fund's net asset value may vary on days when investors cannot purchase or redeem shares.

Net asset value per share for purposes of pricing sales and redemptions is calculated by dividing the value of all securities and other assets belonging to a Fund, less the liabilities charged to the Fund and any liabilities allocable to the Fund, by the number of the Fund's outstanding shares. The net asset value per share of each Fund will fluctuate as the value of the investment portfolio of the Fund changes.

The securities in each Fund will be valued at market value. If market quotations are not readily available, the securities will be valued by a method which the Board of Trustees of the Trust believes accurately reflects fair value. For further information about valuation of investments, see the Statement of Additional Information.

PURCHASING AND REDEEMING SHARES

Shares of each Fund are available for purchase by insurance company separate accounts to serve as an investment medium for variable insurance contracts, and by qualified pension and retirement plans, certain insurance companies, its investment adviser, and its investment sub-adviser (if any). Each Fund reserves the right to reject or refuse, in its discretion, any order for the purchase of the Fund's shares, in whole or in part.

Shares of each Fund are purchased or redeemed at the net asset value per share next determined after receipt and acceptance by the Fund's distributor (or other agent) of a purchase order or receipt of a redemption request. Transactions in shares of a Fund will be effected only on a Business Day of the Fund.

Payment for shares redeemed normally will be made within seven days. Each Fund intends to pay cash for all shares redeemed, but under conditions which make payment in cash unwise, payment may be made wholly or partly in portfolio securities at their then market value equal to the redemption price. A shareholder may incur brokerage costs in converting such securities to cash. Payment for shares may be delayed under extraordinary circumstances or as permitted by the Securities and Exchange Commission in order to protect remaining investors.

Investors do not deal directly with the Funds to purchase or redeem shares. Please refer to the prospectus for the separate account for information on the allocation of premiums and on transfers of accumulated value among sub-accounts of the separate account that invests in the Fund.

The Trust currently does not foresee any disadvantages to investors if the Funds serve as an investment medium for both variable annuity contracts and variable life insurance policies. However, it is theoretically possible that the interest of owners of annuity contracts and life insurance policies for which the Funds served as an investment medium might at some time be in conflict due to differences in tax treatment or other considerations. The Board of Trustees and each participating insurance company would be required to monitor events to identify any material conflicts between variable annuity contract owners and variable life insurance policy owners, and would have to determine what action, if any, should be taken in the event of such a conflict. If such a conflict occurred, an insurance company participating in a Fund might be required to redeem the investment of one or more of its separate accounts from the Fund, which might force the Fund to sell securities at disadvantageous prices.

Each Fund reserves the right to discontinue offering shares at any time, or to cease investment operations entirely. In such an event, any investments allocated to a Fund will, subject to any necessary regulatory approvals, be invested in another portfolio of the Trust deemed appropriate by the Board of Trustees, or in another mutual fund.

Servicing Agents

The Trust has adopted a plan under which up to 0.25% of each Fund's average daily net assets may be expended for support services to investors, such as establishing and maintaining accounts and records, providing account information, arranging for bank wires, responding to routine inquiries, forwarding investor communications, assisting in the processing of purchase, exchange and redemption requests, and assisting investors in changing account designations and addresses. For expenses incurred and services provided, a financial institution (or its affiliate) providing these services ("Servicing Agent") may receive a fee from a Fund, computed daily and paid monthly, at an annual rate of up to 0.25% of the average daily net assets of the Fund allocable to variable insurance contracts owned by customers of the Servicing Agent. A Servicing Agent may periodically waive all or a portion of its servicing fees with respect to the Fund to increase the net income of the Fund available for distribution as dividends.

MANAGEMENT OF THE FUNDS

Investment Adviser

AmSouth. AmSouth Investment Management Company, LLC ("AmSouth"), 1901 Sixth Avenue North, Birmingham, Alabama 35203, is the investment adviser for the Funds. AmSouth is a separate, wholly-owned subsidiary of AmSouth Bancorporation ("AmSouth Bank"), one of the largest banking institutions headquartered in the mid-south region. AmSouth Bank recently reorganized its investment advisory division as AmSouth, which replaced AmSouth Bank as the investment adviser to the Funds. Management and personnel that formerly provided services to the Funds now do so as the personnel of AmSouth. AmSouth Bank reported assets as of December 31, 2001, of $38.6 billion and operated approximately 600 banking offices and 1200

ATMs in Alabama, Florida, Tennessee, Mississippi, Louisiana and Georgia. AmSouth Bank has provided investment management services through its Trust Investment Department since 1915. As of December 31, 2001, AmSouth Bank and its affiliates had over $26.2 billion in assets under discretionary management.

Subject to the general supervision of the Board of Trustees and in accordance with the investment objective and restrictions of each Fund, AmSouth is authorized to manage the Funds, make decisions with respect to and place orders for all purchases and sales of its investment securities, and maintain its records relating to such purchases and sales.

Under an investment advisory agreement between the Trust and AmSouth, the fee payable to AmSouth by the Trust for investment advisory services is the lesser of (a) a fee calculated as a percentage of each Fund's average daily net assets, which is computed daily and paid monthly at the annual rates indicated below, or (b) such amount as may from time to time be agreed upon in writing by the Trust and AmSouth.

	Percentage of average daily net assets
Large Cap Fund	0.70%
Mid Cap Fund	0.90%
Enhanced Market Fund	0.45%
International Equity Fund	1.00%

For services provided and expenses assumed during the fiscal year ended December 31, 2001, AmSouth received investment advisory fees from the Funds in the amounts indicated above.

Sub-Advisers

Five Points Capital Advisors ("Five Points"), Bennett Lawrence Management, LLC ("Bennett Lawrence"), OakBrook Investments, LLC ("OakBrook") and Lazard Asset Management ("Lazard") serve as sub-advisers to the Large Cap Fund, Mid Cap Fund, Enhanced Market Fund and International Equity Fund, respectively, in accordance with sub-advisory agreements with AmSouth. Each sub-adviser continuously reviews, supervises and administers its Fund's investment program, subject to the general supervision of the Board of Trustees and AmSouth, in accordance with each Fund's investment objective, policies and restrictions.

Five Points. Five Points is a separate, wholly-owned subsidiary of AmSouth Bank, which is a bank affiliate of AmSouth Bancorporation, the parent company of AmSouth. Five Points was organized in 2001 to perform advisory services for investment companies, and has its principal offices at 1901 Sixth Avenue North, Birmingham, Alabama, 35203.

Bennett Lawrence. Bennett Lawrence provides discretionary investment management services to client discretionary accounts totaling approximately $1.2 billion as of December 31, 2001. Its principal offices are located at 757 Third Avenue, New York, New York 10017.

OakBrook. OakBrook is 50% owned by AmSouth Bank and 50% owned by Neil Wright, Janna Sampson and Peter Jankovskis. OakBrook was organized in February, 1998 to perform advisory services for investment companies and other institutional clients and has its principal offices at 701 Warrenville Road, Suite 335, Lisle, Illinois 60532.

Lazard. Lazard is a division of Lazard Frères & Co. LLC, which is a New York limited liability company, located at 30 Rockefeller Plaza, New York, NY, 10011-6300, and, together with its affiliates, provides investment management services to client discretionary accounts with assets totaling approximately $65.7 billion as of December 31, 2001.

Portfolio Managers

Large Cap Fund: Ronald E. Lindquist is the portfolio manager of the Large Cap Fund. He has been employed by First American National Bank since May 1998 and has been employed by AmSouth since December 1999 and Five Points since 2001. Prior to May 1998, he was employed since 1978 by Deposit Guaranty National Bank and Commercial National Bank, affiliates of AmSouth.

Mid Cap Fund: S. Van Zandt Schreiber is the portfolio manager of the Mid Cap Fund. He is assisted by a team of in-house research analysts. Mr. Schreiber has been the Chief Portfolio Manager at Bennett Lawrence since its inception in August 1995. For more than five years prior thereto, Mr. Schreiber was Managing Director and Senior Growth Portfolio Manager with Deutsche Morgan Grenfell/C.J. Lawrence, Inc.

Enhanced Market Fund: The Fund is managed by a team from OakBrook. Dr. Neil Wright, Ms. Janna Sampson and Dr. Peter Jankovskis are the portfolio managers for the Fund and have the primary responsibility for the day-to-day portfolio management of the Fund. Dr. Wright is OakBrook's President and the Chief Investment Officer. He holds a doctorate in economics. From 1993 to 1997, Dr. Wright was the Chief Investment Officer of ANB Investment Management & Trust Co. ("ANB"). He managed ANB's Large Cap Growth Fund and other equity funds starting in 1981. Ms. Sampson is OakBrook's Director of Portfolio Management. She holds a master of arts degree in economics. From 1993 to 1997, Ms. Sampson was Senior Portfolio Manager for ANB. She has worked in the investment field since 1981 and was a portfolio manager at ANB from 1987 to 1997. Dr. Jankovskis is OakBrook's Director of Research. He holds a doctorate in economics. He has conducted economic research since 1988. From August, 1992 to July, 1996, Dr. Jankovskis was an Investment Strategist for ANB, and from July, 1996 to December, 1997, he was the Manager of Research for ANB.

International Equity Fund: The Fund is managed on a team basis. Herbert W. Gullquist and John R. Reinsberg are the principal persons who are primarily responsible for the day to day management of the International Equity Fund. Messrs. Gullquist and Reinsberg have been the International Equity Fund's principal persons since its inception, and have been Managing Directors of Lazard for over five years.

Administrator and Distributor

BISYS Fund Services Ohio, Inc. is the administrator for the Funds, and BISYS Fund Services acts as the Funds' principal underwriter and distributor. The address of each is 3435 Stelzer Road, Columbus, Ohio 43219-3035.

See the Statement of Additional Information for further information about the Funds' service providers.

TAXATION

Each Fund intends to qualify and to elect to be taxed as a "regulated investment company" under the provisions of Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). If a Fund qualifies as a "regulated investment company" and complies with the appropriate provisions of the Code, the Fund will not be liable for federal income tax on income it distributes.

Each Fund intends to diversify its investments in a manner intended to comply with tax requirements generally applicable to mutual funds. In addition, each Fund will diversify its investments so that on the last day of each quarter of a calendar year, no more than 55% of the value of its total assets is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. For this purpose, securities of a single issuer are treated as one investment and each U.S. Government agency or instrumentality is treated as a separate issuer. Any security issued, guaranteed, or insured (to the extent so guaranteed or insured) by the U.S. Government or an agency or instrumentality of the U.S. Government is treated as a security issued by the U.S. Government or its agency or instrumentality, whichever is applicable.

If a Fund fails to meet this diversification requirement, income with respect to variable insurance contracts invested in the Fund at any time during the calendar quarter in which the failure occurred could become currently taxable to the owners of the contracts. Similarly, income for prior periods with respect to such contracts also could be taxable, most likely in the year of the failure to achieve the required diversification. Other adverse tax consequences could also ensue.

Since the shareholders of each Fund will be separate accounts, no discussion is included here as to the federal income tax consequences at the shareholder level. For information concerning the federal income tax consequences to purchasers of the variable life insurance policies and variable annuity contracts, see the prospectus for the relevant variable insurance contract. See the Statement of Additional Information for more information on taxes.

SIMILAR FUND PERFORMANCE INFORMATION

The following tables provide information concerning the historical total return performance of the Class A shares of two series of the AmSouth Funds that have investment objectives, policies and strategies that are substantially similar to those of the indicated Funds, and that are currently managed by the same investment advisers/sub-advisers and portfolio managers ("Similar Funds"). While the investment objectives, policies and risks of a Similar Fund and its corresponding Fund are similar, they are not identical, and the performance of a Similar Fund and its corresponding Fund will vary. The data is provided to illustrate the past performance of the adviser and sub-advisers in managing a substantially similar investment portfolio and does not represent the past performance of the Funds or the future performance of the Funds or their portfolio managers. Consequently, potential investors should not consider this performance data as an indication of the future performance of the Funds or of their portfolio managers.

The performance data shown below reflects the net operating expenses of the Similar Funds, which are lower than the estimated operating expenses of the corresponding Funds (prior to fee waivers and/or expense reimbursements). Performance would have been lower for a Similar Fund if the corresponding Fund's expenses (before waiver and/or reimbursement) were used. In addition, the Similar Funds, unlike the Funds, are not sold to insurance company separate accounts to fund variable insurance contracts. As a result, the performance results presented below do not take into account charges or deductions against a separate account or variable insurance contract for cost of insurance charges, premium loads, administrative fees, maintenance fees, premium taxes, mortality and expense risk charges, or other charges that may be incurred under a variable insurance contract for which the Funds serve as an underlying investment vehicle. By contrast, investors with contract value allocated to a Fund will be subject to charges and expenses relating to variable insurance contracts and separate accounts.

The Similar Funds' performance data shown below is calculated in accordance with standards prescribed by the Securities and Exchange Commission for the calculation of average annual total return information. Performance of the AmSouth International Equity Fund, prior to March 13, 2000, reflects the performance of the Similar Fund as a series of the ISG Funds.

The investment results of the Similar Funds presented below are unaudited and are not intended to predict or suggest results that might be experienced by a Similar Fund or a Fund. Share prices and investment returns will fluctuate reflecting market conditions, as well as changes in company-specific fundamentals of portfolio securities. The performance data for the benchmark indexes identified below does not reflect the fees or expenses of the Similar Fund or the Fund.

Enhanced Market Fund

Average Annual Total Returns for the Similar Fund and for Its Benchmark Index for Periods Ended December 31, 2001

Similar Fund/Benchmark	1 Year	Since Inception	Inception Date
AmSouth Enhanced Market Fund*			
Assuming imposition of maximum sales charge	**-17.39%**	**5.04%**	**9/1/98**
Absent imposition of sales charge	**-12.58%**	**6.83%**	**9/1/98**
S&P 500(R) Index**	**-11.89%**	**6.95%**	**9/1/98**

---

*   The Similar Fund performance information set forth above reflects fee waivers and/or expense reimbursements. Absent such waivers and/or reimbursements, Similar Fund performance would have been lower.

**   The Standard & Poor's 500(R) Composite Stock Price Index is an unmanaged index containing stocks of 500 industrial, transportation, utility and financial companies, regarded as generally representative of the U.S. stock market. The Index reflects income and distributions, if any, but does not reflect fees, brokerage commissions, or other expenses of investing.

International Equity Fund

Average Annual Total Returns for the Similar Fund and for Its Benchmark Index for Periods Ended December 31, 2001

Similar Fund/Benchmark	1 Year	Since Inception	Inception Date
AmSouth International Equity Fund*			
Assuming imposition of maximum sales charge	**-28.47%**	**-3.59%**	**8/15/97**
Absent imposition of sales charge	**-24.31%**	**-2.34%**	**8/15/97**
MSCI EAFE(R) Index**	**-21.21%**	**-3.11%**	**7/31/97**

* The Similar Fund performance information set forth above reflects fee waivers and/or expense reimbursements. Absent such waivers and/or reimbursements, Similar Fund performance would have been lower.

** The Morgan Stanley Capital International EAFE (Europe, Australasia, Far East) Index ("MSCI EAFE(R) Index") is a widely recognized, unmanaged index of foreign securities representing major non-U.S. stock markets.

GENERAL INFORMATION

Description of the Trust and Its Shares

Variable Insurance Funds was organized as a Massachusetts business trust in 1994 and currently consists of multiple portfolios. The Board of Trustees of the Trust may establish additional portfolios in the future. Under Massachusetts law, shareholders could be held personally liable for the obligations of the Trust under certain circumstances. However, the Trust's declaration of trust disclaims liability of its shareholders and provides for indemnification out of Trust property for all loss and expense of any shareholder held personally liable for the obligations of the Trust. Accordingly, the risk of a shareholder incurring financial loss on account of shareholder liability should be considered remote.

Miscellaneous

No person has been authorized to give any information or to make any representations not contained in this prospectus in connection with the offering made by this prospectus. If given or made, such information or representations must not be relied upon as having been authorized by the Funds or their distributor. This prospectus does not constitute an offering by the Funds or their distributor in any jurisdiction in which such offering may not be lawfully made.

FINANCIAL HIGHLIGHTS

The following tables are included to assist investors in evaluating the financial performance of each Fund since its commencement of operations through December 31, 2001. Certain information reflects financial results of a single share. "Total Return" represents how much an investment in a Fund would have earned (or lost) during the period. This information has been audited by Ernst & Young LLP for the fiscal year ended December 31, 2001, and by other auditors for the prior fiscal year. This information, along with the Funds' financial statements, is included in the most recent annual report, which is available upon request.

Large Cap Fund

For a share outstanding throughout the period:	Year Ended December 31, 2001		Period Ended December 31, 2000(a)	
Net Asset Value, Beginning of Period	$	10.00	$	10.00
Operations:				
Net realized/unrealized losses from investments		(0.88)		--
Total from operations		(0.88)		--
Net Asset Value, End of Period	$	9.12	$	10.00
Total Return		(8.77%)		0.00%(b)
Ratios/Supplemental Data:				
Net assets at end of period (000)	$	6,450	$	4,999
Ratio of expenses to average net assets		1.16%		1.25%(c)
Ratio of net investment loss to average net assets		(0.04)%		(1.25)%(c)
Ratio of expenses to average net assets*		2.05%		14.96%(c)
Portfolio turnover		4.81%		0.00%

(a) For the period from December 29, 2000 (commencement of operations) through December 31, 2000.
(b) Not annualized.
(c) Annualized.
* During the period certain fees were reduced/reimbursed. If such reductions/reimbursements had not occurred, the ratios would have been as indicated.

Mid Cap Fund

For a share outstanding throughout the period:		Year Ended December 31, 2001		Period Ended December 31, 2000(a)
Net Asset Value, Beginning of Period	$	10.00	$	10.00
Operations:				
Net investment loss		(0.09)		--
Net realized/unrealized losses from investments		(2.32)		--
Total from operations		(2.41)		--
Net Asset Value, End of Period	$	7.59	$	10.00
Total Return		(24.10%)		0.00%(b)
Ratios/Supplemental Data:				
Net assets at end of period (000)	$	4,312	$	4,999
Ratio of expenses to average net assets		1.24%		1.25% (c)
Ratio of net investment loss to average net assets		(1.11%)		(1.25)% (c)
Ratio of expenses to average net assets*		2.40%		15.16% (c)
Portfolio turnover		101.57%		0.00%

(a) For the period from December 29, 2000 (commencement of operations) through December 31, 2000.
(b) Not annualized.
(c) Annualized.
* During the period certain fees were reduced/reimbursed. If such reductions/reimbursements had not occurred, the ratios would have been as indicated

Enhanced Market Fund

For a share outstanding throughout the period:	Year Ended December 31, 2001		Period Ended December 31, 2000(a)	
Net Asset Value, Beginning of Period	$	10.00	$	10.00
Operations:				
Net investment income		0.02		--
Net realized/unrealized losses from investments and futures		(1.31)		--
Total from operations		(1.29)		--
Dividends:				
From net investment income		(0.01)		--
Net Asset Value, End of Period	$	8.70	$	10.00
Total Return		(12.88%)		0.00%(b)
Ratios/Supplemental Data:				
Net assets at end of period (000)	$	5,466	$	4,999
Ratio of expenses to average net assets		1.24%		1.25%(c)
Ratio of net investment income/(loss) to average net assets		0.16%		(1.25)%(c)
Ratio of expenses to average net assets*		2.12%		14.71%(c)
Portfolio turnover		94.81%		0.00%

(a)   For the period from December 29, 2000 (commencement of operations) through December 31, 2000.
(b)   Not annualized.
(c)   Annualized.
*   During the period certain fees were reduced/reimbursed. If such reductions/reimbursements had not occurred, the ratios would have been as indicated

International Equity Fund

For a share outstanding throughout the period:	Year Ended December 31, 2001		Period Ended December 31, 2000(a)	
Net Asset Value, Beginning of Period	$	10.00	$	10.00
Operations:				
Net investment income		0.04		--
Net realized/unrealized losses from investments		(2.45)		--
Total from operations		(2.41)		--
Net Asset Value, End of Period	$	7.59	$	10.00
Total Return		(24.10%)		0.00%(b)
Ratios/Supplemental Data:				
Net assets at end of period (000's)	$	7,707	$	9,999
Ratio of expenses to average net assets		1.50%		1.50%(c)
Ratio of net investment income/(loss) to average net assets		0.45%		(1.50)% (c)
Ratio of expenses to average net assets*		2.62%		8.65% (c)
Portfolio turnover		60.35%		0.00%

(a)   For the period from December 29, 2000 (commencement of operations) through December 31, 2000.
(b)   Not annualized.
(c)   Annualized.
*   During the period certain fees were reduced/reimbursed. If such reductions/reimbursements had not occurred, the ratios would have been as indicated

For more information about the Funds, the following documents are available free upon request:

Annual/Semi-Annual Reports: The Funds' annual and semi-annual reports to shareholders contain additional information on the Funds' investments. In the annual report, an investor will find a discussion of the market conditions and investment strategies that significantly affected each Fund's performance during the last fiscal year.

Statement of Additional Information (SAI): The SAI provides more detailed information about each Fund, including its operations and investment policies. It is incorporated by reference and is legally considered a part of this prospectus.

An investor can get free copies of the reports and SAI, or request other information and discuss any questions about the Funds, by contacting a broker or bank that sells an insurance contract that offers the Funds as investment options. Or contact the Funds at:

Variable Insurance Funds
3435 Stelzer Road
Columbus, Ohio 43219-3035
Telephone: 1-800-451-8382

Investors can review and copy the SAI and other information about the Funds at the Public Reference Room of the Securities and Exchange Commission. Investors may call 1-202-942-8090 for more information about the Public Reference Room. Investors can get text-only copies of information about the Funds:

- For a fee, by writing the Public Reference Section of the Commission, Washington, D.C. 20549-0102 or by electronic request at publicinfo@sec.gov.

- Free from the Commission's Website at http://www.sec.gov.

Investment Company Act file no. 811-8644.

AmSouth Capital Growth Fund

Variable Insurance Funds
3435 Stelzer Road
Columbus, Ohio 43219-3035
1-888-451-8382

The AmSouth Capital Growth Fund seeks capital growth by investing primarily in equity securities of U.S. companies with market capitalizations of at least $500 million. The Fund's goals and investment program are described in detail inside. AmSouth Investment Management Company, LLC ("AmSouth") serves as the Fund's investment adviser, and Five Points Capital Advisors ("Five Points") serves as the investment sub-adviser of the Fund.

The Fund sells its shares to insurance company separate accounts, so that the Fund may serve as an investment option under variable life insurance policies and variable annuity contracts issued by insurance companies. The Fund also may sell its shares to certain other investors, such as qualified pension and retirement plans, insurance companies, AmSouth, and Five Points.

This prospectus should be read in conjunction with the separate account's prospectus describing the variable insurance contract. Please read both prospectuses and retain them for future reference.

The Securities and Exchange Commission has not approved the Funds' shares or determined whether this prospectus is accurate or complete. Anyone who tells you otherwise is committing a crime.

The date of this prospectus is May 1, 2002.

TABLE OF CONTENTS

RISK/RETURN SUMMARY AND FUND EXPENSES

Investment Objective

The Fund seeks capital growth.

Principal Investment Strategies

Under normal market conditions, the Fund will invest primarily in equity securities of U.S. companies with market capitalizations of at least $500 million. The Fund intends to invest primarily in companies that Five Points believes offer opportunities for capital appreciation and growth of earnings.

In managing the Fund, Five Points identifies industries that it believes offer the potential for future expansion, and then uses fundamental analysis of company financial statements to identify companies with solid prospects for growth. Five Points will also consider other factors in selecting investments for the Fund, including the development of new or improved products or services, opportunities for greater market share, more effective management or other signs that the company may experience greater than average earnings growth and capital appreciation.

Principal Investment Risks

An investment in the Fund entails investment risk, including possible loss of the principal amount invested. The Fund is subject to market risk, which is the risk that the market value of a portfolio security may move up and down, sometimes rapidly and unpredictably. This risk may be greatest for the Fund's investments in equity securities, such as common stocks. Growth stocks may be particularly volatile in the event of earnings disappointments or other financial difficulties. Further, investments in small- and medium-sized companies typically involve greater risk than is customarily associated with larger, more established companies due to the greater business risks of small size, limited markets, and lesser financial resources.

The Fund also is subject to interest rate risk, which is the risk that changes in interest rates will affect the value of the Fund's investments. In particular, the Fund's investments in fixed income securities, such as convertible bonds and preferred stocks, generally will change in value inversely with changes in interest rates. Also, the Fund's investments, and particularly its investments in fixed income securities, may expose it to credit risk, which is the risk that the issuer of a security will default or not be able to meet its financial obligations.

Because the Fund may concentrate its investments in a relatively small number of issuers, it may be exposed to risks caused by events that affect particular companies to a greater extent than more broadly diversified mutual funds.

An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Fund Performance

Because the Fund recently began operations, it does not have a calendar year of performance information to compare against other mutual funds, or a broad measure of securities market performance, such as an index.

Fund Expenses

The following expense table indicates the expenses that an investor will incur as a shareholder of the Fund during the current fiscal year. These expenses are reflected in the share price of the Fund. The table does not reflect separate account or insurance contract fees and charges.

Annual Fund Operating Expenses
(expenses that are deducted from Fund assets)

Management Fees*..	0.70%
Other Expenses*...	3.80%
Total Annual Fund Operating Expenses*...	4.50%

*   AmSouth currently limits its management fees to 0.20%. Other expenses are based on amounts for the current fiscal year. Total annual fund operating expenses, after fee waivers and expense reimbursements, are to be 1.24%. Any fee waiver or expense reimbursement arrangement is voluntary and may be discontinued at any time.

Expense Example

Use the following table to compare fees and expenses of the Fund to other investment companies. It illustrates the amount of fees and expenses an investor would pay, assuming (1) a $10,000 investment, (2) 5% annual return, (3) redemption at the end of each time period, and (4) no changes in the Fund's total operating expenses. It does not reflect separate account or insurance contract fees and charges. An investor's actual costs may be different.

1 Year	3 Years	5 Years	10 Years
$451	$1360	$2278	$4614

INVESTMENT OBJECTIVE, STRATEGIES AND RISKS

Investors should be aware that the investments made by the Fund and the results achieved by the Fund at any given time are not expected to be the same as those made by other mutual funds for which AmSouth or Five Points acts as investment adviser, including mutual funds with names, investment objectives and policies similar to the Fund. Investors should carefully consider their investment goals and willingness to tolerate investment risk before allocating their investment to the Fund.

The Fund's investment objective is capital growth. The investment objective is not fundamental, and may be changed without shareholder approval. Under normal market conditions, the Fund will invest primarily in equity securities of U.S. companies with market capitalizations of at least $500 million that Five Points believes offer opportunities for capital and earnings growth. Such growth stocks typically offer strong revenue and earnings potential, and accompanying capital growth, with less dividend income than value stocks. In evaluating prospective investments, Five Points considers both broad economic, industry or market trends, as well as company-specific considerations, to identify companies that it believes will have greater than average earnings growth and capital appreciation.

The Fund also may invest in equity and debt securities of domestic and foreign issuers when Five Points believes that such securities offer opportunities for growth. These may include high yield debt securities that are considered to be below investment grade. These securities, also known as "junk bonds," are considered to be speculative with respect to the payment of principal and interest.

The Fund has the flexibility to make portfolio investments and engage in other investment techniques that are different from its principal strategies discussed above. More information on the Fund's investment strategies may be found in the Statement of Additional Information (see back cover).

The Fund's investment strategies may subject it to a number of risks, including the following.

Market Risk

Although equities historically have outperformed other asset classes over the long term, their prices tend to fluctuate more dramatically over the shorter term. These movements may result from factors affecting individual companies, or from broader influences like changes in interest rates, market conditions, investor confidence or announcements of economic, political or financial information.

To the extent the Fund concentrates its investments in growth stocks, it will be subject to the risks particular to growth stocks, as well as the risk that growth stocks may underperform other types of stocks. Growth stocks may be particularly susceptible to rapid price swings during periods of economic uncertainty or in the event of earnings disappointments, and they typically have less dividend income to cushion the effect of adverse market conditions.

The Fund also may invest in value stocks, which in theory limit downside risk because they are underpriced. Of course, Five Point's success in moderating market risk cannot be assured. There is no guarantee that a value stock is, in fact, undervalued, or that the market will ever recognize its true value. In addition, to the extent that the Fund invests in value stocks or attempts to moderate potential volatility by investing in dividend-paying growth stocks, the Fund may produce more modest gains than equity funds with more aggressive investment profiles.

Because industries or companies experiencing growth can change, the Fund's performance could suffer if Five Points is slow to respond to such changes. From time to time, the stock market may not favor the type of securities in which the Fund typically invests. Rather, the market could favor other types of securities, or it may not favor equities at all.

Small- and Mid-Cap Investment Risk

While potentially offering greater opportunities for capital growth than larger, more established companies, the stocks of small- and mid-cap companies may be more volatile, especially during periods of economic uncertainty. These companies may face less certain growth prospects, or depend heavily on a limited line of products and services or the efforts of a small number of key management personnel. The securities of these companies may trade less frequently and in more limited volume than those of larger, more established companies. As a result, small- and mid-cap stocks, and thus the Fund's shares, may fluctuate more in value than larger-cap stocks and funds that invest in them.

Foreign Investment Risk

The securities of foreign companies may pose risks in addition to, or to a greater degree than, the risks described above. Foreign companies may be subject to disclosure, accounting, auditing and financial reporting standards and practices that are different from those to which U.S. issuers are subject. Accordingly, the Fund may not have access to adequate or reliable company information. Further, transaction costs in foreign jurisdictions may be higher, which can result in lower returns or decreased liquidity. In addition, political, economic and social developments in foreign countries and fluctuations in currency exchange rates may affect the operations of foreign companies or the value of their stocks.

Interest Rate Risk

Although the Fund's primary investment focus is stocks, it may invest in fixed income securities, such as convertible bonds, preferred stocks and debt securities. Generally, the value of these securities will change inversely with changes in interest rates. In addition, changes in interest rates may affect the operations of the issuers of stocks in which the Fund invests. Rising interest rates, which may be expected to lower the value of fixed income instruments and negatively impact the operations of many issuers, generally exist during periods of inflation or strong economic growth.

Credit Risk

The Fund's investments, and particularly investments in fixed income securities, may be affected by the creditworthiness of issuers in which the Fund invests. Changes in the financial strength, or perceived financial strength, of a company may affect the value of its securities and, therefore, impact the value of the Fund's shares.

The Fund may invest in lower rated fixed income securities. To a greater extent than more highly rated securities, lower rated securities tend to reflect short-term corporate, economic and market developments, as well as investor perceptions of the issuer's credit quality. Lower rated securities may be especially susceptible to real or perceived adverse economic and competitive industry conditions. In addition, lower rated securities may be less liquid than higher quality investments. Reduced liquidity may prevent the Fund from selling a security at the time and price that would be most beneficial to the Fund.

Lack of Diversification

The Fund is a non-diversified fund, which means it may concentrate its investments in the securities of a limited number of issuers. However, the Fund will be subject to certain diversification requirements imposed by the Internal Revenue Code. The use of a focused investment strategy may increase the volatility of the Fund's investment performance, as the Fund may be more susceptible to risks associated with a single economic, political or regulatory event than a diversified portfolio. If the securities in which the Fund invests perform poorly, the Fund could incur greater losses than it would have had it been invested in a greater number of securities.

Active Trading

The Fund will not generally trade in securities for short-term profits. However, the Fund is actively managed and, under appropriate circumstances, may purchase and sell securities without regard to the length of time held. A high portfolio turnover rate may increase transaction costs, which may negatively impact the Fund's performance.

Temporary Investments

Five Points may temporarily invest up to 100% of the Fund's assets in high quality, short-term money market instruments if it believes adverse economic or market conditions, such as excessive volatility or sharp market declines, justify taking a defensive investment posture. If the Fund attempts to limit investment risk by temporarily taking a defensive investment position, it may be unable to pursue its investment objectives during that time, and it may miss out on some or all of an upswing in the securities markets.

Please see the Statement of Additional Information for more detailed information about the Fund, their investment strategies, and their risks.

VALUATION OF SHARES

The Fund prices its shares on the basis of the net asset value of the Fund, which is determined as of the close of the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern Time) on each Business Day. A Business Day is a day on which the NYSE is open for trading. If portfolio investments of the Fund are traded in markets on days that are not Business Days of the Fund, the Fund's net asset value may vary on days when investors cannot purchase or redeem shares.

Net asset value per share for purposes of pricing sales and redemptions is calculated by dividing the value of all securities and other assets belonging to a Fund, less the liabilities charged to the Fund and any liabilities allocable to the Fund, by the number of the Fund's outstanding shares. The net asset value per share of the Fund will fluctuate as the value of the investment portfolio of the Fund changes.

The securities in the Fund will be valued at market value. If market quotations are not readily available, the securities will be valued by a method which the Board of Trustees of Variable Insurance Funds (the "Trust") believes accurately reflects fair value. For further information about valuation of investments, see the Statement of Additional Information.

PURCHASING AND REDEEMING SHARES

Shares of the Fund are available for purchase by insurance company separate accounts to serve as an investment medium for variable insurance contracts, and by qualified pension and retirement plans, certain insurance companies, AmSouth and Five Points. The Fund reserves the right to reject or refuse, in its discretion, any order for the purchase of the Fund's shares, in whole or in part.

Shares of the Fund are purchased or redeemed at the net asset value per share next determined after receipt and acceptance by the Fund's distributor (or other agent) of a purchase order or receipt of a redemption request. Transactions in shares of the Fund will be effected only on a Business Day of the Fund.

Payment for shares redeemed normally will be made within seven days. The Fund intends to pay cash for all shares redeemed, but under conditions which make payment in cash unwise, payment may be made wholly or partly in portfolio securities at their then market value equal to the redemption price. A shareholder may incur brokerage costs in converting such securities to cash. Payment for shares may be delayed under extraordinary circumstances or as permitted by the Securities and Exchange Commission in order to protect remaining investors.

Investors do not deal directly with the Fund to purchase or redeem shares. Please refer to the prospectus for the separate account for information on the allocation of premiums and on transfers of accumulated value among sub-accounts of the separate account that invests in the Fund.

The Trust currently does not foresee any disadvantages to investors if the Fund served as an investment medium for both variable annuity contracts and variable life insurance policies.

However, it is theoretically possible that the interest of owners of annuity contracts and life insurance policies for which the Fund served as an investment medium might at some time be in conflict due to differences in tax treatment or other considerations. The Board of Trustees and each participating insurance company would be required to monitor events to identify any material conflicts between variable annuity contract owners and variable life insurance policy owners, and would have to determine what action, if any, should be taken in the event of such a conflict. If such a conflict occurred, an insurance company participating in the Fund might be required to redeem the investment of one or more of its separate accounts from the Fund, which might force the Fund to sell securities at disadvantageous prices.

The Fund reserves the right to discontinue offering shares at any time, or to cease investment operations entirely. In such an event, any investments allocated to the Fund will, subject to any necessary regulatory approvals, be invested in another portfolio of the Trust deemed appropriate by the Board of Trustees, or in another mutual fund.

Servicing Agents

The Trust has adopted a plan under which up to 0.25% of the Fund's average daily net assets may be expended for support services to investors, such as establishing and maintaining accounts and records, providing account information, arranging for bank wires, responding to routine inquiries, forwarding investor communications, assisting in the processing of purchase and redemption requests, and assisting investors in changing account designations and addresses. For expenses incurred and services provided, a financial institution (or its affiliate) providing these services ("Servicing Agent") may receive a fee from the Fund, computed daily and paid monthly, at an annual rate of up to 0.25% of the average daily net assets of the Fund allocable to variable insurance contracts owned by customers of the Servicing Agent. A Servicing Agent may periodically waive all or a portion of its servicing fees with respect to the Fund to increase the net income of the Fund available for distribution as dividends.

MANAGEMENT OF THE FUND

Investment Adviser and Sub-Adviser

AmSouth. AmSouth Investment Management Company, LLC ("AmSouth"), 1901 Sixth Avenue North, Birmingham, Alabama 35203, is the investment adviser for the Fund. AmSouth is a separate, wholly-owned subsidiary of AmSouth Bancorporation ("AmSouth Bank"), one of the largest banking institutions headquartered in the mid-south region. AmSouth Bank reported assets as of December 31, 2001 of $38.6 billion and operated approximately 600 banking offices and 1200 ATM locations in Alabama, Florida, Tennessee, Mississippi, Louisiana and Georgia. AmSouth Bank has provided investment management services through its Trust Investment Department since 1915. As of December 31, 2001, AmSouth Bank and its affiliates had over $26.2 billion in assets under discretionary management.

Subject to the general supervision of the Board of Trustees and in accordance with the investment objective and restrictions of the Fund, AmSouth is authorized to manage the Fund, make decisions with respect to and place orders for all purchases and sales of its investment securities, and maintain its records relating to such purchases and sales.

Under an investment advisory agreement between the Trust and AmSouth, the fee payable to AmSouth by the Trust for investment advisory services is the lesser of (a) 0.70% of the Fund's daily net assets, which is computed daily and paid monthly or (b) such amount as may from time to time be agreed upon in writing by the Trust and AmSouth.

Five Points. Five Points serves as investment sub-adviser of the Fund in accordance with a sub-advisory agreement with AmSouth. Five Points makes the day-to-day investment decisions for the Fund and continuously reviews, supervises and administers the Fund's investment program, subject to the general supervision of the Board of Trustees and AmSouth in accordance with the Fund's investment objective, policies and restrictions. For its services and expenses assumed under the sub-advisory agreements, Five Points is entitled to a fee payable by AmSouth.

Five Points is a separate, wholly-owned subsidiary of AmSouth Bank, which is a bank affiliate of AmSouth Bancorporation, the parent company of AmSouth. Five Points was organized in 2001 to perform advisory services for investment companies, and has its principal offices at 1901 Sixth Avenue North, Birmingham, Alabama, 35203.

Charles E. Winger is the portfolio manager of the Fund. He has been a Trust Officer of First American National Bank since 1988 and has been employed by AmSouth since 1999 and Five Points since 2001.

Administrator and Distributor

BISYS Fund Services Ohio, Inc. is the administrator for the Fund, and BISYS Fund Services acts as the Fund's principal underwriter and distributor. The address of each is 3435 Stelzer Road, Columbus, Ohio 43219-3035.

See the Statement of Additional Information for further information about the Fund's service providers.


TAXATION


The Fund intends to qualify and to elect to be taxed as a "regulated investment company" under the provisions of Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). If the Fund qualifies as a "regulated investment company" and complies with the appropriate provisions of the Code, the Fund will not be liable for federal income tax on income it distributes.

The Fund intends to diversify its investments in a manner intended to comply with tax requirements generally applicable to mutual funds. In addition, the Fund will diversify its investments so that on the last day of each quarter of a calendar year, no more than 55% of the value of its total assets is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. For this purpose, securities of a single issuer are treated as one investment and each U.S. Government agency or instrumentality is treated as a separate issuer. Any security issued, guaranteed, or insured (to the extent so guaranteed or insured) by the U.S. Government or an agency or instrumentality of the U.S. Government is treated as a security issued by the U.S. Government or its agency or instrumentality, whichever is applicable.

If the Fund fails to meet this diversification requirement, income with respect to variable insurance contracts invested in the Fund at any time during the calendar quarter in which the failure occurred could become currently taxable to the owners of the contracts. Similarly, income for prior periods with respect to such contracts also could be taxable, most likely in the year of the failure to achieve the required diversification. Other adverse tax consequences could also ensue.

Since the shareholders of the Fund will be separate accounts, no discussion is included here as to the federal income tax consequences at the shareholder level. For information concerning the federal income tax consequences to purchasers of the variable life insurance policies and variable annuity contracts, see the prospectus for the relevant variable insurance contract. See the Statement of Additional Information for more information on taxes.

GENERAL INFORMATION

Description of the Trust and Its Shares

Variable Insurance Funds was organized as a Massachusetts business trust in 1994 and currently consists of multiple portfolios. The Board of Trustees of the Trust may establish additional portfolios in the future. Under Massachusetts law, shareholders could be held personally liable for the obligations of the Trust under certain circumstances. However, the Trust's declaration of trust disclaims liability of its shareholders and provides for indemnification out of Trust property for all loss and expense of any shareholder held personally liable for the obligations of the Trust. Accordingly, the risk of a shareholder incurring financial loss on account of shareholder liability should be considered remote.

Miscellaneous

No person has been authorized to give any information or to make any representations not contained in this prospectus in connection with the offering made by this prospectus. If given or made, such information or representations must not be relied upon as having been authorized by the Fund or its distributor. This prospectus does not constitute an offering by the Fund or its distributor in any jurisdiction in which such offering may not be lawfully made.

FINANCIAL HIGHLIGHTS

The following table is included to assist investors in evaluating the financial performance of the Fund since its commencement of operations through December 31, 2001. Certain information reflects financial results of a single share. "Total Return" represents how much an investment in the Fund would have earned (or lost) during the period. This information has been audited by Ernst & Young LLP for the fiscal year ended December 31, 2001. This information, along with the Fund's financial statements, is included in the Fund's most recent annual report, which is available upon request.

For a share outstanding throughout the period:	Period Ended December 31, 2001(a)
Net Asset Value, Beginning of Period	$ 10.00
Operations:	
Net investment loss	(0.03)
Net realized/unrealized losses from investments	(0.97)
Total from operations	(1.00)
Net Asset Value, End of Period	$ 9.00
Total Return	(10.00%)(b)
Ratios/Supplemental Data:	
Net assets at end of period (000's)	$ 2,098
Ratio of expenses to average net assets	1.24%(c)
Ratio of net investment loss to average net assets	(0.71%)(c)
Ratio of expenses to average net assets*	4.50%(c)
Portfolio turnover	32.13%

(a) For the period from May 1, 2001 (commencement of operations) through December 31, 2001.
(b) Not annualized.
(c) Annualized.
* During the period certain fees were reduced/reimbursed. If such reductions/reimbursements had not occurred, the ratios would have been as indicated.

For more information about the Fund, the following documents are available free upon request:

Annual/Semi-Annual Reports:
The Fund's annual and semi-annual reports to shareholders contain additional information on the Fund's investments. In the annual report, an investor will find a discussion of the market conditions and investment strategies that significantly affected the Fund's performance during its last fiscal year.

Statement of Additional Information (SAI): The SAI provides more detailed information about the Fund, including its operations and investment policies. It is incorporated by reference and is legally considered a part of this prospectus.

An investor can get free copies of the reports and the SAI, or request other information and discuss any questions about the Fund, by contacting a broker or bank that sells an insurance contract that offers the Fund as an investment option. Or contact the Fund at:

Variable Insurance Funds
3435 Stelzer Road
Columbus, Ohio 43219-3035
Telephone: 1-800-451-8382

Investors can review and copy the SAI and other information about the Funds at the Public Reference Room of the Securities and Exchange Commission. Investors may call 1-202-942-8090 for more information about the Public Reference Room. Investors can get text-only copies of information about the Fund:

- For a fee, by writing the Public Reference Section of the Commission, Washington, D.C. 20549-0102 or by electronic request at publicinfo@sec.gov.

- Free from the Commission's Website at http://www.sec.gov.

Investment Company Act file no. 811-8644.

AmSouth Equity Income Fund

Variable Insurance Funds
3435 Stelzer Road
Columbus, Ohio 43219-3035
1-800-451-8382

The AmSouth Equity Income Fund seeks to provide above average income and capital appreciation by investing in equity securities, and primarily in income-producing equity securities. The Fund's goals and investment program are described in detail inside. AmSouth Investment Management Company, LLC ("AmSouth") serves as the Fund's investment adviser, and Rockhaven Asset Management, LLC ("Rockhaven") serves as the investment sub-adviser of the Fund.

The Fund sells its shares to insurance company separate accounts, so that the Fund may serve as an investment option under variable life insurance policies and variable annuity contracts issued by insurance companies. The Fund also may sell its shares to certain other investors, such as qualified pension and retirement plans, insurance companies, AmSouth, and Rockhaven.

This prospectus should be read in conjunction with the separate account's prospectus describing the variable insurance contract. Please read both prospectuses and retain them for future reference.

The Securities and Exchange Commission has not approved the Fund's shares or determined whether this prospectus is accurate or complete. Anyone who tells you otherwise is committing a crime.

The date of this prospectus is May 1, 2002.

TABLE OF CONTENTS

RISK/RETURN SUMMARY AND FUND EXPENSES

Investment Objective

The Fund seeks to provide above average income and capital appreciation.

Principal Investment Strategies

Under normal market conditions, the Fund will invest at least 80% of its assets in equity securities, and will primarily invest in income-producing common stocks, preferred stocks and securities convertible into common stocks, such as convertible bonds and convertible preferred stocks.

Principal Investment Risks

An investment in the Fund entails investment risk, including possible loss of the principal amount invested. The Fund is subject to market risk, which is the risk that the market value of a portfolio security may move up and down, sometimes rapidly and unpredictably. This risk may be greatest for the Fund's investments in equity securities.

The Fund also is subject to interest rate risk, which is the risk that changes in interest rates will affect the value of the Fund's investments. In particular, the Fund's investments in fixed income securities generally will change in value inversely with changes in interest rates. Also, an investment by the Fund in fixed income securities generally will expose the Fund to credit risk, which is the risk that the issuer of a security will default or not be able to meet its financial obligations. This risk may be greater with respect to the Fund's investments in lower rated securities.

An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Fund Performance

The following chart and table show how the Fund has performed. The chart demonstrates how the Fund's performance varies from year to year, and the table compares the Fund's performance to that of the Standard & Poor's 500 Composite Stock Price Index ("S&P 500(R) Index"), a widely recognized, unmanaged index of common stocks. The information does not reflect charges and fees associated with a separate account that invests in the Fund or any insurance contract for which the Fund is an investment option. These charges and fees will reduce returns. Investors should be aware that past performance does not indicate how the Fund will perform in the future.

Calendar Year Total Returns*

Bar Chart	12.36%	25.00%	-2.13%	-10.97%
	1998	1999	2000	2001

Best Quarter:	19.65%	12/31/99
Worst Quarter:	-12.32%	9/30/01

Average Annual Total Return* (for the periods ended December 31, 2001)

	Past Year	Since Inception (October 23, 1997)
Fund	-10.97%	5.57%
S&P 500(R) Index*	-11.89%	7.02%

---

*   Assumes reinvestment of dividends and distributions.

Fund Expenses

The following expense table indicates the expenses that an investor will incur as a shareholder of the Fund during the current fiscal year. These expenses are reflected in the share price of the Fund. The table does not reflect separate account or insurance contract fees and charges.

Annual Fund Operating Expenses
(expenses that are deducted from Fund assets)

Management Fees	0.60%
Other Expenses	0.59%
Total Annual Fund Operating Expenses	1.19%

Expense Example

Use the following table to compare fees and expenses of the Fund to other investment companies. It illustrates the amount of fees and expenses an investor would pay, assuming (1) a $10,000 investment, (2) 5% annual return, (3) redemption at the end of each time period, and (4) no changes in the Fund's total operating expenses. It does not reflect separate account or insurance contract fees and charges. An investor's actual costs may be different.

1 Year	3 Years	5 Years	10 Years
$121	$378	$654	$1443

INVESTMENT OBJECTIVE, STRATEGIES AND RISKS

Investors should be aware that the investments made by the Fund at any given time are not expected to be the same as those made by other mutual funds for which AmSouth or Rockhaven acts as investment adviser, including mutual funds with names, investment objectives and policies similar to the Fund. Investors should carefully consider their investment goals and willingness to tolerate investment risk before allocating their investment to the Fund.

The Fund seeks to provide above average income and capital appreciation. Under normal market conditions, the Fund will invest at least 80% of its assets in equity securities, and will primarily invest in income producing common stocks, preferred stocks and securities convertible into common stocks, such as convertible bonds and convertible preferred stocks. The Fund's stock selection emphasizes those common stocks in each sector that have good value, attractive yield, and dividend growth potential. The Fund also utilizes convertible securities, which typically offer higher yields and good potential for capital appreciation. The portion of the Fund's total assets invested in common stocks, preferred stocks, and convertible securities varies according to Rockhaven's assessment of market and economic conditions and outlook. Most companies in which the Fund invests are listed on national securities exchanges.

Rockhaven seeks to invest in equity securities which are believed to represent investment value. Factors which may be considered in selecting equity securities include industry and company fundamentals, historical price relationships, and/or underlying asset value.

The Fund may invest in companies of any size, although most equities purchased will be issued by companies whose market capitalizations are large relative to the entirety of the U.S. securities markets, but not as large as many of the securities represented in such broad market indexes as the S&P 500(R) Index.

The Fund has the flexibility to make portfolio investments and engage in other investment techniques that are different than its principal strategies mentioned here. More information on the Fund's investment strategies may be found in its most recent annual/semi-annual report and in the Statement of Additional Information (see back cover).

The Fund's investment strategies may subject it to a number of risks, including the following.

Market Risk

Although equities historically have outperformed other asset classes over the long term, their prices tend to fluctuate more dramatically over the shorter term. These movements may result from factors affecting individual companies, or from broader influences like changes in interest rates, market conditions, investor confidence or announcements of economic, political or financial information. While potentially offering greater opportunities for capital growth than larger, more established companies, the equities of smaller companies may be particularly volatile, especially during periods of economic uncertainty. These companies may face less certain growth prospects, or depend heavily on a limited line of products and services or the efforts of a small number of key management personnel.

The Fund may invest in equities issued by foreign companies. The equities of foreign companies may pose risks in addition to, or to a greater degree than, the risks described above. Foreign companies may be subject to disclosure, accounting, auditing and financial reporting standards and practices that are different from those to which U.S. issuers are subject. Accordingly, the Fund may not have access to adequate or reliable company information. In addition, political, economic and social developments in foreign countries and fluctuations in currency exchange rates may affect the operations of foreign companies or the value of their securities.

Rockhaven tries to manage market risk by primarily investing in relatively large capitalization "value" equities of U.S. issuers. Equities of larger companies tend to be less volatile than those of smaller companies, and value equities in theory limit downside risk because they are underpriced. Of course, Rockhaven's success in moderating market risk cannot be assured. There is no guarantee that a value stock is, in fact, undervalued, or that the market will ever recognize its true value. In addition, the Fund may produce more modest gains than equity funds with more aggressive investment profiles.

Interest Rate Risk

The Fund may invest in debt securities and other types of fixed income securities, such as convertible preferred stock and convertible bonds and debentures. Generally, the value of these securities will change inversely with changes in interest rates. In addition, changes in interest rates may affect the operations of the issuers of stocks in which the Fund invests. Rising interest rates, which may be expected to lower the value of fixed income instruments and negatively impact the operations of many issuers, generally exist during periods of inflation or strong economic growth.

Credit Risk

The Fund's investments, and particularly investments in convertible securities and debt securities, may be affected by the creditworthiness of issuers in which the Fund invests. Changes in the financial strength, or perceived financial strength, of a company may affect the value of its securities and, therefore, impact the value of the Fund's shares.

The Fund may invest in lower rated convertible securities and debt obligations, including convertible securities that are not "investment grade", which are commonly referred to as "junk bonds". To a greater extent than more highly rated securities, lower rated securities tend to reflect short-term corporate, economic and market developments, as well as investor perceptions of the issuer's credit quality. Lower rated securities may be especially susceptible to real or perceived adverse economic and competitive industry conditions. In addition, lower rated securities may be less liquid than higher quality investments. Reduced liquidity may prevent the Fund from selling a security at the time and price that would be most beneficial to the Fund.

Rockhaven attempts to reduce the credit risk associated with lower rated securities through diversification of the Fund's portfolio, credit analysis of each issuer in which the Fund invests, and monitoring broad economic trends and corporate and legislative developments. However, there is no assurance that Rockhaven will successfully or completely reduce credit risk.

Active Trading

The Fund will not generally trade in securities for short-term profits. However, the Fund is actively managed and, under appropriate circumstances, may purchase and sell securities without regard to length of time held. A high portfolio turnover rate may increase transaction costs, which may negatively impact the Fund's performance.

Temporary Investments

Rockhaven may temporarily invest up to 100% of the Fund's assets in high quality, short-term money market instruments if it believes adverse economic or market conditions, such as excessive volatility or sharp market declines, justify taking a defensive investment posture. If the Fund attempts to limit investment risk by temporarily taking a defensive investment position, it may be unable to pursue its investment objective during that time, and it may miss out on some or all of an upswing in the securities markets.

Please see the Statement of Additional Information for more detailed information about the Fund, its investment strategies, and its risks.

VALUATION OF SHARES

The Fund prices its shares on the basis of the net asset value of the Fund, which is determined as of the close of the New York Stock Exchange ("NYSE") (generally 4:00 p.m., Eastern Time) on each Business Day (other than a day on which there are insufficient changes in the value of the Fund's portfolio securities to materially affect the Fund's net asset value or a day on which no shares are tendered for redemption and no order to purchase any shares is received). A Business Day is a day on which the NYSE is open for trading. If portfolio investments of the Fund are traded in markets on days that are not Business Days of the Fund, the Fund's net asset value may fluctuate on days when investors cannot purchase or redeem shares

Net asset value per share for purposes of pricing sales and redemptions is calculated by dividing the value of all securities and other assets belonging to the Fund, less the liabilities charged to the Fund and any liabilities allocable to the Fund, by the number of the Fund's outstanding shares. The net asset value per share of the Fund will fluctuate as the value of the investment portfolio of the Fund changes.

The securities in the Fund will be valued at market value. If market quotations are not readily available, the securities will be valued by a method which the Board of Trustees of Variable Insurance Funds (the "Trust") believes accurately reflects fair value. For further information about valuation of investments, see the Statement of Additional Information.

6

PURCHASING AND REDEEMING SHARES

Shares of the Fund are available for purchase by insurance company separate accounts to serve as an investment medium for variable insurance contracts, and by qualified pension and retirement plans, certain insurance companies, AmSouth and Rockhaven. The Fund reserves the right to reject or refuse, in its discretion, any order for the purchase of Fund's shares, in whole or in part.

Shares of the Fund are purchased or redeemed at the net asset value per share next determined after receipt and acceptance by the Fund's distributor (or other agent) of a purchase order or receipt of a redemption request. Transactions in shares of the Fund will be effected only on a Business Day of the Fund.

Payment for shares redeemed normally will be made within seven days. The Fund intends to pay cash for all shares redeemed, but under abnormal conditions which make payment in cash unwise, payment may be made wholly or partly in portfolio securities at their then market value equal to the redemption price. A shareholder may incur brokerage costs in converting such securities to cash. Payment for shares may be delayed under extraordinary circumstances or as permitted by the Securities and Exchange Commission in order to protect remaining investors.

Investors do not deal directly with the Fund to purchase or redeem shares. Please refer to the prospectus for the separate account for information on the allocation of premiums and on transfers of accumulated value among sub-accounts of the separate account that invests in the Fund.

The Fund currently does not foresee any disadvantages to investors if the Fund served as an investment medium for both variable annuity contracts and variable life insurance policies. However, it is theoretically possible that the interest of owners of annuity contracts and insurance policies for which the Fund served as an investment medium might at some time be in conflict due to differences in tax treatment or other considerations. The Board of Trustees and each participating insurance company would be required to monitor events to identify any material conflicts between variable annuity contract owners and variable life insurance policy owners, and would have to determine what action, if any, should be taken in the event of such a conflict. If such a conflict occurred, an insurance company participating in the Fund might be required to redeem the investment of one or more of its separate accounts from the Fund, which might force the Fund to sell securities at disadvantageous prices.

The Fund reserves the right to discontinue offering shares at any time, or to cease investment operations entirely. In such an event, any investments allocated to the Fund will, subject to any necessary regulatory approvals, be invested in another portfolio of the Trust deemed appropriate by the Board of Trustees, or in another mutual fund.

Servicing Agents

The Trust has adopted a plan under which up to 0.25% of the Fund's average daily net assets may be expended for support services to investors, such as establishing and maintaining accounts and records, providing account information, arranging for bank wires, responding to routine inquiries, forwarding investor communications, assisting in the processing of purchase and redemption requests, and assisting investors in changing account designations and addresses. For expenses incurred and services provided, a financial institution (or its affiliate) providing these services ("Servicing Agent") may receive a fee from the Fund, computed daily and paid monthly, at an annual rate of up to 0.25% of the average daily net assets of the Fund allocable to variable insurance contracts owned by customers of the Servicing Agent. A Servicing Agent may periodically waive all or a portion of its servicing fees with respect to the Fund to increase the net income of the Fund available for distribution as dividends.

MANAGEMENT OF THE FUND

Investment Adviser and Sub-Adviser

AmSouth. AmSouth Investment Management Company, LLC ("AmSouth"), 1901 Sixth Avenue North, Birmingham, Alabama, 35203, is the investment adviser of the Fund. AmSouth is a separate, wholly-owned subsidiary of the AmSouth Bancorporation ("AmSouth Bank"), one of the largest banking institutions headquartered in the mid-south region. AmSouth Bank recently reorganized its investment advisory division as AmSouth, which replaced AmSouth Bank as the investment adviser to the Fund. Management and personnel that formerly provided services to the Fund now do so as the personnel of AmSouth. AmSouth Bank reported assets as of December 31, 2001 of $38.6 billion and operated approximately 600 banking offices and 1200 ATM locations in Alabama, Florida, Tennessee, Mississippi, Louisiana and Georgia. AmSouth Bank has provided investment management services through its Trust Investment Department since 1915. As of December 31, 2001, AmSouth Bank and its affiliates had over $26.2 billion in assets under discretionary management.

Subject to the general supervision of the Board of Trustees and in accordance with the investment objective and restrictions of the Fund, AmSouth is authorized to manage the Fund, make decisions with respect to and place orders for all purchases and sales of its investment securities, and maintain its records relating to such purchases and sales.

Under an investment advisory agreement between the Trust and AmSouth, the fee payable to AmSouth by the Trust for investment advisory services is the lesser of (a) a fee computed daily and paid monthly at the annual rate of 0.60% of the Fund's daily net assets or (b) such fee as may from time to time be agreed upon in writing by the Trust and AmSouth. For services provided and expenses assumed during the fiscal year ended December 31, 2001, AmSouth received an investment advisory fee equal to 0.60% of the Fund's average daily net assets, out of which it paid a sub-advisory fee to Rockhaven equal to 0.36% of the Fund's average daily net assets.

Rockhaven. Rockhaven serves as investment sub-adviser of the Fund in accordance with a sub-advisory agreement with AmSouth. Rockhaven makes the day-to-day investment decisions for the Fund and continuously reviews, supervises and administers the Fund's investment program, subject to the general supervision of the Board of Trustees and AmSouth in accordance with the Fund's investment objective, policies and restrictions. For its services and expenses assumed under the sub-advisory agreement, Rockhaven is entitled to a fee payable by AmSouth, as described above.

8

Rockhaven is 50% owned by AmSouth Bank and 50% owned by Mr. Christopher H. Wiles. Rockhaven was organized in 1997 to perform advisory services for investment companies and has its principal offices at 100 First Avenue, Suite 1050, Pittsburgh, Pennsylvania 15222.

Mr. Wiles is the portfolio manager for the Fund and, as such, has the primary responsibility for the day-to-day portfolio management of the Fund. Mr. Wiles is the President and Chief Investment Officer of Rockhaven. From May, 1991 to January, 1997, he was portfolio manager of the Federated Equity Income Fund.

Administrator and Distributor

BISYS Fund Services Ohio, Inc. is the administrator for the Fund, and BISYS Fund Services acts as the Fund's principal underwriter and distributor. The address of each is 3435 Stelzer Road, Columbus, Ohio 43219-3035.

See the Statement of Additional Information for further information about the Fund's service providers.

TAXATION

The Fund intends to qualify and to elect to be taxed as a "regulated investment company" under the provisions of Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). If the Fund qualifies as a "regulated investment company" and complies with the appropriate provisions of the Code, the Fund will not be liable for federal income tax on income it distributes.

The Fund intends to diversify its investments in a manner intended to comply with tax requirements generally applicable to mutual funds. In addition, the Fund will diversify its investments so that on the last day of each quarter of a calendar year, no more than 55% of the value of its total assets is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. For this purpose, securities of a single issuer are treated as one investment and each U.S. Government agency or instrumentality is treated as a separate issuer. Any security issued, guaranteed, or insured (to the extent so guaranteed or insured) by the U.S. Government or an agency or instrumentality of the U.S. Government is treated as a security issued by the U.S. Government or its agency or instrumentality, whichever is applicable.

If the Fund fails to meet this diversification requirement, income with respect to variable insurance contracts invested in the Fund at any time during the calendar quarter in which the failure occurred could become currently taxable to the owners of the contracts. Similarly, income for prior periods with respect to such contracts also could be taxable, most likely in the year of the failure to achieve the required diversification. Other adverse tax consequences could also ensue.

Since the shareholders of the Fund will be separate accounts, no discussion is included here as to the federal income tax consequences at the shareholder level. For information concerning the federal income tax consequences to purchasers of the variable life insurance policies and variable annuity contracts, see the prospectus for the relevant variable insurance contract. See the Statement of Additional Information for more information on taxes.

SIMILAR FUND PERFORMANCE INFORMATION

The following table provides information concerning the historical total return performance of the Trust shares (formerly Premier Shares) class of the AmSouth Equity Income Fund (the "Similar Fund"), a series of the AmSouth Mutual Funds. The Similar Fund's investment objectives, policies and strategies are substantially similar to those of the Fund and is currently managed by the same portfolio manager. While the investment objectives, policies and risks of the Similar Fund and the Fund are similar, they are not identical, and the performance of the Similar Fund and the Fund will vary. The data is provided to illustrate the past performance of AmSouth and Rockhaven in managing a substantially similar investment portfolio and does not represent the past performance of the Fund or the future performance of the Fund or its portfolio manager. Consequently, potential investors should not consider this performance data as an indication of the future performance of the Fund or of its portfolio manager.

The performance data shown below reflects the operating expenses of the Similar Fund, which are lower than the expenses of the Fund. Performance would have been lower for the Similar Fund if the Fund's expenses were used. In addition, the Similar Fund, unlike the Fund, is not sold to insurance company separate accounts to fund variable insurance contracts. As a result, the performance results presented below do not take into account charges or deductions against a separate account or variable insurance contract for cost of insurance charges, premium loads, administrative fees, maintenance fees, premium taxes, mortality and expense risk charges, or other charges that may be incurred under a variable insurance contract for which the Fund serves as an underlying investment vehicle. By contrast, investors with contract value allocated to the Fund will be subject to charges and expenses relating to variable insurance contracts and separate accounts.

The Similar Fund's performance data shown below is calculated in accordance with standards prescribed by the Securities and Exchange Commission for the calculation of average annual total return information. The investment results of the Similar Fund presented below are unaudited and are not intended to predict or suggest results that might be experienced by the Similar Fund or the Fund. Share prices and investment returns will fluctuate reflecting market conditions, as well as changes in company-specific fundamentals of portfolio securities. The performance data for the benchmark index identified below does not reflect the fees or expenses of the Similar Fund or the Fund.

Average Annual Total Return for the Similar Fund and for Its Benchmark Index for Periods Ended December 31, 2001

Similar Fund/Benchmark	1 Year	Since Inception (September 7, 1997)
AmSouth Equity Income Fund*	-11.18%	8.54%
S&P 500(R) Index**	-11.89%	7.22%

---

*   The Similar Fund performance information set forth above reflects fee waivers and/or expense reimbursements. Absent such waivers and/or expense reimbursements, Similar Fund performance would have been lower.

**   The Standard & Poor's 500 Composite Stock Price Index is an unmanaged index containing common stocks of 500 industrial, transportation, utility and financial companies, regarded as generally representative of the U.S. stock market. The Index reflects income and distributions, if any, but does not reflect fees, brokerage commissions, or other expenses of investing.

Prior Performance of Portfolio Manager

From August 1, 1991 to January 31, 1997, Christopher Wiles, the portfolio manager of the Fund, was the portfolio manager of the Federated Equity Income Fund, which had investment objectives, policies and strategies that were substantially similar to those of the Fund. The cumulative total return for the Class A Shares of the Federated Equity Income Fund from August 1, 1991 through January 31, 1997 was 139.82%, absent the imposition of a sales charge. The cumulative total return for the same period for the S&P 500(R) Index was 135.09%. The cumulative total return for the Class B Shares of the Federated Equity Income Fund from September 27, 1994 (date of initial public offering) through January 31, 1997 was 62.64%, absent the imposition of a contingent deferred sales charge. The cumulative total return for the same period for the S&P 500(R) Index was 79.69%. At January 31, 1997, the Federated Equity Income Fund had approximately $970 million in net assets.

The Federated Equity Income Fund, unlike the Fund, is not sold to insurance company separate accounts to fund variable insurance contracts. As a result, the performance results presented below do not take into account charges or deductions against a separate account or variable insurance contract for cost of insurance charges, premium loads, administrative fees, maintenance fees, premium taxes, mortality and expense risk charges, or other charges that may be incurred under a variable insurance contract for which the Fund serves as an underlying investment vehicle. By contrast, investors with contract value allocated to the Fund will be subject to charges and expenses relating to variable insurance contracts and separate accounts.

As portfolio manager of the Federated Equity Income Fund, Mr. Wiles had full discretionary authority over the selection of investments for that fund. Average annual total returns for the one-year, three-year, and five-year periods ended January 31, 1997 and for the entire period during which Mr. Wiles managed the Class A Shares of the Federated Equity Income Fund and for the one-year and since inception period for the Class B Shares of the Federated Equity Income Fund compared with the performance of the S&P 500(R) Index and the Lipper Equity Income Fund Index were:

Prior Performance of Class A Shares and Class B Shares of the Federated Equity Income Fund

	Federated Equity Income Fund+*	S&P 500(R) Index	Lipper Equity Income Fund Index #
CLASS A SHARES (absent imposition of sales charge)			
One Year	23.26%	26.34%	19.48%
Three Years	17.03%	20.72%	15.09%
Five Years	16.51%	17.02%	14.73%
August 1, 1991 through January 31, 1997	17.25%	16.78%	14.99%
CLASS A SHARES (assuming imposition of the Federated Equity Income Fund's maximum sales charge)			
One Year	16.48%		
Three Years	14.85%		
Five Years	15.20%		
August 1, 1991 through January 31, 1997	16.05%		
CLASS B SHARES (absent imposition of contingent deferred sales charge)			
One Year	22.26%	26.34%	19.48%
September 27, 1994 through January 31, 1997	23.15%	28.44%	20.65%
CLASS B SHARES (assuming imposition of the Federated Equity Income Fund's maximum contingent deferred sales charge)			
One Year	16.76%		
September 27, 1994 through January 31, 1997	22.79%		

+   Average annual total return reflects changes in share prices and reinvestment of dividends and distributions and is net of fund expenses.

*   During the period from August 1, 1991 through January 31, 1997, the operating expense ratio of the Class A Shares (the shares most similar to the shares of the Fund) of the Federated Equity Income Fund ranged from 0.95% to 1.05% of the

fund's average daily net assets. During the period from September 27, 1994 through January 31, 1997 the operating expense ratio for the Class B Shares of the Federated Equity Income Fund ranged from 1.80% to 1.87% of the fund's average daily net assets. The operating expenses of the Class A Shares and Class B Shares of the Federated Equity Income Fund were lower and higher, respectively, than the operating expenses of the Fund. If the operating expenses of the Fund are higher than the historical operating expenses of the Federated Equity Income Fund, this could negatively affect performance of a similar investment program.

\#   The Lipper Equity Income Fund Index is composed of managed funds that seek relatively high current income and growth of income through investing 60% of more of their portfolios in equities.

The Federated Equity Income Fund is a separate fund and its historical performance is not indicative of the potential performance of the Fund. Share prices and investment returns will fluctuate reflecting market conditions, as well as changes in company-specific fundamentals of portfolio securities.

GENERAL INFORMATION

Description of the Trust and Its Shares

Variable Insurance Funds was organized as a Massachusetts business trust in 1994 and currently consists of multiple portfolios. The Board of Trustees of the Trust may establish additional portfolios in the future. Under Massachusetts law, shareholders could be held personally liable for the obligations of the Trust under certain circumstances. However, the Trust's declaration of trust disclaims liability of its shareholders and provides for indemnification out of Trust property for all loss and expense of any shareholder held personally liable for the obligations of the Trust. Accordingly, the risk of a shareholder incurring financial loss on account of shareholder liability should be considered remote.

Miscellaneous

No person has been authorized to give any information or to make any representations not contained in this prospectus in connection with the offering made by this prospectus. If given or made, such information or representations must not be relied upon as having been authorized by the Fund or its distributor. This prospectus does not constitute an offering by the Fund or its distributor in any jurisdiction in which such offering may not be lawfully made.

FINANCIAL HIGHLIGHTS

The following table is included to assist investors in evaluating the financial performance of the Fund since its commencement of operations through December 31, 2001. Certain information reflects financial results of a single share. "Total Return" represents how much an investment in the Fund would have earned (or lost) during each period. This information has been audited by Ernst & Young LLP for the fiscal year ended December 31, 2001, and by other auditors for the prior fiscal years. This information, along with the Fund's financial statements, is included in the Fund's most recent annual report, which is available upon request.

			Years ended December 31,		Period Ended December 31,
For a share outstanding throughout the period:	2001	2000	1999	1998	1997(a)
Net Asset Value, Beginning of Period	$ 13.25	$ 13.89	$ 11.26	$ 10.23	$ 10.00
Operations:					
Net investment income	0.12	0.21	0.15	0.22	0.03
Net realized/unrealized gains (losses) from investments and option contracts	(1.57)	(0.48)	2.64	1.03	0.23
Total from operations	(1.45)	(0.27)	2.79	1.25	0.26
Dividends:					
From net investment income	(0.17)	(0.21)	(0.16)	(0.22)	(0.03)
From net realized gains from investment transactions	--	(0.16)	--	--	--
Total from dividends	(0.17)	(0.37)	(0.16)	(0.22)	(0.03)
Net Asset Value, End of Period	$ 11.63	$ 13.25	$ 13.89	$ 11.26	$ 10.23
Total Return	(10.97%)	(2.13%)	25.00%	12.36%	2.27%(b)
Ratios/Supplemental Data:					
Net assets at end of period (000)	$ 77,450	$ 85,525	$ 35,554	$ 22,543	$ 2,387
Ratio of expenses to average net assets	1.19%	1.18%	1.22%	1.14%	1.22%(c)
Ratio of net investment income to average net assets	1.01%	1.49%	1.31%	2.13%	2.39%(c)
Ratio of expenses to average net assets*	(d)	1.19%	1.37%	1.53%	7.26%(c)
Portfolio turnover	202.92%	167.96%	110.31%	120.83%	4.00%

(a) For the period from October 23, 1997 (commencement of operations) through December 31, 1997.
(b) Not annualized.
(c) Annualized.
(d) There were no fee reductions/reimbursements during the period.
* During the period, certain fees were reduced/reimbursed. If such reductions/reimbursements had not occurred, the ratios would have been as indicated.

For more information about the Fund, the following documents are available free upon request:

Annual/Semi-Annual Reports:
The Fund's annual and semi-annual reports to shareholders contain additional information on the Fund's investments. In the annual report, an investor will find a discussion of the market conditions and investment strategies that significantly affected the Fund's performance during its last fiscal year.

Statement of Additional Information (SAI): The SAI provides more detailed information about the Fund, including its operations and investment policies. It is incorporated by reference and is legally considered a part of this prospectus.

An investor can get free copies of the reports and the SAI, or request other information and discuss any questions about the Fund, by contacting a broker or bank that sells an insurance contract that offers the Fund as an investment option. Or contact the Fund at:

Variable Insurance Funds
3435 Stelzer Road
Columbus, Ohio 43219-3035
Telephone: 1-800-451-8382

Investors can review and copy the SAI and other information about the Fund at the Public Reference Room of the Securities and Exchange Commission. Investors may call 1-202-942-8090 for more information about the Public Reference Room. Investors can get text-only copies of information about the Fund:

- For a fee, by writing the Public Reference Section of the Commission, Washington, D.C. 20549-0102 or by electronic request at publicinfo@sec.gov.

- Free from the Commission's Website at http://www.sec.gov.

Investment Company Act file no. 811-8644.

AmSouth Select Equity Fund

Variable Insurance Funds
3435 Stelzer Road
Columbus, Ohio 43219-3035
1-800-451-8382

The AmSouth Select Equity Fund seeks to provide long-term growth of capital by investing in equity securities, including, common stocks and securities convertible into common stocks, such as convertible bonds and convertible preferred stocks. The Fund's goals and investment program are described in detail inside. AmSouth Investment Management Company, LLC ("AmSouth") serves as the Fund's investment adviser, and OakBrook Investments, LLC ("OakBrook") serves as the investment sub-adviser of the Fund.

The Fund sells its shares to insurance company separate accounts, so that the Fund may serve as an investment option under variable life insurance policies and variable annuity contracts issued by insurance companies. The Fund also may sell its shares to certain other investors, such as qualified pension and retirement plans, insurance companies, AmSouth, and OakBrook.

This prospectus should be read in conjunction with the separate account's prospectus describing the variable insurance contract. Please read both prospectuses and retain them for future reference.

The Securities and Exchange Commission has not approved the Fund's shares or determined whether this prospectus is accurate or complete. Anyone who tells you otherwise is committing a crime.

The date of this prospectus is May 1, 2002.

TABLE OF CONTENTS

RISK/RETURN SUMMARY AND FUND EXPENSES

Investment Objective

The Fund seeks to provide long-term growth of capital.

Principal Investment Strategies

Under normal market conditions, the Fund will invest at least 80% of its assets in equity securities, consisting of common stocks and securities convertible into common stocks, such as convertible bonds and convertible preferred stocks, of companies with market capitalizations that are greater than $2 billion at the time of purchase. The portfolio manager does not currently intend to purchase convertible securities.

Principal Investment Risks

An investment in the Fund entails investment risk, including possible loss of the principal amount invested. The Fund is subject to market risk, which is the risk that the market value of a portfolio security may move up and down, sometimes rapidly and unpredictably. This risk may be greatest for the Fund's investments in common stocks, although the Fund's investment strategies seek out stocks that tend to be less volatile than many common stocks over the long term. The Fund also is subject to interest rate risk, which is the risk that changes in interest rates will affect the value of the Fund's investments. In particular, the Fund's investments in fixed income securities generally will change in value inversely with changes in interest rates. Also, an investment by the Fund in fixed income securities generally will expose the Fund to credit risk, which is the risk that the issuer of a security will default or not be able to meet its financial obligations. Because the Fund may concentrate its investments in a relatively small number of issuers, it may be exposed to risks caused by events that affect particular companies to a greater extent than more broadly diversified mutual funds.

An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Fund Performance

The following chart and table show how the Fund has performed. The chart demonstrates how the Fund's performance varies from year to year, and the table compares the Fund's performance to that of the Standard & Poor's 500 Composite Stock Price Index ("S&P 500(R) Index"), a widely recognized, unmanaged index of common stocks. The information does not reflect charges and fees associated with a separate account that invests in the Fund or any insurance contract for which the Fund is an investment option. These charges and fees will reduce returns. Investors should be aware that past performance does not indicate how the Fund will perform in the future.

Calendar Year Total Returns*

Bar Chart	11.96%	8.26%
	2000	2001

Best Quarter:	17.63%	12/31/00
Worst Quarter:	-8.21%	03/3/00

Average Annual Total Return* (for the periods ended December 31, 2001)

	Past Year	Since Inception (May 3, 1999)
Fund	8.26%	1.34%
S&P 500(R) Index*	-11.89%	-4.32%

_____
*   Assumes reinvestment of dividends and distributions.

Fund Expenses

The following expense table indicates the expenses that an investor will incur as a shareholder of the Fund during the current fiscal year. These expenses are reflected in the share price of the Fund. The table does not reflect separate account or insurance contract fees and charges.

Annual Fund Operating Expenses
(expenses that are deducted from Fund assets)

Management Fees*..	0.80%
Other Expenses*..	0.83%
Total Annual Fund Operating Expenses*...	1.63%

*   AmSouth currently limits its management fees to 0.72%, and other expenses currently are being limited to 0.53%. Total expenses after fee waivers and expense reimbursements are 1.25%. Investors will be notified of any material revision or cancellation of a fee waiver or expense reimbursement, which may be terminated at any time at the option of the Fund.

Expense Example

Use the following table to compare fees and expenses of the Fund to other investment companies. It illustrates the amount of fees and expenses an investor would pay, assuming (1) a $10,000 investment, (2) 5% annual return, (3) redemption at the end of each time period, and (4) no changes in the Fund's total operating expenses. It does not reflect separate account or insurance contract fees and charges. An investor's actual costs may be different.

1 Year	3 Years	5 Years	10 Years
$166	$514	$887	$1,933

3

INVESTMENT OBJECTIVE, STRATEGIES AND RISKS

Investors should be aware that the investments made by the Fund at any given time are not expected to be the same as those made by other mutual funds for which AmSouth or OakBrook acts as investment adviser, including mutual funds with names, investment objectives and policies similar to the Fund. Investors should carefully consider their investment goals and willingness to tolerate investment risk before allocating their investment to the Fund.

The Fund seeks to provide long-term growth of capital. Under normal market conditions, the Fund will invest at least 80% of its assets in companies that possess a dominant market share and have a barrier, such as a patent or well-known brand name, that shields its market share and profits from competitors. These companies typically have long records of stable earnings growth. OakBrook continuously monitors this universe of companies looking for opportunities to purchase such stocks at reasonable prices.

In managing the investment portfolio for the Fund, OakBrook may focus on a relatively limited number of stocks (generally 25 or less). OakBrook believes that this investment strategy has the potential for higher total returns than an investment strategy calling for investment in a larger number of securities.

In addition to its principal strategies discussed above, the Fund may invest in securities issued by companies with market capitalizations below $2 billion, or invest in futures and options contracts for purposes of hedging the Fund's portfolio or maintaining its exposure to the equity markets. The Fund has the flexibility to make portfolio investments and engage in other investment techniques that are different than the strategies mentioned here. More information on the Fund's investment strategies may be found in the Statement of Additional Information (see back cover).

The Fund's investment strategies may subject it to a number of risks, including the following.

Market Risk

Although common stocks historically have outperformed other asset classes over the long term, their prices tend to fluctuate more dramatically over the shorter term. These movements may result from factors affecting individual companies, or from broader influences like changes in interest rates, market conditions, investor confidence or announcements of economic, political or financial information. While potentially offering greater opportunities for capital growth than larger, more established companies, the common stocks of smaller companies may be particularly volatile, especially during periods of economic uncertainty. These companies may face less certain growth prospects, or depend heavily on a limited line of products and services or the efforts of a small number of key management personnel.

The Fund may invest in securities issued by foreign companies. The securities of foreign companies may pose risks in addition to, or to a greater degree than, the risks described above. Foreign companies may be subject to disclosure, accounting, auditing and financial reporting standards and practices that are different from those to which U.S. issuers are subject. Accordingly, the Fund may not have access to adequate or reliable company information. In addition, political, economic and social developments in foreign countries and fluctuations in currency exchange rates may affect the operations of foreign companies or the value of their securities.

Interest Rate Risk

The Fund may invest in debt securities and other types of fixed income securities, such as convertible preferred stock and convertible bonds. Generally, the value of these securities will change inversely with changes in interest rates. In addition, changes in interest rates may affect the operations of the issuers of stocks in which the Fund invests. Rising interest rates, which may be expected to lower the value of fixed income instruments and negatively impact the operations of many issuers, generally exist during periods of inflation or strong economic growth.

Credit Risk

The Fund's investments, and particularly investments in convertible securities and debt securities, may be affected by the creditworthiness of issuers in which the Fund invests. Changes in the financial strength, or perceived financial strength, of a company may affect the value of its securities and, therefore, impact the value of the Fund's shares. The Fund also may be subject to credit risks posed by counterparties to futures and option contracts.

The Fund may invest in lower rated convertible securities and debt obligations. To a greater extent than more highly rated securities, lower rated securities tend to reflect short-term corporate, economic and market developments, as well as investor perceptions of the issuer's credit quality. Lower rated securities may be especially susceptible to real or perceived adverse economic and competitive industry conditions. In addition, lower rated securities may be less liquid than higher quality investments. Reduced liquidity may prevent the Fund from selling a security at the time and price that would be most beneficial to the Fund.

Diversification

The Fund is a non-diversified fund, which means it may concentrate its investments in the securities of a limited number of issuers. However, the Fund will be subject to certain diversification requirements imposed by the Internal Revenue Code. The use of a focused investment strategy may increase the volatility of the Fund's investment performance, as the Fund may be more susceptible to risks associated with a single economic, political or regulatory event than a diversified portfolio. If the securities in which the Fund invests perform poorly, the Fund could incur greater losses than it would have had it been invested in a greater number of securities.

Temporary Investments

OakBrook may temporarily invest up to 100% of the Fund's assets in high quality, short-term money market instruments if it believes adverse economic or market conditions, such as excessive volatility or sharp market declines, justify taking a defensive investment posture. If the Fund attempts to limit investment risk by temporarily taking a defensive investment position, it may be unable to pursue its investment objective during that time, and it may miss out on some or all of an upswing in the securities markets.

Please see the Statement of Additional Information for more detailed information about the Fund, its investment strategies, and its risks.

VALUATION OF SHARES

The Fund prices its shares on the basis of the net asset value of the Fund, which is determined as of the close of the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern Time) on each Business Day. A Business Day is a day on which the NYSE is open for trading. If portfolio investments of the Fund are traded in markets on days that are not business days of the Fund, the Fund's net asset value may fluctuate on days when investors cannot purchase or redeem shares.

Net asset value per share for purposes of pricing sales and redemptions is calculated by dividing the value of all securities and other assets belonging to the Fund, less the liabilities charged to the Fund and any liabilities allocable to the Fund, by the number of the Fund's outstanding shares. The net asset value per share of the Fund will fluctuate as the value of the investment portfolio of the Fund changes.

The securities in the Fund will be valued at market value. If market quotations are not readily available, the securities will be valued by a method which the Board of Trustees of Variable Insurance Funds (the "Trust") believes accurately reflects fair value. For further information about valuation of investments, see the Statement of Additional Information.

PURCHASING AND REDEEMING SHARES

Shares of the Fund are available for purchase by insurance company separate accounts to serve as an investment medium for variable insurance contracts, and by qualified pension and retirement plans, certain insurance companies, AmSouth and OakBrook. The Fund reserves the right to reject or refuse, in its discretion, any order for the purchase of the Fund's shares, in whole or in part.

Shares of the Fund are purchased or redeemed at the net asset value per share next determined after receipt and acceptance by the Fund's distributor (or other agent) of a purchase order or receipt of a redemption request. Transactions in shares of the Fund will be effected only on a Business Day of the Fund.

Payment for shares redeemed normally will be made within seven days. The Fund intends to pay cash for all shares redeemed, but under abnormal conditions which make payment in cash unwise, payment may be made wholly or partly in portfolio securities at their then market value equal to the redemption price. A shareholder may incur brokerage costs in converting such securities to cash. Payment for shares may be delayed under extraordinary circumstances or as permitted by the Securities and Exchange Commission in order to protect remaining investors.

Investors do not deal directly with the Fund to purchase or redeem shares. Please refer to the prospectus for the separate account for information on the allocation of premiums and on transfers of accumulated value among sub-accounts of the separate account that invests in the Fund.

The Fund currently does not foresee any disadvantages to investors if the Fund served as an investment medium for both variable annuity contracts and variable life insurance policies. However, it is theoretically possible that the interest of owners of annuity contracts and insurance policies for which the Fund served as an investment medium might at some time be in conflict due to differences in tax treatment or other considerations. The Board of Trustees and each participating insurance company would be required to monitor events to identify any material conflicts between variable annuity contract owners and variable life insurance policy owners, and would have to determine what action, if any, should be taken in the event of such a conflict. If such a conflict occurred, an insurance company participating in the Fund might be required to redeem the investment of one or more of its separate accounts from the Fund, which might force the Fund to sell securities at disadvantageous prices.

The Fund reserves the right to discontinue offering shares at any time, or to cease investment operations entirely. In such an event, any investments allocated to the Fund will, subject to any necessary regulatory approvals, be invested in another portfolio of the Trust deemed appropriate by the Board of Trustees, or in another mutual fund.

Servicing Agents

The Trust has adopted a plan under which up to 0.25% of the Fund's average daily net assets may be expended for support services to investors, such as establishing and maintaining accounts and records, providing account information, arranging for bank wires, responding to routine inquiries, forwarding investor communications, assisting in the processing of purchase and redemption requests, and assisting investors in changing account designations and addresses. For expenses incurred and services provided, a financial institution (or its affiliate) providing these services ("Servicing Agent") may receive a fee from the Fund, computed daily and paid monthly, at an annual rate of up to 0.25% of the average daily net assets of the Fund allocable to variable insurance contracts owned by customers of the Servicing Agent. A Servicing Agent may periodically waive all or a portion of its servicing fees with respect to the Fund to increase the net income of the Fund available for distribution as dividends.

MANAGEMENT OF THE FUND

Investment Adviser and Sub-Adviser

AmSouth. AmSouth Investment Management Company, LLC ("AmSouth"), 1901 Sixth Avenue North, Birmingham, Alabama 35203, is the investment adviser of the Fund. AmSouth is a separate, wholly-owned subsidiary of AmSouth Bancorporation ("AmSouth Bank"), one of the largest banking institutions headquartered in the mid-south region. AmSouth Bank recently reorganized its investment advisory division as AmSouth, which replaced AmSouth Bank as the investment adviser to the Fund. Management and personnel that formerly provided services to the

Fund now do so as the personnel of AmSouth. AmSouth Bank reported assets as of December 31, 2001 of $38.6 billion and operated approximately 600 banking offices and 1200 ATM locations in Alabama, Florida, Tennessee, Mississippi, Louisiana and Georgia. AmSouth Bank has provided investment management services through its Trust Investment Department since 1915. As of December 31, 2001, AmSouth Bank and its affiliates had over $26.2 billion in assets under discretionary management.

Subject to the general supervision of the Board of Trustees and in accordance with the investment objective and restrictions of the Fund, AmSouth is authorized to manage the Fund, make decisions with respect to and place orders for all purchases and sales of its investment securities, and maintain its records relating to such purchases and sales.

Under an investment advisory agreement between the Trust and AmSouth, the fee payable to AmSouth by the Trust for investment advisory services is the lesser of (a) a fee computed daily and paid monthly at the annual rate of 0.80% of the Fund's daily net assets or (b) such fee as may from time to time be agreed upon in writing by the Trust and AmSouth. For services provided and expenses assumed during the fiscal year ended December 31, 2001, AmSouth received an investment advisory fee equal to 0.72% of the Fund's average daily net assets, out of which it paid a sub-advisory fee to OakBrook equal to 0.504% of the Fund's average daily net assets.

OakBrook. OakBrook serves as investment sub-adviser of the Fund in accordance with a sub-advisory agreement with AmSouth. OakBrook makes the day-to-day investment decisions for the Fund and continuously reviews, supervises and administers the Fund's investment program, subject to the general supervision of the Board of Trustees and AmSouth in accordance with the Fund's investment objective, policies and restrictions. For its services and expenses incurred under the sub-advisory agreement, OakBrook is entitled to a fee payable by AmSouth.

OakBrook is 50% owned by AmSouth Bank and 50% owned by Neil Wright, Janna Sampson and Peter Jankovskis. OakBrook was organized in February, 1998 to perform advisory services for investment companies and other institutional clients and has its principal offices at 701 Warrenville Road, Suite 335, Lisle, Illinois 60532.

The Fund is managed by a team from OakBrook. Dr. Neil Wright, Ms. Janna Sampson and Dr. Peter Jankovskis are the portfolio managers for the Fund and have the primary responsibility for the day-to-day portfolio management of the Fund. Dr. Wright is OakBrook's President and the Chief Investment Officer. He holds a doctorate in economics. From 1993 to 1997, Dr. Wright was the Chief Investment Officer of ANB Investment Management & Trust Co. ("ANB"). He managed ANB's Large Cap Growth Fund and other equity funds starting in 1981. Ms. Sampson is OakBrook's Director of Portfolio Management. She holds a master of arts degree in economics. From 1993 to 1997, Ms. Sampson was Senior Portfolio Manager for ANB. She has worked in the investment field since 1981 and was a portfolio manager at ANB from 1987 to 1997. Dr. Jankovskis is OakBrook's Director of Research. He holds a doctorate in economics. He has conducted economic research since 1988. From August, 1992 to July, 1996, Dr. Jankovskis was an Investment Strategist for ANB, and from July, 1996 to December, 1997, he was the Manager of Research for ANB.

Administrator and Distributor

BISYS Fund Services Ohio, Inc. is the administrator for the Fund, and BISYS Fund Services acts as the Fund's principal underwriter and distributor. The address of each is 3435 Stelzer Road, Columbus, Ohio 43219-3035.

See the Statement of Additional Information for further information about the Fund's service providers.

TAXATION

The Fund intends to qualify and to elect to be taxed as a "regulated investment company" under the provisions of Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). If the Fund qualifies as a "regulated investment company" and complies with the appropriate provisions of the Code, the Fund will not be liable for federal income tax on income it distributes.

The Fund intends to diversify its investments in a manner intended to comply with tax requirements generally applicable to mutual funds. In addition, the Fund will diversify its investments so that on the last day of each quarter of a calendar year, no more than 55% of the value of its total assets is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. For this purpose, securities of a single issuer are treated as one investment and each U.S. Government agency or instrumentality is treated as a separate issuer. Any security issued, guaranteed, or insured (to the extent so guaranteed or insured) by the U.S. Government or an agency or instrumentality of the U.S. Government is treated as a security issued by the U.S. Government or its agency or instrumentality, whichever is applicable.

If the Fund fails to meet this diversification requirement, income with respect to variable insurance contracts invested in the Fund at any time during the calendar quarter in which the failure occurred could become currently taxable to the owners of the contracts. Similarly, income for prior periods with respect to such contracts also could be taxable, most likely in the year of the failure to achieve the required diversification. Other adverse tax consequences could also ensue.

Since the shareholders of the Fund will be separate accounts, no discussion is included here as to the federal income tax consequences at the shareholder level. For information concerning the federal income tax consequences to purchasers of the variable life insurance policies and variable annuity contracts, see the prospectus for the relevant variable insurance contract. See the Statement of Additional Information for more information on taxes.

GENERAL INFORMATION

Description of the Trust and Its Shares

Variable Insurance Funds was organized as a Massachusetts business trust in 1994 and currently consists of multiple portfolios. The Board of Trustees of the Trust may establish additional portfolios in the future. Under Massachusetts law, shareholders could be held personally liable for the obligations of the Trust under certain circumstances. However, the Trust's declaration of trust disclaims liability of its shareholders and provides for indemnification out of Trust property for all loss and expense of any shareholder held personally liable for the obligations of the Trust. Accordingly, the risk of a shareholder incurring financial loss on account of shareholder liability should be considered remote.

Miscellaneous

No person has been authorized to give any information or to make any representations not contained in this prospectus in connection with the offering made by this prospectus. If given or made, such information or representations must not be relied upon as having been authorized by the Fund or its distributor. This prospectus does not constitute an offering by the Fund or its distributor in any jurisdiction in which such offering may not be lawfully made.

FINANCIAL HIGHLIGHTS

The following table is included to assist investors in evaluating the financial performance of the Fund since its commencement of operations through December 31, 2001. Certain information reflects financial results of a single share. "Total Return" represents how much an investment in the Fund would have earned (or lost) during the period. This information has been audited by Ernst & Young LLP for the fiscal year ended December 31, 2001, and by other auditors for the prior fiscal years. This information, along with the Fund's financial statements, is included in the Fund's most recent annual report, which is available upon request.

For a share outstanding throughout the period:	Years Ended December 31,		Period Ended December 31,
	2001	2000	1999(a)
Net Asset Value, Beginning of Period	$ 9.42	$ 8.51	$ 10.00
Operations:			
Net investment income	0.04	0.08	0.04
Net realized/unrealized gains (losses) from investments and futures	0.73	0.92	(1.49)
Total from operations	0.77	1.00	(1.45)
Dividends:			
From net investment income	(0.04)	(0.07)	(0.04)
From net realized gains from investment transactions	--	(0.01)	--
From tax return of capital	--	(0.01)	--
Total from dividends	(0.04)	(0.09)	(0.04)
Net Asset Value, End of Period	$ 10.15	$ 9.42	$ 8.51
Total Return	8.26%	11.96%	(14.51%)(b)
Ratios/Supplemental Data:			
Net assets at end of period (000)	$ 19,267	$ 4,873	$ 2,881
Ratio of expenses to average net assets	1.25%	1.24%	1.23%(c)
Ratio of net investment income to average net assets	0.52%	0.94%	0.69%(c)
Ratio of expenses to average net assets*	1.63%	3.07%	3.50%(c)
Portfolio turnover	16.43%	43.80%	18.21%

(a) For the period from May 3, 1999 (commencement of operations) through December 31, 1999.
(b) Not annualized.
(c) Annualized.
* During the period, certain fees were reduced/reimbursed. If such reductions/reimbursements had not occurred, the ratios would have been as indicated.

For more information about the Fund, the following documents are available free upon request:

Annual/Semi-Annual Reports:
The Fund's annual and semi-annual reports to shareholders contain additional information on the Fund's investments. In the annual report, an investor will find a discussion of the market conditions and investment strategies that significantly affected the Fund's performance during its last fiscal year.

Statement of Additional Information (SAI): The SAI provides more detailed information about the Fund, including its operations and investment policies. It is incorporated by reference and is legally considered a part of this prospectus.

An investor can get free copies the of reports and the SAI, or request other information and discuss any questions about the Fund, by contacting a broker or bank that sells an insurance contract that offers the Fund as an investment option. Or contact the Fund at:

Variable Insurance Funds
3435 Stelzer Road
Columbus, Ohio 43219-3035
Telephone: 1-800-451-8382

Investors can review and copy the SAI and other information about the Fund at the Public Reference Room of the Securities and Exchange Commission. Investors may call 1-202-942-8090 for more information about the Public Reference Room. Investors can get text-only copies of information about the Fund:

- For a fee, by writing the Public Reference Section of the Commission, Washington, D.C. 20549-0102 or by electronic request at publicinfo@sec.gov.

- Free from the Commission's Website at http://www.sec.gov.

Investment Company file no. 811-8644.

Fifth Third Quality Growth VIP Fund
Fifth Third Balanced VIP Fund
Fifth Third Mid Cap VIP Fund
Fifth Third Disciplined Value VIP Fund

Variable Insurance Funds
3435 Stelzer Road
Columbus, Ohio 43219-3035
1-800-451-8382

This prospectus describes four mutual funds offered by Variable Insurance Funds (the "Trust"):

- Fifth Third Quality Growth VIP Fund, which seeks long-term capital appreciation by investing primarily in equity securities of U.S. companies.

- Fifth Third Balanced VIP Fund, which seeks capital appreciation and current income by investing in equities, bonds and money market instruments.

- Fifth Third Mid Cap VIP Fund, which seeks long-term capital appreciation by investing primarily in equity securities of mid-cap companies.

- Fifth Third Disciplined Value VIP Fund, which seeks long-term capital appreciation by investing primarily in equity securities of mid- and large-cap companies.

The Funds' goals and investment programs are described in more detail inside. Fifth Third Asset Management Inc. ("Fifth Third"), a subsidiary of Fifth Third Bank, serves as each Fund's investment advisor.

The Funds sell their shares to insurance company separate accounts, so that the Funds may serve as an investment option under variable life insurance policies and variable annuity contracts issued by insurance companies. The Funds also may sell their shares to certain other investors, such as qualified pension and retirement plans, insurance companies, and Fifth Third.

This prospectus should be read in conjunction with the separate account's prospectus describing the variable insurance contract. Please read both prospectuses and retain them for future reference.

The Securities and Exchange Commission has not approved the Funds' shares or determined whether this prospectus is accurate or complete. Anyone who tells you otherwise is committing a crime.

The date of this prospectus is May 1, 2002.

TABLE OF CONTENTS

RISK/RETURN SUMMARIES AND FUND EXPENSES

Quality Growth Fund

Investment Objective

The Fund seeks long-term capital appreciation.

Principal Investment Strategies

Under normal market conditions, the Fund will invest primarily in equity securities of U.S. companies each having at least $1 billion in market capitalization at the time of purchase. The Fund generally intends to invest its assets in equity securities that Fifth Third believes have above-average potential for growth in revenues, earnings or assets. To determine whether a company has a strong potential for growth, Fifth Third generally looks for a strong record of earnings growth and examines the company's current ratio of debt to capital and the quality of its management. While the Fund generally anticipates investing in common stocks, a portion of the Fund's assets may be invested in preferred stocks or bonds convertible into common stock. The Fund also may invest a portion of its assets in foreign securities or American Depositary Receipts ("ADRs").

Principal Investment Risks

An investment in the Fund entails investment risk, including possible loss of the principal amount invested. The Fund is subject to market risk, which is the risk that the market value of a portfolio security may move up and down, sometimes rapidly and unpredictably. This risk may be greatest for the Fund's investments in equity securities, and growth stocks may be particularly volatile in the event of earnings disappointments or other financial difficulties. The Fund is subject to risks posed by foreign investments, including the risk that fluctuations in foreign exchange rates could affect the value of the Fund's investments. The Fund also is subject to interest rate risk, which is the risk that changes in interest rates will affect the value of the Fund's investments. In particular, the Fund's investments in fixed income securities, such as convertible bonds and preferred stocks, generally will change in value inversely with changes in interest rates. Also, the Fund's investments, and particularly its investments in fixed income securities, may expose it to credit risk, which is the risk that the issuer of a security will default or not be able to meet its financial obligations.

An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Fund Performance

Because the Fund recently began operations, it does not have a calendar year of performance information to compare against other mutual funds or a broad measure of securities market performance, such as an index.

Fund Expenses

The following expense table indicates the estimated expenses that an investor will incur as a shareholder of the Fund during the current fiscal year. These expenses are reflected in the share price of the Fund.

Annual Fund Operating Expenses
(expenses that are deducted from Fund assets)

Management Fees	0.70%
Other Expenses*	16.57%
Total Annual Fund Operating Expenses	17.27%

* Other expenses currently are being limited to 0.40%. Total expenses after fee waivers are 1.10%. Any fee waiver or expense reimbursement is voluntary and may be terminated at any time.

Expense Example

Use the following table to compare fees and expenses of the Fund to other investment companies. It illustrates the amount of fees and expenses an investor would pay, assuming (1) a $10,000 investment, (2) 5% annual return, (3) redemption at the end of each time period, and (4) no changes in the Fund's total operating expenses. It does not reflect separate account or insurance contract fees and charges. An investor's actual costs may be different.

1 Year	3 Years	5 Years	10 Years
$1,561	$4,162	$6,196	$9,547

Balanced Fund

Investment Objectives

The Fund seeks capital appreciation and current income.

Principal Investment Strategies

Under normal market conditions, the Fund uses an asset allocation strategy, investing in three primary categories of securities: equities, bonds and money market instruments. Under normal market conditions, the Fund intends to invest between 50% and 75% of total assets in equities, consisting of common stocks, convertible preferred stocks and convertible corporate bonds; 25% to 40% of total assets in bonds, consisting of U.S. Treasury bills, notes and bonds, debt securities of U.S. Government agencies and instrumentalities, and corporate debt securities; and 0% to 25% in money market instruments. By analyzing financial trends and market conditions, Fifth Third may adjust its allocations from time to time.

Principal Investment Risks

An investment in the Fund entails investment risk, including possible loss of the principal amount invested. The Fund is subject to market risk, which is the risk that the market value of a portfolio security may move up and down, sometimes rapidly and unpredictably. This risk may be greatest for the Fund's investments in common stocks and other equity securities. The Fund is subject to interest rate risk, which is the risk that changes in interest rates will affect the value of the Fund's investments. In particular, the Fund's investments in fixed income securities, such as convertible bonds, preferred stocks, and debt securities, generally will change in value inversely with changes in interest rates. The Fund's investments, and particularly its investments in fixed income securities, also may expose it to credit risk, which is the risk that the issuer of a security will default or not be able to meet its financial obligations. Further, the Fund is subject to asset allocation risk, which is the risk that the Fund will not correctly anticipate the relative performance of the different asset classes in which it may invest.

An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Fund Performance

Because the Fund has no investment track record, it has no performance information to compare against other mutual funds or a broad measure of securities market performance, such as an index. However, Fifth Third's track record in managing a similar mutual fund is discussed under "Similar Fund Performance Information."

Fund Expenses

The following expense table indicates the estimated expenses that an investor will incur as a shareholder of the Fund during the current fiscal year. These expenses are reflected in the share price of the Fund. The table does not reflect separate account or insurance contract fees and charges.

Annual Fund Operating Expenses
(expenses that are deducted from Fund assets)

Management Fees	0.80%
Other Expenses*	13.50%
Total Annual Fund Operating Expenses*	14.30%

---

*   Other expenses currently are being limited to 0.30%. Total expenses after fee waivers and expense reimbursements are 1.10%. Any fee waiver or expense reimbursement is voluntary and may be terminated at any time.

Expense Example

Use the following table to compare fees and expenses of the Fund to other investment companies. It illustrates the amount of fees and expenses an investor would pay, assuming (1) a $10,000 investment, (2) 5% annual return, (3) redemption at the end of each time period, and (4) no changes in the Fund's total operating expenses. It does not reflect separate account or insurance contract fees and charges. An investor's actual costs may be different.

1 Year	3 Years
$1,364	$3,722

Mid Cap Fund

Investment Objectives

The Fund seeks long-term capital appreciation.

Principal Investment Strategies

Under normal market conditions, the Fund will invest at least 80% of its assets in equity securities issued by mid-cap companies. Mid-cap companies are companies with market capitalizations no larger than 110%, and no smaller than 90%, of the market capitalizations of the companies represented in the Russell Midcap(R) Index (generally, between $500 million and $10 billion). The Fund intends to invest primarily in equity securities of companies that Fifth Third believes have the potential for long-term revenue and earnings growth, solid balance sheets and the potential to pay dividends. While the Fund generally anticipates investing in common stocks, a portion of the Fund's assets may be invested in preferred stocks or securities convertible into common stock. The Fund may earn current income mainly from stock dividends and from interest income paid on portfolio investments such as convertible securities.

Principal Investment Risks

An investment in the Fund entails investment risk, including possible loss of the principal amount invested. The Fund is subject to market risk, which is the risk that the market value of a portfolio security may move up and down, sometimes rapidly and unpredictably. This risk may be greatest for the Fund's investments in common stock. Growth stocks may be particularly volatile in the event of earnings disappointments or other financial difficulties. Further, investments in mid-cap companies typically involve greater risk than is customarily associated with larger, more established companies due to the greater business risks of smaller size, limited markets, and lesser financial resources.

The Fund also is subject to interest rate risk, which is the risk that changes in interest rates will affect the value of the Fund's investments. In particular, the Fund's investments in fixed income securities, such as convertible bonds and preferred stocks, generally will change in value inversely with changes in interest rates. Also, the Fund's investments, and particularly its investments in fixed income securities, may expose it to credit risk, which is the risk that the issuer of a security will default or not be able to meet its financial obligations.

An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Fund Performance

Because the Fund has no investment track record, it has no performance information to compare against other mutual funds or a broad measure of securities market performance, such as an index. However, Fifth Third's track record in managing a similar mutual fund is discussed under "Similar Fund Performance Information."

Fund Expenses

The following expense table indicates the estimated expenses that an investor will incur as a shareholder of the Fund during the current fiscal year. These expenses are reflected in the share price of the Fund. The table does not reflect separate account or insurance contract fees and charges.

Annual Fund Operating Expenses
(expenses that are deducted from Fund assets)

Management Fees	0.80%
Other Expenses*	13.50%
Total Annual Fund Operating Expenses*	14.30%

---

* Other expenses currently are being limited to 0.30%. Total expenses after fee waivers and expense reimbursements are 1.10%. Any fee waiver or expense reimbursement is voluntary and may be terminated at any time.

Expense Example

Use the following table to compare fees and expenses of the Fund to other investment companies. It illustrates the amount of fees and expenses an investor would pay, assuming (1) a $10,000 investment, (2) 5% annual return, (3) redemption at the end of each time period, and (4) no changes in the Fund's total operating expenses. It does not reflect separate account or insurance contract fees and charges. An investor's actual costs may be different.

1 Year	3 Years
$1,364	$3,722

Disciplined Value Fund

Investment Objective

The Fund seeks long-term capital appreciation.

Principal Investment Strategies

Under normal market conditions, the Fund will invest primarily in equity securities of mid- and large-cap companies that Fifth Third believes have the potential to provide capital appreciation. Fifth Third attempts to identify undervalued securities through traditional measures of value, including low ratios of share price to book value, net asset value, earnings and cash flow. The Fund expects to earn income from stock dividends and from interest on convertible securities.

Principal Investment Risks

An investment in the Fund entails investment risk, including possible loss of the principal amount invested. The Fund is subject to market risk, which is the risk that the market value of a portfolio security may move up and down, sometimes rapidly and unpredictably. This risk may be greatest for the Fund's investments in common stocks. Large-cap stocks and mid-cap stocks may fall out of favor with investors. Investments in mid-cap companies typically involve greater risk than is customarily associated with larger, more established companies due to the greater business risks of smaller size, limited markets, and lesser financial resources. The market could favor growth stocks to the exclusion of value stocks. In addition, value stocks may, in fact, not be undervalued, or their value may never be recognized by the market.

The Fund also is subject to interest rate risk, which is the risk that changes in interest rates will affect the value of the Fund's investments. In particular, the Fund's investments in fixed income securities, such as convertible bonds and preferred stocks, generally will change in value inversely with changes in interest rates. Also, the Fund's investments, and particularly its investments in fixed income securities, may expose it to credit risk, which is the risk that the issuer of a security will default or not be able to meet its financial obligations.

An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Fund Performance

Because the Fund has no investment track record, it has no performance information to compare against other mutual funds or a broad measure of securities market performance, such as an index.

Fund Expenses

The following expense table indicates the estimated expenses that an investor will incur as a shareholder of the Fund during the current fiscal year. These expenses are reflected in the share price of the Fund. The table does not reflect separate account or insurance contract fees and charges.

Annual Fund Operating Expenses
(expenses that are deducted from Fund assets)

Management Fees	0.80%
Other Expenses*	13.50%
Total Annual Fund Operating Expenses*	14.30%

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*   Other expenses currently are being limited to 0.30%. Total expenses after fee waivers and expense reimbursements are 1.10%. Any fee waiver or expense reimbursement is voluntary and may be terminated at any time.

Expense Example

Use the following table to compare fees and expenses of the Fund to other investment companies. It illustrates the amount of fees and expenses an investor would pay, assuming (1) a $10,000 investment, (2) 5% annual return, (3) redemption at the end of each time period, and (4) no changes in the Fund's total operating expenses. It does not reflect separate account or insurance contract fees and charges. An investor's actual costs may be different.

1 Year	3 Years
$1,364	$3,722

INVESTMENT OBJECTIVES AND STRATEGIES

Investors should be aware that the investments made by a Fund and the results achieved by a Fund at any given time are not expected to be the same as those made by other mutual funds for which Fifth Third acts as investment advisor, including mutual funds with names, investment objectives and policies similar to the Funds. Investors should carefully consider their investment goals and willingness to tolerate investment risk before allocating their investment to a Fund.

Each Fund has the flexibility to make portfolio investments and engage in other investment techniques that are different than its principal strategies mentioned here. More information on each Fund's investment strategies may be found in the Statement of Additional Information (see back cover).

Quality Growth Fund

The Fund's investment objective is long-term capital appreciation. The investment objective is not fundamental, and may be changed without shareholder approval. Under normal market conditions, the Fund will invest primarily in equity securities of U.S. companies having at least $1 billion in market capitalization.

Fifth Third uses a flexible investment approach under which the Fund will invest primarily in "growth" stocks. Growth stocks typically offer strong revenue and earnings potential and accompanying capital growth, with less dividend income than value stocks and dividend-paying stocks. In evaluating prospective investments, Fifth Third may consider broad economic, industry or market trends, company-specific factors such as the company's record of earnings growth, its current level of debt and the quality of its management, and historical valuation measurements such as price-earnings ratios, profit margins and liquidation values. Subject to its stated investment policy, the Fund may invest in companies of any size.

The Fund also utilizes convertible securities and preferred stocks, which typically offer higher yields and good potential for capital appreciation. The portion of the Fund's total assets invested in common stock, preferred stock, and convertible securities varies according to Fifth Third's assessment of market and economic conditions and outlook.

The Fund may invest in securities issued by foreign companies, as well as ADRs, which are U.S. dollar-denominated receipts (typically issued by a U.S. bank or trust company) evidencing ownership of underlying foreign securities. The Fund may enter into currency swaps (an exchange of rights to make or receive payments in specified currencies) or engage in forward foreign currency exchange contracts in an attempt to hedge its exposure to currency risks associated with its foreign investments, or to try to enhance its return.

Fifth Third also may use derivative instruments for risk management purposes or as part of the Fund's investment strategies. Derivative instruments are financial contracts whose value depends on, or is derived from, the value of an underlying asset, reference rate or index, and may relate to stocks, bonds, interest rates, currencies or currency exchange rates, commodities, or related indexes. The types of derivative instruments that Fifth Third may use include, but are not limited to, futures contracts (an agreement to buy or sell an asset in the future at an agreed-upon price), options (which represent a right or obligation to buy or sell an asset at a predetermined price in the future), and hybrid instruments (which combine the characteristics of securities, futures and options).

Balanced Fund

The Fund's investment objectives are capital appreciation and current income. The investment objectives are not fundamental, and may be changed without shareholder approval. Under normal market conditions, the Fund uses an asset allocation strategy, investing in three primary categories of securities: equities, bonds and money market securities.

The equity position of the Fund generally will be invested in high quality mid-or large-cap growth companies. In choosing investments, Fifth Third looks for companies with a strong record of earnings growth, a favorable ratio of debt to capital, and high-quality management. While greater emphasis generally will be placed on larger companies when Fifth Third believes that market conditions favor securities of mid-cap companies.

The bond position of the Fund's portfolio generally will be invested in high quality debt securities with maturities ranging from overnight to thirty years in length. The Fund will attempt to maintain the average weighted portfolio maturity of the bond portion of the Fund's portfolio from between 5 and 9 years. At the time of investment, corporate bonds and convertible securities in which the Fund will invest will be rated investment grade, that is, in the BBB major rating category or higher by Standard & Poor's Ratings Group or in the Baa rating category or higher by Moody's Investors Services, Inc., or their unrated equivalents. In selecting fixed income securities, Fifth Third considers, among other things, the remaining maturity, the stated interest rate and the price of the security, as well as the financial condition of the issuer and its prospects for long-term growth of earnings and revenues.

Mid Cap Fund

The Fund's investment objective is long-term capital appreciation. The investment objective is not fundamental, and may be changed without shareholder approval. Under normal market conditions, the Fund will invest at least 80% of its assets in equity securities issued by mid-cap companies. Mid-cap companies are companies with market capitalizations no larger than 110%, and no smaller than 90%, of the market capitalizations of the companies represented in the Russell Midcap(R) Index (generally, between $500 million and $10 billion).

In choosing stocks for the Fund, Fifth Third intends to invest in companies that have the potential for long-term revenue and earnings growth, solid balance sheets and the potential to pay dividends. Fifth Third selects its investments using traditional research techniques, which include projections of earnings and dividend growth and the expected volatility of the markets in which the companies do business.

The Fund also may invest in debt securities, securities issued by foreign companies and American Depositary Receipts, which are U.S. dollar-denominated receipts (typically issued by a U.S. bank or trust company) evidencing ownership of underlying foreign securities.

The Fund may earn dividend and interest income. The Fund may invest in convertible securities that pay interest, and may invest up to 20% of its assets in common stocks of large-cap companies, many of which pay dividends, fixed income securities, and small-cap companies. At the time of investment, debt securities and convertible securities will be rated investment grade, that is, in the BBB major rating category or higher by Standard & Poor's Ratings Services or in the Baa rating category or higher by Moody's Investors Service, Inc., or their unrated equivalents.

About the Russell Midcap(R) Index. The Russell Midcap(R) Index measures the performance of the 800 smallest companies in the Russell 1000(R) Index, which represent approximately 25% of the total market capitalization of the Russell 1000(R) Index. As of a recent date, the average market capitalization was approximately $4 billion; the median market capitalization was approximately $2.9 billion.

Disciplined Value Fund

The Fund's investment objective is long-term capital appreciation. The investment objective is not fundamental, and may be changed without shareholder approval. Under normal market conditions, the Fund will invest primarily in equity securities of mid- and large-cap companies that Fifth Third believes have the potential to provide capital appreciation.

In choosing investments for the Fund, Fifth Third attempts to identify undervalued securities through traditional measures of value, including securities having low ratios of share price to book value, net asset value, earnings and cash flow. Fifth Third also looks for companies that pay above-average dividends.

In addition to common stock, the Fund also utilizes convertible securities and preferred stocks, which typically offer higher yields and good potential for capital appreciation. The Fund also may invest in debt securities. The portion of the Fund's total assets invested in common stock, preferred stock, convertible securities, and debt securities varies according to Fifth Third's assessment of market and economic conditions and outlook.

RISK CONSIDERATIONS

Each Fund's investment strategies may subject it to a number of risks, including the following.

Market Risk (*All Funds*)

Although equities historically have outperformed other asset classes over the long term, their prices tend to fluctuate more dramatically over the shorter term. These movements may result from factors affecting individual companies, or from broader influences like changes in interest rates, market conditions, investor confidence or announcements of economic, political or financial information.

To the extent a Fund concentrates its investments in growth stocks, it will be subject to the risks particular to growth stocks, as well as the risk that growth stocks may underperform other types of stocks. Growth stocks may be particularly susceptible to rapid price swings during periods of economic uncertainty or in the event of earnings disappointments, and they typically have less dividend income to cushion the effect of adverse market conditions.

All of the Funds, and particularly the Disciplined Value Fund, may invest in value stocks, which in theory limit downside risk because they are underpriced. Of course, Fifth Third's success in moderating market risk cannot be assured. There is no guarantee that a value stock is, in fact, undervalued, or that the market will ever recognize its true value. In addition, to the extent that a Fund invests in value stocks or attempts to moderate potential volatility by investing in dividend-paying growth stocks, the Fund may produce more modest gains than equity funds with more aggressive investment profiles.

Because industries, companies or countries experiencing economic growth and benefiting from demand trends and themes can change, a Fund's performance could suffer if Fifth Third is slow to respond to such changes. From time to time, the stock market may not favor the type of securities in which a Fund typically invests. Rather, the market could favor other types of securities, or it may not favor equities at all.

Foreign Investment Risk (*Quality Growth Fund* and *Mid Cap Fund*)

The securities of foreign companies may pose risks in addition to, or to a greater degree than, the risks described above. Foreign companies may be subject to disclosure, accounting, auditing and financial reporting standards and practices that are different from those to which U.S. issuers are subject. Accordingly, the Funds may not have access to adequate or reliable company information. Further, transaction costs in foreign jurisdictions may be higher, which can result in lower returns or decreased liquidity. In addition, political, economic and social developments in foreign countries and fluctuations in currency exchange rates may affect the operations of foreign companies or the value of their stocks. While investment in American and Global Depositary Receipts do not eliminate all of the risks inherent in foreign investing, investing in Depositary Receipts rather than directly in a foreign issuer's securities avoids currency risks during the settlement period for purchases and sales.

Small- and Mid-Cap Investment Risk (*All Funds*)

While potentially offering greater opportunities for capital growth than larger, more established companies, the stocks of small- and mid-cap companies may be more volatile, especially during periods of economic uncertainty. These companies may face less certain growth prospects, or depend heavily on a limited line of products and services or the efforts of a small number of key management personnel. The securities of these companies may trade less frequently and in more limited volume than those of larger, more established companies. These risks may be particularly acute with respect to small-cap stocks. As a result, small- and mid-cap stocks, and thus a Fund's shares, may fluctuate more in value than larger-cap stocks and funds that invest in them.

Interest Rate Risk (*All Funds*)

Although each Fund's primary investment focus is stocks, each Fund may invest in fixed income securities, such as convertible bonds, preferred stocks and debt securities. Generally, the value of these securities will change inversely with changes in interest rates. In addition, changes in interest rates may affect the operations of the issuers of stocks in which a Fund invests. Rising interest rates, which may be expected to lower the value of fixed income instruments and negatively impact the operations of many issuers, generally exist during periods of inflation or strong economic growth. While interest rates movements generally will impact most fixed income securities, mortgage- and asset-backed securities may be particularly sensitive to interest rate movements. When interest rates rise, the maturities of these securities may lengthen, leading to a significant decline in value. Further, as interest rates fall, these securities may be subject to the risk that the underlying loans will be paid sooner than expected, which may reduce returns by forcing a Fund to invest at lower prevailing interest rates.

Credit Risk (*All Funds*)

Each Fund's investments, and particularly investments in fixed income securities, may be affected by the creditworthiness of issuers in which a Fund invests. Changes in the financial strength, or perceived financial strength, of a company may affect the value of its securities and, therefore, impact the value of the Fund's shares.

Derivatives Risk (*Quality Growth Fund*)

The Fund's use of derivative instruments may involve risks different from, or greater than, the risks associated with investing directly in securities or other traditional investments. Derivatives may be subject to market risk, interest rate risk, and credit risk, as discussed above. Certain derivatives may be illiquid, which may reduce the return of the Fund if it cannot sell or terminate the derivative instrument at an advantageous time or price. Some derivatives may involve the risk of mispricing or improper valuation, or the risk that changes in the value of the instrument may not correlate well with the underlying asset, rate or index, or with another portfolio investment that is being hedged. The Fund could lose the entire amount of its investment in a derivative and, in some cases, could lose more than the principal amount invested. Also, suitable derivative instruments may not be available in all circumstances, and there is no assurance that the Fund will be able to engage in these transaction to reduce exposure to other risks.

Active Trading (*All Funds*)

The Funds will not generally trade in securities for short-term profits. However, each Fund is actively managed and, under appropriate circumstances, may purchase and sell securities without regard to the length of time held. A high portfolio turnover rate may increase transaction costs, which may negatively impact a Fund's performance.

Temporary Investments (*All Funds*)

Fifth Third may temporarily invest up to 100% of a Fund's assets in high quality, short-term money market instruments if it believes adverse economic or market conditions, such as excessive volatility or sharp market declines, justify taking a defensive investment posture. If a Fund attempts to limit investment risk by temporarily taking a defensive investment position, it may be unable to pursue its investment objectives during that time, and it may miss out on some or all of an upswing in the securities markets.

Please see the Statement of Additional Information for more detailed information about the Funds, their investment strategies, and their risks.

VALUATION OF SHARES

Each Fund prices its shares on the basis of the net asset value of the Fund, which is determined as of the close of the New York Stock Exchange ("NYSE") (generally 4:00 p.m., Eastern Time) on each Business Day (other than a day on which there are insufficient changes in the value of a Fund's portfolio securities to materially affect the Fund's net asset value or a day on which no shares are tendered for redemption and no order to purchase any shares is received). A Business Day is a day on which the NYSE is open for trading. If portfolio investments of a Fund are traded in markets on days that are not Business Days of the Fund, the Fund's net asset value may fluctuate on days when investors cannot purchase or redeem shares.

Net asset value per share for purposes of pricing sales and redemptions is calculated by dividing the value of all securities and other assets belonging to a Fund, less the liabilities charged to the Fund and any liabilities allocable to the Fund, by the number of the Fund's outstanding shares. The net asset value per share of each Fund will fluctuate as the value of the investment portfolio of the Fund changes.

The securities in each Fund will be valued at market value. If market quotations are not readily available, the securities will be valued by a method which the Board of Trustees of the Trust believes accurately reflects fair value. For further information about valuation of investments, see the Statement of Additional Information.

PURCHASING AND REDEEMING SHARES

Shares of each Fund are available for purchase by insurance company separate accounts to serve as an investment medium for variable insurance contracts, and by qualified pension and retirement plans, certain insurance companies, and Fifth Third. Each Fund reserves the right to reject or refuse, in its discretion, any order for the purchase of the Fund's shares, in whole or in part.

Shares of each Fund are purchased or redeemed at the net asset value per share next determined after receipt and acceptance by the Fund's distributor (or other agent) of a purchase order or receipt of a redemption request. Transactions in shares of a Fund will be effected only on a Business Day of the Fund.

Payment for shares redeemed normally will be made within seven days. Each Fund intends to pay cash for all shares redeemed, but under conditions which make payment in cash unwise, payment may be made wholly or partly in portfolio securities at their then market value equal to the redemption price. A shareholder may incur brokerage costs in converting such securities to cash. Payment for shares may be delayed under extraordinary circumstances or as permitted by the Securities and Exchange Commission in order to protect remaining investors.

Investors do not deal directly with the Funds to purchase or redeem shares. Please refer to the prospectus for the separate account for information on the allocation of premiums and on transfers of accumulated value among sub-accounts of the separate account that invests in the Fund.

The Trust currently does not foresee any disadvantages to investors if the Funds serve as an investment medium for both variable annuity contracts and variable life insurance policies. However, it is theoretically possible that the interest of owners of annuity contracts and life insurance policies for which the Funds served as an investment medium might at some time be in conflict due to differences in tax treatment or other considerations. The Board of Trustees and each participating insurance company would be required to monitor events to identify any material conflicts between variable annuity contract owners and variable life insurance policy owners, and would have to determine what action, if any, should be taken in the event of such a conflict. If such a conflict occurred, an insurance company participating in a Fund might be required to redeem the investment of one or more of its separate accounts from the Fund, which might force the Fund to sell securities at disadvantageous prices.

Each Fund reserves the right to discontinue offering shares at any time, or to cease investment operations entirely. In such an event, any investments allocated to a Fund will, subject to any necessary regulatory approvals, be invested in another portfolio of the Trust deemed appropriate by the Board of Trustees, or in another mutual fund.

Servicing Agents

The Trust has adopted a plan under which up to 0.25% of each Fund's average daily net assets may be expended for support services to investors, such as establishing and maintaining accounts and records, providing account information, arranging for bank wires, responding to routine inquiries, forwarding investor communications, assisting in the processing of purchase and redemption requests, and assisting investors in changing account designations and addresses. For expenses incurred and services provided, a financial institution (or its affiliate) providing these services ("Servicing Agent") may receive a fee from a Fund, computed daily and paid monthly, at an annual rate of up to 0.25% of the average daily net assets of the Fund allocable to variable insurance contracts owned by customers of the Servicing Agent. A Servicing Agent may periodically waive all or a portion of its servicing fees with respect to the Fund to increase the net income of the Fund available for distribution as dividends.

MANAGEMENT OF THE FUNDS

Investment Advisor

Through its portfolio management team, Fifth Third makes the day-to-day investment decisions for the Funds and continuously reviews, supervises and administers each Fund's investment program.

Fifth Third whose address is 38 Fountain Square Plaza, Cincinnati, Ohio 45263, is an indirect, wholly-owned subsidiary of Fifth Third Bank, which is a financial services company located in Cincinnati, Ohio. As of December 31, 2001, Fifth Third managed approximately $12.3 billion of mutual fund assets in the Fifth Third Funds.

Under an investment advisory agreement between the Trust and Fifth Third, the fee payable to Fifth Third by the Trust for investment advisory services is the lesser of (a) a fee calculated as a percentage of each Fund's average daily net assets, which is computed daily and paid monthly at the annual rates indicated below, or (b) such amount as may from time to time be agreed upon in writing by the Trust and Fifth Third.

	Percentage of average daily net assets
Quality Growth Fund	0.70%
Balanced Fund	0.80%
Mid Cap Fund	0.80%
Disciplined Value Fund	0.80%

Portfolio Managers

Quality Growth Fund, Balanced Fund and Mid Cap Fund: Steven E. Folker serves as the co-portfolio manager of each Fund. Mr. Folker is the Chief Equity Strategist for Fifth Third and is Vice President and Trust Officer of Fifth Third Bank. He also is a Chartered Financial Analyst with over 16 years of investment experience, including service as portfolio manager of three series of the Fifth Third Funds since 1993, and is a member of the Cincinnati Society of Financial Analysts. Mr. Folker earned a B.B.A. in Finance & Accounting and an M.S. in Finance, Investments & Banking from the University of Wisconsin.

James Russell is co-portfolio of each Fund. Mr. Russell is Director of Equity Research and Growth Funds Management for Fifth Third. He has over 14 years of investment experience as an analyst, portfolio manager and fund manager. He earned his Chartered Financial Analyst designation and his B.S. degree from Centre College and his M.B.A. from Emory University.

Mitchell L. Stapley is the co-portfolio manager of the fixed income portion of the Balanced Fund. Mr. Stapley has over fifteen years of portfolio management experience, including eleven years with Fifth Third and its predecessor, Lyon Street Asset Management Company. He has earned his Chartered Financial Analyst designation and his B.S. degree in economics and political science, with honors, from Albion College in 1981.

John L. Cassady III is the co-portfolio manager of the fixed income portion of the Balanced Fund. Mr. Cassady has over twelve years of investment experience, including seven years of fixed income portfolio management. He earned his B.S. in industrial management from the Georgia Institute of Technology.

Disciplined Value Fund: Denis J. Amato is the portfolio manager of the Disciplined Value Fund. Mr. Amato is currently Director of Value Strategies for Fifth Third Asset Management Inc.; Senior Vice President and Chief Investment Officer of Fifth Third Bank, Northeastern Ohio; and Senior Vice President of Fifth Third Securities, Inc. Mr. Amato was Senior Vice President and Chief Investment Advisor of Gelfand/Maxus Asset Management from 1991 to 2000.

Administrator and Distributor

BISYS Fund Services Ohio, Inc. is the administrator for the Funds, and BISYS Fund Services acts as the Funds' principal underwriter and distributor. The address of each is 3435 Stelzer Road, Columbus, Ohio 43219-3035.

See the Statement of Additional Information for further information about the Funds' service providers.


TAXATION


Each Fund intends to qualify and to elect to be taxed as "regulated investment company" under the provisions of Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). If a Fund qualifies as a "regulated investment company" and complies with the appropriate provisions of the Code, the Fund will not be liable for federal income tax on income it distributes.

Each Fund intends to diversify its investments in a manner intended to comply with tax requirements generally applicable to mutual funds. In addition, each Fund will diversify its investments so that on the last day of each quarter of a calendar year, no more than 55% of the value of its total assets is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. For this purpose, securities of a single issuer are treated as one investment and each U.S. Government agency or instrumentality is treated as a separate issuer. Any security issued, guaranteed, or insured (to the extent so guaranteed or insured) by the U.S. Government or an agency or instrumentality of the U.S. Government is treated as a security issued by the U.S. Government or its agency or instrumentality, whichever is applicable.

If a Fund fails to meet this diversification requirement, income with respect to variable insurance contracts invested in the Fund at any time during the calendar quarter in which the failure occurred could become currently taxable to the owners of the contracts. Similarly, income for prior periods with respect to such contracts also could be taxable, most likely in the year of the failure to achieve the required diversification. Other adverse tax consequences could also ensue.

Since the shareholders of each Fund will be separate accounts, no discussion is included here as to the federal income tax consequences at the shareholder level. For information concerning the federal income tax consequences to purchasers of the variable life insurance policies and variable annuity contracts, see the prospectus for the relevant variable insurance contract. See the Statement of Additional Information for more information on taxes.

SIMILAR FUND PERFORMANCE INFORMATION

The following tables provide information concerning the historical total return performance of the Class A shares of two series of the Fifth Third Funds that have investment objectives, policies and strategies that are substantially similar to those of the indicated Funds, and that are currently managed by the same investment advisor and portfolio managers ("Similar Funds"). While the investment objectives, policies and risks of a Similar Fund and its corresponding Fund are similar, they are not identical, and the performance of a Similar Fund and its corresponding Fund will vary. The data is provided to illustrate the past performance of Fifth Third in managing a substantially similar investment portfolio and does not represent the past performance of the Funds or the future performance of the Funds or their portfolio managers. Consequently, potential investors should not consider this performance data as an indication of the future performance of the Funds or of their portfolio managers.

The performance data shown below reflects the net operating expenses of the Similar Funds, which are lower than the estimated operating expenses of the corresponding Funds (prior to fee waivers and/or expense reimbursements). Performance would have been lower for a Similar Fund if the corresponding Fund's expenses (before waiver and/or reimbursement) were used. In addition, the Similar Funds, unlike the Funds, are not sold to insurance company separate accounts to fund variable insurance contracts. As a result, the performance results presented below do not take into account charges or deductions against a separate account or variable insurance contract for cost of insurance charges, premium loads, administrative fees, maintenance fees, premium taxes, mortality and expense risk charges, or other charges that may be incurred under a variable insurance contract for which the Funds serve as an underlying investment vehicle. By contrast, investors with contract value allocated to a Fund will be subject to charges and expenses relating to variable insurance contracts and separate accounts.

The Similar Funds' performance data shown below is calculated in accordance with standards prescribed by the Securities and Exchange Commission for the calculation of average annual total return information.

The investment results of the Similar Funds presented below are unaudited and are not intended to predict or suggest results that might be experienced by a Similar Fund or a Fund. Share prices and investment returns will fluctuate reflecting market conditions, as well as changes in company-specific fundamentals of portfolio securities. The performance data for the benchmark indexes identified below does not reflect the fees or expenses of the Similar Fund or the Fund.

Balanced Fund

Average Annual Total Returns for the Similar Fund and for Its Benchmark Indexes for Periods Ended December 31, 2001

Similar Fund/Benchmarks	1 Year	5 Years	Since Inception	Inception Date
Fifth Third Balanced Fund*				
• Assuming imposition of maximum sales charge	**-12.83%**	**8.45%**	**9.08%**	**11/20/92**
• Absent imposition of sales charge	**-8.74%**	**9.46%**	**9.63%**	**11/20/92**
Russell 1000(R) Index**	**-12.45%**	**10.50%**	**13.47%**	**11/20/92**
LBAG Index***	**8.44%**	**7.43%**	**7.33%**	**11/30/92**

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*   The quoted performance of the Similar Fund includes performance of certain collective trust funds advised by the predecessor of Fifth Third, for periods prior to the Similar Fund's commencement of operations on 11/20/92, as adjusted to reflect the fees and expenses associated with the Fund (without waivers or reimbursements). The collective trust funds were not registered with the Securities and Exchange Commission ("SEC") and were not subject to certain investment restrictions that are imposed on the Fund. If the collective trust funds had been registered with the SEC, their performance might have been adversely affected.

**   The Russell 1000(R) Index measures the performance of the 1,000 largest companies in the Russell 3000(R) Index, which measures the performance of the 3,000 largest U.S. companies based on total market capitalization.

***   The Lehman Brother Aggregate Bond Index (the "LBAG Index") is an unmanaged total return index measuring both capital price change and income index provided by the underlying universe of securities and is generally representative of the performance of the bond market as a whole.

Mid Cap Fund

Average Annual Total Returns for the Similar Fund and for Its Benchmark Index for Periods Ended December 31, 2001

Similar Fund/Benchmark	1 Year	5 Years	10 Years	Since Inception	Inception Date
Fifth Third Mid Cap Fund*					
• Assuming imposition of maximum sales charge	**-10.75%**	**8.76%**	**9.32%**	**13.30%**	**1/1/85**
• Absent imposition of sales charge	**-6.53%**	**9.76%**	**9.83%**	**13.60%**	**1/1/85**
Russell Midcap(R) Index**	**-5.62%**	**11.40%**	**13.58%**	**14.89%**	**1/1/85**

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*   The quoted performance of the Similar Fund includes performance of a collective trust fund advised by the predecessor of Fifth Third for periods prior to the Similar Fund's commencement of operations on 11/20/92, as adjusted to reflect the fees and expenses associated with the Fund (without waivers or reimbursements). The collective trust fund was not registered with the Securities and Exchange Commission ("SEC") and was not subject to certain investment restrictions that are imposed on the Fund. If the collective trust fund had been registered with the SEC, its performance might have been adversely affected.

**   The Russell Midcap(R) Index is an unmanaged index generally representative of the mid-cap sector of the U.S. stock market. The Index reflects income and distributions, if any, but does not reflect fees, brokerage commissions, or other expenses of investing.

GENERAL INFORMATION

Description of the Trust and Its Shares

Variable Insurance Funds was organized as a Massachusetts business trust in 1994 and currently consists of multiple portfolios. The Board of Trustees of the Trust may establish additional portfolios in the future. Under Massachusetts law, shareholders could be held personally liable for the obligations of the Trust under certain circumstances. However, the Trust's declaration of trust disclaims liability of its shareholders and provides for indemnification out of Trust property for all loss and expense of any shareholder held personally liable for the obligations of the Trust. Accordingly, the risk of a shareholder incurring financial loss on account of shareholder liability should be considered remote.

Miscellaneous

No person has been authorized to give any information or to make any representations not contained in this prospectus in connection with the offering made by this prospectus. If given or made, such information or representations must not be relied upon as having been authorized by the Funds or their distributor. This prospectus does not constitute an offering by the Funds or their distributor in any jurisdiction in which such offering may not be lawfully made.

FINANCIAL HIGHLIGHTS

The following table is included to assist investors in evaluating the financial performance of the Quality Growth Fund since its commencement of operations through December 31, 2001. Certain information reflects financial results of a single share. "Total Return" represents how much an investment in the Fund would have earned (or lost) during the period. This information has been audited by Ernst & Young LLP for the fiscal year ended December 31, 2001. This information, along with the Fund's financial statements, is included in the Fund's most recent annual report, which is available upon request.

Selected data for a share outstanding throughout the period indicated.	Period Ended December 31, 2001(a)
Net Asset Value, Beginning of Period	$ 10.00
Investment Activities:	
Net investment loss	(0.01)
Net realized/unrealized losses	(1.73)
Total investment activities	(1.74)
Net Asset Value, End of Period	$ 8.26
Total Return	(17.40%)(b)
Ratios/Supplemental Data:	
Net assets, end of period (000's)	$ 914
Ratio of expenses to average net assets	1.10%(c)
Ratio of net investment loss to average net assets	(0.22%)(c)
Portfolio turnover rate	32.52%

_____

(a) For the period from January 26, 2001 (commencement of operations) through December 31, 2001.
(b) Not annualized.
(c) Annualized.

For more information about the Funds, the following documents are available free upon request:

Annual/Semi-Annual Reports: The Funds' annual and semi-annual reports to shareholders contain additional information on the Funds' investments. In the annual report, an investor will find a discussion of the market conditions and investment strategies that significantly affected each Fund's performance during the last fiscal year.

Statement of Additional Information (SAI): The SAI provides more detailed information about each Fund, including its operations and investment policies. It is incorporated by reference and is legally considered a part of this prospectus.

An investor can get free copies of reports and the SAI, or request other information and discuss any questions about the Funds, by contacting a broker or bank that sells an insurance contract that offers the Funds as investment options. Or contact the Funds at:

Variable Insurance Funds
3435 Stelzer Road
Columbus, Ohio 43219-3035
Telephone: 1-800-451-8382

Investors can review and copy the SAI and other information about the Funds at the Public Reference Room of the Securities and Exchange Commission. Investors may call 1-202-942-8090 for more information about the Public Reference Room. Investors can get text-only copies of information about the Funds:

- For a fee, by writing the Public Reference Section of the Commission, Washington, D.C. 20549-0102 or by electronic request at publicinfo@sec.gov.

- Free from the Commission's Website at http://www.sec.gov.

Investment Company Act file no. 811-8644.

BB&T Growth and Income Fund

Variable Insurance Funds
3435 Stelzer Road
Columbus, Ohio 43219-3035
1-800-288-1872

The BB&T Growth and Income Fund seeks capital growth, current income, or both by investing primarily in stocks. The Fund's goals and investment program are described in detail inside. BB&T Asset Management, LLC ("BB&T") serves as the Fund's investment adviser.

The Fund sells its shares to insurance company separate accounts, so that the Fund may serve as an investment option under variable life insurance policies and variable annuity contracts issued by insurance companies. The Fund also may sell its shares to certain other investors, such as qualified pension and retirement plans, insurance companies, and BB&T.

This prospectus should be read in conjunction with the separate account's prospectus describing the variable insurance contract. Please read both prospectuses and retain them for future reference.

The Securities and Exchange Commission has not approved the Fund's shares or determined whether this prospectus is accurate or complete. Anyone who tells you otherwise is committing a crime.

The date of this prospectus is May 1, 2002.

RISK/RETURN SUMMARY AND FUND EXPENSES

Investment Objectives

The Fund seeks capital growth, current income, or both.

Principal Investment Strategies

Under normal market conditions, the Fund will invest at least 65% of its total assets in stocks, which may include common stocks, preferred stocks, warrants, or debt instruments that are convertible into common stocks.

Principal Investment Risks

An investment in the Fund entails investment risk, including possible loss of the principal amount invested. The Fund is subject to market risk, which is the risk that the market value of a portfolio security may move up and down, sometimes rapidly and unpredictably. This risk may be greatest for the Fund's investments in stocks. The Fund also is subject to interest rate risk, which is the risk that changes in interest rates will affect the value of the Fund's investments. In particular, the Fund's investments in fixed income securities, if any, generally will change in value inversely with changes in interest rates. Also, the Fund's investments may expose it to credit risk, which is the risk that the issuer of a security will default or not be able to meet its financial obligations.

An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Fund Performance

The following chart and table show how the Fund has performed. The chart demonstrates how the Fund's performance varies from year to year, and the table compares the Fund's performance to that of the Russell 1000(R) Value Index and the Standard & Poor's 500(R) Composite Stock Price Index ("S&P 500(R) Index"), each a widely recognized, unmanaged index of common stocks. The information does not reflect charges and fees associated with a separate account that invests in the Fund or any insurance contract for which the Fund is an investment option. These charges and fees will reduce returns. Investors should be aware that past performance does not indicate how the Fund will perform in the future.

Calendar Year Total Returns*

Bar Chart	13.36%	-3.85%	8.45%	0.16%
	1998	1999	2000	2001

Best Quarter:	17.32%	12/31/98
Worst Quarter:	-12.67%	9/30/01

Average Annual Total Return* (for the periods ended December 31, 2001)

	Past Year	Since Inception (June 3, 1997)
Fund	0.16%	7.97%
Russell 1000(R) Value Index	-7.41%	9.30%
S&P 500(R) Index	-11.88%	8.29%

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*   Assumes reinvestment of dividends and distributions.

Fund Expenses

The following expense table indicates the expenses that an investor will incur as a shareholder of the Fund during the current fiscal year. These expenses are reflected in the share price of the Fund. The table does not reflect separate account or insurance contract fees and charges.

Annual Fund Operating Expenses
(expenses that are deducted from Fund assets)

Management Fees*...	0.74%
Other Expenses*...	0.41%
Total Annual Fund Operating Expenses*..	1.15%

---

*   BB&T currently limits its management fees to 0.60%, and other expenses currently are being limited to 0.26%. Total expenses after fee waivers and expense reimbursements are 0.86%. Any fee waiver or expense reimbursement is voluntary and may be terminated at any time.

Expense Example

Use the following table to compare fees and expenses of the Fund to other investment companies. It illustrates the amount of fees and expenses an investor would pay, assuming (1) a $10,000 investment, (2) 5% annual return, (3) redemption at the end of each time period, and (4) no changes in the Fund's total operating expenses. It does not reflect separate account or insurance contract fees and charges. An investor's actual costs may be different.

1 Year	3 Years	5 Years	10 Years
$ 117	$ 365	$ 633	$ 1,398

INVESTMENT OBJECTIVES, STRATEGIES AND RISKS

Investors should be aware that the investments made by the Fund at any given time are not expected to be the same as those made by other mutual funds for which BB&T acts as investment adviser, including mutual funds with names, investment objectives and policies similar to the Fund. Investors should carefully consider their investment goals and willingness to tolerate investment risk before allocating their investment to the Fund.

The Fund's investment objective is capital growth, current income, or both. Under normal market conditions, the Fund will invest at least 65% of its total assets in stocks, which may include common stocks, preferred stocks, warrants, or debt instruments that are convertible into common stocks.

Equity securities purchased by the Fund will be either traded on a domestic securities exchange or quoted in the NASDAQ/NYSE system. While some stocks may be purchased primarily to achieve the Fund's investment objective for income, most stocks will be purchased by the Fund primarily in pursuit of its investment objective for growth.

BB&T uses a value-oriented investment approach that focuses on stocks of issuers which over a five year period have achieved cumulative income in excess of the cumulative dividends paid to shareholders. In evaluating prospective investments, BB&T may consider factors such as the market price of a company's securities relative to its evaluation of the company's long-term earnings, asset value and cash flow potential, as well as historical value measures such as price-earnings ratios, profit margins and liquidation values. The Fund may invest in companies of any size, although most stocks purchased will be issued by companies whose market capitalizations are large relative to the entirety of the U.S. securities markets, but not as large as many of the stocks represented in such broad market indexes as the Russell 1000(R) Value Index and the S&P 500(R) Index.

The Fund has the flexibility to make portfolio investments and engage in other investment techniques that are different than its principal strategies mentioned here. More information on the Fund's investment strategies may be found in its most recent annual/semi-annual report and in the Statement of Additional Information (see back cover).

The Fund's investment strategies may subject it to a number of risks, including the following.

Market Risk

Although stocks historically have outperformed other asset classes over the long term, their prices tend to fluctuate more dramatically over the shorter term. These movements may result from factors affecting individual companies, or from broader influences like changes in interest rates, market conditions, investor confidence or announcements of economic, political or financial information. While potentially offering greater opportunities for capital growth than larger, more established companies, the stocks of smaller companies may be particularly volatile, especially during periods of economic uncertainty. These companies may face less certain growth prospects, or depend heavily on a limited line of products and services or the efforts of a small number of key management personnel.

The Fund may invest in stocks issued by foreign companies, although it will do so only if the stocks are traded in the U.S. The stocks of foreign companies may pose risks in addition to, or to a greater degree than, the risks described above. Foreign companies may be subject to disclosure, accounting, auditing and financial reporting standards and practices that are different from those to which U.S. issuers are subject. Accordingly, the Fund may not have access to adequate or reliable company information. In addition, political, economic and social developments in foreign countries and fluctuations in currency exchange rates may affect the operations of foreign companies or the value of their stocks.

BB&T tries to manage market risk by primarily investing in relatively large capitalization "value" stocks of U.S. issuers. Stocks of larger companies tend to be less volatile than those of smaller companies, and value stocks in theory limit downside risk because they are underpriced. Of course, BB&T's success in moderating market risk cannot be assured. There is no guarantee that a value stock is, in fact, undervalued, or that the market will ever recognize its true value. In addition, the Fund may produce more modest gains than stock funds with more aggressive investment profiles.

Interest Rate Risk

Although the Fund's primary investment focus is stocks, it may invest in debt securities and other types of fixed income securities. Generally, the value of these securities will change inversely with changes in interest rates. In addition, changes in interest rates may affect the operations of the issuers of stocks in which the Fund invests. Rising interest rates, which may be expected to lower the value of fixed income instruments and negatively impact the operations of many issuers, generally exist during periods of inflation or strong economic growth.

Credit Risk

The Fund's investments, and particularly investments in debt securities, may be affected by the creditworthiness of issuers in which the Fund invests. Changes in the financial strength, or perceived financial strength, of a company may affect the value of its securities and, therefore, impact the value of the Fund's shares.

Temporary Investments

BB&T may temporarily invest up to 100% of the Fund's assets in high quality, short-term money market instruments if it believes adverse economic or market conditions, such as excessive volatility or sharp market declines, justify taking a defensive investment posture. If the Fund attempts to limit investment risk by temporarily taking a defensive investment position, it may be unable to pursue its investment objective during that time, and it may miss out on some or all of an upswing in the securities markets.

Please see the Statement of Additional Information for more detailed information about the Fund, its investment strategies, and its risks.

VALUATION OF SHARES

The Fund prices its shares on the basis of the net asset value of the Fund, which generally is determined as of the close of the New York Stock Exchange ("NYSE") (generally 4:00 p.m., Eastern Time) on each Business Day. A Business Day is a day on which the NYSE is open for trading. If portfolio investments of the Fund are traded in markets on days that are not Business Days of the Fund, the Fund's net asset value may fluctuate on days when investors cannot purchase or redeem shares.

Net asset value per share for purposes of pricing sales and redemptions is calculated by dividing the value of all securities and other assets belonging to the Fund, less the liabilities charged to the Fund and any liabilities allocable to the Fund, by the number of the Fund's outstanding shares. The net asset value per share of the Fund will fluctuate as the value of the investment portfolio of the Fund changes.

The securities in the Fund will be valued at market value. If market quotations are not readily available, the securities will be valued by a method which the Board of Trustees of Variable Insurance Funds (the "Trust") believes accurately reflects fair value. For further information about valuation of investments, see the Statement of Additional Information.

PURCHASING AND REDEEMING SHARES

Shares of the Fund are available for purchase by insurance company separate accounts to serve as an investment medium for variable insurance contracts, and by qualified pension and retirement plans, certain insurance companies, and BB&T. The Fund reserves the right to reject or refuse, in its discretion, any order for the purchase of the Fund's shares, in whole or in part.

Shares of the Fund are purchased or redeemed at the net asset value per share next determined after receipt and acceptance by the Fund's distributor (or other agent) of a purchase order or redemption request. Transactions in shares of the Fund will be effected only on a Business Day of the Fund.

Payment for shares redeemed normally will be made within seven days. The Fund intends to pay cash for all shares redeemed, but under abnormal conditions which make payment in cash unwise, payment may be made wholly or partly in portfolio securities at their then market value equal to the redemption price. A shareholder may incur brokerage costs in converting such securities to cash. Payment for shares may be delayed under extraordinary circumstances or as permitted by the Securities and Exchange Commission in order to protect remaining investors.

Investors do not deal directly with the Fund to purchase or redeem shares. Please refer to the prospectus for the separate account for information on the allocation of premiums and on transfers of accumulated value among sub-accounts of the separate account that invests in the Fund.

The Fund currently does not foresee any disadvantages to investors if the Fund served as an investment medium for both variable annuity contracts and variable life insurance policies. However, it is theoretically possible that the interest of owners of annuity contracts and insurance policies for which the Fund served as an investment medium might at some time be in conflict due to differences in tax treatment or other considerations. The Board of Trustees and each participating insurance company would be required to monitor events to identify any material conflicts between variable annuity contract owners and variable life insurance policy owners, and would have to determine what action, if any, should be taken in the event of such a conflict. If such a conflict occurred, an insurance company participating in the Fund might be required to redeem the investment of one or more of its separate accounts from the Fund, which might force the Fund to sell securities at disadvantageous prices.

The Fund reserves the right to discontinue offering shares at any time, or to cease investment operations entirely. In such an event, any investments allocated to the Fund will, subject to any necessary regulatory approvals, be invested in another portfolio of the Trust deemed appropriate by the Board of Trustees, or in another mutual fund.

Servicing Agents

The Trust has adopted a plan under which up to 0.25% of the Fund's average daily net assets may be expended for support services to investors, such as establishing and maintaining accounts and records, providing account information, arranging for bank wires, responding to routine inquiries, forwarding investor communications, assisting in the processing of purchase and redemption requests, and assisting investors in changing account designations and addresses. For expenses incurred and services provided, a financial institution (or its affiliate) providing these services ("Servicing Agent") may receive a fee from the Fund, computed daily and paid monthly, at an annual rate of up to 0.25% of the average daily net assets of the Fund allocable to variable insurance contracts owned by customers of the Servicing Agent. A Servicing Agent may periodically waive all or a portion of its servicing fees with respect to the Fund to increase the net income of the Fund available for distribution as dividends.

MANAGEMENT OF THE FUND

Investment Adviser

BB&T Asset Management, LLC ("BB&T"), 434 Fayetteville Street Mall, Raleigh, N.C. 27601, is the Fund's investment adviser. BB&T is a separate wholly-owned subsidiary of Branch Banking and Trust Company ("BB&T Bank"). Through its portfolio management team, BB&T makes the day-to-day investment decisions for the Fund and continuously reviews, supervises and administers the Fund's investment program.

BB&T Bank is the oldest bank in North Carolina. It is the principal bank affiliate of BB&T Corporation, a bank holding company that is a North Carolina corporation headquartered in Winston-Salem, North Carolina. As of December 31, 2001, BB&T Corporation had assets in excess of $70.9 billion. Through its subsidiaries, BB&T Corporation operates over 1000 banking offices in Georgia, Kentucky, Tennessee, West Virginia, North Carolina, South Carolina, Virginia, Maryland and Washington, D.C., providing a broad range of financial services to individuals and businesses. In addition to general commercial, mortgage and retail banking services, BB&T Bank also provides trust, investment, insurance and travel services. BB&T Bank has provided investment management services through its Trust and Investment Services Division since 1912.

Under an investment advisory agreement between the Trust and BB&T, the Trust pays BB&T an investment advisory fee, computed daily and payable monthly, at an annual rate equal to the lesser of: (a) 0.74% of the Fund's average daily net assets; or (b) such amount as may from time to time be agreed upon in writing by the Trust and BB&T. For services provided and expenses assumed during the fiscal year ended December 31, 2001, BB&T received an investment advisory fee equal to an annual rate of 0.60% of the Fund's average daily net assets.

Richard B. Jones is the person who has been primarily responsible for the management of the Fund since its inception. Mr. Jones has been a portfolio manager in the BB&T Trust Division and BB&T since 1987. He holds a B.S. in Business Administration from Miami (Ohio) University and an M.B.A. from The Ohio State University.

Administrator and Distributor

BISYS Fund Services Ohio, Inc. is the administrator for the Fund, and BISYS Fund Services acts as the Fund's principal underwriter and distributor. The address of each is 3435 Stelzer Road, Columbus, Ohio 43219-3035.

See the Statement of Additional Information for further information about the Fund's service providers.

TAXATION

The Fund intends to qualify and to elect to be taxed as a "regulated investment company" under the provisions of Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). If the Fund qualifies as a "regulated investment company" and complies with the appropriate provisions of the Code, the Fund will not be liable for federal income tax on income it distributes.

The Fund intends to diversify its investments in a manner intended to comply with tax requirements generally applicable to mutual funds. In addition, the Fund will diversify its investments so that on the last day of each quarter of a calendar year, no more than 55% of the value of its total assets is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. For this purpose, securities of a single issuer are treated as one investment and each U.S. Government agency or instrumentality is treated as a separate issuer. Any security issued, guaranteed, or insured (to the extent so guaranteed or insured) by the U.S. Government or an agency or instrumentality of the U.S. Government is treated as a security issued by the U.S. Government or its agency or instrumentality, whichever is applicable.

If the Fund fails to meet this diversification requirement, income with respect to variable insurance contracts invested in the Fund at any time during the calendar quarter in which the failure occurred could become currently taxable to the owners of the contracts. Similarly, income for prior periods with respect to such contracts also could be taxable, most likely in the year of the failure to achieve the required diversification. Other adverse tax consequences could also ensue.

Since the shareholders of the Fund will be separate accounts, no discussion is included here as to the federal income tax consequences at the shareholder level. For information concerning the federal income tax consequences to purchasers of the variable life insurance policies and variable annuity contracts, see the prospectus for the relevant variable insurance contract. See the Statement of Additional Information for more information on taxes.

SIMILAR FUND PERFORMANCE INFORMATION

The following table provides information concerning the historical total return performance of the Trust Shares class of the BB&T Large Company Value Fund (the "Similar Fund"), a series of the BB&T Funds. The Similar Fund's investment objectives, policies and strategies are substantially similar to those of the Fund, and it is currently managed by the same portfolio manager. While the investment objectives, policies and risks of the Similar Fund and the Fund are similar, they are not identical, and the performance of the Similar Fund and the Fund will vary. The data is provided to illustrate the past performance of BB&T in managing a substantially similar investment portfolio and does not represent the past performance of the Fund or the future performance of the Fund or its portfolio manager. Consequently, potential investors should not consider this performance data as an indication of the future performance of the Fund or of its portfolio manager.

The performance data shown below reflects the net operating expenses of the Similar Fund, which are lower than the expenses of the Fund (prior to fee waivers and/or expense reimbursements). The Similar Fund, unlike the Fund, is not sold to insurance company separate accounts to fund variable insurance contracts. As a result, the performance results presented below do not take into account charges or deductions against a separate account or variable insurance contract for cost of insurance charges, premium loads, administrative fees, maintenance fees, premium taxes, mortality and expense risk charges, or other charges that may be incurred under a variable insurance contract for which the Fund serves as an underlying investment vehicle. By contrast, investors with contract value allocated to the Fund will be subject to charges and expenses relating to variable insurance contracts and separate accounts.

The Similar Fund's performance data shown below is calculated in accordance with standards prescribed by the Securities and Exchange Commission for the calculation of average annual total return information. The investment results of the Similar Fund presented below are unaudited and are not intended to predict or suggest results that might be experienced by the Similar Fund or the Fund. Share prices and investment returns will fluctuate reflecting market conditions, as well as changes in company-specific fundamentals of portfolio securities. The performance data for the benchmark index identified below does not reflect the fees or expenses of the Similar Fund or the Fund.

9

Average Annual Total Returns for the Similar Fund and for Its Benchmark Indexes for Periods Ended December 31, 2001

Similar Fund/Benchmark	1 Year	5 Years	Since Inception (October 9, 1992)
BB&T Large Company Value Fund*	0.45%	9.48%	12.58%
Russell 1000(R) Value Index**	-7.41%	8.84%	14.62%
S&P 500(R) Index***	-11.88%	10.70%	13.84%

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*   The Similar Fund performance information set forth above reflects fee waivers and/or expense reimbursements. Absent such waivers and/or reimbursements, Similar Fund performance would have been lower.

**   The Russell 1000(R) Value Index measures the performance of the companies included in the Russell 1000(R) Index (which measures the performance of the 1,000 largest U.S. companies based on total market capitalization) with lower price-to-book ratios and lower forecasted growth values.

***   The Standard & Poor's 500(R) Composite Stock Price Index is an unmanaged index consisting of 500 industrial, transportation, utility and financial companies, and is regarded as generally representative of the U.S. Stock Market. The Index reflects income and distributions, if any, but does not reflect fees, brokerage commission, or other expenses of investing.

GENERAL INFORMATION

Description of the Trust and Its Shares

Variable Insurance Funds was organized as a Massachusetts business trust in 1994 and currently consists of multiple portfolios. The Board of Trustees of the Trust may establish additional portfolios in the future. Under Massachusetts law, shareholders could be held personally liable for the obligations of the Trust under certain circumstances. However, the Trust's declaration of trust disclaims liability of its shareholders and provides for indemnification out of Trust property for all loss and expense of any shareholder held personally liable for the obligations of the Trust. Accordingly, the risk of a shareholder incurring financial loss on account of shareholder liability should be considered remote.

Miscellaneous

No person has been authorized to give any information or to make any representations not contained in this prospectus in connection with the offering made by this prospectus. If given or made, such information or representations must not be relied upon as having been authorized by the Fund or its distributor. This prospectus does not constitute an offering by the Fund or its distributor in any jurisdiction in which such offering may not be lawfully made.

FINANCIAL HIGHLIGHTS

The following table is included to assist investors in evaluating the financial performance of the Fund since its commencement of operations through December 31, 2001. Certain information reflects financial results of a single share. "Total Return" represents how much an investment in the Fund would have earned (or lost) during each period. This information has been audited by Ernst & Young LLP for the fiscal year ended December 31, 2001, and by other auditors for the prior fiscal years. This information, along with the Fund's financial statements, is included in the Fund's annual report, which may be obtained free of charge upon request.

For a share outstanding throughout the period:	2001	Year ended December 31, 2000	1999	1998	Period ended December 31, 1997(a)
Net Asset Value, Beginning of Period	$ 12.66	$ 12.46	$ 13.30	$ 11.88	$ 10.00
Investment Activities:					
Net investment income	0.17	0.39	0.18	0.16	0.10
Net realized and unrealized gains (losses) from investment transactions	(0.16)	0.63	(0.69)	1.42	1.89
Total from Investment Activities	0.01	1.02	(0.51)	1.58	1.99
Dividends:					
Net investment income	(0.17)	(0.42)	(0.15)	(0.16)	(0.10)
In excess of net investment income	--	- -	--	--	(0.01)
Net realized gains	--	(0.32)	(0.18)	--	--
In excess of net realized gains	--	0.08	--	--	--
Total Dividends	(0.17)	(0.82)	(0.33)	(0.16)	(0.11)
Net Asset Value, End of Period	$ 12.50	$ 12.66	$ 12.46	$ 13.30	$ 11.88
Total Return	0.16%	8.45%	(3.85%)	13.36%	19.96%(b)
Ratios/Supplemental Data:					
Net assets, End of Period (000's)	$ 77,796	$ 60,675	$ 52,525	$ 49,062	$ 28,829
Ratio of expenses to average net assets	0.86%	0.86%	0.87%	0.91%	0.91%(c)
Ratio of net investment income to average net assets	1.17%	3.13%	1.43%	1.37%	1.68%(c)
Ratio of expenses to average net assets*	1.15%	1.13%	1.16%	1.24%	2.31%(c)
Portfolio turnover	14.47%	25.46%	11.98%	2.77%	7.75

(a) For the period from June 3, 1997 (commencement of operations) through December 31, 1997.
(b) Not annualized.
(c) Annualized.
* During the period, certain fees were voluntarily reduced or reimbursed. If such fee reductions or reimbursements had not occurred, the ratios would have been as indicated.

For more information about the Fund, the following documents are available free upon request:

Annual/Semi-Annual Reports:
The Fund's annual and semi-annual reports to shareholders contain additional information on the Fund's investments. In the annual report, an investor will find a discussion of the market conditions and investment strategies that significantly affected the Fund's performance during its last fiscal year.

Statement of Additional Information (SAI): The SAI provides more detailed information about the Fund, including its operations and investment policies. It is incorporated by reference and is legally considered a part of this prospectus.

An investor can get free copies of the reports and the SAI, or request other information and discuss any questions about the Fund, by contacting a broker or bank that sells an insurance contract that offers the Fund as an investment option. Or contact the Fund at:


Variable Insurance Funds
3435 Stelzer Road
Columbus, Ohio 43219-3035
Telephone: 1-800-288-1872


Investors can review and copy the SAI and other information about the Fund at the Public Reference Room of the Securities and Exchange Commission. Investors may call 1-202-942-8090 for more information about the Public Reference Room. Investors can get text-only copies of information about the Fund:

- For a fee, by writing the Public Reference Section of the Commission, Washington, D.C. 20549-0102 or by electronic request at publicinfo@sec.gov.

- Free from the Commission's Website at http://www.sec.gov.

Investment Company Act file no. 811-8644.

BB&T Large Company Growth Fund

Variable Insurance Funds
3435 Stelzer Road
Columbus, Ohio 43219-3035
1-800-288-1872

The BB&T Large Company Growth Fund seeks capital growth by investing in a diversified portfolio of equity securities issued by large capitalization growth companies. The Fund's goals and investment program are described in detail inside. BB&T Asset Management, LLC ("BB&T") serves as the Fund's investment adviser.

The Fund sells its shares to insurance company separate accounts, so that the Fund may serve as an investment option under variable life insurance policies and variable annuity contracts issued by insurance companies. The Fund also may sell its shares to certain other investors, such as qualified pension and retirement plans, insurance companies, and BB&T.

This prospectus should be read in conjunction with the separate account's prospectus describing the variable insurance contract. Please read both prospectuses and retain them for future reference.

The Securities and Exchange Commission has not approved the Fund's shares or determined whether this prospectus is accurate or complete. Anyone who tells you otherwise is committing a crime.

The date of this prospectus is May 1, 2002.

RISK/RETURN SUMMARY AND FUND EXPENSES

Investment Objective

The Fund seeks capital growth.

Principal Investment Strategies

Under normal market conditions, the Fund will invest at least 80% of its assets in a diversified portfolio of equity securities issued by large capitalization companies, and will primarily invest in companies that BB&T believes have the potential to provide significant capital growth. Large capitalization companies are those companies whose market capitalization exceeds the mean capitalization of companies whose securities are represented in the Standard & Poor's 500(R) Composite Stock Price Index ("S&P 500(R) Index"). A portion of the Fund's assets may be invested in preferred stock or bonds convertible into common stock.

Principal Investment Risks

An investment in the Fund entails investment risk, including possible loss of the principal amount invested. The Fund is subject to market risk, which is the risk that the market value of a portfolio security may move up and down, sometimes rapidly and unpredictably. This risk may be greatest for the Fund's investments in common stocks. Large-capitalization growth stocks may fall out of favor with investors, and may be particularly volatile in the event of earnings disappointments or other financial difficulties. The market could favor value stocks to the exclusion of growth stocks, or may not favor equities at all.

The Fund also is subject to interest rate risk, which is the risk that changes in interest rates will affect the value of the Fund's investments. In particular, the Fund's investments in fixed income securities, such as convertible bonds and preferred stocks, generally will change in value inversely with changes in interest rates. Also, the Fund's investments, and particularly its investments in fixed income securities, may expose it to credit risk, which is the risk that the issuer of a security will default or not be able to meet its financial obligations.

An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Fund Performance

Because the Fund recently began operations, it does not have a calendar year of performance information to compare against other mutual funds or a broad measure of securities market performance, such as an index. However, BB&T's track record in managing a similar mutual fund is discussed under "Similar Fund Performance Information."

Fund Expenses

The following expense table indicates the estimated expenses that an investor will incur as a shareholder of the Fund during the current fiscal year. These expenses are reflected in the share price of the Fund. The table does not reflect separate account or insurance contract fees and charges.

Annual Fund Operating Expenses
(expenses that are deducted from Fund assets)

Management Fees*..	0.74%
Other Expenses*..	0.61%
Total Annual Fund Operating Expenses*...	1.35%

* BB&T currently limits its management fees to 0.34%, and other expenses currently are being limited to 0.61%. Total annual fund operating expenses, after fee waivers and expense reimbursements, are estimated to be 0.95%. Any fee waiver or expense reimbursement is voluntary and may be terminated at any time.

Expense Example

Use the following table to compare fees and expenses of the Fund to other investment companies. It illustrates the amount of fees and expenses an investor would pay, assuming (1) a $10,000 investment, (2) 5% annual return, (3) redemption at the end of each time period, and (4) no changes in the Fund's total operating expenses. It does not reflect separate account or insurance contract fees and charges. An investor's actual costs may be different.

1 Year	3 Years
$ 164	$ 508

INVESTMENT OBJECTIVE, STRATEGIES AND RISKS

Investors should be aware that the investments made by the Fund and the results achieved by the Fund at any given time are not expected to be the same as those made by other mutual funds for which BB&T acts as investment adviser, including mutual funds with names, investment objectives and policies similar to the Fund. Investors should carefully consider their investment goals and willingness to tolerate investment risk before allocating their investment to the Fund.

The Fund's investment objective is capital growth. The investment objective is not fundamental, and may be changed without shareholder approval. Under normal market conditions, the Fund will invest at least 80% of its assets in a diversified portfolio of equity securities issued by large capitalization companies, and will primarily invest in companies that BB&T believes have the potential to provide significant capital growth.

In choosing investments for the Fund, BB&T uses a variety of economic projections, earnings projections, and quantitative analysis. Quantitative analysis focuses on technical data, such as price and volume information, and does not apply value judgments or utilize traditional economic analysis in determining the investment merit of a particular investment. BB&T also identifies companies with a history of above average growth or companies that are expected to enter periods of above average growth when choosing investments for the Fund.

In addition to common stock, the Fund also utilizes convertible securities and preferred stocks, which typically offer higher yields and good potential for capital appreciation. The Fund also may invest in debt securities. The portion of the Fund's total assets invested in common stock, preferred stock, convertible securities, and debt securities varies according to BB&T's assessment of market and economic conditions and outlook.

About the S&P 500(R) Index. The S&P 500(R) Index is an unmanaged index containing stocks of 500 industrial, transportation, utility and financial companies, and is regarded as generally representative of the U.S. stock market.

In addition to the above, the Fund has the flexibility to make other portfolio investments and engage in other investment techniques. More information on the Fund's investment strategies may be found in the Statement of Additional Information (see the back cover).

The Fund's investment strategies may subject it to a number of risks, including the following:

Market Risk

Although equities historically have outperformed other asset classes over the long term, their prices tend to fluctuate more dramatically over the shorter term. These movements may result from factors affecting individual companies, or from broader influences like changes in interest rates, market conditions, investor confidence or announcements of economic, political or financial information.

To the extent the Fund concentrates its investments in growth stocks, it will be subject to the risks particular to growth stocks, as well as the risk that growth stocks may underperform other types of stocks. Growth stocks may be particularly susceptible to rapid price swings during periods of economic uncertainty or in the event of earnings disappointments, and they typically have less dividend income to cushion the effect of adverse market conditions.

Because industries, companies or countries experiencing economic growth can change, the Fund's performance could suffer if BB&T is slow to respond to such changes. From time to time, the stock market may not favor the type of securities in which the Fund typically invests. Rather, the market could favor other types of securities, or it may not favor equities at all.

Interest Rate Risk

Although the Fund's primary investment focus is stocks, the Fund may invest in fixed income securities, such as convertible bonds, preferred stocks and debt securities. Generally, the value of these securities will change inversely with changes in interest rates. In addition, changes in interest rates may affect the operations of the issuers of stocks in which the Fund invests. Rising interest rates, which may be expected to lower the value of fixed income instruments and negatively impact the operations of many issuers, generally exist during periods of inflation or strong economic growth.

Credit Risk

The Fund's investments, and particularly investments in debt securities, may be affected by the creditworthiness of issuers in which the Fund invests. Changes in the financial strength, or perceived financial strength, of a company may affect the value of its securities and, therefore, impact the value of the Fund's shares.

Active Trading

The Fund will not generally trade in securities for short-term profits. However, the Fund is actively managed and, under appropriate circumstances, may purchase and sell securities without regard to the length of time held. A high portfolio turnover rate may increase transaction costs, which may negatively impact the Fund's performance.

Temporary Investments

BB&T may temporarily invest up to 100% of the Fund's assets in high quality, short-term money market instruments if it believes adverse economic or market conditions, such as excessive volatility or sharp market declines, justify taking a defensive investment posture. If the Fund attempts to limit investment risk by temporarily taking a defensive investment position, it may be unable to pursue its investment objectives during that time, and it may miss out on some or all of an upswing in the securities markets.

Please see the Statement of Additional Information for more detailed information about the Fund, its investment strategies, and its risks.

VALUATION OF SHARES

The Fund prices its shares on the basis of the net asset value of the Fund, which generally is determined as of the close of the New York Stock Exchange ("NYSE") (generally 4:00 p.m., Eastern Time) on each Business Day. A Business Day is a day on which the NYSE is open for trading. If portfolio investments of the Fund are traded in markets on days that are not Business Days of the Fund, the Fund's net asset value may vary on days when investors cannot purchase or redeem shares.

Net asset value per share for purposes of pricing sales and redemptions is calculated by dividing the value of all securities and other assets belonging to the Fund, less the liabilities charged to the Fund and any liabilities allocable to the Fund, by the number of the Fund's outstanding shares. The net asset value per share of the Fund will fluctuate as the value of the investment portfolio of the Fund changes.

The securities in the Fund will be valued at market value. If market quotations are not readily available, the securities will be valued by a method which the Board of Trustees of Variable Insurance Funds (the "Trust") believes accurately reflects fair value. For further information about valuation of investments, see the Statement of Additional Information.

PURCHASING AND REDEEMING SHARES

Shares of the Fund are available for purchase by insurance company separate accounts to serve as an investment medium for variable insurance contracts, and by qualified pension and retirement plans, certain insurance companies, its investment adviser, and its investment sub-adviser (if any). The Fund reserves the right to reject or refuse, in its discretion, any order for the purchase of the Fund's shares, in whole or in part.

Shares of the Fund are purchased or redeemed at the net asset value per share next determined after receipt and acceptance by the Fund's distributor (or other agent) of a purchase order or receipt of a redemption request. Transactions in shares of the Fund will be effected only on a Business Day of the Fund.

Payment for shares redeemed normally will be made within seven days. The Fund intends to pay cash for all shares redeemed, but under conditions which make payment in cash unwise, payment may be made wholly or partly in portfolio securities at their then market value equal to the redemption price. A shareholder may incur brokerage costs in converting such securities to cash. Payment for shares may be delayed under extraordinary circumstances or as permitted by the Securities and Exchange Commission in order to protect remaining investors.

Investors do not deal directly with the Fund to purchase or redeem shares. Please refer to the prospectus for the separate account for information on the allocation of premiums and on transfers of accumulated value among sub-accounts of the separate account that invests in the Fund.

The Fund currently does not foresee any disadvantages to investors if the Fund served as an investment medium for both variable annuity contracts and variable life insurance policies.

However, it is theoretically possible that the interest of owners of annuity contracts and life insurance policies for which the Fund has served as an investment medium might at some time be in conflict due to differences in tax treatment or other considerations. The Board of Trustees and each participating insurance company would be required to monitor events to identify any material conflicts between variable annuity contract owners and variable life insurance policy owners, and would have to determine what action, if any, should be taken in the event of such a conflict. If such a conflict occurred, an insurance company participating in the Fund might be required to redeem the investment of one or more of its separate accounts from the Fund, which might force the Fund to sell securities at disadvantageous prices.

The Fund reserves the right to discontinue offering shares at any time, or to cease investment operations entirely. In such an event, any investments allocated to the Fund will, subject to any necessary regulatory approvals, be invested in another portfolio of the Trust deemed appropriate by the Board of Trustees, or in another mutual fund.

Servicing Agents

The Trust has adopted a plan under which up to 0.25% of the Fund's average daily net assets may be expended for support services to investors, such as establishing and maintaining accounts and records, providing account information, arranging for bank wires, responding to routine inquiries, forwarding investor communications, assisting in the processing of purchase and redemption requests, and assisting investors in changing account designations and addresses. For expenses incurred and services provided, a financial institution (or its affiliate) providing these services ("Servicing Agent") may receive a fee from the Fund, computed daily and paid monthly, at an annual rate of up to 0.25% of the average daily net assets of the Fund allocable to variable insurance contracts owned by customers of the Servicing Agent. A Servicing Agent may periodically waive all or a portion of its servicing fees with respect to the Fund to increase the net income of the Fund available for distribution as dividends.

MANAGEMENT OF THE FUND

Investment Adviser

BB&T Asset Management, LLC ("BB&T"), 434 Fayetteville Street Mall, Raleigh, N.C. 27601, is the Fund's investment adviser. BB&T is a separate wholly-owned subsidiary of Branch Banking and Trust Company ("BB&T Bank"). Through its portfolio management team, BB&T makes the day-to-day investment decisions for the Fund and continuously reviews, supervises and administers the Fund's investment program.

BB&T Bank is the oldest bank in North Carolina. It is the principal bank affiliate of BB&T Corporation, a bank holding company that is a North Carolina corporation headquartered in Winston-Salem, North Carolina. As of December 31, 2001, BB&T Corporation had assets in excess of $70.9 billion. Through its subsidiaries, BB&T Corporation operates over 1000 banking offices in Georgia, Kentucky, Tennessee, West Virginia, North Carolina, South Carolina, Virginia, Maryland, and Washington, D.C., providing a broad range of financial services to individuals and businesses. In addition to general commercial, mortgage and retail banking services, BB&T Bank also provides trust, investment, insurance and travel services. BB&T Bank has provided investment management services through its Trust and Investment Services Division since 1912.

Under an investment advisory agreement between the Trust and BB&T, the Trust pays BB&T an investment advisory fee, computed daily and payable monthly, at an annual rate equal to the lesser of: (a) 0.74% of the Fund's average daily net assets; or (b) such amount as may from time to time be agreed upon in writing by the Trust and BB&T.

All investment decisions for the Fund are made by a team of investment professionals, all of whom take an active part in the decision making process.

Administrator and Distributor

BISYS Fund Services Ohio, Inc. is the administrator for the Fund, and BISYS Fund Services acts as the Fund's principal underwriter and distributor. The address of each is 3435 Stelzer Road, Columbus, Ohio 43219-3035.

See the Statement of Additional Information for further information about the Fund's service providers.

TAXATION

The Fund intends to qualify and to elect to be taxed as a "regulated investment company" under the provisions of Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). If the Fund qualifies as a "regulated investment company" and complies with the appropriate provisions of the Code, the Fund will not be liable for federal income tax on income it distributes.

The Fund intends to diversify its investments in a manner intended to comply with tax requirements generally applicable to mutual funds. In addition, the Fund will diversify its investments so that on the last day of each quarter of a calendar year, no more than 55% of the value of its total assets is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. For this purpose, securities of a single issuer are treated as one investment and each U.S. Government agency or instrumentality is treated as a separate issuer. Any security issued, guaranteed, or insured (to the extent so guaranteed or insured) by the U.S. Government or an agency or instrumentality of the U.S. Government is treated as a security issued by the U.S. Government or its agency or instrumentality, whichever is applicable.

If the Fund fails to meet this diversification requirement, income with respect to variable insurance contracts invested in the Fund at any time during the calendar quarter in which the failure occurred could become currently taxable to the owners of the contracts. Similarly, income for prior periods with respect to such contracts also could be taxable, most likely in the year of the failure to achieve the required diversification. Other adverse tax consequences could also ensue.

Since the shareholders of the Fund will be separate accounts, no discussion is included here as to the federal income tax consequences at the shareholder level. For information concerning the federal income tax consequences to purchasers of the variable life insurance policies and variable annuity contracts, see the prospectus for the relevant variable insurance contract. See the Statement of Additional Information for more information on taxes.

SIMILAR FUND PERFORMANCE INFORMATION

The following table provides information concerning the historical total return performance of the Trust Shares class of the BB&T Large Company Growth Fund (the "Similar Fund"), a series of BB&T Mutual Fund Group. The Similar Fund's investment objective, policies and strategies are substantially similar to those of the Fund, and is currently managed by the same portfolio management team. While the investment objectives, policies and risks of the Similar Fund and the Fund are similar, they are not identical, and the performance of the Similar Fund and the Fund will vary. The data is provided to illustrate the past performance of BB&T in managing a substantially similar investment portfolio and does not represent the past performance of the Fund or the future performance of the Fund or its portfolio management team. Consequently, potential investors should not consider this performance data as an indication of the future performance of the Fund or of its portfolio management team.

The performance data shown below reflects the net operating expenses of the Similar Fund, which are lower than the estimated operating expenses of the Fund (prior to fee waivers and/or expense reimbursements). Performance would have been lower for the Similar Fund if the Fund's expenses (before waiver and/or reimbursement) were used. In addition, the Similar Fund, unlike the Fund, is not sold to insurance company separate accounts to fund variable insurance contracts. As a result, the performance results presented below do not take into account charges or deductions against a separate account or variable insurance contract for cost of insurance charges, premium loads, administrative fees, maintenance fees, premium taxes, mortality and expense risk charges, or other charges that may be incurred under a variable insurance contract for which the Fund serves as an underlying investment vehicle. By contrast, investors with contract value allocated to the Fund will be subject to charges and expenses relating to variable insurance contracts and separate accounts.

The Similar Fund's performance data shown below is calculated in accordance with standards prescribed by the Securities and Exchange Commission for the calculation of average annual total return information. The investment results of the Similar Fund presented below are unaudited and are not intended to predict or suggest results that might be experienced by the Similar Fund or the Fund. Share prices and investment returns will fluctuate reflecting market conditions, as well as changes in company-specific fundamentals of portfolio securities. The performance data for the benchmark index identified below does not reflect the fees or expenses of the Similar Fund or the Fund.

Average Annual Total Returns for the Similar Fund and for Its Benchmark Index for Periods Ended December 31, 2001

Similar Fund/Benchmark	1 Year	Since Inception	Inception Date
BB&T Large Company Growth Fund*	**-21.30%**	**3.03%**	**10/3/97**
S&P 500(R) Index**	**-13.04%**	**7.02%**	**10/3/97**

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*   The Similar Fund performance information set forth above reflects fee waivers and/or expense reimbursements. Absent such waivers and/or reimbursements, Similar Fund performance would have been lower.

**   The Standard & Poor's 500(R) Composite Stock Price Index is an unmanaged index containing stocks of 500 industrial, transportation, utility and financial companies, and is regarded as generally representative of the U.S. stock market. The Index reflects income and distributions, if any, but does not reflect fees, brokerage commissions, or other expenses of investing.

GENERAL INFORMATION

Description of the Trust and Its Shares

Variable Insurance Funds was organized as a Massachusetts business trust in 1994 and currently consists of multiple portfolios. The Board of Trustees of the Trust may establish additional portfolios in the future. Under Massachusetts law, shareholders could be held personally liable for the obligations of the Trust under certain circumstances. However, the Trust's declaration of trust disclaims liability of its shareholders and provides for indemnification out of Trust property for all loss and expense of any shareholder held personally liable for the obligations of the Trust. Accordingly, the risk of a shareholder incurring financial loss on account of shareholder liability should be considered remote.

Miscellaneous

No person has been authorized to give any information or to make any representations not contained in this prospectus in connection with the offering made by this prospectus. If given or made, such information or representations must not be relied upon as having been authorized by the Fund or its distributor. This prospectus does not constitute an offering by the Fund or its distributor in any jurisdiction in which such offering may not be lawfully made.

FINANCIAL HIGHLIGHTS

The following table is included to assist investors in evaluating the financial performance of the Fund since its commencement of operations through December 31, 2001. Certain information reflects financial results of a single share. "Total Return" represents how much an investment in the Fund would have earned during the period. This information has been audited by Ernst & Young LLP. This information, along with the Fund's financial statements, is included in the Fund's annual report, which may be obtained without charge upon request.

For a share outstanding throughout the period:	Period Ended December 31, 2001(a)
Net Asset Value, Beginning of Period	$ 10.00
Investment Activities:	
Net investment loss	(0.01)
Net realized and unrealized gains on investments	0.84
Total from Investment Activities	0.83
Net Asset Value, End of Period	$ 10.83
Total Return	8.30%(b)
Ratios/Supplementary Data:	
Net assets, End of Period (000's)	$ 10,876
Ratio of expenses to average net assets	1.19%(c)
Ratio of net investment loss to average net assets	(0.32)%(c)
Ratio of expenses to average net assets*	1.59%(c)
Portfolio turnover	16.20%(b)

(a) For the period from October 14, 2001 (commencement of operations) through December 31, 2001.
(b) Not annualized.
(c) Annualized.
* During the period, certain fees were voluntarily reduced. If such voluntary fee reductions had not occurred, the ratios would have been as indicated.

For more information about the Fund, the following documents are available free upon request:

Annual/Semi-Annual Reports:
The Fund's annual and semi-annual reports to shareholders contain additional information on the Fund's investments. In the annual report, an investor will find a discussion of the market conditions and investment strategies that significantly affected the Fund's performance during its last fiscal year.

Statement of Additional Information (SAI): The SAI provides more detailed information about the Fund, including its operations and investment policies. It is incorporated by reference and is legally considered a part of this prospectus.

An investor can get free copies of the reports and the SAI, or request other information and discuss any questions about the Fund, by contacting a broker or bank that sells an insurance contract that offers the Fund as an investment option. Or contact the Fund at:

Variable Insurance Funds
3435 Stelzer Road
Columbus, Ohio 43219-3035
Telephone: 1-800-288-1872

Investors can review and copy the SAI and other information about the Fund at the Public Reference Room of the Securities and Exchange Commission. Investors may call 1-202-942-8090 for more information about the Public Reference Room. Investors can get text-only copies of information about the Fund:

- For a fee, by writing the Public Reference Section of the Commission, Washington, D.C. 20549-0102 or by electronic request at publicinfo@sec.gov.

- Free from the Commission's Website at http://www.sec.gov.

Investment Company Act file no. 811-8644.

BB&T Capital Appreciation Fund

Variable Insurance Funds
3435 Stelzer Road
Columbus, Ohio 43219-3035
1-800-288-1872

The BB&T Capital Appreciation Fund seeks long-term capital appreciation by investing primarily in equity securities of U.S. companies with growth potential. The Fund's goals and investment programs are described in detail inside. BB&T Asset Management, LLC ("BB&T") serves as the Fund's investment adviser.

The Fund sells its shares to insurance company separate accounts, so that the Fund may serve as an investment option under variable life insurance policies and variable annuity contracts issued by insurance companies. The Fund also may sell its shares to certain other investors, such as qualified pension and retirement plans, insurance companies, and BB&T.

This prospectus should be read in conjunction with the separate account's prospectus describing the variable insurance contract. Please read both prospectuses and retain them for future reference.

The Securities and Exchange Commission has not approved the Fund's shares or determined whether this prospectus is accurate or complete. Anyone who tells you otherwise is committing a crime.

The date of this prospectus is May 1, 2002.

RISK/RETURN SUMMARY AND FUND EXPENSES

Investment Objective

The Fund seeks long-term capital appreciation.

Principal Investment Strategies

Under normal market conditions, the Fund will invest primarily in equity securities of U.S. companies with market capitalizations in excess of $2 billion that BB&T believes have an established record of growth and continue to present significant growth potential. In managing the Fund, BB&T identifies companies that have established records of earnings and sales growth over a period of at least three years that it believes are poised to meet or exceed these figures going forward. These companies generally will have lower amounts of long-term debt; have attractive price/earnings ratios; and have stock prices which have outperformed the Standard & Poor's 500(R) Composite Stock Price Index ("S&P 500(R) Index").

Principal Investment Risks

An investment in the Fund entails investment risk, including possible loss of the principal amount invested. The Fund is subject to market risk, which is the risk that the market value of a portfolio security may move up and down, sometimes rapidly and unpredictably. This risk may be greatest for the Fund's investments in equity securities, including common stocks. Growth stocks may be particularly volatile in the event of earnings disappointments or other financial difficulties. The market could favor value stocks to the exclusion of growth stocks, or may not favor equities at all.

The Fund also is subject to interest rate risk, which is the risk that changes in interest rates will affect the value of the Fund's investments. In particular, the Fund's investments in fixed income securities, such as convertible bonds and preferred stocks, generally will change in value inversely with changes in interest rates. Also, the Fund's investments, and particularly its investments in fixed income securities, may expose it to credit risk, which is the risk that the issuer of a security will default or not be able to meet its financial obligations.

An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Fund Performance

Because the Fund recently began operations, it does not have a calendar year of performance information to compare against other mutual funds or a broad measure of securities market performance, such as an index.

Fund Expenses

The following expense table indicates the estimated expenses that an investor will incur as a shareholder of the Fund during the current fiscal year. These expenses are reflected in the share price of the Fund. The table does not reflect separate account or insurance contract fees and charges.

Annual Fund Operating Expenses
(expenses that are deducted from Fund assets)

Management Fees*..	0.74%
Other Expenses*..	0.60%
Total Annual Fund Operating Expenses*...	1.34%

* BB&T currently limits its management fees to 0.35%, and other expenses currently are being limited to 0.60%. Total annual fund operating expenses, after fee waivers and expense reimbursements, are estimated to be 0.95%. Any fee waiver or expense reimbursement is voluntary and may be terminated at any time.

Expense Example

Use the following table to compare fees and expenses of the Fund to other investment companies. It illustrates the amount of fees and expenses an investor would pay, assuming (1) a $10,000 investment, (2) 5% annual return, (3) redemption at the end of each time period, and (4) no changes in the Fund's total operating expenses. It does not reflect separate account or insurance contract fees and charges. An investor's actual costs may be different.

1 Year	3 Years
$ 163	$ 505

INVESTMENT OBJECTIVE, STRATEGIES AND RISKS

Investors should be aware that the investments made by the Fund and the results achieved by the Fund at any given time are not expected to be the same as those made by other mutual funds for which BB&T acts as investment adviser, including mutual funds with names, investment objectives and policies similar to the Fund. Investors should carefully consider their investment goals and willingness to tolerate investment risk before allocating their investment to the Fund.

The Fund's investment objective is long-term capital appreciation. The investment objective is not fundamental, and may be changed without shareholder approval. Under normal market conditions, the Fund will invest primarily in equity securities of U.S. companies with market capitalizations in excess of $2 billion that BB&T believes have an established record of growth and continue to present significant growth potential.

BB&T searches for companies that have established records of earnings and sales growth over a period of at least three years that it believes are poised to meet or exceed these figures going forward. These companies will generally have lower amounts of long-term debt; attractive price/earnings ratios in relation to a company's three to five-year earnings per share growth rate; and stock prices which have outperformed the S&P 500(R) Index over the previous six months. In evaluating prospective investments, BB&T also considers growth factors such as a company's new products, changes in management, and business restructuring. BB&T will attempt to avoid overweighting the Fund's position on any specific market sector beyond 150% of the weighting that sector has in the S&P 500(R) Index. The Fund may also invest in preferred stock, warrants, or debt securities that are convertible into common stock.

The Fund may, but is not required to, sell a portfolio investment if a company fails to meet earnings or revenue expectations or becomes overvalued, to change the Fund's weighting in a particular company or industry sector, or if better opportunities are available.

About the S&P 500(R) Index. The S&P 500(R) Index is an unmanaged index containing stocks of 500 industrial, transportation, utility and financial companies, and is regarded as generally representative of the U.S. stock market.

In addition to the above, the Fund has the flexibility to make other portfolio investments and engage in other investment techniques. More information on the Fund's investment strategies may be found in the Statement of Additional Information (see the back cover).

The Fund's investment strategies may subject it to a number of risks, including the following:

Market Risk

Although equities historically have outperformed other asset classes over the long term, their prices tend to fluctuate more dramatically over the shorter term. These movements may result from factors affecting individual companies, or from broader influences like changes in interest

4

rates, market conditions, investor confidence or announcements of economic, political or financial information.

To the extent the Fund concentrates its investments in growth stocks, it will be subject to the risks particular to growth stocks, as well as the risk that growth stocks may underperform other types of stocks. Growth stocks may be particularly susceptible to rapid price swings during periods of economic uncertainty or in the event of earnings disappointments, and they typically have less dividend income to cushion the effect of adverse market conditions.

Because industries, companies or countries experiencing economic growth can change, the Fund's performance could suffer if BB&T is slow to respond to such changes. From time to time, the stock market may not favor the type of securities in which the Fund typically invests. Rather, the market could favor other types of securities, or it may not favor equities at all.

Interest Rate Risk

Although the Fund's primary investment focus is stocks, the Fund may invest in fixed income securities, such as convertible bonds, preferred stocks and debt securities. Generally, the value of these securities will change inversely with changes in interest rates. In addition, changes in interest rates may affect the operations of the issuers of stocks in which the Fund invests. Rising interest rates, which may be expected to lower the value of fixed income instruments and negatively impact the operations of many issuers, generally exist during periods of inflation or strong economic growth.

Credit Risk

The Fund's investments, and particularly investments in debt securities, may be affected by the creditworthiness of issuers in which the Fund invests. Changes in the financial strength, or perceived financial strength, of a company may affect the value of its securities and, therefore, impact the value of the Fund's shares.

Active Trading

The Fund will not generally trade in securities for short-term profits. However, the Fund is actively managed and, under appropriate circumstances, may purchase and sell securities without regard to the length of time held. A high portfolio turnover rate may increase transaction costs, which may negatively impact the Fund's performance.

Temporary Investments

BB&T may temporarily invest up to 100% of the Fund's assets in high quality, short-term money market instruments if it believes adverse economic or market conditions, such as excessive volatility or sharp market declines, justify taking a defensive investment posture. If the Fund attempts to limit investment risk by temporarily taking a defensive investment position, it may be unable to pursue its investment objectives during that time, and it may miss out on some or all of an upswing in the securities markets.

Please see the Statement of Additional Information for more detailed information about the Fund, its investment strategies, and its risks.

VALUATION OF SHARES

The Fund prices its shares on the basis of the net asset value of the Fund, which generally is determined as of the close of the New York Stock Exchange ("NYSE") (generally 4:00 p.m., Eastern Time) on each Business Day. A Business Day is a day on which the NYSE is open for trading. If portfolio investments of the Fund are traded in markets on days that are not Business Days of the Fund, the Fund's net asset value may fluctuate on days when investors cannot purchase or redeem shares.

Net asset value per share for purposes of pricing sales and redemptions is calculated by dividing the value of all securities and other assets belonging to the Fund, less the liabilities charged to the Fund and any liabilities allocable to the Fund, by the number of the Fund's outstanding shares. The net asset value per share of the Fund will fluctuate as the value of the investment portfolio of the Fund changes.

The securities in the Fund will be valued at market value. If market quotations are not readily available, the securities will be valued by a method which the Board of Trustees of the Variable Insurance Funds (the "Trust") believes accurately reflects fair value. For further information about valuation of investments, see the Statement of Additional Information.

PURCHASING AND REDEEMING SHARES

Shares of the Fund are available for purchase by insurance company separate accounts to serve as an investment medium for variable insurance contracts, and by qualified pension and retirement plans, certain insurance companies, and BB&T. The Fund reserves the right to reject or refuse, in its discretion, any order for the purchase of the Fund's shares, in whole or in part.

Shares of the Fund are purchased or redeemed at the net asset value per share next determined after receipt and acceptance by the Fund's distributor (or other agent) of a purchase order or receipt of a redemption request. Transactions in shares of the Fund will be effected only on a Business Day of the Fund.

Payment for shares redeemed normally will be made within seven days. The Fund intends to pay cash for all shares redeemed, but under conditions which make payment in cash unwise, payment may be made wholly or partly in portfolio securities at their then market value equal to the redemption price. A shareholder may incur brokerage costs in converting such securities to cash. Payment for shares may be delayed under extraordinary circumstances or as permitted by the Securities and Exchange Commission in order to protect remaining investors.

Investors do not deal directly with the Fund to purchase or redeem shares. Please refer to the prospectus for the separate account for information on the allocation of premiums and on transfers of accumulated value among sub-accounts of the separate account that invests in the Fund.

The Trust currently does not foresee any disadvantages to investors if the Fund serves as an investment medium for both variable annuity contracts and variable life insurance policies. However, it is theoretically possible that the interest of owners of annuity contracts and life insurance policies for which the Fund has served as an investment medium might at some time be in conflict due to differences in tax treatment or other considerations. The Board of Trustees and each participating insurance company would be required to monitor events to identify any material conflicts between variable annuity contract owners and variable life insurance policy owners, and would have to determine what action, if any, should be taken in the event of such a conflict. If such a conflict occurred, an insurance company participating in the Fund might be required to redeem the investment of one or more of its separate accounts from the Fund, which might force the Fund to sell securities at disadvantageous prices.

The Fund reserves the right to discontinue offering shares at any time, or to cease investment operations entirely. In such an event, any investments allocated to the Fund will, subject to any necessary regulatory approvals, be invested in another portfolio of the Trust deemed appropriate by the Board of Trustees, or in another mutual fund.

Servicing Agents

The Trust has adopted a plan under which up to 0.25% of the Fund's average daily net assets may be expended for support services to investors, such as establishing and maintaining accounts and records, providing account information, arranging for bank wires, responding to routine inquiries, forwarding investor communications, assisting in the processing of purchase and redemption requests, and assisting investors in changing account designations and addresses. For expenses incurred and services provided, a financial institution (or its affiliate) providing these services ("Servicing Agent") may receive a fee from the Fund, computed daily and paid monthly, at an annual rate of up to 0.25% of the average daily net assets of the Fund allocable to variable insurance contracts owned by customers of the Servicing Agent. A Servicing Agent may periodically waive all or a portion of its servicing fees with respect to the Fund to increase the net income of the Fund available for distribution as dividends.

MANAGEMENT OF THE FUND

Investment Adviser

BB&T Asset Management, LLC ("BB&T"), 434 Fayetteville Street Mall, Raleigh, N.C. 27601, is the Fund's investment adviser. BB&T is a separate wholly-owned subsidiary of Branch Banking and Trust Company ("BB&T Bank"). Through its portfolio management team, BB&T makes the day-to-day investment decisions for the Fund and continuously reviews, supervises and administers the Fund's investment program.

BB&T Bank is the oldest bank in North Carolina. It is the principal bank affiliate of BB&T Corporation, a bank holding company that is a North Carolina corporation headquartered in Winston-Salem, North Carolina. As of December 31, 2001, BB&T Corporation had assets in excess of $70.9 billion. Through its subsidiaries, BB&T Corporation operates over 1000 banking offices in Georgia, Kentucky, Tennessee, West Virginia, North Carolina, South Carolina, Virginia, Maryland, and Washington, D.C., providing a broad range of financial services to individuals and businesses. In addition to general commercial, mortgage and retail banking services, BB&T Bank also provides trust, investment, insurance and travel services. BB&T Bank has provided investment management services through its Trust and Investment Services Division since 1912.

Under an investment advisory agreement between the Trust and BB&T, the Trust pays BB&T an investment advisory fee, computed daily and payable monthly, at an annual rate equal to the lesser of: (a) 0.74% of the Fund's average daily net assets; or (b) such amount as may from time to time be agreed upon in writing by the Trust and BB&T.

David P. Nolan is the Portfolio Manager and also serves as Vice-President of BB&T. He has more than 14 years of investment experience. Prior to joining BB&T in 2000, Mr. Nolan served as Vice-President of One Valley Bank and as an account executive with Alex Brown & Sons Incorporated.

Administrator and Distributor

BISYS Fund Services Ohio, Inc. is the administrator for the Fund, and BISYS Fund Services acts as the Fund's principal underwriter and distributor. The address of each is 3435 Stelzer Road, Columbus, Ohio 43219-3035.

See the Statement of Additional Information for further information about the Fund's service providers.


TAXATION


The Fund intends to qualify and to elect to be taxed as a "regulated investment company" under the provisions of Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). If the Fund qualifies as a "regulated investment company" and complies with the appropriate provisions of the Code, the Fund will not be liable for federal income tax on income it distributes.

The Fund intends to diversify its investments in a manner intended to comply with tax requirements generally applicable to mutual funds. In addition, the Fund will diversify its investments so that on the last day of each quarter of a calendar year, no more than 55% of the value of its total assets is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. For this purpose, securities of a single issuer are treated as one investment and each U.S. Government agency or instrumentality is treated as a separate issuer. Any security issued, guaranteed, or insured (to the extent so guaranteed or insured) by the U.S. Government or an agency or instrumentality of the U.S. Government is treated as a security issued by the U.S. Government or its agency or instrumentality, whichever is applicable.

If the Fund fails to meet this diversification requirement, income with respect to variable insurance contracts invested in the Fund at any time during the calendar quarter in which the failure occurred could become currently taxable to the owners of the contracts. Similarly, income for prior periods with respect to such contracts also could be taxable, most likely in the year of the failure to achieve the required diversification. Other adverse tax consequences could also ensue.

Since the shareholders of the Fund will be separate accounts, no discussion is included here as to the federal income tax consequences at the shareholder level. For information concerning the federal income tax consequences to purchasers of the variable life insurance policies and variable annuity contracts, see the prospectus for the relevant variable insurance contract. See the Statement of Additional Information for more information on taxes.

GENERAL INFORMATION

Description of the Trust and Its Shares

Variable Insurance Funds was organized as a Massachusetts business trust in 1994 and currently consists of multiple portfolios. The Board of Trustees of the Trust may establish additional portfolios in the future. Under Massachusetts law, shareholders could be held personally liable for the obligations of the Trust under certain circumstances. However, the Trust's declaration of trust disclaims liability of its shareholders and provides for indemnification out of Trust property for all loss and expense of any shareholder held personally liable for the obligations of the Trust. Accordingly, the risk of a shareholder incurring financial loss on account of shareholder liability should be considered remote.

Miscellaneous

No person has been authorized to give any information or to make any representations not contained in this prospectus in connection with the offering made by this prospectus. If given or made, such information or representations must not be relied upon as having been authorized by the Fund or its distributor. This prospectus does not constitute an offering by the Fund or its distributor in any jurisdiction in which such offering may not be lawfully made.

FINANCIAL HIGHLIGHTS

The following table is included to assist investors in evaluating the financial performance of the Fund since its commencement of operations through December 31, 2001. Certain information reflects financial results of a single share. "Total Return" represents how much an investment in the Fund would have earned during the period. This information has been audited by Ernst & Young LLP. This information, along with the Fund's financial statements, is included in the Fund's annual report, which may be obtained free of charge upon request.

For a share outstanding throughout the period:	Period Ended December 31, 2001 (a)
Net Asset Value, Beginning of Period	$ 10.00
Investment Activities	
Net investment loss	(0.01)
Net realized and unrealized gains from investments	0.71
Total from Investment Activities	0.70
Net Asset Value, End of Period	$10.70
Total Return	7.00%(b)
Ratios/Supplementary Data:	
Net assets, End of Period (000's)	$ 10,713
Ratio of expenses to average net assets	1.19%(c)
Ratio of net investment loss to average net assets	(0.55%)(c)
Ratio of expenses to average net assets*	1.58%(c)
Portfolio turnover	3.82%(b)

_____
(a)   For the period from October 14, 2001 (commencement of operations) through December 31, 2001.
(b)   Not annualized.
(c)   Annualized.
*   During the period, certain fees were voluntarily reduced. If such voluntary fee reductions had not occurred, the ratios would have been as indicated.

For more information about the Fund, the following documents are available free upon request:

Annual/Semi-Annual Reports:
The Fund's annual and semi-annual reports to shareholders contain additional information on the Fund's investments. In the annual report, an investor will find a discussion of the market conditions and investment strategies that significantly affected the Fund's performance during its last fiscal year.

Statement of Additional Information (SAI): The SAI provides more detailed information about the Fund, including its operations and investment policies. It is incorporated by reference and is legally considered a part of this prospectus.

An investor can get free copies of the reports and the SAI, or request other information and discuss any questions about the Fund, by contacting a broker or bank that sells an insurance contract that offers the Fund as an investment option. Or contact the Fund at:

Variable Insurance Funds
3435 Stelzer Road
Columbus, Ohio 43219-3035
Telephone: 1-800-288-1872

Investors can review and copy the SAI and other information about the Fund at the Public Reference Room of the Securities and Exchange Commission. Investors may call 1-202-942-8090 for more information about the Public Reference Room. Investors can get text-only copies of information about the Fund:

- For a fee, by writing the Public Reference Section of the Commission, Washington, D.C. 20549-0102 or by electronic request at publicinfo@sec.gov.

- Free from the Commission's Website at http://www.sec.gov.

Investment Company Act file no. 811-8644.

BB&T Capital Manager Aggressive Growth Fund

Variable Insurance Funds
3435 Stelzer Road
Columbus, Ohio 43219-3035
1-800-288-1872

The BB&T Capital Manager Aggressive Growth Fund ("Fund") seeks capital appreciation by investing primarily in a diversified portfolio of mutual funds offered by the BB&T Funds, an affiliated open-end investment company. The Fund's goals and investment program are described in detail inside. BB&T Asset Management, LLC ("BB&T") serves as the Fund's investment adviser.

The Fund sells its shares to insurance company separate accounts, so that the Fund may serve as an investment option under variable life insurance policies and variable annuity contracts issued by insurance companies. The Fund also may sell its shares to certain other investors, such as qualified pension and retirement plans, insurance companies, and BB&T.

This prospectus should be read in conjunction with the separate account's prospectus describing the variable insurance contract. Please read both prospectuses and retain them for future reference.

The Securities and Exchange Commission has not approved the Fund's shares or determined whether this prospectus is accurate or complete. Anyone who tells you otherwise is committing a crime.

The date of this prospectus is May 1, 2002.

RISK/RETURN SUMMARY AND FUND EXPENSES

Investment Objective

The Fund seeks capital appreciation.

Principal Investment Strategies

Under normal market conditions, the Fund will invest primarily in a diversified portfolio of mutual funds offered by the BB&T Funds, an affiliated open-end investment company (the "Underlying Funds"). The Fund will purchase shares of the Underlying Funds at net asset value and without sales charge.

Principal Investment Risks

An investment in the Fund entails investment risk, including possible loss of the principal amount invested. The Fund is subject to market risk, which is the risk that the market value of its investments in Underlying Funds may move up and down, sometimes rapidly and unpredictably. This risk may be greatest for the Fund's investments in Underlying Funds that primarily invest in common stocks and other equity securities. The Fund also is subject to interest rate risk, which is the risk that changes in interest rates will affect the value of the Fund's investments. In particular, the Fund's investments in Underlying Funds that primarily invest in fixed income securities generally will change in value inversely with changes in interest rates. Also, the Fund's investments, and particularly its investments in Underlying Funds that primarily invest in fixed income securities, may expose the Fund to credit risk, which is the risk that an issuer of the portfolio securities held by the Underlying Funds will default or not be able to meet its financial obligations.

In addition, the Fund is subject to foreign investment risk, which is the risk that the Fund's investments in Underlying Funds that invest in securities issued by foreign companies may subject the Fund to risks that are different from, or in addition to, investments in the securities of domestic issuers. These risks include exposure to currency fluctuations, a lack of adequate company information, political instability, and differing auditing and legal standards.

An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Fund Performance

Because the Fund recently began operations, it does not have a calendar year of performance information to compare against other mutual funds or a broad measure of securities market performance, such as an index.

Fund Expenses

The following expense table indicates the expenses that an investor will incur as a shareholder of the Fund during the current fiscal year. These expenses are reflected in the share price of the Fund. The table does not reflect separate account or insurance contract fees and charges.

Annual Fund Operating Expenses
(expenses that are deducted from Fund assets)

Management Fees*...0.25%
Other Expenses*...0.38%
Total Annual Fund Operating Expenses*...0.63%

_____

* BB&T currently limits its management fees to 0.15%, and other expenses currently are being limited to 0.38%. Total expenses after fee waivers and expense reimbursements are 0.53%. Any fee waiver or expense reimbursement is voluntary and may be terminated at any time.

In addition to the expenses shown above, investors will indirectly bear their pro rata share of fees and expenses incurred by the Underlying Funds, so that the investment returns of the Fund will be net of the expenses of the Underlying Funds. BB&T currently waives a portion of its management fees and/or reimburses operating expenses with respect to certain of the Underlying Funds. Any such fee waiver or expense reimbursement is voluntary and may be terminated at any time. Any termination of a fee waiver or expense reimbursement undertaking with respect to an Underlying Fund may be expected to increase the operating expenses of that Underlying Fund and, therefore, the operating expenses of the Fund.

Based on the expenses for the Fund and the expenses of the Underlying Funds during their most recent fiscal years, the average weighted expense ratio for the Fund, expressed as a percentage of average daily net assets, is estimated to be approximately 1.60%, and is generally expected to vary within a range of 1.56% to 1.72%.

Expense Example

Use the following table to compare fees and expenses of the Fund to other investment companies. It illustrates the amount of fees and expenses an investor would pay, assuming (1) a $10,000 investment, (2) 5% annual return, (3) redemption at the end of each time period, and (4) no changes in the Fund's total operating expenses. It does not reflect separate account or insurance contract fees and charges. An investor's actual costs may be different.

1 Year	3 Years	5 Years	10 Years
$ 69	$ 218	$ 379	$ 847

INVESTMENT OBJECTIVE AND STRATEGIES

Investors should be aware that the investments made by the Fund at any given time are not expected to be the same as those made by other mutual funds for which BB&T acts as investment adviser, including mutual funds with names, investment objectives and policies similar to the Fund. Investors should carefully consider their investment goals and willingness to tolerate investment risk before allocating their investment to the Fund.

The Fund's investment objective is capital appreciation. Under normal market conditions, the Fund will invest primarily in a diversified portfolio of Underlying Funds. BB&T anticipates that the Fund generally will focus on Underlying Funds that invest primarily in equity securities. However, it also may invest a portion of its assets in Underlying Funds that invest primarily in fixed income securities or money market instruments. For temporary cash management and liquidity purposes, the Fund also may hold cash and invest in short-term obligations.

The Fund's investment strategy is diversified by its investments in the Underlying Funds, which invest in growth- and value- oriented equity securities, foreign securities, debt securities, and cash and cash equivalents. The allocation of the Fund's assets among the Underlying Funds will be made by BB&T, which will make allocation decisions according to its outlook for the economy, financial markets, and relative market valuation of the Underlying Funds. The Fund's net asset value will fluctuate with changes in the securities markets and the value of the Underlying Funds in which it invests.

More information on the Fund's investment strategies, and those of the Underlying Funds, may be found in the Statement of Additional Information (see back cover).

Investment Objectives And Policies--Underlying Funds

Following are brief descriptions of the Underlying Funds in which the Fund may invest. Underlying Funds may be added or deleted as investment options at the discretion of BB&T.

BB&T Equity Funds

BB&T Equity Index Fund. The BB&T Equity Index Fund's investment objective is to seek investment results that correspond to the total return of the broad range of common stocks represented in the Standard & Poor's 500 (R) Composite Stock Price Index ("S&P 500(R) Index"). The fund seeks this objective by investing all of its assets in a separate mutual fund, called the S&P 500(R) Index Master Portfolio ("Master Portfolio"). The Master Portfolio pursues its investment objective by holding each of the stocks that make up the S&P 500(R) Index.

- *About the S&P 500(R) Index.* The S&P 500(R) Index is an unmanaged index containing stocks of 500 industrial, transportation, utility and financial companies, regarded as generally representative of the U.S. stock market. As of a recent date, the average capitalization of companies in the S&P 500(R) Index was $105 billion.

BB&T Large Company Growth Fund. The BB&T Large Company Growth Fund's investment objective is to seek long-term capital appreciation by investing primarily in a diversified portfolio of equity and equity-related securities of large capitalization growth companies. Under normal market conditions, the fund will invest at least 80% of its assets in common stocks of companies whose market capitalizations exceed the average capitalization of companies in the S&P 500(R) Index and that have attractive potential for growth.

When choosing securities for the fund, BB&T uses a variety of economic projections, quantitative techniques, and earnings projections in formulating individual stock purchase and sale decisions. In choosing individual stocks, BB&T identifies companies with a history of above average growth or companies that are expected to enter periods of above average growth. Some of the criteria that BB&T uses to select these companies are return on equity, price and earnings momentum, earnings surprise, the company's management and the company's position within its industry.

BB&T Large Company Value Fund. The BB&T Large Company Value Fund's investment objective is to seek capital growth, current income or both, primarily through investment in stocks. Under normal market conditions, the fund will invest at least 80% of its assets in stocks within the Russell 1000(R) Value Index. These stocks may include common stocks, preferred stocks, warrants, or debt instruments that are convertible to common stocks. While some stocks may be purchased primarily to achieve the fund's investment objective for income, most stocks will be purchased by the fund primarily in furtherance of its investment objective for growth.

- *About the Russell 1000(R) Value Index.* The Russell 1000(R) Value Index measures the performance of the companies included in the Russell 1000(R) Index (which measures the performance of the 1,000 largest U.S. companies based on total market capitalization) with lower price-to-book ratios and lower forecasted growth values.

BB&T Mid Cap Growth Fund. The BB&T Mid Cap Growth Fund's investment objective is to seek long-term growth of capital. Under normal market conditions, the fund invests at least 80% of its assets in common stocks of U.S. companies with medium market capitalizations that have an established record of growth and continue to present significant potential for capital appreciation. Medium capitalization companies are generally those companies with market capitalizations between $2 billion and $10 billion. In selecting investments for the fund, BB&T will consider growth factors such as a company's new products, changes in management, and business restructurings. BB&T will also search for companies that have established records of earnings and sales growth over a period of at least three years that it believes are poised to meet or exceed these figures going forward.

BB&T may sell a stock if a company fails to meet earnings or revenue expectations or becomes overvalued (i.e., high price/earnings ratio relative to its earnings growth). BB&T also may sell a stock to change the fund's weighting in a particular company or industry sector, or if better opportunities are available. Due to its investment strategy, the fund may buy and sell securities frequently, which may result in higher transaction costs.

BB&T Mid Cap Value Fund. The BB&T Mid Cap Value Fund's investment objective is to seek capital appreciation, with a secondary goal of current income. Under normal market conditions, the fund seeks this objective by investing at least 80% of its assets in domestically traded common stocks of U.S. companies whose average market capitalization is close to that of those companies in the Russell Midcap Value Index. As of a recent date, the average market capitalization of companies in the Russell Midcap Value Index was $5.7 billion.

In managing the fund, BB&T attempts to diversify across different economic sectors, selecting the stocks that BB&T believes are undervalued and have a favorable outlook. In choosing individual stocks BB&T, examines the value, growth and momentum characteristics of a particular issuer. While most stocks may be purchased primarily for capital appreciation, some stocks will be purchased for current income. BB&T will favor stocks of issuers which over a five-year period have achieved cumulative income in excess of the cumulative dividends paid to shareholders.

BB&T Small Company Growth Fund. The BB&T Small Company Growth Fund's investment objective is to seek long-term capital appreciation through investment primarily in a diversified portfolio of equity and equity-related securities of small capitalization growth companies. Under normal market conditions, the fund will invest in companies that are considered to have favorable and above average earnings growth prospects and at least 80% of its assets will be invested in small companies with a market capitalization under $2 billion at the time of purchase. In making portfolio investments, the fund will assess characteristics such as financial condition, revenue, growth, profitability, earnings per share growth and trading liquidity.

BB&T International Equity Fund. The BB&T International Equity Fund's investment objective is to seek long-term capital appreciation through investment primarily in equity securities of foreign issuers. Under normal market conditions, the fund will invest at least 80% of its assets in non-dollar denominated equity securities primarily in countries included in the Morgan Stanley Capital International EAFE(R) (Europe, Australasia, Far East) Index ("MSCI EAFE(R) Index"), and may also invest its assets in countries with emerging economies or securities markets. The fund will be diversified across countries, industry groups and companies with investment at all times in at least three foreign countries.

When choosing securities, a value investment style is employed so that the investment sub-adviser targets equity securities that are believed to be undervalued. The investment sub-adviser will emphasize stocks with price/earnings ratios below average for a security's earnings trend, and a security's price momentum will be also a factor considered in security selection. The investment sub-adviser will also consider macroeconomic factors such as the prospects for relative economic growth among certain foreign countries, expected levels of inflation, government policies influencing business conditions, and the outlook for currency relationships.

About the MSCI EAFE(R) Index. The MSCI EAFE(R) Index is a market value-weighted average of the performance of more than 900 securities listed on the stock exchanges of developed countries in Europe, Australia, and the Far East. The MSCI EAFE(R) Index is considered to be generally representative of the performance of the stock markets of the more industrialized countries in those regions.

BB&T Stock and Bond Fund

BB&T Balanced Fund. The BB&T Balanced Fund's investment objective is to seek long-term capital growth and to produce current income. The fund seeks to achieve this objective by investing in a broadly diversified portfolio of securities, including common stocks, preferred stocks and bonds.

The portion of the fund's assets invested in each type of security will vary in accordance with economic conditions, the general level of common stock prices, interest rates and other relevant considerations, including the risks associated with each investment medium. Thus, although the fund seeks to reduce the risks associated with any one investment medium by utilizing a variety of investments, performance will depend upon the additional factors of timing and the ability of BB&T to judge and react to changing market conditions.

It is a fundamental policy of the fund that it will invest at least 25% of its assets in fixed-income senior securities. For this purpose, fixed-income senior securities include debt securities, preferred stock and that portion of the value of securities convertible into common stock, including convertible preferred stock and convertible debt, which is attributable to the fixed-income characteristics of those securities.

BB&T Bond Funds

The investment objective of each of these Underlying Funds is to seek current income consistent with the preservation of capital:

- *The BB&T Short U.S. Government Income Fund* under normal market conditions will invest at least 80% of its assets in securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities, or in high grade collateralized mortgage obligations. The duration of the fund will be from 1.5 to 3.5 years.

- *The BB&T Intermediate U.S. Government Bond Fund* under normal market conditions also will invest in securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities, and at least 80% of its assets will be invested in bonds. Bonds for this purpose will include both bonds (maturities of ten years or more) and notes (maturities of one to ten years) of the U.S. Government. The duration of the fund will be from 3.5 to 7.0 years.

- *The BB&T Intermediate Corporate Bond Fund* invests in a diversified portfolio of corporate bonds and securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities. Under normal market conditions, at least 80% of its assets will be invested in investment grade corporate bonds. The fund may invest up to 15% of its assets in corporate debt obligations that are not investment grade. The duration of the fund will be from 3.0 to 7.0 years.

These Underlying Funds also may invest in other types of bonds and fixed income instruments, short-term obligations, and the shares of other investment companies.

BB&T Money Market Funds

The investment objective of each of these Underlying Funds is to seek current income with liquidity and stability of principal:

- *The BB&T U.S. Treasury Money Market Fund* invests exclusively in short-term U.S. dollar-denominated obligations issued or guaranteed by the U.S. Treasury, some of which may be subject to repurchase agreements.

- *The BB&T Prime Money Market Fund* invests exclusively in U.S. dollar-denominated, "high-quality" short-term debt obligations.

Obligations purchased by these money market funds are limited to obligations which BB&T has determined present minimal credit risks. Although these funds seek to preserve a share value equal to $1.00 per share, it is possible to lose money by investing in these Underlying Funds. These investments are not guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

RISK CONSIDERATIONS

The Fund's investment strategies may subject it to a number of risks, including the following.

Market Risk

Although equities historically have outperformed other asset classes over the long term, their prices tend to fluctuate more dramatically over the shorter term. These movements may result from factors affecting individual companies, or from broader influences like changes in interest rates, market conditions, investor confidence or announcements of economic, political or financial information.

To the extent an Underlying Fund concentrates its investments in growth stocks, it will be subject to the risks particular to growth stocks, as well as the risk that growth stocks may underperform other types of stocks. Growth stocks may be particularly susceptible to rapid price swings during periods of economic uncertainty or in the event of earnings disappointments, and they typically have less dividend income to cushion the effect of adverse market conditions.

Certain of the Underlying Funds may invest in value stocks, which in theory limit downside risk because they are underpriced. Of course, an Underlying Fund's success in moderating market risk cannot be assured. There is no guarantee that a value stock is, in fact, undervalued or that the market will ever recognize its true value. In addition, to the extent that an Underlying Fund invests in value stocks or attempts to moderate potential volatility by investing in dividend-paying growth stocks, the Underlying Fund may produce more modest gains than equity funds with more aggressive investment profiles.

BB&T tries to manage market risk by diversifying the Fund's investments among the Underlying Funds, which are themselves diversified portfolios. However, BB&T's success in moderating market risk cannot be assured. In addition, because the Fund must allocate its investments among the Underlying Funds, the Fund does not have the same flexibility to invest as a mutual fund without this constraint. You could lose money by investing in the Fund, particularly if there is a sudden decline in the share prices of the Underlying Funds' holdings.

Small- and Mid-Cap Investment Risk

Certain of the Underlying Funds may invest in small- and mid-cap companies. While potentially offering greater opportunities for capital growth than larger, more established companies, the stocks of small- and mid-cap companies may be more volatile, especially during periods of economic uncertainty. These companies may face less certain growth prospects, or depend heavily on a limited line of products and services or the efforts of a small number of key management personnel. The securities of these companies may trade less frequently and in more limited volume than those of larger, more established companies. As a result, small- and mid-cap stocks may fluctuate more in value than larger-cap stocks and funds that invest in them.

Foreign Investment Risk

Certain of the Underlying Funds may invest in securities issued by foreign companies, and the BB&T International Equity Fund will invest primarily in equities of foreign companies. The securities of foreign companies may pose risks in addition to, or to a greater degree than, the risks described above. Foreign companies may be subject to disclosure, accounting, auditing and financial reporting standards and practices that are different from those to which U.S. issuers are subject. Accordingly, the Underlying Funds may not have access to adequate or reliable company information. In addition, political, economic and social developments in foreign countries and fluctuations in currency exchange rates may affect the operations of foreign companies or the value of their stocks.

Interest Rate Risk

Although the Fund's primary investment focus is equities, it may invest in Underlying Funds that invest in debt securities and other types of fixed income securities. Generally, the value of these securities will change inversely with changes in interest rates. Interest rate risk may be greater for the Underlying Funds' investments in mortgage- and asset-backed securities, because when interest rates rise, the maturities of these types of securities tend to lengthen, and the value of these securities may decrease more significantly. Further, as interest rates fall, these securities may be subject to the risk that the underlying loans will be paid sooner than expected, which may reduce returns by forcing an Underlying Fund to invest at lower prevailing interest rates. In addition, changes in interest rates may affect the operations of the issuers of equities in which the Underlying Funds invest. Rising interest rates, which may be expected to lower the value of fixed income instruments and negatively impact the operations of many issuers, generally exist during periods of inflation or strong economic growth.

Credit Risk

The Underlying Funds' investments, and particularly investments in debt securities, may be affected by the creditworthiness of issuers in which the Underlying Funds invest. Changes in the financial strength, or perceived financial strength, of a company may affect the value of its securities and, therefore, indirectly impact the value of the Fund's shares. The Underlying Funds may to some extent invest in lower rated fixed income securities. To a greater extent than more highly rated securities, lower rated securities tend to reflect short-term corporate, economic and market developments, as well as investor perceptions of the issuer's credit quality. Lower rated securities may be especially susceptible to real or perceived adverse economic and competitive industry conditions. In addition, lower rated securities may be less liquid than higher quality investments.

Active Trading

Some of the Underlying Funds are actively managed and, under appropriate circumstances, may purchase and sell securities without regard to the length of time held. A high portfolio turnover rate may increase transaction costs, which may negatively impact the Fund's performance.

Indexing Risk

The net asset value of the BB&T Equity Index Fund, which is not actively managed, may be disproportionately affected by short and long-term changes in the characteristics of the companies whose securities make up the S&P 500(R) Index, the general performance of such companies, modifications in the criteria for companies selected to make up the index, suspension or termination of the operation of the index, and the activities of issuers whose market capitalization represents a disproportionate amount of the total market capitalization of the index.

Temporary Investments

BB&T may temporarily invest up to 100% of the Fund's assets in high quality, short-term money market instruments if it believes adverse economic or market conditions, such as excessive volatility or sharp market declines, justify taking a defensive investment posture. The Underlying Funds generally have comparable investment flexibility. If the Fund or an Underlying Fund attempts to limit investment risk by temporarily taking a defensive investment position, it may be unable to pursue its investment objective during that time, and it may miss out on some or all of an upswing in the securities markets.

Investment in Underlying Funds

Because the Fund normally will invest substantially all of its assets in the Underlying Funds, it will incur its pro rata share of the Underlying Funds' expenses. In addition, the Fund will be subject to the effects of business and regulatory developments that affect the Underlying Funds or the investment company industry generally.

Please see the Statement of Additional Information for more detailed information about the Fund and Underlying Funds, their investment strategies, and their risks.

VALUATION OF SHARES

The Fund prices its shares on the basis of the net asset value of the Fund, which generally is determined as of the close of the New York Stock Exchange ("NYSE") (generally 4:00 p.m., Eastern Time) on each Business Day. A Business Day is a day on which the NYSE is open for trading. If portfolio investments of an Underlying Fund are traded in markets on days that are not Business Days of the Fund, the Fund's net asset value may vary on days when investors cannot purchase or redeem shares.

Net asset value per share for purposes of pricing sales and redemptions is calculated by dividing the value of all securities and other assets belonging to the Fund, less the liabilities charged to the Fund and any liabilities allocable to the Fund, by the number of the Fund's outstanding shares. The net asset value per share of the Fund will fluctuate as the value of the investment portfolio of the Fund changes.

The securities in the Fund will be valued at market value. If market quotations are not readily available, the securities will be valued by a method which the Board of Trustees of Variable Insurance Funds (the "Trust") believes accurately reflects fair value. For further information about valuation of investments, see the Statement of Additional Information.

PURCHASING AND REDEEMING SHARES

Shares of the Fund are available for purchase by insurance company separate accounts to serve as an investment medium for variable insurance contracts, and by qualified pension and retirement plans, certain insurance companies, and BB&T. The Fund reserves the right to reject or refuse, in its discretion, any order for the purchase of the Fund's shares, in whole or in part.

Shares of the Fund are purchased or redeemed at the net asset value per share next determined after receipt and acceptance by the Fund's distributor (or other agent) of a purchase order or receipt of a redemption request. Transactions in shares of the Fund will be effected only on a Business Day of the Fund.

Payment for shares redeemed normally will be made within seven days. The Fund intends to pay cash for all shares redeemed, but under abnormal conditions which make payment in cash unwise, payment may be made wholly or partly in portfolio securities at their then market value equal to the redemption price. A shareholder may incur brokerage costs in converting such securities to cash. Payment for shares may be delayed under extraordinary circumstances or as permitted by the Securities and Exchange Commission in order to protect remaining investors.

Investors do not deal directly with the Fund to purchase or redeem shares. Please refer to the prospectus for the separate account for information on the allocation of premiums and on transfers of accumulated value among sub-accounts of the separate account that invests in the Fund.

The Trust currently does not foresee any disadvantages to investors if the Fund served as an investment medium for both variable annuity contracts and variable life insurance policies. However, it is theoretically possible that the interest of owners of annuity contracts and insurance policies for which the Fund served as an investment medium might at some time be in conflict due to differences in tax treatment or other considerations. The Board of Trustees of the Trust and each participating insurance company would be required to monitor events to identify any material conflicts between variable annuity contract owners and variable life insurance policy owners, and would have to determine what action, if any, should be taken in the event of such a conflict. If such a conflict occurred, an insurance company participating in the Fund might be required to redeem the investment of one or more of its separate accounts from the Fund, which might force the Fund to sell securities at a disadvantageous time.

The Fund reserves the right to discontinue offering shares at any time, or to cease investment operations entirely. In such an event, any investments allocated to the Fund will, subject to any necessary regulatory approvals, be invested in another portfolio of the Trust deemed appropriate by the Board of Trustees, or in another mutual fund.

Servicing Agents

The Trust has adopted a plan under which up to 0.25% of the Fund's average daily net assets may be expended for support services to investors, such as establishing and maintaining accounts and records, providing account information, arranging for bank wires, responding to routine inquiries, forwarding investor communications, assisting in the processing of purchase and redemption requests, and assisting investors in changing account designations and addresses. For expenses incurred and services provided, a financial institution (or its affiliate) providing these services ("Servicing Agent") may receive a fee from the Fund, computed daily and paid monthly, at an annual rate of up to 0.25% of the average daily net assets of the Fund allocable to variable insurance contracts owned by customers of the Servicing Agent. A Servicing Agent may periodically waive all or a portion of its servicing fees with respect to the Fund to increase the net income of the Fund available for distribution as dividends.

MANAGEMENT OF THE FUND

Investment Adviser

BB&T Asset Management, LLC ("BB&T"), 434 Fayetteville Street Mall, Raleigh, N.C. 27601, is the investment adviser of the Fund. BB&T is a separate wholly-owned subsidiary of Branch Banking and Trust Company ("BB&T Bank"). Through its portfolio management team, BB&T

makes the day-to-day investment decisions for the Fund and continuously reviews, supervises and administers the Fund's investment program.

BB&T Bank is the oldest bank in North Carolina. It is the principal bank affiliate of BB&T Corporation, a bank holding company that is a North Carolina corporation headquartered in Winston-Salem, North Carolina. As of December 31, 2001, BB&T Corporation had assets in excess of $70.9 billion. Through its subsidiaries, BB&T Corporation operates over 1000 banking offices in Georgia, Kentucky, Tennessee, West Virginia, North Carolina, South Carolina, Virginia, Maryland and Washington, D.C., providing a broad range of financial services to individuals and businesses. In addition to general commercial, mortgage and retail banking services, BB&T Bank also provides trust, investment, insurance and travel services. BB&T Bank has provided investment management services through its Trust and Investment Services Division since 1912.

Under an investment advisory agreement between the Trust and BB&T, the Trust pays BB&T an investment advisory fee, computed daily and payable monthly, at an annual rate equal to the lesser of: (a) 0.25% of the Fund's average daily net assets; or (b) such amount as may from time to time be agreed upon in writing by the Trust and BB&T. As a shareholder of an Underlying Fund, the Fund also will indirectly bear its proportionate share of any investment advisory fees and other expenses paid by the Underlying Fund.

The investment decisions for the Fund are made by a team of investment professionals, all of whom take an active part in the decision making process.

Administrator and Distributor

BISYS Fund Services Ohio, Inc. is the administrator for the Fund, and BISYS Fund Services acts as the Fund's principal underwriter and distributor. The address of each is 3435 Stelzer Road, Columbus, Ohio 43219-3035.

See the Statement of Additional Information for further information about the Fund's service providers.


TAXATION


The Fund intends to qualify and to elect to be taxed as a "regulated investment company" under the provisions of Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). If the Fund qualifies as a "regulated investment company" and complies with the appropriate provisions of the Code, the Fund will not be liable for federal income tax on income it distributes.

The Fund intends to diversify its investments in a manner intended to comply with tax requirements generally applicable to mutual funds. In addition, the Fund will diversify its investments so that on the last day of each quarter of a calendar year, no more than 55% of the value of its total assets is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. For this purpose, securities of a single issuer are treated as one investment and each U.S. Government agency or instrumentality is treated as a separate issuer. Any security issued, guaranteed, or insured (to the extent so guaranteed or insured) by the U.S. Government or an agency or instrumentality of the U.S. Government is treated as a security issued by the U.S. Government or its agency or instrumentality, whichever is applicable.

If the Fund fails to meet this diversification requirement, income with respect to variable insurance contracts invested in the Fund at any time during the calendar quarter in which the failure occurred could become currently taxable to the owners of the contracts. Similarly, income for prior periods with respect to such contracts also could be taxable, most likely in the year of the failure to achieve the required diversification. Other adverse tax consequences could also ensue.

Since the shareholders of the Fund will be separate accounts, no discussion is included here as to the federal income tax consequences at the shareholder level. For information concerning the federal income tax consequences to purchasers of the variable life insurance policies and variable annuity contracts, see the prospectus for the relevant variable insurance contract. See the Statement of Additional Information for more information on taxes.

GENERAL INFORMATION

Description of the Trust and Its Shares

Variable Insurance Funds was organized as a Massachusetts business trust in 1994 and currently consists of multiple portfolios. The Board of Trustees of the Trust may establish additional portfolios in the future. Under Massachusetts law, shareholders could be held personally liable for the obligations of the Trust under certain circumstances. However, the Trust's declaration of trust disclaims liability of its shareholders and provides for indemnification out of Trust property for all loss and expense of any shareholder held personally liable for the obligations of the Trust. Accordingly, the risk of a shareholder incurring financial loss on account of shareholder liability should be considered remote.

Miscellaneous

No person has been authorized to give any information or to make any representations not contained in this prospectus in connection with the offering made by this prospectus. If given or made, such information or representations must not be relied upon as having been authorized by the Fund or its distributor. This prospectus does not constitute an offering by the Fund or its distributor in any jurisdiction in which such offering may not be lawfully made.

FINANCIAL HIGHLIGHTS

The following table is included to assist investors in evaluating the financial performance of the Fund since its commencement of operations through December 31, 2001. Certain information reflects financial results of a single share. "Total Return" represents how much an investment in a Fund would have earned (or lost) during the period. This information has been audited by Ernst & Young LLP. This information, along with the Fund's financial statements, is included in the Fund's annual report, which may be obtained without charge upon request.

For a share outstanding throughout the period:	Period Ended December 31, 2001(a)
Net Asset Value, Beginning of Period	$ 10.00
Investment Activities:	
Net investment income	0.01
Net realized and unrealized losses from investments	(0.72)
Total investment activities	(0.71)
Dividends	
Net investment income	(0.01)
Net Asset Value, End of Period	$ 9.28
Total Return	(7.08%)(b)
Ratios/Supplemental Data:	
Net assets, End of Period (000's)	$ 16,295
Ratio of expenses to average net assets	0.54%(c)
Ratio of net investment income to average net assets	0.18%(c)
Ratio of expenses to average net assets*	0.63%(c)
Portfolio turnover	9.18%(b)

(a) For the period from May 1, 2001 (commencement of operations) through December 31, 2001.
(b) Not annualized.
(c) Annualized.
* During the period, certain fees were reimbursed and voluntarily reduced. If such reimbursements and voluntary fee reductions had not occurred, the ratios would have been as indicated.

For more information about the Fund, the following documents are available free upon request:

Annual/Semi-Annual Reports: The Fund's annual and semi-annual reports to shareholders contain additional information on the Fund's investments. In the annual report, an investor will find a discussion of the market conditions and investment strategies that significantly affected the Fund's performance during the last fiscal year.

Statement of Additional Information (SAI): The SAI provides more detailed information about the Fund, including its operations and investment policies. It is incorporated by reference and is legally considered a part of this prospectus.

An investor can get free copies of the reports and the SAI, or request other information and discuss any questions about the Fund, by contacting a broker or bank that sells an insurance contract that offers the Fund as an investment option. Or contact the Fund at:

Variable Insurance Funds
3435 Stelzer Road
Columbus, Ohio 43219-3035
Telephone: 1-800-288-1872

Investors can review and copy the SAI and other information about the Fund at the Public Reference Room of the Securities and Exchange Commission. Investors may call 1-202-942-8090 for more information about the Public Reference Room. Investors can get text-only copies of information about the Fund:

- For a fee, by writing the Public Reference Section of the Commission, Washington, D.C. 20549-0102 or by electronic request at publicinfo@sec.gov.

- Free from the Commission's Website at http://www.sec.gov.

Investment Company Act file no. 811-8644.

Variable Insurance Funds

3435 Stelzer Road
Columbus, Ohio 43219-3035
1-888-467-8167

STATEMENT OF ADDITIONAL INFORMATION

May 1, 2002

This Statement of Additional Information ("SAI") describes three diversified investment portfolios (each a "Fund" and collectively the "Funds") of Variable Insurance Funds (the "Trust"). The Funds are:

- HSBC Variable Growth and Income Fund;
- HSBC Variable Fixed Income Fund; and
- HSBC Variable Cash Management Fund.

The Trust offers an indefinite number of transferable units ("Shares") of each Fund. Shares of the Funds may be sold to segregated asset accounts ("Separate Accounts") of insurance companies to serve as the investment medium for variable life insurance policies and variable annuity contracts ("Variable Contracts") issued by the insurance companies. Shares of the Funds also may be sold to qualified pension and retirement plans, certain insurance companies, and the investment advisers of the Funds. The Separate Accounts invest in Shares of the Funds in accordance with allocation instructions received from owners of the Variable Contracts ("Variable Contract Owners").

This SAI is not a Prospectus and is authorized for distribution only when preceded or accompanied by a Prospectus of the Funds, dated May 1, 2002, as supplemented from time to time. This SAI contains more detailed information than that set forth in a Prospectus and should be read in conjunction with the Prospectus. This SAI incorporates the Funds' financial statements and related notes and auditors reports from the Funds' annual reports for the fiscal year ended December 31, 2001, and is incorporated by reference in its entirety into the Prospectus. Copies of a Prospectus may be obtained by writing the Trust at 3435 Stelzer Road, Columbus, Ohio 43219-3035, or by telephoning the toll free number set forth above.

TABLE OF CONTENTS

The Trust is an open-end management investment company which currently offers multiple separate portfolios, each with different investment objectives. This SAI contains information about the following three Funds which are advised by HSBC Asset Management (Americas) Inc. ("HSBC"): the HSBC Variable Growth and Income Fund (the "Variable Growth and Income Fund"), the HSBC Variable Fixed Income Fund (the "Variable Fixed Income Fund") and the HSBC Variable Cash Management Fund (the "Variable Cash Management Fund").

Much of the information contained in this SAI expands upon subjects discussed in the Prospectus of the Funds described above. Capitalized terms not defined herein are defined in such Prospectuses. No investment in a Fund should be made without first reading the Fund's Prospectus.

INVESTMENT OBJECTIVES AND POLICIES

The following information supplements the investment objectives and policies of the Funds as set forth in the Prospectuses.

<u>Bank Obligations</u>. Each Fund may invest in bank obligations consisting of bankers' acceptances, certificates of deposit, and time deposits.

Bankers' acceptances are negotiable drafts or bills of exchange typically drawn by an importer or exporter to pay for specific merchandise, which are "accepted" by a bank, meaning, in effect, that the bank unconditionally agrees to pay the face value of the instrument on maturity.

Certificates of deposit are negotiable certificates issued against funds deposited in a commercial bank or a savings and loan association for a definite period of time and earning a specified return.

Fixed time deposits are obligations of foreign branches of United States banks or foreign banks which are payable on a stated maturity date and bear a fixed rate of interest. Although fixed time deposits do not have a market, there are no contractual restrictions on the right to transfer a beneficial interest in the deposit to a third party.

The Variable Cash Management Fund may invest more than 25% of the current value of its total assets in domestic bank obligations (including bank obligations subject to repurchase agreements). The Variable Cash Management Fund will not invest in any obligations of HSBC Holdings plc or its affiliates (as defined under the Investment Company Act of 1940 (the "1940 Act")). The Variable Cash Management Fund is permitted to invest in obligations of correspondent banks of HSBC Holdings plc which are not affiliates of the Trust, but the Fund will not give preference in its investment selections to those obligations.

The Variable Cash Management Fund limits its investments in United States bank obligations to obligations of United States banks (including foreign branches) which have more than $1 billion in total assets at the time of investment and are members of the Federal Reserve System or are examined by the Comptroller of the Currency or whose deposits are insured by the Federal Deposit Insurance Corporation.

The Variable Cash Management Fund limits its investments in foreign bank obligations to United States dollar denominated obligations of foreign banks (including United States branches) which at the time of investment (i) have more than $10 billion, or the equivalent in other currencies, in total assets; (ii) have branches or agencies in the United States; and (iii) in the opinion of the Fund's investment adviser, are of an investment quality comparable to obligations of United States banks which may be purchased by the Fund and present minimal credit risk. The Variable Cash Management Fund may not invest in fixed time deposits subject to withdrawal penalties maturing in more than seven calendar days; investments in fixed time deposits subject to withdrawal penalties maturing from two business days through seven calendar days may not exceed 10% of the value of the total assets of the Fund.

The Variable Growth and Income Fund and the Variable Fixed Income Fund may invest a portion of its assets in the obligations of foreign banks and foreign branches of domestic banks. Such obligations include Eurodollar Certificates of Deposit ("ECDs") which are U.S. dollar-denominated certificates of deposit issued by offices of foreign and domestic banks located outside the United States; Eurodollar Time Deposits ("ETDs") which are U.S. dollar-denominated deposits in a foreign branch of a U.S. bank or a foreign bank; Canadian Time Deposits ("CTDs") which are essentially the same as ETDs except they are issued by Canadian offices of major Canadian banks; Schedule Bs, which are obligations issued by Canadian branches of foreign or domestic banks; Yankee Certificates of Deposit ("Yankee CDs") which are U.S. dollar-denominated certificates of deposit issued by a U.S. branch of a foreign bank and held in the United States; and Yankee Bankers' Acceptances ("Yankee BAs") which are U.S. dollar-denominated bankers' acceptances issued by a U.S. branch of a foreign bank and held in the United States.

Although the Funds may invest in obligations of foreign banks or foreign branches of U.S. banks only when the investment adviser deems the instrument to present minimal credit risk, such investments nevertheless entail risks that are different from those of investments in domestic obligations of U.S. banks. These additional risks include future political and economic developments, the possible imposition of withholding taxes on interest income, possible seizure or nationalization of foreign deposits, the possible establishment of exchange controls, or the adoption of other foreign governmental restrictions which might adversely affect the payment of principal and interest on such obligations. In addition, foreign branches of U.S. banks and U.S. branches of foreign banks may be subject to less stringent reserve requirements and to different accounting, auditing, reporting and record keeping standards than those applicable to domestic branches of U.S. banks.

Commercial Paper. Commercial paper consists of unsecured promissory notes issued by corporations. Except as noted below with respect to variable amount master demand notes, issues of commercial paper normally have maturities of less than nine months and fixed rates of return.

The Funds may invest in short-term promissory notes (including variable amount master demand notes) issued by corporations and other entities, such as municipalities, rated at the time of purchase within the two highest categories assigned by two nationally recognized statistical rating organization ("NRSRO") (e.g., A-2 or better by Standard & Poor's Ratings Services ("S&P"),

Prime-2 or better by Moody's Investors Service, Inc. ("Moody's") or F-2 or better by Fitch Investors Service ("Fitch")) or, if not rated, determined to be of comparable quality to instruments that are so rated.

Commercial paper may include variable and floating rate instruments. Commercial paper issues include securities issued by corporations without registration under the Securities Act of 1933, as amended (the "1933 Act"), in reliance on the exemption in Section 3(a)(3), and commercial paper issued in reliance on the so-called "private placement" exemption in Section 4(2) ("Section 4(2) Paper"). Section 4(2) Paper is restricted as to disposition under the federal securities laws in that any resale must similarly be made in an exempt transaction. Section 4(2) Paper is normally resold to other institutional investors through or with the assistance of investment dealers which make a market in Section 4(2) Paper, thus providing liquidity. For purposes of a Fund's limitation on purchases of illiquid instruments, Section 4(2) Paper will not be considered illiquid if the investment adviser has determined, in accordance with guidelines approved by the Board of Trustees, that an adequate trading market exists for such securities.

Variable Amount Master Demand Notes. The Funds may invest in variable amount master demand notes, which are unsecured demand notes that permit the indebtedness thereunder to vary and provide for periodic adjustments in the interest rate according to the terms of the instrument. Because master demand notes are direct lending arrangements between a Fund and the issuer, they are not normally traded. Although there is no secondary market in the notes, the Funds may demand payment of principal and accrued interest at any time. While the notes are not typically rated by credit rating agencies, issuers of variable amount master demand notes (which are normally manufacturing, retail, financial, and other business concerns) must satisfy the same criteria as set forth above for commercial paper. HSBC will consider the earning power, cash flow, and other liquidity ratios of the issuers of such notes and will continuously monitor their financial status and ability to meet payment on demand. In determining dollar weighted average portfolio maturity, a variable amount master demand note will be deemed to have a maturity equal to the longer of the period of time remaining until the next interest rate adjustment or the period of time remaining until the principal amount can be recovered from the issuer through demand.

Variable and Floating Rate Demand Notes. The Funds may, from time to time, buy variable or floating rate demand notes issued by corporations, bank holding companies and financial institutions and similar taxable and tax-exempt instruments issued by government agencies and instrumentalities. These securities will typically have a maturity over one year but carry with them the right of the holder to put the securities to a remarketing agent or other entity at designated time intervals and on specified notice. The obligation of the issuer of the put to repurchase the securities may be backed by a letter of credit or other obligation issued by a financial institution. The purchase price is ordinarily par plus accrued and unpaid interest. Generally, the remarketing agent will adjust the interest rate every seven days (or at other specified intervals) in order to maintain the interest rate at the prevailing rate for securities with a seven-day or other designated maturity.

Short-Term Obligations. The Funds may invest in high quality short-term obligations (with maturities of 12 months or less) such as domestic and foreign commercial paper (including variable amount master demand notes), bankers' acceptances, certificates of deposit, demand and time deposits of domestic and foreign branches of U.S. banks and foreign banks, and repurchase agreements, in order to acquire interest income combined with liquidity. Pending investment or to meet anticipated redemption requests, a Fund may invest without limitation in short-term obligations. For temporary defensive purposes, these investments may constitute 100% of a Fund's portfolio and, in such circumstances, will constitute a temporary suspension of its attempts to achieve its investment objective.

Short-Term Trading. In order to generate income, the Variable Growth and Income Fund and the Variable Fixed Income Fund may engage in the technique of short-term trading. Such trading involves the selling of securities held for a short time, ranging from several months to less than a day. The object of such short-term trading is to increase the potential for capital appreciation and/or income of a Fund in order to take advantage of what its adviser or sub-adviser believes are changes in market, industry or individual company conditions or outlook. Any such trading would increase the portfolio turnover rate of a Fund and its transaction costs.

Corporate Debt Securities. The Variable Cash Management Fund's investments in these securities are limited to securities such as bonds and debentures which have thirteen months or less remaining to maturity and which are rated "A" or better by S&P and "A" or better by Moody's and of comparable high quality ratings by other nationally recognized statistical rating organizations ("NRSROs") that have rated such securities.

After purchase by the Variable Cash Management Fund, a security may cease to be rated or its rating may be reduced below the minimum required for purchase. Neither event will require a sale of such security. However if the security is downgraded to a level below that permitted for money market funds under applicable regulations, HSBC must report such event to the Board of Trustees as soon as possible to permit the Board to reassess the security promptly to determine whether it may be retained as an eligible investment for the Variable Cash Management Fund. To the extent the ratings given by a NRSRO may change as a result of changes in such organizations or their rating systems, the Variable Cash Management Fund will attempt to use comparable ratings as standards for investments in accordance with the investment policies contained in the Prospectus and in this SAI.

The other Funds also may invest in U.S. dollar-denominated debt obligations issued or guaranteed by U.S. corporations or U.S. commercial banks, U.S. dollar-denominated obligations of foreign issuers and debt obligations of foreign issuers denominated in foreign currencies. Such debt obligations include, among others, bonds, notes, debentures and variable rate demand notes. In choosing corporate debt securities on behalf of a Fund, its investment adviser may consider (i) general economic and financial conditions; (ii) the specific issuer's (a) business and management, (b) cash flow, (c) earnings coverage of interest and dividends, (d) ability to operate under adverse economic conditions, (e) fair market value of assets, and (f) in the case of foreign

4

issuers, unique political, economic or social conditions applicable to such issuer's country; and, (iii) other considerations deemed appropriate.

The Variable Growth and Income Fund and Variable Fixed Income Fund will not purchase corporate debt securities rated below Baa by Moody's or BBB by S&P or to the extent certain U.S. or foreign debt obligations are unrated or rated by other rating agencies, are determined to be of comparable quality ("Medium-Grade Securities"). While "Baa"/"BBB" and comparable unrated securities may produce a higher return than higher rated securities, they are subject to a greater degree of market fluctuation and credit risk than the higher quality securities in which the Funds may invest and may be regarded as having speculative characteristics as well.

As with other fixed-income securities, Medium-Grade Securities are subject to credit risk and market risk. Market risk relates to changes in a security's value as a result of changes in interest rates. Credit risk relates to the ability of the issuer to make payments of principal and interest.

Medium-Grade Securities are generally subject to greater credit risk than comparable higher-rated securities because issuers are more vulnerable to economic downturns, higher interest rates or adverse issuer-specific developments. In addition, the prices of Medium-Grade Securities are generally subject to greater market risk and therefore react more sharply to changes in interest rates. The value and liquidity of Medium-Grade Securities may be diminished by adverse publicity and investor perceptions.

Because certain Medium-Grade Securities are traded only in markets where the number of potential purchasers and sellers, if any, is limited, the ability of a Fund to sell such securities at their fair market value either to meet redemption requests or to respond to changes in the financial markets may be limited.

Particular types of Medium-Grade Securities may present special concerns. The prices of payment-in-kind or zero-coupon securities may react more strongly to changes in interest rates than the prices of other Medium-Grade Securities. Some Medium-Grade Securities in which a Fund may invest may be subject to redemption or call provisions that may limit increases in market value that might otherwise result from lower interest rates while increasing the risk that a Fund may be required to reinvest redemption or call proceeds during a period of relatively low interest rates.

The credit ratings issued by NRSROs are subject to various limitations. For example, while such ratings evaluate credit risk, they ordinarily do not evaluate the market risk of Medium-Grade Securities. In certain circumstances, the ratings may not reflect in a timely fashion adverse developments affecting an issuer. For these reasons, an investment adviser will conduct their own independent credit analysis of Medium-Grade Securities.

After purchase, a security may cease to be rated or its rating may be reduced below the minimum required for purchase by the Funds. Neither event will require a sale of such security. However, HSBC will consider such event in its determination of whether a Fund should continue to hold the security. A security which has had its rating downgraded or revoked may be subject to greater risk to principal and income, and often involve greater volatility of price, than securities in the higher rating categories. Such securities are also subject to greater credit risks (including, without limitation, the possibility of default by or bankruptcy of the issuers of such securities) than securities in higher rating categories.

<u>Foreign Investments</u>. The Funds may invest in foreign securities, although the Variable Cash Management Fund will limit such investments to U.S. dollar-denominated obligations of foreign banks or foreign branches of U.S. banks.

Investment in foreign securities is subject to special investment risks that differ in some respects from those related to investments in securities of U.S. domestic issuers. Such risks include political, social or economic instability in the country of the issuer, the difficulty of predicting international trade patterns, the possibility of the imposition of exchange controls, expropriation, limits on removal of currency or other assets, nationalization of assets, foreign withholding and income taxation, and foreign trading practices (including higher trading commissions, custodial charges and delayed settlements). Such securities may be subject to greater fluctuations in price than securities issued by U.S. corporations or issued or guaranteed by the U.S. Government, its agencies or instrumentalities. The markets on which such securities trade may have less volume and liquidity, and may be more volatile than securities markets in the U.S. In addition, there may be less publicly available information about a foreign company than about a U.S. domiciled company. Foreign companies generally are not subject to uniform accounting, auditing and financial reporting standards comparable to those applicable to U.S. domestic companies. There is generally less government regulation of securities exchanges, brokers and listed companies abroad than in the U.S. Confiscatory taxation or diplomatic developments could also affect investment in those countries. In addition, foreign branches of U.S. banks, foreign banks and foreign issuers may be subject to less stringent reserve requirements and to different accounting, auditing, reporting, and recordkeeping standards than those applicable to domestic branches of U.S. banks and U.S. domestic issuers.

Because foreign companies are not subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to U.S. companies, there may be less publicly available information about a foreign company than about a U.S. company. Volume and liquidity in most foreign bond markets are less than in the U.S., and securities of many foreign companies are less liquid and more volatile than securities of comparable U.S. companies. Fixed commissions on foreign securities exchanges are generally higher than negotiated commissions on U.S. exchanges, although the Funds will endeavor to achieve the most favorable net results on portfolio transactions. There is generally less government supervision and regulation of securities exchanges, brokers, dealers and listed companies than in the U.S., thus increasing the risk of delayed settlements of portfolio transactions or loss of certificates for portfolio securities.

Foreign markets also have different clearance and settlement procedures, and in certain markets, there have been times when settlements have been unable to keep pace with the volume of securities transactions, making it difficult to conduct such transactions. Such delays in settlement could result in temporary periods when a portion of the assets of a Fund is uninvested and no return is earned thereon. The inability of a Fund to make intended security purchases due to settlement problems could cause the Fund to miss attractive investment opportunities. Losses to a Fund due to subsequent declines in the value of portfolio securities, or losses arising out of an inability to fulfill a contract to sell such securities, could result in potential liability to the Fund. In addition, with respect to certain foreign countries, there is the possibility of expropriation or confiscatory taxation, political or social instability, or diplomatic developments which could affect the investments in those countries. Moreover, individual foreign economies may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position.

Additionally, the Variable Growth and Income Fund and Variable Fixed Income Fund may invest in countries with emerging economies or securities markets. Political and economic structures in many of these countries may be undergoing significant evolution and rapid development, and these countries may lack the social, political and economic stability characteristics of more developed countries. Some of these countries may have in the past failed to recognize private property rights and have at time nationalized or expropriated the assets of private companies. As a result, the risks described above, including the risks of nationalization or expropriation of assets, may be heightened. In addition, unanticipated political or social developments may affect the value of investments in these countries and the availability to the Funds of additional investments in emerging market countries. The small size and inexperience of the securities markets in certain of these countries and the limited volume of trading in securities in these countries may make investments in the countries illiquid and more volatile than investments in more developed countries. There may be little financial or accounting information available with respect to issuers located in certain emerging market countries, and it may be difficult as a result to assess the value or prospects of an investment in such issuers.

In many instances, foreign debt securities may provide higher yields than securities of domestic issuers which have similar maturities and quality. Under certain market conditions these investments may be less liquid than the securities of U.S. corporations and are certainly less liquid than securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities. Finally, in the event of a default of any such foreign debt obligations, it may be more difficult to obtain or to enforce a judgment against the issuers of such securities.

If a security is denominated in foreign currency, the value of the security to a Fund will be affected by changes in currency exchange rates and in exchange control regulations, and costs will be incurred in connection with conversions between currencies. Currency risks generally increase in lesser developed markets. Exchange rate movements can be large and can endure for extended periods of time, affecting either favorably or unfavorably the value of a Fund's assets. The value of the assets of a Fund as measured in U.S. dollars may be affected favorably or unfavorably by changes in foreign currency exchange rates and exchange control regulations.

A change in the value of any foreign currency against the U.S. dollar will result in a corresponding change in the U.S. dollar value of securities denominated in that currency. Such changes will also affect the income and distributions to Shareholders of the Funds investing in securities that are not U.S. dollar-denominated. In addition, although such Funds will receive income on foreign securities in such currencies, a Fund will be required to compute and distribute income in U.S. dollars. Therefore, if the exchange rate for any such currency declines materially after income has been accrued and translated into U.S. dollars, the Funds could be required to liquidate portfolio securities to make required distributions. Similarly, if an exchange rate declines between the time a Fund incurs expenses in U.S. dollars and the time such expenses are paid, the amount of such currency required to be converted into U.S. dollars in order to pay such expenses in U.S. dollars will be greater.

For many foreign securities, U.S. dollar denominated American Depositary Receipts ("ADRs"), which are traded in the United States on exchanges or over-the-counter, are issued by domestic banks. ADRs represent the right to receive securities of foreign issuers deposited in a domestic bank or a correspondent bank. ADRs do not eliminate all the risk inherent in investing in the securities of foreign issuers' stock. However, by investing in ADRs rather than directly in foreign issuers' stock, the Variable Growth and Income Fund can avoid currency risks during the settlement period for either purchase or sales.

In general, there is a large, liquid market in the United States for many ADRs. The information available for ADRs is subject to the accounting, auditing and financial reporting standards of the domestic market or exchange on which they are traded, which standards are more uniform and more exacting than those to which many foreign issuers may be subject. Certain ADRs, typically those denominated as unsponsored, require the holders thereof to bear most of the costs of such facilities, while issuers of sponsored facilities normally pay more of the costs thereof. The depository of an unsponsored facility frequently is under no obligation to distribute shareholder communications received from the issuer of the deposited securities or to pass through the voting rights to facility holders with respect to the deposited securities, whereas the depository of a sponsored facility typically distributes shareholder communications and passes through the voting rights.

The Variable Growth and Income Fund may invest in both sponsored and unsponsored ADRs and European Depositary Receipts ("EDRs"), Global Depositary Receipts ("GDRs") and other similar global instruments. EDRs, which are sometimes referred to as Continental Depositary Receipts, are receipts issued in Europe, typically by foreign banks and trust companies, that evidence ownership of either foreign or domestic underlying securities. GDRs are depositary receipts structured like global debt issues to facilitate trading on an international basis. Unsponsored ADR, EDR and GDR programs are organized independently and without the cooperation of the issuer of the underlying securities. As a result, available information concerning the issuers may not be as current as for sponsored ADRs, EDRs, and GDRs, and the prices of unsponsored depositary receipts may be more volatile than if such instruments were sponsored by the issuer.

Securities of Foreign Governments and Supranational Organizations. The Variable Growth and Income Fund and Variable Fixed Income Fund may invest in U.S. dollar - denominated debt securities issued by foreign governments, their political subdivisions, governmental authorities, agencies and instrumentalities and supranational organizations. A supranational organization is an entity designated or supported by the national government of one or more countries to promote economic reconstruction or development. Examples of supranational organizations include, among others, the International Bank for Reconstruction and Development (World Bank), the European Economic Community, the European Coal and Steel Community, the European Investment Bank, the Inter- American Development Bank, the Asian Development Bank, and the African Development Bank. These Funds may also invest in "quasi-government securities" which are debt obligations issued by entities owned by either a national, state or equivalent government or are obligations of such a government jurisdiction which are not backed by its full faith and credit and general taxing powers.

Investing in foreign government and quasi-government securities involves considerations and possible risks not typically associated with investing in obligations issued by the U.S. Government. The values of foreign investments are affected by changes in governmental administration or economic or monetary policy (in the U.S. or other countries) or changed circumstances in dealings between countries. In addition, investments in foreign countries could be affected by other factors not present in the United States, including expropriation, confiscatory taxation and lack of uniform accounting and auditing standards.

Foreign Currency Transactions. The value of the assets of the Variable Growth and Income Fund and Variable Fixed Income Fund as measured in U.S. dollars may be affected favorably or unfavorably by changes in foreign currency exchange rates and exchange control regulations, and such Funds may incur costs in connection with conversions between various currencies. The Funds will conduct foreign currency exchange transactions either on a spot (i.e., cash) basis at the spot rate prevailing in the foreign currency exchange market, or through forward contracts to purchase or sell foreign currencies. A forward foreign currency exchange contract ("forward currency contract") involves an obligation to purchase or sell a specific currency at a future date, which may be any fixed number of days from the date of the contract agreed upon by the parties, at a price set at the time of the contract. These forward currency contracts are traded directly between currency traders (usually large commercial banks) and their customers. The Funds may enter into forward currency contracts in order to hedge against adverse movements in exchange rates between currencies.

By entering into a forward currency contract in U.S. dollars for the purchase or sale of the amount of foreign currency involved in an underlying security transaction, a Fund is able to protect itself against a possible loss between trade and settlement dates resulting from an adverse change in the relationship between the U.S. dollar and such foreign currency. However, this tends to limit potential gains which might result from a positive change in such currency relationships. The Funds also may hedge foreign currency exchange rate risk by engaging in a currency financial futures and options transactions, which are described below. The forecasting of short-term currency market movements is extremely difficult and whether such a short-term hedging strategy will be successful is highly uncertain.

It is impossible to forecast with precision the market value of portfolio securities at the expiration of a forward currency contract. Accordingly, it may be necessary for a Fund to purchase additional currency on the spot market if the market value of the security is less than the amount of foreign currency the Fund is obligated to deliver when a decision is made to sell the security and make delivery of the foreign currency in settlement of a forward contract. Conversely, it may be necessary to sell on the spot market some of the foreign currency received upon the sale of the portfolio security if its market value exceeds the amount of foreign currency the Fund is obligated to deliver.

If a Fund retains the portfolio security and engages in an offsetting transaction, it will incur a gain or a loss to the extent that there has been movement in forward currency contract prices. If a Fund engages in an offsetting transaction, it may subsequently enter into a new forward currency contract to sell the foreign currency. Although such contracts tend to minimize the risk of loss due to a decline in the value of the hedged currency, they also tend to limit any potential gain which might result should the value of such currency increase. The Funds will have to convert their holdings of foreign currencies into U.S. dollars from time to time. Although foreign exchange dealers do not charge a fee for conversion, they do realize a profit based on the difference (the "spread") between the prices at which they are buying and selling various currencies.

<u>Standard & Poor's Depositary Receipts</u>. The Variable Growth and Income Fund may invest in Standard & Poor's Depositary Receipts ("SPDRs"). SPDRs represent interests in trusts sponsored by a subsidiary of the American Stock Exchange, Inc. and are structured to provide investors proportionate undivided interests in a securities portfolio constituting substantially all the common stocks (in substantially the same weighting) as the component common stocks of a particular Standard & Poor's Index ("S&P Index"), such as the S&P 500. SPDRs are not redeemable, but are exchange traded. SPDRs represent interests in an investment company that is not actively managed, and instead holds securities in an effort to track the performance of the pertinent S&P Index and not for the purpose of selecting securities that are considered superior investments. The results of SPDRs will not replicate exactly the performance of the pertinent S&P Index due to reductions in the SPDRs' performance attributable to transaction and other expenses, including fees to service providers, borne by the SPDRs. SPDRs distribute dividends on a quarterly basis. The Fund must limit investments in an SPDR to 5% of its total assets and 3% of the outstanding voting securities of the SPDR issuer. Moreover, the Fund's investments in SPDRs, when aggregated with all other investments in investment companies, may not exceed 10% of the total assets of the Fund.

<u>U.S. Government Obligations</u>. The Funds may invest in obligations issued or guaranteed by the U.S. Government, its agencies and instrumentalities, including bills, notes and bonds issued by the U.S. Treasury, as well as "stripped" U.S. Treasury obligations such as Treasury Receipts issued by the U.S. Treasury representing either future interest or principal payments. Stripped securities are issued at a discount to their "face value," and may exhibit greater price volatility than ordinary debt securities because of the manner in which their principal and interest are returned to investors. The stripped Treasury obligations in which the Funds may invest do not include Certificates of Accrual on Treasury Securities ("CATS") or Treasury Income Growth Receipts ("TIGRs").

Obligations of certain agencies and instrumentalities of the U.S. Government, such as the Government National Mortgage Association ("GNMA"), are supported by the full faith and credit of the U.S. Treasury; others, such as those of the Federal National Mortgage Association ("FNMA"), are supported by the right of the issuer to borrow from the Treasury; others, such as those of the Student Loan Marketing Association ("SLMA"), are supported by the discretionary authority of the U.S. Government to purchase the agency's obligations; still others, such as those of the Federal Farm Credit Bureau or the Federal Home Loan Mortgage Corporation ("FHLMC"), are supported only by the credit of the instrumentality. No assurance can be given that the U.S. Government would provide financial support to U.S. Government-sponsored agencies or instrumentalities if it is not obligated to do so by law. Each of the Funds will invest in the obligations of such agencies or instrumentalities only when HSBC believes that the credit risk with respect thereto is minimal.

The Variable Growth and Income Fund and Variable Fixed Income Fund may also invest in "zero coupon" U.S. Government securities. These securities tend to be more volatile than other types of U.S. Government securities. Zero coupon securities are debt instruments that do not pay current interest and are typically sold at prices greatly discounted from par value. The return on a zero coupon obligation, when held to maturity, equals the difference between the par value and the original purchase price.

Options. The Variable Growth and Income Fund and Variable Fixed Income Fund may purchase put and call options on securities, securities indices and foreign currencies and may write (sell) covered put and call options. The Variable Fixed Income Fund will engage in options trading principally for hedging purposes.

A call option gives the purchaser the right to buy, and a writer has the obligation to sell, the underlying security or foreign currency at the stated exercise price at any time prior to the expiration of the option, regardless of the market price or exchange rate of the security or foreign currency, as the case may be. The premium paid to the writer is consideration for undertaking the obligations under the option contract. A put option gives the purchaser the right to sell the underlying security or foreign currency at the stated exercise price at any time prior to the expiration date of the option, regardless of the market price or exchange rate of the security or foreign currency, as the case may be. A call option is covered if a Fund owns the underlying security covered by the call or has an absolute and immediate right to acquire that security without additional cash consideration (or for additional cash consideration if the underlying security is held in a segregated account by its custodian) upon conversion or exchange of other securities held in its portfolio. A put option is covered if a Fund maintains cash, or other liquid assets with a value equal to the exercise price in a segregated account with its custodian. Put and call options will be valued at the last sale price, or in the absence of such a price, at the mean between bid and asked price.

When a portfolio security or currency subject to a call option is sold, a Fund will effect a "closing purchase transaction"--the purchase of a call option on the same security or currency with the same exercise price and expiration date as the call option which the Fund previously has written. If a

Fund is unable to effect a closing purchase transaction, it will not be able to sell the underlying security or currency until the option expires or the Fund delivers the underlying security or currency upon exercise. In addition, upon the exercise of a call option by the holder thereof, a Fund will forego the potential benefit represented by market appreciation over the exercise price.

When a Fund writes an option, an amount equal to the net premium (the premium less the commission) received by the Fund is included in the liability section of its statement of assets and liabilities as a deferred credit. The amount of the deferred credit will be subsequently marked-to-market to reflect the current value of the option written. The current value of the traded option is the last sale price or, in the absence of a sale, the average of the closing bid and asked prices. If an option expires on the stipulated expiration date, or if a Fund enters into a closing purchase transaction, it will realize a gain (or a loss if the cost of a closing purchase transaction exceeds the net premium received when the option is sold) and the deferred credit related to such option will be eliminated. If an option is exercised, the Fund may deliver the underlying security in the open market. In either event, the proceeds of the sale will be increased by the net premium originally received and the Fund will realize a gain or loss.

Covered call options must be listed on a national securities exchange and issued by the Options Clearing Corporation. The purpose of writing covered call options is to generate additional premium income for a Fund. This premium income will serve to enhance the Fund's total return and will reduce the effect of any price decline of the security involved in the option. Covered call options will generally be written on securities which are not expected to make any major price moves in the near future but which, over the long term, are deemed to be attractive investments for the Fund.

Once the decision to write a call option has been made, HSBC, in determining whether a particular call option should be written on a particular security, will consider the reasonableness of the anticipated premium and the likelihood that a liquid secondary market will exist for those options. Closing transactions will be effected in order to realize a profit on an outstanding call option, to prevent an underlying security from being called, or to permit the sale of the underlying security. Furthermore, effecting a closing transaction will permit a Fund to write another call option on the underlying security with either a different exercise price or expiration date or both. If a Fund desires to sell a particular security from its portfolio on which it has written a call option, it will seek to effect a closing transaction prior to, or concurrently with, the sale of the security. There is, of course, no assurance that the Fund will be able to effect such closing transactions at a favorable price. If a Fund cannot enter into such a transaction, it may be required to hold a security that it might otherwise have sold, in which case it would continue to be at market risk on the security. This could result in higher transaction costs. A Fund will pay transaction costs in connection with the writing of options to close out previously written options. Such transaction costs are normally higher than those applicable to purchases and sales of portfolio securities.

Exercise prices of options may be below, equal to, or above the current market values of the underlying securities at the time the options are written. From time to time, a Fund may purchase an underlying security for delivery in accordance with an exercise notice of a call option assigned to it, rather than delivering such security from its portfolio. In such cases, additional costs will be incurred. A Fund will realize a profit or loss from a closing purchase transaction if the cost of the transaction is less or more than the premium received from the writing of the option. Because increases in the market price of a call option will generally reflect increases in the market price of the underlying security, any loss resulting from the repurchase of a call option is likely to be offset in whole or in part by appreciation of the underlying security owned by a Fund.

Where a Fund may purchase put options, that Fund is purchasing the right to sell a specified security (or securities) within a specified period of time at a specified exercise price. Puts may be acquired to facilitate the liquidity of the portfolio assets. Puts may also be used to facilitate the reinvestment of assets at a rate of return more favorable than that of the underlying security. A Fund may sell, transfer, or assign a put only in conjunction with the sale, transfer, or assignment of the underlying security or securities. The amount payable to a Fund upon its exercise of a "put" is normally (i) the Fund's acquisition cost of the securities subject to the put (excluding any accrued interest which the Fund paid on the acquisition), less any amortized market premium or plus any accreted market or original issue discount during the period the Fund owned the securities, plus (ii) all interest accrued on the securities since the last interest payment date during that period. A Fund generally will acquire puts only where the puts are available without the payment of any direct or indirect consideration. However, if necessary or advisable, a Fund may pay for puts either separately in cash or by paying higher price for portfolio securities which are acquired subject to the puts (thus reducing the yield to maturity otherwise available for the same securities).

Index options (or options on securities indices) are similar in many respects to options on securities, except that an index option gives the holder the right to receive, upon exercise, cash instead of securities, if the closing level of the securities index upon which the option is based is greater than, in the case of a call, or less than, in the case of a put, the exercise price of the option.

Because index options are settled in cash, a call writer cannot determine the amount of its settlement obligations in advance and, unlike call writing on specific securities, cannot provide in advance for, or cover, its potential settlement obligations by acquiring and holding the underlying securities. A Fund will segregate assets or otherwise cover index options that would require it to pay cash upon exercise.

A principal reason for writing put and call options is to attempt to realize, through the receipt of premiums, a greater current return than would be realized on the underlying securities alone. In return for the premium received for a call option, a Fund foregoes the opportunity for profit from a price increase in the underlying security above the exercise price so long as the option remains open, but retains the risk of loss should the price of the security decline. In return for the premium received for a put option, a Fund assumes the risk that the price of the underlying security will decline below the exercise price, in which case the put would be exercised and the Fund would suffer a loss. A Fund may purchase put options in an effort to protect the value of a security it owns against a possible decline in market value.

<u>Bond Options</u>. The Variable Fixed Income Fund may purchase put and call options and write covered put and call options on securities in which that Fund may invest directly, and that are

traded on registered domestic securities exchanges or that result from separate, privately negotiated transactions with primary U.S. Government securities dealers recognized by the Board of Governors of the Federal Reserve System (i.e., over-the-counter (OTC) options).

Forward Commitments, When-Issued and Delayed-Delivery Securities. The Variable Growth and Income Fund and the Variable Fixed Income Fund may purchase securities on a "when-issued" or "delayed-delivery" basis (i.e., for delivery beyond the normal settlement date at a stated price and yield). In addition, these Funds may purchase and sell securities on a "forward commitment" basis. These Funds will engage in when-issued and delayed-delivery transactions only for the purpose of acquiring portfolio securities consistent with its investment objective and policies, not for investment leverage. When-issued securities involve a risk that the yield obtained in the transaction will be less than that available in the market when delivery takes place. These Funds will not pay for such securities or start earning interest on them until they are received.

When one of these Funds agrees to purchase securities on a "when-issued" or "delayed-delivery" basis, its custodian will set aside cash or liquid securities equal to the amount of the commitment in a separate account. Normally, the custodian will set aside securities to satisfy the purchase commitment, and in such a case, a Fund may be required subsequently to place additional assets in the separate account in order to assure that the value of the account remains equal to the amount of its commitment. It may be expected that a Fund investing in securities on a when-issued or delayed delivery basis, net assets will fluctuate to a greater degree when it sets aside securities to cover such purchase commitments than when it sets aside cash. In addition, because a Fund will set aside cash or liquid securities to satisfy its purchase commitments in the manner described above, its liquidity and the ability of its investment adviser to manage it might be affected in the event its commitments to purchase "when-issued" or "delayed-delivery" securities ever exceeded 25% of the value of its assets. Under normal market conditions, however, a Fund's commitment to purchase "when-issued" or "delayed-delivery" securities will not exceed 25% of the value of each Fund's total assets.

When a Fund engages in "when-issued" or "delayed-delivery" transactions, it relies on the seller to consummate the trade. Failure of the seller to do so may result in a Fund incurring a loss or missing the opportunity to obtain a price or yield considered to be advantageous.

Mortgage-Related and Asset-Backed Securities. Investments in these and other derivative securities will not be made for purposes of leverage or speculation, but rather primarily for conventional investment or hedging purposes, liquidity, flexibility and to capitalize on market inefficiencies. The Variable Growth and Income Fund and Variable Fixed Income Fund each may, consistent with its investment objective and policies, invest in mortgage-related securities issued or guaranteed by the U.S. Government, its agencies and instrumentalities. In addition, each may invest in mortgage-related securities issued by nongovernmental entities, provided, however, that to the extent that a Fund purchases mortgage-related securities from such issuers which may, solely for purposes of the 1940 Act, be deemed to be investment companies, the Fund's investment in

14

such securities will be subject to the limitations on its investment in investment company securities.

Mortgage-related securities in which these Funds may invest, represent pools of mortgage loans assembled for sale to investors by various governmental agencies such as GNMA and government-related organizations such as FNMA and FHLMC, as well as by nongovernmental issuers such as commercial banks, savings and loan institutions, mortgage bankers and private mortgage insurance companies. Although certain mortgage-related securities are guaranteed by a third party or otherwise similarly secured, the market value of the security, which may fluctuate, is not so secured. If a Fund purchases a mortgage-related security at a premium, that portion may be lost if there is a decline in the market value of the security whether resulting from changes in interest rates or prepayments in the underlying mortgage collateral. As with other interest-bearing securities, the prices of such securities are inversely affected by changes in interest rates. However, though the value of a mortgage-related security may decline when interest rates rise, the converse is not necessarily true, since in periods of declining interest rates the mortgages underlying the securities are prone to prepayment, thereby shortening the average life of the security and shortening the period of time over which income at the higher rate is received. When interest rates are rising, though, the rate of prepayment tends to decrease, thereby lengthening the period of time over which income at the lower rate is received. For these and other reasons, a mortgage-related security's average maturity may be shortened or lengthened as a result of interest rate fluctuations and, therefore, it is not possible to predict accurately the security's return. In addition, regular payments received in respect of mortgage-related securities include both interest and principal. No assurance can be given as to the return the Funds will receive when these amounts are reinvested.

There are a number of important differences among the agencies and instrumentalities of the U.S. Government that issue mortgage-related securities and among the securities that they issue. Mortgage-related securities issued by GNMA include GNMA Mortgage Pass-Through Certificates (also known as "Ginnie Maes") which are guaranteed as to the timely payment of principal and interest by GNMA and such guarantee is backed by the full faith and credit of the United States. GNMA is a wholly-owned U.S. Government corporation within the Department of Housing and Urban Development. GNMA certificates also are supported by the authority of GNMA to borrow funds from the U.S. Treasury to make payments under its guarantee. Mortgage-related securities issued by FNMA include FNMA Guaranteed Mortgage Pass-Through Certificates (also known as "Fannie Maes") which are solely the obligations of FNMA and are not backed by or entitled to the full faith and credit of the United States. FNMA is a government-sponsored organization owned entirely by private stockholders. Fannie Maes are guaranteed as to the timely payment of the principal and interest by FNMA. Mortgage-related securities issued by FHLMC include FHLMC Mortgage Participation Certificates (also known as "Freddie Macs" or "Pcs"). FHLMC is a corporate instrumentality of the United States, created pursuant to an Act of Congress, which is owned entirely by Federal Home Loan Banks. Freddie Macs are not guaranteed by the United States or by any Federal Home Loan Banks and do not constitute a debt or obligation of the United States or of any Federal Home Loan Bank. Freddie Macs entitle the holder to the timely payment of interest, which is guaranteed by FHLMC. FHLMC guarantees either ultimate collection or the timely payment of all principal payments on the underlying mortgage loans. When FHLMC does not guarantee timely payment of principal, FHLMC may remit the amount due on account of its guarantee of ultimate payment of principal at any time after default on an underlying mortgage, but in no event later than one year after it becomes payable.

These Funds may invest in Collateralized Mortgage Obligations ("CMOs"). CMOs may include stripped mortgage securities. Such securities are derivative multi-class mortgage securities issued by agencies or instrumentalities of the U.S. Government, or by private originators of, or investors in, mortgage loans, including savings and loan associations, mortgage banks, commercial banks, investment banks and special purpose subsidiaries of the foregoing. Stripped mortgage securities are usually structured with two classes that receive different proportions of the interest and principal distributions on a pool of mortgage assets. A common type of stripped mortgage security will have one class receiving all of the interest from the mortgage assets (the interest-only or "IO" class), while the other class will receive all of the principal (the principal-only or "PO" class). The yield to maturity on an IO class is extremely sensitive to the rate of principal payments (including prepayments) on the related underlying mortgage assets, and a rapid rate of principal payments may have a material adverse effect on the securities' yield to maturity. Generally, the market value of the PO class is unusually volatile in response to changes in interest rates. If the underlying mortgage assets experience greater than anticipated prepayments of principal, a Fund may fail to fully recoup its initial investment in these securities even if the security is rated in the highest rating category.

Like mortgages underlying mortgage-backed securities, automobile sales contracts or credit card receivables underlying asset-backed securities are subject to prepayment, which may reduce the overall return to certificate holders. Nevertheless, principal prepayment rates tend not to vary much with interest rates, and the short-term nature of the underlying car loans or other receivables tends to dampen the impact of any change in the prepayment level. Certificate holders may also experience delays in prepayment on the certificates if the full amounts due on underlying sales contracts or receivables are not realized because of unanticipated legal or administrative costs of enforcing the contracts or because of depreciation or damage to the collateral (usually automobiles) securing certain contracts, or other factors. In certain market conditions, asset-backed securities may experience volatile fluctuations in value and periods of illiquidity. If consistent with its investment objective and policies, Variable Growth and Income Fund and Variable Fixed Income Fund may invest in other asset-backed securities that may be developed in the future.

Illiquid and Restricted Securities. "Section 4(2) securities" are securities which are issued in reliance on the "private placement" exemption from registration which is afforded by Section 4(2) of the 1933 Act. A Fund will not purchase Section 4(2) securities which have not been determined to be liquid in excess of 15% (10% in the case of the Variable Cash Management Fund) of its net assets. Section 4(2) securities are restricted as to disposition under the federal securities laws, and generally are sold to institutional investors such as the Funds which agree that they are purchasing the securities for investment and not with a view to public distribution. Any resale must also generally be made in an exempt transaction. Section 4(2) securities are normally resold to other institutional investors through or with the assistance of the issuer or investment dealers who make a market in such Section 4(2) securities, thus providing liquidity. Rule 144A, a rule promulgated under Section 4(2) of the 1933 Act, provides a safe-harbor exemption from the registration requirements of the 1933 Act for resales to "qualified institutional buyers" as defined in Rule 144A. With the exception of registered broker-dealers, a qualified institutional buyer must generally own and invest on a discretionary basis at least $100 million in securities.

HSBC may deem Section 4(2) securities liquid if it believes that, based on the trading markets for such security, such security can be disposed of within seven days in the ordinary course of business at approximately the amount at which the Fund has valued the security.   In making such determination, the following factors, among others, may be deemed relevant: (i) the credit quality of the issuer; (ii) the frequency of trades and quotes for the security; (iii) the number of dealers willing to purchase or sell the security and the number of other potential purchasers; (iv) dealer undertakings to make a market in the security; and (v) the nature of the security and the nature of market-place trades.

Treatment of Section 4(2) securities as liquid could have the effect of decreasing the level of a Fund's liquidity to the extent that qualified institutional buyers become, for a time, uninterested in purchasing these securities.

<u>Investments in Municipal Securities</u>. The Variable Fixed Income Fund may, when deemed appropriate by HSBC and consistent with the investment objective of the Fund, invest in obligations of state and local governmental issuers which carry taxable yields that are comparable to yields of other fixed income instruments of comparable quality, or which HSBC believes offer the potential for capital appreciation. Municipal obligations may include bonds which may be categorized as either "general obligation" or "revenue" bonds. General obligation bonds are secured by the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. Revenue bonds are secured by the net revenue derived from a particular facility or group of facilities or, in some cases, the proceeds of a special excise or other specific revenue source, but not by the general taxing power of the issuer.

The Variable Fixed Income Fund may also invest in municipal notes rated at least MIG-1 by Moody's or SP-1 by S&P. Municipal notes will consist of tax anticipation notes, bond anticipation notes, revenue anticipation notes and construction loan notes. Notes sold as interim financing in anticipation of collection of taxes, a bond sale or receipt of other revenues are usually general obligations of the issuer.

The Fund also may invest in municipal commercial paper, provided such commercial paper is rated at least "Prime-1" by Moody's or "A-1" by S&P or, if unrated, is of comparable investment quality as determined by HSBC.

<u>Investment Companies</u>.   The Funds may invest in securities issued by other investment companies, including, but not limited to, money market investment companies, within the limits prescribed by the 1940 Act. As a shareholder of another investment company, a Fund would bear, along with other shareholders, its pro rata portion of the expenses of such other investment company, including advisory fees. These expenses would be in addition to the advisory and other

expenses that a Fund bears directly in connection with its own operations, and may represent a duplication of fees to Shareholders of a Fund.

Lending of Portfolio Securities. The Funds, from time to time, may lend portfolio securities to broker-dealers, banks or institutional borrowers of securities. The Funds must receive 100% collateral, in the form of cash or U.S. Government securities. This collateral must be valued daily, and should the market value of the loaned securities increase, the borrower must furnish additional collateral to the lender. During the time portfolio securities are on loan, the borrower pays the lender any dividends or interest paid on such securities. Loans are subject to termination by the lender or the borrower at any time. While the Funds do not have the right to vote securities on loan, each intends to terminate the loan and regain the right to vote if that is considered important with respect to the investment. In the event the borrower defaults on its obligation to a Fund, it could experience delays in recovering its securities and possible capital losses. The Funds will only enter into loan arrangements with broker-dealers, banks or other institutions determined to be creditworthy under guidelines established by the Board of Trustees.

Convertible Securities. The Variable Growth and Income Fund may invest in convertible securities. Convertible securities are fixed income securities that may be exchanged or converted into a predetermined number of the issuer's underlying common stock at the option of the holder during a specified time period. Convertible securities may take the form of convertible preferred stock, convertible bonds or debentures, units consisting of "usable" bonds and warrants or a combination of the features of several of these securities. The Fund will invest in convertible securities that are rated "BBB" by S&P and "Baa" by Moody's, or higher, at the time of investment, or if unrated, are of comparable quality.

Convertible bonds and convertible preferred stocks are fixed income securities that generally retain the investment characteristics of fixed income securities until they have been converted but also react to movements in the underlying equity securities. The holder is entitled to receive the fixed income of a bond or the dividend preference of a preferred stock until the holder elects to exercise the conversion privilege. Usable bonds are corporate bonds that can be used in whole or in part, customarily at full face value, in lieu of cash to purchase the issuer's common stock.

When owned as part of a unit along with warrants, which are options to buy the common stock, they function as convertible bonds, except that the warrants generally will expire before the bond's maturity. Convertible securities are senior to equity securities, and, therefore, have a claim to assets of the corporation prior to the holders of common stock in the case of liquidation. However, convertible securities are generally subordinated to similar non-convertible securities of the same company. The interest income and dividends from convertible bonds and preferred stocks provide a stream of income with generally higher yields than common stocks, but lower than non-convertible securities of similar quality.

The Fund will exchange or convert the convertible securities held in its portfolio into shares of the underlying common stock in instances in which, in the opinion of HSBC, the investment characteristics of the underlying common shares will assist the Fund in achieving its investment objective. Otherwise, the Funds will hold or trade the convertible securities. In selecting convertible securities for the Fund, HSBC evaluates the investment characteristics of the convertible security as a fixed income instrument, and the investment potential of the underlying equity security for capital appreciation. In evaluating these matters with respect to a particular convertible security, HSBC may consider numerous factors, including the economic and political outlook, the value of the security relative to other investment alternatives, trends in the determinants of the issuer's profits, and the issuer's management capability and practices.

As with all fixed income securities, the market values of convertible securities tend to increase when interest rates decline and, conversely, tend to decline when interest rates increase.

Warrants. The Variable Growth and Income Fund may purchase warrants and similar rights, which are privileges issued by corporations enabling the owners to subscribe to and purchase a specified number of shares of the corporation at a specified price during a specified period of time. The purchase of warrants involves the risk that the Fund could lose the purchase value of a warrant if the right to subscribe to additional shares is not exercised prior to the warrant's expiration. Also, the purchase of warrants involves the risk that the effective price paid for the warrant added to the subscription price of the related security may exceed the value of the subscribed security's market price such as when there is no movement in the level of the underlying security.

Repurchase Agreements. Securities held by the Funds may be subject to repurchase agreements. Under the terms of a repurchase agreement, a Fund would acquire securities from member banks of the Federal Deposit Insurance Corporation and registered broker-dealers that HSBC deems creditworthy under guidelines approved by the Board of Trustees, subject to the seller's agreement to repurchase such securities at a mutually agreed-upon date and price, which includes interest negotiated on the basis of current short-term rates. The seller under a repurchase agreement will be required to maintain at all times the value of collateral held pursuant to the agreement at not less than the repurchase price (including accrued interest). If the seller were to default on its repurchase obligation or become insolvent, a Fund holding such obligation would suffer a loss to the extent that the proceeds from a sale of the underlying portfolio securities were less than the repurchase price under the agreement. Securities subject to repurchase agreements will be held by the Fund's custodian or another qualified custodian, as appropriate, or in the Federal Reserve/Treasury book-entry system.

Reverse Repurchase Agreements. The Funds may also enter into reverse repurchase agreements in accordance with applicable investment restrictions. Pursuant to such reverse repurchase agreements, a Fund would sell certain of its securities to financial institutions such as banks and broker-dealers, and agree to repurchase them at a mutually agreed upon date and price. At the time a Fund enters into a reverse repurchase agreement, it will place in a segregated custodial account assets such as U.S. Government securities or other liquid securities consistent with its investment restrictions having a value equal to the repurchase price (including accrued interest), and will subsequently continually monitor the account to ensure that such equivalent value is maintained at all times. Reverse repurchase agreements involve the risk that the market value of securities to be purchased by a Fund may decline below the price at which it is obligated to repurchase the securities, or that the other party may default on its obligation, so that the Fund is delayed or prevented from completing the transaction.

<u>Futures Contracts and Options Thereon</u>. The Variable Growth and Income Fund and Variable Fixed Income Fund may enter into contracts for the future delivery of securities or foreign currencies and futures contracts based on a specific security, class of securities, interest rate, foreign currency or an index, purchase or sell options on any such futures contracts and engage in related closing transactions. A futures contract on a securities index is an agreement obligating either party to pay, and entitling the other party to receive, while the contract is outstanding, cash payments based on the level of a specified securities index. A Fund may engage in such futures transactions in an effort to hedge against market risks and to manage its cash position, but not for leveraging purposes. This investment technique is designed primarily to hedge against anticipated future changes in market conditions or foreign exchange rates which otherwise might adversely affect the value of securities which these Funds hold or intend to purchase. For example, when interest rates are expected to rise or market values of portfolio securities are expected to fall, these Funds can seek through the sale of futures contracts to offset a decline in the value of its portfolio securities. When interest rates are expected to fall or market values are expected to rise, these Funds, through the purchase of such contracts, can attempt to secure better rates or prices than might later be available in the market when it effects anticipated purchases.

The acquisition of put and call options on futures contracts will, respectively, give a Fund the right (but not the obligation), for a specified price, to sell or to purchase the underlying futures contract, upon exercise of the option, at any time during the option period.

The value of a Fund's contracts may equal or exceed 100% of its total assets, although it will not purchase or sell a futures contract unless immediately following such sale or purchase the aggregate amount of margin deposits on its existing futures positions plus the amount of premiums paid for related futures options entered into for other than bona fide hedging purposes is 5% or less of the its net assets. Futures transactions will be limited to the extent necessary to maintain the qualification of these Funds as regulated investment companies.

The Funds also may purchase and sell put and call options on futures contracts. An option on a futures contract gives the purchaser the right, but not the obligation, in return for the premium paid, to assume (in the case of a call) or sell (in the case of a put) a position in a specified underlying futures contract (which position may be a long or short position) a specified exercise price at any time during the option exercise period. Sellers of options on futures contracts, like buyers and sellers of futures contracts, make an initial margin deposit and are subject to calls for variation margin.

Futures transactions involve brokerage costs and require a Fund to segregate liquid assets, such as cash, U.S. Government securities or other liquid securities to cover its obligation under such contracts. There is a possibility that these Funds may lose the expected benefit of futures transactions if interest rates, securities prices or foreign exchange rates move in an unanticipated manner. Such unanticipated changes may also result in poorer overall performance than if a Fund had not entered into any futures transactions. In addition, the value of futures positions may not prove to be perfectly or even highly correlated with the value of its portfolio securities and foreign currencies, limiting the Fund's ability to hedge effectively against interest rate, foreign exchange rate and/or market risk and giving rise to additional risks. There is no assurance of liquidity in the secondary market for purposes of closing out futures positions.

<u>Regulatory Restrictions</u>. As required by the Securities and Exchange Commission, when purchasing or selling a futures contract or writing a put or call option or entering into a forward foreign currency exchange purchase, a Fund will maintain in a segregated account cash or liquid securities equal to the value of such contracts.

To the extent required to comply with Commodity Futures Trading Commission Regulation 4.5 and thereby avoid being classified as a "commodity pool operator," a Fund will not enter into a futures contract or purchase an option thereon if immediately thereafter the initial margin deposits for futures contracts held by such Fund plus premiums paid by it for open options on futures would exceed 5% of such Fund's total assets. Such Fund will not engage in transactions in financial futures contracts or options thereon for speculation, but only to attempt to hedge against changes in market conditions affecting the values of securities which such Fund holds or intends to purchase. When futures contracts or options thereon are purchased to protect against a price increase on securities intended to be purchased later, it is anticipated that at least 25% of such intended purchases will be completed. When other futures contracts or options thereon are purchased, the underlying value of such contracts will at all times not exceed the sum of: (1) accrued profit on such contracts held by the broker; (2) cash or high quality money market instruments set aside in an identifiable manner; and (3) cash proceeds from investments due in 30 days.

INVESTMENT RESTRICTIONS

The following investment restrictions may be changed with respect to a particular Fund only by a vote of a majority of the outstanding Shares of that Fund (as defined under "ADDITIONAL INFORMATION -- Vote of a Majority of the Outstanding Shares" in this SAI).

None of the Funds will:

1. Purchase any securities which would cause more than 25% of the value of the Fund's total assets at the time of purchase to be invested in securities of one or more issuers conducting their principal business activities in the same industry, provided that: (a) there is no limitation with respect to obligations issued or guaranteed by the U.S. Government or its agencies or instrumentalities and repurchase agreements secured by obligations of the U.S. Government or its agencies or instrumentalities; (b) wholly owned finance companies will be considered to be in the industries of their parents if their activities are primarily related to financing the activities of their parents; and (c) utilities will be divided according to their services. For example, gas, gas transmission, electric and gas, electric and telephone will each be considered a separate industry. With respect to the Variable Cash Management Fund, this restriction does not apply to securities or obligations issued by U.S. banks;

2.   Purchase securities of any one issuer, other than obligations issued or guaranteed by the U.S. Government or its agencies or instrumentalities, if, immediately after such purchase, more than 5% of the value of the Fund's total assets would be invested in such issuer, or the Fund would hold more than 10% of the outstanding voting securities of the issuer, except that 25% or less of the value of a Fund's total assets may be invested without regard to such limitations. There is no limit to the percentage of assets that may be invested in U.S. Treasury bills, notes, or other obligations issued or guaranteed by the U.S. Government or its agencies or instrumentalities;

3.   Borrow money or issue senior securities, except that a Fund may (i) borrow from banks, so long as immediately after each borrowing there is asset coverage of 300%, and (ii) enter into reverse repurchase agreements (or similar investment techniques) and enter into transactions in options, futures, options on futures, and other derivative instruments as described in the Funds' Prospectuses and SAI from time to time;

4.   Make loans, except that a Fund may purchase or hold debt instruments and lend portfolio securities (in an amount not to exceed one-third of its total assets), in accordance with its investment objective and policies, make time deposits with financial institutions and enter into repurchase agreements;

5.   Underwrite securities issued by other persons, except to the extent that a Fund may be deemed to be an underwriter under certain securities laws in the disposition of "restricted securities";

6.   Purchase or sell commodities or commodities contracts, except to the extent disclosed in the current Prospectus and/or SAI of the Fund; and

7.   Purchase or sell real estate (although investments in marketable securities of companies engaged in such activities and securities secured by real estate or interests therein are not prohibited by this restriction).

The following additional investment restriction is not a fundamental policy and therefore may be changed without the vote of a majority of the outstanding Shares of a Fund. Except as provided in the fundamental policies described above, none of the Funds may:

1.   Purchase or otherwise acquire any securities if, as a result, more than 15% of the Fund's net assets (10% of the Variable Cash Management Fund's net assets) would be invested in securities that are illiquid.

If any percentage restriction described above is satisfied at the time of purchase, a later increase or decrease in such percentage resulting from a change in net asset value will not constitute a violation of such restriction. However, should a change in net asset value or other external events cause a Fund's investments in illiquid securities to exceed the limitation set forth in such Fund's Prospectus, that Fund will act to cause the aggregate amount of illiquid securities to come within such limit as soon as reasonably practicable. In such an event, however, that Fund would not be required to liquidate any portfolio securities where the Fund would suffer a loss on the sale of such securities.

Portfolio Turnover

Changes may be made in a Fund's portfolio consistent with the investment objective and policies of the Fund whenever such changes are believed to be in the best interests of the Fund and its Shareholders, and each Fund will be managed without regard to its portfolio turnover rate. The portfolio turnover rates for all of the Funds may vary greatly from year to year as well as within a particular year, and may be affected by cash requirements for redemptions of Shares. High portfolio turnover rates will generally result in higher transaction costs to a Fund, including brokerage commissions.

The portfolio turnover rate for each of the Funds is calculated by dividing the lesser of a Fund's purchases or sales of portfolio securities for the year by the monthly average value of the securities. The Securities and Exchange Commission requires that the calculation exclude all securities whose remaining maturities at the time of acquisition are one year or less.


NET ASSET VALUE


The net asset value of each Fund is determined and the Shares of each Fund are priced on each Business Day of the Trust (other than a day on which there are insufficient changes in the value of a Fund's portfolio securities to materially affect the Fund's net asset value or a day on which no Shares of the Fund are tendered for redemption and no order to purchase any Shares is received). A "Business Day" is a day on which the New York Stock Exchange, Inc. ("NYSE") is open for trading. Currently, the NYSE is closed on the following holidays: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving, and Christmas.

Valuation of the Variable Cash Management Fund

The Variable Cash Management Fund's portfolio securities are valued using the amortized cost method of valuation. This involves valuing a security at cost on the date of acquisition and thereafter assuming a constant accretion of a discount or amortization of a premium to maturity, regardless of the impact of fluctuating interest rates on the market value of the instrument. While this method provides certainty in valuation, it may result in periods during which value, as determined by amortized cost, is higher or lower than the price the Fund would receive if it sold the instrument. During such periods the yield to investors in the Fund may differ somewhat from that obtained in a similar investment company which uses available market quotations to value all of its portfolio securities.

Valuation of the Other Funds

Portfolio securities, the principal market for which is a securities exchange, will be valued at the closing sales price on that exchange on the day of computation, or, if there have been no sales during such day, at the latest bid quotation. Portfolio securities, the principal market for which is not a securities exchange, will be valued at their latest bid quotation in such principal market. If no such bid price is available, then such securities will be valued in good faith at their respective fair market values using methods determined by or under the supervision of the Board of Trustees. Foreign securities are valued based on quotations from the primary market in which they are traded and are translated from the local currency into U.S. dollars using current exchange rates. Shares of investment companies are valued on the basis of their net asset values, subject to any applicable sales charge. Portfolio securities with a remaining maturity of 60 days or less will be valued either at amortized cost or original cost plus accrued interest, which approximates current value.

All other assets and securities, including securities for which market quotations are not readily available, will be valued at their fair market value as determined in good faith under the general supervision of the Board of Trustees.

ADDITIONAL PURCHASE AND REDEMPTION INFORMATION

The Shares of each Fund are sold on a continuous basis by the Funds' distributor, and the distributor has agreed to use appropriate efforts to solicit all purchase orders. The public offering price of Shares of the Funds is their net asset value per Share.

The Trust may suspend the right of redemption or postpone the date of payment for Shares during any period when (a) trading on the NYSE is restricted by applicable rules and regulations of the Securities and Exchange Commission, (b) the NYSE is closed for other than customary weekend and holiday closings, (c) the Securities and Exchange Commission has by order permitted such suspension, or (d) an emergency exists as a result of which (i) disposal by the Trust of securities owned by it is not reasonably practical or (ii) it is not reasonably practical for the Trust to determine the fair market value of its net assets.

Shares may be redeemed without charge on any day that net asset value is calculated. All redemption orders are effected at the net asset value per Share next determined after receipt by the distributor of a redemption request. Payment for Shares redeemed normally will be made within seven days.

The Trust intends to pay cash for all Shares redeemed, but under conditions which make payment in cash unwise, such as large-scale redemptions or market illiquidity, payment may be made wholly or partly in portfolio securities at their then market value equal to the redemption price. In such cases, a Shareholder may incur brokerage costs in converting such securities to cash.

Variable Contract Owners do not deal directly with the Funds to purchase, redeem, or exchange Shares, and Variable Contract Owners should refer to the prospectus for the applicable Separate Account for information on the allocation of premiums and on transfers of accumulated value among sub-accounts of the pertinent Separate Account that invests in the Funds.

Each Fund reserves the right to discontinue offering Shares at any time. In the event that a Fund ceases offering its Shares, any investments allocated to the Fund will, subject to any necessary regulatory approvals, be invested in another portfolio of the Trust deemed appropriate by the Trustees.

MANAGEMENT OF THE TRUST

Management Information

The names of the Trustees, their addresses, ages, positions, principal occupation(s) during the past five years, number of portfolios in the fund complex overseen, and other directorships held by each Trustee and executive officer who is an ''interested person'' (as defined in the 1940 Act) and each non-interested Trustee are set forth below:

Trustees

Name, Address, and Age	Position(s) Held with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Trusteeships Held by Trustee
Non-Interested Trustees					
James H. Woodward University of North Carolina at Charlotte 9201 University City Blvd. Charlotte, NC 28223 Birthdate: 11/24/1939	Trustee	Indefinite 4/97 to present	Chancellor, University of North Carolina at Charlotte— 7/89 to present	25	J.A. Jones, Inc.
Michael Van Buskirk 3435 Stelzer Road Columbus, Oh 43219 Birthdate: 02/22/1947	Trustee	Indefinite 4/97 to present	Chief Executive Officer, Ohio Bankers Assoc. (industry trade association)— 5/91 to present	25	Coventry Corporation
Interested Trustees					
Walter B. Grimm[1] 3435 Stelzer Road Columbus, Oh 43219 Birthdate: 06/30/1945	Trustee	Indefinite 4/97 to present	Employee of BISYS Fund Services—6/92 to present	25	1st Source Monogram Funds American Performance Brenton Mutual Funds Counter Bond Fund Kensington Funds Performance Funds Trust The Shelby Funds United American Cash Reserves UST of Boston

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[1]   Mr. Grimm may be deemed to be an "interested person," as defined by the Investment Company Act of 1940, because of his employment with BISYS Fund Services.

Executive Officers

Name, Address, and Age	Position(s) Held with Trust	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years
Walter B. Grimm 3435 Stelzer Road Columbus, Oh 43219 Age: 56	President and Chairman of the Board	Indefinite 4/97 to present	Employee of BISYS Fund Services (6/92 to present)
Gregory Maddox Columbia Square Suite 500 1230 Columbia St San Diego, CA 92101 Age: 34	Vice President and Assistant Secretary	Indefinite 4/97 to present	Employee of BISYS Fund Services (4/91 to present).
Charles L. Booth 3435 Stelzer Road, Columbus, OH 43219 Age: 42	Vice President and Assistant Secretary	Indefinite 4/99 to present	Employee of BISYS Fund Services (4/91 to present).
Jeffrey Cusick 3435 Stelzer Road, Columbus, OH 43219 Age: 42	Vice President	Indefinite 11/01 to present	Employee of BISYS Fund Services (7/95 to present).
Alaina Metz 3435 Stelzer Road, Columbus, OH 43219 Age: 35	Secretary	Indefinite 4/97 to present	Employee of BISYS Fund Services (6/95 to present).
Steven Pierce 3435 Stelzer Road, Columbus, OH 43219 Age: 36	Treasurer	Indefinite 8/01 to present	Employee of BISYS Fund Services (4/99 to present); Manager of Investment Operations, CNA Insurance (10/96 to 4/99).
Nimish Bhatt 3435 Stelzer Road, Columbus, OH 43219 Age: 38	Principal Financial and Accounting Officer and Comptroller	Indefinite 11/98 to present	Employee of BISYS Fund Services (7/96 to present).

Board of Trustees

Overall responsibility for management of the Trust rests with its Board of Trustees, who are elected by the Shareholders of the Trust. The Trustees elect the officers of the Trust to supervise actively its day-to-day operations.

Valuation Committee

The Board of Trustees has a Valuation Committee whose function is to monitor the valuation of portfolio securities and other investments and, as required by the Trust's valuation policies, when the Board is not in session it shall determine the fair value of portfolio holdings after consideration of all relevant factors, which determinations shall be reported to the full Board. The Valuation Committee currently consists of Messrs. Van Buskirk, Grimm, Pierce, and Ms. Metz. The Valuation Committee held no meetings during the last year.

Listed below for each Trustee is a dollar range of securities beneficially owned in the Funds together with the aggregate dollar range of equity securities in all registered investment companies overseen by each Trustee that are in the same family of investment companies as the Trust, as of December 31, 2001.

Name of Trustee	Dollar Range of Equity Securities in the Trust	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies
James H. Woodward	none	none
Michael Van Buskirk	none	none
Walter B. Grimm	none	none

As of January 1, 2002, the Trustees and officers of the Trust, as a group, owned Variable Contracts that entitled them to give voting instructions with respect to less than one percent of the Shares of any portfolio of the Trust.

No non-interested Trustee (or an immediate family member thereof) had any direct or indirect interest, the value of which exceeds $60,000, in the Advisor, the principal underwriter of the Trust, or any entity controlling, controlled by or under common control with the Advisor or the principal underwriter of the Trust (no including registered investment companies). Set forth in the table below is information regarding each non-interested Trustee's (and his immediate family members') share ownership in securities of the Advisor, the principal underwriter of the Trust, and any entity controlling, controlled by or under common control with the Advisor or principal underwriter of the Trust (not including registered investment companies).

Name of Trustee	Name of Owners and Relationships to Trustee	Company	Title of Class	Value of Securities	Percent of Class
James H. Woodward	none	none	none	none	none
Michael Van Buskirk	none	none	none	none	none

No non-interested Trustee or immediate family member has during the two most recently completed calendar years had: (i) any material interest, direct or indirect, in any transaction or series of similar transactions, in which the amount involved exceeds $60,000; (ii) any securities interest in the principal underwriter of the Trust or the Investment Adviser or their affiliates (other than the Trust); or (iii) any direct or indirect relationship of any nature, in which the amount involved exceeds $60,000, with:

- the Funds;

- an officer of the Funds;

- an investment company, or person that would be an investment company but for the exclusions provided by sections 3(c)(1) and 3(c)(7) of the 1940 Act, having the same investment adviser or principal underwriter as the Funds or having an investment adviser or principal underwriter that directly or indirectly controls, is controlled by, or is under common control with the Investment Adviser or principal underwriter of the Funds;

- an officer of an investment company, or a person that would be an investment company but for the exclusions provided by sections 3(c)(1) and 3(c)(7) of the 1940 Act, having the same investment adviser or principal underwriter as the Funds or having an investment adviser or principal underwriter that directly or indirectly controls, is controlled by, or is under common control with the Investment Adviser or principal underwriter of the Funds;

- the Investment Adviser or principal underwriter of the Funds,

- an officer of the Investment Adviser or principal underwriter of the Funds;

- a person directly or indirectly controlling, controlled by, or under common control with the Investment Adviser or principal underwriter of the Funds; or

- an officer of a person directly or indirectly controlling, controlled by, or under common control with the Investment Adviser or principal underwriter of the Funds.

Trustee Compensation

The Trust pays each Trustee who is not an employee of BISYS or its affiliates a retainer fee at the rate of $500 per calendar quarter, reasonable out-of-pocket expenses, $750 for each regular meeting of the Board of Trustees attended in person, and $250 for each regular meeting of the Board of Trustees attended by telephone. The Trust also pays each such Trustee $750 for each special meeting of the Board of Trustees attended in person, and $250 for each special meeting of the Board of Trustees attended by telephone. For the fiscal year ended December 31, 2001, the Trust paid the following compensation to the Trustees of the Trust:

Name of Person, Position	Aggregate Compensation From Fund	Pension or Retirement Benefits Accrued as Part of Funds Expenses*	Estimated Annual Benefits Upon Retirement	Total Compensation From Fund and Fund Complex** Paid to Directors
James H. Woodward, Trustee	$4,000	None	None	$4,000
Michael Van Buskirk, Trustee	$4,000	None	None	$4,000
Walter B. Grimm, Trustee	$0	None	None	$ 0

*   The Trust does not accrue pension or retirement benefits as part of Fund expenses, and Trustees of the Trust are not entitled to benefits upon retirement from the Board of Trustees.

**   The Fund Complex consisted of the Trust, the BB&T Funds, AmSouth Funds, HSBC Mutual Funds Trust, HSBC Funds Trust, and the Fifth Third Funds.

The officers of the Trust receive no compensation directly from the Trust for performing the duties of their offices. BISYS Fund Services Ohio, Inc. receives fees from the Trust for providing certain administration, fund accounting and transfer agency services.

Investment Adviser

Subject to the general supervision of the Trust's Board of Trustees and in accordance with the Funds' investment objectives and restrictions, investment advisory services are provided to the Variable Growth and Income Fund, Variable Fixed Income Fund, and Variable Cash Management Fund by HSBC Asset Management (Americas) Inc. pursuant to an Investment Advisory Agreement dated October 1, 1999 (the "Investment Advisory Agreement"). HSBC, 452 Fifth Avenue, New York, New York, 10018, is the investment adviser for the Funds, pursuant to an Investment Advisory contract with the Trust dated October 1, 1999. HSBC is a wholly-owned subsidiary of HSBC Bank USA, a New York State chartered bank, which is a wholly-owned subsidiary of HSBC USA, Inc., a registered bank holding company, (collectively the "HSBC organization"). The HSBC organization currently provides investment advisory services for individuals, trusts, estates and institutions. As of December 31, 2001, the HSBC organization managed more than $13.7 billion in assets.

Under the Investment Advisory Agreement, HSBC has agreed to provide, either directly or through one or more sub-advisers, investment advisory services for each of the Funds as described in the Prospectus. For the services provided and expenses assumed pursuant to the Investment Advisory Agreement, HSBC is entitled to a fee, computed daily and paid monthly at the following rates, calculated as a percentage of average daily net assets of each Fund: 0.55% for the Variable Growth and Income Fund: 0.55% for the Variable Fixed Income Fund, and 0.35% for the Variable Cash Management Fund. For the period from May 25, 2000 (commencement of operations) through December 31, 2000, and for the fiscal year ended December 31, 2001, the Variable Growth and Income Fund incurred investment advisory fees of $358 and $85,692, respectively, of which $358 and $80,018, respectively, was waived or reimbursed by HSBC. For the period from May 25, 2000 (commencement of operations) through December 31, 2000, and for the fiscal year ended December 31, 2001, the Variable Fixed Income Fund incurred investment advisory fees of $21 and $51,485, respectively, of which $21 and $50,355, respectively, was waived or reimbursed by HSBC. For the period from May 25, 2000 (commencement of operations) through December 31, 2000, and for the fiscal year ended December 31, 2001, the Variable Cash Management Fund incurred investment advisory fees of $193 and $62,555, of which $193 and $60,214, respectively, was waived or reimbursed by HSBC.

Unless sooner terminated, the Investment Advisory Agreement continues in effect as to a particular Fund for an initial term of two years, and thereafter for successive one-year periods if such continuance is approved at least annually by the Board of Trustees or by vote of a majority of the outstanding Shares of such Fund and a majority of the Trustees who are not parties to the Investment Advisory Agreement or interested persons (as defined in the 1940 Act) of any party to the Investment Advisory Agreement by votes cast in person at a meeting called for such purpose. The Investment Advisory Agreement is terminable as to a particular Fund at any time on 60 days' written notice without penalty by the Trustees, by vote of a majority of the outstanding Shares of that Fund, or by HSBC. The Investment Advisory Agreement also terminates automatically in the event of any assignment, as defined in the 1940 Act.

The Investment Advisory Agreement provides that HSBC shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust in connection with the performance of its duties, except a loss resulting from a breach of fiduciary duty with respect to the receipt of compensation for services or a loss resulting from willful misfeasance, bad faith, or gross negligence on the part of HSBC or any sub-advisers in the performance of their duties, or from reckless disregard of their duties and obligations thereunder.

From time to time, advertisements, supplemental sales literature, and information furnished to present or prospective Shareholders of the Fund may include descriptions of HSBC including, but not limited to, (i) descriptions of HSBC's operations; (ii) descriptions of certain personnel and their functions; and (iii) statistics and rankings related to HSBC's operations.

The Board of Trustees most recently approved the Investment Advisory Agreement at a meeting held on May 21, 2001. In determining whether it was appropriate to approve the Investment Advisory Agreement, the Board of Trustees requested information, provided by HSBC, that it believed to be reasonably necessary to reach its conclusion. The Board of Trustees carefully evaluated this information, and was advised by legal counsel with respect to its deliberations. Based on its review of the information requested and provided, the Board of Trustees determined that the Investment Advisory Agreement is consistent with the best interests of each Fund to which it applies and its shareholders, and enables each Fund to receive high quality services at a cost that is appropriate, reasonable, and in the best interests of the Funds and their shareholders. The Board of Trustees made these determinations on the basis of the following considerations, among others:

- The investment advisory fees payable to HSBC under the Investment Advisory Agreement are fair and reasonable in light of the services to be provided, the anticipated costs of these services, the profitability of HSBC's relationship with the Funds, and the comparability of the proposed fee to fees paid by comparable mutual funds;

- The Investment Advisory Agreement did not increase current investment advisory fees or overall operating expenses of each Fund to which it applies over historical fee and expense levels;

- The continuity of each Fund's current portfolio manager and other persons responsible for management of the Fund, which should help ensure continuity of management and consistency of performance;

- The nature, quality and extent of the investment advisory services expected to be provided by HSBC, in light of the high quality services provided to the Funds in the past and the other mutual funds advised by HSBC and the Funds' historic performance, including achievement of stated investment objectives;

- HSBC's representations regarding its staffing and capabilities to manage the Funds, including the retention of personnel with significant portfolio management experience;

- HSBC's entrepreneurial commitment to the management and success of the Funds, which could entail a substantial commitment of resources to the successful operation of the Funds;

- The overall high quality of the personnel, operations, financial condition, investment management capabilities, methodologies, and performance of HSBC.

Accordingly, in light of the above considerations and such other factors and information it considered relevant, the Board of Trustees unanimously approved the Investment Advisory Agreement.

Portfolio Transactions

HSBC determines, subject to the general supervision of the Board of Trustees and in accordance with each Fund's investment objective and restrictions, which securities are to be purchased and sold by a Fund, and which brokers or dealers are to be eligible to execute such Fund's portfolio transactions.

Purchases and sales of portfolio securities which are debt securities usually are principal transactions in which portfolio securities are normally purchased directly from the issuer or from an underwriter or market maker for the securities. Purchases from underwriters of portfolio securities generally include a commission or concession paid by the issuer to the underwriter, and purchases from dealers serving as market makers may include the spread between the bid and asked price. Transactions on stock exchanges involve the payment of negotiated brokerage commissions. Transactions in the over-the-counter market are generally principal transactions with dealers. With respect to the over-the-counter market, the Trust, where possible, will deal directly with dealers who make a market in the securities involved except in those circumstances where better price and execution are available elsewhere.

Allocation of transactions, including their frequency, to various brokers and dealers is determined by HSBC in its best judgment and in a manner deemed fair and reasonable to Shareholders. In selecting a broker or dealer, HSBC evaluates a wide range of criteria, including the commission rate or dealer mark-up, execution capability, the broker's/dealer's positioning and distribution capabilities, back office efficiency, ability to handle difficult trades, financial stability, reputation, prior performance, and, in the case of brokerage commissions, research. The primary consideration is the broker's ability to provide prompt execution of orders in an effective manner at the most favorable price for the security. Subject to this consideration, brokers and dealers who provide supplemental investment research to HSBC may receive orders for transactions on behalf of the Funds. Research may include brokers' analyses of specific securities, performance and technical statistics, and information databases. It may also include maintenance research, which is the information that keeps HSBC informed concerning overall economic, market, political and legal trends. Under some circumstances, HSBC's evaluation of research and other broker selection criteria may result in one or a few brokers executing a substantial percentage of a Fund's trades. This might occur, for example, where a broker can provide best execution at a cost that is reasonable in relation to its services and the broker offers unique or superior research facilities, special knowledge or expertise in a Fund's relevant markets, or access to proprietary information about companies that are a majority of a Fund's investments.

Research information so received is in addition to and not in lieu of services required to be performed by HSBC and does not reduce the fees payable to HSBC by the Trust. Such information may be useful to HSBC in serving both the Trust and other clients and, conversely, supplemental information obtained by the placement of business of other clients may be useful in carrying out its obligations to the Funds. While HSBC generally seeks competitive commissions, the Funds may not necessarily pay the lowest commission available on each brokerage transaction for reasons discussed above.

Investment decisions for each Fund are made independently from those for the other Funds or any other portfolio, investment company or account managed by HSBC. Any such other portfolio, investment company or account may also invest in the same securities as the Funds. When a purchase or sale of the same security is made at substantially the same time on behalf of a Fund and another Fund, portfolio, investment company or account, the transaction will be averaged as to price and available investments will be allocated as to amount in a manner which HSBC believes to be equitable to the Fund(s) and such other portfolio, investment company or account. In some instances, this investment procedure may adversely affect the price paid or received by a Fund or the size of the position obtained by a Fund. To the extent permitted by law, HSBC may aggregate the securities to be sold or purchased for a Fund with those to be sold or purchased for other Funds or for other portfolios, investment companies or accounts in order to obtain best execution. In making investment recommendations for a Fund, HSBC will not inquire or take into consideration whether an issuer of securities proposed for purchase or sale by a Fund is a customer of HSBC or the Funds' distributor, their parents or their subsidiaries or affiliates and, in dealing with its customers, HSBC, its parent, subsidiaries, and affiliates will not inquire or take into consideration whether securities of such customers are held by the Trust.

For the period from May 25, 2000 (commencement of operations) through December 31, 2000, and for the fiscal year ended December 31, 2001, the Variable Growth and Income Fund paid aggregate brokerage commissions equal to $0 and $2,568, respectively. For the period from May 25, 2000 (commencement of operations) through December 31, 2000, and for the fiscal year ended December 31, 2001, neither the Variable Fixed Income Fund nor the Variable Cash Management Fund paid brokerage commissions during these periods.

Federal Banking Law

The Gramm-Leach-Bliley Act of 1999 repealed certain provisions of the Glass-Steagall Act that had previously restricted the ability of banks and their affiliates to engage in certain mutual fund activities. Nevertheless, HSBC's activities remain subject to, and may be limited by, applicable federal banking law and regulations. HSBC believes that it possesses the legal authority to perform the services for the Funds contemplated by the Prospectus, this SAI, and the Investment Advisory Agreement without violation of applicable statutes and regulations. If future changes in these laws and regulations were to limit the ability of HSBC to perform these services, the Board of Trustees would review the Trust's relationship with HSBC and consider taking all action necessary in the circumstances, which could include recommending to Shareholders the selection of another qualified advisor or, if that course of action appeared impractical, that the Funds be liquidated.

Administrator

BISYS Fund Services Ohio, Inc. ("BISYS Ohio" or "Administrator"), 3435 Stelzer Road, Columbus, Ohio 43219-3035, serves as general manager and administrator to the Trust pursuant to a Management and Administration Agreement dated March 1, 1999 (the "Administration Agreement"). Prior to that date, BISYS Fund Services ("BISYS") served as general manager and administrator to the Trust. The Administrator assists in supervising all operations of each Fund (other than those performed by HSBC under the Investment Advisory Agreement, by BISYS Ohio as fund accountant and dividend disbursing agent, and by the Funds' custodians. The Administrator provides financial services to institutional clients.

Under the Administration Agreement, the Administrator has agreed to maintain office facilities for the Trust; furnish statistical and research data, clerical and certain bookkeeping services and stationery and office supplies; prepare the periodic reports to the Securities and Exchange Commission on Form N-SAR or any replacement forms therefor; compile data for, prepare for execution by the Funds and file certain federal and state tax returns and required tax filings; prepare compliance filings pursuant to state laws with the advice of the Trust's counsel; keep and maintain the financial accounts and records of the Funds, including calculation of daily expense accruals; and generally assist in all aspects of the Trust's operations other than those performed by HSBC under the Investment Advisory Agreement, by the other investment advisers of the Trust's portfolios, by the fund accountant and dividend disbursing agent, and by the Fund's custodians. Under the Administration Agreement, the Administrator may delegate all or any part of its responsibilities thereunder.

The Administrator receives a fee from each Fund for its services as Administrator and expenses assumed pursuant to the Administration Agreement, calculated daily and paid periodically, equal to the lesser of (a) a fee calculated at the annual rate of 0.20% of each Fund's average daily net assets, or (b) such other fee as may from time to time be agreed upon by the Trust and the Administrator. The Administrator may voluntarily reduce all or a portion of its fee with respect to any Fund in order to increase the net income of one or more of the Funds available for distribution as dividends. For the period from May 25, 20000 (commencement of operations) through December 31, 2000, and for the fiscal year ended December 31, 2001, the Variable Growth and Income Fund incurred administrative fees of $12,061 and $30,413, respectively, of which $19 and $0, respectively, was waived or reimbursed by BISYS. For the period from May 25, 20000 (commencement of operations) through December 31, 2000, and for the fiscal year ended December 31, 2001, the Variable Fixed Income Fund incurred administrative fees of $12,063 and $30,396, respectively, of which $0 and $0, respectively, was waived or reimbursed by BISYS. For the period from May 25, 2000 (commencement of operations) through December 31, 2000, and for the fiscal year ended December 31, 2001, the Variable Cash Management Fund incurred administrative fees of $12,059 and $30,428, respectively, of which $36 and $0, respectively, was waived or reimbursed by BISYS.

The Administration Agreement is terminable with respect to a particular Fund upon mutual agreement of the parties to the Administration Agreement, upon notice given at least 60 days prior to the expiration of the Agreement's then-current term, and for cause (as defined in the Administration Agreement) by the party alleging cause, on no less than 60 days' written notice by the Board of Trustees or by the Administrator.

The Administration Agreement provides that the Administrator shall not be liable for any error of judgment or mistake of law or any loss suffered by the Trust in connection with the matters to which the Administration Agreement relates, except a loss resulting from willful misfeasance, bad faith, or gross negligence in the performance of its duties, or from the reckless disregard by the Administrator of its obligations and duties thereunder.

Expenses

HSBC and the Administrator bears all expenses in connection with the performance of its services other than the cost of securities (including brokerage commissions) purchased for the Funds. The Funds will bear the following expenses relating to their operations: taxes, interest, fees of the Trustees of the Trust, Securities and Exchange Commission fees, outside auditing and legal expenses, advisory and administration fees, fees and out-of-pocket expenses of the custodians and fund accountant, certain insurance premiums, costs of maintenance of the Trust's existence, costs of Shareholders' reports and meetings, and any extraordinary expenses incurred in the Funds' operations. Any expense reimbursements will be estimated daily and reconciled and paid on a monthly basis. Fees imposed upon customer accounts for cash management services are not included within Trust expenses for purposes of any such expense limitation.

Distributor

BISYS serves as distributor to the Trust pursuant to the Distribution Agreement dated June 1, 1997 (the "Distribution Agreement"). As distributor, BISYS acts as agent for the Funds in the distribution of their Shares and, in such capacity, advertises and pays the cost of advertising, office space and personnel involved in such activities. BISYS serves as distributor without remuneration from the Funds. Unless otherwise terminated, the Distribution Agreement will remain in effect for an initial term of two years, and thereafter continues for successive one-year periods if approved at least annually (i) by the Board of Trustees or by the vote of a majority of the outstanding Shares of the Trust, and (ii) by the vote of a majority of the Trustees who are not parties to the Distribution Agreement or interested persons (as defined in the 1940 Act) of any party to the Distribution Agreement, cast in person at a meeting called for the purpose of voting on such approval. The Distribution Agreement may be terminated in the event of any assignment, as defined in the 1940 Act.

Custodian, Transfer Agent and Fund Accounting Services

The Bank of New York has been retained, pursuant to a Custodian Agreement, to act as custodian for the Funds. The Bank of New York's address is 90 Washington Street, New York, New York 10286. Under the Custodian Agreement, the Custodian maintains a custody account or accounts in the name of each Fund; receives and delivers all assets for each Fund upon purchase and upon sale or maturity; collects and receives all income and other payments and distributions on account of the assets of each Fund; pays all expenses of each Fund; receives and pays out cash for purchases and redemptions of shares of each Fund and pays out cash if requested for dividends on shares of each Fund; calculates the daily value of the assets of the Variable Fixed Income Fund; determines the daily net asset value per share, net investment income and dividend rate for the Variable Fixed Income Fund; and maintains records for the foregoing services. Under the Custodian Agreement, each Fund has agreed to pay the Custodian for furnishing custodian services a fee for certain administration and transaction charges and out-of-pocket expenses.

The Board of Trustees has authorized The Bank of New York in its capacity as custodian of each Fund to enter into Subcustodian Agreements with banks and other entities that qualify under the 1940 Act to act as subcustodians with respect to certain portfolio investments of the Funds.

BISYS Ohio serves as transfer agent and dividend disbursing agent for the Trust pursuant to an agreement dated as of March 1, 1999. Under this agreement, BISYS Ohio performs the following services, among others: maintenance of Shareholder records for each of the Trust's Shareholders of record; processing Shareholder purchase and redemption orders; processing transfers and exchanges of Shares on the Shareholder files and records; processing dividend payments and reinvestments; and assistance in the mailing of Shareholder reports and proxy solicitation materials.

In addition, BISYS Ohio provides certain fund accounting services to the Trust pursuant to a Fund Accounting Agreement dated March 1, 1999. Under the Fund Accounting Agreement, BISYS Ohio maintains the accounting books and records for the Funds, including journals containing an itemized daily record of all purchases and sales of portfolio securities, all receipts and disbursements of cash and all other debits and credits, general and auxiliary ledgers reflecting all asset, liability, reserve, capital, income and expense accounts, including interest accrued and interest received, and other required separate ledger accounts; maintains a monthly trial balance of all ledger accounts; performs certain accounting services for the Funds, including calculation of the daily net asset value per Share, calculation of the dividend and capital gain distributions, if any, and of yield, reconciliation of cash movements with custodians, affirmation to custodians of portfolio trades and cash settlements, verification and reconciliation with custodians of daily trade activity; provides certain reports; obtains dealer quotations, prices from a pricing service or matrix prices on all portfolio securities in order to mark the portfolio to the market; and prepares an interim balance sheet, statement of income and expense, and statement of changes in net assets for the Funds.

BISYS Ohio receives an annual fee per Variable Contract Owner account, subject to certain per-Fund base fees, for its services as transfer agent.

Independent Auditors

The firm of Arthur Andersen LLP, Huntington Center, Suite 2100, 41 South High Street, Columbus, Ohio 43215, serves as independent auditors for the Funds. Its services comprise auditing the Trust's financial statements and advising the Trust as to certain accounting and tax matters.

Legal Counsel

Dechert, 1775 Eye Street, N.W., Washington, D.C. 20006, is counsel to the Trust and has passed upon the legality of the Shares offered hereby.

Code of Ethics

The Trust, HSBC and BISYS each have adopted a code of ethics, as required by applicable law, which is designed to prevent affiliated persons of the Trust, HSBC and BISYS from engaging in deceptive, manipulative, or fraudulent activities in connection with securities held or to be acquired by the Funds (which may also be held by persons subject to a code). There can be no assurance that the codes will be effective in preventing such activities.

ADDITIONAL INFORMATION

Description of Shares

The Trust is a Massachusetts business trust that was organized on July 20, 1994. The Trust's Declaration of Trust was filed with the Secretary of State of the Commonwealth of Massachusetts on the same date. The Declaration of Trust, as amended and restated, authorizes the Board of Trustees to issue an unlimited number of Shares, which are units of beneficial interest, without par value. The Trust currently has multiple series of Shares which represent interests in each series of the Trust. The Trust's Declaration of Trust authorizes the Board of Trustees to divide or redivide any unissued Shares of the Trust into one or more additional series or classes by setting or changing in any one or more respects their respective preferences, conversion or other rights, voting power, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption.

Shares have no subscription or preemptive rights and only such conversion or exchange rights as the Board of Trustees may grant in its discretion. When issued for payment as described in the Prospectuses and this SAI, the Trust's Shares will be fully paid and non-assessable by the Trust. In the event of a liquidation or dissolution of the Trust, Shareholders of a Fund are entitled to receive the assets available for distribution belonging to that Fund, and a proportionate distribution, based upon the relative asset values of the respective series, of any general assets not belonging to any particular series which are available for distribution.

Each Share represents an equal proportionate interest in the Fund with other Shares of the Fund, and is entitled to such dividends and distributions out of the income earned on the assets belonging to the Fund as are declared at the discretion of the Trustees. Shares are without par value. Shareholders are entitled to one vote for each dollar of value invested and a proportionate fractional vote for any fraction of a dollar invested. Shareholders will vote in the aggregate and not by portfolio except as otherwise expressly required by law.

An annual or special meeting of Shareholders to conduct necessary business is not required by the Trust's Declaration of Trust, the 1940 Act or other authority except, under certain circumstances, to elect Trustees, amend the Declaration of Trust, approve an investment advisory agreement and to satisfy certain other requirements. To the extent that such a meeting is not required, the Trust may elect not to have an annual or special meeting.

The Trust will call a special meeting of Shareholders for purposes of considering the removal of one or more Trustees upon written request therefor from Shareholders holding not less than 10% of the outstanding votes of the Trust. At such a meeting, a quorum of Shareholders (constituting a majority of votes attributable to all outstanding Shares of the Trust), by majority vote, has the power to remove one or more Trustees. In accordance with current laws, it is anticipated that an insurance company issuing a variable contract that participates in the Fund will request voting instructions from variable contract owners and will vote shares or other voting interests in the separate account in proportion of the voting instructions received.

Rule 18f-2 under the 1940 Act provides that any matter required to be submitted to the holders of the outstanding voting securities of an investment company such as the Trust shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding Shares of each Fund affected by the matter. For purposes of determining whether the approval of a majority of the outstanding Shares of a Fund will be required in connection with a matter, a Fund will be deemed to be affected by a matter unless it is clear that the interests of each Fund in the matter are identical, or that the matter does not affect any interest of the Fund. Under Rule 18f-2, the approval of an investment advisory agreement or any change in investment policy submitted to Shareholders would be effectively acted upon with respect to a series only if approved by a majority of the outstanding Shares of such Fund. However, Rule 18f-2 also provides that the ratification of independent public accountants, the approval of principal underwriting contracts, and the election of Trustees may be effectively acted upon by Shareholders of the Trust voting without regard to Fund.

Vote of a Majority of the Outstanding Shares

As used in the Funds' Prospectus and the SAI, "vote of a majority of the outstanding Shares of the Trust or the Fund" means the affirmative vote, at an annual or special meeting of Shareholders duly called, of the lesser of (a) 67% or more of the votes of Shareholders of the Trust or the Fund present at such meeting at which the holders of more than 50% of the votes attributable to the Shareholders of record of the Trust or the Fund are represented in person or by proxy, or (b) the holders of more than 50% of the outstanding votes of Shareholders of the Trust or the Fund.

Principal Shareholders

As of April 19, 2002, 2002, Allstate Life Insurance Company of New York, 3100 Sanders Road, Suite J4A, Northbrook, Illinois, 60062, owned 85.23% and of the outstanding Shares of the Variable Growth and Income Fund, 60.94% of the outstanding Shares of the Variable Fixed Income Fund, and 89.64% of the outstanding Shares of the Variable Cash Management Fund, and thus may be deemed to be able to control the outcome of any matter submitted to a vote of the Shareholders of those Funds.

As of April 19, 2002, John Hancock Variable Annuity Account, 101 Huntington Avenue, Boston, Massachusetts, 02199, owned 14.73% and of the outstanding Shares of the Variable Growth and Income Fund, and 19.41% of the outstanding Shares of the Variable Fixed Income Fund.

As of April 19, 2002, Allmerica Financial Life Insurance Annuity Company, Mailstop S-310, Allamerica, Massachusetts, 01653, owned 6.15% and of the outstanding Shares of the Variable Cash Management Fund, and 19.58% of the outstanding Shares of the Variable Fixed Income Fund.

Shareholder and Trustee Liability

Under Massachusetts law, holders of units of interest in a business trust may, under certain circumstances, be held personally liable as partners for the obligations of the trust. However, the Trust's Declaration of Trust provides that Shareholders shall not be subject to any personal liability for the obligations of the Trust. The Declaration of Trust provides for indemnification out of the trust property of any Shareholder held personally liable solely by reason of his or her being or having been a Shareholder. The Declaration of Trust also provides that the Trust shall, upon request, reimburse any Shareholder for all legal and other expenses reasonably incurred in the defense of any claim made against the Shareholder for any act or obligation of the Trust, and shall satisfy any judgment thereon. Thus, the risk of a Shareholder incurring financial loss on account of Shareholder liability is limited to circumstances in which the Trust itself would be unable to meet its obligations.

The Declaration of Trust states further that no Trustee, officer, or agent of the Trust shall be personally liable in connection with the administration or preservation of the assets of the Trust or the conduct of the Trust's business; nor shall any Trustee, officer, or agent be personally liable to any person for any action or failure to act except for his own bad faith, willful misfeasance, gross negligence, or reckless disregard of his duties. The Declaration of Trust also provides that all persons having any claim against the Trustees or the Trust shall look solely to the assets of the Trust for payment.

Additional Tax Information

The following discussion summarizes certain U.S. federal tax considerations incidental to an investment in a Fund. This discussion does not purport to be complete or to deal with all aspects of federal income taxation that may be relevant. This discussion is based upon present provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the regulations promulgated thereunder, and judicial and administrative ruling authorities, all of which are subject to change, which change may be retroactive. Prospective investors should consult their own tax advisors with regard to the federal, state, local and foreign tax aspects of an investment in a Fund.

Each Fund intends to qualify annually and to elect to be treated as a regulated investment company under the Subchapter M of the Code. If a Fund so qualifies, it generally will not be subject to federal income taxes to the extent that it distributes on a timely basis its investment company taxable income and its net capital gains.

To qualify as a regulated investment company, each Fund generally must, among other things: (i) derive in each taxable year at least 90% of its gross income from dividends, interest, payments with respect to securities loans, and gains from the sale or other disposition of stock, securities or foreign currencies, or other income derived with respect to its business in such stock, securities or currencies; (ii) diversify its holdings so that, at the end of each quarter of the taxable year (a) at least 50% of the market value of the Fund's assets is represented by cash, U.S. Government securities, the securities of other regulated investment companies and other securities, with such other securities of any one issuer limited for the purposes of this calculation to an amount not greater than 5% of the value of the Fund's total assets and 10% of the outstanding voting securities of such issuer, and (b) not more than 25% of the value of its total assets is invested in the securities of any one issuer (other than U.S. Government securities or the securities of other regulated investment companies); and (iii) distribute at least 90% of its investment company taxable income (which includes, among other items, dividends, interest, and net short-term capital gains in excess of any net long-term capital losses) each taxable year.

As a regulated investment company, each Fund generally will not be subject to U.S. federal income tax on its investment company taxable income and net capital gains (any net long-term capital gains in excess of the sum of net short-term capital losses and capital loss carryovers from prior years), if any, that it distributes to Shareholders. Each Fund intends to distribute to its Shareholders, at least annually, substantially all of its investment company taxable income and any net capital gains. In addition, amounts not distributed by a Fund on a timely basis in accordance with a calendar year distribution requirement may be subject to a nondeductible 4% excise tax. To avoid the tax, each Fund may be required to distribute (or be deemed to have distributed) during each calendar year, (i) at least 98% of its ordinary income (not taking into account any capital gains or losses) for the calendar year, (ii) at least 98% of its capital gains in excess of its capital losses for the twelve month period ending on October 31 of the calendar year (adjusted for certain ordinary losses), and (iii) all ordinary income and capital gains for previous years that were not distributed during such years. The excise tax generally does not apply to any regulated investment company whose shareholders are solely either tax-exempt pension trusts or separate accounts of life insurance companies funding variable contracts. Although the Funds believe they are not subject to the excise tax, each Fund intends to make its distributions in accordance with the calendar year distribution requirement. A distribution will be treated as paid on December 31 of the calendar year if it is declared by a Fund during October, November, or December of that year to Shareholders of record on a date in such a month and paid by the Fund during January of the following calendar year. Such distributions will be taxable to Shareholders (such as the Separate Accounts) for the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are actually received.

Each Fund also intends to comply with the separate diversification requirements imposed by Section 817(h) of the Code and the regulations thereunder on certain insurance company separate accounts. These requirements, which are in addition to the diversification requirements imposed on a Fund by the 1940 Act and Subchapter M of the Code, place certain limitations on assets of each insurance company separate account used to fund variable contracts. Because Section 817(h) and those regulations treat the assets of a Fund as assets of the related separate account, these regulations are imposed on the assets of the Fund. Specifically, the regulations provide that, after a one year start-up period or except as permitted by the "safe harbor" described below, as of the end of each calendar quarter or within 30 days thereafter no more than 55% of the total assets of a Fund may be represented by any one investment, no more than 70% by any two investments, no more than 80% by any three investments and no more than 90% by any four investments. For this purpose, all securities of the same issuer are considered a single investment, and each U.S. Government agency and instrumentality is considered a separate issuer. Section 817(h) provides, as a safe harbor, that a separate account will be treated as being adequately diversified if the diversification requirements under Subchapter M are satisfied and no more than 55% of the value of the account's total assets is attributable to cash and cash items (including receivables), U.S. Government securities and securities of other regulated investment companies. Failure by a Fund to both qualify as a regulated investment company and satisfy the Section 817(h) requirements would generally cause the variable contracts to lose their favorable tax status and require a contract holder to include in ordinary income any income accrued under the contracts for the current and all prior taxable years. Under certain circumstances described in the applicable Treasury regulations, inadvertent failure to satisfy the applicable diversification requirements may be corrected, but such a correction would require a payment to the Internal Revenue Service based on the tax contract holders would have incurred if they were treated as receiving the income on the contract for the period during which the diversification requirements were not satisfied. Any such failure may also result in adverse tax consequences for the insurance company issuing the contracts. Failure by a Fund to qualify as a regulated investment company would also subject the Fund to federal and state income taxation on all of its taxable income and gain, whether or not distributed to shareholders.

The Treasury Department announced that it would issue future regulations or rulings addressing the circumstances in which a variable contract owner's control of the investments of the separate account may cause the contract owner, rather than the insurance company, to be treated as the owner of the assets held by the separate account. If the contract owner is considered the owner of the securities underlying the separate account, income and gains produced by those securities would be included currently in the contract owner's gross income. It is not known what standards will be set forth in the regulations or rulings.

In the event that rules or regulations are adopted, there can be no assurance that a given Fund will be able to operate as currently described, or that the Trust will not have to change a Fund's investment objective or investment policies. While a Fund's investment objective is fundamental and may be changed only by a vote of a majority of its outstanding Shares, the investment policies of a Fund may be modified as necessary to prevent any such prospective rules and regulations from causing Variable Contract Owners to be considered the owners of the Shares of a Fund.

If a Fund invests in shares of a passive foreign investment company, the Fund may be subject to U.S. federal income tax on a portion of an "excess distribution" from, or of the gain from the sale of part or all of the shares in, such company. In addition, an interest charge may be imposed with respect to deferred taxes arising from such distributions or gains. A Fund may, however, be able to elect alternative tax treatment for such investments that would avoid this unfavorable result.

Under the Code, gains or losses attributable to fluctuations in exchange rates which occur between the time a Fund accrues income or other receivables or accrues expenses or other liabilities denominated in a foreign currency and the time that Fund actually collects such receivables or pays such liabilities generally are treated as ordinary income or ordinary loss. Similarly, on disposition of debt securities denominated in a foreign currency and on disposition of certain futures contracts, forward contracts, and options, gains or losses attributable to fluctuations in the value of foreign currency between the date of acquisition of the security or contract and the date of disposition also are treated as ordinary gain or loss. These gains or losses, referred to under the Code as "Section 988" gains or losses, may increase or decrease the amount of a Fund's investment company taxable income to be distributed to its Shareholders as ordinary income.

Distributions

Distributions of any investment company taxable income (which includes among other items, dividends, interest, and any net realized short-term capital gains in excess of net realized long-term capital losses) are treated as ordinary income for tax purposes in the hands of a Shareholder (such as a Separate Account). Net capital gains (the excess of any net long-term capital gains over net short term capital losses) will, to the extent distributed, be treated as long-term capital gains in the hands of a Shareholder regardless of the length of time the Shareholder may have held the Shares.

Hedging Transactions

The diversification requirements applicable to each Fund's assets may limit the extent to which a Fund will be able to engage in transactions in options, futures contracts, or forward contracts.

Other Taxes

Distributions may also be subject to additional state, foreign and local taxes, depending on each Shareholder's situation. Shareholders (such as Separate Accounts) are advised to consult their own tax advisers with respect to the particular tax consequences to them of an investment in a Fund.

Performance Information

Each Fund may, from time to time, include its yield or total return in advertisements or reports to Shareholders or prospective investors. Performance information for the Funds will not be advertised or included in sales literature unless accompanied by comparable performance information for a separate account to which the Funds offer their Shares.

Yields of the Variable Growth and Income Fund and Variable Fixed Income Fund are computed by analyzing net investment income per Share for a recent 30-day period and dividing that amount by a Share's maximum offering price (reduced by any undeclared earned income expected to be paid shortly as a dividend) on the last trading day of that period. Net investment income will reflect amortization of any market value premium or discount of fixed income securities (except for obligations backed by mortgages or other assets) and may include recognition of a pro rata portion of the stated dividend rate of dividend paying portfolio securities. For the 30-day period ended December 31, 2001, the yield for the Variable Fixed Income Fund was 2.81%.

The standardized seven-day yield for the Variable Cash Management Fund is computed by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account in that Fund having a balance of one Share at the beginning of the period, subtracting a hypothetical charge reflecting deductions from Shareholder accounts, and dividing the difference by the value of the account at the beginning of the base period to obtain the based period return, and then multiplying the base period return by (365/base period). The net change in the account value of the Variable Cash Management Fund includes the value of additional Shares purchased with dividends from the original Share, dividends declared on both the original Share and any such additional Shares, and all fees, other than nonrecurring account or sales charges, that are charged to all Shareholder accounts in proportion to the length of the base period and assuming that Fund's average account size. The capital changes to be excluded from the calculation of the net change in account value are net realized gains and losses from the sale of securities and unrealized appreciation and depreciation. For the 7-day period ended December 31, 2001, the yield for the Variable Cash Management Fund was 0.87%.

The effective yield for the Variable Cash Management Fund is computed by compounding the base period return, as calculated above by adding 1 to the base period, raising the sum to a power equal to 365 divided by base period and subtracting 1 from the result.

The 30-day yield and effective yield for the Variable Cash Management Fund are calculated as described above except that the base period is 30 days rather then seven days.

The yield of each Fund will vary from time to time depending upon market conditions, the composition of the Fund's portfolio and operating expenses of the Trust allocated to the Fund. Yield should also be considered relative to changes in the value of a Fund's Shares and to the relative risks associated with the investment objective and policies of each of the Funds.

At any time in the future, yields may be higher or lower than past yields and there can be no assurance that any historical results will continue.

Standardized quotations of average annual total return for Fund Shares will be expressed in terms of the average annual compounded rate of return for a hypothetical investment in Shares over periods of 1, 5 and 10 years or up to the life of the Fund), calculated pursuant to the following formula: $P(1 + T)n = ERV$ (where P = a hypothetical initial payment of $1,000, T = the average annual total return, n = the number of years, and ERV = the ending redeemable value of a hypothetical $1,000 payment made at the beginning of the period). All total return figures reflect the deduction of expenses (on an annual basis), and assume that all dividends and distributions on Shares are reinvested when paid. For the period from its commencement of operations (May 25, 2000) through December 31, 2000, and for the fiscal year ended December 31, 2001, average annual return for the Variable Growth and Income Fund was 2.60% and -17.12%, respectively. For the period from its commencement of operations (May 25, 2000) through December 31, 2000, and for the fiscal year ended December 31, 2001, average annual return for the Variable Fixed Income Fund was 2.93% and 4.42%, respectively. For the period from its commencement of operations (May 25, 2000) through December 31, 2000, and for the fiscal year ended December 31, 2001, average annual return for the Variable Cash Management Fund was 2.71% and 2.59%.

Performance information for the Funds may be compared in reports and promotional literature to the performance of other mutual funds with comparable investment objectives and policies through various mutual fund or market indices such as those prepared by Dow Jones & Co., Inc., S&P, Shearson Lehman Brothers, Inc., the Russell 2000 Index, the Consumer Price Index, and to data prepared by Lipper Analytical Services, Inc., a widely recognized independent service which monitors the performance of mutual funds, or Morningstar, Inc. Comparisons may also be made to indices or data published in Money Magazine, Forbes, Barron's, The Wall Street Journal, The Bond Buyer's Weekly 20-Bond Index, The Bond Buyer's Index, The Bond Buyer, The New York Times, Business Week, Pensions and Investments, and U.S.A. Today. In addition to performance information, general information about these Funds that appears in a publication such as those mentioned above may be included in advertisements and in reports to Variable Contract Owners.

Each Fund may also compute aggregate total return for specified periods. The aggregate total return is determined by dividing the net asset value of this account at the end of the specified period by the value of the initial investment and is expressed as a percentage. Calculation of aggregate total return assumes reinvestment of all income dividends and capital gain distributions during the period.

The Funds also may quote annual, average annual and annualized total return and aggregate total return performance data for various periods other than those noted above. Such data will be computed as described above, except that the rates of return calculated will not be average annual rates, but rather, actual annual, annualized or aggregate rates of return.

Quotations of yield or total return for the Funds will not take into account charges and deductions against a Separate Account to which the Funds' Shares are sold or charges and deductions against the Variable Contracts. The Funds' yield and total return should not be compared with mutual funds that sell their shares directly to the public since the figures provided do not reflect charges against the Separate Accounts or the Variable Contracts. Performance information for any Fund reflects only the performance of a hypothetical investment in the Fund during the particular time period in which the calculations are based. Performance information should be considered in light of the Funds' investment objectives and policies, characteristics and quality of the portfolios and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future.

Miscellaneous

Individual Trustees are elected by the Shareholders and, subject to removal by the vote of two-thirds of the Board of Trustees, serve for a term lasting until the next meeting of Shareholders at which Trustees are elected. Such meetings are not required to be held at any specific intervals. Individual Trustees may be removed by vote of the Shareholders voting not less than a majority of the Shares then outstanding, cast in person or by proxy at any meeting called for that purpose, or by a written declaration signed by Shareholders voting not less than two-thirds of the Shares then outstanding. In accordance with current laws, it is anticipated that an insurance company issuing a Variable Contract that participates in the Funds will request voting instructions from variable contract owners and will vote shares or other voting interests in the Separate Account in proportion of the voting instructions received.

The Trust is registered with the Securities and Exchange Commission as a management investment company. Such registration does not involve supervision by the Securities and Exchange Commission of the management or policies of the Trust.

The Prospectus and this SAI omit certain of the information contained in the Registration Statement filed with the Securities and Exchange Commission. Copies of such information may be obtained from the Securities and Exchange Commission upon payment of the prescribed fee.

The Prospectus and this SAI are not an offering of the securities herein described in any state in which such offering may not lawfully be made. No salesman, dealer, or other person is authorized to give any information or make any representation other than those contained in the Prospectuses and this SAI.

FINANCIAL STATEMENTS

Financial statements for the Trust with respect to the Variable Growth and Income Fund, Variable Fixed Income Fund, and Variable Cash Management Fund as of December 31, 2001 for its fiscal year then ended, including notes thereto and the reports of Arthur Andersen LLP thereon dated February 4, 2002, are incorporated by reference from the Trust's 2001 Annual Reports. For all periods prior to January 1, 2001, the financial information was audited by other independent auditors. A copy of the Reports delivered with this SAI should be retained for future reference.

APPENDIX

DESCRIPTION OF BOND RATINGS

Description of Moody's bond ratings:

Excerpts from Moody's description of its bond ratings are listed as follows: **Aaa** - judged to be the best quality and they carry the smallest degree of investment risk; **Aa** - judged to be of high quality by all standards - together with the Aaa group, they comprise what are generally known as high-grade bonds; **A** - possess many favorable investment attributes and are to be considered as "upper medium grade obligations"; **Baa** - considered to be medium grade obligations, i.e., they are neither highly protected nor poorly secured -interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time; **Ba** - judged to have speculative elements, their future cannot be considered as well assured; **B** - generally lack characteristics of the desirable investment; **Caa** - are of poor standing - such issues may be in default or there may be present elements of danger with respect to principal or interest; **Ca** - speculative in a high degree, often in default; **C** - lowest rated class of bonds, regarded as having extremely poor prospects.

Moody's also supplies numerical indicators 1, 2 and 3 to rating categories. The modifier 1 indicates that the security is in the higher end of its rating category; the modifier 2 indicates a mid-range ranking; and modifier 3 indicates a ranking toward the lower end of the category.

Description of S&P's bond ratings:

Excerpts from S&P's description of its bond ratings are listed as follows: **AAA** - highest grade obligations, in which capacity to pay interest and repay principal is extremely strong; **AA** - has a very strong capacity to pay interest and repay principal, and differs from AAA issues only in a small degree; **A** - has a strong capacity to pay interest and repay principal, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories; **BBB** - regarded as having an adequate capacity to pay interest and repay principal; whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories. This group is the lowest which qualifies for commercial bank investment. **BB**, **B, CCC, CC, C** - predominantly speculative with respect to capacity to pay interest and repay principal in accordance with terms of the obligations; BB indicates the highest grade and C the lowest within the speculative rating categories. **D** - interest or principal payments are in default.

S&P applies indicators "+," no character, and "-" to its rating categories. The indicators show relative standing within the major rating categories.

Description of Moody's commercial paper ratings:

Excerpts from Moody's commercial paper ratings are listed as follows: **Prime - 1** - issuers (or supporting institutions) have a superior ability for repayment of senior short-term promissory obligations; **Prime - 2** - issuers (or supporting institutions) have a strong ability for repayment of senior short-term promissory obligations; **Prime - 3** - issuers (or supporting institutions) have an acceptable ability for repayment of senior short-term promissory obligations; **Not Prime** - issuers do not fall within any of the Prime categories.

Description of S&P's ratings for corporate and municipal bonds:

Investment grade ratings: **AAA** - the highest rating assigned by S&P, capacity to pay interest and repay principal is extremely strong; **AA** - has a very strong capacity to pay interest and repay principal and differs from the highest rated issues only in a small degree; **A** - has strong capacity to pay interest and repay principal although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories; **BBB** - regarded as having an adequate capacity to pay interest and repay principal - whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories.

Speculative grade ratings: **BB, B, CCC, CC, C** - debt rated in these categories is regarded as having predominantly speculative characteristics with respect to capacity to pay interest and repay principal - while such debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions; **CI** - reserved for income bonds on which no interest is being paid; **D** -in default, and payment of interest and/or repayment of principal is in arrears. **Plus (+) or Minus (-)** - the ratings from "AA" to "CCC" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

Description of S&P's ratings for short-term corporate demand obligations and commercial paper:

An S&P commercial paper rating is a current assessment of the likelihood of timely repayment of debt having an original maturity of no more than 365 days. Excerpts from S&P's description of its commercial paper ratings are listed as follows: **A-1** - the degree of safety regarding timely payment is strong - those issues determined to possess extremely strong safety characteristics will be denoted with a plus (+) designation; **A-2** - capacity for timely payment is satisfactory - however, the relative degree of safety is not as high as for issues designated "A-1;" **A-3** - has adequate capacity for timely payment - however, is more vulnerable to the adverse effects of changes in circumstances than obligations carrying the higher designations; **B** - regarded as having only speculative capacity for timely payment; **C** - a doubtful capacity for payment; **D** - in payment default - the "D" rating category is used when interest payments or principal payments are not made on the date due, even if the applicable grace period has not expired, unless S&P believes that such payments will be made during such grace period.

Variable Insurance Funds

3435 Stelzer Road
Columbus, Ohio 43219-3035
1-800-451-8382

STATEMENT OF ADDITIONAL INFORMATION

May 1, 2002

This Statement of Additional Information ("SAI") describes three investment portfolios (the "Funds") of Variable Insurance Funds (the "Trust"). The Funds are:

- AmSouth Select Equity Fund;
- AmSouth Equity Income Fund; and
- AmSouth Capital Growth Fund.

The Trust offers an indefinite number of transferable units ("Shares") of each Fund. Shares of the Funds may be sold to segregated asset accounts ("Separate Accounts") of insurance companies to serve as the investment medium for variable life insurance policies and variable annuity contracts ("Variable Contracts") issued by the insurance companies. Shares of the Funds also may be sold to qualified pension and retirement plans, certain insurance companies, and the investment advisers and sub-advisers of the Funds. The Separate Accounts invest in Shares of the Funds in accordance with allocation instructions received from owners of the Variable Contracts ("Variable Contract Owners").

This SAI is not a Prospectus and is authorized for distribution only when preceded or accompanied by a Prospectus of the Funds, dated May 1, 2002, as supplemented from time to time. This SAI contains more detailed information than that set forth in a Prospectus and should be read in conjunction with the Prospectus. This SAI incorporates the Funds' financial statements and related notes and auditors reports from the Funds' annual reports for the fiscal year ended December 31, 2001, and is incorporated by reference in its entirety into each Prospectus. Copies of a Prospectus may be obtained by writing the Trust at 3435 Stelzer Road, Columbus, Ohio 43219-3035, or by telephoning the toll free number set forth above.

TABLE OF CONTENTS

The Trust is an open-end management investment company which currently offers multiple separate portfolios, each with different investment objectives. This SAI contains information about the AmSouth Equity Income Fund ("Equity Income Fund"), which is advised by AmSouth Investment Management Company, LLC ("AmSouth" or the "Adviser") with Rockhaven Asset Management, LLC ("Rockhaven") serving as sub-adviser, the AmSouth Select Equity Fund ("Select Equity Fund"), which is advised by AmSouth, with OakBrook Investments, LLC ("OakBrook") serving as sub-adviser, and the AmSouth Capital Growth Fund ("Capital Growth Fund"), which is advised by AmSouth with Five Points Capital Advisors ("Five Points") serving as sub-advisor. Hereinafter, Rockhaven, OakBrook and Five Points are collectively referred to as the Sub-Advisers. The Equity Income Fund is a diversified series, while the Select Equity Fund and Capital Growth Fund are not.

Much of the information contained in this SAI expands upon subjects discussed in the Prospectuses of the Funds described above. Capitalized terms not defined herein are defined in such Prospectuses. No investment in a Fund should be made without first reading the Fund's Prospectus.

INVESTMENT OBJECTIVES AND POLICIES

Additional Information on Portfolio Instruments

The following policies supplement the investment objectives and policies of the Funds as set forth in the Prospectuses.

<u>Bank Obligations</u>. Each Fund may invest in bank obligations consisting of bankers' acceptances, certificates of deposit, and time deposits.

Bankers' acceptances are negotiable drafts or bills of exchange typically drawn by an importer or exporter to pay for specific merchandise, which are "accepted" by a bank, meaning, in effect, that the bank unconditionally agrees to pay the face value of the instrument on maturity. Bankers' acceptances invested in by the Funds will be those guaranteed by domestic and foreign banks having, at the time of investment, capital, surplus, and undivided profits in excess of $100,000,000 (as of the date of their most recently published financial statements).

Certificates of deposit are negotiable certificates issued against funds deposited in a commercial bank or a savings and loan association for a definite period of time and earning a specified return. Certificates of deposit and time deposits will be those of domestic and foreign banks and savings and loan associations, if (a) at the time of investment the depository institution has capital, surplus, and undivided profits in excess of $100,000,000 (as of the date of its most recently published financial statements), or (b) the principal amount of the instrument is insured in full by the Federal Deposit Insurance Corporation.

Each Fund may also invest in Eurodollar Certificates of Deposit, which are U.S. dollar denominated certificates of deposit issued by offices of foreign and domestic banks located outside the United States; Yankee Certificates of Deposit, which are certificates of deposit issued by a U.S. branch of a foreign bank denominated in U.S. dollars and held in the United States; Eurodollar Time Deposits ("ETDs"), which are U.S. dollar denominated deposits in a foreign branch of a U.S.

bank or a foreign bank; and Canadian Time Deposits, which are basically the same as ETDs except they are issued by Canadian offices of major Canadian banks.

<u>Commercial Paper</u>. Commercial paper consists of unsecured promissory notes issued by corporations. Except as noted below with respect to variable amount master demand notes, issues of commercial paper normally have maturities of less than nine months and fixed rates of return.

The Funds may invest in short-term promissory notes (including variable amount master demand notes) issued by corporations and other entities, such as municipalities, rated at the time of purchase within the two highest categories assigned by a nationally recognized statistical rating organization ("NRSRO") (<u>e.g.</u>, A-2 or better by Standard & Poor's Ratings Services ("S&P"), Prime-2 or better by Moody's Investors Service, Inc. ("Moody's") or F-2 or better by Fitch Investors Service ("Fitch")) or, if not rated, determined to be of comparable quality to instruments that are so rated. The Funds may also invest in Canadian Commercial Paper, which is commercial paper issued by a Canadian corporation or a Canadian counterpart of a U.S. corporation, and in Europaper, which is U.S. dollar denominated commercial paper of a foreign issuer.

<u>Variable Amount Master Demand Notes</u>. Variable amount master demand notes, in which the Funds may invest, are unsecured demand notes that permit the indebtedness thereunder to vary and provide for periodic adjustments in the interest rate according to the terms of the instrument. Because master demand notes are direct lending arrangements between a Fund and the issuer, they are not normally traded. Although there is no secondary market in the notes, a Fund may demand payment of principal and accrued interest at any time. While the notes are not typically rated by credit rating agencies, issuers of variable amount master demand notes (which are normally manufacturing, retail, financial, and other business concerns) must satisfy the same criteria as set forth above for commercial paper. AmSouth and any sub-adviser each will consider the earning power, cash flow, and other liquidity ratios of the issuers of such notes and will continuously monitor their financial status and ability to meet payment on demand. In determining dollar weighted average portfolio maturity, a variable amount master demand note will be deemed to have a maturity equal to the longer of the period of time remaining until the next interest rate adjustment or the period of time remaining until the principal amount can be recovered from the issuer through demand. The period of time remaining until the principal amount can be recovered under a variable amount master demand note shall not exceed seven days.

<u>Short-Term Obligations</u>. Each Fund may invest in high quality, short-term obligations (with maturities of 12 months or less) such as domestic and foreign commercial paper (including variable amount master demand notes), bankers' acceptances, certificates of deposit, demand and time deposits of domestic and foreign branches of U.S. banks and foreign banks, and repurchase agreements, in order to acquire interest income combined with liquidity. Such investments will be limited to those obligations which, at the time of purchase (i) possess one of the two highest short-term ratings from NRSROs, or (ii) do not possess a rating (<u>i.e.</u>, are unrated) but are determined to be of comparable quality to rated instruments eligible for purchase. Under normal market conditions, The Capital Growth Fund will limit its investment in short-term obligations to 35% of its total assets. The Select Equity Fund and Equity Income Fund will limit their investment in short-term obligations to 20% of their net assets. For temporary defensive purposes, these investments may constitute 100% of a Fund's portfolio and, in such circumstances, will constitute a temporary suspension of its attempts to achieve its investment objective.

Short-Term Trading. In order to generate income, each Fund may engage in the technique of short-term trading. Such trading involves the selling of securities held for a short time, ranging from several months to less than a day. The object of such short-term trading is to increase the potential for capital appreciation and/or income of a Fund in order to take advantage of what its adviser or sub-adviser believes are changes in market, industry or individual company conditions or outlook. Any such trading would increase the portfolio turnover rate of a Fund and its transaction costs.

Foreign Investments. Each Fund may invest in foreign securities through the purchase of American Depositary Receipts ("ADRs") or, except for the Select Equity Fund, the purchase of securities of the Toronto Stock Exchange, but will not do so if immediately after a purchase and as a result of the purchase, the total value of such foreign securities owned by a Fund would exceed 25% of the value of its total assets.

Because foreign companies are not subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to U.S. companies, there may be less publicly available information about a foreign company than about a U.S. company. Volume and liquidity in most foreign bond markets are less than in the U.S., and securities of many foreign companies are less liquid and more volatile than securities of comparable U.S. companies. Fixed commissions on foreign securities exchanges are generally higher than negotiated commissions on U.S. exchanges, although a Fund will endeavor to achieve the most favorable net results on portfolio transactions. There is generally less government supervision and regulation of securities exchanges, brokers, dealers and listed companies than in the U.S., thus increasing the risk of delayed settlements of portfolio transactions or loss of certificates for portfolio securities.

Foreign markets also have different clearance and settlement procedures, and in certain markets, there have been times when settlements have been unable to keep pace with the volume of securities transactions, making it difficult to conduct such transactions. Such delays in settlement could result in temporary periods when a portion of the assets of a Fund investing in foreign markets is uninvested and no return is earned thereon. The inability of such a Fund to make intended security purchases due to settlement problems could cause the Fund to miss attractive investment opportunities. Losses to a Fund due to subsequent declines in the value of portfolio securities, or losses arising out of an inability to fulfill a contract to sell such securities, could result in potential liability to the Fund. In addition, with respect to certain foreign countries, there is the possibility of expropriation or confiscatory taxation, political or social instability, or diplomatic developments which could affect the investments in those countries. Moreover, individual foreign economies may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position.

In many instances, foreign debt securities may provide higher yields than securities of domestic issuers which have similar maturities and quality. Under certain market conditions these investments may be less liquid than the securities of U.S. corporations and are certainly less liquid than securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities. Finally, in the event of a default of any such foreign debt obligations, it may be more difficult to obtain or to enforce a judgment against the issuers of such securities.

If a security is denominated in foreign currency, the value of the security to a Fund will be affected by changes in currency exchange rates and in exchange control regulations, and costs will be incurred in connection with conversions between currencies. Currency risks generally increase in lesser developed markets. Exchange rate movements can be large and can endure for extended periods of time, affecting either favorably or unfavorably the value of a Fund's assets. The value of the assets of a Fund as measured in U.S. dollars may be affected favorably or unfavorably by changes in foreign currency exchange rates and exchange control regulations.

A change in the value of any foreign currency against the U.S. dollar will result in a corresponding change in the U.S. dollar value of securities denominated in that currency. Such changes will also affect the income and distributions to Shareholders of a Fund investing in foreign markets. In addition, although a Fund will receive income on foreign securities in such currencies, it will be required to compute and distribute income in U.S. dollars. Therefore, if the exchange rate for any such currency declines materially after income has been accrued and translated into U.S. dollars, a Fund could be required to liquidate portfolio securities to make required distributions. Similarly, if an exchange rate declines between the time a Fund incurs expenses in U.S. dollars and the time such expenses are paid, the amount of such currency required to be converted into U.S. dollars in order to pay such expenses in U.S. dollars will be greater.

ADRs, which are traded in the United States on exchanges or over-the-counter, are issued by domestic banks. ADRs represent the right to receive securities of foreign issuers deposited in a domestic bank or a correspondent bank. ADRs do not eliminate all the risk inherent in investing in the securities of foreign issuers' stock. However, by investing in ADRs rather than directly in foreign issuers' stock, a Fund can avoid currency risks during the settlement period for either purchase or sales.

In general, there is a large, liquid market in the United States for many ADRs. The information available for ADRs is subject to the accounting, auditing and financial reporting standards of the domestic market or exchange on which they are traded, which standards are more uniform and more exacting than those to which many foreign issuers may be subject. Certain ADRs, typically those denominated as unsponsored, require the holders thereof to bear most of the costs of such facilities, while issuers of sponsored facilities normally pay more of the costs thereof. The depository of an unsponsored facility frequently is under no obligation to distribute shareholder communications received from the issuer of the deposited securities or to pass through the voting rights to facility holders with respect to the deposited securities, whereas the depository of a sponsored facility typically distributes shareholder communications and passes through the voting rights.

Money Market Funds. Each Fund may invest up to 5% of the value of its total assets in the securities of any one money market fund (including shares of certain affiliated money market funds pursuant to an order from the Securities and Exchange Commission), provided that no more than 10% of such Fund's total assets may be invested in the securities of money market funds in the aggregate.

In order to avoid the imposition of additional fees as a result of investments by a Fund in shares of affiliated money market funds, AmSouth, BISYS Fund Services ("BISYS" or "Distributor"), and their affiliates will not retain any portion of their usual service fees from the Funds that are attributable to investments in shares of the affiliated money market funds. No sales charges, contingent deferred sales charges, 12b-1 fees, or other underwriting or distribution fees will be incurred in connection with their investments in the affiliated money market funds. These Funds will vote their shares of each of the affiliated money market funds in proportion to the vote by all other shareholders of such fund. Moreover, no single Fund may own more than 3% of the outstanding shares of a single affiliated money market fund.

<u>U.S. Government Obligations</u>. The Funds may invest in obligations issued or guaranteed by the U.S. Government, its agencies and instrumentalities, including bills, notes and bonds issued by the U.S. Treasury, as well as "stripped" U.S. Treasury obligations such as Treasury Receipts issued by the U.S. Treasury representing either future interest or principal payments. Stripped securities are issued at a discount to their "face value," and may exhibit greater price volatility than ordinary debt securities because of the manner in which their principal and interest are returned to investors. The stripped Treasury obligations in which the Funds may invest do not include Certificates of Accrual on Treasury Securities ("CATS") or Treasury Income Growth Receipts ("TIGRs").

Obligations of certain agencies and instrumentalities of the U.S. Government, such as the Government National Mortgage Association ("GNMA"), are supported by the full faith and credit of the U.S. Treasury; others, such as those of the Fannie Mae ("FNMA"), are supported by the right of the issuer to borrow from the Treasury; others, such as those of the Student Loan Marketing Association ("SLMA"), are supported by the discretionary authority of the U.S. Government to purchase the agency's obligations; still others, such as those of the Federal Farm Credit Bureau or the Federal Home Loan Mortgage Corporation ("FHLMC"), are supported only by the credit of the instrumentality. No assurance can be given that the U.S. Government would provide financial support to U.S. Government-sponsored agencies or instrumentalities if it is not obligated to do so by law. Each Fund will invest in the obligations of such agencies or instrumentalities only when AmSouth, or a sub-adviser believes that the credit risk with respect thereto is minimal.

<u>Options Trading</u>. Each Fund may also engage in writing covered call options (options on securities or currencies owned by the Fund). A call option gives the purchaser the right to buy, and a writer has the obligation to sell, the underlying security or foreign currency at the stated exercise price at any time prior to the expiration of the option, regardless of the market price or exchange rate of the security or foreign currency, as the case may be. The premium paid to the writer is consideration for undertaking the obligations under the option contract. A put option gives the purchaser the right to sell the underlying security or foreign currency at the stated exercise price at any time prior to the expiration date of the option, regardless of the market price or exchange rate of the security or foreign currency, as the case may be. Put and call options will be valued at the last sale price, or in the absence of such a price, at the mean between bid and asked price.

When a portfolio security or currency subject to a call option is sold, a Fund will effect a "closing purchase transaction"--the purchase of a call option on the same security or currency with the same exercise price and expiration date as the call option which the Fund previously has written. If a Fund is unable to effect a closing purchase transaction, it will not be able to sell the underlying security or currency until the option expires or the Fund delivers the underlying security or currency upon exercise. In addition, upon the exercise of a call option by the holder thereof, a Fund will forego the potential benefit represented by market appreciation over the exercise price.

Under normal conditions, it is not expected that a Fund will cause the underlying value of portfolio securities and/or currencies subject to such options to exceed 25% of its total assets.

When a Fund writes an option, an amount equal to the net premium (the premium less the commission) received by the Fund is included in the liability section of its statement of assets and liabilities as a deferred credit. The amount of the deferred credit will be subsequently marked-to-market to reflect the current value of the option written. The current value of the traded option is the last sale price or, in the absence of a sale, the average of the closing bid and asked prices. If an option expires on the stipulated expiration date, or if a Fund enters into a closing purchase transaction, it will realize a gain (or a loss if the cost of a closing purchase transaction exceeds the net premium received when the option is sold) and the deferred credit related to such option will be eliminated. If an option is exercised, the Fund may deliver the underlying security in the open market. In either event, the proceeds of the sale will be increased by the net premium originally received and the Fund will realize a gain or loss.

A Fund may write only covered call options. This means that the Funds will only write a call option on a security which it already owns. Such options must be listed on a national securities exchange and issued by the Options Clearing Corporation. The purpose of writing covered call options is to generate additional premium income for the Funds. This premium income will serve to enhance a Fund's total return and will reduce the effect of any price decline of the security involved in the option. Covered call options will generally be written on securities which are not expected to make any major price moves in the near future but which, over the long term, are deemed to be attractive investments for the Fund. Under normal conditions, it is not expected that the Equity Income Fund will cause the underlying value of portfolio securities and/or currencies subject to such options to exceed 25% of its total assets.

Once the decision to write a call option has been made, AmSouth, Rockhaven, Five Points, or OakBrook, in determining whether a particular call option should be written on a particular security, will consider the reasonableness of the anticipated premium and the likelihood that a liquid secondary market will exist for those options. Closing transactions will be effected in order to realize a profit on an outstanding call option, to prevent an underlying security from being called, or to permit the sale of the underlying security. Furthermore, effecting a closing transaction will permit a Fund to write another call option on the underlying security with either a different exercise price or expiration date or both. If a Fund desires to sell a particular security from its portfolio on which it has written a call option, it will seek to effect a closing transaction prior to, or concurrently with, the sale of the security. There is, of course, no assurance that the Fund will be able to effect such closing transactions at a favorable price. If a Fund cannot enter into such a transaction, it may be required to hold a security that it might otherwise have sold, in which case it would continue to be at market risk on the security. This could result in higher transaction costs. A Fund will pay transaction costs in connection with the writing of options to close out previously written options. Such transaction costs are normally higher than those applicable to purchases and sales of portfolio securities.

Call options written by the Equity Income Fund will normally have expiration dates of less than nine months from the date written. The exercise price of the options may be below, equal to, or above the current market values of the underlying securities at the time the options are written. From time to time, a Fund may purchase an underlying security for delivery in accordance with an exercise notice of a call option assigned to it, rather than delivering such security from its portfolio. In such cases, additional costs will be incurred. A Fund will realize a profit or loss from a closing purchase transaction if the cost of the transaction is less or more than the premium received from the writing of the option. Because increases in the market price of a call option will generally reflect increases in the market price of the underlying security, any loss resulting from the repurchase of a call option is likely to be offset in whole or in part by appreciation of the underlying security owned by a Fund.

The Select Equity Fund may purchase put options from time to time. A put is a right to sell a specified security (or securities) within a specified period of time at a specified exercise price. Puts may be acquired by the Fund to facilitate the liquidity of the portfolio assets. Puts may also be used to facilitate the reinvestment of assets at a rate of return more favorable than that of the underlying security. The Fund may sell, transfer, or assign a put only in conjunction with the sale, transfer, or assignment of the underlying security or securities. The amount payable to the Fund upon its exercise of a "put" is normally (i) the Fund's acquisition cost of the securities subject to the put (excluding any accrued interest which the Fund paid on the acquisition), less any amortized market premium or plus any accreted market or original issue discount during the period the Fund owned the securities, plus (ii) all interest accrued on the securities since the last interest payment date during that period. The Fund will generally acquire puts only where the puts are available without the payment of any direct or indirect consideration. However, if necessary or advisable, the Fund may pay for puts either separately in cash or by paying higher price for portfolio securities which are acquired subject to the puts (thus reducing the yield to maturity otherwise available for the same securities). The Fund intends to enter into puts only with dealers, banks, and broker-dealers which, in the opinion of OakBrook, present minimal credit risks.

When-Issued and Delayed-Delivery Securities. Each Fund may purchase securities on a "when-issued" or "delayed-delivery" basis (i.e., for delivery beyond the normal settlement date at a stated price and yield). In addition, the Funds may sell securities on a "forward commitment" basis. The Funds will engage in when-issued and delayed-delivery transactions only for the purpose of acquiring portfolio securities consistent with its investment objective and policies, not for investment leverage. When-issued securities involve a risk that the yield obtained in the transaction will be less than that available in the market when delivery takes place. The Funds will not pay for such securities or start earning interest on them until they are received.

When a Fund agrees to purchase securities on a "when-issued" or "delayed-delivery" basis, its custodian will set aside cash or liquid securities equal to the amount of the commitment in a separate account. Normally, the custodian will set aside securities to satisfy the purchase commitment, and in such a case, a Fund may be required subsequently to place additional assets in the separate account in order to assure that the value of the account remains equal to the amount of its commitment. It may be expected that a Fund investing in securities on a when-issued or delayed delivery basis, net assets will fluctuate to a greater degree when it sets aside securities to cover such purchase commitments than when it sets aside cash. In addition, because a Fund will set aside cash or liquid securities to satisfy its purchase commitments in the manner described above, its liquidity and the ability of its investment adviser to manage it might be affected in the event its commitments to purchase "when-issued" or "delayed-delivery" securities ever exceeded 25% of the value of its assets. Under normal market conditions, however, a Fund's commitment to purchase "when-issued" or "delayed-delivery" securities will not exceed 25% of the value of each Fund's total assets.

When a Fund engages in "when-issued" or "delayed-delivery" transactions, it relies on the seller to consummate the trade. Failure of the seller to do so may result in a Fund incurring a loss or missing the opportunity to obtain a price or yield considered to be advantageous.

<u>Mortgage-Related and Asset-Backed Securities</u>. Investments in these and other derivative securities will not be made for purposes of leverage or speculation, but rather primarily for conventional investment or hedging purposes, liquidity, flexibility and to capitalize on market inefficiencies. The Equity Income Fund may, consistent with its investment objective and policies, invest in mortgage-related securities issued or guaranteed by the U.S. Government, its agencies and instrumentalities. In addition, each may invest in mortgage-related securities issued by nongovernmental entities, provided, however, that to the extent a Fund purchases mortgage-related securities from such issuers which may, solely for purposes of the 1940 Act, be deemed to be investment companies, the Fund's investment in such securities will be subject to the limitations on its investment in investment company securities.

Mortgage-related securities, for purposes of the Funds' Prospectuses and this SAI, represent pools of mortgage loans assembled for sale to investors by various governmental agencies such as GNMA and government-related organizations such as FNMA and FHLMC, as well as by nongovernmental issuers such as commercial banks, savings and loan institutions, mortgage bankers and private mortgage insurance companies. Although certain mortgage-related securities are guaranteed by a third party or otherwise similarly secured, the market value of the security, which may fluctuate, is not so secured. If a Fund purchases a mortgage-related security at a premium, that portion may be lost if there is a decline in the market value of the security whether resulting from changes in interest rates or prepayments in the underlying mortgage collateral. As with other interest-bearing securities, the prices of such securities are inversely affected by changes in interest rates. However, though the value of a mortgage-related security may decline when interest rates rise, the converse is not necessarily true, since in periods of declining interest rates the mortgages underlying the securities are prone to prepayment, thereby shortening the average life of the security and shortening the period of time over which income at the higher rate is received. When interest rates are rising, though, the rate of prepayment tends to decrease, thereby lengthening the period of time over which income at the lower rate is received. For these and other reasons, a mortgage-related security's average maturity may be shortened or lengthened as a result of interest rate fluctuations and, therefore, it is not possible to predict accurately the security's return. In addition, regular payments received in respect of mortgage-related securities include both interest and principal. No assurance can be given as to the return the Funds will receive when these amounts are reinvested.

There are a number of important differences among the agencies and instrumentalities of the U.S. Government that issue mortgage related securities and among the securities that they issue. Mortgage-related securities issued by GNMA include GNMA Mortgage Pass-Through Certificates (also known as "Ginnie Maes") which are guaranteed as to the timely payment of principal and interest by GNMA and such guarantee is backed by the full faith and credit of the United States. GNMA is a wholly-owned U.S. Government corporation within the Department of Housing and Urban Development. GNMA certificates also are supported by the authority of GNMA to borrow funds from the U.S. Treasury to make payments under its guarantee. Mortgage-related securities issued by FNMA include FNMA Guaranteed Mortgage Pass-Through Certificates (also known as "Fannie Maes") which are solely the obligations of FNMA and are not backed by or entitled to the full faith and credit of the United States. FNMA is a government-sponsored organization owned entirely by private stockholders. Fannie Maes are guaranteed as to the timely payment of the principal and interest by FNMA. Mortgage-related securities issued by FHLMC include FHLMC Mortgage Participation Certificates (also known as "Freddie Macs" or "Pcs"). FHLMC is a corporate instrumentality of the United States, created pursuant to an Act of Congress, which is owned entirely by Federal Home Loan Banks. Freddie Macs are not guaranteed by the United States or by any Federal Home Loan Banks and do not constitute a debt or obligation of the United States or of any Federal Home Loan Bank. Freddie Macs entitle the holder to the timely payment of interest, which is guaranteed by FHLMC. FHLMC guarantees either ultimate collection or the timely payment of all principal payments on the underlying mortgage loans. When FHLMC does not guarantee timely payment of principal, FHLMC may remit the amount due on account of its guarantee of ultimate payment of principal at any time after default on an underlying mortgage, but in no event later than one year after it becomes payable.

Each Fund may invest in Collateralized Mortgage Obligation ("CMOs"). CMOs may include stripped mortgage securities. Such securities are derivative multi-class mortgage securities issued by agencies or instrumentalities of the U.S. Government, or by private originators of, or investors in, mortgage loans, including savings and loan associations, mortgage banks, commercial banks, investment banks and special purpose subsidiaries of the foregoing. Stripped mortgage securities are usually structured with two classes that receive different proportions of the interest and principal distributions on a pool of mortgage assets. A common type of stripped mortgage security will have one class receiving all of the interest from the mortgage assets (the interest-only or "IO" class), while the other class will receive all of the principal (the principal-only or "PO" class). The yield to maturity on an IO class is extremely sensitive to the rate of principal payments (including prepayments) on the related underlying mortgage assets, and a rapid rate of principal payments may have a material adverse effect on the securities' yield to maturity. Generally, the market value of the PO class is unusually volatile in response to changes in interest rates. If the underlying mortgage assets experience greater than anticipated prepayments of principal, a Fund may fail to fully recoup its initial investment in these securities even if the security is rated in the highest rating category.

Like mortgages underlying mortgage-backed securities, automobile sales contracts or credit card receivables underlying asset-backed securities are subject to prepayment, which may reduce the overall return to certificate holders. Nevertheless, principal prepayment rates tend not to vary much with interest rates, and the short-term nature of the underlying car loans or other receivables tends to dampen the impact of any change in the prepayment level. Certificate holders may also experience delays in prepayment on the certificates if the full amounts due on underlying sales contracts or receivables are not realized because of unanticipated legal or administrative costs of enforcing the contracts or because of depreciation or damage to the collateral (usually automobiles) securing certain contracts, or other factors. In certain market conditions, asset-backed securities may experience volatile fluctuations in value and periods of illiquidity. If consistent with its investment objective and policies, a Fund may invest in other asset-backed securities that may be developed in the future.

Real Estate Investment Trusts. Each Fund may invest in real estate investment trusts. Real estate investment trusts are sensitive to factors such as changes in real estate values and property taxes, interest rates, cash flow of underlying real estate assets, overbuilding, and the management skill and creditworthiness of the issuer. Real estate may also be affected by tax and regulatory requirements, such as those relating to the environment.

Restricted Securities. "Section 4(2) securities" are securities which are issued in reliance on the "private placement" exemption from registration which is afforded by Section 4(2) of the Securities Act of 1933 (the "1933 Act"). A Fund will not purchase section 4(2) securities which have not been determined to be liquid in excess of 15% of its net assets. Section 4(2) securities are restricted as to disposition under the federal securities laws, and generally are sold to institutional investors such as the Funds which agree that they are purchasing the securities for investment and not with a view to public distribution. Any resale must also generally be made in an exempt transaction. Section 4(2) securities are normally resold to other institutional investors through or with the assistance of the issuer or investment dealers who make a market in such Section 4(2) securities, thus providing liquidity. AmSouth, Rockhaven, Five Points, or OakBrook has been delegated the day-to-day authority to determine whether a particular issue of Section 4(2) securities, including those eligible for resale under Rule 144A under the 1933 Act, should be treated as liquid. Rule 144A provides a safe-harbor exemption from the registration requirements of the 1933 Act for resales to "qualified institutional buyers" as defined in Rule 144A. With the exception of registered broker-dealers, a qualified institutional buyer must generally own and invest on a discretionary basis at least $100 million in securities.

Five Points, Rockhaven, or OakBrook may deem Section 4(2) securities liquid if it believes that, based on the trading markets for such security, such security can be disposed of within seven days in the ordinary course of business at approximately the amount at which the Fund has valued the security. In making such determination, the following factors, among others, may be deemed relevant: (i) the credit quality of the issuer; (ii) the frequency of trades and quotes for the security; (iii) the number of dealers willing to purchase or sell the security and the number of other potential purchasers; (iv) dealer undertakings to make a market in the security; and (v) the nature of the security and the nature of market-place trades.

Treatment of Section 4(2) securities as liquid could have the effect of decreasing the level of a Fund's liquidity to the extent that qualified institutional buyers become, for a time, uninterested in purchasing these securities.

Lending of Portfolio Securities. In order to generate additional income, the Funds may, from time to time, lend portfolio securities to broker-dealers, banks or institutional borrowers of securities. The Funds must receive 100% collateral, in the form of cash or U.S. Government securities. This collateral must be valued daily, and should the market value of the loaned securities increase, the borrower must furnish additional collateral to the lender. During the time portfolio securities are on loan, the borrower pays the lender any dividends or interest paid on such securities. Loans are subject to termination by the lender or the borrower at any time. While the Funds do not have the right to vote securities on loan, each intends to terminate the loan and regain the right to vote if that is considered important with respect to the investment. In the event the borrower defaults on its obligation to a Fund, it could experience delays in recovering its securities and possible capital losses. The Funds will only enter into loan arrangements with broker-dealers, banks or other institutions determined to be creditworthy under guidelines established by the Board of Trustees that permit a Fund to loan up to 33 1/3% of the value of its total assets.

Convertible Securities. The Funds may invest in convertible securities. Convertible securities are fixed income securities that may be exchanged or converted into a predetermined number of the issuer's underlying common stock at the option of the holder during a specified time period. Convertible securities may take the form of convertible preferred stock, convertible bonds or debentures, units consisting of "usable" bonds and warrants or a combination of the features of several of these securities. The Equity Income Fund may invest in convertible securities that are rated "BB" by S&P and "Ba" by Moody's, or lower, at the time of investment, or if unrated, are of comparable quality. The other Funds will invest in convertible securities that are rated "BBB" or "Baa" or higher.

Securities rated "BB" or "Ba" or lower either have speculative characteristics or are speculative with respect to capacity to pay interest and repay principal in accordance with the terms of the obligations. There is no lower limit with respect to rating categories for convertible securities in which the Fund may invest. Corporate debt obligations are "investment grade" if they are rated "BBB" or higher by S&P or "Baa" or higher by Moody's or, if unrated, are determined to be of comparable quality. Debt obligations that are not determined to be investment grade are high yield, high risk bonds, typically subject to greater market fluctuations and greater risk of loss of income and principal due to an issuer's default. To a greater extent than investment grade securities, lower rated securities tend to reflect short-term corporate, economic and market developments, as well as investor perceptions of the issuer's credit quality. Because investments in lower rated securities involve greater investment risk, achievement of the Equity Income Fund's investment objective may be more dependent on Rockhaven's credit analysis than would be the case if the Fund were investing in higher rated securities. High yield securities may be more susceptible to real or perceived adverse economic and competitive industry conditions than investment grade securities. The market prices of debt securities also generally fluctuate with changes in interest rates so that the Equity Income Fund's net asset value can be expected to decrease as long-term interest rates rise and to increase as long-term rates fall. In addition, the secondary trading market for high yield securities may be less liquid than the market for higher grade securities. In addition, lower rated securities may be more difficult to dispose of or to value than high-rated, lower-yielding securities. Rockhaven attempts to reduce the risks described above through diversification of the Equity Income Fund's portfolio and by credit analysis of each issuer as well as by monitoring broad economic trends and corporate and legislative developments.

Convertible bonds and convertible preferred stocks are fixed income securities that generally retain the investment characteristics of fixed income securities until they have been converted but also react to movements in the underlying equity securities. The holder is entitled to receive the fixed income of a bond or the dividend preference of a preferred stock until the holder elects to exercise the conversion privilege. Usable bonds are corporate bonds that can be used in whole or in part, customarily at full face value, in lieu of cash to purchase the issuer's common stock.

When owned as part of a unit along with warrants, which are options to buy the common stock, they function as convertible bonds, except that the warrants generally will expire before the bond's maturity. Convertible securities are senior to equity securities, and, therefore, have a claim to assets of the corporation prior to the holders of common stock in the case of liquidation. However, convertible securities are generally subordinated to similar non-convertible securities of the same company. The interest income and dividends from convertible bonds and preferred stocks provide a stream of income with generally higher yields than common stocks, but lower than non-convertible securities of similar quality.

A Fund will exchange or convert the convertible securities held in its portfolio into shares of the underlying common stock in instances in which, in the opinion of the adviser or sub-adviser, the investment characteristics of the underlying common shares will assist the Fund in achieving its investment objective. Otherwise, a Fund will hold or trade the convertible securities. In selecting convertible securities for the Fund, the adviser or sub-adviser evaluates the investment characteristics of the convertible security as a fixed income instrument, and the investment potential of the underlying equity security for capital appreciation. In evaluating these matters with respect to a particular convertible security, the adviser or sub-adviser may consider numerous factors, including the economic and political outlook, the value of the security relative to other investment alternatives, trends in the determinants of the issuer's profits, and the issuer's management capability and practices.

As with all fixed income securities, the market values of convertible securities tend to increase when interest rates decline and, conversely, tend to decline when interest rates increase.

Medium-Grade Debt Securities. Each Fund may invest up to 10% of its total assets in debt securities (other than convertible securities, which are discussed above), which are within the fourth highest rating group assigned by an NRSRO (e.g., including securities rated BBB by S&P or Baa by Moody's) or, if not rated, are determined to be of comparable quality ("Medium-Grade Securities").

As with other fixed-income securities, Medium-Grade Securities are subject to credit risk and market risk. Market risk relates to changes in a security's value as a result of changes in interest rates. Credit risk relates to the ability of the issuer to make payments of principal and interest. Medium-Grade Securities are considered by Moody's to have speculative characteristics.

Medium-Grade Securities are generally subject to greater credit risk than comparable higher-rated securities because issuers are more vulnerable to economic downturns, higher interest rates or adverse issuer-specific developments. In addition, the prices of Medium-Grade Securities are generally subject to greater market risk and therefore react more sharply to changes in interest rates. The value and liquidity of Medium-Grade Securities may be diminished by adverse publicity and investor perceptions.

Because certain Medium-Grade Securities are traded only in markets where the number of potential purchasers and sellers, if any, is limited, the ability of a Fund to sell such securities at their fair market value either to meet redemption requests or to respond to changes in the financial markets may be limited.

Particular types of Medium-Grade Securities may present special concerns. The prices of payment-in-kind or zero-coupon securities may react more strongly to changes in interest rates than the prices of other Medium-Grade Securities. Some Medium-Grade Securities in which a Fund may invest may be subject to redemption or call provisions that may limit increases in market value that might otherwise result from lower interest rates while increasing the risk that a Fund may be required to reinvest redemption or call proceeds during a period of relatively low interest rates.

The credit ratings issued by NRSROs are subject to various limitations. For example, while such ratings evaluate credit risk, they ordinarily do not evaluate the market risk of Medium-Grade Securities. In certain circumstances, the ratings may not reflect in a timely fashion adverse developments affecting an issuer. For these reasons, Five Points, Rockhaven, and OakBrook conduct their own independent credit analysis of Medium-Grade Securities.

Should subsequent events cause the rating of a debt security purchased by a Fund to fall below BBB or Baa, as the case may be, its adviser or sub-adviser will consider such an event in determining whether the Fund should continue to hold that security. In no event, however, would a Fund be required to liquidate any such portfolio security where the Fund would suffer a loss on the sale of such security.

High Yield Securities. The Equity Income Fund may invest in high yield convertible securities. High yield securities are securities that are rated below investment grade by an NRSRO (e.g., "BB" or lower by S&P and "Ba" or lower by Moody's). Other terms used to describe such securities include "lower rated bonds," "non-investment grade bonds" and "junk bonds." Generally, lower rated securities provide a higher yield than higher rated securities of similar maturity, but are subject to a greater degree of risk with respect to the ability of the issuer to meet its principal and interest obligations. Issuers of high yield securities may not be as strong financially as those issuing higher rated securities. The securities are regarded as predominantly speculative. The market value of high yield securities may fluctuate more than the market value of higher rated securities, since high yield securities tend to reflect short-term corporate and market developments to a greater extent than higher rated securities, which fluctuate primarily in response to the general level of interest rates, assuming that there has been no change in the fundamental interest rates and assuming that there has been no change in the fundamental quality of such securities. The market prices of fixed income securities generally fall when interest rates rise. Conversely, the market prices of fixed income securities generally rise when interest rates fall.

Additional risks of high yield securities include limited liquidity and secondary market support. As a result, the prices of high yield securities may decline rapidly in the event that a significant number of holders decide to sell. Changes in expectations regarding an individual issuer, an industry or high yield securities generally could reduce market liquidity for such securities and make their sale by the Equity Income Fund more difficult, at least in the absence of price concessions. Reduced liquidity also could adversely affect the Equity Income Fund's ability to accurately value high yield securities. Issuers of high yield securities also are more vulnerable to real or perceived economic changes (for instance, an economic downturn or prolonged period of rising interest rates), political changes or adverse developments specific to the issuer. Adverse economic, political or other developments may impair the issuer's ability to service principal and interest obligations, to meet projected business goals and to obtain additional financing, particularly if the issuer is highly leveraged. In the event of a default, the Equity Income Fund would experience a reduction of its income and could expect a decline in the market value of the defaulted securities.

Repurchase Agreements. Securities held by each Fund may be subject to repurchase agreements. Under the terms of a repurchase agreement, a Fund would acquire securities from member banks of the Federal Deposit Insurance Corporation and registered broker-dealers that AmSouth, Rockhaven, Five Points, or OakBrook deems creditworthy under guidelines approved by the Board of Trustees, subject to the seller's agreement to repurchase such securities at a mutually agreed-upon date and price, which includes interest negotiated on the basis of current short-term rates. The seller under a repurchase agreement will be required to maintain at all times the value of collateral held pursuant to the agreement at not less than the repurchase price (including accrued interest). If the seller were to default on its repurchase obligation or become insolvent, a Fund holding such obligation would suffer a loss to the extent that the proceeds from a sale of the underlying portfolio securities were less than the repurchase price under the agreement. Securities subject to repurchase agreements will be held by the relevant Fund's custodian or another qualified custodian, as appropriate, or in the Federal Reserve/Treasury book-entry system.

Reverse Repurchase Agreements and Dollar Roll Agreements. The Funds may also enter into reverse repurchase agreements and dollar roll agreements in accordance with applicable investment restrictions. Pursuant to such reverse repurchase agreements, a Fund would sell certain of its securities to financial institutions such as banks and broker-dealers, and agree to repurchase them, or substantially similar securities in the case of a dollar roll agreement, at a mutually agreed upon date and price. A dollar roll agreement is analogous to a reverse repurchase agreement, with a Fund selling mortgage-backed securities for delivery in the current month and simultaneously contracting to repurchase substantially similar (same type, coupon and maturity) securities on a specified future date. At the time a Fund enters into a reverse repurchase agreement or dollar roll agreement, it will place in a segregated custodial account assets such as U.S. Government securities or other liquid securities consistent with its investment restrictions having a value equal to the repurchase price (including accrued interest), and will subsequently continually monitor the account to ensure that such equivalent value is maintained at all times. Reverse repurchase agreements and dollar roll agreements involve the risk that the market value of securities to be purchased by a Fund may decline below the price at which it is obligated to repurchase the securities, or that the other party may default on its obligation, so that a Fund is delayed or prevented from completing the transaction.

Futures Contracts. The Select Equity Fund may enter into contracts for the future delivery of securities or foreign currencies and futures contracts based on a specific security, class of securities, foreign currency or an index, purchase or sell options on any such futures contracts and engage in related closing transactions. A futures contract on a securities index is an agreement obligating either party to pay, and entitling the other party to receive, while the contract is outstanding, cash payments based on the level of a specified securities index. The Fund may engage in such futures contracts in an effort to hedge against market risks and to manage its cash position, but not for leveraging purposes. This investment technique is designed primarily to hedge against anticipated future changes in market conditions or foreign exchange rates which otherwise might adversely affect the value of securities which the Fund holds or intends to purchase. For example, when interest rates are expected to rise or market values of portfolio securities are expected to fall, the Fund can seek through the sale of futures contracts to offset a decline in the value of its portfolio securities. When interest rates are expected to fall or market values are expected to rise, the Fund, through the purchase of such contracts, can attempt to secure better rates or prices than might later be available in the market when it effects anticipated purchases.

The acquisition of put and call options on futures contracts will, respectively, give the Fund the right (but not the obligation), for a specified price, to sell or to purchase the underlying futures contract, upon exercise of the option, at any time during the option period.

The value of the Fund's contracts may equal or exceed 100% of its total assets, although it will not purchase or sell a futures contract unless immediately following such sale or purchase the aggregate amount of margin deposits on its existing futures positions plus the amount of premiums paid for related futures options entered into for other than bona fide hedging purposes is 5% or less of the its net assets. Futures transactions will be limited to the extent necessary to maintain the qualification of the Fund as a regulated investment company.

Futures transactions involve brokerage costs and require the Fund to segregate liquid assets, such as cash, U.S. Government securities or other liquid securities to cover its obligation under such contracts. The Fund may lose the expected benefit of futures transactions if interest rates, securities prices or foreign exchange rates move in an unanticipated manner. Such unanticipated changes may also result in poorer overall performance than if the Fund had not entered into any futures transactions. In addition, the value of the Fund's futures positions may not prove to be perfectly or even highly correlated with the value of its portfolio securities and foreign currencies, limiting the Fund's ability to hedge effectively against interest rate, foreign exchange rate and/or market risk and giving rise to additional risks. There is no assurance of liquidity in the secondary market for purposes of closing out futures positions.

Foreign Currency Transactions. The value of the assets of a Fund as measured in U.S. dollars may be affected favorably or unfavorably by changes in foreign currency exchange rates and exchange control regulations, and the Funds (except the Select Equity Fund) may incur costs in connection with conversions between various currencies. The Funds will conduct foreign currency exchange transactions either on a spot (i.e., cash) basis at the spot rate prevailing in the foreign currency exchange market, or through forward contracts to purchase or sell foreign currencies. A forward foreign currency exchange contract ("forward currency contract") involves an obligation to purchase or sell a specific currency at a future date, which may be any fixed number of days from the date of the contract agreed upon by the parties, at a price set at the time of the contract. These forward currency contracts are traded directly between currency traders (usually large commercial banks) and their customers. The Funds may enter into forward currency contracts in order to hedge against adverse movements in exchange rates between currencies.

By entering into a forward currency contract in U.S. dollars for the purchase or sale of the amount of foreign currency involved in an underlying security transaction, the Funds are able to protect themselves against a possible loss between trade and settlement dates resulting from an adverse change in the relationship between the U.S. dollar and such foreign currency. However, this tends to limit potential gains which might result from a positive change in such currency relationships. The Funds (except the Select Equity Fund) may also hedge foreign currency exchange rate risk by engaging in a currency financial futures and options transactions, which are described below. The forecasting of short-term currency market movements is extremely difficult and whether such a short-term hedging strategy will be successful is highly uncertain.

It is impossible to forecast with precision the market value of portfolio securities at the expiration of a forward currency contract. Accordingly, it may be necessary for a Fund to purchase additional currency on the spot market if the market value of the security is less than the amount of foreign currency such Fund is obligated to deliver when a decision is made to sell the security and make delivery of the foreign currency in settlement of a forward contract. Conversely, it may be necessary to sell on the spot market some of the foreign currency received upon the sale of the portfolio security if its market value exceeds the amount of foreign currency such Fund is obligated to deliver.

If a Fund retains the portfolio security and engages in an offsetting transaction, it will incur a gain or a loss to the extent that there has been movement in forward currency contract prices. If a Fund engages in an offsetting transaction, it may subsequently enter into a new forward currency contract to sell the foreign currency. Although such contracts tend to minimize the risk of loss due to a decline in the value of the hedged currency, they also tend to limit any potential gain which might result should the value of such currency increase. The Funds will have to convert their holdings of foreign currencies into U.S. dollars from time to time. Although foreign exchange dealers do not charge a fee for conversion, they do realize a profit based on the difference (the "spread") between the prices at which they are buying and selling various currencies.

Foreign Currency Options. A foreign currency option provides the Equity Income Fund with the right to buy or sell a stated amount of foreign currency at the exercise price at a specified date or during the option period. A call option gives its owner the right, but not the obligation, to buy the currency, while a put option gives its owner the right, but not the obligation, to sell the currency. The option seller (writer) is obligated to fulfill the terms of the option sold if it is exercised. However, either seller or buyer may close its position during the option period in the secondary market for such options any time prior to expiration.

A call rises in value if the underlying currency appreciates. Conversely, a put rises in value if the underlying currency depreciates. While purchasing a foreign currency option can protect a Fund against an adverse movement in the value of a foreign currency, it does not limit the gain which might result from a favorable movement in the value of such currency. For example, if a Fund was holding securities denominated in an appreciating foreign currency and had purchased a foreign currency put to hedge against a decline in the value of the currency, it would not have to exercise its put. Similarly, if a Fund has entered into a contract to purchase a security denominated in a foreign currency and had purchased a foreign currency call to hedge against a rise in the value of the currency but instead the currency had depreciated in value between the date of purchase and the settlement date, such Fund would not have to exercise its call but could acquire in the spot market the amount of foreign currency needed for settlement.

Foreign Currency Futures Transactions. As part of its financial futures transactions, the Funds may use foreign currency futures contracts and options on such futures contracts. Through the purchase or sale of such contracts, a Fund may be able to achieve many of the same objectives as through forward foreign currency exchange contracts more effectively and possibly at a lower cost.

Unlike forward foreign currency exchange contracts, foreign currency futures contracts and options on foreign currency futures contracts are standardized as to amount and delivery period and may be traded on boards of trade and commodities exchanges or directly with a dealer which makes a market in such contracts and options. It is anticipated that such contracts may provide greater liquidity and lower cost than forward foreign currency exchange contracts.

<u>Regulatory Restrictions</u>. As required by the Securities and Exchange Commission, when purchasing or selling a futures contract or writing a put or call option or entering into a forward foreign currency exchange purchase, a Fund will maintain in a segregated account cash or liquid securities equal to the value of such contracts.

To the extent required to comply with Commodity Futures Trading Commission Regulation 4.5 and thereby avoid being classified as a "commodity pool operator," a Fund will not enter into a futures contract or purchase an option thereon if immediately thereafter the initial margin deposits for futures contracts held by such Fund plus premiums paid by it for open options on futures would exceed 5% of such Fund's total assets. Such Fund will not engage in transactions in financial futures contracts or options thereon for speculation, but only to attempt to hedge against changes in market conditions affecting the values of securities which such Fund holds or intends to purchase. When futures contracts or options thereon are purchased to protect against a price increase on securities intended to be purchased later, it is anticipated that at least 25% of such intended purchases will be completed. When other futures contracts or options thereon are purchased, the underlying value of such contracts will at all times not exceed the sum of: (1) accrued profit on such contracts held by the broker; (2) cash or high quality money market instruments set aside in an identifiable manner; and (3) cash proceeds from investments due in 30 days.

INVESTMENT RESTRICTIONS

The following investment restrictions may be changed with respect to a particular Fund only by a vote of a majority of the outstanding Shares of that Fund (as defined under "ADDITIONAL INFORMATION -- Vote of a Majority of the Outstanding Shares" in this SAI).

None of the Funds will:

1.	Purchase any securities which would cause more than 25% of the value of the Fund's total assets at the time of purchase to be invested in securities of one or more issuers conducting their principal business activities in the same industry, provided that: (a) there is no limitation with respect to obligations issued or guaranteed by the U.S. Government or its agencies or instrumentalities and repurchase agreements secured by obligations of the U.S. Government or its agencies or instrumentalities; (b) wholly owned finance companies will be considered to be in the industries of their parents if their activities are primarily related to financing the activities of their parents; and (c) utilities will be divided according to their services. For example, gas, gas transmission, electric and gas, electric and telephone will each be considered a separate industry;

2.	Purchase securities of any one issuer, other than obligations issued or guaranteed by the U.S. Government or its agencies or instrumentalities, if, immediately after such purchase, more than 5% of the value of the Fund's total assets would be invested in such issuer, or the Fund would hold more than 10% of the outstanding voting securities of the issuer, except that 25% or less of the value of a Fund's total assets may be invested without regard to such limitations. There is no limit to the percentage of assets that may be invested in U.S. Treasury bills, notes, or other obligations issued or guaranteed by the U.S. Government or its agencies or instrumentalities. This investment restriction does not apply to the Select Equity Fund or the Capital Growth Fund;

3. Borrow money or issue senior securities, except that a Fund may borrow from banks or brokers, in amounts up to 10% of the value of its total assets at the time of such borrowing. A Fund will not purchase securities while its borrowings exceed 5% of its total assets;

4. Make loans, except that a Fund may purchase or hold debt instruments and lend portfolio securities (in an amount not to exceed one-third of its total assets), in accordance with its investment objective and policies, make time deposits with financial institutions and enter into repurchase agreements;

5. Underwrite the securities issued by other persons, except to the extent that a Fund may be deemed to be an underwriter under certain securities laws in the disposition of "restricted securities;"

6. Purchase or sell commodities or commodities contracts, except to the extent disclosed in the current Prospectus of the Fund; and

7. Purchase or sell real estate (although investments in marketable securities of companies engaged in such activities and securities secured by real estate or interests therein are not prohibited by this restriction).

The following additional investment restrictions are not fundamental policies and therefore may be changed without the vote of a majority of the outstanding Shares of a Fund. None of the Funds may:

      1.   Engage in any short sales (except for short sales "against the box");

      2.   Purchase securities of other investment companies, except (a) in connection with a merger, consolidation, acquisition or reorganization, (b) to the extent permitted by the 1940 Act or pursuant to any exemptions therefrom;

      3.   Mortgage or hypothecate the Fund's assets in excess of one-third of the Fund's total assets; and

      4.   Purchase or otherwise acquire any securities if, as a result, more than 15% of the Fund's net assets would be invested in securities that are illiquid.

If any percentage restriction described above is satisfied at the time of purchase, a later increase or decrease in such percentage resulting from a change in net asset value will not constitute a violation of such restriction. However, should a change in net asset value or other external events cause a Fund's investments in illiquid securities to exceed the limitation set forth in such Fund's Prospectus, that Fund will act to cause the aggregate amount of illiquid securities to come within such limit as soon as reasonably practicable. In such an event, however, that Fund would not be required to liquidate any portfolio securities where the Fund would suffer a loss on the sale of such securities.

Portfolio Turnover

Changes may be made in a Fund's portfolio consistent with the investment objective and policies of the Fund whenever such changes are believed to be in the best interests of the Fund and its Shareholders. The portfolio turnover rates for all of the Funds may vary greatly from year to year as well as within a particular year, and may be affected by cash requirements for redemptions of Shares and by requirements which enable the Funds to receive certain favorable tax treatments. High portfolio turnover rates will generally result in higher transaction costs to a Fund, including brokerage commissions.

Each Fund will be managed without regard to its portfolio turnover rate.

The portfolio turnover rate for each of the Funds is calculated by dividing the lesser of a Fund's purchases or sales of portfolio securities for the year by the monthly average value of the securities. The Securities and Exchange Commission requires that the calculation exclude all securities whose remaining maturities at the time of acquisition are one year or less.

NET ASSET VALUE

The net asset value of each Fund is determined and the Shares of each Fund are priced as of the Valuation Times on each Business Day of the Trust (other than a day on which there are insufficient changes in the value of a Fund's portfolio securities to materially affect the Fund's net asset value or a day on which no Shares of the Fund are tendered for redemption and no order to purchase any Shares is received). A "Business Day" is a day on which the New York Stock Exchange, Inc. ("NYSE") is open for trading. Currently, the NYSE is closed on the following holidays: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving, and Christmas.

Valuation of the Funds

Portfolio securities, the principal market for which is a securities exchange, generally will be valued at the closing sales price on that exchange on the day of computation, or, if there have been no sales during such day, at the latest bid quotation. Portfolio securities, the principal market for which is not a securities exchange, generally will be valued at their latest bid quotation in such principal market. If no such bid price is available, then such securities will be valued in good faith at their respective fair market values using methods determined by or under the supervision of the Board of Trustees. Foreign securities generally are valued based on quotations from the primary market in which they are traded and are translated from the local currency into U.S. dollars using current exchange rates. Shares of investment companies are valued on the basis of their net asset values, subject to any applicable sales charge. Portfolio securities with a remaining maturity of 60 days or less will be valued either at amortized cost or original cost plus accrued interest, which approximates current value.

All other assets and securities, including securities for which market quotations are not readily available, will be valued at their fair market value as determined in good faith under the general supervision of the Board of Trustees. If a significant market event impacting the value of a portfolio security occurs subsequent to the close of trading in the security, but prior to the calculation of a Fund's net asset value per share, market quotations for that security may not be readily available. If the impact of such a significant market event materially affects the net asset value per share of a Fund, an affected portfolio security will be valued at fair market value as determined in good faith under the general supervision of the Board of Trustees.


ADDITIONAL PURCHASE AND REDEMPTION INFORMATION


The Shares of each Fund are sold on a continuous basis by the Distributor, and the Distributor has agreed to use appropriate efforts to solicit all purchase orders. The public offering price of Shares of the Funds is their net asset value per Share.

The Trust may suspend the right of redemption or postpone the date of payment for Shares during any period when (a) trading on the NYSE is restricted by applicable rules and regulations of the Securities and Exchange Commission, (b) the NYSE is closed for other than customary weekend and holiday closings, (c) the Securities and Exchange Commission has by order permitted such suspension, or (d) an emergency exists as a result of which (i) disposal by the Trust of securities owned by it is not reasonably practical or (ii) it is not reasonably practical for the Trust to determine the fair market value of its net assets.

Shares may be redeemed without charge on any day that net asset value is calculated. All redemption orders are effected at the net asset value per Share next determined after receipt by the Distributor of a redemption request. Payment for Shares redeemed normally will be made within seven days.

The Trust intends to pay cash for all Shares redeemed, but under abnormal conditions which make payment in cash unwise, payment may be made wholly or partly in portfolio securities at their then market value equal to the redemption price. In such cases, a Shareholder may incur brokerage costs in converting such securities to cash.

Variable Contract Owners do not deal directly with the Funds to purchase, redeem, or exchange Shares, and Variable Contract Owners should refer to the prospectus for the applicable Separate Account for information on the allocation of premiums and on transfers of accumulated value among sub-accounts of the pertinent Separate Account that invests in the Funds.

Each Fund reserves the right to discontinue offering Shares at any time. In the event that a Fund ceases offering its Shares, any investments allocated to the Fund will, subject to any necessary regulatory approvals, be invested in another portfolio of the Trust deemed appropriate by the Trustees.

MANAGEMENT OF THE TRUST

Management Information

The names of the Trustees, their addresses, ages, positions, principal occupation(s) during the past five years, number of portfolios in the fund complex overseen, and other directorships held by each Trustee and executive officer who is an "interested person" (as defined in the 1940 Act) and each non-interested Trustee are set forth below:

Trustees

Name, Address, and Age	Position(s) Held with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Trusteeships Held by Trustee
Non-Interested Trustees					
James H. Woodward University of North Carolina at Charlotte 9201 University City Blvd. Charlotte, NC 28223 Birthdate: 11/24/1939	Trustee	Indefinite 4/97 to present	Chancellor, University of North Carolina at Charlotte—7/89 to present	25	J.A. Jones, Inc.
Michael Van Buskirk 3435 Stelzer Road Columbus, Oh 43219 Birthdate: 02/22/1947	Trustee	Indefinite 4/97 to present	Chief Executive Officer, Ohio Bankers Assoc. (industry trade association)—5/91 to present	25	Coventry Corporation
Interested Trustees					
Walter B. Grimm[1] 3435 Stelzer Road Columbus, Oh 43219 Birthdate: 06/30/1945	Trustee	Indefinite 4/97 to present	Employee of BISYS Fund Services—6/92 to present	25	1st Source Monogram Funds American Performance Brenton Mutual Funds Counter Bond Fund Kensington Funds Performance Funds Trust The Shelby Funds United American Cash Reserves UST of Boston

Executive Officers

1 Mr. Grimm may be deemed to be an "interested person," as defined by the Investment Company Act of 1940, because of his employment with BISYS Fund Services.

Name, Address, and Age	Position(s) Held with Trust	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years
Walter B. Grimm 3435 Stelzer Road Columbus, Oh 43219 Age: 56	President and Chairman of the Board	Indefinite 4/97 to present	Employee of BISYS Fund Services (6/92 to present)
Gregory Maddox Columbia Square Suite 500 1230 Columbia St San Diego, CA 92101 Age: 34	Vice President and Assistant Secretary	Indefinite 4/97 to present	Employee of BISYS Fund Services (4/91 to present).
Charles L. Booth 3435 Stelzer Road, Columbus, OH 43219 Age: 42	Vice President and Assistant Secretary	Indefinite 4/99 to present	Employee of BISYS Fund Services (4/91 to present).
Jeffrey Cusick 3435 Stelzer Road, Columbus, OH 43219 Age: 42	Vice President	Indefinite 11/01 to present	Employee of BISYS Fund Services (7/95 to present).
Alaina Metz 3435 Stelzer Road, Columbus, OH 43219 Age: 35	Secretary	Indefinite 4/97 to present	Employee of BISYS Fund Services (6/95 to present).
Steven Pierce 3435 Stelzer Road, Columbus, OH 43219 Age: 36	Treasurer	Indefinite 8/01 to present	Employee of BISYS Fund Services (4/99 to present); Manager of Investment Operations, CNA Insurance (10/96 to 4/99).
Nimish Bhatt 3435 Stelzer Road, Columbus, OH 43219 Age: 38	Principal Financial and Accounting Officer and Comptroller	Indefinite 11/98 to present	Employee of BISYS Fund Services (7/96 to present).

Board of Trustees

Overall responsibility for management of the Trust rests with its Board of Trustees, who are elected by the Shareholders of the Trust. The Trustees elect the officers of the Trust to supervise actively its day-to-day operations.

Valuation Committee

The Board of Trustees has a Valuation Committee whose function is to monitor the valuation of portfolio securities and other investments and, as required by the Trust's valuation policies, when the Board is not in session it shall determine the fair value of portfolio holdings after consideration of all relevant factors, which determinations shall be reported to the full Board. The Valuation Committee currently consists of Messrs. Van Buskirk, Grimm, Pierce, and Ms. Metz. The Valuation Committee held no meetings during the last year.

Listed below for each Trustee is a dollar range of securities beneficially owned in the Funds together with the aggregate dollar range of equity securities in all registered investment companies overseen by each Trustee that are in the same family of investment companies as the Trust, as of December 31, 2001.

Name of Trustee	Dollar Range of Equity Securities in the Trust	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies
James H. Woodward	none	none
Michael Van Buskirk	none	none
Walter B. Grimm	none	none

As of January 1, 2002, the Trustees and officers of the Trust, as a group, owned Variable Contracts that entitled them to give voting instructions with respect to less than one percent of the Shares of any portfolio of the Trust.

No non-interested Trustee (or an immediate family member thereof) had any direct or indirect interest, the value of which exceeds $60,000, in the Advisor, the principal underwriter of the Trust, or any entity controlling, controlled by or under common control with the Advisor or the principal underwriter of the Trust (no including registered investment companies). Set forth in the table below is information regarding each non-interested Trustee's (and his immediate family members') share ownership in securities of the Advisor, the principal underwriter of the Trust, and any entity controlling, controlled by or under common control with the Advisor or principal underwriter of the Trust (not including registered investment companies).

Name of Trustee	Name of Owners and Relationships to Trustee	Company	Title of Class	Value of Securities	Percent of Class
James H. Woodward	none	none	none	none	none
Michael Van Buskirk	none	none	none	none	none

No non-interested Trustee or immediate family member has during the two most recently completed calendar years had: (i) any material interest, direct or indirect, in any transaction or series of similar transactions, in which the amount involved exceeds $60,000; (ii) any securities interest in the principal underwriter of the Trust or the Advisor or their affiliates (other than the Trust); or (iii) any direct or indirect relationship of any nature, in which the amount involved exceeds $60,000, with:

- the Funds;

- an officer of the Funds;

24

- an investment company, or person that would be an investment company but for the exclusions provided by sections 3(c)(1) and 3(c)(7) of the 1940 Act, having the same investment adviser or principal underwriter as the Funds or having an investment adviser or principal underwriter that directly or indirectly controls, is controlled by, or is under common control with the Advisor or principal underwriter of the Funds;

- an officer of an investment company, or a person that would be an investment company but for the exclusions provided by sections 3(c)(1) and 3(c)(7) of the 1940 Act, having the same investment adviser or principal underwriter as the Funds or having an investment adviser or principal underwriter that directly or indirectly controls, is controlled by, or is under common control with the Advisor or principal underwriter of the Funds;

- the Adviser or principal underwriter of the Funds,

- an officer of the Adviser or principal underwriter of the Funds;

- a person directly or indirectly controlling, controlled by, or under common control with the Adviser or principal underwriter of the Funds; or

- an officer of a person directly or indirectly controlling, controlled by, or under common control with the Adviser or principal underwriter of the Funds.

Trustee Compensation

The Trust pays each Trustee who is not an employee of BISYS or its affiliates a retainer fee at the rate of $500 per calendar quarter, reasonable out-of-pocket expenses, $750 for each regular meeting of the Board of Trustees attended in person, and $250 for each regular meeting of the Board of Trustees attended by telephone. The Trust also pays each such Trustee $750 for each special meeting of the Board of Trustees attended in person, and $250 for each special meeting of the Board of Trustees attended by telephone. For the fiscal year ended December 31, 2001, the Trust paid the following compensation to the Trustees of the Trust:

Name of Person, Position	Aggregate Compensation From Fund	Pension or Retirement Benefits Accrued as Part of Funds Expenses*	Estimated Annual Benefits Upon Retirement	Total Compensation From Fund and Fund Complex** Paid to Directors
James H. Woodward, Trustee	$4,000	None	None	$4,000
Michael Van Buskirk, Trustee	$4,000	None	None	$4,000
Walter B. Grimm, Trustee	$0	None	None	$ 0

*   The Trust does not accrue pension or retirement benefits as part of Fund expenses, and Trustees of the Trust are not entitled to benefits upon retirement from the Board of Trustees.

**   The Fund Complex consisted of the Trust, The BB&T Funds, AmSouth Funds, HSBC Mutual Funds Trust, HSBC Funds Trust, and the Fifth Third Funds.

The officers of the Trust receive no compensation directly from the Trust for performing the duties of their offices. BISYS Fund Services Ohio, Inc. receives fees from the Trust for providing certain administration, fund accounting and transfer agency services.

Investment Adviser

Subject to the general supervision of the Trust's Board of Trustees and in accordance with the Funds' investment objectives and restrictions, investment advisory services are provided to each Fund by AmSouth Investment Management Company, LLC ("AmSouth"), 1901 Sixth Avenue North, Birmingham, AL 35203, pursuant to an Investment Advisory Agreement dated September 16, 1997 (the "Investment Advisory Agreement"). AmSouth is a separate, wholly-owned subsidiary of AmSouth Bancorporation ("AmSouth Bank"), one of the largest banking institutions headquartered in the mid-south region. Management and investment advisory personnel that formerly provided investment management services to the Fund now do so as the personnel of AmSouth.

Under the Investment Advisory Agreement, AmSouth has agreed to provide, either directly or through one or more sub-advisers, investment advisory services for each of the Funds as described in the Prospectuses and this SAI. For the services provided and expenses assumed pursuant to the Investment Advisory Agreement, AmSouth is entitled to a fee, computed daily and paid monthly at the following rates, calculated as a percentage of average daily net assets of each Fund: 0.60% for the Equity Income Fund, 0.70% for the Capital Growth Fund and 0.80% for the Select Equity Fund. For the fiscal years ended December 31, 1999, December 31, 2000 and December 31, 2001, the Equity Income Fund incurred investment advisory fees equal to $161,583, $369,693 and $504,056, respectively, of which $24,238, $0, and $0, respectively, was waived or reimbursed by AmSouth. For the period from May 3, 1999 (commencement of operations) through December 31, 1999, and for the fiscal years ended December 31, 2000, and

December 31, 2001, the Select Equity Fund incurred investment advisory fees equal to $9,703, $27,854 and $84,072, respectively, of which $970, $2,785 and $21,630, respectively, was waived or reimbursed by AmSouth. For the period from May 1, 2001 (commencement of operations) through December 31, 2001, the Capital Growth Fund incurred investment advisory fees equal to $6,237, of which $6,237 was waived or reimbursed by AmSouth.

Unless sooner terminated, the Investment Advisory Agreement continues in effect as to a particular Fund for an initial term of up to two years, and thereafter for successive one-year periods if such continuance is approved at least annually by the Board of Trustees or by vote of a majority of the outstanding Shares of such Fund and a majority of the Trustees who are not parties to the Investment Advisory Agreement or interested persons (as defined in the 1940 Act) of any party to the Investment Advisory Agreement by votes cast in person at a meeting called for such purpose. The Investment Advisory Agreement is terminable as to a particular Fund at any time on 60 days' written notice without penalty by the Trustees, by vote of a majority of the outstanding Shares of that Fund, or by AmSouth. The Investment Advisory Agreement also terminates automatically in the event of any assignment, as defined in the 1940 Act.

The Investment Advisory Agreement provides that AmSouth shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust in connection with the performance of its duties, except a loss resulting from a breach of fiduciary duty with respect to the receipt of compensation for services or a loss resulting from willful misfeasance, bad faith, or gross negligence on the part of AmSouth or a Sub-Adviser in the performance of their duties, or from reckless disregard of their duties and obligations thereunder.

From time to time, advertisements, supplemental sales literature, and information furnished to present or prospective Shareholders of the Funds may include descriptions of AmSouth including, but not limited to, (i) descriptions of AmSouth's operations; (ii) descriptions of certain personnel and their functions; and (iii) statistics and rankings related to AmSouth's operations.

The Board of Trustees most recently approved the Investment Advisory Agreement and each investment sub-advisory agreement at a meeting held on February 13, 2002. In determining whether it was appropriate to approve the Investment Advisory Agreement and investment sub-advisory agreements, the Board of Trustees requested information, provided by AmSouth and the Sub-Advisers, that it believed to be reasonably necessary to reach its conclusion. The Board of Trustees carefully evaluated this information, and was advised by legal counsel with respect to its deliberations. Based on its review of the information requested and provided, the Board of Trustees determined that the Investment Advisory Agreement and each investment sub-advisory agreement is consistent with the best interests of each Fund to which it applies and its shareholders, and enables each Fund to receive high quality services at a cost that is appropriate, reasonable, and in the best interests of the Funds and their shareholders. The Board of Trustees made these determinations on the basis of the following considerations, among others:

- The investment advisory fees payable to AmSouth and each Sub-Adviser under the Investment Advisory Agreement and each investment sub-advisory agreement are fair and reasonable in light of the services to be provided, the anticipated costs of these services, the profitability of AmSouth's and each Sub-Adviser's relationship with the Funds, and the comparability of the proposed fee to fees paid by comparable mutual funds;

- The Investment Advisory Agreement and each investment sub-advisory agreement did not increase current investment advisory fees or overall operating expenses of each Fund to which it applies over historical fee and expense levels;

- The continuity of each Fund's current portfolio manager and other persons responsible for management of the Fund, which should help ensure continuity of management and consistency of performance;

- The nature, quality and extent of the investment advisory services expected to be provided by AmSouth and each Sub-Adviser, in light of the high quality services provided to the Funds in the past and the other mutual funds advised by AmSouth and each Sub-Adviser and the Funds' historic performance, including achievement of stated investment objectives;

- AmSouth's and each Sub-Adviser's representations regarding its staffing and capabilities to manage the Funds, including the retention of personnel with significant portfolio management experience;

- AmSouth's and each Sub-Adviser's entrepreneurial commitment to the management and success of the Funds, which could entail a substantial commitment of resources to the successful operation of the Funds;

- The overall high quality of the personnel, operations, financial condition, investment management capabilities, methodologies, and performance of AmSouth and each Sub-Adviser.

Accordingly, in light of the above considerations and such other factors and information it considered relevant, the Board of Trustees unanimously approved the Investment Advisory Agreement and each investment sub-advisory agreement.

Investment Sub-Advisers

Subject to the general supervision of the Trust's Board of Trustees and in accordance with the Fund's investment objective and restrictions, investment sub-advisory services are provided to the Equity Income Fund by Rockhaven, 100 First Avenue, Suite 1050, Pittsburgh, PA 15222, pursuant to a sub-advisory agreement with AmSouth dated September 16, 1997. Rockhaven is 50% owned by AmSouth and 50% owned by Mr. Christopher H. Wiles. Subject to the general supervision of the Trust's Board of Trustees and in accordance with the Fund's investment objective and restrictions, investment sub-advisory services are provided to the Select Equity Fund by OakBrook, 701 Warrenville Road, Suite 335, Lisle, IL 60532, pursuant to a sub-advisory agreement with OakBrook dated May 1, 1999. OakBrook is 50% owned by AmSouth and 50% owned by Neil Wright, Janna Sampson and Peter Jankovskis. Subject to the general supervision of the Trust's Board of Trustees and in accordance with the Fund's investment objective and restrictions, investment sub-advisory services are provided to the Capital Growth Fund by Five Points Capital Advisors, 1901 Sixth Avenue North, Birmingham, Alabama, 35203, pursuant to a sub-advisory agreement with AmSouth dated November 14, 2001. Five Points is a separate, wholly-owned subsidiary of AmSouth Bank, which is a bank affiliate of AmSouth Bancorporation, the parent company of AmSouth. Rockhaven and OakBrook are referred to herein as "Sub-Advisers", and each agreement between AmSouth and a Sub-Adviser may be referred to as a "Sub-Advisory Agreement".

Under the Sub-Advisory Agreement with Rockhaven, Rockhaven has agreed to provide investment advisory services for the Equity Income Fund as described in the Prospectus describing that Fund. For its services and expenses incurred under the Sub-Advisory Agreement, Rockhaven is entitled to a fee payable by AmSouth. The fee is computed daily and paid monthly at an annual rate of 0.36% of the Fund's average daily net assets or such lower fee as may be agreed upon in writing by AmSouth and Rockhaven, provided that if AmSouth waives a portion of its investment advisory fee, the Sub-Adviser has agreed that its sub-advisory fee shall not exceed 60% of AmSouth's net investment advisory fee. For the fiscal years ended December 31, 1999, December 31, 2000, and December 31, 2001, $82,256, $221,816 and $302,380, respectively, were paid by AmSouth to Rockhaven in sub-advisory fees.

Under the Sub-Advisory Agreement with OakBrook, OakBrook has agreed to provide investment advisory services for the Select Equity Fund as described in the Prospectus describing that Fund. For its services and expenses incurred under the Sub-Advisory Agreement, OakBrook is entitled to a fee payable by AmSouth. The fee is computed daily and paid monthly at an annual rate of 0.56% of the Fund's average daily net assets or such lower fee as may be agreed upon in writing by AmSouth and OakBrook, provided that if AmSouth waives some or all of its investment advisory fee, OakBrook shall waive its fee so that it shall receive no more than seventy percent (0.70%) of the net investment advisory fee paid to AmSouth, subject to the requirement that OakBrook receive an investment advisory fee at an annual rate no lower than the following rates (as a percentage of the average daily net assets of the Select Equity Fund) for the indicated levels of assets under management: up to $10 million -.476%; $10-50 million - .42%; and over $50 million - .28%. For the period from May 3, 1999 (commencement of operations) through December 31, 1999, $6,089 was paid by AmSouth to OakBrook in sub-advisory fees. For the fiscal year ended December 31, 2000 and December 31, 2001, $17,548 and $52,860, respectively were paid by AmSouth to OakBrook in sub-advisory fees.

Under the Sub-Advisory Agreement with Five Points, Five Points has agreed to provide investment advisory services for the Capital Growth Fund as described in the Prospectus describing that Fund. For its services and expenses incurred under the Sub-Advisory Agreement, Five Points is entitled to a fee payable by AmSouth. The fee is computed daily and paid monthly at an annual rate of 0.70% of the Fund's average daily net assets or such lower fee as may be agreed upon in writing by AmSouth and Five Points, provided that if AmSouth waives some or all of its investment advisory fee, Five Points shall waive its fee so that it shall not exceed 100% of AmSouth's net investment advisory fee. For the period from May 1, 2001 (commencement of operations) through December 31, 2001, $6,255 was paid by AmSouth to Five Points in sub-advisory fees.

Unless sooner terminated, a Sub-Advisory Agreement shall continue with respect to a Fund for an initial term of two years, and thereafter for successive one-year periods if such continuance is approved at least annually by the Board of Trustees of the Trust or by vote of the holders of a majority of the outstanding voting Shares of the Fund and a majority of the Trustees who are not parties to the Sub-Advisory Agreement or interested persons (as defined in the 1940 Act) of any party to the Sub-Advisory Agreement by vote cast in person at a meeting called for such purpose. A Sub-Advisory Agreement may be terminated with respect to a Fund by the Trust at any time without the payment of any penalty by the Board of Trustees of the Trust, by vote of the holders of a majority of the outstanding voting securities of the Fund, or by the Investment Adviser or Sub-Adviser on 60 days' written notice. A Sub-Advisory Agreement will also immediately terminate in the event of its assignment, as defined in the 1940 Act.

Each Sub-Advisory Agreement provides that the Sub-Adviser shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Investment Adviser, the Trust or the Fund in connection with the performance of its duties, except that the Sub-Adviser shall be liable to the Investment Adviser for a loss resulting from a breach of fiduciary duty with respect to the receipt of compensation for services or a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Sub-Adviser in the performance of its duties or from reckless disregard by it of its obligations or duties thereunder. From time to time, advertisements, supplemental sales literature and information furnished to present or prospective Variable Contract Owners may include descriptions of a Sub-Adviser including, but not limited to, (i) descriptions of a Sub-Adviser's operations; (ii) descriptions of certain personnel and their functions; and (iii) statistics and rankings relating to a Sub-Adviser's operations.

Portfolio Transactions

AmSouth and the Sub-Advisers determine, subject to the general supervision of the Board of Trustees and in accordance with each Fund's investment objective and restrictions, which securities are to be purchased and sold by a Fund, and which brokers or dealers are to be eligible to execute such Fund's portfolio transactions.

Purchases and sales of portfolio securities which are debt securities usually are principal transactions in which portfolio securities are normally purchased directly from the issuer or from an underwriter or market maker for the securities. Purchases from underwriters of portfolio securities generally include a commission or concession paid by the issuer to the underwriter, and purchases from dealers serving as market makers may include the spread between the bid and asked price. Transactions on stock exchanges involve the payment of negotiated brokerage commissions. Transactions in the over-the-counter market are generally principal transactions with dealers. With respect to the over-the-counter market, the Trust, where possible, will deal directly with dealers who make a market in the securities involved except in those circumstances where best execution is available elsewhere or through use of a broker.

Unless directed by the Board of Trustees, allocation of transactions, including their frequency, to various brokers and dealers is determined in good faith by AmSouth or a Sub-Adviser in its best judgment and in a manner deemed fair and reasonable to Shareholders. In selecting a broker or dealer, AmSouth or a Sub-Adviser evaluates a wide range of criteria, including the commission rate or dealer mark-up, execution capability, the broker's/dealer's positioning and distribution capabilities, back office efficiency, ability to handle difficult trades, financial stability, reputation, prior performance, and, in the case of brokerage commissions, research. The primary consideration is the broker's ability to provide "best execution," which is the best overall qualitative execution of the Fund's brokerage transactions, so that the total costs or proceeds to the Funds are the most favorable under the circumstances. Subject to this consideration, brokers and dealers who provide supplemental investment research to AmSouth or a Sub-Adviser may receive orders for transactions on behalf of the Trust. Research may include brokers' analyses of specific securities, performance and technical statistics, and information databases. It may also include maintenance research, which is the information that keeps AmSouth or a Sub-Adviser informed concerning overall economic, market, political and legal trends. Under some circumstances, AmSouth or a Sub-Adviser's evaluation of research and other broker selection criteria may result in one or a few brokers executing a substantial percentage of a Fund's trades. This might occur, for example, where a broker can provide best execution at a cost that is reasonable in relation to its services and the broker offers unique or superior research facilities, special knowledge or expertise in a Fund's relevant markets, or access to proprietary information about companies that are a majority of a Fund's investments.

Research information so received is in addition to and not in lieu of services required to be performed by AmSouth or a Sub-Adviser and does not reduce the fees payable to AmSouth or a Sub-Adviser by the Trust. Such information may be useful to AmSouth or a Sub-Adviser in serving both the Trust and other clients and, conversely, supplemental information obtained by the placement of business of other clients may be useful in carrying out its obligations to the Trust. While AmSouth or a Sub-Adviser generally seeks competitive commissions, the Trust may not necessarily pay the lowest commission available on each brokerage transaction for the reasons discussed above.

Investment decisions for each Fund are made independently from those for the other Funds or any other portfolio, investment company or account managed by AmSouth, Five Points, Rockhaven, or OakBrook. Any such other portfolio, investment company or account may also invest in the same securities as the Trust. When a purchase or sale of the same security is made at substantially the same time on behalf of a Fund and another Fund, portfolio, investment company or account, the transaction will be averaged as to price and available investments will be allocated as to amount in a manner which AmSouth or a Sub-Adviser believes to be equitable to the Fund(s) and such other portfolio, investment company or account. In some instances, this investment procedure may adversely affect the price paid or received by a Fund or the size of the position obtained by a Fund. To the extent permitted by law, AmSouth or a Sub-Adviser may aggregate the securities to be sold or purchased for a Fund with those to be sold or purchased for the other Funds or for other portfolio, investment companies or accounts in order to obtain best execution. In making investment recommendations for the Trust, AmSouth or a Sub-Adviser will not inquire or take into consideration whether an issuer of securities proposed for purchase or sale by the Trust is a customer of AmSouth, a Sub-Adviser or BISYS, their parents or their subsidiaries or affiliates and, in dealing with its customers, AmSouth, Rockhaven, OakBrook, their parents, subsidiaries, and affiliates will not inquire or take into consideration whether securities of such customers are held by the Trust.

For the fiscal years ended December 31, 1999, December 31, 2000, and December 31, 2001, the Equity Income Fund paid aggregate brokerage commissions equal to $58,139, $149,906, and $322,706, respectively. For the period from May 1, 1999 (commencement of operations) through December 31, 1999, and the fiscal years ended December 31, 2000, and December 31, 2001 the Select Equity Fund paid aggregate brokerage commissions equal to $2,738.56, $3,763, and $10,597, respectively. For the period from May 1, 2001, (commencement of operations) through December 31, 2001, the Capital Growth Fund paid aggregate brokerage commissions equal to $3,850.

Federal Banking Law

The Gramm-Leach-Bliley Act of 1999 repealed certain provisions of the Glass-Steagall Act that had previously restricted the ability of banks and their affiliates to engage in certain mutual fund activities. Nevertheless, AmSouth's activities remain subject to, and may be limited by, applicable federal banking law and regulations. AmSouth believes that it possesses the legal authority to perform the services for the Fund contemplated by the Prospectus, this SAI, and the Investment Advisory Agreement without violation of applicable statutes and regulations. If future changes in these laws and regulations were to limit the ability of AmSouth to perform these services, the Board of Trustees would review the Trust's relationship with AmSouth and consider taking all action necessary in the circumstances, which could include recommending to Shareholders the selection of another qualified advisor or, if that course of action appeared impractical, that the Funds be liquidated.

Administrator

BISYS Fund Services Ohio, Inc. ("BISYS Ohio" or "Administrator"), 3435 Stelzer Road, Columbus, Ohio 43219-3035, serves as general manager and administrator to the Trust pursuant to a Management and Administration Agreement dated March 1, 1999 (the "Administration Agreement"). Prior to that date, BISYS Fund Services ("BISYS") served as general manager and administrator to the Trust. The Administrator assists in supervising all operations of each Fund (other than those performed by AmSouth under the Investment Advisory Agreement, by Rockhaven and OakBrook under the Sub-Advisory Agreements, by BISYS Ohio as fund accountant and dividend disbursing agent, and by the Trust's custodians).

Under the Administration Agreement, the Administrator has agreed to maintain office facilities for the Trust; furnish statistical and research data, clerical and certain bookkeeping services and stationery and office supplies; prepare the periodic reports to the Securities and Exchange Commission on Form N-SAR or any replacement forms therefor; compile data for, prepare for execution by the Funds and file certain federal and state tax returns and required tax filings; prepare compliance filings pursuant to state laws with the advice of the Trust's counsel; keep and maintain the financial accounts and records of the Funds, including calculation of daily expense accruals; and generally assist in all aspects of the Trust's operations other than those performed by AmSouth under the Investment Advisory Agreement, by the Sub-Advisers under the Sub-Advisory Agreements, by the fund accountant and dividend disbursing agent, and by the Trust's custodians. Under the Administration Agreement, the Administrator may delegate all or any part of its responsibilities thereunder.

The Administrator receives a fee from each Fund for its services as Administrator and expenses assumed pursuant to the Administration Agreement, calculated daily and paid periodically, equal to the lesser of (a) a fee calculated at the annual rate of 0.20% of each Fund's average daily net assets, or (b) such other fee as may from time to time be agreed upon by the Trust and the Administrator. The Administrator may voluntarily reduce all or a portion of its fee with respect to any Fund in order to increase the net income of one or more of the Funds available for distribution as dividends. For the fiscal years ended December 31, 1999, December 31, 2000, and December 31, 2001, the Equity Income Fund incurred administration fees equal to $53,861, and $123,232, and $168,020, respectively, of which $10,608, $0, and $0, respectively, was waived or reimbursed by BISYS, or BISYS Ohio. For the period from May 3, 1999 (commencement of operations) through December 31, 1999, the Select Equity Fund incurred administration fees equal to $2,426, of which $2,426 was waived or reimbursed by BISYS Ohio. For the fiscal years ended December 31, 2000 and December 31, 2001, the Select Equity Fund incurred administrative fees equal to $6,963 and $21,018, of which $5,466 and $10,509 was waived or reimbursed by BISYS Ohio. For the period from May 1, 2001, (commencement of operations) through December 31, 2001, the Capital Growth Fund incurred administrative fees equal to $1,787 of which $1,787 was waived or reimbursed by BISYS Ohio.

The Administration Agreement is terminable with respect to a particular Fund upon mutual agreement of the parties to the Administration Agreement, upon notice given at least 60 days prior to the expiration of the Agreement's then-current term, and for cause (as defined in the Administration Agreement) by the party alleging cause, on no less than 60 days' written notice by the Board of Trustees or by the Administrator.

The Administration Agreement provides that the Administrator shall not be liable for any error of judgment or mistake of law or any loss suffered by the Trust in connection with the matters to which the Administration Agreement relates, except a loss resulting from willful misfeasance, bad faith, or gross negligence in the performance of its duties, or from the reckless disregard by the Administrator of its obligations and duties thereunder.

Expenses

AmSouth, each Sub-Adviser and the Administrator bears all expenses in connection with the performance of its services other than the cost of securities (including brokerage commissions) purchased for the Funds. The Funds will bear the following expenses relating to their operations: taxes, interest, fees of the Trustees of the Trust, Securities and Exchange Commission fees, outside auditing and legal expenses, advisory and administration fees, fees and out-of-pocket expenses of the custodian and fund accountant, certain insurance premiums, costs of maintenance of the Trust's existence, costs of Shareholders' reports and meetings, and any extraordinary expenses incurred in the Funds' operations. Any expense reimbursements will be estimated daily and reconciled and paid on a monthly basis. Fees imposed upon customer accounts for cash management services are not included within Trust expenses for purposes of any such expense limitation.

Distributor

BISYS serves as distributor to the Trust pursuant to the Distribution Agreement dated June 1, 1997 (the "Distribution Agreement"). As distributor, BISYS acts as agent for the Funds in the distribution of their Shares and, in such capacity, advertises and pays the cost of advertising, office space and personnel involved in such activities. BISYS serves as distributor without remuneration from the Funds. Unless otherwise terminated, the Distribution Agreement continues for successive one-year periods if approved at least annually (i) by the Board of Trustees or by the vote of a majority of the outstanding Shares of the Trust, and (ii) by the vote of a majority of the Trustees who are not parties to the Distribution Agreement or interested persons (as defined in the 1940 Act) of any party to the Distribution Agreement, cast in person at a meeting called for the purpose of voting on such approval. The Distribution Agreement may be terminated in the event of any assignment, as defined in the 1940 Act.

Custodian, Transfer Agent and Fund Accounting Services

AmSouth serves as custodian to the Trust with respect to each Fund pursuant to a Custody Agreement dated as of September 16, 1997. As custodian, its responsibilities include safeguarding and controlling the Funds' cash and securities, handling the receipt and delivery of securities, and collecting interest and dividends on the Funds' investments.

BISYS Ohio serves as transfer agent and dividend disbursing agent for the Funds pursuant to an agreement dated as of March 1, 1999. Under this agreement, BISYS Ohio performs the following services, among others: maintenance of Shareholder records for each of the Trust's Shareholders of record; processing Shareholder purchase and redemption orders; processing transfers and exchanges of Shares on the Shareholder files and records; processing dividend payments and reinvestments; and assistance in the mailing of Shareholder reports and proxy solicitation materials.

In addition, BISYS Ohio provides certain fund accounting services to the Trust pursuant to a Fund Accounting Agreement dated March 1, 1999. Under the Fund Accounting Agreement, BISYS Ohio maintains the accounting books and records for the Funds, including journals containing an itemized daily record of all purchases and sales of portfolio securities, all receipts and disbursements of cash and all other debits and credits, general and auxiliary ledgers reflecting all asset, liability, reserve, capital, income and expense accounts, including interest accrued and interest received, and other required separate ledger accounts; maintains a monthly trial balance of all ledger accounts; performs certain accounting services for the Funds, including calculation of the daily net asset value per Share, calculation of the dividend and capital gain distributions, if any, and of yield, reconciliation of cash movements with custodians, affirmation to custodians of portfolio trades and cash settlements, verification and reconciliation with custodians of daily trade activity; provides certain reports; obtains dealer quotations, prices from a pricing service or matrix prices on all portfolio securities in order to mark the portfolio to the market; and prepares an interim balance sheet, statement of income and expense, and statement of changes in net assets for the Funds.

BISYS Ohio receives an annual fee of $14 per Variable Contract Owner account, subject to certain per-Fund base fees, for its services as transfer agent and, for its services as fund accountant, BISYS Ohio receives a fee, computed daily and paid periodically, at an annual rate equal to the greater of 0.03% of each Fund's average daily net assets or $30,000.

Independent Auditors

The firm of Ernst & Young LLP, 1100 Huntington Center, 41 South High Street, Columbus, Ohio 43215, serves as independent auditors for the Funds. Its services comprise auditing the Funds' financial statements and advising the Funds as to certain accounting and tax matters.

Legal Counsel

Dechert, 1775 Eye Street, N.W., Washington, D.C. 20006, is counsel to the Trust and has passed upon the legality of the Shares offered hereby.

Code of Ethics

The Trust, AmSouth, each Sub-Adviser and BISYS each have adopted a code of ethics, as required by applicable law, which is designed to prevent affiliated persons of the Trust, AmSouth, a Sub-Adviser and BISYS from engaging in deceptive, manipulative, or fraudulent activities in connection with securities held or to be acquired by the Funds (which may also be held by persons subject to a code). There can be no assurance that the codes will be effective in preventing such activities.

ADDITIONAL INFORMATION

Description of Shares

The Trust is a Massachusetts business trust that was organized on July 20, 1994. The Trust's Declaration of Trust was filed with the Secretary of State of the Commonwealth of Massachusetts on the same date. The Declaration of Trust, as amended and restated, authorizes the Board of Trustees to issue an unlimited number of Shares, which are units of beneficial interest, without par value. The Trust currently has multiple series of Shares which represent interests in each series of the Trust. The Trust's Declaration of Trust authorizes the Board of Trustees to divide or redivide any unissued Shares of the Trust into one or more additional series or classes by setting or changing in any one or more respects their respective preferences, conversion or other rights, voting power, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption.

Shares have no subscription or preemptive rights and only such conversion or exchange rights as the Board of Trustees may grant in its discretion. When issued for payment as described in the Prospectuses and this SAI, the Trust's Shares will be fully paid and non-assessable by the Trust. In the event of a liquidation or dissolution of the Trust, Shareholders of a Fund are entitled to receive the assets available for distribution belonging to that Fund, and a proportionate distribution, based upon the relative asset values of the respective series, of any general assets not belonging to any particular series which are available for distribution.

Each Share represents an equal proportionate interest in the Fund with other Shares of the Fund, and is entitled to such dividends and distributions out of the income earned on the assets belonging to the Fund as are declared at the discretion of the Trustees. Shares are without par value. Shareholders are entitled to one vote for each dollar of value invested and a proportionate fractional vote for any fraction of a dollar invested. Shareholders will vote in the aggregate and not by portfolio except as otherwise expressly required by law.

An annual or special meeting of Shareholders to conduct necessary business is not required by the Trust's Declaration of Trust, the 1940 Act or other authority except, under certain circumstances, to elect Trustees, amend the Declaration of Trust, approve an investment advisory agreement and to satisfy certain other requirements. To the extent that such a meeting is not required, the Trust may elect not to have an annual or special meeting.

The Trust will call a special meeting of Shareholders for purposes of considering the removal of one or more Trustees upon written request therefor from Shareholders holding not less than 10% of the outstanding votes of the Trust. At such a meeting, a quorum of Shareholders (constituting a majority of votes attributable to all outstanding Shares of the Trust), by majority vote, has the power to remove one or more Trustees. In accordance with current laws, it is anticipated that an insurance company issuing a variable contract that participates in the Fund will request voting instructions from variable contract owners and will vote shares or other voting interests in the separate account in proportion of the voting instructions received.

Rule 18f-2 under the 1940 Act provides that any matter required to be submitted to the holders of the outstanding voting securities of an investment company such as the Trust shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding Shares of each Fund affected by the matter. For purposes of determining whether the approval of a majority of the outstanding Shares of a Fund will be required in connection with a matter, a Fund will be deemed to be affected by a matter unless it is clear that the interests of each Fund in the matter are identical, or that the matter does not affect any interest of the Fund. Under Rule 18f-2, the approval of an investment advisory agreement or any change in investment policy submitted to Shareholders would be effectively acted upon with respect to a series only if approved by a majority of the outstanding Shares of such Fund. However, Rule 18f-2 also provides that the ratification of independent public accountants, the approval of principal underwriting contracts, and the election of Trustees may be effectively acted upon by Shareholders of the Trust voting without regard to Fund.

Vote of a Majority of the Outstanding Shares

As used in the Funds' Prospectuses and the SAI, "vote of a majority of the outstanding Shares of the Trust or the Fund" means the affirmative vote, at an annual or special meeting of Shareholders duly called, of the lesser of (a) 67% or more of the votes of Shareholders of the Trust or the Fund present at such meeting at which the holders of more than 50% of the votes attributable to the Shareholders of record of the Trust or the Fund are represented in person or by proxy, or (b) the holders of more than 50% of the outstanding votes of Shareholders of the Trust or the Fund.

Principal Shareholders

As of April 10, 2002, Hartford Life Insurance Company Separate Account Two, 200 Hopmeadow Street, Simsbury, Connecticut 06070 owned 100% of the outstanding Shares of the Equity Income Fund and 100% of the Select Equity Fund and 86.16% of the outstanding shares of the Capital Growth Fund and thus may be deemed to be able to control the outcome of any matter submitted to a vote of the Shareholders of either of those Funds. AmSouth Investment Services, 250 Riverchase Parkway, Birmingham, AL 35244 owned 13.84% of the outstanding shares of the Capital Growth Fund.

Shareholder and Trustee Liability

Under Massachusetts law, holders of units of interest in a business trust may, under certain circumstances, be held personally liable as partners for the obligations of the trust. However, the Trust's Declaration of Trust provides that Shareholders shall not be subject to any personal liability for the obligations of the Trust. The Declaration of Trust provides for indemnification out of the trust property of any Shareholder held personally liable solely by reason of his or her being or having been a Shareholder. The Declaration of Trust also provides that the Trust shall, upon request, reimburse any Shareholder for all legal and other expenses reasonably incurred in the defense of any claim made against the Shareholder for any act or obligation of the Trust, and shall satisfy any judgment thereon. Thus, the risk of a Shareholder incurring financial loss on account of Shareholder liability is limited to circumstances in which the Trust itself would be unable to meet its obligations.

The Declaration of Trust states further that no Trustee, officer, or agent of the Trust shall be personally liable in connection with the administration or preservation of the assets of the Trust or the conduct of the Trust's business; nor shall any Trustee, officer, or agent be personally liable to any person for any action or failure to act except for his own bad faith, willful misfeasance, gross negligence, or reckless disregard of his duties. The Declaration of Trust also provides that all persons having any claim against the Trustees or the Trust shall look solely to the assets of the Trust for payment.

Additional Tax Information

The following discussion summarizes certain U.S. federal tax considerations incidental to an investment in a Fund. This discussion does not purport to be complete or to deal with all aspects of federal income taxation that may be relevant. This discussion is based upon present provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the regulations promulgated thereunder, and judicial and administrative ruling authorities, all of which are subject to change, which change may be retroactive. Prospective investors should consult their own tax advisors with regard to the federal, state, local and foreign tax aspects of an investment in a Fund.

Each Fund intends to qualify annually and to elect to be treated as a regulated investment company under Subchapter M of the Code. If a Fund so qualifies, it generally will not be subject to federal income taxes to the extent that it distributes on a timely basis its investment company taxable income and its net capital gains.

To qualify as a regulated investment company, each Fund generally must, among other things: (i) derive in each taxable year at least 90% of its gross income from dividends, interest, payments with respect to securities loans, and gains from the sale or other disposition of stock, securities or foreign currencies, or other income derived with respect to its business in such stock, securities or currencies; (ii) diversify its holdings so that, at the end of each quarter of the taxable year (a) at least 50% of the market value of the Fund's assets is represented by cash, U.S. Government securities, the securities of other regulated investment companies and other securities, with such other securities of any one issuer limited for the purposes of this calculation to an amount not greater than 5% of the value of the Fund's total assets and 10% of the outstanding voting securities of such issuer, and (b) not more than 25% of the value of its total assets is invested in the securities of any one issuer (other than U.S. Government securities or the securities of other regulated investment companies); and (iii) distribute at least 90% of its investment company taxable income (which includes, among other items, dividends, interest, and net short-term capital gains in excess of any net long-term capital losses) each taxable year.

As a regulated investment company, each Fund generally will not be subject to U.S. federal income tax on its investment company taxable income and net capital gains (any net long-term capital gains in excess of the sum of net short-term capital losses and capital loss carryovers from prior years), if any, that it distributes to Shareholders. Each Fund intends to distribute to its Shareholders, at least annually, substantially all of its investment company taxable income and any net capital gains. In addition, amounts not distributed by a Fund on a timely basis in accordance with a calendar year distribution requirement may be subject to a nondeductible 4% excise tax. To avoid the tax, each Fund may be required to distribute (or be deemed to have distributed) during each calendar year, (i) at least 98% of its ordinary income (not taking into account any capital gains or losses) for the calendar year, (ii) at least 98% of its capital gains in excess of its capital losses for the twelve month period ending on October 31 of the calendar year (adjusted for certain ordinary losses), and (iii) all ordinary income and capital gains for previous years that were not distributed during such years. The excise tax generally does not apply to any regulated investment company whose shareholders are solely either tax-exempt pension trusts or separate accounts of life insurance companies funding variable contracts. Although the Funds believe they are not subject to the excise tax, each Fund intends to make its distributions in accordance with the calendar year distribution requirement. A distribution will be treated as paid on December 31 of the calendar year if it is declared by a Fund during October, November, or December of that year to Shareholders of record on a date in such a month and paid by the Fund during January of the following calendar year. Such distributions will be taxable to Shareholders (such as the Separate Accounts) for the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are actually received.

Each Fund also intends to comply with the separate diversification requirements imposed by Section 817(h) of the Code and the regulations thereunder on certain insurance company separate accounts. These requirements, which are in addition to the diversification requirements imposed on a Fund by the 1940 Act and Subchapter M of the Code, place certain limitations on assets of each insurance company separate account used to fund variable contracts. Because Section 817(h) and those regulations treat the assets of a Fund as assets of the related separate account, these regulations are imposed on the assets of the Fund. Specifically, the regulations provide that, after a one year start-up period or except as permitted by the "safe harbor" described below, as of the end of each calendar quarter or within 30 days thereafter no more than 55% of the total assets of a Fund may be represented by any one investment, no more than 70% by any two investments, no more than 80% by any three investments and no more than 90% by any four investments. For this purpose, all securities of the same issuer are considered a single investment, and each U.S. Government agency and instrumentality is considered a separate issuer. Section 817(h) provides, as a safe harbor, that a separate account will be treated as being adequately diversified if the diversification requirements under Subchapter M are satisfied and no more than 55% of the value of the account's total assets is attributable to cash and cash items (including receivables), U.S. Government securities and securities of other regulated investment companies. Failure by a Fund to both qualify as a regulated investment company and satisfy the Section 817(h) requirements would generally cause the variable contracts to lose their favorable tax status and require a contract holder to include in ordinary income any income accrued under the contracts for the current and all prior taxable years. Under certain circumstances described in the applicable Treasury regulations, inadvertent failure to satisfy the applicable diversification requirements may be corrected, but such a correction would require a payment to the Internal Revenue Service based on the tax contract holders would have incurred if they were treated as receiving the income on the contract for the period during which the diversification requirements were not satisfied. Any such failure may also result in adverse tax consequences for the insurance company issuing the contracts. Failure by a Fund to qualify as a regulated investment company would also subject the Fund to federal and state income taxation on all of its taxable income and gain, whether or not distributed to shareholders.

The Treasury Department announced that it would issue future regulations or rulings addressing the circumstances in which a variable contract owner's control of the investments of the separate account may cause the contract owner, rather than the insurance company, to be treated as the owner of the assets held by the separate account. If the contract owner is considered the owner of the securities underlying the separate account, income and gains produced by those securities would be included currently in the contract owner's gross income. It is not known what standards will be set forth in the regulations or rulings.

In the event that rules or regulations are adopted, there can be no assurance that a given Fund will be able to operate as currently described, or that the Trust will not have to change a Fund's investment objective or investment policies. While a Fund's investment objective is fundamental and may be changed only by a vote of a majority of its outstanding Shares, the investment policies of a Fund may be modified as necessary to prevent any such prospective rules and regulations from causing Variable Contract Owners to be considered the owners of the Shares of a Fund.

If the Fund invests in shares of a passive foreign investment company, the Fund may be subject to U.S. federal income tax on a portion of an "excess distribution" from, or of the gain from the sale of part or all of the shares in, such company. In addition, an interest charge may be imposed with respect to deferred taxes arising from such distributions or gains. A Fund may, however, be able to elect alternative tax treatment for such investments that would avoid this unfavorable result.

Under the Code, gains or losses attributable to fluctuations in exchange rates which occur between the time a Fund accrues income or other receivables or accrues expenses or other liabilities denominated in a foreign currency and the time that Fund actually collects such receivables or pays such liabilities generally are treated as ordinary income or ordinary loss. Similarly, on disposition of debt securities denominated in a foreign currency and on disposition of certain futures contracts, forward contracts, and options, gains or losses attributable to fluctuations in the value of foreign currency between the date of acquisition of the security or contract and the date of disposition also are treated as ordinary gain or loss. These gains or losses, referred to under the Code as "Section 988" gains or losses, may increase or decrease the amount of a Fund's investment company taxable income to be distributed to its Shareholders as ordinary income.

<u>Distributions</u>

Distributions of any investment company taxable income (which includes among other items, dividends, interest, and any net realized short-term capital gains in excess of net realized long-term capital losses) are treated as ordinary income for tax purposes in the hands of a Shareholder (such as a Separate Account). Net capital gains (the excess of any net long-term capital gains over net short term capital losses) will, to the extent distributed, be treated as long-term capital gains in the hands of a Shareholder regardless of the length of time the Shareholder may have held the Shares.

<u>Hedging Transactions</u>

The diversification requirements applicable to each Fund's assets may limit the extent to which a Fund will be able to engage in transactions in options, futures contracts, or forward contracts.

<u>Other Taxes</u>

Distributions may also be subject to additional state, foreign and local taxes, depending on each Shareholder's situation. Shareholders (such as Separate Accounts) are advised to consult their own tax advisers with respect to the particular tax consequences to them of an investment in a Fund.

Performance Information

Each Fund may, from time to time, include its yield or total return in advertisements or reports to Shareholders or prospective investors. Performance information for the Funds will not be advertised or included in sales literature unless accompanied by comparable performance information for a separate account to which the Funds offer their Shares.

Yields of the Funds are computed by analyzing net investment income per Share for a recent 30-day period and dividing that amount by a Share's maximum offering price (reduced by any undeclared earned income expected to be paid shortly as a dividend) on the last trading day of that period. Net investment income will reflect amortization of any market value premium or discount of fixed income securities (except for obligations backed by mortgages or other assets) and may include recognition of a pro rata portion of the stated dividend rate of dividend paying portfolio securities. The yield of each Fund will vary from time to time depending upon market conditions, the composition of the Fund's portfolio and operating expenses of the Trust allocated to the Fund. Yield should also be considered relative to changes in the value of a Fund's Shares and to the relative risks associated with the investment objective and policies of each of the Funds.

At any time in the future, yields may be higher or lower than past yields and there can be no assurance that any historical results will continue.

Standardized quotations of average annual total return for Fund Shares will be expressed in terms of the average annual compounded rate of return for a hypothetical investment in Shares over periods of 1, 5 and 10 years or up to the life of the Fund), calculated pursuant to the following formula: $P(1 + T)n = ERV$ (where P = a hypothetical initial payment of $1,000, T = the average annual total return, n = the number of years, and ERV = the ending redeemable value of a hypothetical $1,000 payment made at the beginning of the period). All total return figures reflect the deduction of expenses (on an annual basis), and assume that all dividends and distributions on Shares are reinvested when paid. For the period from its commencement of operations (October 23, 1997) through December 31, 2001, and for the fiscal year ended on such date, average annual total return for the Equity Income Fund was 5.57% and -10.97%, respectively. For the period from its commencement of operations (May 3, 1999) through December 31, 2001, and for the fiscal year ended on such date, average annual total return for the Select Equity Fund was 1.34% and 8.26%, respectively. For the period from its commencement of operations (May 1, 2001) through December 31, 2001, the average annual total return for the Capital Growth Fund was -10.00%.

Performance information for the Funds may be compared in reports and promotional literature to the performance of other mutual funds with comparable investment objectives and policies through various mutual fund or market indices such as those prepared by Dow Jones & Co., Inc., S&P, Shearson Lehman Brothers, Inc., the Russell 2000 Index, the Consumer Price Index, and to data prepared by Lipper Analytical Services, Inc., a widely recognized independent service which monitors the performance of mutual funds, or Morningstar, Inc. Comparisons may also be made to indices or data published in Money Magazine, Forbes, Barron's, The Wall Street Journal, The Bond Buyer's Weekly 20-Bond Index, The Bond Buyer's Index, The Bond Buyer, The New York Times, Business Week, Pensions and Investments, and U.S.A. Today. In addition to performance information, general information about the Funds that appears in a publication such as those mentioned above may be included in advertisements and in reports to Variable Contract Owners.

Each Fund may also compute aggregate total return for specified periods. The aggregate total return is determined by dividing the net asset value of this account at the end of the specified period by the value of the initial investment and is expressed as a percentage. Calculation of aggregate total return assumes reinvestment of all income dividends and capital gain distributions during the period.

The Funds also may quote annual, average annual and annualized total return and aggregate total return performance data for various periods other than those noted above. Such data will be computed as described above, except that the rates of return calculated will not be average annual rates, but rather, actual annual, annualized or aggregate rates of return.

Quotations of yield or total return for the Funds will not take into account charges and deductions against a Separate Account to which the Funds' Shares are sold or charges and deductions against the Variable Contracts. The Funds' yield and total return should not be compared with mutual funds that sell their shares directly to the public since the figures provided do not reflect charges against the Separate Accounts or the Variable Contracts. Performance information for any Fund reflects only the performance of a hypothetical investment in the Fund during the particular time period in which the calculations are based. Performance information should be considered in light of the Funds' investment objectives and policies, characteristics and quality of the portfolios and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future.

Miscellaneous

Individual Trustees are elected by the Shareholders and, subject to removal by the vote of two-thirds of the Board of Trustees, serve for a term lasting until the next meeting of Shareholders at which Trustees are elected. Such meetings are not required to be held at any specific intervals. Individual Trustees may be removed by vote of the Shareholders voting not less than a majority of the Shares then outstanding, cast in person or by proxy at any meeting called for that purpose, or by a written declaration signed by Shareholders voting not less than two-thirds of the Shares then outstanding. In accordance with current laws, it is anticipated that an insurance company issuing a Variable Contract that participates in the Funds will request voting instructions from variable contract owners and will vote shares or other voting interests in the Separate Account in proportion of the voting instructions received.

The Trust is registered with the Securities and Exchange Commission as a management investment company. Such registration does not involve supervision by the Securities and Exchange Commission of the management or policies of the Trust.

The Prospectuses and this SAI omit certain of the information contained in the Registration Statement filed with the Securities and Exchange Commission. Copies of such information may be obtained from the Securities and Exchange Commission upon payment of the prescribed fee.

The Prospectuses and this SAI are not an offering of the securities herein described in any state in which such offering may not lawfully be made. No salesman, dealer, or other person is authorized to give any information or make any representation other than those contained in the Prospectuses and this SAI.

FINANCIAL STATEMENTS

Financial statements for the Trust with respect to the Select Equity Fund, Equity Income Fund and Capital Growth Fund as of December 31, 2001 for their fiscal years then ended, including notes thereto and the reports of Ernst & Young LLP thereon dated February 15, 2002, are incorporated by reference from the Trust's 2001 Annual Reports. For all periods prior to January 1, 2001, the financial information was audited by other independent auditors. A copy of the Reports delivered with this SAI should be retained for future reference.

APPENDIX

DESCRIPTION OF BOND RATINGS

Description of Moody's bond ratings:

Excerpts from Moody's description of its bond ratings are listed as follows: **Aaa** - judged to be the best quality and they carry the smallest degree of investment risk; **Aa** - judged to be of high quality by all standards - together with the Aaa group, they comprise what are generally known as high-grade bonds; **A** - possess many favorable investment attributes and are to be considered as "upper medium grade obligations"; **Baa** - considered to be medium grade obligations, i.e., they are neither highly protected nor poorly secured -interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time; **Ba** - judged to have speculative elements, their future cannot be considered as well assured; **B** - generally lack characteristics of the desirable investment; **Caa** - are of poor standing - such issues may be in default or there may be present elements of danger with respect to principal or interest; **Ca** - speculative in a high degree, often in default; **C** - lowest rated class of bonds, regarded as having extremely poor prospects.

Moody's also supplies numerical indicators 1, 2 and 3 to rating categories. The modifier 1 indicates that the security is in the higher end of its rating category; the modifier 2 indicates a mid-range ranking; and modifier 3 indicates a ranking toward the lower end of the category.

Description of S&P's bond ratings:

Excerpts from S&P's description of its bond ratings are listed as follows: **AAA** - highest grade obligations, in which capacity to pay interest and repay principal is extremely strong; **AA** - has a very strong capacity to pay interest and repay principal, and differs from AAA issues only in a small degree; **A** - has a strong capacity to pay interest and repay principal, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories; **BBB** - regarded as having an adequate capacity to pay interest and repay principal; whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories. This group is the lowest which qualifies for commercial bank investment. **BB**, **B, CCC, CC, C** - predominantly speculative with respect to capacity to pay interest and repay principal in accordance with terms of the obligations; BB indicates the highest grade and C the lowest within the speculative rating categories. **D** - interest or principal payments are in default.

S&P applies indicators "+," no character, and "-" to its rating categories. The indicators show relative standing within the major rating categories.

Description of Moody's commercial paper ratings:

Excerpts from Moody's commercial paper ratings are listed as follows: **Prime - 1** - issuers (or supporting institutions) have a superior ability for repayment of senior short-term promissory obligations; **Prime - 2** - issuers (or supporting institutions) have a strong ability for repayment of senior short-term promissory obligations; **Prime - 3** - issuers (or supporting institutions) have an acceptable ability for repayment of senior short-term promissory obligations; **Not Prime** - issuers do not fall within any of the Prime categories.

Description of S&P's ratings for corporate and municipal bonds:

Investment grade ratings: **AAA** - the highest rating assigned by S&P, capacity to pay interest and repay principal is extremely strong; **AA** - has a very strong capacity to pay interest and repay principal and differs from the highest rated issues only in a small degree; **A** - has strong capacity to pay interest and repay principal although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories; **BBB** - regarded as having an adequate capacity to pay interest and repay principal - whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories.

Speculative grade ratings: **BB, B, CCC, CC, C** - debt rated in these categories is regarded as having predominantly speculative characteristics with respect to capacity to pay interest and repay principal - while such debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions; **CI** - reserved for income bonds on which no interest is being paid; **D** -in default, and payment of interest and/or repayment of principal is in arrears. **Plus (+) or Minus (-)** - the ratings from "AA" to "CCC" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

Description of S&P's ratings for short-term corporate demand obligations and commercial paper:

An S&P commercial paper rating is a current assessment of the likelihood of timely repayment of debt having an original maturity of no more than 365 days. Excerpts from S&P's description of its commercial paper ratings are listed as follows: **A-1** - the degree of safety regarding timely payment is strong - those issues determined to possess extremely strong safety characteristics will be denoted with a plus (+) designation; **A-2** - capacity for timely payment is satisfactory - however, the relative degree of safety is not as high as for issues designated "A-1;" **A-3** - has adequate capacity for timely payment - however, is more vulnerable to the adverse effects of changes in circumstances than obligations carrying the higher designations; **B** - regarded as having only speculative capacity for timely payment; **C** - a doubtful capacity for payment; **D** - in payment default - the "D" rating category is used when interest payments or principal payments are not made on the date due, even if the applicable grace period has not expired, unless S&P believes that such payments will be made during such grace period.

Variable Insurance Funds

3435 Stelzer Road
Columbus, Ohio 43219-3035
1-888-451-8382

STATEMENT OF ADDITIONAL INFORMATION

May 1, 2002

This Statement of Additional Information ("SAI") describes four investment portfolios (each a "Fund" and collectively the "Funds") of Variable Insurance Funds (the "Trust"). The Funds are:

- AmSouth Large Cap Fund;
- AmSouth Mid Cap Fund;
- AmSouth Enhanced Market Fund; and
- AmSouth International Equity Fund.

The Trust offers an indefinite number of transferable units ("Shares") of each Fund. Shares of the Funds may be sold to segregated asset accounts ("Separate Accounts") of insurance companies to serve as the investment medium for variable life insurance policies and variable annuity contracts ("Variable Contracts") issued by the insurance companies. Shares of the Funds also may be sold to qualified pension and retirement plans, certain insurance companies, and the investment adviser and sub-adviser (if applicable) of the Funds. The Separate Accounts invest in Shares of the Funds in accordance with allocation instructions received from owners of the Variable Contracts ("Variable Contract Owners").

This SAI is not a Prospectus and is authorized for distribution only when preceded or accompanied by the Prospectus of the Funds, dated May 1, 2002 as supplemented from time to time. This SAI contains more detailed information than that set forth in the Prospectus and should be read in conjunction with the Prospectus. This SAI incorporates the Funds' financial statements and related notes and auditors reports from the Funds' annual reports for the fiscal year ended December 31, 2001, and is incorporated by reference in its entirety into the Prospectus. Copies of the Prospectus may be obtained by writing the Trust at 3435 Stelzer Road, Columbus, Ohio 43219-3035, or by telephoning the toll free number set forth above.

TABLE OF CONTENTS

The Trust is an open-end management investment company which currently offers multiple separate portfolios. This SAI contains information about the AmSouth Large Cap Fund ("Large Cap Fund"), which is advised by AmSouth Investment Management Company, LLC ("AmSouth") with Five Points Capital Advisors ("Five Points") serving as sub-adviser, the AmSouth Mid Cap Fund ("Mid Cap Fund"), which is advised by AmSouth, with Bennett Lawrence Management, LLC ("Bennett Lawrence") serving as sub-adviser, the AmSouth Enhanced Market Fund ("Enhanced Market Fund"), which is advised by AmSouth, with OakBrook Investments, LLC ("OakBrook") serving as sub-adviser, and the AmSouth International Equity Fund ("International Equity Fund"), which is advised by AmSouth, with Lazard Asset Management ("Lazard") serving as sub-adviser. Hereinafter, Five Points, Bennett Lawrence, OakBrook and Lazard are collectively referred to as the Sub-Advisers. The Large Cap Fund, Mid Cap Fund, and Enhanced Market Fund are diversified series, while the International Fund is not.

Much of the information contained in this SAI expands upon subjects discussed in the Prospectus of the Funds described above. Capitalized terms not defined herein are defined in the Prospectus. No investment in a Fund should be made without first reading the Fund's Prospectus.

INVESTMENT OBJECTIVES AND POLICIES

The following information supplements the investment objectives and policies of the Funds as set forth in the Prospectus.

<u>Bank Obligations.</u> The Funds may invest in bank obligations consisting of bankers' acceptances, certificates of deposit, and time deposits.

Bankers' acceptances are negotiable drafts or bills of exchange typically drawn by an importer or exporter to pay for specific merchandise, which are "accepted" by a bank, meaning, in effect, that the bank unconditionally agrees to pay the face value of the instrument on maturity.

Certificates of deposit are negotiable certificates issued against funds deposited in a commercial bank or a savings and loan association for a definite period of time and earning a specified return.

Fixed time deposits are obligations of foreign branches of United States banks or foreign banks which are payable on a stated maturity date and bear a fixed rate of interest. Although fixed time deposits do not have a market, there are no contractual restrictions on the right to transfer a beneficial interest in the deposit to a third party.

Each Fund may invest a portion of its assets in the obligations of foreign banks and foreign branches of domestic banks. Such obligations include Eurodollar Certificates of Deposit ("ECDs") which are U.S. dollar-denominated certificates of deposit issued by offices of foreign and domestic banks located outside the United States; Eurodollar Time Deposits ("ETDs") which are U.S. dollar-denominated deposits in a foreign branch of a U.S. bank or a foreign bank; Canadian Time Deposits ("CTDs") which are essentially the same as ETDs except they are issued by Canadian offices of major Canadian banks; Schedule Bs, which are obligations issued by Canadian branches of foreign or domestic banks; Yankee Certificates of Deposit ("Yankee CDs") which are U.S. dollar-denominated certificates of deposit issued by a U.S. branch of a foreign bank and held in the United States; and Yankee Bankers' Acceptances ("Yankee BAs") which are U.S. dollar-denominated bankers' acceptances issued by a U.S. branch of a foreign bank and held in the United States.

Although the Funds may invest in obligations of foreign banks or foreign branches of U.S. banks only when the investment adviser deems the instrument to present minimal credit risk, such investments nevertheless entail risks that are different from those of investments in domestic obligations of U.S. banks. These additional risks include future political and economic developments, the possible imposition of withholding taxes on interest income, possible seizure or nationalization of foreign deposits, the possible establishment of exchange controls, or the adoption of other foreign governmental restrictions which might adversely affect the payment of principal and interest on such obligations. In addition, foreign branches of U.S. banks and U.S. branches of foreign banks may be subject to less stringent reserve requirements and to different accounting, auditing, reporting and record keeping standards than those applicable to domestic branches of U.S. banks.

Commercial Paper. Commercial paper consists of unsecured promissory notes issued by corporations. Except as noted below with respect to variable amount master demand notes, issues of commercial paper normally have maturities of less than nine months and fixed rates of return.

The Funds may invest in short-term promissory notes (including variable amount master demand notes) issued by corporations and other entities, such as municipalities, rated at the time of purchase within the two highest categories assigned by two nationally recognized statistical rating organizations ("NRSROs") (e.g., A-2 or better by Standard & Poor's Ratings Service ("S&P"), Prime-2 or better by Moody's Investors Service, Inc. ("Moody's") or F-2 or better by Fitch Investors Service ("Fitch")) or, if not rated, determined to be of comparable quality to instruments that are so rated.

Commercial paper may include variable and floating rate instruments. Commercial paper issues include securities issued by corporations without registration under the Securities Act of 1933, as amended (the "1933 Act"), in reliance on the exemption in Section 3(a)(3), and commercial paper issued in reliance on the so-called "private placement" exemption in Section 4(2) ("Section 4(2) Paper"). Section 4(2) Paper is restricted as to disposition under the federal securities laws in that any resale must similarly be made in an exempt transaction. Section 4(2) Paper is normally resold to other institutional investors through or with the assistance of investment dealers which make a market in Section 4(2) Paper, thus providing liquidity. For purposes of each Fund's limitation on purchases of illiquid instruments, Section 4(2) Paper will not be considered illiquid if the investment adviser has determined, in accordance with guidelines approved by the Board of Trustees, that an adequate trading market exists for such securities.

Variable and Floating Rate Demand Notes. The Funds may, from time to time, buy variable or floating rate demand notes issued by corporations, bank holding companies and financial institutions and similar taxable and tax-exempt instruments issued by government agencies and instrumentalities. These securities will typically have a maturity over one year but carry with them the right of the holder to put the securities to a remarketing agent or other entity at designated time intervals and on specified notice. The obligation of the issuer of the put to repurchase the securities may be backed by a letter of credit or other obligation issued by a financial institution. The purchase price is ordinarily par plus accrued and unpaid interest. Generally, the remarketing agent will adjust the interest rate every seven days (or at other specified intervals) in order to maintain the interest rate at the prevailing rate for securities with a seven day or other designated maturity.

<u>Short-Term Obligations.</u> The Funds may invest in high quality short-term obligations (with maturities of 12 months or less) such as domestic and foreign commercial paper (including variable amount master demand notes), bankers' acceptances, certificates of deposit, demand and time deposits of domestic and foreign branches of U.S. banks and foreign banks, and repurchase agreements, in order to acquire interest income combined with liquidity. Pending investment or to meet anticipated redemption requests, a Fund may invest without limitation in short-term obligations. For temporary defensive purposes, these investments may constitute 100% of the Fund's portfolio and, in such circumstances, will constitute a temporary suspension of its attempts to achieve its investment objective.

<u>Corporate Debt Securities.</u> The Funds may invest in U.S. dollar-denominated debt obligations issued or guaranteed by U.S. corporations or U.S. commercial banks, U.S. dollar-denominated obligations of foreign issuers and debt obligations of foreign issuers denominated in foreign currencies. Such debt obligations include, among others, bonds, notes, debentures and variable rate demand notes. In choosing corporate debt securities on behalf of a Fund, AmSouth, Bennett Lawrence, OakBrook, Five Points, and Lazard may consider (i) general economic and financial conditions; (ii) the specific issuer's (a) business and management, (b) cash flow, (c) earnings coverage of interest and dividends, (d) ability to operate under adverse economic conditions, (e) fair market value of assets, and (f) in the case of foreign issuers, unique political, economic or social conditions applicable to such issuer's country; and, (iii) other considerations deemed appropriate.

As with other fixed-income securities, Medium-Grade Securities are subject to credit risk and market risk. Market risk relates to changes in a security's value as a result of changes in interest rates. Credit risk relates to the ability of the issuer to make payments of principal and interest.

Medium-Grade Securities are generally subject to greater credit risk than comparable higher-rated securities because issuers are more vulnerable to economic downturns, higher interest rates or adverse issuer-specific developments. In addition, the prices of Medium-Grade Securities are generally subject to greater market risk and therefore react more sharply to changes in interest rates. The value and liquidity of Medium-Grade Securities may be diminished by adverse publicity and investor perceptions.

Because certain Medium-Grade Securities are traded only in markets where the number of potential purchasers and sellers, if any, is limited, the ability of the Fund to sell such securities at their fair market value either to meet redemption requests or to respond to changes in the financial markets may be limited.

Particular types of Medium-Grade Securities may present special concerns. The prices of payment-in-kind or zero-coupon securities may react more strongly to changes in interest rates than the prices of other Medium-Grade Securities. Some Medium-Grade Securities in which a Fund may invest may be subject to redemption or call provisions that may limit increases in market value that might otherwise result from lower interest rates while increasing the risk that a Fund may be required to reinvest redemption or call proceeds during a period of relatively low interest rates.

The credit ratings issued by NRSROs are subject to various limitations. For example, while such ratings evaluate credit risk, they ordinarily do not evaluate the market risk of Medium-Grade Securities. In certain circumstances, the ratings may not reflect in a timely fashion adverse developments affecting an issuer.

After purchase, a security may cease to be rated or its rating may be reduced below the minimum required for purchase by a Fund. Neither event will require a sale of such security. However, Five Points, Bennett Lawrence, OakBrook, and Lazard will consider such event in its determination of whether a Fund should continue to hold the security. A security which has had its rating downgraded or revoked may be subject to greater risk to principal and income, and often involve greater volatility of price, than securities in the higher rating categories. Such securities are also subject to greater credit risks (including, without limitation, the possibility of default by or bankruptcy of the issuers of such securities) than securities in higher rating categories.

These securities are considered speculative and involve greater risk of loss than investment grade debt securities. Other terms commonly used to describe such securities include "lower rated bonds," "noninvestment grade bonds" and "junk bonds."

Foreign Investments. The Funds may invest in foreign securities, and the International Equity Fund will focus its investments in such securities. Investment in foreign securities is subject to special investment risks that differ in some respects from those related to investments in securities of U.S. domestic issuers. Such risks include political, social or economic instability in the country of the issuer, the difficulty of predicting international trade patterns, expropriation, and nationalization of assets. Such securities may be subject to greater fluctuations in price than securities issued by U.S. corporations or issued or guaranteed by the U.S. Government, its agencies or instrumentalities. In addition, there may be less publicly available information about a foreign company than about a U.S. domiciled company. Foreign companies generally are not subject to uniform accounting, auditing and financial reporting standards comparable to those applicable to U.S. domestic companies. In addition, diplomatic developments could also affect the value of a Fund's investments. Moreover, individual foreign economies may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position.

Additionally, the Funds may invest in countries with emerging economies. Political and economic structures in many of these countries may be undergoing significant evolution and rapid development, and these countries may lack the social, political and economic stability characteristics of more developed countries. Some of these countries may have in the past failed to recognize private property rights and have at time nationalized or expropriated the assets of private companies. As a result, the risks described above, including the risks of nationalization or expropriation of assets, may be heightened. In addition, unanticipated political or social developments may affect the value of investments in issues located in these countries. There may be little financial or accounting information available with respect to issuers located in certain emerging market countries, and it may be difficult as a result to assess the value or prospects of an investment in such issuers.

In many instances, foreign debt securities may provide higher yields than securities of domestic issuers which have similar maturities and quality. Under certain market conditions these investments may be less liquid than the securities of U.S. corporations and are certainly less liquid than securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities. Finally, in the event of a default of any such foreign debt obligations, it may be more difficult to obtain or to enforce a judgment against the issuers of such securities.

If a security is denominated in foreign currency, the value of the security to a Fund will be affected by changes in currency exchange rates and in exchange control regulations. Such changes also may affect the income and distributions to Shareholders of a Fund. A change in the value of any foreign currency against the U.S. dollar will result in a corresponding change in the U.S. dollar value of securities denominated in that currency. Currency risks generally increase in lesser developed markets. Exchange rate movements can be large and can endure for extended periods of time, affecting either favorably or unfavorably the value of a Fund's assets. The value of the assets of a Fund as measured in U.S. dollars may be affected favorably or unfavorably by changes in foreign currency exchange rates and exchange control regulations.

For many foreign securities, U.S. dollar denominated American Depositary Receipts ("ADRs"), which are traded in the United States on exchanges or over-the-counter, are issued by domestic banks and trust companies. ADRs represent the right to receive securities of foreign issuers deposited in a domestic bank or a correspondent bank. ADRs do not eliminate all the risk inherent in investing in the securities of foreign issuers' stock. However, by investing in ADRs rather than directly in foreign issuers' stock, a Fund can avoid currency risks during the settlement period for either purchase or sales.

In general, there is a large, liquid market in the United States for many ADRs. The information available for ADRs is subject to the accounting, auditing and financial reporting standards of the domestic market or exchange on which they are traded, which standards are more uniform and more exacting than those to which many foreign issuers may be subject. Certain ADRs, typically those denominated as unsponsored, require the holders thereof to bear most of the costs of such facilities, while issuers of sponsored facilities normally pay more of the costs thereof. The depository of an unsponsored facility frequently is under no obligation to distribute shareholder communications received from the issuer of the deposited securities or to pass through the voting rights to facility holders with respect to the deposited securities, whereas the depository of a sponsored facility typically distributes shareholder communications and passes through the voting rights. The Funds may invest in both sponsored and unsponsored ADRs.

Securities of Foreign Governments and Supranational Organizations. The Funds may invest in U.S. dollar - denominated debt securities issued by foreign governments, their political subdivisions, governmental authorities, agencies and instrumentalities and supranational organizations. A supranational organization is an entity designated or supported by the national government of one or more countries to promote economic reconstruction or development. Examples of supranational organizations include, among others, the International Bank for Reconstruction and Development (World Bank), the European Economic Community, the European Coal and Steel Community, the European Investment Bank, the Inter- American Development Bank, the Asian Development Bank, and the African Development Bank. The Funds may also invest in "quasi-government securities" which are debt obligations issued by entities owned by either a national, state or equivalent government or are obligations of such a government jurisdiction which are not backed by its full faith and credit and general taxing powers.

Investing in foreign government and quasi-government securities involves considerations and possible risks not typically associated with investing in obligations issued by the U.S. Government. The values of foreign investments are affected by changes in governmental administration or economic or monetary policy (in the U.S. or other countries) or changed circumstances in dealings between countries. In addition, investments in foreign countries could be affected by other factors not present in the United States, as discussed above in "Foreign Investments."

Funding Agreements. The Funds may purchase funding agreements, under which a Fund invests an amount of cash with an insurance company and the insurance company credits such investment on a monthly basis with guaranteed interest which is based on an index. These agreements provide that the guaranteed interest will not be less than a certain minimum rate. These agreements also provide for adjustment of the interest rate monthly and are considered variable rate instruments.

U.S. Government Obligations. The Funds may invest in obligations issued or guaranteed by the U.S. Government, its agencies and instrumentalities, including bills, notes and bonds issued by the U.S. Treasury, as well as "stripped" U.S. Treasury obligations such as Treasury Receipts issued by the U.S. Treasury representing either future interest or principal payments. Stripped securities are issued at a discount to their "face value," and may exhibit greater price volatility than ordinary debt securities because of the manner in which their principal and interest are returned to investors. The stripped Treasury obligations in which a Fund may invest do not include Certificates of Accrual on Treasury Securities ("CATS") or Treasury Income Growth Receipts ("TIGRs").

Obligations of certain agencies and instrumentalities of the U.S. Government, such as the Government National Mortgage Association ("GNMA"), are supported by the full faith and credit of the U.S. Treasury; others, such as those of the Fannie Mae ("FNMA"), are supported by the right of the issuer to borrow from the Treasury; others, such as those of the Student Loan Marketing Association ("SLMA"), are supported by the discretionary authority of the U.S.

6

Government to purchase the agency's obligations; still others, such as those of the Federal Farm Credit Bureau or the Federal Home Loan Mortgage Corporation ("FHLMC"), are supported only by the credit of the instrumentality. No assurance can be given that the U.S. Government would provide financial support to U.S. Government-sponsored agencies or instrumentalities if it is not obligated to do so by law.

The Funds may also invest in "zero coupon" U.S. Government securities. These securities tend to be more volatile than other types of U.S. Government securities. Zero coupon securities are debt instruments that do not pay current interest and are typically sold at prices greatly discounted from par value. The return on a zero coupon obligation, when held to maturity, equals the difference between the par value and the original purchase price.

Options. The Funds may purchase put and call options on securities and securities indices and may write (sell) covered put and call options.

A call option gives the purchaser the right to buy, and a writer has the obligation to sell, the underlying security at the stated exercise price at any time prior to the expiration of the option, regardless of the market price or exchange rate of the security, as the case may be. The premium paid to the writer is consideration for undertaking the obligations under the option contract. A put option gives the purchaser the right to sell the underlying security at the stated exercise price at any time prior to the expiration date of the option, regardless of the market price or exchange rate of the security, as the case may be. A call option is covered if a Fund owns the underlying security covered by the call or has an absolute and immediate right to acquire that security without additional cash consideration (or for additional cash consideration if the underlying security is held in a segregated account by its custodian) upon conversion or exchange of other securities held in its portfolio. A put option is covered if a Fund maintains cash, or other liquid assets with a value equal to the exercise price in a segregated account with its custodian. Put and call options will be valued at the last sale price, or in the absence of such a price, at the mean between bid and asked price.

When a portfolio security or currency subject to a call option is sold, a Fund will effect a "closing purchase transaction"--the purchase of a call option on the same security or currency with the same exercise price and expiration date as the call option which a Fund previously has written. If a Fund is unable to effect a closing purchase transaction, it will not be able to sell the underlying security or currency until the option expires or the Fund delivers the underlying security or currency upon exercise. In addition, upon the exercise of a call option by the holder thereof, a Fund will forego the potential benefit represented by market appreciation over the exercise price.

When a Fund writes an option, an amount equal to the net premium (the premium less the commission) received by the Fund is included in the liability section of its statement of assets and liabilities as a deferred credit. The amount of the deferred credit will be subsequently marked-to-market to reflect the current value of the option written. The current value of the traded option is the last sale price or, in the absence of a sale, the average of the closing bid and asked prices. If an option expires on the stipulated expiration date, or if the Fund enters into a closing purchase transaction, it will realize a gain (or a loss if the cost of a closing purchase transaction exceeds the net premium received when the option is sold) and the deferred credit related to such option will be eliminated. If an option is exercised, a Fund may deliver the underlying security in the open market. In either event, the proceeds of the sale will be increased by the net premium originally received and the Fund will realize a gain or loss.

Covered call options must be listed on a national securities exchange and issued by the Options Clearing Corporation. The purpose of writing covered call options is to generate additional premium income for a Fund. This premium income will serve to enhance a Fund's total return and will reduce the effect of any price decline of the security involved in the option. Covered call options will generally be written on securities which are not expected to make any major price moves in the near future but which, over the long term, are deemed to be attractive investments for a Fund.

Once the decision to write a call option has been made, AmSouth and a sub-adviser, in determining whether a particular call option should be written on a particular security, will consider the reasonableness of the anticipated premium and the likelihood that a liquid secondary market will exist for those options. Closing transactions will be effected in order to realize a profit on an outstanding call option, to prevent an underlying security from being called, or to permit a sale of the underlying security. Furthermore, effecting a closing transaction will permit a Fund to write another call option on the underlying security with either a different exercise price or expiration date or both. If a Fund desires to sell a particular security from its portfolio on which it has written a call option, it will seek to effect a closing transaction prior to, or concurrently with, the sale of the security. There is, of course, no assurance that a Fund will be able to effect such closing transactions at a favorable price. If a Fund cannot enter into such a transaction, it may be required to hold a security that it might otherwise have sold, in which case it would continue to be at market risk on the security. This could result in higher transaction costs. The Funds will pay transaction costs in connection with the writing of options to close out previously written options. Such transaction costs are normally higher than those applicable to purchases and sales of portfolio securities.

Exercise prices of options may be below, equal to, or above the current market values of the underlying securities at the time the options are written. From time to time, a Fund may purchase an underlying security for delivery in accordance with an exercise notice of a call option assigned to it, rather than delivering such security from its portfolio. In such cases, additional costs will be incurred. A Fund will realize a profit or loss from a closing purchase transaction if the cost of the transaction is less or more than the premium received from the writing of the option. Because increases in the market price of a call option will generally reflect increases in the market price of the underlying security, any loss resulting from the repurchase of a call option is likely to be offset in whole or in part by appreciation of the underlying security owned by a Fund.

Where a Fund may purchase put options, that Fund is purchasing the right to sell a specified security (or securities) within a specified period of time at a specified exercise price. Puts may be acquired to facilitate the liquidity of the portfolio assets. Puts may also be used to facilitate the reinvestment of assets at a rate of return more favorable than that of the underlying security. A

Fund may sell, transfer, or assign a put only in conjunction with the sale, transfer, or assignment of the underlying security or securities. The amount payable to a Fund upon its exercise of a "put" is normally (i) the Fund's acquisition cost of the securities subject to the put (excluding any accrued interest which the Fund paid on the acquisition), less any amortized market premium or plus any accreted market or original issue discount during the period the Fund owned the securities, plus (ii) all interest accrued on the securities since the last interest payment date during that period. A Fund generally will acquire puts only where the puts are available without the payment of any direct or indirect consideration. However, if necessary or advisable, a Fund may pay for puts either separately in cash or by paying higher price for portfolio securities which are acquired subject to the puts (thus reducing the yield to maturity otherwise available for the same securities).

Index options (or options on securities indices) are similar in many respects to options on securities, except that an index option gives the holder the right to receive, upon exercise, cash instead of securities, if the closing level of the securities index upon which the option is based is greater than, in the case of a call, or less than, in the case of a put, the exercise price of the option.

Because index options are settled in cash, a call writer cannot determine the amount of its settlement obligations in advance and, unlike call writing on specific securities, cannot provide in advance for, or cover, its potential settlement obligations by acquiring and holding the underlying securities. A Fund will segregate assets or otherwise cover index options that would require it to pay cash upon exercise.

A principal reason for writing put and call options is to attempt to realize, through the receipt of premiums, a greater current return than would be realized on the underlying securities alone. In return for the premium received for a call option, a Fund foregoes the opportunity for profit from a price increase in the underlying security above the exercise price so long as the option remains open, but retains the risk of loss should the price of the security decline. In return for the premium received for a put option, a Fund assumes the risk that the price of the underlying security will decline below the exercise price, in which case the put would be exercised and the Fund would suffer a loss. A Fund may purchase put options in an effort to protect the value of a security it owns against a possible decline in market value.

Forward Commitments, When-Issued and Delayed-Delivery Securities. The Funds may purchase securities on a "when-issued" or "delayed-delivery" basis (i.e., for delivery beyond the normal settlement date at a stated price and yield). In addition, a Fund may purchase and sell securities on a "forward commitment" basis. The Funds will engage in when-issued and delayed-delivery transactions only for the purpose of acquiring portfolio securities consistent with its investment objective and policies, not for investment leverage. When-issued securities involve a risk that the yield obtained in the transaction will be less than that available in the market when delivery takes place. The Funds will not pay for such securities or start earning interest on them until they are received.

When a Fund agrees to purchase securities on a "when-issued" or "delayed-delivery" basis, its custodian will set aside cash or liquid securities equal to the amount of the commitment in a separate account. Normally, the custodian will set aside securities to satisfy the purchase commitment, and in such a case, a Fund may be required subsequently to place additional assets in the separate account in order to assure that the value of the account remains equal to the amount of its commitment. It may be expected that a Fund investing in securities on a when-issued or delayed delivery basis, net assets will fluctuate to a greater degree when it sets aside securities to cover such purchase commitments than when it sets aside cash. In addition, because a Fund will set aside cash or liquid securities to satisfy its purchase commitments in the manner described above, its liquidity and the ability of its investment adviser to manage it might be affected in the event its commitments to purchase "when-issued" or "delayed-delivery" securities ever exceeded 25% of the value of its assets. Under normal market conditions, however, a Fund's commitment to purchase "when-issued" or "delayed-delivery" securities will not exceed 25% of the value of the Fund's total assets.

When a Fund engages in "when-issued" or "delayed-delivery" transactions, it relies on the seller to consummate the trade. Failure of the seller to do so may result in a Fund incurring a loss or missing the opportunity to obtain a price or yield considered to be advantageous.

<u>Mortgage-Related and Asset-Backed Securities.</u> Investments in these and other derivative securities will not be made for purposes of leverage or speculation, but rather primarily for conventional investment or hedging purposes, liquidity, flexibility and to capitalize on market inefficiencies. A Fund may, consistent with its investment objective and policies, invest in mortgage-related securities issued or guaranteed by the U.S. Government, its agencies and instrumentalities. In addition, each Fund may invest in mortgage-related securities issued by nongovernmental entities, provided, however, that to the extent that a Fund purchases mortgage-related securities from such issuers which may, solely for purposes of the 1940 Act, be deemed to be investment companies, the Fund's investment in such securities will be subject to the limitations on its investment in investment company securities.

Mortgage-related securities in which a Fund may invest represent pools of mortgage loans assembled for sale to investors by various governmental agencies such as GNMA and government-related organizations such as FNMA and FHLMC, as well as by nongovernmental issuers such as commercial banks, savings and loan institutions, mortgage bankers and private mortgage insurance companies. Although certain mortgage-related securities are guaranteed by a third party or otherwise similarly secured, the market value of the security, which may fluctuate, is not so secured. If a Fund purchases a mortgage-related security at a premium, that portion may be lost if there is a decline in the market value of the security whether resulting from changes in interest rates or prepayments in the underlying mortgage collateral. As with other interest-bearing securities, the prices of such securities are inversely affected by changes in interest rates. However, though the value of a mortgage-related security may decline when interest rates rise, the converse is not necessarily true, since in periods of declining interest rates the mortgages underlying the securities are prone to prepayment, thereby shortening the average life of the security and shortening the period of time over which income at the higher rate is received. When interest rates are rising, though, the rate of prepayment tends to decrease, thereby lengthening the period of time over which income at the lower rate is received. For these and other reasons, a mortgage-related security's average maturity may be shortened or lengthened as a result of interest rate fluctuations and, therefore, it is not possible to predict accurately the security's return. In addition, regular payments received in respect of mortgage-related securities include both interest and principal. No assurance can be given as to the return a Fund will receive when these amounts are reinvested.

There are a number of important differences among the agencies and instrumentalities of the U.S. Government that issue mortgage related securities and among the securities that they issue. Mortgage-related securities issued by GNMA include GNMA Mortgage Pass-Through Certificates (also known as "Ginnie Maes") which are guaranteed as to the timely payment of principal and interest by GNMA and such guarantee is backed by the full faith and credit of the United States. GNMA is a wholly-owned U.S. Government corporation within the Department of Housing and Urban Development. GNMA certificates also are supported by the authority of GNMA to borrow funds from the U.S. Treasury to make payments under its guarantee. Mortgage-related securities issued by FNMA include FNMA Guaranteed Mortgage Pass-Through Certificates (also known as "Fannie Maes") which are solely the obligations of FNMA and are not backed by or entitled to the full faith and credit of the United States. FNMA is a government-sponsored organization owned entirely by private stockholders. Fannie Maes are guaranteed as to the timely payment of the principal and interest by FNMA. Mortgage-related securities issued by FHLMC include FHLMC Mortgage Participation Certificates (also known as "Freddie Macs" or "Pcs"). FHLMC is a corporate instrumentality of the United States, created pursuant to an Act of Congress, which is owned entirely by Federal Home Loan Banks. Freddie Macs are not guaranteed by the United States or by any Federal Home Loan Banks and do not constitute a debt or obligation of the United States or of any Federal Home Loan Bank. Freddie Macs entitle the holder to the timely payment of interest, which is guaranteed by FHLMC. FHLMC guarantees either ultimate collection or the timely payment of all principal payments on the underlying mortgage loans. When FHLMC does not guarantee timely payment of principal, FHLMC may remit the amount due on account of its guarantee of ultimate payment of principal at any time after default on an underlying mortgage, but in no event later than one year after it becomes payable.

The Funds may invest in Collateralized Mortgage Obligations ("CMOs"). CMOs may include stripped mortgage securities. Such securities are derivative multi-class mortgage securities issued by agencies or instrumentalities of the U.S. Government, or by private originators of, or investors in, mortgage loans, including savings and loan associations, mortgage banks, commercial banks, investment banks and special purpose subsidiaries of the foregoing. Stripped mortgage securities are usually structured with two classes that receive different proportions of the interest and principal distributions on a pool of mortgage assets. A common type of stripped mortgage security will have one class receiving all of the interest from the mortgage assets (the interest-only or "IO" class), while the other class will receive all of the principal (the principal-only or "PO" class). The yield to maturity on an IO class is extremely sensitive to the rate of principal payments (including prepayments) on the related underlying mortgage assets, and a rapid rate of principal payments may have a material adverse effect on the securities' yield to maturity. Generally, the market value of the PO class is unusually volatile in response to changes in interest rates. If the underlying mortgage assets experience greater than anticipated prepayments of principal, a Fund may fail to fully recoup its initial investment in these securities even if the security is rated in the highest rating category.

Like mortgages underlying mortgage-backed securities, automobile sales contracts or credit card receivables underlying asset-backed securities are subject to prepayment, which may reduce the overall return to certificate holders. Nevertheless, principal prepayment rates tend not to vary much with interest rates, and the short-term nature of the underlying car loans or other receivables tends to dampen the impact of any change in the prepayment level. Certificate holders may also experience delays in prepayment on the certificates if the full amounts due on underlying sales contracts or receivables are not realized because of unanticipated legal or administrative costs of enforcing the contracts or because of depreciation or damage to the collateral (usually automobiles) securing certain contracts, or other factors. In certain market conditions, asset-backed securities may experience volatile fluctuations in value and periods of illiquidity. If consistent with its investment objective and policies, a Fund may invest in other asset-backed securities that may be developed in the future.

<u>Illiquid and Restricted Securities.</u> "Section 4(2) securities" are securities which are issued in reliance on the "private placement" exemption from registration which is afforded by Section 4(2) of the 1933 Act. The Funds will not purchase Section 4(2) securities which have not been determined to be liquid in excess of 15% of its net assets. Section 4(2) securities are restricted as to disposition under the federal securities laws, and generally are sold to institutional investors such as the Funds which agree that they are purchasing the securities for investment and not with a view to public distribution. Any resale must also generally be made in an exempt transaction. Section 4(2) securities are normally resold to other institutional investors through or with the assistance of the issuer or investment dealers who make a market in such Section 4(2) securities, thus providing liquidity. Rule 144A, a rule promulgated under Section 4(2) of the 1933 Act, provides a safe-harbor exemption from the registration requirements of the 1933 Act for resales to "qualified institutional buyers" as defined in Rule 144A. With the exception of registered broker-dealers, a qualified institutional buyer must generally own and invest on a discretionary basis at least $100 million in securities.

AmSouth or a sub-adviser may deem Section 4(2) securities liquid if it believes that, based on the trading markets for such security, such security can be disposed of within seven days in the ordinary course of business at approximately the amount at which a Fund has valued the security. In making such determination, the following factors, among others, may be deemed relevant: (i) the credit quality of the issuer; (ii) the frequency of trades and quotes for the security; (iii) the number of dealers willing to purchase or sell the security and the number of other potential purchasers; (iv) dealer undertakings to make a market in the security; and (v) the nature of the security and the nature of market-place trades.

Treatment of Section 4(2) securities as liquid could have the effect of decreasing the level of a Fund's liquidity to the extent that qualified institutional buyers become, for a time, uninterested in purchasing these securities.

Investment Companies.   The Funds may invest in securities issued by other investment companies, including, but not limited to, money market investment companies, within the limits prescribed by the 1940 Act.   As a shareholder of another investment company, a Fund would bear, along with other shareholders, its pro rata portion of the expenses of such other investment company, including advisory fees.   These expenses would be in addition to the advisory and other expenses that a Fund bears directly in connection with its own operations, and may represent a duplication of fees to Shareholders of a Fund.

Lending of Portfolio Securities.   The Funds from time to time, may lend portfolio securities to broker-dealers, banks or institutional borrowers of securities.   The Funds must receive 100% collateral, in the form of cash or U.S. Government securities, or other collateral.   This collateral must be valued daily, and should the market value of the loaned securities increase, the borrower must furnish additional collateral to the lender.   During the time portfolio securities are on loan, the borrower pays the lender any dividends or interest paid on such securities.   Loans are subject to termination by the lender or the borrower at any time.   While a Fund does not have the right to vote securities on loan, each intends to terminate the loan and regain the right to vote if that is considered important with respect to the investment.   In the event the borrower defaults on its obligation to a Fund, it could experience delays in recovering its securities and possible capital losses.   The Funds will only enter into loan arrangements with broker-dealers, banks or other institutions determined to be creditworthy under guidelines established by the Board of Trustees.

Convertible Securities.   The Funds may invest in convertible securities.   Convertible securities are fixed income securities that may be exchanged or converted into a predetermined number of the issuer's underlying common stock at the option of the holder during a specified time period. Convertible securities may take the form of convertible preferred stock, convertible bonds or debentures, units consisting of "usable" bonds and warrants or a combination of the features of several of these securities.   The Funds will invest in convertible securities that are rated "BBB" by S&P and "Baa" by Moody's, or higher, at the time of investment, or if unrated, are of comparable quality.

Convertible bonds and convertible preferred stocks are fixed income securities that generally retain the investment characteristics of fixed income securities until they have been converted but also react to movements in the underlying equity securities.   The holder is entitled to receive the fixed income of a bond or the dividend preference of a preferred stock until the holder elects to exercise the conversion privilege.   Usable bonds are corporate bonds that can be used in whole or in part, customarily at full face value, in lieu of cash to purchase the issuer's common stock.

When owned as part of a unit along with warrants, which are options to buy the common stock, they function as convertible bonds, except that the warrants generally will expire before the bond's maturity.   Convertible securities are senior to equity securities, and, therefore, have a claim to assets of the corporation prior to the holders of common stock in the case of liquidation. However, convertible securities are generally subordinated to similar non-convertible securities of the same company.   The interest income and dividends from convertible bonds and preferred stocks provide a stream of income with generally higher yields than common stocks, but lower than non-convertible securities of similar quality.

A Fund will exchange or convert the convertible securities held in its portfolio into shares of the underlying common stock in instances in which, in the opinion of AmSouth or a sub-adviser, the investment characteristics of the underlying common shares will assist the Fund in achieving its investment objective. Otherwise, a Fund will hold or trade the convertible securities. In selecting convertible securities for the Funds, AmSouth or a sub-adviser evaluate the investment characteristics of the convertible security as a fixed income instrument, and the investment potential of the underlying equity security for capital appreciation. In evaluating these matters with respect to a particular convertible security, AmSouth or a sub-adviser may consider numerous factors, including the economic and political outlook, the value of the security relative to other investment alternatives, trends in the determinants of the issuer's profits, and the issuer's management capability and practices.

As with all fixed income securities, the market values of convertible securities tend to increase when interest rates decline and, conversely, tend to decline when interest rates increase.

Warrants. The Funds may purchase warrants and similar rights, which are privileges issued by corporations enabling the owners to subscribe to and purchase a specified number of shares of the corporation at a specified price during a specified period of time. The purchase of warrants involves the risk that a Fund could lose the purchase value of a warrant if the right to subscribe to additional shares is not exercised prior to the warrant's expiration. Also, the purchase of warrants involves the risk that the effective price paid for the warrant added to the subscription price of the related security may exceed the value of the subscribed security's market price such as when there is no movement in the level of the underlying security.

Repurchase Agreements. Securities held by the Funds may be subject to repurchase agreements. Under the terms of a repurchase agreement, a Fund would acquire securities from member banks of the Federal Deposit Insurance Corporation and registered broker-dealers that AmSouth or a sub-adviser deem creditworthy under guidelines approved by the Board of Trustees, subject to the seller's agreement to repurchase such securities at a mutually agreed-upon date and price, which includes interest negotiated on the basis of current short-term rates. The seller under a repurchase agreement will be required to maintain at all times the value of collateral held pursuant to the agreement at not less than the repurchase price (including accrued interest). If the seller were to default on its repurchase obligation or become insolvent, the Fund would suffer a loss to the extent that the proceeds from a sale of the underlying portfolio securities were less than the repurchase price under the agreement. Securities subject to repurchase agreements will be held by the Fund's custodian or another qualified custodian, as appropriate, or in the Federal Reserve/Treasury book-entry system.

Reverse Repurchase Agreements. The Funds may also enter into reverse repurchase agreements in accordance with applicable investment restrictions. Pursuant to such reverse repurchase agreements, a Fund would sell certain of its securities to financial institutions such as banks and broker-dealers, and agree to repurchase them at a mutually agreed upon date and price. At the time a Fund enters into a reverse repurchase agreement, it will segregate assets such as U.S. Government securities or other liquid securities consistent with its investment restrictions having a value equal to the repurchase price (including accrued interest), and will subsequently continually monitor the account to ensure that such equivalent value is maintained at all times. Reverse repurchase agreements involve the risk that the market value of securities to be purchased by a Fund may decline below the price at which it is obligated to repurchase the securities, or that the other party may default on its obligation, so that a Fund is delayed or prevented from completing the transaction.

Futures Contracts and Options Thereon. The Funds may enter into contracts for the future delivery of securities and futures contracts based on a specific security, class of securities, interest rate, index, and may purchase or sell options on any such futures contracts and engage in related closing transactions. A futures contract on a securities index is an agreement obligating either party to pay, and entitling the other party to receive, while the contract is outstanding, cash payments based on the level of a specified securities index. Each Fund may engage in such futures transactions in an effort to hedge against market risks and to manage its cash position, but not for leveraging purposes. This investment technique is designed primarily to hedge against anticipated future changes in market conditions which otherwise might adversely affect the value of securities which these Funds hold or intend to purchase. For example, when interest rates are expected to rise or market values of portfolio securities are expected to fall, a Fund can seek through the sale of futures contracts to offset a decline in the value of its portfolio securities. When interest rates are expected to fall or market values are expected to rise, a Fund, through the purchase of such contracts, can attempt to secure better rates or prices than might later be available in the market when it effects anticipated purchases.

The acquisition of put and call options on futures contracts will, respectively, give a Fund the right (but not the obligation), for a specified price, to sell or to purchase the underlying futures contract, upon exercise of the option, at any time during the option period.

The value of a Fund's contracts may equal or exceed 100% of its total assets, although it will not purchase or sell a futures contract unless immediately following such sale or purchase the aggregate amount of margin deposits on its existing futures positions plus the amount of premiums paid for related futures options entered into for other than bona fide hedging purposes is 5% or less of the its net assets. Futures transactions will be limited to the extent necessary to maintain the qualification of these Funds as a regulated investment companies.

The Funds also may purchase and sell put and call options on futures contracts. An option on a futures contract gives the purchaser the right, but not the obligation, in return for the premium paid, to assume (in the case of a call) or sell (in the case of a put) a position in a specified underlying futures contract (which position may be a long or short position) a specified exercise price at any time during the option exercise period. Sellers of options on futures contracts, like buyers and sellers of futures contracts, make an initial margin deposit and are subject to calls for variation margin.

Futures transactions involve brokerage costs and require a Fund to segregate liquid assets, such as cash, U.S. Government securities or other liquid securities to cover its obligation under such contracts. There is a possibility that a Fund may lose the expected benefit of futures transactions if interest rates or securities prices move in an unanticipated manner. Such unanticipated changes may also result in poorer overall performance than if a Fund had not entered into any futures transactions. In addition, the value of futures positions may not prove to be perfectly or even highly correlated with the value of its portfolio securities, limiting the Fund's ability to hedge effectively against interest rate and/or market risk and giving rise to additional risks. There is no assurance of liquidity in the secondary market for purposes of closing out futures positions.

Regulatory Restrictions. As required by the Securities and Exchange Commission, when purchasing or selling a futures contract or writing a put or call option, a Fund will segregate cash or liquid securities equal to the value of such contracts.

To the extent required to comply with Commodity Futures Trading Commission Regulation 4.5 and thereby avoid being classified as a "commodity pool operator," a Fund will not enter into a futures contract or purchase an option thereon if immediately thereafter the initial margin deposits for futures contracts held by the Fund plus premiums paid by it for open options on futures would exceed 5% of such Fund's total assets. A Fund will not engage in transactions in financial futures contracts or options thereon for speculation, but only to attempt to hedge against changes in market conditions affecting the values of securities which a Fund holds or intends to purchase. When futures contracts or options thereon are purchased to protect against a price increase on securities intended to be purchased later, it is anticipated that at least 25% of such intended purchases will be completed. When other futures contracts or options thereon are purchased, the underlying value of such contracts will at all times not exceed the sum of: (1) accrued profit on such contracts held by the broker; (2) cash or high quality money market instruments set aside in an identifiable manner; and (3) cash proceeds from investments due in 30 days.

INVESTMENT RESTRICTIONS

The following investment restrictions may be changed with respect to a particular Fund only by a vote of a majority of the outstanding Shares of that Fund (as defined under "ADDITIONAL INFORMATION -- Vote of a Majority of the Outstanding Shares" in this SAI).

The Funds will not:

     1.   Purchase any securities which would cause more than 25% of the value of the Fund's total assets at the time of purchase to be invested in securities of one or more issuers conducting their principal business activities in the same industry, provided that: (a) there is no limitation with respect to obligations issued or guaranteed by the U.S. Government or its agencies or instrumentalities and repurchase agreements secured by obligations of the U.S. Government or its agencies or instrumentalities; (b) wholly owned finance companies will be considered to be in the industries of their parents if their activities are primarily related to financing the activities of their parents; and (c) utilities will be divided according to their services. For example, gas, gas transmission, electric and gas, electric and telephone will each be considered a separate industry;

2. Borrow money or issue senior securities, except as permitted under the Investment Company Act of 1940, as amended, and as interpreted, modified or otherwise permitted by regulatory authority having jurisdiction from time to time;

3. Make loans, except as permitted under the Investment Company Act of 1940, as amended, and as interpreted, modified or otherwise permitted by regulatory authority having jurisdiction from time to time;

4. Underwrite securities issued by other persons, except to the extent that a Fund may be deemed to be an underwriter under certain securities laws in the disposition of "restricted securities";

5. Purchase or sell commodities or commodities contracts, except to the extent disclosed in the current Prospectus and/or SAI of the Fund; and

6. Purchase or sell real estate (although investments in marketable securities of companies engaged in such activities and securities secured by real estate or interests therein are not prohibited by this restriction).

The following additional investment restriction is not a fundamental policy and therefore may be changed without the vote of a majority of the outstanding Shares of a Fund. Except as provided in the fundamental policies described above, the Funds may not:

1. Purchase or otherwise acquire any securities if, as a result, more than 15% of a Fund's net assets would be invested in securities that are illiquid.

If any percentage restriction described above is satisfied at the time of purchase, a later increase or decrease in such percentage resulting from a change in net asset value will not constitute a violation of such restriction. However, should a change in net asset value or other external events cause a Fund's investments in illiquid securities to exceed the limitation set forth in such Fund's Prospectus, that Fund will act to cause the aggregate amount of illiquid securities to come within such limit as soon as reasonably practicable. In such an event, however, that Fund would not be required to liquidate any portfolio securities where the Fund would suffer a loss on the sale of such securities.

Portfolio Turnover

Changes may be made in a Fund's portfolio consistent with the investment objective and policies of the Fund whenever such changes are believed to be in the best interests of the Fund and its Shareholders, and each Fund will be managed without regard to its portfolio turnover rate. The portfolio turnover rate for the Funds may vary greatly from year to year as well as within a particular year, and may be affected by cash requirements for redemptions of Shares. High portfolio turnover rates will generally result in higher transaction costs to a Fund, including brokerage commissions.

The portfolio turnover rate for each Fund is calculated by dividing the lesser of a Fund's purchases or sales of portfolio securities for the year by the monthly average value of the securities. The Securities and Exchange Commission requires that the calculation exclude all securities whose remaining maturities at the time of acquisition are one year or less.

NET ASSET VALUE

The net asset value of each Fund is determined and the Shares of each Fund are priced on each Business Day of the Trust (other than a day on which there are insufficient changes in the value of a Fund's portfolio securities to materially affect the Fund's net asset value or a day on which no Shares of the Fund are tendered for redemption and no order to purchase any Shares is received). A "Business Day" is a day on which the New York Stock Exchange, Inc. ("NYSE") is open for trading. Currently, the NYSE is closed on the following holidays: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving, and Christmas.

Valuation of the Funds

Portfolio securities, the principal market for which is a securities exchange, generally will be valued at the closing sales price on that exchange on the day of computation, or, if there have been no sales during such day, at the latest bid quotation. Portfolio securities, the principal market for which is not a securities exchange, generally will be valued at their latest bid quotation in such principal market. If no such bid price is readily available, then such securities will be valued in good faith at their respective fair market values using methods determined by or under the supervision of the Board of Trustees. Foreign securities generally are valued based on quotations from the primary market in which they are traded and are translated from the local currency into U.S. dollars using current exchange rates. The value of foreign securities may be affected significantly on a day that the NYSE is closed and an investor is not able to purchase or redeem shares. Shares of investment companies are valued on the basis of their net asset values, subject to any applicable sales charge. Portfolio securities with a remaining maturity of 60 days or less will be valued either at amortized cost or original cost plus accrued interest, which approximates current value.

All other assets and securities, including securities for which market quotations are not readily available, will be valued at their fair market value as determined in good faith under the general supervision of the Board of Trustees. If a significant market event impacting the value of a portfolio security occurs subsequent to the close of trading in the security, but prior to the calculation of a Fund's net asset value per share, market quotations for that security may not be readily available. If the impact of such a significant market event materially affects the net asset value per share of a Fund, an affected portfolio security will be valued at fair market value as determined in good faith under the general supervision of the Board of Trustees.

ADDITIONAL PURCHASE AND REDEMPTION INFORMATION

The Shares of the Funds are sold on a continuous basis by the Fund's distributor, and the distributor has agreed to use appropriate efforts to solicit all purchase orders. The public offering price of Shares of the Funds is their net asset value per Share.

The Trust may suspend the right of redemption or postpone the date of payment for Shares during any period when (a) trading on the NYSE is restricted by applicable rules and regulations of the Securities and Exchange Commission, (b) the NYSE is closed for other than customary weekend and holiday closings, (c) the Securities and Exchange Commission has by order permitted such suspension, or (d) an emergency exists as a result of which (i) disposal by the Trust of securities owned by it is not reasonably practical or (ii) it is not reasonably practical for the Trust to determine the fair market value of its net assets.

Shares may be redeemed without charge on any day that net asset value is calculated. All redemption orders are effected at the net asset value per Share next determined after receipt by the distributor (or other agent of a Fund) of a redemption request. Payment for Shares redeemed normally will be made within seven days.

The Trust intends to pay cash for all Shares redeemed, but under conditions which make payment in cash unwise, such as large-scale redemptions or market illiquidity, payment may be made wholly or partly in portfolio securities at their then market value equal to the redemption price. In such cases, a Shareholder may incur brokerage costs in converting such securities to cash.

Variable Contract Owners do not deal directly with the Funds to purchase, redeem, or exchange Shares, and Variable Contract Owners should refer to the prospectus for the applicable Separate Account for information on the allocation of premiums and on transfers of accumulated value among sub-accounts of the pertinent Separate Account that invests in the Funds.

Each Fund reserves the right to discontinue offering Shares at any time. In the event that a Fund ceases offering its Shares, any investments allocated to the Fund will, subject to any necessary regulatory approvals, be invested in another portfolio of the Trust deemed appropriate by the Trustees.

MANAGEMENT OF THE TRUST

Management Information

The names of the Trustees, their addresses, ages, positions, principal occupation(s) during the past five years, number of portfolios in the fund complex overseen, and other directorships held by each Trustee and executive officer who is an "interested person" (as defined in the 1940 Act) and each non-interested Trustee are set forth below:

Trustees

Name, Address, and Age	Position(s) Held with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Trusteeships Held by Trustee
Non-Interested Trustees					
James H. Woodward University of North Carolina at Charlotte 9201 University City Blvd. Charlotte, NC 28223 Birthdate: 11/24/1939	Trustee	Indefinite 4/97 to present	Chancellor, University of North Carolina at Charlotte— 7/89 to present	25	J.A. Jones, Inc.
Michael Van Buskirk 3435 Stelzer Road Columbus, Oh 43219 Birthdate: 02/22/1947	Trustee	Indefinite 4/97 to present	Chief Executive Officer, Ohio Bankers Assoc. (industry trade association)— 5/91 to present	25	Coventry Corporation
Interested Trustees					
Walter B. Grimm[1] 3435 Stelzer Road Columbus, Oh 43219 Birthdate: 06/30/1945	Trustee	Indefinite 4/97 to present	Employee of BISYS Fund Services—6/92 to present	25	1st Source Monogram Funds American Performance Brenton Mutual Funds Counter Bond Fund Kensington Funds Performance Funds Trust The Shelby Funds United American Cash Reserves UST of Boston

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[1]   Mr. Grimm may be deemed to be an "interested person," as defined by the Investment Company Act of 1940, because of his employment with BISYS Fund Services.

Executive Officers

Name, Address, and Age	Position(s) Held with Trust	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years
Walter B. Grimm 3435 Stelzer Road Columbus, Oh 43219 Age: 56	President and Chairman of the Board	Indefinite 4/97 to present	Employee of BISYS Fund Services (6/92 to present)
Gregory Maddox Columbia Square Suite 500 1230 Columbia St San Diego, CA 92101 Age: 34	Vice President and Assistant Secretary	Indefinite 4/97 to present	Employee of BISYS Fund Services (4/91 to present).
Charles L. Booth 3435 Stelzer Road, Columbus, OH 43219 Age: 42	Vice President and Assistant Secretary	Indefinite 4/99 to present	Employee of BISYS Fund Services (4/91 to present).
Jeffrey Cusick 3435 Stelzer Road, Columbus, OH 43219 Age: 42	Vice President	Indefinite 11/01 to present	Employee of BISYS Fund Services (7/95 to present).
Alaina Metz 3435 Stelzer Road, Columbus, OH 43219 Age: 35	Secretary	Indefinite 4/97 to present	Employee of BISYS Fund Services (6/95 to present).
Steven Pierce 3435 Stelzer Road, Columbus, OH 43219 Age: 36	Treasurer	Indefinite 8/01 to present	Employee of BISYS Fund Services (4/99 to present); Manager of Investment Operations, CNA Insurance (10/96 to 4/99).
Nimish Bhatt 3435 Stelzer Road, Columbus, OH 43219 Age: 38	Principal Financial and Accounting Officer and Comptroller	Indefinite 11/98 to present	Employee of BISYS Fund Services (7/96 to present).

Board of Trustees

Overall responsibility for management of the Trust rests with its Board of Trustees, who are elected by the Shareholders of the Trust. The Trustees elect the officers of the Trust to supervise actively its day-to-day operations.

Valuation Committee

The Board of Trustees has a Valuation Committee whose function is to monitor the valuation of portfolio securities and other investments and, as required by the Trust's valuation policies, when the Board is not in session it shall determine the fair value of portfolio holdings after consideration of all relevant factors, which determinations shall be reported to the full Board. The Valuation Committee currently consists of Messrs. Van Buskirk, Grimm, Pierce, and Ms. Metz. The Valuation Committee held no meetings during the last year.

Listed below for each Trustee is a dollar range of securities beneficially owned in the Funds together with the aggregate dollar range of equity securities in all registered investment companies overseen by each Trustee that are in the same family of investment companies as the Trust, as of December 31, 2001.

Name of Trustee	Dollar Range of Equity Securities in the Trust	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies
James H. Woodward	none	none
Michael Van Buskirk	none	none
Walter B. Grimm	none	none

As of January 1, 2002, the Trustees and officers of the Trust, as a group, owned Variable Contracts that entitled them to give voting instructions with respect to less than one percent of the Shares of any portfolio of the Trust.

No non-interested Trustee (or an immediate family member thereof) had any direct or indirect interest, the value of which exceeds $60,000, in the Advisor, the principal underwriter of the Trust, or any entity controlling, controlled by or under common control with the Advisor or the principal underwriter of the Trust (no including registered investment companies). Set forth in the table below is information regarding each non-interested Trustee's (and his immediate family members') share ownership in securities of the Advisor, the principal underwriter of the Trust, and any entity controlling, controlled by or under common control with the Advisor or principal underwriter of the Trust (not including registered investment companies).

Name of Trustee	Name of Owners and Relationships to Trustee	Company	Title of Class	Value of Securities	Percent of Class
James H. Woodward	none	none	none	none	none
Michael Van Buskirk	none	none	none	none	none

No non-interested Trustee or immediate family member has during the two most recently completed calendar years had: (i) any material interest, direct or indirect, in any transaction or series of similar transactions, in which the amount involved exceeds $60,000; (ii) any securities interest in the principal underwriter of the Trust or the Advisor or their affiliates (other than the Trust); or (iii) any direct or indirect relationship of any nature, in which the amount involved exceeds $60,000, with:

- the Funds;

- an officer of the Funds;

- an investment company, or person that would be an investment company but for the exclusions provided by sections 3(c)(1) and 3(c)(7) of the 1940 Act, having the same investment adviser or principal underwriter as the Funds or having an investment adviser or principal underwriter that directly or indirectly controls, is controlled by, or is under common control with the Advisor or principal underwriter of the Funds;

- an officer of an investment company, or a person that would be an investment company but for the exclusions provided by sections 3(c)(1) and 3(c)(7) of the 1940 Act, having the same investment adviser or principal underwriter as the Funds or having an investment adviser or principal underwriter that directly or indirectly controls, is controlled by, or is under common control with the Advisor or principal underwriter of the Funds;

- the Advisor or principal underwriter of the Funds,

- an officer of the Advisor or principal underwriter of the Funds;

- a person directly or indirectly controlling, controlled by, or under common control with the Advisor or principal underwriter of the Funds; or

- an officer of a person directly or indirectly controlling, controlled by, or under common control with the Advisor or principal underwriter of the Funds.

Trustee Compensation

The Trust pays each Trustee who is not an employee of BISYS or its affiliates a retainer fee at the rate of $500 per calendar quarter, reasonable out-of-pocket expenses, $750 for each regular meeting of the Board of Trustees attended in person, and $250 for each regular meeting of the

Board of Trustees attended by telephone. The Trust also pays each such Trustee $750 for each special meeting of the Board of Trustees attended in person, and $250 for each special meeting of the Board of Trustees attended by telephone. For the fiscal year ended December 31, 2001, the Trust paid the following compensation to the Trustees of the Trust:

Name of Person, Position	Aggregate Compensation From Fund	Pension or Retirement Benefits Accrued as Part of Funds Expenses*	Estimated Annual Benefits Upon Retirement	Total Compensation From Fund and Fund Complex** Paid to Directors
James H. Woodward, Trustee	$4,000	None	None	$4,000
Michael Van Buskirk, Trustee	$4,000	None	None	$4,000
Walter B. Grimm, Trustee	$0	None	None	$ 0

*   The Trust does not accrue pension or retirement benefits as part of Fund expenses, and Trustees of the Trust are not entitled to benefits upon retirement from the Board of Trustees.

**   The Fund Complex consisted of the Trust, The BB&T Funds, AmSouth Funds, HSBC Mutual Funds Trust, HSBC Funds Trust, and the Fifth Third Funds.

The officers of the Trust receive no compensation directly from the Trust for performing the duties of their offices. BISYS Fund Services Ohio, Inc. receives fees from the Trust for providing certain administration, fund accounting and transfer agency services.

Investment Adviser

Subject to the general supervision of the Trust's Board of Trustees and in accordance with the Fund's investment objective and restrictions, investment advisory services are provided to each Fund by AmSouth Investment Management Company, LLC ("AmSouth"), 1901 Sixth Avenue North, Birmingham, AL 35203, pursuant to an Investment Advisory Agreement dated September 16, 1997 (the "Investment Advisory Agreement"). AmSouth is the principal bank affiliate of AmSouth Bancorporation, one of the largest banking institutions headquartered in the mid-south region.

Under the Investment Advisory Agreement, AmSouth has agreed to provide, either directly or through one or more sub-advisers, investment advisory services for each of the Funds as described in the Prospectus and this SAI. For the services provided and expenses assumed pursuant to the Investment Advisory Agreement, each of the Funds is obligated to pay AmSouth a fee, computed daily and paid monthly, at the following annual rates, calculated as a percentage of the average daily net assets of such Fund: 0.70% for the AmSouth Large Cap Fund and

0.90% for the AmSouth Mid Cap Fund, 0.45% for the AmSouth Enhanced Market Fund, and 1.00% for the AmSouth International Equity Fund. For the period from December 29, 2000 (commencement of operations) through December 31, 2000, and for the fiscal year ended December 31, 2001, the Large Cap Fund incurred investment advisory fees equal to $287 and $37,213, respectively, of which $205 and $27,476, respectively, were waived or reimbursed by AmSouth. For the period from December 29, 2000 (commencement of operations) through December 31, 2000, and for the fiscal year ended December 31, 2001, the Mid Cap Fund incurred investment advisory fees equal to $369 and $39,138, respectively, of which $246 and $32,285, respectively, were waived or reimbursed by AmSouth. For the period from December 29, 2000 (commencement of operations) through December 31, 2000, and for the fiscal year ended December 31, 2001, the Enhanced Market Fund incurred investment advisory fees equal to $184 and $22,161, respectively, of which $123 and $22,161, respectively, were waived or reimbursed by AmSouth. For the period from December 29, 2000 (commencement of operations) through December 31, 2000, and for the fiscal year ended December 31, 2001, the International Equity Fund incurred investment advisory fees equal to $820 and $85,261, respectively, of which $280 and $78,266, respectively, were waived or reimbursed by AmSouth.

Unless sooner terminated, the Investment Advisory Agreement continues in effect as to a particular Fund for an initial term of up to two years, and thereafter for successive one-year periods if such continuance is approved at least annually by the Board of Trustees or by vote of a majority of the outstanding Shares of such Fund and a majority of the Trustees who are not parties to the Investment Advisory Agreement or interested persons (as defined in the 1940 Act) of any party to the Investment Advisory Agreement by votes cast in person at a meeting called for such purpose. The Investment Advisory Agreement is terminable as to a particular Fund at any time on 60 days' written notice without penalty by the Trustees, by vote of a majority of the outstanding Shares of that Fund, or by AmSouth. The Investment Advisory Agreement also terminates automatically in the event of any assignment, as defined in the 1940 Act.

The Investment Advisory Agreement provides that AmSouth shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust in connection with the performance of its duties, except a loss resulting from a breach of fiduciary duty with respect to the receipt of compensation for services or a loss resulting from willful misfeasance, bad faith, or gross negligence on the part of AmSouth or any sub-advisers in the performance of their duties, or from reckless disregard of their duties and obligations thereunder.

From time to time, advertisements, supplemental sales literature, and information furnished to present or prospective Shareholders of the Funds may include descriptions of AmSouth including, but not limited to, (i) descriptions of AmSouth's operations; (ii) descriptions of certain personnel and their functions; and (iii) statistics and rankings related to AmSouth's operations.

The Board of Trustees most recently approved the Investment Advisory Agreement and each investment sub-advisory agreement at a meeting held on February 13, 2002. In determining whether it was appropriate to approve the Investment Advisory Agreement and investment sub-advisory agreements, the Board of Trustees requested information, provided by AmSouth and the

Sub-Advisers, that it believed to be reasonably necessary to reach its conclusion. The Board of Trustees carefully evaluated this information, and was advised by legal counsel with respect to its deliberations. Based on its review of the information requested and provided, the Board of Trustees determined that the Investment Advisory Agreement and each investment sub-advisory agreement is consistent with the best interests of each Fund to which it applies and its shareholders, and enables each Fund to receive high quality services at a cost that is appropriate, reasonable, and in the best interests of the Funds and their shareholders. The Board of Trustees made these determinations on the basis of the following considerations, among others:

- The investment advisory fees payable to AmSouth and each Sub-Adviser under the Investment Advisory Agreement and each investment sub-advisory agreement are fair and reasonable in light of the services to be provided, the anticipated costs of these services, the profitability of AmSouth's and each Sub-Adviser's relationship with the Funds, and the comparability of the proposed fee to fees paid by comparable mutual funds;

- The Investment Advisory Agreement and each investment sub-advisory agreement did not increase current investment advisory fees or overall operating expenses of each Fund to which it applies over historical fee and expense levels;

- The continuity of each Fund's current portfolio manager and other persons responsible for management of the Fund, which should help ensure continuity of management and consistency of performance;

- The nature, quality and extent of the investment advisory services expected to be provided by AmSouth and each Sub-Adviser, in light of the high quality services provided to the Funds in the past and the other mutual funds advised by AmSouth and each Sub-Adviser and the Funds' historic performance, including achievement of stated investment objectives;

- AmSouth's and each Sub-Adviser's representations regarding its staffing and capabilities to manage the Funds, including the retention of personnel with significant portfolio management experience;

- AmSouth's and each Sub-Adviser's entrepreneurial commitment to the management and success of the Funds, which could entail a substantial commitment of resources to the successful operation of the Funds;

- The overall high quality of the personnel, operations, financial condition, investment management capabilities, methodologies, and performance of AmSouth and each Sub-Adviser.

Accordingly, in light of the above considerations and such other factors and information it considered relevant, the Board of Trustees unanimously approved the Investment Advisory Agreement and each investment sub-advisory agreement.

Investment Sub-Advisers

Large Cap Fund

Subject to the general supervision of the Trust's Board of Trustees and in accordance with the Fund's investment objective and restrictions, investment sub-advisory services are provided to the AmSouth Large Cap Fund by Five Points Capital Advisors, Inc., 1901 Sixth Avenue North, Birmingham, Alabama, 35203, pursuant to a sub-advisory agreement with AmSouth dated November 14, 2001. Five Points is a separate, wholly-owned subsidiary of AmSouth Bank, which is a bank affiliate of AmSouth Bancorporation, the parent company of AmSouth.

Under the sub-advisory agreement with Five Points, Five Points has agreed to provide investment advisory services for the Fund as described in the Prospectus describing the Fund. For its services and expenses incurred under the sub-advisory agreement, Five Points is entitled to a fee payable by AmSouth. The fee is computed daily and paid monthly at an annual rate of 0.70% of the Fund's average daily net assets or such lower fee as may be agreed upon in writing by AmSouth and Five Points, provided that if AmSouth waives a portion of its investment advisory fee, Five Points has agreed that its sub-advisory fee shall not exceed 100% of AmSouth's net investment advisory fee. For the fiscal year ended through December 31, 2001, $8,714 was paid by AmSouth to Five Points in sub-advisory fees.

Mid Cap Fund

Subject to the general supervision of the Trust's Board of Trustees and in accordance with the Fund's investment objective and restrictions, investment sub-advisory services are provided to the AmSouth Mid Cap Fund by Bennett Lawrence Management, LLC, 757 Third Avenue, New York, New York, pursuant to a sub-advisory agreement with AmSouth.

Under the sub-advisory agreement with Bennett Lawrence, Bennett Lawrence has agreed to provide investment advisory services for the Fund as described in the Prospectus describing the Fund. For its services and expenses incurred under the sub-advisory agreement, Bennett Lawrence is entitled to a fee payable by AmSouth. The fee is computed daily and paid monthly at an annual rate of 0.54% of the Fund's average daily net assets or such lower fee as may be agreed upon in writing by AmSouth and Bennett Lawrence, provided that if AmSouth waives a portion of its investment advisory fee, Bennett Lawrence has agreed that its sub-advisory fee shall not exceed 0.60% of AmSouth's net investment advisory fee. For the period from December 29, 2000 (commencement of operations) through December 31, 2000, and for the fiscal year ended December 31, 2001, $74 and $7,899, respectively, were paid by AmSouth to Bennett Lawrence in sub-advisory fees.

Enhanced Market Fund

Subject to the general supervision of the Trust's Board of Trustees and in accordance with the Fund's investment objective and restrictions, investment sub-advisory services are provided to the AmSouth Enhanced Market Fund by OakBrook Investments, LLC, 701 Warrenville Road, Suite 335, Lisle, Illinois 60532, pursuant to a sub-advisory agreement with AmSouth.

Under the sub-advisory agreement with OakBrook, OakBrook has agreed to provide investment advisory services for the Fund as described in the Prospectus describing the Fund. For its services and expenses incurred under the sub-advisory agreement, OakBrook is entitled to a fee payable by AmSouth. The fee is computed daily and paid monthly at an annual rate of .315% of the Fund's average daily net assets or such lower fee as may be agreed upon in writing by AmSouth and OakBrook, provided that if AmSouth waives a portion of its investment advisory fee, OakBrook has agreed that its sub-advisory fee shall not exceed 0.70% of AmSouth's net investment advisory fee. For the period from December 29, 2000 (commencement of operations) through December 31, 2000, and for the fiscal year ended December 31, 2001, $43 and $5,209, respectively, were paid by AmSouth to OakBrook in sub-advisory fees.

International Equity Fund

Subject to the general supervision of the Trust's Board of Trustees and in accordance with the Fund's investment objective and restrictions, investment sub-advisory services are provided to the AmSouth International Equity Fund by Lazard Asset Management, 30 Rockefeller Plaza, New York, New York, 10112-6300 pursuant to a sub-advisory agreement with AmSouth.

Under the sub-advisory agreement with Lazard, Lazard has agreed to provide investment advisory services for the Fund as described in the Prospectus describing the Fund. For its services and expenses incurred under the sub-advisory agreement, Lazard is entitled to a fee payable by AmSouth. The fee is computed daily and paid monthly at an annual rate of 0.50% of the Fund's average daily net assets. For the period from December 29, 2000 (commencement of operations) through December 31, 2000, and for the fiscal year ended December 31, 2001, $411 and $43,020, respectively, were paid by AmSouth to Lazard in sub-advisory fees.

Unless sooner terminated, a sub-advisory agreement shall continue with respect to a Fund for an initial term of two years, and thereafter for successive one-year periods if such continuance is approved at least annually by the Board of Trustees of the Trust or by vote of the holders of a majority of the outstanding voting Shares of the Fund and a majority of the Trustees who are not parties to the agreement or interested persons (as defined in the 1940 Act) of any party to the agreement by vote cast in person at a meeting called for such purpose. A sub-advisory agreement may be terminated with respect to a Fund at any time without the payment of any penalty by the Board of Trustees of the Trust, by vote of the holders of a majority of the outstanding voting securities of the Fund, or by AmSouth or the applicable sub-adviser on 60 days' written notice. A sub-advisory agreement will also immediately terminate in the event of its assignment, as defined in the 1940 Act.

Each sub-advisory agreement provides that the sub-adviser shall not be liable for any error of judgment or mistake of law or for any loss suffered by AmSouth, the Trust or the Fund in connection with the performance of its duties, except that the sub-adviser shall be liable to AmSouth for a loss resulting from a breach of fiduciary duty with respect to the receipt of compensation for services or a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the sub-adviser in the performance of its duties or from reckless disregard by it of its obligations or duties thereunder. From time to time, advertisements, supplemental sales literature and information furnished to present or prospective Variable Contract Owners may include descriptions of a sub-adviser including, but not limited to, (i) descriptions of the sub-advisers's operations; (ii) descriptions of certain personnel and their functions; and (iii) statistics and rankings relating to a sub-adviser's operations.

Portfolio Transactions

AmSouth and the sub-advisers determine, subject to the general supervision of the Board of Trustees and in accordance with each Fund's investment objective and restrictions, which securities are to be purchased and sold by a Fund, and which brokers or dealers are to be eligible to execute such Fund's portfolio transactions.

Purchases and sales of portfolio securities which are debt securities usually are principal transactions in which portfolio securities are normally purchased directly from the issuer or from an underwriter or market maker for the securities. Purchases from underwriters of portfolio securities generally include a commission or concession paid by the issuer to the underwriter, and purchases from dealers serving as market makers may include the spread between the bid and asked price. Transactions on stock exchanges involve the payment of negotiated brokerage commissions. Transactions in the over-the-counter market are generally principal transactions with dealers. With respect to the over-the-counter market, a Fund, where possible, will deal directly with dealers who make a market in the securities involved except in those circumstances where best execution is available elsewhere or through use of a broker.

Unless otherwise directed by the Board of Trustees, allocation of transactions, including their frequency, to various brokers and dealers is determined in good faith by AmSouth, Five Points, Bennett Lawrence, OakBrook, or Lazard in their best judgment and in a manner deemed fair and reasonable to Shareholders. In selecting a broker or dealer, AmSouth, Five Points, Bennett Lawrence, OakBrook or Lazard may evaluate a wide range of criteria, including the commission rate or dealer mark-up, execution capability, the broker's/dealer's positioning and distribution capabilities, back office efficiency, ability to handle difficult trades, financial stability, reputation, prior performance, and, in the case of brokerage commissions, research. The primary consideration is the broker's ability to provide "best execution," which is the best overall qualitative execution of the Fund's brokerage transactions, so that the total costs or proceeds to the Funds are the most favorable under the circumstances. Subject to this consideration, brokers and dealers who provide supplemental investment research to AmSouth, Five Points, Bennett Lawrence, OakBrook, or Lazard or may receive orders for transactions on behalf of a Fund. Research may include brokers' analyses of specific securities, performance and technical statistics, and information databases. It may also include maintenance research, which is the information that keeps AmSouth, Five Points, Bennett Lawrence, OakBrook, or Lazard informed concerning overall economic, market, political and legal trends. Under some circumstances, AmSouth, Five Points, Bennett Lawrence, OakBrook, or Lazard's evaluation of research and other broker selection criteria may result in one or a few brokers executing a substantial percentage of a Fund's trades. This might occur, for example, where a broker can provide best execution at a cost that is reasonable in relation to its services and the broker offers unique or superior research facilities, special knowledge or expertise in a Fund's relevant markets, or access to proprietary information about companies that are a majority of a Fund's investments.

Research information so received is in addition to and not in lieu of services required to be performed by AmSouth, Five Points, Bennett Lawrence, OakBrook, or Lazard and does not reduce the fees payable to AmSouth by a Fund or to Five Points, Bennett Lawrence, OakBrook, or Lazard by AmSouth. Such information may be useful to AmSouth, Five Points, Bennett Lawrence, OakBrook, and Lazard in serving both a Fund and other clients and, conversely, supplemental information obtained by the placement of business of other clients may be useful in carrying out its obligations to a Fund. While AmSouth, Five Points, Bennett Lawrence, OakBrook, and Lazard generally seek competitive commissions, a Fund may not necessarily pay the lowest commission available on each brokerage transaction for the reasons discussed above.

Investment decisions for each Fund are made independently from those for any other portfolio, investment company or account managed by AmSouth, Five Points, Bennett Lawrence, OakBrook, or Lazard. Any such other portfolio, investment company or account may also invest in the same securities as a Fund. When a purchase or sale of the same security is made at substantially the same time on behalf of a Fund and another portfolio, investment company or account, the transaction will be averaged as to price and available investments will be allocated as to amount in a manner which AmSouth, Five Points, Bennett Lawrence, OakBrook, or Lazard believes to be equitable to the Fund(s) and such other portfolio, investment company or account. In some instances, this investment procedure may adversely affect the price paid or received by a Fund or the size of the position obtained by a Fund. To the extent permitted by law, AmSouth, Five Points, Bennett Lawrence, OakBrook, or Lazard may aggregate the securities to be sold by or purchased for a Fund with those to be sold or purchased for other portfolios, investment companies or accounts in order to obtain best execution.

For the period from December 29, 2000 (commencement of operations) through December 31, 2000, and for the fiscal year ended December 31, 2001, the Large Cap Fund paid aggregate brokerage commissions equal to $0 and $9,828, respectively. For the period from December 29, 2000 (commencement of operations) through December 31, 2000, and for the fiscal year ended December 31, 2001, the Mid Cap Fund paid brokerage commissions equal to $0 and $10,826, respectively. For the period from December 29, 2000 (commencement of operations) through December 31, 2000, and for the fiscal year ended December 31, 2001, the Enhanced Market Fund paid brokerage commissions equal to $0 and $9,825, respectively. For the period from December 29, 2000 (commencement of operations) through December 31, 2000, and for the fiscal year ended December 31, 2001, the International Equity Fund paid brokerage commissions equal to $0 and $24,402, respectively.

Federal Banking Law

The Gramm-Leach-Bliley Act of 1999 repealed certain provisions of the Glass-Steagall Act that had previously restricted the ability of banks and their affiliates to engage in certain mutual fund activities. Nevertheless, AmSouth's activities remain subject to, and may be limited by, applicable federal banking law and regulations. AmSouth believes that it possesses the legal authority to perform the services for the Funds contemplated by the Prospectus, this SAI, and the Investment Advisory Agreements without violation of applicable statutes and regulations. If future changes in these laws and regulations were to limit the ability of AmSouth to perform these services, the Board of Trustees would review the Trust's relationship with AmSouth and consider taking all action necessary in the circumstances, which could include recommending to Shareholders the selection of another qualified advisor or, if that course of action appeared impractical, that a Fund be liquidated.

Administrator

BISYS Fund Services Ohio, Inc. ("BISYS Ohio" or "Administrator"), 3435 Stelzer Road, Columbus, Ohio 43219-3035, serves as general manager and administrator to the Trust pursuant to a Management and Administration Agreement dated March 1, 1999 (the "Administration Agreement"). Prior to that date, BISYS Fund Services ("BISYS") served as general manager and administrator to the Trust. The Administrator assists in supervising all operations of each Fund (other than those performed by AmSouth under the Investment Advisory Agreement, by Bennett Lawrence under the Sub-Advisory Agreement, by BISYS Ohio as fund accountant and dividend disbursing agent, and by the Funds' custodian.

Under the Administration Agreement, the Administrator has agreed to maintain office facilities for the Trust; furnish statistical and research data, clerical and certain bookkeeping services and stationery and office supplies; prepare the periodic reports to the Securities and Exchange Commission on Form N-SAR or any replacement forms therefor; compile data for, prepare for execution by the Funds and file certain federal and state tax returns and required tax filings; prepare compliance filings pursuant to state laws with the advice of the Trust's counsel; keep and maintain the financial accounts and records of the Funds, including calculation of daily expense accruals; and generally assist in all aspects of the Trust's operations other than those performed by AmSouth under the Investment Advisory Agreement, by the sub-advisers, by the other investment advisers of the Trust's portfolios, by the fund accountant and dividend disbursing agent, and by the Funds' custodians. Under the Administration Agreement, the Administrator may delegate all or any part of its responsibilities thereunder.

The Administrator receives a fee from each Fund for its services as Administrator and expenses assumed pursuant to the Administration Agreement, calculated daily and paid periodically, equal to the lesser of (a) a fee calculated at the annual rate of 0.20% of each Fund's average daily net assets, or (b) such other fee as may from time to time be agreed upon by the Trust and the

Administrator. The Administrator may voluntarily reduce all or a portion of its fee with respect to any Fund in order to increase the net income of one or more of the Funds available for distribution as dividends. For the period from December 29, 2000 (commencement of operations) through December 31, 2000, and for the fiscal year ended December 31, 2001, the Large Cap Fund incurred administration fees equal to $82 and $10,632, respectively, of which $82 and $10,632, respectively, were waived or reimbursed by BISYS. For the period from December 29, 2000 (commencement of operations) through December 31, 2000, and for the fiscal year ended December 31, 2001, the Mid Cap Fund incurred administration fees equal to $82 and $8,697, respectively, of which $82 and $8,697, respectively, were waived or reimbursed by BISYS. For the period from December 29, 2000 (commencement of operations) through December 31, 2000, and for the fiscal year ended December 31, 2001, the Enhanced Market Fund incurred administration fees equal to $82 and $9,849, respectively, of which $82 and $9,849, respectively, were waived or reimbursed by BISYS. For the period from December 29, 2000 (commencement of operations) through December 31, 2000, and for the fiscal year ended December 31, 2001, the International Equity Fund incurred administration fees equal to $164 and $17,052, respectively, of which $82 and $8,526, respectively, were waived or reimbursed by BISYS.

The Administration Agreement is terminable with respect to a particular Fund upon mutual agreement of the parties to the Administration Agreement, upon notice given at least 60 days prior to the expiration of the Agreement's then-current term, and for cause (as defined in the Administration Agreement) by the party alleging cause, on no less than 60 days' written notice by the Board of Trustees or by the Administrator.

The Administration Agreement provides that the Administrator shall not be liable for any error of judgment or mistake of law or any loss suffered by the Trust in connection with the matters to which the Administration Agreement relates, except a loss resulting from willful misfeasance, bad faith, or gross negligence in the performance of its duties, or from the reckless disregard by the Administrator of its obligations and duties thereunder.

Expenses

AmSouth, Five Points, Bennett Lawrence, OakBrook, Lazard, and the Administrator each bears all expenses in connection with the performance of its services other than the cost of securities (including brokerage commissions) purchased for the Funds. The Funds will bear the following expenses relating to their operations: taxes, interest, fees of the Trustees of the Trust, Securities and Exchange Commission fees, outside auditing and legal expenses, advisory and administration fees, fees and out-of-pocket expenses of the custodians and fund accountant, certain insurance premiums, costs of maintenance of the Trust's existence, costs of Shareholders' reports and meetings, and any extraordinary expenses incurred in the Funds' operations. Any expense reimbursements will be estimated daily and reconciled and paid on a monthly basis. Fees imposed upon customer accounts for cash management services are not included within Trust expenses for purposes of any such expense limitation.

Distributor

BISYS serves as distributor to the Trust pursuant to the Distribution Agreement dated June 1, 1997 (the "Distribution Agreement"). As distributor, BISYS acts as agent for the Funds in the distribution of their Shares and, in such capacity, advertises and pays the cost of advertising, office space and personnel involved in such activities. BISYS serves as distributor without remuneration from the Funds. Unless otherwise terminated, the Distribution Agreement continues for successive one-year periods if approved at least annually (i) by the Board of Trustees or by the vote of a majority of the outstanding Shares of the Trust, and (ii) by the vote of a majority of the Trustees who are not parties to the Distribution Agreement or interested persons (as defined in the 1940 Act) of any party to the Distribution Agreement, cast in person at a meeting called for the purpose of voting on such approval. The Distribution Agreement may be terminated in the event of any assignment, as defined in the 1940 Act.

Custodian, Transfer Agent and Fund Accounting Services

AmSouth serves as custodian to the Funds (except the Enhanced Market Fund) pursuant to a Custody Agreement dated as of September 16, 1997, as supplemented. Bankers Trust/Deutsche Bank serves as custodian to the International Equity Fund pursuant to a Custody Agreement dated as of December 14, 2000. As custodian, their responsibilities include safeguarding and controlling the Funds' cash and securities, handling the receipt and delivery of securities, and collecting interest and dividends on the Funds' investments.

BISYS Ohio serves as transfer agent and dividend disbursing agent for the Funds pursuant to an agreement dated as of March 1, 1999. Under this agreement, BISYS Ohio performs the following services, among others: maintenance of Shareholder records for each of the Trust's Shareholders of record; processing Shareholder purchase and redemption orders; processing transfers and exchanges of Shares on the Shareholder files and records; processing dividend payments and reinvestments; and assistance in the mailing of Shareholder reports and proxy solicitation materials.

In addition, BISYS Ohio provides certain fund accounting services to the Trust pursuant to a Fund Accounting Agreement dated March 1, 1999. Under the Fund Accounting Agreement, BISYS Ohio maintains the accounting books and records for the Funds, including journals containing an itemized daily record of all purchases and sales of portfolio securities, all receipts and disbursements of cash and all other debits and credits, general and auxiliary ledgers reflecting all asset, liability, reserve, capital, income and expense accounts, including interest accrued and interest received, and other required separate ledger accounts; maintains a monthly trial balance of all ledger accounts; performs certain accounting services for the Funds, including calculation of the daily net asset value per Share, calculation of the dividend and capital gain distributions, if any, and of yield, reconciliation of cash movements with the custodian, affirmation to the custodian of portfolio trades and cash settlements, verification and reconciliation with the custodian of daily trade activity; provides certain reports; obtains dealer quotations, prices from a pricing service or matrix prices on all portfolio securities in order to mark the portfolio to the market; and prepares an interim balance sheet, statement of income and expense, and statement of changes in net assets for the Funds.

BISYS Ohio receives an annual fee of $14 per Variable Contract Owner account, subject to certain base fees, for its services as transfer agent and, for its services as fund accountant, BISYS Ohio receives a fee, computed daily and paid periodically, at an annual rate equal to the greater of 0.03% of each Fund's average daily net assets or $30,000.

Independent Auditors

The firm of Ernst & Young LLP, 1100 Huntington Center, 42 South High Street, Columbus, Ohio 43215, serves as independent auditors for the Funds. Its services comprise auditing the Funds' financial statements and advising the Funds as to certain accounting and tax matters.

Legal Counsel

Dechert, 1775 Eye Street N.W., Washington, D.C. 20006, is counsel to the Trust and has passed upon the legality of the Shares offered hereby.

Codes of Ethics

The Trust, AmSouth, Five Points, Bennett Lawrence, OakBrook, Lazard, and BISYS each have adopted a code of ethics, as required by applicable law, which is designed to prevent affiliated persons of the Trust, AmSouth, Five Points, Bennett Lawrence, OakBrook, Lazard, and BISYS from engaging in deceptive, manipulative, or fraudulent activities in connection with securities held or to be acquired by the Funds (which may also be held by persons subject to a code). There can be no assurance that the codes will be effective in preventing such activities.

ADDITIONAL INFORMATION

Description of Shares

The Trust is a Massachusetts business trust that was organized on July 20, 1994. The Trust's Declaration of Trust was filed with the Secretary of State of the Commonwealth of Massachusetts on the same date. The Declaration of Trust, as amended and restated, authorizes the Board of Trustees to issue an unlimited number of Shares, which are units of beneficial interest, without par value. The Trust currently has multiple series of Shares which represent interests in each series of the Trust. The Trust's Declaration of Trust authorizes the Board of Trustees to divide or redivide any unissued Shares of the Trust into one or more additional series or classes by setting or changing in any one or more respects their respective preferences, conversion or other rights, voting power, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption.

Shares have no subscription or preemptive rights and only such conversion or exchange rights as the Board of Trustees may grant in its discretion. When issued for payment as described in the

Prospectus and this SAI, the Trust's Shares will be fully paid and non-assessable by the Trust. In the event of a liquidation or dissolution of the Trust, Shareholders of a Fund are entitled to receive the assets available for distribution belonging to that Fund, and a proportionate distribution, based upon the relative asset values of the respective series, of any general assets not belonging to any particular series which are available for distribution.

Each Share represents an equal proportionate interest in the Fund with other Shares of the Fund, and is entitled to such dividends and distributions out of the income earned on the assets belonging to the Fund as are declared at the discretion of the Trustees. Shares are without par value. Shareholders are entitled to one vote for each dollar of value invested and a proportionate fractional vote for any fraction of a dollar invested. Shareholders will vote in the aggregate and not by portfolio except as otherwise expressly required by law.

An annual or special meeting of Shareholders to conduct necessary business is not required by the Trust's Declaration of Trust, the 1940 Act or other authority except, under certain circumstances, to elect Trustees, amend the Declaration of Trust, approve an investment advisory agreement and to satisfy certain other requirements. To the extent that such a meeting is not required, the Trust may elect not to have an annual or special meeting.

The Trust will call a special meeting of Shareholders for purposes of considering the removal of one or more Trustees upon written request therefor from Shareholders holding not less than 10% of the outstanding votes of the Trust. At such a meeting, a quorum of Shareholders (constituting a majority of votes attributable to all outstanding Shares of the Trust), by majority vote, has the power to remove one or more Trustees. In accordance with current laws, it is anticipated that an insurance company issuing a variable contract that participates in the Fund will request voting instructions from variable contract owners and will vote shares or other voting interests in the separate account in proportion of the voting instructions received.

Rule 18f-2 under the 1940 Act provides that any matter required to be submitted to the holders of the outstanding voting securities of an investment company such as the Trust shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding Shares of each fund affected by the matter. For purposes of determining whether the approval of a majority of the outstanding Shares of a Fund will be required in connection with a matter, a Fund will be deemed to be affected by a matter unless it is clear that the interests of each fund in the matter are identical, or that the matter does not affect any interests of each Fund. Under Rule 18f-2, the approval of an investment advisory agreement or any change in investment policy submitted to Shareholders would be effectively acted upon with respect to a Fund only if approved by a majority of the outstanding Shares of such Fund. However, Rule 18f-2 also provides that the ratification of independent public accountants, the approval of principal underwriting contracts, and the election of Trustees may be effectively acted upon by Shareholders of the Trust voting without regard to Fund.

Vote of a Majority of the Outstanding Shares

As used in the Fund's Prospectus and the SAI, "vote of a majority of the outstanding Shares of the Trust or the Fund" means the affirmative vote, at an annual or special meeting of Shareholders duly called, of the lesser of (a) 67% or more of the votes of Shareholders of the Trust or the Fund present at such meeting at which the holders of more than 50% of the votes attributable to the Shareholders of record of the Trust or the Fund are represented in person or by proxy, or (b) the holders of more than 50% of the outstanding votes of Shareholders of the Trust or the Fund.

Principal Shareholders

As of April 10, 2002, New York Life Insurance and Annuity Company, 51 Madison Avenue, New York, New York 10010, owned 99.99% of the outstanding Shares of the Large Cap Fund, 99.99% of the outstanding Shares of the Mid Cap Fund, 99.99% of the outstanding Shares of the Enhanced Market Fund, and 99.99% of the outstanding Shares of the International Equity Fund, and thus may be deemed to be able to control the outcome of any matter submitted to a vote of the Shareholders of any of those Funds.

Shareholder and Trustee Liability

Under Massachusetts law, holders of units of interest in a business trust may, under certain circumstances, be held personally liable as partners for the obligations of the trust. However, the Trust's Declaration of Trust provides that Shareholders shall not be subject to any personal liability for the obligations of the Trust. The Declaration of Trust provides for indemnification out of the trust property of any Shareholder held personally liable solely by reason of his or her being or having been a Shareholder. The Declaration of Trust also provides that the Trust shall, upon request, reimburse any Shareholder for all legal and other expenses reasonably incurred in the defense of any claim made against the Shareholder for any act or obligation of the Trust, and shall satisfy any judgment thereon. Thus, the risk of a Shareholder incurring financial loss on account of Shareholder liability is limited to circumstances in which the Trust itself would be unable to meet its obligations.

The Declaration of Trust states further that no Trustee, officer, or agent of the Trust shall be personally liable in connection with the administration or preservation of the assets of the Trust or the conduct of the Trust's business; nor shall any Trustee, officer, or agent be personally liable to any person for any action or failure to act except for his own bad faith, willful misfeasance, gross negligence, or reckless disregard of his duties. The Declaration of Trust also provides that all persons having any claim against the Trustees or the Trust shall look solely to the assets of the Trust for payment.

Additional Tax Information

The following discussion summarizes certain U.S. federal tax considerations incidental to an investment in a Fund. This discussion does not purport to be complete or to deal with all aspects of federal income taxation that may be relevant. This discussion is based upon present provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the regulations promulgated thereunder, and judicial and administrative ruling authorities, all of which are subject to change, which change may be retroactive. Prospective investors should consult their own tax advisors with regard to the federal, state, local and foreign tax aspects of an investment in a Fund.

Each Fund intends to qualify annually and to elect to be treated as a regulated investment company under Subchapter M of the Code. If a Fund so qualifies, it generally will not be subject to federal income taxes to the extent that it distributes on a timely basis its investment company taxable income and its net capital gains.

To qualify as a regulated investment company, each Fund generally must, among other things: (i) derive in each taxable year at least 90% of its gross income from dividends, interest, payments with respect to securities loans, and gains from the sale or other disposition of stock, securities or foreign currencies, or other income derived with respect to its business in such stock, securities or currencies; (ii) diversify its holdings so that, at the end of each quarter of the taxable year (a) at least 50% of the market value of the Fund's assets is represented by cash, U.S. Government securities, the securities of other regulated investment companies and other securities, with such other securities of any one issuer limited for the purposes of this calculation to an amount not greater than 5% of the value of the Fund's total assets and 10% of the outstanding voting securities of such issuer, and (b) not more than 25% of the value of its total assets is invested in the securities of any one issuer (other than U.S. Government securities or the securities of other regulated investment companies); and (iii) distribute at least 90% of its investment company taxable income (which includes, among other items, dividends, interest, and net short-term capital gains in excess of any net long-term capital losses) each taxable year.

As a regulated investment company, each Fund generally will not be subject to U.S. federal income tax on its investment company taxable income and net capital gains (any net long-term capital gains in excess of the sum of net short-term capital losses and capital loss carryovers from prior years), if any, that it distributes to Shareholders. Each Fund intends to distribute to its Shareholders, at least annually, substantially all of its investment company taxable income and any net capital gains. In addition, amounts not distributed by a Fund on a timely basis in accordance with a calendar year distribution requirement may be subject to a nondeductible 4% excise tax. To avoid the tax, each Fund may be required to distribute (or be deemed to have distributed) during each calendar year, (i) at least 98% of its ordinary income (not taking into account any capital gains or losses) for the calendar year, (ii) at least 98% of its capital gains in excess of its capital losses for the twelve month period ending on October 31 of the calendar year (adjusted for certain ordinary losses), and (iii) all ordinary income and capital gains for previous years that were not distributed during such years. The excise tax generally does not apply to any regulated investment company whose shareholders are solely either tax-exempt pension trusts or separate accounts of life insurance companies funding variable contracts. Although the Funds believe they are not subject to the excise tax, each Fund intends to make its distributions in accordance with the calendar year distribution requirement. A distribution will be treated as paid on December 31 of the calendar year if it is declared by a Fund during October, November, or December of that year to Shareholders of record on a date in such a month and paid by the Fund during January of the following calendar year. Such distributions will be taxable to Shareholders (such as the Separate Accounts) for the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are actually received.

Each Fund also intends to comply with the separate diversification requirements imposed by Section 817(h) of the Code and the regulations thereunder on certain insurance company separate accounts. These requirements, which are in addition to the diversification requirements imposed on a Fund by the 1940 Act and Subchapter M of the Code, place certain limitations on assets of each insurance company separate account used to fund variable contracts. Because Section 817(h) and those regulations treat the assets of a Fund as assets of the related separate account, these regulations are imposed on the assets of a Fund. Specifically, the regulations provide that, after a one year start-up period or except as permitted by the "safe harbor" described below, as of the end of each calendar quarter or within 30 days thereafter no more than 55% of the total assets of a Fund may be represented by any one investment, no more than 70% by any two investments, no more than 80% by any three investments and no more than 90% by any four investments. For this purpose, all securities of the same issuer are considered a single investment, and each U.S. Government agency and instrumentality is considered a separate issuer. Section 817(h) provides, as a safe harbor, that a separate account will be treated as being adequately diversified if the diversification requirements under Subchapter M are satisfied and no more than 55% of the value of the account's total assets is attributable to cash and cash items (including receivables), U.S. Government securities and securities of other regulated investment companies. Failure by a Fund to both qualify as a regulated investment company and satisfy the Section 817(h) requirements would generally cause the variable contracts to lose their favorable tax status and require a contract holder to include in ordinary income any income accrued under the contracts for the current and all prior taxable years. Under certain circumstances described in the applicable Treasury regulations, inadvertent failure to satisfy the applicable diversification requirements may be corrected, but such a correction would require a payment to the Internal Revenue Service based on the tax contract holders would have incurred if they were treated as receiving the income on the contract for the period during which the diversification requirements were not satisfied. Any such failure may also result in adverse tax consequences for the insurance company issuing the contracts. Failure by a Fund to qualify as a regulated investment company would also subject a Fund to federal and state income taxation on all of its taxable income and gain, whether or not distributed to shareholders.

The Treasury Department announced that it would issue future regulations or rulings addressing the circumstances in which a variable contract owner's control of the investments of the separate account may cause the contract owner, rather than the insurance company, to be treated as the owner of the assets held by the separate account. If the contract owner is considered the owner of the securities underlying the separate account, income and gains produced by those securities would be included currently in the contract owner's gross income. It is not known what standards will be set forth in the regulations or rulings.

In the event that rules or regulations are adopted, there can be no assurance that a Fund will be able to operate as currently described, or that the Trust will not have to change a Fund's investment objective or investment policies. A Fund's investment objective and the investment policies of a Fund may be modified as necessary to prevent any such prospective rules and regulations from causing Variable Contract Owners to be considered the owners of the Shares of the Fund.

If a Fund invests in shares of a passive foreign investment company, the Fund may be subject to U.S. federal income tax on a portion of an "excess distribution" from, or of the gain from the sale of part or all of the shares in, such company. In addition, an interest charge may be imposed with respect to deferred taxes arising from such distributions or gains. A Fund may, however, be able to elect alternative tax treatment for such investments that would avoid this unfavorable result.

Under the Code, gains or losses attributable to fluctuations in exchange rates which occur between the time a Fund accrues income or other receivables or accrues expenses or other liabilities denominated in a foreign currency and the time a Fund actually collects such receivables or pays such liabilities generally are treated as ordinary income or ordinary loss. Similarly, on disposition of debt securities denominated in a foreign currency and on disposition of certain futures contracts, forward contracts, and options, gains or losses attributable to fluctuations in the value of foreign currency between the date of acquisition of the security or contract and the date of disposition also are treated as ordinary gain or loss. These gains or losses, referred to under the Code as "Section 988" gains or losses, may increase or decrease the amount of a Fund's investment company taxable income to be distributed to its Shareholders as ordinary income.

Distributions

Distributions of any investment company taxable income (which includes among other items, dividends, interest, and any net realized short-term capital gains in excess of net realized long-term capital losses) are treated as ordinary income for tax purposes in the hands of a Shareholder (such as a Separate Account). Net capital gains (the excess of any net long-term capital gains over net short term capital losses) will, to the extent distributed, be treated as long-term capital gains in the hands of a Shareholder regardless of the length of time the Shareholder may have held the Shares.

Hedging Transactions

The diversification requirements applicable to each Fund's assets may limit the extent to which a Fund will be able to engage in transactions in options, futures contracts, or forward contracts.

Other Taxes

Distributions may also be subject to additional state, foreign and local taxes, depending on each Shareholder's situation. Shareholders (such as Separate Accounts) are advised to consult their own tax advisers with respect to the particular tax consequences to them of an investment in a Fund.

Performance Information

Each Fund may, from time to time, include its yield or total return in advertisements or reports to Shareholders or prospective investors. Performance information for the Funds will not be advertised or included in sales literature unless accompanied by comparable performance information for a separate account to which the Funds offer their Shares.

Yields of the Funds are computed by analyzing net investment income per Share for a recent 30-day period and dividing that amount by a Share's maximum offering price (reduced by any undeclared earned income expected to be paid shortly as a dividend) on the last trading day of that period. Net investment income will reflect amortization of any market value premium or discount of fixed income securities (except for obligations backed by mortgages or other assets) and may include recognition of a pro rata portion of the stated dividend rate of dividend paying portfolio securities. The yield of the Funds will vary from time to time depending upon market conditions, the composition of a Fund's portfolio and operating expenses of the Trust allocated to a Fund. Yield should also be considered relative to changes in the value of a Fund's Shares and to the relative risks associated with the investment objective and policies of each Fund.

At any time in the future, yields may be higher or lower than past yields and there can be no assurance that any historical results will continue.

Standardized quotations of average annual total return for Fund Shares will be expressed in terms of the average annual compounded rate of return for a hypothetical investment in Shares over periods of 1, 5 and 10 years or up to the life of the Fund), calculated pursuant to the following formula: $P(1 + T)n = ERV$ (where P = a hypothetical initial payment of $1,000, T = the average annual total return, n = the number of years, and ERV = the ending redeemable value of a hypothetical $1,000 payment made at the beginning of the period). All total return figures reflect the deduction of expenses (on an annual basis), and assume that all dividends and distributions on Shares are reinvested when paid. For the period from its commencement of operations (December 29, 2000) through December 31, 2001 and for the fiscal year ended on such date, average annual total return for the Large Cap Fund was -8.71% and -8.77%, respectively. For the period from its commencement of operations (December 29, 2000) through December 31, 2001 and for the fiscal year ended on such date, average annual total return for the Mid Cap Fund was -23.93% and -24.10%, respectively. For the period from its commencement of operations (December 29, 2000) through December 31, 2001 and for the fiscal year ended on such date, average annual total return for the Enhanced Market Fund was -12.78% and -12.88%, respectively. For the period from its commencement of operations (December 29, 2000) through December 31, 2001 and for the fiscal year ended on such date, average annual total return for the International Equity Fund was -23.93% and -24.10%, respectively.

Performance information for the Funds may be compared in reports and promotional literature to the performance of other mutual funds with comparable investment objectives and policies through various mutual fund or market indices such as those prepared by Dow Jones & Co., Inc., S&P, Shearson Lehman Brothers, Inc., the Russell 2000 Index, the Russell Midcap Growth Index, the Consumer Price Index, and to data prepared by Lipper Analytical Services, Inc., a widely recognized independent service which monitors the performance of mutual funds, or Morningstar, Inc. Comparisons may also be made to indices or data published in Money Magazine, Forbes, Barron's, The Wall Street Journal, The Bond Buyer's Weekly 20-Bond Index, The Bond Buyer's Index, The Bond Buyer, The New York Times, Business Week, Pensions and Investments, and U.S.A. Today. In addition to performance information, general information about the Funds that appears in a publication such as those mentioned above may be included in advertisements and in reports to Variable Contract Owners.

The Funds may also compute aggregate total return for specified periods. The aggregate total return is determined by dividing the net asset value of this account at the end of the specified period by the value of the initial investment and is expressed as a percentage. Calculation of aggregate total return assumes reinvestment of all income dividends and capital gain distributions during the period.

The Funds also may quote annual, average annual and annualized total return and aggregate total return performance data for various periods other than those noted above. Such data will be computed as described above, except that the rates of return calculated will not be average annual rates, but rather, actual annual, annualized or aggregate rates of return.

Quotations of yield or total return for the Funds will not take into account charges and deductions against a Separate Account to which the Funds' Shares are sold or charges and deductions against the Variable Contracts. The Funds' yield and total return should not be compared with mutual funds that sell their shares directly to the public since the figures provided do not reflect charges against the Separate Accounts or the Variable Contracts. Performance information for a Fund reflects only the performance of a hypothetical investment in the Fund during the particular time period in which the calculations are based. Performance information should be considered in light of the Funds' investment objectives and policies, characteristics and quality of the portfolios and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future.

Miscellaneous

Individual Trustees are elected by the Shareholders and, subject to removal by the vote of two-thirds of the Board of Trustees, serve for a term lasting until the next meeting of Shareholders at which Trustees are elected. Such meetings are not required to be held at any specific intervals. Individual Trustees may be removed by vote of the Shareholders voting not less than a majority of the Shares then outstanding, cast in person or by proxy at any meeting called for that purpose, or by a written declaration signed by Shareholders voting not less than two-thirds of the Shares then outstanding. In accordance with current laws, it is anticipated that an insurance company issuing a Variable Contract that participates in a Fund will request voting instructions from variable contract owners and will vote shares or other voting interests in the Separate Account in proportion of the voting instructions received.

The Trust is registered with the Securities and Exchange Commission as a management investment company. Such registration does not involve supervision by the Securities and Exchange Commission of the management or policies of the Trust.

The Prospectus and this SAI omit certain of the information contained in the Registration Statement filed with the Securities and Exchange Commission. Copies of such information may be obtained from the Securities and Exchange Commission upon payment of the prescribed fee.

The Prospectus and this SAI are not an offering of the securities herein described in any state in which such offering may not lawfully be made. No salesman, dealer, or other person is authorized to give any information or make any representation other than those contained in the Prospectus and this SAI.

FINANCIAL STATEMENTS

Financial statements for the Trust with respect to the Large Cap Fund, Mid Cap Fund, Enhanced Market Fund, and International Equity Fund as of December 31, 2001 for their fiscal years then ended, including notes thereto and the report of Ernst & Young LLP thereon dated February 15, 2002, are incorporated by reference from the Trust's 2001 Annual Reports. For all periods prior to January 1, 2001, the financial information was audited by other independent auditors. A copy of the Reports delivered with this SAI should be retained for future reference.

APPENDIX

DESCRIPTION OF BOND RATINGS

Description of Moody's bond ratings:

Excerpts from Moody's description of its bond ratings are listed as follows: **Aaa** - judged to be the best quality and they carry the smallest degree of investment risk; **Aa** - judged to be of high quality by all standards - together with the Aaa group, they comprise what are generally known as high-grade bonds; **A** - possess many favorable investment attributes and are to be considered as "upper medium grade obligations"; **Baa** - considered to be medium grade obligations, i.e., they are neither highly protected nor poorly secured -interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time; **Ba** - judged to have speculative elements, their future cannot be considered as well assured; **B** - generally lack characteristics of the desirable investment; **Caa** - are of poor standing - such issues may be in default or there may be present elements of danger with respect to principal or interest; **Ca** - speculative in a high degree, often in default; **C** - lowest rated class of bonds, regarded as having extremely poor prospects.

Moody's also supplies numerical indicators 1, 2 and 3 to rating categories. The modifier 1 indicates that the security is in the higher end of its rating category; the modifier 2 indicates a mid-range ranking; and modifier 3 indicates a ranking toward the lower end of the category.

Description of S&P's bond ratings:

Excerpts from S&P's description of its bond ratings are listed as follows: **AAA** - highest grade obligations, in which capacity to pay interest and repay principal is extremely strong; **AA** - has a very strong capacity to pay interest and repay principal, and differs from AAA issues only in a small degree; **A** - has a strong capacity to pay interest and repay principal, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories; **BBB** - regarded as having an adequate capacity to pay interest and repay principal; whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories. This group is the lowest which qualifies for commercial bank investment. **BB**, **B, CCC, CC, C** - predominantly speculative with respect to capacity to pay interest and repay principal in accordance with terms of the obligations; BB indicates the highest grade and C the lowest within the speculative rating categories. **D** - interest or principal payments are in default.

S&P applies indicators "+," no character, and "-" to its rating categories. The indicators show relative standing within the major rating categories.

Description of Moody's commercial paper ratings:

Excerpts from Moody's commercial paper ratings are listed as follows: **Prime - 1** - issuers (or supporting institutions) have a superior ability for repayment of senior short-term promissory obligations; **Prime - 2** - issuers (or supporting institutions) have a strong ability for repayment of senior short-term promissory obligations; **Prime - 3** - issuers (or supporting institutions) have an acceptable ability for repayment of senior short-term promissory obligations; **Not Prime** - issuers do not fall within any of the Prime categories.

Description of S&P's ratings for corporate and municipal bonds:

Investment grade ratings: **AAA** - the highest rating assigned by S&P, capacity to pay interest and repay principal is extremely strong; **AA** - has a very strong capacity to pay interest and repay principal and differs from the highest rated issues only in a small degree; **A** - has strong capacity to pay interest and repay principal although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories; **BBB** - regarded as having an adequate capacity to pay interest and repay principal - whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories.

Speculative grade ratings: **BB, B, CCC, CC, C** - debt rated in these categories is regarded as having predominantly speculative characteristics with respect to capacity to pay interest and repay principal - while such debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions; **CI** - reserved for income bonds on which no interest is being paid; **D** -in default, and payment of interest and/or repayment of principal is in arrears. **Plus (+) or Minus (-)** - the ratings from "AA" to "CCC" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

Description of S&P's ratings for short-term corporate demand obligations and commercial paper:

An S&P commercial paper rating is a current assessment of the likelihood of timely repayment of debt having an original maturity of no more than 365 days. Excerpts from S&P's description of its commercial paper ratings are listed as follows: **A-1** - the degree of safety regarding timely payment is strong - those issues determined to possess extremely strong safety characteristics will be denoted with a plus (+) designation; **A-2** - capacity for timely payment is satisfactory - however, the relative degree of safety is not as high as for issues designated "A-1;" **A-3** - has adequate capacity for timely payment - however, is more vulnerable to the adverse effects of changes in circumstances than obligations carrying the higher designations; **B** - regarded as having only speculative capacity for timely payment; **C** - a doubtful capacity for payment; **D** - in payment default - the "D" rating category is used when interest payments or principal payments are not made on the date due, even if the applicable grace period has not expired, unless S&P believes that such payments will be made during such grace period.

Variable Insurance Funds

3435 Stelzer Road
Columbus, Ohio 43219-3035
1-888-451-8382

STATEMENT OF ADDITIONAL INFORMATION

May 1, 2002

This Statement of Additional Information ("SAI") describes four investment portfolios (each a "Fund" and collectively the "Funds") of Variable Insurance Funds (the "Trust"). The Funds are:

- Fifth Third Quality Growth VIP Fund;
- Fifth Third Balanced VIP Fund;
- Fifth Third Mid Cap VIP Fund; and
- Fifth Third Disciplined Value VIP Fund.

The Trust offers an indefinite number of transferable units ("Shares") of each Fund. Shares of the Funds may be sold to segregated asset accounts ("Separate Accounts") of insurance companies to serve as the investment medium for variable life insurance policies and variable annuity contracts ("Variable Contracts") issued by the insurance companies. Shares of the Funds also may be sold to qualified pension and retirement plans, certain insurance companies, and the investment advisor and sub-advisor (if applicable) of the Funds. The Separate Accounts invest in Shares of the Funds in accordance with allocation instructions received from owners of the Variable Contracts ("Variable Contract Owners").

This SAI is not a Prospectus and is authorized for distribution only when preceded or accompanied by the Prospectus of the Funds, dated May 1, 2002, as supplemented from time to time. This SAI contains more detailed information than that set forth in the Prospectus and should be read in conjunction with the Prospectus. This SAI incorporates the Fifth Third Quality Growth VIP Fund's financial statements and related notes and auditors reports from the Fund's annual reports for the fiscal year ended December 31, 2001, and is incorporated by reference in its entirety into the Prospectus. Copies of a Prospectus may be obtained by writing the Trust at 3435 Stelzer Road, Columbus, Ohio 43219-3035, or by telephoning the toll free number set forth above.

TABLE OF CONTENTS

The Trust is an open-end management investment company which currently offers multiple separate portfolios. This SAI contains information about the Fifth Third Quality Growth VIP Fund ("Quality Growth Fund"), the Fifth Third Balanced VIP Fund ("Balanced Fund"), the Fifth Third Mid Cap VIP Fund ("Mid Cap Fund"), and the Fifth Third Disciplined Value VIP Fund ("Disciplined Value Fund"). The Funds are diversified series advised by Fifth Third Asset Management Inc. (the "Advisor"), a subsidiary of Fifth Third Bank.

Much of the information contained in this SAI expands upon subjects discussed in the Prospectus of the Funds described above. Capitalized terms not defined herein are defined in the Prospectus. No investment in a Fund should be made without first reading the Fund's Prospectus.

INVESTMENT OBJECTIVES AND POLICIES

The following information supplements the investment objectives and policies of the Funds as set forth in the Prospectus.

<u>Bank Obligations.</u> The Funds may invest in bank obligations consisting of bankers' acceptances, certificates of deposit, and time deposits.

Bankers' acceptances are negotiable drafts or bills of exchange typically drawn by an importer or exporter to pay for specific merchandise, which are "accepted" by a bank, meaning, in effect, that the bank unconditionally agrees to pay the face value of the instrument on maturity.

Certificates of deposit are negotiable certificates issued against funds deposited in a commercial bank or a savings and loan association for a definite period of time and earning a specified return.

Fixed time deposits are obligations of foreign branches of United States banks or foreign banks which are payable on a stated maturity date and bear a fixed rate of interest. Although fixed time deposits do not have a market, there are no contractual restrictions on the right to transfer a beneficial interest in the deposit to a third party.

The Funds may invest a portion of its assets in the obligations of foreign banks and foreign branches of domestic banks. Such obligations include Eurodollar Certificates of Deposit ("ECDs") which are U.S. dollar-denominated certificates of deposit issued by offices of foreign and domestic banks located outside the United States; Eurodollar Time Deposits ("ETDs") which are U.S. dollar-denominated deposits in a foreign branch of a U.S. bank or a foreign bank; Canadian Time Deposits ("CTDs") which are essentially the same as ETDs except they are issued by Canadian offices of major Canadian banks; Schedule Bs, which are obligations issued by Canadian branches of foreign or domestic banks; Yankee Certificates of Deposit ("Yankee CDs") which are U.S. dollar-denominated certificates of deposit issued by a U.S. branch of a foreign bank and held in the United States; and Yankee Bankers' Acceptances ("Yankee BAs") which are U.S. dollar-denominated bankers' acceptances issued by a U.S. branch of a foreign bank and held in the United States.

Although the Funds may invest in obligations of foreign banks or foreign branches of U.S. banks only when the Advisor deems the instrument to present minimal credit risk, such investments nevertheless entail risks that are different from those of investments in domestic obligations of U.S. banks. These additional risks include future political and economic developments, the possible imposition of withholding taxes on interest income, possible seizure or nationalization of foreign deposits, the possible establishment of exchange controls, or the adoption of other foreign governmental restrictions which might adversely affect the payment of principal and interest on such obligations. In addition, foreign branches of U.S. banks and U.S. branches of foreign banks may be subject to less stringent reserve requirements and to different accounting, auditing, reporting and record keeping standards than those applicable to domestic branches of U.S. banks.

Commercial Paper. Commercial paper consists of unsecured promissory notes issued by corporations. Except as noted below with respect to variable amount master demand notes, issues of commercial paper normally have maturities of less than nine months and fixed rates of return.

The Funds may invest in short-term promissory notes (including variable amount master demand notes) issued by corporations and other entities, such as municipalities, rated at the time of purchase within the two highest categories assigned by two nationally recognized statistical rating organizations ("NRSROs") (e.g., A-2 or better by Standard & Poor's Ratings Service ("S&P"), Prime-2 or better by Moody's Investors Service, Inc. ("Moody's") or F-2 or better by Fitch Investors Service ("Fitch")) or, if not rated, determined to be of comparable quality to instruments that are so rated.

Commercial paper issues include securities issued by corporations without registration under the Securities Act of 1933, as amended (the "1933 Act"), in reliance on the exemption in Section 3(a)(3), and commercial paper issued in reliance on the so-called "private placement" exemption in Section 4(2) ("Section 4(2) Paper"). Section 4(2) Paper is restricted as to disposition under the federal securities laws in that any resale must similarly be made in an exempt transaction. Section 4(2) Paper is normally resold to other institutional investors through or with the assistance of investment dealers which make a market in Section 4(2) Paper, thus providing liquidity. For purposes of each Fund's limitation on purchases of illiquid instruments, Section 4(2) Paper will not be considered illiquid if the investment advisor has determined, in accordance with guidelines approved by the Board of Trustees, that an adequate trading market exists for such securities.

Variable Amount Master Demand Notes. The Quality Growth Fund may invest in variable amount master demand notes, which are unsecured demand notes that permit the indebtedness thereunder to vary and provide for periodic adjustments in the interest rate according to the terms of the instrument. Because master demand notes are direct lending arrangements between the Fund and the issuer, they are not normally traded. Although there is no secondary market in the notes, the Fund may demand payment of principal and accrued interest at any time. While the notes are not typically rated by credit rating agencies, issuers of variable amount master demand notes (which are normally manufacturing, retail, financial, and other business concerns) must satisfy the same criteria as set forth above for commercial paper. The Advisor will consider the earning power, cash flow, and other liquidity ratios of the issuers of such notes and will continuously monitor their financial status and ability to meet payment on demand. In determining dollar weighted average portfolio maturity, a variable amount master demand note will be deemed to have a maturity equal to the longer of the period of time remaining until the next interest rate adjustment or the period of time remaining until the principal amount can be recovered from the issuer through demand.

Variable and Floating Rate Demand Notes. The Quality Growth Fund may, from time to time, buy variable or floating rate demand notes issued by corporations, bank holding companies and financial institutions and similar taxable and tax-exempt instruments issued by government agencies and instrumentalities. These securities will typically have a maturity over one year but carry with them the right of the holder to put the securities to a remarketing agent or other entity at designated time intervals and on specified notice. The obligation of the issuer of the put to repurchase the securities may be backed by a letter of credit or other obligation issued by a financial institution. The purchase price is ordinarily par plus accrued and unpaid interest. Generally, the remarketing agent will adjust the interest rate every seven days (or at other specified intervals) in order to maintain the interest rate at the prevailing rate for securities with a seven-day or other designated maturity.

Short-Term Obligations. The Funds may invest in high quality short-term obligations (with maturities of 12 months or less) such as domestic and foreign commercial paper (including variable amount master demand notes), bankers' acceptances, certificates of deposit, demand and time deposits of domestic and foreign branches of U.S. banks and foreign banks, and repurchase agreements, in order to acquire interest income combined with liquidity. Pending investment or to meet anticipated redemption requests, a Fund may invest without limitation in short-term obligations. For temporary defensive purposes, these investments may constitute 100% of a Fund's portfolio and, in such circumstances, will constitute a temporary suspension of its attempts to achieve its investment objective.

Corporate Debt Securities. The Funds may invest in U.S. dollar-denominated debt obligations issued or guaranteed by U.S. corporations or U.S. commercial banks, U.S. dollar-denominated obligations of foreign issuers and debt obligations of foreign issuers denominated in foreign currencies. Such debt obligations include, among others, bonds, notes, debentures and variable rate demand notes. In choosing corporate debt securities on behalf of a Fund, the Advisor may consider (i) general economic and financial conditions; (ii) the specific issuer's (a) business and management, (b) cash flow, (c) earnings coverage of interest and dividends, (d) ability to operate under adverse economic conditions, (e) fair market value of assets, and (f) in the case of foreign issuers, unique political, economic or social conditions applicable to such issuer's country; and, (iii) other considerations deemed appropriate.

As with other fixed-income securities, Medium-Grade Securities are subject to credit risk and market risk. Market risk relates to changes in a security's value as a result of changes in interest rates. Credit risk relates to the ability of the issuer to make payments of principal and interest.

Medium-Grade Securities are generally subject to greater credit risk than comparable higher-rated securities because issuers are more vulnerable to economic downturns, higher interest rates or adverse issuer-specific developments. In addition, the prices of Medium-Grade Securities are generally subject to greater market risk and therefore react more sharply to changes in interest rates. The value and liquidity of Medium-Grade Securities may be diminished by adverse publicity and investor perceptions.

Because certain Medium-Grade Securities are traded only in markets where the number of potential purchasers and sellers, if any, is limited, the ability of a Fund to sell such securities at their fair market value either to meet redemption requests or to respond to changes in the financial markets may be limited.

Particular types of Medium-Grade Securities may present special concerns. The prices of payment-in-kind or zero-coupon securities may react more strongly to changes in interest rates than the prices of other Medium-Grade Securities. Some Medium-Grade Securities in which a Fund may invest may be subject to redemption or call provisions that may limit increases in market value that might otherwise result from lower interest rates while increasing the risk that a Fund may be required to reinvest redemption or call proceeds during a period of relatively low interest rates.

The credit ratings issued by NRSROs are subject to various limitations. For example, while such ratings evaluate credit risk, they ordinarily do not evaluate the market risk of Medium-Grade Securities. In certain circumstances, the ratings may not reflect in a timely fashion adverse developments affecting an issuer.

After purchase, a security may cease to be rated or its rating may be reduced below the minimum required for purchase by a Fund. Neither event will require a sale of such security. However, the Advisor will consider such event in its determination of whether a Fund should continue to hold the security. A security which has had its rating downgraded or revoked may be subject to greater risk to principal and income, and often involve greater volatility of price, than securities in the higher rating categories. Such securities are also subject to greater credit risks (including, without limitation, the possibility of default by or bankruptcy of the issuers of such securities) than securities in higher rating categories.

These securities are considered speculative and involve greater risk of loss than investment grade debt securities. Other terms commonly used to describe such securities include "lower rated bonds," "non-investment grade bonds" and "junk bonds."

Foreign Investments. The Funds may invest in foreign securities. Investment in foreign securities is subject to special investment risks that differ in some respects from those related to investments in securities of U.S. domestic issuers. Such risks include political, social or economic instability in the country of the issuer, the difficulty of predicting international trade patterns, expropriation, and nationalization of assets. Such securities may be subject to greater fluctuations in price than securities issued by U.S. corporations or issued or guaranteed by the U.S. Government, its agencies or instrumentalities. In addition, there may be less publicly available information about a foreign company than about a U.S. domiciled company. Foreign companies generally are not subject to uniform accounting, auditing and financial reporting standards comparable to those applicable to

U.S. domestic companies. In addition, diplomatic developments could also affect the value of a Fund's investments. Moreover, individual foreign economies may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position.

Additionally, the Funds may invest in countries with emerging economies. Political and economic structures in many of these countries may be undergoing significant evolution and rapid development, and these countries may lack the social, political and economic stability characteristics of more developed countries. Some of these countries may have in the past failed to recognize private property rights and have at time nationalized or expropriated the assets of private companies. As a result, the risks described above, including the risks of nationalization or expropriation of assets, may be heightened. In addition, unanticipated political or social developments may affect the value of investments in issues located in these countries. There may be little financial or accounting information available with respect to issuers located in certain emerging market countries, and it may be difficult as a result to assess the value or prospects of an investment in such issuers.

In many instances, foreign debt securities may provide higher yields than securities of domestic issuers which have similar maturities and quality. Under certain market conditions these investments may be less liquid than the securities of U.S. corporations and are certainly less liquid than securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities. Finally, in the event of a default of any such foreign debt obligations, it may be more difficult to obtain or to enforce a judgment against the issuers of such securities.

If a security is denominated in foreign currency, the value of the security to a Fund will be affected by changes in currency exchange rates and in exchange control regulations. Such changes also may affect the income and distributions to Shareholders of a Fund. A change in the value of any foreign currency against the U.S. dollar will result in a corresponding change in the U.S. dollar value of securities denominated in that currency. Currency risks generally increase in lesser developed markets. Exchange rate movements can be large and can endure for extended periods of time, affecting either favorably or unfavorably the value of a Fund's assets. The value of the assets of a Fund as measured in U.S. dollars may be affected favorably or unfavorably by changes in foreign currency exchange rates and exchange control regulations.

For many foreign securities, U.S. dollar denominated American Depositary Receipts ("ADRs"), which are traded in the United States on exchanges or over-the-counter, are issued by domestic banks and trust companies. ADRs represent the right to receive securities of foreign issuers deposited in a domestic bank or a correspondent bank. ADRs do not eliminate all the risk inherent in investing in the securities of foreign issuers' stock. However, the Mid Cap and Balanced Funds can avoid currency risks during the settlement period for either purchase or sales by investing in ADRs rather than directly in foreign issuers' stock.

In general, there is a large, liquid market in the United States for many ADRs. The information available for ADRs is subject to the accounting, auditing and financial reporting standards of the domestic market or exchange on which they are traded, which standards are more uniform and more exacting than those to which many foreign issuers may be subject. Certain ADRs, typically those denominated as unsponsored, require the holders thereof to bear most of the costs of such facilities, while issuers of sponsored facilities normally pay more of the costs thereof. The depository of an unsponsored facility frequently is under no obligation to distribute shareholder communications received from the issuer of the deposited securities or to pass through the voting rights to facility holders with respect to the deposited securities, whereas the depository of a sponsored facility typically distributes shareholder communications and passes through the voting rights. The Funds may invest in both sponsored and unsponsored ADRs.

Securities Of Foreign Governments And Supranational Organizations. The Funds may invest in U.S. dollar-denominated securities issued by foreign governments, their political subdivisions, governmental authorities, agencies and instrumentalities and supranational organizations. A supranational organization is an entity designated or supported by the national government of one or more countries to promote economic reconstruction or development. Examples of supranational organizations include, among others, the International Bank for Reconstruction and Development (World Bank), the European Economic Community, the European Coal and Steel Community, the European Investment Bank, the Inter-American Development Bank, the Asian Development Bank, and the African Development Bank. The Funds may also invest in "quasi-government securities" which are debt obligations issued by entities owned by either a national, state or equivalent government or are obligations of such a government jurisdiction which are not backed by its full faith and credit and general taxing powers.

Investing in foreign government and quasi-government securities involves considerations and possible risks not typically associated with investing in obligations issued by the U.S. Government. The values of foreign investments are affected by changes in governmental administration or economic or monetary policy (in the U.S. or other countries) or changed circumstances in dealings between countries. In addition, investments in foreign countries could be affected by other factors not present in the United States, as discussed above in "Foreign Investments."

Currency Swaps. The Quality Growth Fund may also enter into currency swaps for hedging purposes or to increase total return. Currency swaps involve the exchange of the rights of the Fund and another party to make or receive payments in specific currencies. The net amount of the excess, if any, of the Fund's obligations over its entitlements with respect to each currency swap will be accrued on a daily basis and an amount of liquid assets, such as cash, U.S. Government securities or other liquid securities, having an aggregate net asset value at least equal to such accrued excess will be segregated by the Fund. Inasmuch as these transactions are entered into for good faith hedging purposes, the Advisor believes that such obligations do not constitute senior securities as defined in the Investment Company Act of 1940, as amended ("1940 Act") and, accordingly, will not treat them as being subject to the Fund's borrowing restrictions.

The use of currency swaps is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. If the Advisor is incorrect in its forecasts of market values, interest rates and currency exchange rates, the investment performance of the Fund would be less favorable than it would have been if this investment technique was not used.

The Fund will not enter into a currency swap unless the unsecured commercial paper, senior debt or the claims-paying ability of the other party thereto is rated either A or A-1 or better by S&P or Moody's. If there is a default by the other party to such transaction, the Fund will have contractual remedies pursuant to the agreements related to the transaction.

Foreign Currency Transactions. The value of the assets of the Quality Growth Fund as measured in U.S. dollars may be affected favorably or unfavorably by changes in foreign currency exchange rates and exchange control regulations, and the Fund may incur costs in connection with conversions between various currencies. The Fund will conduct foreign currency exchange transactions either on a spot (i.e., cash) basis at the spot rate prevailing in the foreign currency exchange market, or through forward contracts to purchase or sell foreign currencies. A forward foreign currency exchange contract ("forward currency contract") involves an obligation to purchase or sell a specific currency at a future date, which may be any fixed number of days from the date of the contract agreed upon by the parties, at a price set at the time of the contract. These forward currency contracts are traded directly between currency traders (usually large commercial banks) and their customers. The Fund may enter into forward currency contracts in order to hedge against adverse movements in exchange rates between currencies.

By entering into a forward currency contract in U.S. dollars for the purchase or sale of the amount of foreign currency involved in an underlying security transaction, the Fund is able to protect itself against a possible loss between trade and settlement dates resulting from an adverse change in the relationship between the U.S. dollar and such foreign currency. However, this tends to limit potential gains which might result from a positive change in such currency relationships. The Fund also may hedge foreign currency exchange rate risk by engaging in currency financial futures and options transactions, which are described below. The forecasting of short-term currency market movements is extremely difficult and whether such a short-term hedging strategy will be successful is highly uncertain.

It is impossible to forecast with precision the market value of portfolio securities at the expiration of a forward currency contract. Accordingly, it may be necessary for the Fund to purchase additional currency on the spot market if the market value of the security is less than the amount of foreign currency the Fund is obligated to deliver when a decision is made to sell the security and make delivery of the foreign currency in settlement of a forward currency contract. Conversely, it may be necessary to sell on the spot market some of the foreign currency received upon the sale of the portfolio security if its market value exceeds the amount of foreign currency the Fund is obligated to deliver.

If the Fund retains the portfolio security and engages in an offsetting transaction, it will incur a gain or a loss to the extent that there has been movement in forward currency contract prices. If the Fund engages in an offsetting transaction, it may subsequently enter into a new forward currency contract to sell the foreign currency. Although such contracts tend to minimize the risk of loss due to a decline in the value of the hedged currency, they also tend to limit any potential gain which might result should the value of such currency increase. The Fund will have to convert its holdings of foreign currencies into U.S. dollars from time to time. Although foreign exchange dealers do not charge a fee for conversion, they do realize a profit based on the difference (the "spread") between the prices at which they are buying and selling various currencies.

Hybrid Instruments. The Quality Growth Fund may invest in Hybrid Instruments. Hybrid Instruments (a type of potentially high-risk derivative) combine the elements of futures contracts or options with those of debt, preferred equity, or a depository instrument. Generally, a Hybrid Instrument will be a debt security, preferred stock, depository share, trust certificate, certificate of deposit, or other evidence of indebtedness on which a portion of or all interest payments, and/or the principal or stated amount payable at maturity, redemption, or retirement, is determined by reference to prices, changes in prices, or differences between prices, of securities, currencies, intangibles, goods, articles or commodities (collectively "Underlying Assets") or by another objective index, economic factor, or other measure, such as interest rates, currency exchange rates, commodity indices, and securities indices (collectively "Benchmarks"). Thus, Hybrid Instruments may take a variety of forms, including but not limited to, debt instruments with interest or principal payments or redemption terms determined by reference to the value of a currency or commodity or securities index at a future point in time, preferred stock with dividend rates determined by reference to the value of a currency, or convertible securities with the conversion terms related to a particular commodity.

Hybrid Instruments can be an efficient means of creating exposure to a particular market, or segment of a market, with the objective of enhancing total return. For example, the Fund may wish to take advantage of expected declines in interest rates in several European countries, but avoid the transaction costs associated with buying and currency-hedging its securities. One solution would be to purchase a U.S. dollar-denominated Hybrid Instrument whose redemption price is linked to the average three-year interest rate in a designated group of countries. The redemption price formula would provide for payoffs of greater than par if the average interest rate was lower than a specified level, and payoffs of less than par if rates were above the specified level. Furthermore, the Fund could limit the downside risk of the security by establishing a minimum redemption price so that the principal paid at maturity could not be below a predetermined minimum level if interest rates were to rise significantly. The purpose of this arrangement, known as structured security with an embedded put option, would be to give the Fund the desired European security exposure while avoiding currency risk, limiting downside market risk, and lowering transactions costs. Of course, there is no guarantee that the strategy will be successful, and the Fund could lose money, if, for example, interest rates do not move as anticipated or credit problems develop with the issuer of the Hybrid.

The risks of investing in Hybrid Instruments reflect a combination of the risks of investing in securities, options, futures and currencies. Thus, an investment in a Hybrid Instrument may entail significant risks that are not associated with a similar investment in a traditional debt instrument that has a fixed principal amount, is denominated in U.S. dollars, or bears interest either at a fixed rate or a floating rate determined by reference to a common, nationally published benchmark. The risks of a particular Hybrid Instrument will, of course, depend upon the terms of the instrument, but may include, without limitation, the possibility of significant changes in the Benchmarks or the prices of Underlying Assets to which the instrument is linked. Such risks generally depend upon factors which are unrelated to the operations or credit quality of the issuer of the Hybrid Instrument and which may not be readily foreseen by the purchaser, such as economic and political events, the supply and demand for the Underlying Assets, and interest rate movements. In recent years, various Benchmarks and prices for Underlying Assets have been highly volatile, and such volatility may be expected in the future. Reference is also made to the discussion of futures, options, and forward contracts herein for a discussion of the risks associated with such investments.

Hybrid Instruments are potentially more volatile and carry greater market risks than traditional debt instruments. Depending on the structure of the particular Hybrid Instrument, changes in a Benchmark may be magnified by the terms of the Hybrid Instrument and have an even more dramatic and substantial effect upon the value of the Hybrid Instrument. Also, the prices of the Instrument and the Benchmark or Underlying Asset may not move in the same direction or at the same time. Hybrid Instruments may bear interest or pay preferred dividends at below market (or even relatively nominal) rates. Alternatively, Hybrid Instruments may bear interest at above market rates but bear an increased risk of principal loss (or gain). The latter scenario may result if "leverage" is used to structure the Hybrid Instrument. Leverage risk occurs when the Hybrid Instrument is structured so that a given change in a Benchmark or Underlying Asset is multiplied to produce greater value change in the Hybrid Instrument, thereby magnifying the risk of loss as well as the potential for gain. Hybrid Instruments may also carry liquidity risk since the instruments are often "customized" to meet the portfolio needs of a particular investor, and therefore, the number of investors that are willing and able to buy such instruments in the secondary market may be smaller than that for more traditional debt securities. In addition, because the purchase and sale of the Hybrid Instruments could take place in an over-the-counter market without the guarantee of a central clearing organization or in a transaction between the Fund and the issuer of the Hybrid Instrument, the creditworthiness of the counter party or issuer of the Hybrid Instrument would be an additional risk factor which the Fund would have to consider and monitor. Hybrid Instruments also may not be subject to regulation of the Commodities Futures Trading Commission, which generally regulates the trading of commodity futures by U.S. persons, the Securities and Exchange Commission, which regulates the offer and sale of securities by and to U.S. persons, or any other governmental regulatory authority.

The various risks discussed above, particularly the market risk of such instruments, may in turn cause significant fluctuations in the net asset value of the Fund. Accordingly, the Fund will limit its investments in Hybrid Instruments to 10% of total assets. However, because of their volatility, it is possible that the Fund's investment in Hybrid Instruments will account for more than 10% of the Fund's return (positive or negative).

Funding Agreements. With the exception of the Quality Growth Fund, the Funds may purchase funding agreements, under which a Fund invests an amount of cash with an insurance company and the insurance company credits such investment on a monthly basis with guaranteed interest which is based on an index. These agreements provide that the guaranteed interest will not be less than a certain minimum rate. These agreements also provide for adjustment of the interest rate monthly and are considered variable rate instruments.

Standard & Poor's Depository Receipts. The Funds may invest in Standard & Poor's Depository Receipts ("SPDRs"). SPDRs represent interests in trusts sponsored by a subsidiary of the American Stock Exchange, Inc. and are structured to provide investors proportionate undivided interests in a securities portfolio constituting substantially all the common stocks (in substantially the same weighting) as the component common stocks of a particular Standard & Poor's Index ("S&P Index"), such as the S&P 500. SPDRs are not redeemable, but are exchange traded. SPDRs represent interests in an investment company that is not actively managed, and instead holds securities in an effort to track the performance of the pertinent S&P Index and not for the purpose of selecting securities that are considered superior investments. The results of SPDRs will not replicate exactly the performance of the pertinent S&P Index due to reductions in the SPDRs' performance attributable to transaction and other expenses, including fees to service providers, borne by the SPDRs. SPDRs distribute dividends on a quarterly basis.

U.S. Government Obligations. The Funds may invest in obligations issued or guaranteed by the U.S. Government, its agencies and instrumentalities, including bills, notes and bonds issued by the U.S. Treasury, as well as "stripped" U.S. Treasury obligations such as Treasury Receipts issued by the U.S. Treasury representing either future interest or principal payments. Stripped securities are issued at a discount to their "face value," and may exhibit greater price volatility than ordinary debt securities because of the manner in which their principal and interest are returned to investors. The stripped Treasury obligations in which a Fund may invest do not include Certificates of Accrual on Treasury Securities ("CATS") or Treasury Income Growth Receipts ("TIGRs").

Obligations of certain agencies and instrumentalities of the U.S. Government, such as the Government National Mortgage Association ("GNMA"), are supported by the full faith and credit of the U.S. Treasury; others, such as those of the Fannie Mae ("FNMA"), are supported by the right of the issuer to borrow from the Treasury; others, such as those of the Student Loan Marketing Association ("SLMA"), are supported by the discretionary authority of the U.S. Government to purchase the agency's obligations; still others, such as those of the Federal Farm Credit Bureau or the Federal Home Loan Mortgage Corporation ("FHLMC"), are supported only by the credit of the instrumentality. No assurance can be given that the U.S. Government would provide financial support to U.S. Government-sponsored agencies or instrumentalities if it is not obligated to do so by law.

Options. The Funds may purchase put and call options on securities and securities indices and may write (sell) covered put and call options.

A call option gives the purchaser the right to buy, and a writer has the obligation to sell, the underlying security at the stated exercise price at any time prior to the expiration of the option, regardless of the market price or exchange rate of the security, as the case may be. The premium paid to the writer is consideration for undertaking the obligations under the option contract. A put option gives the purchaser the right to sell the underlying security at the stated exercise price at any time prior to the expiration date of the option, regardless of the market price or exchange rate of the security, as the case may be. A call option is covered if a Fund owns the underlying security covered by the call or has an absolute and immediate right to acquire that security without additional cash consideration (or for additional cash consideration if the underlying security is held in a segregated account by its custodian) upon conversion or exchange of other securities held in its portfolio. A put option is covered if a Fund maintains cash, or other liquid assets with a value equal to the exercise price in a segregated account with its custodian. Put and call options will be valued at the last sale price, or in the absence of such a price, at the mean between bid and asked price.

When a portfolio security or currency subject to a call option is sold, a Fund will effect a "closing purchase transaction"—the purchase of a call option on the same security or currency with the same exercise price and expiration date as the call option which the Fund previously has written. If a Fund is unable to effect a closing purchase transaction, it will not be able to sell the underlying security or currency until the option expires or the Fund delivers the underlying security or currency upon exercise. In addition, upon the exercise of a call option by the holder thereof, a Fund will forego the potential benefit represented by market appreciation over the exercise price.

When a Fund writes an option, an amount equal to the net premium (the premium less the commission) received by the Fund is included in the liability section of its statement of assets and liabilities as a deferred credit. The amount of the deferred credit will be subsequently marked-to-market to reflect the current value of the option written. The current value of the traded option is the last sale price or, in the absence of a sale, the average of the closing bid and asked prices. If an option expires on the stipulated expiration date, or if the Fund enters into a closing purchase transaction, it will realize a gain (or a loss if the cost of a closing purchase transaction exceeds the net premium received when the option is sold) and the deferred credit related to such option will be eliminated. If an option is exercised, a Fund may deliver the underlying security in the open market. In either event, the proceeds of the sale will be increased by the net premium originally received and the Fund will realize a gain or loss.

Covered call options must be listed on a national securities exchange and issued by the Options Clearing Corporation. The purpose of writing covered call options is to generate additional premium income for a Fund. This premium income will serve to enhance a Fund's total return and will reduce the effect of any price decline of the security involved in the option. Covered call options will generally be written on securities which are not expected to make any major price moves in the near future but which, over the long term, are deemed to be attractive investments for a Fund.

Once the decision to write a call option has been made, the Advisor, in determining whether a particular call option should be written on a particular security, will consider the reasonableness of the anticipated premium and the likelihood that a liquid secondary market will exist for those options. Closing transactions will be effected in order to realize a profit on an outstanding call option, to prevent an underlying security from being called, or to permit a sale of the underlying security. Furthermore, effecting a closing transaction will permit a Fund to write another call option on the underlying security with either a different exercise price or expiration date or both. If a Fund desires to sell a particular security from its portfolio on which it has written a call option, it will seek to effect a closing transaction prior to, or concurrently with, the sale of the security. There is, of course, no assurance that a Fund will be able to effect such closing transactions at a favorable price. If a Fund cannot enter into such a transaction, it may be required to hold a security that it might otherwise have sold, in which case it would continue to be at market risk on the security. This could result in higher transaction costs. The Funds will pay transaction costs in connection with the writing of options to close out previously written options. Such transaction costs are normally higher than those applicable to purchases and sales of portfolio securities.

Exercise prices of options may be below, equal to, or above the current market values of the underlying securities at the time the options are written. From time to time, a Fund may purchase an underlying security for delivery in accordance with an exercise notice of a call option assigned to it, rather than delivering such security from its portfolio. In such cases, additional costs will be incurred. A Fund will realize a profit or loss from a closing purchase transaction if the cost of the transaction is less or more than the premium received from the writing of the option. Because increases in the market price of a call option will generally reflect increases in the market price of the underlying security, any loss resulting from the repurchase of a call option is likely to be offset in whole or in part by appreciation of the underlying security owned by a Fund.

Where a Fund may purchase put options, that Fund is purchasing the right to sell a specified security (or securities) within a specified period of time at a specified exercise price. Puts may be acquired to facilitate the liquidity of the portfolio assets. Puts may also be used to facilitate the reinvestment of assets at a rate of return more favorable than that of the underlying security. A Fund may sell, transfer, or assign a put only in conjunction with the sale, transfer, or assignment of the underlying security or securities. The amount payable to a Fund upon its exercise of a "put" is normally (i) the Fund's acquisition cost of the securities subject to the put (excluding any accrued interest which the Fund paid on the acquisition), less any amortized market premium or plus any accreted market or original issue discount during the period the Fund owned the securities, plus (ii) all interest accrued on the securities since the last interest payment date during that period. A Fund generally will acquire puts only where the puts are available without the payment of any direct or indirect consideration. However, if necessary or advisable, a Fund may pay for puts either separately in cash or by paying higher price for portfolio securities which are acquired subject to the puts (thus reducing the yield to maturity otherwise available for the same securities).

Index options (or options on securities indices) are similar in many respects to options on securities, except that an index option gives the holder the right to receive, upon exercise, cash instead of securities, if the closing level of the securities index upon which the option is based is greater than, in the case of a call, or less than, in the case of a put, the exercise price of the option.

Because index options are settled in cash, a call writer cannot determine the amount of its settlement obligations in advance and, unlike call writing on specific securities, cannot provide in advance for, or cover, its potential settlement obligations by acquiring and holding the underlying securities. A Fund will segregate assets or otherwise cover index options that would require it to pay cash upon exercise.

A principal reason for writing put and call options is to attempt to realize, through the receipt of premiums, a greater current return than would be realized on the underlying securities alone. In return for the premium received for a call option, a Fund foregoes the opportunity for profit from a price increase in the underlying security above the exercise price so long as the option remains open, but retains the risk of loss should the price of the security decline. In return for the premium received for a put option, a Fund assumes the risk that the price of the underlying security will decline below the exercise price, in which case the put would be exercised and the Fund would suffer a loss. A Fund may purchase put options in an effort to protect the value of a security it owns against a possible decline in market value.

Forward Commitments, When-Issued and Delayed-Delivery Securities. The Funds may purchase securities on a "when-issued" or "delayed-delivery" basis (i.e., for delivery beyond the normal settlement date at a stated price and yield). In addition, the Quality Growth Fund may purchase and sell securities on a "forward commitment" basis. The Funds will engage in when-issued and delayed-delivery transactions only for the purpose of acquiring portfolio securities consistent with its investment objective and policies, not for investment leverage. When-issued securities involve a risk that the yield obtained in the transaction will be less than that available in the market when delivery takes place. The Funds will not pay for such securities or start earning interest on them until they are received.

When a Fund agrees to purchase securities on a "when-issued" or "delayed-delivery" basis, its custodian will set aside cash or liquid securities equal to the amount of the commitment in a separate account. Normally, the custodian will set aside securities to satisfy the purchase commitment, and in such a case, a Fund may be required subsequently to place additional assets in the separate account in order to assure that the value of the account remains equal to the amount of its commitment. It may be expected that a Fund investing in securities on a when-issued or delayed delivery basis, net assets will fluctuate to a greater degree when it sets aside securities to cover such purchase commitments than when it sets aside cash. In addition, because a Fund will set aside cash or liquid securities to satisfy its purchase commitments in the manner described above, its liquidity and the ability of its investment advisor to manage it might be affected in the event its commitments to purchase "when-issued" or "delayed-delivery" securities ever exceeded 25% of the value of its assets. Under normal market conditions, however, a Fund's commitment to purchase "when-issued" or "delayed-delivery" securities will not exceed 25% of the value of the Fund's total assets.

When a Fund engages in "when-issued" or "delayed-delivery" transactions, it relies on the seller to consummate the trade. Failure of the seller to do so may result in a Fund incurring a loss or missing the opportunity to obtain a price or yield considered to be advantageous.

Mortgage-Related and Asset-Backed Securities. Investments in these and other derivative securities will not be made for purposes of leverage or speculation, but rather primarily for conventional investment or hedging purposes, liquidity, flexibility and to capitalize on market inefficiencies. The Funds may, consistent with its investment objective and policies, invest in mortgage-related securities issued or guaranteed by the U.S. Government, its agencies and instrumentalities. In addition, each Fund may invest in mortgage-related securities issued by nongovernmental entities, provided, however, that to the extent that a Fund purchases mortgage-related securities from such issuers which may, solely for purposes of the 1940 Act, be deemed to be investment companies, the Fund's investment in such securities will be subject to the limitations on its investment in investment company securities.

Mortgage-related securities in which a Fund may invest represent pools of mortgage loans assembled for sale to investors by various governmental agencies such as GNMA and government-related organizations such as FNMA and FHLMC, as well as by nongovernmental issuers such as commercial banks, savings and loan institutions, mortgage bankers and private mortgage insurance companies. Although certain mortgage-related securities are guaranteed by a third party or otherwise similarly secured, the market value of the security, which may fluctuate, is not so secured. If a Fund purchases a mortgage-related security at a premium, that portion may be lost if there is a decline in the market value of the security whether resulting from changes in interest rates or prepayments in the underlying mortgage collateral. As with other interest-bearing securities, the prices of such securities are inversely affected by changes in interest rates. However, though the value of a mortgage-related security may decline when interest rates rise, the converse is not necessarily true, since in periods of declining interest rates the mortgages underlying the securities are prone to prepayment, thereby shortening the average life of the security and shortening the period of time over which income at the higher rate is received. When interest rates are rising, though, the rate of prepayment tends to decrease, thereby lengthening the period of time over which income at the lower rate is received. For these and other reasons, a mortgage-related security's average maturity may be shortened or lengthened as a result of interest rate fluctuations and, therefore, it is not possible to predict accurately the security's return. In addition, regular payments received in respect of mortgage-related securities include both interest and principal. No assurance can be given as to the return a Fund will receive when these amounts are reinvested.

There are a number of important differences among the agencies and instrumentalities of the U.S. Government that issue mortgage related securities and among the securities that they issue. Mortgage-related securities issued by GNMA include GNMA Mortgage Pass-Through Certificates (also known as "Ginnie Maes") which are guaranteed as to the timely payment of principal and interest by GNMA and such guarantee is backed by the full faith and credit of the United States. GNMA is a wholly-owned U.S. Government corporation within the Department of Housing and Urban Development. GNMA certificates also are supported by the authority of GNMA to borrow funds from the U.S. Treasury to make payments under its guarantee. Mortgage-related securities issued by FNMA include FNMA Guaranteed Mortgage Pass-Through Certificates (also known as "Fannie Maes") which are solely the obligations of FNMA and are not backed by or entitled to the full faith and credit of the United States. FNMA is a government-sponsored organization owned entirely by private stockholders. Fannie Maes are guaranteed as to the timely payment of the principal and interest by FNMA. Mortgage-related securities issued by FHLMC include FHLMC Mortgage Participation Certificates (also known as "Freddie Macs" or "Pcs"). FHLMC is a corporate instrumentality of the United States, created pursuant to an Act of Congress, which is owned entirely by Federal Home Loan Banks. Freddie Macs are not guaranteed by the United States or by any Federal Home Loan Banks and do not constitute a debt or obligation of the United States or of any Federal Home Loan Bank. Freddie Macs entitle the holder to the timely payment of interest, which is guaranteed by FHLMC. FHLMC guarantees either ultimate collection or the timely payment of all principal payments on the underlying mortgage loans. When FHLMC does not guarantee timely payment of principal, FHLMC may remit the amount due on account of its guarantee of ultimate payment of principal at any time after default on an underlying mortgage, but in no event later than one year after it becomes payable.

Like mortgages underlying mortgage-backed securities, automobile sales contracts or credit card receivables underlying asset-backed securities are subject to prepayment, which may reduce the overall return to certificate holders. Nevertheless, principal prepayment rates tend not to vary much with interest rates, and the short-term nature of the underlying car loans or other receivables tends to dampen the impact of any change in the prepayment level. Certificate holders may also experience delays in prepayment on the certificates if the full amounts due on underlying sales contracts or receivables are not realized because of unanticipated legal or administrative costs of enforcing the contracts or because of depreciation or damage to the collateral (usually automobiles) securing certain contracts, or other factors. In certain market conditions, asset-backed securities may experience volatile fluctuations in value and periods of illiquidity. If consistent with its investment objective and policies, a Fund may invest in other asset-backed securities that may be developed in the future.

<u>Illiquid and Restricted Securities.</u> "Section 4(2) securities" are securities which are issued in reliance on the "private placement" exemption from registration which is afforded by Section 4(2) of the 1933 Act. The Funds will not purchase Section 4(2) securities which have not been determined to be liquid in excess of 15% of its net assets. Section 4(2) securities are restricted as to disposition under the federal securities laws, and generally are sold to institutional investors such as the Funds which agree that they are purchasing the securities for investment and not with a view to public distribution. Any resale must also generally be made in an exempt transaction. Section 4(2) securities are normally resold to other institutional investors through or with the assistance of the issuer or investment dealers who make a market in such Section 4(2) securities, thus providing liquidity. Rule 144A, a rule promulgated under Section 4(2) of the 1933 Act, provides a safe-harbor exemption from the registration requirements of the 1933 Act for resales to "qualified institutional buyers" as defined in Rule 144A. With the exception of registered broker-dealers, a qualified institutional buyer must generally own and invest on a discretionary basis at least $100 million in securities.

The Advisor may deem Section 4(2) securities liquid if it believes that, based on the trading markets for such security, such security can be disposed of within seven days in the ordinary course of business at approximately the amount at which a Fund has valued the security. In making such determination, the following factors, among others, may be deemed relevant: (i) the credit quality of the issuer; (ii) the frequency of trades and quotes for the security; (iii) the number of dealers willing to purchase or sell the security and the number of other potential purchasers; (iv) dealer undertakings to make a market in the security; and (v) the nature of the security and the nature of market-place trades.

Treatment of Section 4(2) securities as liquid could have the effect of decreasing the level of a Fund's liquidity to the extent that qualified institutional buyers become, for a time, uninterested in purchasing these securities.

<u>Investment Companies.</u>   The Funds may invest in securities issued by other investment companies, including, but not limited to, money market investment companies, within the limits prescribed by the 1940 Act. As a shareholder of another investment company, a Fund would bear, along with other shareholders, its pro rata portion of the expenses of such other investment company, including advisory fees. These expenses would be in addition to the advisory and other expenses that a Fund bears directly in connection with its own operations, and may represent a duplication of fees to Shareholders of a Fund.

<u>Lending of Portfolio Securities.</u> The Funds from time to time, may lend portfolio securities to broker-dealers, banks or institutional borrowers of securities. The Funds must receive 100% collateral, in the form of cash or U.S. Government securities, or other collateral. This collateral must be valued daily, and should the market value of the loaned securities increase, the borrower must furnish additional collateral to the lender. During the time portfolio securities are on loan, the borrower pays the lender any dividends or interest paid on such securities. Loans are subject to termination by the lender or the borrower at any time. While a Fund does not have the right to vote securities on loan, each intends to terminate the loan and regain the right to vote if that is considered important with respect to the investment. In the event the borrower defaults on its obligation to a Fund, it could experience delays in recovering its securities and possible capital losses. The Funds will only enter into loan arrangements with broker-dealers, banks or other institutions determined to be creditworthy under guidelines established by the Board of Trustees.

<u>Convertible Securities.</u> The Funds may invest in convertible securities. Convertible securities are fixed income securities that may be exchanged or converted into a predetermined number of the issuer's underlying common stock at the option of the holder during a specified time period. Convertible securities may take the form of convertible preferred stock, convertible bonds or debentures, units consisting of "usable" bonds and warrants or a combination of the features of several of these securities. The Funds will invest in convertible securities that are rated "BBB" by S&P and "Baa" by Moody's, or higher, at the time of investment, or if unrated, are of comparable quality.

Convertible bonds and convertible preferred stocks are fixed income securities that generally retain the investment characteristics of fixed income securities until they have been converted but also react to movements in the underlying equity securities. The holder is entitled to receive the fixed income of a bond or the dividend preference of a preferred stock until the holder elects to exercise the conversion privilege. Usable bonds are corporate bonds that can be used in whole or in part, customarily at full face value, in lieu of cash to purchase the issuer's common stock.

When owned as part of a unit along with warrants, which are options to buy the common stock, they function as convertible bonds, except that the warrants generally will expire before the bond's maturity. Convertible securities are senior to equity securities, and, therefore, have a claim to assets of the corporation prior to the holders of common stock in the case of liquidation. However, convertible securities are generally subordinated to similar non-convertible securities of the same company. The interest income and dividends from convertible bonds and preferred stocks provide a stream of income with generally higher yields than common stocks, but lower than non-convertible securities of similar quality.

A Fund will exchange or convert the convertible securities held in its portfolio into shares of the underlying common stock in instances in which, in the opinion of the Advisor, the investment characteristics of the underlying common shares will assist the Fund in achieving its investment objective. Otherwise, a Fund will hold or trade the convertible securities. In selecting convertible securities for the Funds, the Advisor evaluates the investment characteristics of the convertible security as a fixed income instrument, and the investment potential of the underlying equity security for capital appreciation. In evaluating these matters with respect to a particular convertible security, Fifth Third may consider numerous factors, including the economic and political outlook, the value of the security relative to other investment alternatives, trends in the determinants of the issuer's profits, and the issuer's management capability and practices.

As with all fixed income securities, the market values of convertible securities tend to increase when interest rates decline and, conversely, tend to decline when interest rates increase.

Warrants. The Funds may purchase warrants and similar rights, which are privileges issued by corporations enabling the owners to subscribe to and purchase a specified number of shares of the corporation at a specified price during a specified period of time. The purchase of warrants involves the risk that a Fund could lose the purchase value of a warrant if the right to subscribe to additional shares is not exercised prior to the warrant's expiration. Also, the purchase of warrants involves the risk that the effective price paid for the warrant added to the subscription price of the related security may exceed the value of the subscribed security's market price such as when there is no movement in the level of the underlying security.

Repurchase Agreements. Securities held by the Funds may be subject to repurchase agreements. Under the terms of a repurchase agreement, a Fund would acquire securities from member banks of the Federal Deposit Insurance Corporation and registered broker-dealers that the Advisor deem creditworthy under guidelines approved by the Board of Trustees, subject to the seller's agreement to repurchase such securities at a mutually agreed-upon date and price, which includes interest negotiated on the basis of current short-term rates. The seller under a repurchase agreement will be required to maintain at all times the value of collateral held pursuant to the agreement at not less than the repurchase price (including accrued interest). If the seller were to default on its repurchase obligation or become insolvent, the Fund would suffer a loss to the extent that the proceeds from a sale of the underlying portfolio securities were less than the repurchase price under the agreement. Securities subject to repurchase agreements will be held by the Fund's custodian or another qualified custodian, as appropriate, or in the Federal Reserve/Treasury book-entry system.

Reverse Repurchase Agreements. The Funds may also enter into reverse repurchase agreements in accordance with applicable investment restrictions. Pursuant to such reverse repurchase agreements, a Fund would sell certain of its securities to financial institutions such as banks and broker-dealers, and agree to repurchase them at a mutually agreed upon date and price. At the time a Fund enters into a reverse repurchase agreement, it will segregate assets such as U.S. Government securities or other liquid securities consistent with its investment restrictions having a value equal to the repurchase price (including accrued interest), and will subsequently continually monitor the account to ensure that such equivalent value is maintained at all times. Reverse repurchase agreements involve the risk that the market value of securities to be purchased by a Fund may decline below the price at which it is obligated to repurchase the securities, or that the other party may default on its obligation, so that a Fund is delayed or prevented from completing the transaction.

Futures Contracts and Options Thereon. The Funds may enter into contracts for the future delivery of securities and futures contracts based on a specific security, class of securities, interest rate, index, and may purchase or sell options on any such futures contracts and engage in related closing transactions. A futures contract on a securities index is an agreement obligating either party to pay, and entitling the other party to receive, while the contract is outstanding, cash payments based on the level of a specified securities index. Each Fund may engage in such futures transactions in an effort to hedge against market risks and to manage its cash position, but not for leveraging purposes. This investment technique is designed primarily to hedge against anticipated future changes in market conditions which otherwise might adversely affect the value of securities which these Funds hold or intend to purchase. For example, when interest rates are expected to rise or market values of portfolio securities are expected to fall, a Fund can seek through the sale of futures contracts to offset a decline in the value of its portfolio securities. When interest rates are expected to fall or market values are expected to rise, a Fund, through the purchase of such contracts, can attempt to secure better rates or prices than might later be available in the market when it effects anticipated purchases.

The acquisition of put and call options on futures contracts will, respectively, give a Fund the right (but not the obligation), for a specified price, to sell or to purchase the underlying futures contract, upon exercise of the option, at any time during the option period.

The value of a Fund's contracts may equal or exceed 100% of its total assets, although it will not purchase or sell a futures contract unless immediately following such sale or purchase the aggregate amount of margin deposits on its existing futures positions plus the amount of premiums paid for related futures options entered into for other than bona fide hedging purposes is 5% or less of the its net assets. Futures transactions will be limited to the extent necessary to maintain the qualification of these Funds as a regulated investment companies.

The Funds also may purchase and sell put and call options on futures contracts. An option on a futures contract gives the purchaser the right, but not the obligation, in return for the premium paid, to assume (in the case of a call) or sell (in the case of a put) a position in a specified underlying futures contract (which position may be a long or short position) a specified exercise price at any time during the option exercise period. Sellers of options on futures contracts, like buyers and sellers of futures contracts, make an initial margin deposit and are subject to calls for variation margin.

Futures transactions involve brokerage costs and require a Fund to segregate liquid assets, such as cash, U.S. Government securities or other liquid securities to cover its obligation under such contracts. There is a possibility that a Fund may lose the expected benefit of futures transactions if interest rates or securities prices move in an unanticipated manner. Such unanticipated changes may also result in poorer overall performance than if a Fund had not entered into any futures transactions. In addition, the value of futures positions may not prove to be perfectly or even highly correlated with the value of its portfolio securities, limiting a Fund's ability to hedge effectively against interest rate and/or market risk and giving rise to additional risks. There is no assurance of liquidity in the secondary market for purposes of closing out futures positions.

Regulatory Restrictions. As required by the Securities and Exchange Commission, when purchasing or selling a futures contract or writing a put or call option, a Fund will segregate cash or liquid securities equal to the value of such contracts.

To the extent required to comply with Commodity Futures Trading Commission Regulation 4.5 and thereby avoid being classified as a "commodity pool operator," a Fund will not enter into a futures contract or purchase an option thereon if immediately thereafter the initial margin deposits for futures contracts held by the Fund plus premiums paid by it for open options on futures would exceed 5% of such Fund's total assets. A Fund will not engage in transactions in financial futures contracts or options thereon for speculation, but only to attempt to hedge against changes in market conditions affecting the values of securities which a Fund holds or intends to purchase. When futures contracts or options thereon are purchased to protect against a price increase on securities intended to be purchased later, it is anticipated that at least 25% of such intended purchases will be completed. When other futures contracts or options thereon are purchased, the underlying value of such contracts will at all times not exceed the sum of: (1) accrued profit on such contracts held by the broker; (2) cash or high quality money market instruments set aside in an identifiable manner; and (3) cash proceeds from investments due in 30 days.

INVESTMENT RESTRICTIONS

The following investment restrictions may be changed with respect to a particular Fund only by a vote of a majority of the outstanding Shares of that Fund (as defined under "ADDITIONAL INFORMATION—Vote of a Majority of the Outstanding Shares" in this SAI).

The Funds will not:

1. Purchase any securities which would cause more than 25% of the value of the Fund's total assets at the time of purchase to be invested in securities of one or more issuers conducting their principal business activities in the same industry, provided that: (a) there is no limitation with respect to obligations issued or guaranteed by the U.S. Government or its agencies or instrumentalities and repurchase agreements secured by obligations of the U.S. Government or

its agencies or instrumentalities; (b) wholly owned finance companies will be considered to be in the industries of their parents if their activities are primarily related to financing the activities of their parents; and (c) utilities will be divided according to their services. For example, gas, gas transmission, electric and gas, electric and telephone will each be considered a separate industry;

2.   Borrow money or issue senior securities, except as permitted under the Investment Company Act of 1940, as amended, and as interpreted, modified or otherwise permitted by regulatory authority having jurisdiction from time to time;

3.   Make loans, except as permitted under the Investment Company Act of 1940, as amended, and as interpreted, modified or otherwise permitted by regulatory authority having jurisdiction from time to time;

4.   Underwrite securities issued by other persons, except to the extent that a Fund may be deemed to be an underwriter under certain securities laws in the disposition of "restricted securities";

5.   Purchase or sell commodities or commodities contracts, except to the extent disclosed in the current Prospectus and/or SAI of the Fund; and

6.   Purchase or sell real estate (although investments in marketable securities of companies engaged in such activities and securities secured by real estate or interests therein are not prohibited by this restriction).

The following additional investment restriction is not a fundamental policy and therefore may be changed without the vote of a majority of the outstanding Shares of a Fund. Except as provided in the fundamental policies described above, the Funds may not:

1.   Purchase or otherwise acquire any securities if, as a result, more than 15% of a Fund's net assets would be invested in securities that are illiquid.

If any percentage restriction described above is satisfied at the time of purchase, a later increase or decrease in such percentage resulting from a change in net asset value will not constitute a violation of such restriction. However, should a change in net asset value or other external events cause a Fund's investments in illiquid securities to exceed the limitation set forth in such Fund's Prospectus, that Fund will act to cause the aggregate amount of illiquid securities to come within such limit as soon as reasonably practicable. In such an event, however, that Fund would not be required to liquidate any portfolio securities where the Fund would suffer a loss on the sale of such securities.

Portfolio Turnover

Changes may be made in a Fund's portfolio consistent with the investment objective and policies of the Fund whenever such changes are believed to be in the best interests of the Fund and its Shareholders, and each Fund will be managed without regard to its portfolio turnover rate. The portfolio turnover rate for the Funds may vary greatly from year to year as well as within a particular year, and may be affected by cash requirements for redemptions of Shares. High portfolio turnover rates will generally result in higher transaction costs to a Fund, including brokerage commissions.

The portfolio turnover rate for each Fund is calculated by dividing the lesser of a Fund's purchases or sales of portfolio securities for the year by the monthly average value of the securities. The Securities and Exchange Commission requires that the calculation exclude all securities whose remaining maturities at the time of acquisition are one year or less.

NET ASSET VALUE

The net asset value of each Fund is determined and the Shares of each Fund are priced on each Business Day of the Trust (other than a day on which there are insufficient changes in the value of a Fund's portfolio securities to materially affect the Fund's net asset value or a day on which no Shares of the Fund are tendered for redemption and no order to purchase any Shares is received). A "Business Day" is a day on which the New York Stock Exchange, Inc. ("NYSE") is open for trading. Currently, the NYSE is closed on the following holidays: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving, and Christmas.

Valuation of the Funds

Portfolio securities, the principal market for which is a securities exchange, generally will be valued at the closing sales price on that exchange on the day of computation, or, if there have been no sales during such day, at the latest bid quotation. Portfolio securities, the principal market for which is not a securities exchange, generally will be valued at their latest bid quotation in such principal market. If no such bid price is available, then such securities will be valued in good faith at their respective fair market values using methods determined by or under the supervision of the Board of Trustees. Foreign securities generally are valued based on quotations from the primary market in which they are traded and are translated from the local currency into U.S. dollars using current exchange rates. The value of foreign securities may be affected significantly on a day that the NYSE is closed and an investor is not able to purchase or redeem shares. Shares of investment companies are valued on the basis of their net asset values, subject to any applicable sales charge. Portfolio securities with a remaining maturity of 60 days or less will be valued either at amortized cost or original cost plus accrued interest, which approximates current value.

All other assets and securities, including securities for which market quotations are not readily available, will be valued at their fair market value as determined in good faith under the general supervision of the Board of Trustees. If a significant market event impacting the value of a portfolio security occurs subsequent to the close of trading in the security, but prior to the calculation of a Fund's net asset value per share, market quotations for that security may not be readily available. If the impact of such a significant market event materially affects the net asset value per share of a Fund, an affected portfolio security will be valued at fair market value as determined in good faith under the general supervision of the Board of Trustees.

ADDITIONAL PURCHASE AND REDEMPTION INFORMATION

The Shares of the Funds are sold on a continuous basis by the Fund's distributor, and the distributor has agreed to use appropriate efforts to solicit all purchase orders. The public offering price of Shares of the Funds is their net asset value per Share.

The Trust may suspend the right of redemption or postpone the date of payment for Shares during any period when (a) trading on the NYSE is restricted by applicable rules and regulations of the Securities and Exchange Commission, (b) the NYSE is closed for other than customary weekend and holiday closings, (c) the Securities and Exchange Commission has by order permitted such suspension, or (d) an emergency exists as a result of which (i) disposal by the Trust of securities owned by it is not reasonably practical or (ii) it is not reasonably practical for the Trust to determine the fair market value of its net assets.

Shares may be redeemed without charge on any day that net asset value is calculated. All redemption orders are effected at the net asset value per Share next determined after receipt by the distributor (or other agent of a Fund) of a redemption request. Payment for Shares redeemed normally will be made within seven days.

The Trust intends to pay cash for all Shares redeemed, but under conditions which make payment in cash unwise, such as large-scale redemptions or market illiquidity, payment may be made wholly or partly in portfolio securities at their then market value equal to the redemption price. In such cases, a Shareholder may incur brokerage costs in converting such securities to cash.

Variable Contract Owners do not deal directly with the Funds to purchase, redeem, or exchange Shares, and Variable Contract Owners should refer to the prospectus for the applicable Separate Account for information on the allocation of premiums and on transfers of accumulated value among sub-accounts of the pertinent Separate Account that invests in the Funds.

Each Fund reserves the right to discontinue offering Shares at any time. In the event that a Fund ceases offering its Shares, any investments allocated to the Fund will, subject to any necessary regulatory approvals, be invested in another portfolio of the Trust deemed appropriate by the Trustees.

MANAGEMENT OF THE TRUST

Management Information

The names of the Trustees, their addresses, ages, positions, principal occupation(s) during the past five years, number of portfolios in the fund complex overseen, and other directorships held by each Trustee and executive officer who is an "interested person" (as defined in the 1940 Act) and each non-interested Trustee are set forth below:

Trustees

Name, Address, and Age	Position(s) Held with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Trusteeships Held by Trustee
Non-Interested Trustees					
James H. Woodward University of North Carolina at Charlotte 9201 University City Blvd. Charlotte, NC 28223 Birthdate: 11/24/1939	Trustee	Indefinite 4/97 to present	Chancellor, University of North Carolina at Charlotte— 7/89 to present	25	J.A. Jones, Inc.
Michael Van Buskirk 3435 Stelzer Road Columbus, Oh 43219 Birthdate: 02/22/1947	Trustee	Indefinite 4/97 to present	Chief Executive Officer, Ohio Bankers Assoc. (industry trade association)— 5/91 to present	25	Coventry Corporation
Interested Trustees					
Walter B. Grimm[1] 3435 Stelzer Road Columbus, Oh 43219 Birthdate: 06/30/1945	Trustee	Indefinite 4/97 to present	Employee of BISYS Fund Services—6/92 to present	25	1st Source Monogram Funds American Performance Brenton Mutual Funds Counter Bond Fund Kensington Funds Performance Funds Trust The Shelby Funds United American Cash Reserves UST of Boston

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[1]   Mr. Grimm may be deemed to be an "interested person," as defined by the Investment Company Act of 1940, because of his employment with BISYS Fund Services.

Executive Officers

Name, Address, and Age	Position(s) Held with Trust	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years
Walter B. Grimm 3435 Stelzer Road Columbus, Oh 43219 Age: 56	President and Chairman of the Board	Indefinite 4/97 to present	Employee of BISYS Fund Services (6/92 to present)
Gregory Maddox Columbia Square Suite 500 1230 Columbia St San Diego, CA 92101 Age: 34	Vice President and Assistant Secretary	Indefinite 4/97 to present	Employee of BISYS Fund Services (4/91 to present).
Charles L. Booth 3435 Stelzer Road, Columbus, OH 43219 Age: 42	Vice President and Assistant Secretary	Indefinite 4/99 to present	Employee of BISYS Fund Services (4/91 to present).
Jeffrey Cusick 3435 Stelzer Road, Columbus, OH 43219 Age: 42	Vice President	Indefinite 11/01 to present	Employee of BISYS Fund Services (7/95 to present).
Alaina Metz 3435 Stelzer Road, Columbus, OH 43219 Age: 35	Secretary	Indefinite 4/97 to present	Employee of BISYS Fund Services (6/95 to present).
Steven Pierce 3435 Stelzer Road, Columbus, OH 43219 Age: 36	Treasurer	Indefinite 8/01 to present	Employee of BISYS Fund Services (4/99 to present); Manager of Investment Operations, CNA Insurance (10/96 to 4/99).
Nimish Bhatt 3435 Stelzer Road, Columbus, OH 43219 Age: 38	Principal Financial and Accounting Officer and Comptroller	Indefinite 11/98 to present	Employee of BISYS Fund Services (7/96 to present).

Board of Trustees

Overall responsibility for management of the Trust rests with its Board of Trustees, who are elected by the Shareholders of the Trust. The Trustees elect the officers of the Trust to supervise actively its day-to-day operations.

Valuation Committee

The Board of Trustees has a Valuation Committee whose function is to monitor the valuation of portfolio securities and other investments and, as required by the Trust's valuation policies, when the Board is not in session it shall determine the fair value of portfolio holdings after consideration of all relevant factors, which determinations shall be reported to the full Board. The Valuation Committee currently consists of Messrs. Van Buskirk, Grimm, Pierce, and Ms. Metz. The Valuation Committee held no meetings during the last year.

Listed below for each Trustee is a dollar range of securities beneficially owned in the Funds together with the aggregate dollar range of equity securities in all registered investment companies overseen by each Trustee that are in the same family of investment companies as the Trust, as of December 31, 2001.

Name of Trustee	Dollar Range of Equity Securities in the Trust	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies
James H. Woodward	none	none
Michael Van Buskirk	none	none
Walter B. Grimm	none	none

As of January 1, 2002, the Trustees and officers of the Trust, as a group, owned Variable Contracts that entitled them to give voting instructions with respect to less than one percent of the Shares of any portfolio of the Trust.

No non-interested Trustee (or an immediate family member thereof) had any direct or indirect interest, the value of which exceeds $60,000, in the Advisor, the principal underwriter of the Trust, or any entity controlling, controlled by or under common control with the Advisor or the principal underwriter of the Trust (no including registered investment companies). Set forth in the table below is information regarding each non-interested Trustee's (and his immediate family members') share ownership in securities of the Advisor, the principal underwriter of the Trust, and any entity controlling, controlled by or under common control with the Advisor or principal underwriter of the Trust (not including registered investment companies).

Name of Trustee	Name of Owners and Relationships to Trustee	Company	Title of Class	Value of Securities	Percent of Class
James H. Woodward	none	none	none	none	none
Michael Van Buskirk	none	none	none	none	none

No non-interested Trustee or immediate family member has during the two most recently completed calendar years had: (i) any material interest, direct or indirect, in any transaction or series of similar transactions, in which the amount involved exceeds $60,000; (ii) any securities interest in the principal underwriter of the Trust or the Advisor or their affiliates (other than the Trust); or (iii) any direct or indirect relationship of any nature, in which the amount involved exceeds $60,000, with:

- the Funds;

- an officer of the Funds;

- an investment company, or person that would be an investment company but for the exclusions provided by sections 3(c)(1) and 3(c)(7) of the 1940 Act, having the same investment advisor or principal underwriter as the Funds or having an investment advisor or principal underwriter that directly or indirectly controls, is controlled by, or is under common control with the Advisor or principal underwriter of the Funds;

- an officer of an investment company, or a person that would be an investment company but for the exclusions provided by sections 3(c)(1) and 3(c)(7) of the 1940 Act, having the same investment advisor or principal underwriter as the Funds or having an investment advisor or principal underwriter that directly or indirectly controls, is controlled by, or is under common control with the Advisor or principal underwriter of the Funds;

- the Advisor or principal underwriter of the Funds,

- an officer of the Advisor or principal underwriter of the Funds;

- a person directly or indirectly controlling, controlled by, or under common control with the Advisor or principal underwriter of the Funds; or

- an officer of a person directly or indirectly controlling, controlled by, or under common control with the Advisor or principal underwriter of the Funds.

Trustee Compensation

The Trust pays each Trustee who is not an employee of BISYS or its affiliates a retainer fee at the rate of $500 per calendar quarter, reasonable out-of-pocket expenses, $750 for each regular meeting of the Board of Trustees attended in person, and $250 for each regular meeting of the Board of Trustees attended by telephone. The Trust also pays each such Trustee $750 for each special meeting of the Board of Trustees attended in person, and $250 for each special meeting of the Board of Trustees attended by telephone. For the fiscal year ended December 31, 2001, the Trust paid the following compensation to the Trustees of the Trust:

Name of Person, Position	Aggregate Compensation From Fund	Pension or Retirement Benefits Accrued as Part of Funds Expenses*	Estimated Annual Benefits Upon Retirement	Total Compensation From Fund and Fund Complex** Paid to Directors
James H. Woodward, Trustee	$4,000	None	None	$4,000
Michael Van Buskirk, Trustee	$4,000	None	None	$4,000
Walter B. Grimm, Trustee	$0	None	None	$ 0

* The Trust does not accrue pension or retirement benefits as part of Fund expenses, and Trustees of the Trust are not entitled to benefits upon retirement from the Board of Trustees.

** The Fund Complex consisted of the Trust, The BB&T Funds, AmSouth Funds, HSBC Mutual Funds Trust, HSBC Funds Trust, and the Fifth Third Funds.

The officers of the Trust receive no compensation directly from the Trust for performing the duties of their offices. BISYS Fund Services Ohio, Inc. receives fees from the Trust for providing certain administration, fund accounting and transfer agency services.

Advisor

Subject to the general supervision of the Trust's Board of Trustees and in accordance with the Fund's investment objective and restrictions, investment advisory services are provided to each Fund by Fifth Third Asset Management Inc., 38 Fountain Square Plaza, Cincinnati, Ohio 45263, pursuant to an Investment Advisory Agreement dated April 1, 2002 (the "Investment Advisory Agreement").

Under the Investment Advisory Agreement, Fifth Third has agreed to provide, either directly or through one or more sub-advisors, investment advisory services for each of the Funds as described in the Prospectus and this SAI. For the services provided and expenses assumed pursuant to the Investment Advisory Agreement, each of the Funds is obligated to pay the Advisor a fee, computed daily and paid monthly, at the following annual rates, calculated as a percentage of the average daily net assets of such Fund: 0.70% for the Quality Growth Fund, 0.80% for the Balanced Fund, 0.80% for the Mid Cap Fund, and 0.80% for the Disciplined Value

Fund. For the period from January 26, 2001 (commencement of operations) through December 31, 2001, the Quality Growth Fund incurred investment advisory fees equal to $3,251, of which $3,251 was waived or reimbursed by the Advisor.

Unless sooner terminated, the Investment Advisory Agreement continues in effect as to a particular Fund for an initial term of up to two years, and thereafter for successive one-year periods if such continuance is approved at least annually by the Board of Trustees or by vote of a majority of the outstanding Shares of such Fund and a majority of the Trustees who are not parties to the Investment Advisory Agreement or interested persons (as defined in the 1940 Act) of any party to the Investment Advisory Agreement by votes cast in person at a meeting called for such purpose. The Investment Advisory Agreement is terminable as to a particular Fund at any time on 60 days' written notice without penalty by the Trustees, by vote of a majority of the outstanding Shares of that Fund, or by the Advisor. The Investment Advisory Agreement also terminates automatically in the event of any assignment, as defined in the 1940 Act.

The Investment Advisory Agreement provides that the Advisor shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust in connection with the performance of its duties, except a loss resulting from a breach of fiduciary duty with respect to the receipt of compensation for services or a loss resulting from willful misfeasance, bad faith, or gross negligence on the part of the Advisor in the performance of its duties, or from reckless disregard of its duties and obligations thereunder.

From time to time, advertisements, supplemental sales literature, and information furnished to present or prospective Shareholders of the Fund may include descriptions of the Advisor including, but not limited to, (i) descriptions of the Advisor's operations; (ii) descriptions of certain personnel and their functions; and (iii) statistics and rankings related to the Advisor's operations.

The Investment Advisory Agreement has been approved by the Board of Trustees with respect to each Fund. In determining whether it was appropriate to approve the Investment Advisory Agreement, the Board of Trustees requested information, provided by the Advisor, that it believed to be reasonably necessary to reach its conclusion. The Board of Trustees carefully evaluated this information, and was advised by legal counsel with respect to its deliberations. Based on its review of the information requested and provided, the Board of Trustees determined that the Investment Advisory Agreement is consistent with the best interests of each Fund to which it applies and its shareholders, and enables each Fund to receive high quality services at a cost that is appropriate, reasonable, and in the best interests of the Funds and their shareholders. The Board of Trustees made these determinations on the basis of the following considerations, among others:

- The investment advisory fees payable to the Advisor under the Investment Advisory Agreement are fair and reasonable in light of the services to be provided, the anticipated costs of these services, the profitability of the Advisor's relationship with the Funds, and the comparability of the proposed fee to fees paid by comparable mutual funds;

- With respect to the Quality Growth Fund, the Investment Advisory Agreement did not increase current investment advisory fees or overall operating expenses of the Fund over historical fee and expense levels;

- With respect to the Quality Growth Fund, the Investment Advisory Agreement permitted the continuity of the Fund's current portfolio manager and other persons responsible for management of the Fund, which should help ensure continuity of management and consistency of performance;

- The nature, quality and extent of the investment advisory services expected to be provided by the Advisor, in light of the high quality services provided to the other mutual funds advised by the Advisor and their historic performance, including achievement of stated investment objectives;

- The Advisor's representations regarding its staffing and capabilities to manage the Funds, including the retention of personnel with significant portfolio management experience;

- The Advisor's entrepreneurial commitment to the management and success of the Funds, which could entail a substantial commitment of resources to the successful operation of the Funds; and

- The overall high quality of the personnel, operations, financial condition, investment management capabilities, methodologies, and performance of the Advisor.

Accordingly, in light of the above considerations and such other factors and information it considered relevant, the Board of Trustees unanimously approved the Investment Advisory Agreement with respect to each Fund.

Portfolio Transactions

The Advisor determines, subject to the general supervision of the Board of Trustees and in accordance with each Fund's investment objective and restrictions, which securities are to be purchased and sold by a Fund, and which brokers or dealers are to be eligible to execute such Fund's portfolio transactions.

Purchases and sales of portfolio securities which are debt securities usually are principal transactions in which portfolio securities are normally purchased directly from the issuer or from an underwriter or market maker for the securities. Purchases from underwriters of portfolio securities generally include a commission or concession paid by the issuer to the underwriter, and purchases from dealers serving as market makers may include the spread between the bid and asked price. Transactions on stock exchanges involve the payment of negotiated brokerage commissions. Transactions in the over-the-counter market are generally principal transactions with dealers. With respect to the over-the-counter market, a Fund, where possible, will deal directly with dealers who make a market in the securities involved except in those circumstances where best execution is available elsewhere or through use of a broker.

Unless otherwise directed by the Board of Trustees, allocation of transactions, including their frequency, to various brokers and dealers is determined in good faith by the Advisor in its best judgment and in a manner deemed fair and reasonable to Shareholders. In selecting a broker or dealer, the Advisor may evaluate a wide range of criteria, including the commission rate or dealer mark-up, execution capability, the broker's/dealer's positioning and distribution capabilities, back office efficiency, ability to handle difficult trades, financial stability, reputation, prior performance, and, in the case of brokerage commissions, research. The primary consideration is the broker's ability to provide "best execution," which is the best overall qualitative execution of the Fund's brokerage transactions, so that the total costs or proceeds to the Funds are the most favorable under the circumstances. Subject to this consideration, brokers and dealers who provide supplemental investment research to the Advisor may receive orders for transactions on behalf of a Fund. Research may include brokers' analyses of specific securities, performance and technical statistics, and information databases. It may also include maintenance research, which is the information that keeps the Advisor informed concerning overall economic, market, political and legal trends. Under some circumstances, the Advisor's evaluation of research and other broker selection criteria may result in one or a few brokers executing a substantial percentage of a Fund's trades. This might occur, for example, where a broker can provide best execution at a cost that is reasonable in relation to its services and the broker offers unique or superior research facilities, special knowledge or expertise in a Fund's relevant markets, or access to proprietary information about companies that are a majority of a Fund's investments.

Research information so received is in addition to and not in lieu of services required to be performed by the Advisor and does not reduce the fees payable to the Advisor by a Fund. Such information may be useful to the Advisor in serving both a Fund and other clients and, conversely, supplemental information obtained by the placement of business of other clients may be useful in carrying out its obligations to a Fund. While the Advisor generally seeks competitive commissions, a Fund may not necessarily pay the lowest commission available on each brokerage transaction for the reasons discussed above.

Investment decisions for each Fund are made independently from those for any other portfolio, investment company or account managed by the Advisor. Any such other portfolio, investment company or account may also invest in the same securities as a Fund. When a purchase or sale of the same security is made at substantially the same time on behalf of a Fund and another portfolio, investment company or account, the transaction will be averaged as to price and available investments will be allocated as to amount in a manner which the Advisor believes to be equitable to the Fund(s) and such other portfolio, investment company or account. In some instances, this investment procedure may adversely affect the price paid or received by a Fund or the size of the position obtained by a Fund. To the extent permitted by law, the Advisor may aggregate the securities to be sold by or purchased for a Fund with those to be sold or purchased for other portfolios, investment companies or accounts in order to obtain best execution.

For the period from January 26, 2001 (commencement of operations) through December 31, 2001, the Quality Growth Fund paid aggregate brokerage commissions equal to $1,752.

Federal Banking Law

The Gramm-Leach-Bliley Act of 1999 repealed certain provisions of the Glass-Steagall Act that had previously restricted the ability of banks and their affiliates to engage in certain mutual fund activities. Nevertheless, the Advisor's activities remain subject to, and may be limited by, applicable federal banking law and regulations. The Advisor believes that it possesses the legal authority to perform the services for the Funds contemplated by the Prospectus, this SAI, and the Investment Advisory Agreements without violation of applicable statutes and regulations. If future changes in these laws and regulations were to limit the ability of the Advisor to perform these services, the Board of Trustees would review the Trust's relationship with the Advisor and consider taking all action necessary in the circumstances, which could include recommending to Shareholders the selection of another qualified advisor or, if that course of action appeared impractical, that a Fund be liquidated.

Administrator

BISYS Fund Services Ohio, Inc. ("BISYS Ohio" or "Administrator"), 3435 Stelzer Road, Columbus, Ohio 43219-3035, serves as general manager and administrator to the Trust pursuant to a Management and Administration Agreement dated March 1, 1999 (the "Administration Agreement"). Prior to that date, BISYS Fund Services ("BISYS") served as general manager and administrator to the Trust. The Administrator assists in supervising all operations of each Fund (other than those performed by the Advisor under the Investment Advisory Agreement, by BISYS Ohio as fund accountant and dividend disbursing agent, and by the Funds' custodian.

Under the Administration Agreement, the Administrator has agreed to maintain office facilities for the Trust; furnish statistical and research data, clerical and certain bookkeeping services and stationery and office supplies; prepare the periodic reports to the Securities and Exchange Commission on Form N-SAR or any replacement forms therefor; compile data for, prepare for execution by the Funds and file certain federal and state tax returns and required tax filings; prepare compliance filings pursuant to state laws with the advice of the Trust's counsel; keep and maintain the financial accounts and records of the Funds, including calculation of daily expense accruals; and generally assist in all aspects of the Trust's operations other than those performed by the Advisor under the Investment Advisory Agreement, by the other investment advisors of the Trust's portfolios, by the fund accountant and dividend disbursing agent, and by the Funds' custodians. Under the Administration Agreement, the Administrator may delegate all or any part of its responsibilities thereunder.

The Administrator receives a fee from each Fund for its services as Administrator and expenses assumed pursuant to the Administration Agreement, calculated daily and paid periodically, equal to the lesser of (a) a fee calculated at the annual rate of 0.045% of each Fund's average daily net assets, or (b) such other fee as may from time to time be agreed upon by the Trust and the Administrator. The Administrator may voluntarily reduce all or a portion of its fee with respect to any Fund in order to increase the net income of one or more of the Funds available for distribution as dividends. For the period from January 26, 2001 (commencement of operations) through December 31, 2001, the Quality Growth Fund incurred administration fees equal to $209, of which $0 was waived or reimbursed by BISYS.

The Administration Agreement is terminable with respect to a particular Fund upon mutual agreement of the parties to the Administration Agreement, upon notice given at least 60 days prior to the expiration of the Agreement's then-current term, and for cause (as defined in the Administration Agreement) by the party alleging cause, on no less than 60 days' written notice by the Board of Trustees or by the Administrator.

The Administration Agreement provides that the Administrator shall not be liable for any error of judgment or mistake of law or any loss suffered by the Trust in connection with the matters to which the Administration Agreement relates, except a loss resulting from willful misfeasance, bad faith, or gross negligence in the performance of its duties, or from the reckless disregard by the Administrator of its obligations and duties thereunder.

Expenses

The Advisor and the Administrator each bears all expenses in connection with the performance of its services other than the cost of securities (including brokerage commissions) purchased for the Funds. The Funds will bear the following expenses relating to their operations: taxes, interest, fees of the Trustees of the Trust, Securities and Exchange Commission fees, outside auditing and legal expenses, advisory and administration fees, fees and out-of-pocket expenses of the custodians and fund accountant, certain insurance premiums, costs of maintenance of the Trust's existence, costs of Shareholders' reports and meetings, and any extraordinary expenses incurred in the Funds' operations. Any expense reimbursements will be estimated daily and reconciled and paid on a monthly basis. Fees imposed upon customer accounts for cash management services are not included within Trust expenses for purposes of any such expense limitation.

Distributor

BISYS serves as distributor to the Trust pursuant to the Distribution Agreement dated June 1, 1997 (the "Distribution Agreement"). As a distributor, BISYS acts as agent for the Funds in the distribution of their Shares and, in such capacity, advertises and pays the cost of advertising, office space and personnel involved in such activities. BISYS serves as distributor without remuneration from the Funds. Unless otherwise terminated, the Distribution Agreement continues for successive one-year periods if approved at least annually (i) by the Board of Trustees or by the vote of a majority of the outstanding Shares of the Trust, and (ii) by the vote of a majority of the Trustees who are not parties to the Distribution Agreement or interested persons (as defined in the 1940 Act) of any party to the Distribution Agreement, cast in person at a meeting called for the purpose of voting on such approval. The Distribution Agreement may be terminated in the event of any assignment, as defined in the 1940 Act.

Custodian, Transfer Agent and Fund Accounting Services

Fifth Third Bank has been retained, pursuant to a Custodian Agreement, to act as custodian for the Fund. Fifth Third Bank's address is 38 Fountain Square Plaza, Cincinnati, Ohio 45263. Under the Custodian Agreement, the Custodian maintains a custody account or accounts in the name of the Fund; receives and delivers all assets for the Fund upon purchase and upon sale or maturity; collects and receives all income and other payments and distributions on account of the assets of the Fund; pays all expenses of the Fund; and receives and pays out cash for purchases and redemptions of shares of the Fund and pays out cash if requested for dividends on shares of the Fund. Under the Custodian Agreement, the Fund has agreed to pay the Custodian for furnishing custodian services a fee for certain administration and transaction charges and out-of-pocket expenses.

BISYS Ohio serves as transfer agent and dividend disbursing agent for the Trust pursuant to an agreement dated as of March 1, 1999. Under this agreement, BISYS Ohio performs the following services, among others: maintenance of Shareholder records for each of the Trust's Shareholders of record; processing Shareholder purchase and redemption orders; processing transfers and exchanges of Shares on the Shareholder files and records; processing dividend payments and reinvestments; and assistance in the mailing of Shareholder reports and proxy solicitation materials.

In addition, BISYS Ohio provides certain fund accounting services to the Trust pursuant to a Fund Accounting Agreement dated March 1, 1999. Under the Fund Accounting Agreement, BISYS Ohio maintains the accounting books and records for the Fund, including journals containing an itemized daily record of all purchases and sales of portfolio securities, all receipts and disbursements of cash and all other debits and credits, general and auxiliary ledgers reflecting all asset, liability, reserve, capital, income and expense accounts, including interest accrued and interest received, and other required separate ledger accounts; maintains a monthly trial balance of all ledger accounts; performs certain accounting services for the Fund, including calculation of the daily net asset value per Share, calculation of the dividend and capital gain distributions, if any, and of yield, reconciliation of cash movements with the custodian, affirmation to the custodian of portfolio trades and cash settlements, verification and reconciliation with the custodian of daily trade activity; provides certain reports; obtains dealer quotations, prices from a pricing service or matrix prices on all portfolio securities in order to mark the portfolio to the market; and prepares an interim balance sheet, statement of income and expense, and statement of changes in net assets for the Fund.

BISYS Ohio receives an annual fee per Variable Contract Owner account, subject to certain base fees, for its services as transfer agent and, for its services as fund accountant, BISYS Ohio receives a fee, computed daily and paid periodically, at an annual rate equal to the greater of 0.02% of the Fund's average daily net assets or $15,000.

Independent Auditors

The firm of Ernst & Young LLP, 1100 Huntington Center, 42 South High Street, Columbus, Ohio 43215, serves as independent auditors for the Funds. Its services comprise auditing the Funds' financial statements and advising the Funds as to certain accounting and tax matters.

Legal Counsel

Dechert, 1775 Eye Street N.W., Washington, D.C. 20006, is counsel to the Trust and has passed upon the legality of the Shares offered hereby.

Codes of Ethics

The Trust, the Advisor, and BISYS each have adopted a code of ethics, as required by applicable law, which is designed to prevent affiliated persons of the Trust, the Advisor, and BISYS from engaging in deceptive, manipulative, or fraudulent activities in connection with securities held or to be acquired by the Funds (which may also be held by persons subject to a code). There can be no assurance that the codes will be effective in preventing such activities.

ADDITIONAL INFORMATION

Description of Shares

The Trust is a Massachusetts business trust that was organized on July 20, 1994. The Trust's Declaration of Trust was filed with the Secretary of State of the Commonwealth of Massachusetts on the same date. The Declaration of Trust, as amended and restated, authorizes the Board of Trustees to issue an unlimited number of Shares, which are units of beneficial interest, without par value. The Trust currently has multiple series of Shares which represent interests in each series of the Trust. The Trust's Declaration of Trust authorizes the Board of Trustees to divide or redivide any unissued Shares of the Trust into one or more additional series or classes by setting or changing in any one or more respects their respective preferences, conversion or other rights, voting power, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption.

Shares have no subscription or preemptive rights and only such conversion or exchange rights as the Board of Trustees may grant in its discretion. When issued for payment as described in the Prospectus and this SAI, the Trust's Shares will be fully paid and non-assessable by the Trust. In the event of a liquidation or dissolution of the Trust, Shareholders of a Fund are entitled to receive the assets available for distribution belonging to that Fund, and a proportionate distribution, based upon the relative asset values of the respective series, of any general assets not belonging to any particular series which are available for distribution.

Each Share represents an equal proportionate interest in the Fund with other Shares of the Fund, and is entitled to such dividends and distributions out of the income earned on the assets belonging to the Fund as are declared at the discretion of the Trustees. Shares are without par value.

Shareholders are entitled to one vote for each dollar of value invested and a proportionate fractional vote for any fraction of a dollar invested. Shareholders will vote in the aggregate and not by portfolio except as otherwise expressly required by law.

An annual or special meeting of Shareholders to conduct necessary business is not required by the Trust's Declaration of Trust, the 1940 Act or other authority except, under certain circumstances, to elect Trustees, amend the Declaration of Trust, approve an investment advisory agreement and to satisfy certain other requirements. To the extent that such a meeting is not required, the Trust may elect not to have an annual or special meeting.

The Trust will call a special meeting of Shareholders for purposes of considering the removal of one or more Trustees upon written request therefor from Shareholders holding not less than 10% of the outstanding votes of the Trust. At such a meeting, a quorum of Shareholders (constituting a majority of votes attributable to all outstanding Shares of the Trust), by majority vote, has the power to remove one or more Trustees. In accordance with current laws, it is anticipated that an insurance company issuing a variable contract that participates in the Fund will request voting instructions from variable contract owners and will vote shares or other voting interests in the separate account in proportion of the voting instructions received.

Rule 18f-2 under the 1940 Act provides that any matter required to be submitted to the holders of the outstanding voting securities of an investment company such as the Trust shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding Shares of each fund affected by the matter. For purposes of determining whether the approval of a majority of the outstanding Shares of a Fund will be required in connection with a matter, a Fund will be deemed to be affected by a matter unless it is clear that the interests of each fund in the matter are identical, or that the matter does not affect any interests of each Fund. Under Rule 18f-2, the approval of an investment advisory agreement or any change in investment policy submitted to Shareholders would be effectively acted upon with respect to a Fund only if approved by a majority of the outstanding Shares of such Fund. However, Rule 18f-2 also provides that the ratification of independent public accountants, the approval of principal underwriting contracts, and the election of Trustees may be effectively acted upon by Shareholders of the Trust voting without regard to Fund.

Vote of a Majority of the Outstanding Shares

As used in the Fund's Prospectus and the SAI, "vote of a majority of the outstanding Shares of the Trust or the Fund" means the affirmative vote, at an annual or special meeting of Shareholders duly called, of the lesser of (a) 67% or more of the votes of Shareholders of the Trust or the Fund present at such meeting at which the holders of more than 50% of the votes attributable to the Shareholders of record of the Trust or the Fund are represented in person or by proxy, or (b) the holders of more than 50% of the outstanding votes of Shareholders of the Trust or the Fund.

Principal Shareholders

As of April 19, 2002, Hartford Life Insurance Company owned 100% of the Quality Growth Fund, and thus may be deemed to be able to control the outcome of any matter submitted to a vote of the Shareholders of the Quality Growth Fund.

Shareholder and Trustee Liability

Under Massachusetts law, holders of units of interest in a business trust may, under certain circumstances, be held personally liable as partners for the obligations of the trust. However, the Trust's Declaration of Trust provides that Shareholders shall not be subject to any personal liability for the obligations of the Trust. The Declaration of Trust provides for indemnification out of the trust property of any Shareholder held personally liable solely by reason of his or her being or having been a Shareholder. The Declaration of Trust also provides that the Trust shall, upon request, reimburse any Shareholder for all legal and other expenses reasonably incurred in the defense of any claim made against the Shareholder for any act or obligation of the Trust, and shall satisfy any judgment thereon. Thus, the risk of a Shareholder incurring financial loss on account of Shareholder liability is limited to circumstances in which the Trust itself would be unable to meet its obligations.

The Declaration of Trust states further that no Trustee, officer, or agent of the Trust shall be personally liable in connection with the administration or preservation of the assets of the Trust or the conduct of the Trust's business; nor shall any Trustee, officer, or agent be personally liable to any person for any action or failure to act except for his own bad faith, willful misfeasance, gross negligence, or reckless disregard of his duties. The Declaration of Trust also provides that all persons having any claim against the Trustees or the Trust shall look solely to the assets of the Trust for payment.

Additional Tax Information

The following discussion summarizes certain U.S. federal tax considerations incidental to an investment in a Fund. This discussion does not purport to be complete or to deal with all aspects of federal income taxation that may be relevant. This discussion is based upon present provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the regulations promulgated thereunder, and judicial and administrative ruling authorities, all of which are subject to change, which change may be retroactive. Prospective investors should consult their own tax advisors with regard to the federal, state, local and foreign tax aspects of an investment in a Fund.

Each Fund intends to qualify annually and to elect to be treated as a regulated investment company under Subchapter M of the Code. If a Fund so qualifies, it generally will not be subject to federal income taxes to the extent that it distributes on a timely basis its investment company taxable income and its net capital gains.

To qualify as a regulated investment company, each Fund generally must, among other things: (i) derive in each taxable year at least 90% of its gross income from dividends, interest, payments with respect to securities loans, and gains from the sale or other disposition of stock, securities or foreign currencies, or other income derived with respect to its business in such stock, securities or currencies; (ii) diversify its holdings so that, at the end of each quarter of the taxable year (a) at least 50% of the market value of the Fund's assets is represented by cash, U.S. Government securities, the securities of other regulated investment companies and other securities, with such other securities of any one issuer limited for the purposes of this calculation to an amount not greater than 5% of the value of the Fund's total assets and 10% of the outstanding voting securities of such issuer, and (b) not more than 25% of the value of its total assets is invested in the securities of any one issuer (other than U.S. Government securities or the securities of other regulated investment companies); and (iii) distribute at least 90% of its investment company taxable income (which includes, among other items, dividends, interest, and net short-term capital gains in excess of any net long-term capital losses) each taxable year.

As a regulated investment company, each Fund generally will not be subject to U.S. federal income tax on its investment company taxable income and net capital gains (any net long-term capital gains in excess of the sum of net short-term capital losses and capital loss carryovers from prior years), if any, that it distributes to Shareholders. Each Fund intends to distribute to its Shareholders, at least annually, substantially all of its investment company taxable income and any net capital gains. In addition, amounts not distributed by a Fund on a timely basis in accordance with a calendar year distribution requirement may be subject to a nondeductible 4% excise tax. To avoid the tax, each Fund may be required to distribute (or be deemed to have distributed) during each calendar year, (i) at least 98% of its ordinary income (not taking into account any capital gains or losses) for the calendar year, (ii) at least 98% of its capital gains in excess of its capital losses for the twelve month period ending on October 31 of the calendar year (adjusted for certain ordinary losses), and (iii) all ordinary income and capital gains for previous years that were not distributed during such years. The excise tax generally does not apply to any regulated investment company whose shareholders are solely either tax-exempt pension trusts or separate accounts of life insurance companies funding variable contracts. Although the Funds believe they are not subject to the excise tax, each Fund intends to make its distributions in accordance with the calendar year distribution requirement. A distribution will be treated as paid on December 31 of the calendar year if it is declared by a Fund during October, November, or December of that year to Shareholders of record on a date in such a month and paid by the Fund during January of the following calendar year. Such distributions will be taxable to Shareholders (such as the Separate Accounts) for the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are actually received.

Each Fund also intends to comply with the separate diversification requirements imposed by Section 817(h) of the Code and the regulations thereunder on certain insurance company separate accounts. These requirements, which are in addition to the diversification requirements imposed on a Fund by the 1940 Act and Subchapter M of the Code, place certain limitations on assets of each insurance company separate account used to fund variable contracts. Because Section 817(h) and those regulations treat the assets of a Fund as assets of the related separate account, these regulations are imposed on the assets of a Fund. Specifically, the regulations provide that, after a one year start-up period or except as permitted by the "safe harbor" described below, as of the end of each calendar quarter or within 30 days thereafter no more than 55% of the total assets of a Fund may be represented by any one investment, no more than 70% by any two investments, no more than 80% by any three investments and no more than 90% by any four investments. For this purpose, all securities of the same issuer are considered a single investment, and each U.S. Government agency and instrumentality is considered a separate issuer. Section 817(h) provides, as a safe harbor, that a separate account will be treated as being adequately diversified if the diversification requirements under Subchapter M are satisfied and no more than 55% of the value of the account's total assets is attributable to cash and cash items (including receivables), U.S. Government securities and securities of other regulated investment companies. Failure by a Fund to both qualify as a regulated investment company and satisfy the Section 817(h) requirements would generally cause the variable contracts to lose their favorable tax status and require a contract holder to include in ordinary income any income accrued under the contracts for the current and all prior taxable years. Under certain circumstances described in the applicable Treasury regulations, inadvertent failure to satisfy the applicable diversification requirements may be corrected, but such a correction would require a payment to the Internal Revenue Service based on the tax contract holders would have incurred if they were treated as receiving the income on the contract for the period during which the diversification requirements were not satisfied. Any such failure may also result in adverse tax consequences for the insurance company issuing the contracts. Failure by a Fund to qualify as a regulated investment company would also subject a Fund to federal and state income taxation on all of its taxable income and gain, whether or not distributed to shareholders.

The Treasury Department announced that it would issue future regulations or rulings addressing the circumstances in which a variable contract owner's control of the investments of the separate account may cause the contract owner, rather than the insurance company, to be treated as the owner of the assets held by the separate account. If the contract owner is considered the owner of the securities underlying the separate account, income and gains produced by those securities would be included currently in the contract owner's gross income. It is not known what standards will be set forth in the regulations or rulings.

In the event that rules or regulations are adopted, there can be no assurance that a Fund will be able to operate as currently described, or that the Trust will not have to change a Fund's investment objective or investment policies. A Fund's investment objective and the investment policies of a Fund may be modified as necessary to prevent any such prospective rules and regulations from causing Variable Contract Owners to be considered the owners of the Shares of the Fund.

If a Fund invests in shares of a passive foreign investment company, the Fund may be subject to U.S. federal income tax on a portion of an "excess distribution" from, or of the gain from the sale of part or all of the shares in, such company. In addition, an interest charge may be imposed with respect to deferred taxes arising from such distributions or gains. A Fund may, however, be able to elect alternative tax treatment for such investments that would avoid this unfavorable result.

Under the Code, gains or losses attributable to fluctuations in exchange rates which occur between the time a Fund accrues income or other receivables or accrues expenses or other liabilities denominated in a foreign currency and the time a Fund actually collects such receivables or pays such liabilities generally are treated as ordinary income or ordinary loss. Similarly, on disposition of debt securities denominated in a foreign currency and on disposition of certain futures contracts, forward contracts, and options, gains or losses attributable to fluctuations in the value of foreign currency between the date of acquisition of the security or contract and the date of disposition also are treated as ordinary gain or loss. These gains or losses, referred to under the Code as "Section 988" gains or losses, may increase or decrease the amount of a Fund's investment company taxable income to be distributed to its Shareholders as ordinary income.

Distributions

Distributions of any investment company taxable income (which includes among other items, dividends, interest, and any net realized short-term capital gains in excess of net realized long-term capital losses) are treated as ordinary income for tax purposes in the hands of a Shareholder (such as a Separate Account). Net capital gains (the excess of any net long-term capital gains over net short term capital losses) will, to the extent distributed, be treated as long-term capital gains in the hands of a Shareholder regardless of the length of time the Shareholder may have held the Shares.

Hedging Transactions

The diversification requirements applicable to each Fund's assets may limit the extent to which a Fund will be able to engage in transactions in options, futures contracts, or forward contracts.

Other Taxes

Distributions may also be subject to additional state, foreign and local taxes, depending on each Shareholder's situation. Shareholders (such as Separate Accounts) are advised to consult their own tax advisers with respect to the particular tax consequences to them of an investment in a Fund.

Performance Information

Each Fund may, from time to time, include its yield or total return in advertisements or reports to Shareholders or prospective investors. Performance information for the Funds will not be advertised or included in sales literature unless accompanied by comparable performance information for a separate account to which the Funds offer their Shares.

Yields of the Funds are computed by analyzing net investment income per Share for a recent 30-day period and dividing that amount by a Share's maximum offering price (reduced by any undeclared earned income expected to be paid shortly as a dividend) on the last trading day of that period. Net investment income will reflect amortization of any market value premium or discount of fixed income securities (except for obligations backed by mortgages or other assets) and may include recognition of a pro rata portion of the stated dividend rate of dividend paying portfolio securities. The yield of the Funds will vary from time to time depending upon market conditions, the composition of a Fund's portfolio and operating expenses of the Trust allocated to a Fund. Yield should also be considered relative to changes in the value of a Fund's Shares and to the relative risks associated with the investment objective and policies of each Fund.

At any time in the future, yields may be higher or lower than past yields and there can be no assurance that any historical results will continue.

Standardized quotations of average annual total return for Fund Shares will be expressed in terms of the average annual compounded rate of return for a hypothetical investment in Shares over periods of 1, 5 and 10 years or up to the life of the Fund), calculated pursuant to the following formula: $P(1 + T)n = ERV$ (where P = a hypothetical initial payment of $1,000, T = the average annual total return, n = the number of years, and ERV = the ending redeemable value of a hypothetical $1,000 payment made at the beginning of the period). All total return figures reflect the deduction of expenses (on an annual basis), and assume that all dividends and distributions on Shares are reinvested when paid. For the period from its commencement of operations (January 26, 2001) through December 31, 2001, the Quality Growth Fund achieved a total return of -17.40%.

Performance information for the Funds may be compared in reports and promotional literature to the performance of other mutual funds with comparable investment objectives and policies through various mutual fund or market indices such as those prepared by Dow Jones & Co., Inc., S&P, Lehman Brothers, Inc., the Russell 2000 Index, the Russell Midcap Growth Index, the Consumer Price Index, and to data prepared by Lipper Analytical Services, Inc., a widely recognized independent service which monitors the performance of mutual funds, or Morningstar, Inc. Comparisons may also be made to indices or data published in Money Magazine, Forbes, Barron's, The Wall Street Journal, The Bond Buyer's Weekly 20-Bond Index, The Bond Buyer's Index, The Bond Buyer, The New York Times, Business Week, Pensions and Investments, and U.S.A. Today. In addition to performance information, general information about the Funds that appears in a publication such as those mentioned above may be included in advertisements and in reports to Variable Contract Owners.

The Funds may also compute aggregate total return for specified periods. The aggregate total return is determined by dividing the net asset value of this account at the end of the specified period by the value of the initial investment and is expressed as a percentage. Calculation of aggregate total return assumes reinvestment of all income dividends and capital gain distributions during the period.

The Funds also may quote annual, average annual and annualized total return and aggregate total return performance data for various periods other than those noted above. Such data will be computed as described above, except that the rates of return calculated will not be average annual rates, but rather, actual annual, annualized or aggregate rates of return.

Quotations of yield or total return for the Funds will not take into account charges and deductions against a Separate Account to which the Funds' Shares are sold or charges and deductions against the Variable Contracts. The Funds' yield and total return should not be compared with mutual funds that sell their shares directly to the public since the figures provided do not reflect charges against the Separate Accounts or the Variable Contracts. Performance information for a Fund reflects only the performance of a hypothetical investment in the Fund during the particular time period in which the calculations are based. Performance information should be considered in light of the Funds' investment objectives and policies, characteristics and quality of the portfolios and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future.

Miscellaneous

Individual Trustees are elected by the Shareholders and, subject to removal by the vote of two-thirds of the Board of Trustees, serve for a term lasting until the next meeting of Shareholders at which Trustees are elected. Such meetings are not required to be held at any specific intervals. Individual Trustees may be removed by vote of the Shareholders voting not less than a majority of the Shares then outstanding, cast in person or by proxy at any meeting called for that purpose, or by a written declaration signed by Shareholders voting not less than two-thirds of the Shares then outstanding. In accordance with current laws, it is anticipated that an insurance company issuing a Variable Contract that participates in a Fund will request voting instructions from variable contract owners and will vote shares or other voting interests in the Separate Account in proportion of the voting instructions received.

The Trust is registered with the Securities and Exchange Commission as a management investment company. Such registration does not involve supervision by the Securities and Exchange Commission of the management or policies of the Trust.

The Prospectus and this SAI omit certain of the information contained in the Registration Statement filed with the Securities and Exchange Commission. Copies of such information may be obtained from the Securities and Exchange Commission upon payment of the prescribed fee.

The Prospectus and this SAI are not an offering of the securities herein described in any state in which such offering may not lawfully be made. No salesman, dealer, or other person is authorized to give any information or make any representation other than those contained in the Prospectus and this SAI.

FINANCIAL STATEMENTS

Financial statements for the Trust with respect to the Quality Growth Fund as of December 31, 2001 for its fiscal years then ended, including notes thereto and the report of Ernst & Young LLP thereon dated February 15, 2002, are incorporated by reference from the Trust's 2001 Annual Reports. A copy of the Report delivered with this SAI should be retained for future reference. Because the Balanced Fund, Mid Cap Fund, and the Disciplined Value Fund had not commenced operations as of the date of this SAI, there are no financial statements to include in the SAI.

APPENDIX

DESCRIPTION OF BOND RATINGS

Description of Moody's bond ratings:

Excerpts from Moody's description of its bond ratings are listed as follows: **Aaa** - judged to be the best quality and they carry the smallest degree of investment risk; **Aa** - judged to be of high quality by all standards - together with the Aaa group, they comprise what are generally known as high-grade bonds; **A** - possess many favorable investment attributes and are to be considered as "upper medium grade obligations"; **Baa** - considered to be medium grade obligations, i.e., they are neither highly protected nor poorly secured -interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time; **Ba** - judged to have speculative elements, their future cannot be considered as well assured; **B** - generally lack characteristics of the desirable investment; **Caa** - are of poor standing - such issues may be in default or there may be present elements of danger with respect to principal or interest; **Ca** - speculative in a high degree, often in default; **C** - lowest rated class of bonds, regarded as having extremely poor prospects.

Moody's also supplies numerical indicators 1, 2 and 3 to rating categories. The modifier 1 indicates that the security is in the higher end of its rating category; the modifier 2 indicates a mid-range ranking; and modifier 3 indicates a ranking toward the lower end of the category.

Description of S&P's bond ratings:

Excerpts from S&P's description of its bond ratings are listed as follows: **AAA** - highest grade obligations, in which capacity to pay interest and repay principal is extremely strong; **AA** - has a very strong capacity to pay interest and repay principal, and differs from AAA issues only in a small degree; **A** - has a strong capacity to pay interest and repay principal, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories; **BBB** - regarded as having an adequate capacity to pay interest and repay principal; whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories. This group is the lowest which qualifies for commercial bank investment. **BB**, **B, CCC, CC, C** - predominantly speculative with respect to capacity to pay interest and repay principal in accordance with terms of the obligations; BB indicates the highest grade and C the lowest within the speculative rating categories. **D** - interest or principal payments are in default.

S&P applies indicators "+," no character, and "-" to its rating categories. The indicators show relative standing within the major rating categories.

Description of Moody's commercial paper ratings:

Excerpts from Moody's commercial paper ratings are listed as follows: **Prime - 1** - issuers (or supporting institutions) have a superior ability for repayment of senior short-term promissory obligations; **Prime - 2** - issuers (or supporting institutions) have a strong ability for repayment of senior short-term promissory obligations; **Prime - 3** - issuers (or supporting institutions) have an acceptable ability for repayment of senior short-term promissory obligations; **Not Prime** - issuers do not fall within any of the Prime categories.

Description of S&P's ratings for corporate and municipal bonds:

Investment grade ratings: **AAA** - the highest rating assigned by S&P, capacity to pay interest and repay principal is extremely strong; **AA** - has a very strong capacity to pay interest and repay principal and differs from the highest rated issues only in a small degree; **A** - has strong capacity to pay interest and repay principal although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories; **BBB** - regarded as having an adequate capacity to pay interest and repay principal - whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories.

Speculative grade ratings: **BB, B, CCC, CC, C** - debt rated in these categories is regarded as having predominantly speculative characteristics with respect to capacity to pay interest and repay principal - while such debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions; **CI** - reserved for income bonds on which no interest is being paid; **D** -in default, and payment of interest and/or repayment of principal is in arrears. **Plus (+) or Minus (-)** - the ratings from "AA" to "CCC" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

Description of S&P's ratings for short-term corporate demand obligations and commercial paper:

An S&P commercial paper rating is a current assessment of the likelihood of timely repayment of debt having an original maturity of no more than 365 days. Excerpts from S&P's description of its commercial paper ratings are listed as follows: **A-1** - the degree of safety regarding timely payment is strong - those issues determined to possess extremely strong safety characteristics will be denoted with a plus (+) designation; **A-2** - capacity for timely payment is satisfactory - however, the relative degree of safety is not as high as for issues designated "A-1;" **A-3** - has adequate capacity for timely payment - however, is more vulnerable to the adverse effects of changes in circumstances than obligations carrying the higher designations; **B** - regarded as having only speculative capacity for timely payment; **C** - a doubtful capacity for payment; **D** - in payment default - the "D" rating category is used when interest payments or principal payments are not made on the date due, even if the applicable grace period has not expired, unless S&P believes that such payments will be made during such grace period.

Variable Insurance Funds

3435 Stelzer Road
Columbus, Ohio 43219-3035
1-800-228-1872

STATEMENT OF ADDITIONAL INFORMATION

May 1, 2002

This Statement of Additional Information ("SAI") describes four diversified investment portfolios (the "Funds") of Variable Insurance Funds (the "Trust"). The Funds are:

- BB&T Growth and Income Fund,
- BB&T Capital Manager Aggressive Growth Fund;
- BB&T Large Company Growth Fund; and
- BB&T Capital Appreciation Fund.

The Trust offers an indefinite number of transferable units ("Shares") of each Fund. Shares of the Funds may be sold to segregated asset accounts ("Separate Accounts") of insurance companies to serve as the investment medium for variable life insurance policies and variable annuity contracts ("Variable Contracts") issued by the insurance companies. Shares of the Funds also may be sold to qualified pension and retirement plans, certain insurance companies, and the investment adviser of the Funds. The Separate Accounts invest in Shares of the Funds in accordance with allocation instructions received from owners of the Variable Contracts ("Variable Contract Owners").

This SAI is not a Prospectus and is authorized for distribution only when preceded or accompanied by a Prospectus of the Funds, dated May 1, 2002, as supplemented from time to time. This SAI contains more detailed information than that set forth in a Prospectus and should be read in conjunction with the Prospectus. This SAI incorporates the Funds' financial statements and related notes and auditors reports from the Funds' annual reports for the fiscal year ended December 31, 2001, and is incorporated by reference in its entirety into each Prospectus. Copies of a Prospectus may be obtained by writing the Trust at 3435 Stelzer Road, Columbus, Ohio 43219-3035, or by telephoning the toll free number set forth above.

TABLE OF CONTENTS

The Trust is an open-end management investment company which currently offers multiple separate portfolios, each with different investment objectives. This SAI contains information about the following four diversified Funds which, along with the "Underlying Funds" described below, are advised by BB&T Asset Management, LLC ("BB&T"): the BB&T Growth and Income Fund (the "Growth and Income Fund"), the BB&T Capital Manager Aggressive Growth Fund (the "Capital Manager Aggressive Growth Fund"), the BB&T Large Company Growth Fund (the "Large Company Growth Fund"), and the BB&T Capital Appreciation Fund (the "Capital Appreciation Fund").

Much of the information contained in this SAI expands upon subjects discussed in the Prospectuses of the Funds described above. Capitalized terms not defined herein are defined in such Prospectuses. No investment in a Fund should be made without first reading the Fund's Prospectus.

INVESTMENT OBJECTIVES AND POLICIES

Additional Information on the Capital Manager Aggressive Growth Fund's Investment Policies

The Capital Manager Aggressive Growth Fund seeks its investment objective by investing in a diversified portfolio of one or more of the following funds (the "Underlying Funds"), all of which are series of the BB&T Funds, an affiliated open-end management investment company: BB&T Equity Index Fund, the BB&T Large Company Growth Fund, the BB&T Large Company Value Fund, the BB&T Mid Cap Growth Fund, the BB&T Mid Cap Value Fund, the BB&T Small Company Growth Fund, the BB&T International Equity Fund, the BB&T Balanced Fund (the "BB&T Equity Funds"), the BB&T Short U.S. Government Income Fund (the "BB&T Short Fund"), the BB&T Intermediate U.S. Government Bond Fund (the "BB&T Intermediate Bond Fund"), the BB&T Intermediate Corporate Bond Fund, the BB&T Prime Money Market Fund and the BB&T U.S. Treasury Money Market Fund (the "BB&T U.S. Treasury Fund"). Accordingly, the investment performance of the Capital Manager Aggressive Growth Fund is directly related to the performance of the Underlying Funds, which may engage in the investment techniques described below. In addition to shares of the Underlying Funds, for temporary cash management purposes, the Capital Manager Aggressive Growth Fund may invest in short-term obligations (with maturities of 12 months or less) consisting of commercial paper (including variable amount master demand notes) and obligations issued or guaranteed by the U.S. Government or its agencies or instrumentalities. These investments are described below under "Additional Information on Portfolio Instruments."

Additional Information on Portfolio Instruments

The following policies supplement the investment objectives and policies of the Funds and the Underlying Funds as set forth in the Prospectuses.

Bank Obligations. The Funds and the Underlying Funds may invest in bank obligations consisting of bankers' acceptances, certificates of deposit, and time deposits.

Bankers' acceptances are negotiable drafts or bills of exchange typically drawn by an importer or exporter to pay for specific merchandise, which are "accepted" by a bank, meaning, in effect, that

1

the bank unconditionally agrees to pay the face value of the instrument on maturity. Bankers' acceptances invested in by the Funds and the Underlying Funds will be those guaranteed by domestic and foreign banks having, at the time of investment, capital, surplus, and undivided profits in excess of $100,000,000 (as of the date of their most recently published financial statements).

Certificates of deposit are negotiable certificates issued against funds deposited in a commercial bank or a savings and loan association for a definite period of time and earning a specified return. Certificates of deposit and time deposits will be those of domestic and foreign banks and savings and loan associations, if (a) at the time of investment the depository institution has capital, surplus, and undivided profits in excess of $100,000,000 (as of the date of its most recently published financial statements), or (b) the principal amount of the instrument is insured in full by the Federal Deposit Insurance Corporation.

Commercial Paper. Commercial paper consists of unsecured promissory notes issued by corporations. Except as noted below with respect to variable amount master demand notes, issues of commercial paper normally have maturities of less than nine months and fixed rates of return.

The Funds and the Underlying Funds (except for the BB&T U.S. Treasury Fund), may invest in short-term promissory notes (including variable amount master demand notes) issued by corporations and other entities, such as municipalities, rated at the time of purchase within the two highest categories assigned by a nationally recognized statistical rating organization ("NRSRO") (e.g., A-2 or better by Standard & Poor's Ratings Services ("S&P"), Prime-2 or better by Moody's Investors Service, Inc. ("Moody's") or F-2 or better by Fitch Investors Service ("Fitch")) or, if not rated, determined to be of comparable quality to instruments that are so rated. Note, however, that neither the Large Company Growth Fund nor the underlying BB&T Intermediate Corporate Bond Fund may invest in short-term promissory notes issued by municipalities. The Growth and Income Fund, the BB&T Large Company Value Fund and the BB&T Small Company Growth Fund may also invest in Canadian Commercial Paper, which is commercial paper issued by a Canadian corporation or a Canadian counterpart of a U.S. corporation, and in Europaper, which is U.S. dollar denominated commercial paper of a foreign issuer.

Variable Amount Master Demand Notes. Variable amount master demand notes, in which the Funds and the Underlying Funds (except for the BB&T U.S. Treasury Fund), may invest, are unsecured demand notes that permit the indebtedness thereunder to vary and provide for periodic adjustments in the interest rate according to the terms of the instrument. Because master demand notes are direct lending arrangements between a Fund or Underlying Fund and the issuer, they are not normally traded. Although there is no secondary market in the notes, a Fund or Underlying Fund may demand payment of principal and accrued interest at any time. While the notes are not typically rated by credit rating agencies, issuers of variable amount master demand notes (which are normally manufacturing, retail, financial, and other business concerns) must satisfy the same criteria as set forth above for commercial paper. BB&T will consider the earning power, cash flow, and other liquidity ratios of the issuers of such notes and will continuously monitor their financial status and ability to meet payment on demand. In determining dollar weighted average portfolio maturity, a variable amount master demand note will be deemed to have a maturity equal to the longer of the period of time remaining until the next interest rate adjustment or the period of time remaining until the principal amount can be recovered from the issuer through demand. The period of time remaining until the principal amount can be recovered under a variable amount master demand note shall not exceed seven days.

Short-Term Obligations. The Funds and the Underlying Funds (except the BB&T U.S. Treasury Fund) may invest in high quality, short-term obligations (with maturities of 12 months or less) such as domestic and foreign commercial paper (including variable amount master demand notes), bankers' acceptances, certificates of deposit, demand and time deposits of domestic and foreign branches of U.S. banks and foreign banks, and repurchase agreements, in order to acquire interest income combined with liquidity. Such investments will be limited to those obligations which, at the time of purchase (i) possess one of the two highest short-term ratings from NRSROs, or (ii) do not possess a rating (i.e., are unrated) but are determined to be of comparable quality to rated instruments eligible for purchase. Under normal market conditions, the Growth and Income Fund, the Mid Cap Growth Fund, and the Capital Manager Aggressive Growth Fund will limit its investment in short-term obligations to 35% of its total assets. The Large Company Growth Fund and the Underlying Funds will limit short-term obligations to 20% of its total assets. Pending investment or to meet anticipated redemption requests, the BB&T International Equity Fund may also invest without limitation in short-term obligations. For temporary defensive purposes, these investments may constitute 100% of a Fund's or Underlying Fund's portfolio and, in such circumstances, will constitute a temporary suspension of its attempts to achieve its investment objective.

Short-Term Trading. In order to generate income, the Funds and the Underlying Funds (except the BB&T U.S. Treasury Fund and BB&T Prime Money Market Fund) may engage in the technique of short-term trading. Such trading involves the selling of securities held for a short time, ranging from several months to less than a day. The object of such short-term trading is to increase the potential for capital appreciation and/or income of the Growth and Income Fund or an Underlying Fund in order to take advantage of what its adviser or sub-adviser believes are changes in market, industry or individual company conditions or outlook. Any such trading would increase the portfolio turnover rate of the Growth and Income Fund or Underlying Fund and its transaction costs.

Foreign Investments. The Funds and the BB&T Stock Funds, may invest in foreign securities through the purchase of American Depositary Receipts ("ADRs") or the purchase of securities on the New York Stock Exchange, Inc. However, each of the Funds and the BB&T Stock Funds will not do so if immediately after a purchase and as a result of the purchase the total value of such foreign securities owned by such Fund or Underlying Fund would exceed 25% of the value of its total assets.

From time to time the BB&T International Equity Fund may invest more than 25% of its total assets in the securities of issuers located in Japan, France, Germany, and the United Kingdom. Investments of 25% of more of the BB&T International Equity Fund's total assets in these or any other country will make this Underlying Fund's performance more dependent upon the political and economic circumstances of a particular country than a mutual fund that is more widely diversified among issuers in different countries. For example, in the past, events in the Japanese economy as well as social developments and natural disasters have affected Japanese securities and currency markets, and have periodically disrupted the relationship of the Japanese yen with other currencies and with the U.S. dollar.

Investment in foreign securities is subject to special investment risks that differ in some respects from those related to investments in securities of U.S. domestic issuers. Such risks include political, social or economic instability in the country of the issuer, the difficulty of predicting international trade patterns, the possibility of the imposition of exchange controls, expropriation, limits on removal of currency or other assets, nationalization of assets, foreign withholding and income taxation, and foreign trading practices (including higher trading commissions, custodial charges and delayed settlements). Such securities may be subject to greater fluctuations in price than securities issued by U.S. corporations or issued or guaranteed by the U.S. Government, its agencies or instrumentalities. The markets on which such securities trade may have less volume and liquidity, and may be more volatile than securities markets in the U.S. In addition, there may be less publicly available information about a foreign company than about a U.S. domiciled company. Foreign companies generally are not subject to uniform accounting, auditing and financial reporting standards comparable to those applicable to U.S. domestic companies. There is generally less government regulation of securities exchanges, brokers and listed companies abroad than in the U.S. Confiscatory taxation or diplomatic developments could also affect investment in those countries. In addition, foreign branches of U.S. banks, foreign banks and foreign issuers may be subject to less stringent reserve requirements and to different accounting, auditing, reporting, and recordkeeping standards than those applicable to domestic branches of U.S. banks and U.S. domestic issuers.

Because foreign companies are not subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to U.S. companies, there may be less publicly available information about a foreign company than about a U.S. company. Volume and liquidity in most foreign bond markets are less than in the U.S., and securities of many foreign companies are less liquid and more volatile than securities of comparable U.S. companies. Fixed commissions on foreign securities exchanges are generally higher than negotiated commissions on U.S. exchanges, although an Underlying Fund will endeavor to achieve the most favorable net results on portfolio transactions. There is generally less government supervision and regulation of securities exchanges, brokers, dealers and listed companies than in the U.S., thus increasing the risk of delayed settlements of portfolio transactions or loss of certificates for portfolio securities.

Foreign markets also have different clearance and settlement procedures, and in certain markets, there have been times when settlements have been unable to keep pace with the volume of securities transactions, making it difficult to conduct such transactions. Such delays in settlement could result in temporary periods when a portion of the assets of an Underlying Fund investing in foreign markets is uninvested and no return is earned thereon. The inability of such an Underlying Fund to make intended security purchases due to settlement problems could cause an Underlying Fund to miss attractive investment opportunities. Losses to an Underlying Fund due to subsequent declines in the value of portfolio securities, or losses arising out of an inability to fulfill a contract to sell such securities, could result in potential liability to the Underlying Fund. In addition, with respect to certain foreign countries, there is the possibility of expropriation or confiscatory taxation, political or social instability, or diplomatic developments which could affect the investments in those countries. Moreover, individual foreign economies may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position.

The BB&T International Equity Fund may invest its assets in countries with emerging economies or securities markets. Political and economic structures in many of these countries may be undergoing significant evolution and rapid development, and these countries may lack the social, political and economic stability characteristics of more developed countries. Some of these countries may have in the past failed to recognize private property rights and have at time nationalized or expropriated the assets of private companies. As a result, the risks described above, including the risks of nationalization or expropriation of assets, may be heightened. In addition, unanticipated political or social developments may affect the value of investments in these countries and the availability to the BB&T International Equity Fund of additional investments in emerging market countries. The small size and inexperience of the securities markets in certain of these countries and the limited volume of trading in securities in these countries may make investments in the countries illiquid and more volatile than investments in Japan or most Western European countries. There may be little financial or accounting information available with respect to issuers located in certain emerging market countries, and it may be difficult as a result to assess the value or prospects of an investment in such issuers. The BB&T International Equity Fund intends to limit its investment in countries with emerging economies or securities markets to 20% of its total assets.

In many instances, foreign debt securities may provide higher yields than securities of domestic issuers which have similar maturities and quality. Under certain market conditions these investments may be less liquid than the securities of U.S. corporations and are certainly less liquid than securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities. Finally, in the event of a default of any such foreign debt obligations, it may be more difficult to obtain or to enforce a judgment against the issuers of such securities.

If a security is denominated in foreign currency, the value of the security to an Underlying Fund will be affected by changes in currency exchange rates and in exchange control regulations, and costs will be incurred in connection with conversions between currencies. Currency risks generally increase in lesser developed markets. Exchange rate movements can be large and can endure for extended periods of time, affecting either favorably or unfavorably the value of an Underlying Fund's assets. The value of the assets of an Underlying Fund as measured in U.S. dollars may be affected favorably or unfavorably by changes in foreign currency exchange rates and exchange control regulations.

A change in the value of any foreign currency against the U.S. dollar will result in a corresponding change in the U.S. dollar value of securities denominated in that currency. Such changes will also affect the income and distributions to Shareholders of a Fund or an Underlying Fund investing in foreign markets. In addition, although an Underlying Fund will receive income on foreign securities in such currencies, it will be required to compute and distribute income in U.S. dollars. Therefore, if the exchange rate for any such currency declines materially after income has been accrued and translated into U.S. dollars, an Underlying Fund could be required to liquidate portfolio securities to make required distributions. Similarly, if an exchange rate declines between the time an Underlying Fund incurs expenses in U.S. dollars and the time such expenses are paid, the amount of such currency required to be converted into U.S. dollars in order to pay such expenses in U.S. dollars will be greater.

For many foreign securities, U.S. dollar denominated ADRs, which are traded in the United States on exchanges or over-the-counter, are issued by domestic banks. ADRs represent the right to receive securities of foreign issuers deposited in a domestic bank or a correspondent bank. ADRs do not eliminate all the risk inherent in investing in the securities of foreign issuers' stock. However, by investing in ADRs rather than directly in foreign issuers' stock, an Underlying Fund can avoid currency risks during the settlement period for either purchase or sales.

In general, there is a large, liquid market in the United States for many ADRs. The information available for ADRs is subject to the accounting, auditing and financial reporting standards of the domestic market or exchange on which they are traded, which standards are more uniform and more exacting than those to which many foreign issuers may be subject. Certain ADRs, typically those denominated as unsponsored, require the holders thereof to bear most of the costs of such facilities, while issuers of sponsored facilities normally pay more of the costs thereof. The depository of an unsponsored facility frequently is under no obligation to distribute shareholder communications received from the issuer of the deposited securities or to pass through the voting rights to facility holders with respect to the deposited securities, whereas the depository of a sponsored facility typically distributes shareholder communications and passes through the voting rights.

The Large Company Growth Fund, the Capital Appreciation Fund, and the BB&T International Equity Fund may invest in both sponsored and unsponsored ADRs, and the BB&T International Equity Fund may invest in European Depositary Receipts ("EDRs"), Global Depositary Receipts ("GDRs") and other similar global instruments. EDRs, which are sometimes referred to as Continental Depositary Receipts, are receipts issued in Europe, typically by foreign banks and trust companies, that evidence ownership of either foreign or domestic underlying securities. GDRs are depositary receipts structured like global debt issues to facilitate trading on an international basis. Unsponsored ADR, EDR, and GDR programs are organized independently and without the cooperation of the issuer of the underlying securities. As a result, available information concerning the issuers may not be as current as for sponsored ADRs, EDRs, and GDRs, and the prices of unsponsored depositary receipts may be more volatile than if such instruments were sponsored by the issuer.

<u>Money Market Funds</u>. The Growth and Income Fund, the Large Company Growth Fund, the Capital Appreciation Fund and each of the Underlying Funds (except for the BB&T U.S. Treasury Fund) may invest up to 5% of the value of its total assets in the securities of any one money market fund (including shares of certain affiliated money market funds pursuant to an order from the Securities and Exchange Commission), provided that no more than 10% of such Fund's or Underlying Fund's total assets may be invested in the securities of money market funds in the aggregate. In addition, the BB&T International Equity Fund may purchase shares of investment companies investing primarily in foreign securities, including so-called "country funds," which have portfolios consisting exclusively of securities of issuers located in one country.

In order to avoid the imposition of additional fees as a result of investments by the Growth and Income Fund, the Large Company Growth Fund, the Capital Appreciation Fund and the Underlying Funds (except for the BB&T U.S. Treasury Fund) in shares of affiliated money market funds, BB&T, BISYS Fund Services ("BISYS" or "Distributor"), and their affiliates will not retain any portion of their usual service fees that are attributable to investments in shares of the affiliated money market funds. No sales charges, contingent deferred sales charges, 12b-1 fees, or other underwriting or distribution fees will be incurred in connection with their investments in the affiliated money market funds. The Growth and Income Fund, the Large Company Growth Fund, the Capital Appreciation Fund and the Underlying Funds will vote their shares of each of the affiliated money market funds in proportion to the vote by all other shareholders of such fund. Moreover, neither the Growth and Income Fund nor any Underlying Fund may own more than 3% of the outstanding shares of a single affiliated money market fund.

Standard & Poor's Depositary Receipts. The Growth and Income Fund, Large Company Growth Fund, the Capital Appreciation Fund, and the BB&T Stock Funds may invest in Standard & Poor's Depositary Receipts ("SPDRs"). SPDRs represent interests in trusts sponsored by a subsidiary of the American Stock Exchange, Inc. and are structured to provide investors proportionate undivided interests in a securities portfolio constituting substantially all the common stocks (in substantially the same weighting) as the component common stocks of a particular Standard & Poor's Index ("S&P" Index"), such as the S&P 500. SPDRs are not redeemable, but are exchange traded. SPDRs represent interests in an investment company that is not actively managed, and instead holds securities in an effort to track the performance of the pertinent S&P Index and not for the purpose of selecting securities that are considered superior investments. The results of SPDRs will not replicate exactly the performance of the pertinent S&P Index due to reductions in the SPDRs' performance attributable to transaction and other expenses, including fees to service providers, borne by the SPDRs. SPDRs distribute dividends on a quarterly basis. The Growth and Income Fund, the Large Company Growth Fund, the Capital Appreciation Fund or an Underlying Fund must limit investments in an SPDR to 5% of its total assets and 3% of the outstanding voting securities of the SPDR issuer. Moreover, the Growth and Income Fund, the Large Company Growth Fund, the Capital Appreciation Fund's or Underlying Fund's investments in SPDRs, when aggregated with all other investments in investment companies, may not exceed 10% of the total assets a Fund or the Underlying Fund.

U.S. Government Obligations. The BB&T U.S. Treasury Fund may invest in U.S. Government securities to the extent that they are obligations issued or guaranteed by the U.S. Treasury. The Funds and each of the other Underlying Funds may invest in obligations issued or guaranteed by the U.S. Government, its agencies and instrumentalities, including bills, notes and bonds issued by the U.S. Treasury, as well as "stripped" U.S. Treasury obligations such as Treasury Receipts issued by the U.S. Treasury representing either future interest or principal payments. Stripped securities are issued at a discount to their "face value," and may exhibit greater price volatility than ordinary debt securities because of the manner in which their principal and interest are returned to investors. The stripped Treasury obligations in which the Funds and Underlying Funds may invest do not include Certificates of Accrual on Treasury Securities ("CATS") or Treasury Income Growth Receipts ("TIGRs").

Obligations of certain agencies and instrumentalities of the U.S. Government, such as the Government National Mortgage Association ("GNMA"), are supported by the full faith and credit of the U.S. Treasury; others, such as those of the Federal National Mortgage Association ("FNMA"), are supported by the right of the issuer to borrow from the Treasury; others, such as those of the Student Loan Marketing Association ("SLMA"), are supported by the discretionary authority of the U.S. Government to purchase the agency's obligations; still others, such as those of the Federal Farm Credit Bureau or the Federal Home Loan Mortgage Corporation ("FHLMC"), are supported only by the credit of the instrumentality. No assurance can be given that the U.S. Government would provide financial support to U.S. Government-sponsored agencies or instrumentalities if it is not obligated to do so by law. Each Fund or Underlying Fund will invest in the obligations of such agencies or instrumentalities only when BB&T believes that the credit risk with respect thereto is minimal.

The Growth and Income Fund, the Capital Appreciation Fund, the Large Company Growth Fund, the BB&T Short Fund, the BB&T Intermediate Bond Fund, the BB&T Large Company Value Fund, the BB&T Large Company Growth Fund, the BB&T Mid Cap Value Fund, the BB&T Mid Cap Growth Fund, the BB&T Balanced Fund, BB&T Intermediate Corporate Bond Fund, and the BB&T Small Company Growth Fund may also invest in "zero coupon" U.S. Government securities. These securities tend to be more volatile than other types of U.S. Government securities. Zero coupon securities are debt instruments that do not pay current interest and are typically sold at prices greatly discounted from par value. The return on a zero coupon obligation, when held to maturity, equals the difference between the par value and the original purchase price.

<u>Options Trading</u>. The Funds and the BB&T Stock Funds may purchase put and call options on securities. The BB&T International Equity Fund also may purchase put and call options on foreign currencies, subject to its applicable investment policies, for the purposes of hedging against market risks related to its portfolio securities and adverse movements in exchange rates between currencies, respectively. The Funds and the BB&T Equity Funds may also engage in writing covered call options (options on securities or currencies owned by the Funds or the BB&T Stock Funds). A call option gives the purchaser the right to buy, and a writer has the obligation to sell, the underlying security or foreign currency at the stated exercise price at any time prior to the expiration of the option, regardless of the market price or exchange rate of the security or foreign currency, as the case may be. The premium paid to the writer is consideration for undertaking the obligations under the option contract. A put option gives the purchaser the right to sell the underlying security or foreign currency at the stated exercise price at any time prior to the expiration date of the option, regardless of the market price or exchange rate of the security or foreign currency, as the case may be. Put and call options will be valued at the last sale price, or in the absence of such a price, at the mean between bid and asked price.

When a portfolio security or currency subject to a call option is sold, a Fund or an Underlying Fund will effect a "closing purchase transaction"--the purchase of a call option on the same security or currency with the same exercise price and expiration date as the call option which the Fund or Underlying Fund previously has written. If the Fund or Underlying Fund is unable to effect a closing purchase transaction, it will not be able to sell the underlying security or currency until the option expires or the Fund or Underlying Fund delivers the underlying security or currency upon exercise. In addition, upon the exercise of a call option by the holder thereof, the Fund or Underlying Fund will forego the potential benefit represented by market appreciation over the exercise price. Under normal conditions, it is not expected that the Funds or an Underlying Fund will cause the underlying value of portfolio securities and/or currencies subject to such options to exceed 25% of its total assets.

When a Fund or an Underlying Fund writes an option, an amount equal to the net premium (the premium less the commission) received by the Fund or Underlying Fund is included in the liability section of its statement of assets and liabilities as a deferred credit. The amount of the deferred credit will be subsequently marked-to-market to reflect the current value of the option written. The current value of the traded option is the last sale price or, in the absence of a sale, the average of the closing bid and asked prices. If an option expires on the stipulated expiration date, or if a Fund or Underlying Fund enters into a closing purchase transaction, it will realize a gain (or a loss if the cost of a closing purchase transaction exceeds the net premium received when the option is sold) and the deferred credit related to such option will be eliminated. If an option is exercised, a Fund or Underlying Fund may deliver the underlying security in the open market. In either event, the proceeds of the sale will be increased by the net premium originally received a Fund or Underlying Fund will realize a gain or loss.

The Funds and the BB&T Stock Funds also may purchase index put and call options and write covered index options. Index options (or options on securities indices) are similar in many respects to options on securities except that an index option gives the holder the right to receive, upon exercise, cash instead of securities, if the closing level of the securities index upon which the option is based is greater than, in the case of a call, or less than, in the case of a put, the exercise price of the option.

Because index options are settled in cash, a call writer cannot determine the amount of its settlement obligations in advance and, unlike call writing on specific securities, cannot provide in advance for, or cover, its potential settlement obligations by acquiring and holding the underlying securities. The Funds and the BB&T Stock Funds will segregate assets or otherwise cover index options that would require it to pay cash upon exercise.

When-Issued and Delayed-Delivery Securities. The Funds and Underlying Funds (except the BB&T U.S. Treasury Fund) may purchase securities on a "when-issued" or "delayed-delivery" basis (i.e., for delivery beyond the normal settlement date at a stated price and yield). In addition, the BB&T Large Company Growth Fund, the Large Company Growth Fund, the Capital Appreciation Fund, the BB&T Small Company Growth Fund, the BB&T International Equity Fund, the BB&T Mid Cap Growth Fund, the BB&T Mid Cap Value Fund, and the BB&T Prime Money Market Fund, may sell securities on a "forward commitment" basis. The Funds and Underlying Funds will engage in when-issued and delayed-delivery transactions only for the purpose of acquiring portfolio securities consistent with its investment objective and policies, not for investment leverage. When-issued securities involve a risk that the yield obtained in the transaction will be less than that available in the market when delivery takes place. The Funds and Underlying Funds will not pay for such securities or start earning interest on them until they are received.

When a Fund or Underlying Fund agrees to purchase securities on a "when-issued" or "delayed-delivery" basis, its custodian will set aside cash or liquid securities equal to the amount of the commitment in a separate account. Normally, the custodian will set aside securities to satisfy the purchase commitment, and in such a case, a Fund or Underlying Fund may be required subsequently to place additional assets in the separate account in order to assure that the value of the account remains equal to the amount of its commitment It may be expected that the Fund or Underlying Fund investing in securities on a when-issued or delayed delivery basis, net assets will fluctuate to a greater degree when it sets aside securities to cover such purchase commitments than when it sets aside cash. In addition, because the Fund or Underlying Fund will set aside cash or liquid securities to satisfy its purchase commitments in the manner described above, its liquidity and the ability of its investment adviser to manage it might be affected in the event its commitments to purchase "when-issued" or "delayed-delivery" securities ever exceeded 25% of the value of its assets. Under normal market conditions, however, the Fund's or Underlying Fund's commitment to purchase "when-issued" or "delayed-delivery" securities will not exceed 25% of the value of the Fund's or Underlying Fund's total assets.

When a Fund or Underlying Fund engages in "when-issued" or "delayed-delivery" transactions, it relies on the seller to consummate the trade. Failure of the seller to do so may result in a Fund or Underlying Fund incurring a loss or missing the opportunity to obtain a price or yield considered to be advantageous.

<u>Mortgage-Related and Asset-Backed Securities</u>. Investments in these and other derivative securities will not be made for purposes of leverage or speculation, but rather primarily for conventional investment or hedging purposes, liquidity, flexibility and to capitalize on market inefficiencies. Each Fund or Underlying Fund may, consistent with its investment objective and policies, invest in mortgage-related securities issued or guaranteed by the U.S. Government, its agencies and instrumentalities. In addition, each may invest in mortgage-related securities issued by nongovernmental entities, provided, however, that to the extent a Fund or Underlying Fund purchases mortgage-related securities from such issuers which may, solely for purposes of the Investment Company Act of 1940, as amended ("1940 Act"), be deemed to be investment companies, a Fund or Underlying Fund's investment in such securities will be subject to the limitations on its investment in investment company securities.

Mortgage-related securities, for purposes of the Funds' Prospectuses and this SAI, represent pools of mortgage loans assembled for sale to investors by various governmental agencies such as GNMA and government-related organizations such as FNMA and FHLMC, as well as by nongovernmental issuers such as commercial banks, savings and loan institutions, mortgage bankers and private mortgage insurance companies. Although certain mortgage-related securities are guaranteed by a third party or otherwise similarly secured, the market value of the security, which may fluctuate, is not so secured. If a Fund or Underlying Fund purchases a mortgage-related security at a premium, that portion may be lost if there is a decline in the market value of the security whether resulting from changes in interest rates or prepayments in the underlying mortgage collateral. As with other interest-bearing securities, the prices of such securities are inversely affected by changes in interest rates. However, though the value of a mortgage-related security may decline when interest rates rise, the converse is not necessarily true, since in periods of declining interest rates the mortgages underlying the securities are prone to prepayment, thereby shortening the average life of the security and shortening the period of time over which income at the higher rate is received. When interest rates are rising, though, the rate of prepayment tends to decrease, thereby lengthening the period of time over which income at the lower rate is received. For these and other reasons, a mortgage-related security's average maturity may be shortened or lengthened as a result of interest rate fluctuations and, therefore, it is not possible to predict accurately the security's return. In addition, regular payments received in respect of mortgage-related securities include both interest and principal. No assurance can be given as to the return the Funds or Underlying Funds will receive when these amounts are reinvested.

There are a number of important differences among the agencies and instrumentalities of the U.S. Government that issue mortgage related securities and among the securities that they issue. Mortgage-related securities issued by GNMA include GNMA Mortgage Pass-Through Certificates (also known as "Ginnie Maes") which are guaranteed as to the timely payment of principal and interest by GNMA and such guarantee is backed by the full faith and credit of the United States. GNMA is a wholly-owned U.S. Government corporation within the Department of Housing and Urban Development. GNMA certificates also are supported by the authority of GNMA to borrow funds from the U.S. Treasury to make payments under its guarantee. Mortgage-related securities issued by FNMA include FNMA Guaranteed Mortgage Pass-Through Certificates (also known as "Fannie Maes") which are solely the obligations of FNMA and are not backed by or entitled to the full faith and credit of the United States. FNMA is a government-sponsored organization owned entirely by private stockholders. Fannie Maes are guaranteed as to the timely payment of the principal and interest by FNMA. Mortgage-related securities issued by FHLMC include FHLMC Mortgage Participation Certificates (also known as "Freddie Macs" or "Pcs"). FHLMC is a corporate instrumentality of the United States, created pursuant to an Act of Congress, which is owned entirely by Federal Home Loan Banks. Freddie Macs are not guaranteed by the United States or by any Federal Home Loan Banks and do not constitute a debt or obligation of the United States or of any Federal Home Loan Bank. Freddie Macs entitle the holder to the timely payment of interest, which is guaranteed by FHLMC. FHLMC guarantees either ultimate collection or the timely payment of all principal payments on the underlying mortgage loans. When FHLMC does not guarantee timely payment of principal, FHLMC may remit the amount due on account of its guarantee of ultimate payment of principal at any time after default on an underlying mortgage, but in no event later than one year after it becomes payable.

The Growth and Income Fund, the Capital Appreciation Fund, the Large Company Growth Fund and each Underlying Fund (except the BB&T U.S. Treasury Fund, the BB&T International Equity Fund, and the BB&T Prime Money Market Fund) may invest in Collateralized Mortgage Obligation ("CMOs"). CMOs may include stripped mortgage securities. Such securities are derivative multi-class mortgage securities issued by agencies or instrumentalities of the U.S. Government, or by private originators of, or investors in, mortgage loans, including savings and loan associations, mortgage banks, commercial banks, investment banks and special purpose subsidiaries of the foregoing. Stripped mortgage securities are usually structured with two classes that receive different proportions of the interest and principal distributions on a pool of mortgage assets. A common type of stripped mortgage security will have one class receiving all of the interest from the mortgage assets (the interest-only or "IO" class), while the other class will receive all of the principal (the principal-only or "PO" class). The yield to maturity on an IO class is extremely sensitive to the rate of principal payments (including prepayments) on the related underlying mortgage assets, and a rapid rate of principal payments may have a material adverse effect on the securities' yield to maturity. Generally, the market value of the PO class is unusually volatile in response to changes in interest rates. If the underlying mortgage assets experience greater than anticipated prepayments of principal, a Fund or Underlying Fund may fail to fully recoup its initial investment in these securities even if the security is rated in the highest rating category.

Like mortgages underlying mortgage-backed securities, automobile sales contracts or credit card receivables underlying asset-backed securities are subject to prepayment, which may reduce the overall return to certificate holders. Nevertheless, principal prepayment rates tend not to vary much with interest rates, and the short-term nature of the underlying car loans or other receivables tends to dampen the impact of any change in the prepayment level. Certificate holders may also experience delays in prepayment on the certificates if the full amounts due on underlying sales contracts or receivables are not realized because of unanticipated legal or administrative costs of enforcing the contracts or because of depreciation or damage to the collateral (usually automobiles) securing certain contracts, or other factors. In certain market conditions, asset-backed securities may experience volatile fluctuations in value and periods of illiquidity. If consistent with its investment objective and policies, a Fund or Underlying Fund may invest in other asset-backed securities that may be developed in the future.

Restricted Securities. "Section 4(2) securities" are securities which are issued in reliance on the "private placement" exemption from registration which is afforded by Section 4(2) of the Securities Act of 1933 (the "1933 Act"). The BB&T U.S. Treasury Fund will not purchase Section 4(2) securities which have not been determined to be liquid in excess of 10% of its net assets. The Funds and the Underlying BB&T Funds (other than the BB&T U.S. Treasury Fund) will not purchase section 4(2) securities which have not been determined to be liquid in excess of 15% of its net assets. Section 4(2) securities are restricted as to disposition under the federal securities laws, and generally are sold to institutional investors such as the Funds or Underlying Funds which agree that they are purchasing the securities for investment and not with a view to public distribution. Any resale must also generally be made in an exempt transaction. Section 4(2) securities are normally resold to other institutional investors through or with the assistance of the issuer or investment dealers who make a market in such Section 4(2) securities, thus providing liquidity. BB&T, and each sub-adviser to an Underlying BB&T Fund has been delegated the day-to-day authority to determine whether a particular issue of Section 4(2) securities, including those eligible for resale under Rule 144A under the 1933 Act, should be treated as liquid. Rule 144A provides a safe-harbor exemption from the registration requirements of the 1933 Act for resales to "qualified institutional buyers" as defined in Rule 144A. With the exception of registered broker-dealers, a qualified institutional buyer must generally own and invest on a discretionary basis at least $100 million in securities.

BB&T may deem Section 4(2) securities liquid if it believes that, based on the trading markets for such security, such security can be disposed of within seven days in the ordinary course of business at approximately the amount at which the Funds or Underlying Fund has valued the security. In making such determination, the following factors, among others, may be deemed relevant: (i) the credit quality of the issuer; (ii) the frequency of trades and quotes for the security; (iii) the number of dealers willing to purchase or sell the security and the number of other potential purchasers; (iv) dealer undertakings to make a market in the security; and (v) the nature of the security and the nature of market-place trades.

Treatment of Section 4(2) securities as liquid could have the effect of decreasing the level of the Growth and Income Fund's or Underlying Fund's liquidity to the extent that qualified institutional buyers become, for a time, uninterested in purchasing these securities.

Lending of Portfolio Securities. In order to generate additional income the Funds and Underlying Funds may, from time to time, lend portfolio securities to broker-dealers, banks or institutional borrowers of securities. The Funds and Underlying Funds must receive 100%

collateral in the form of cash or U.S. Government securities. This collateral must be valued daily, and should the market value of the loaned securities increase, the borrower must furnish additional collateral to the lender. During the time portfolio securities are on loan, the borrower pays the lender any dividends or interest paid on such securities. Loans are subject to termination by the lender or the borrower at any time. While the Funds and Underlying Funds do not have the right to vote securities on loan, each intends to terminate the loan and regain the right to vote if that is considered important with respect to the investment. In the event the borrower defaults on its obligation to a Fund or Underlying Fund, it could experience delays in recovering its securities and possible capital losses. The Funds and Underlying Funds will only enter into loan arrangements with broker-dealers, banks or other institutions determined to be creditworthy under guidelines established by the relevant Board of Trustees that permit a Fund or Underlying Fund to loan up to 33 1/3% of the value of its total assets.

<u>Convertible Securities</u>. The Funds and Underlying Funds (except the BB&T Prime Money Market Fund, the BB&T Treasury Fund, the BB&T Short Fund, and the BB&T Intermediate Fund) may invest in convertible securities. Convertible securities are fixed income securities that may be exchanged or converted into a predetermined number of the issuer's underlying common stock at the option of the holder during a specified time period. Convertible securities may take the form of convertible preferred stock, convertible bonds or debentures, units consisting of "usable" bonds and warrants or a combination of the features of several of these securities. The Funds and Underlying Funds will invest in convertible securities that are rated "BBB" or "Baa" or higher.

Securities rated "BB" or "Ba" or lower either have speculative characteristics or are speculative with respect to capacity to pay interest and repay principal in accordance with the terms of the obligations. There is no lower limit with respect to rating categories for convertible securities in which the Growth and Income Fund may invest. Corporate debt obligations are "investment grade" if they are rated "BBB" or higher by S&P or "Baa" or higher by Moody's or, if unrated, are determined to be of comparable quality. Debt obligations that are not determined to be investment grade are high yield, high risk bonds, typically subject to greater market fluctuations and greater risk of loss of income and principal due to an issuer's default. To a greater extent than investment grade securities, lower rated securities tend to reflect short-term corporate, economic and market developments, as well as investor perceptions of the issuer's credit quality. High yield securities may be more susceptible to real or perceived adverse economic and competitive industry conditions than investment grade securities. The market prices of debt securities also generally fluctuate with changes in interest rates. In addition, the secondary trading market for high yield securities may be less liquid than the market for higher grade securities. In addition, lower rated securities may be more difficult to dispose of or to value than high-rated, lower-yielding securities.

Convertible bonds and convertible preferred stocks are fixed income securities that generally retain the investment characteristics of fixed income securities until they have been converted but also react to movements in the underlying equity securities. The holder is entitled to receive the fixed income of a bond or the dividend preference of a preferred stock until the holder elects to exercise the conversion privilege. Usable bonds are corporate bonds that can be used in whole or in part, customarily at full face value, in lieu of cash to purchase the issuer's common stock.

When owned as part of a unit along with warrants, which are options to buy the common stock, they function as convertible bonds, except that the warrants generally will expire before the bond's maturity. Convertible securities are senior to equity securities, and, therefore, have a claim to assets of the corporation prior to the holders of common stock in the case of liquidation. However, convertible securities are generally subordinated to similar non-convertible securities of the same company. The interest income and dividends from convertible bonds and preferred stocks provide a stream of income with generally higher yields than common stocks, but lower than non-convertible securities of similar quality.

A Fund will exchange or convert the convertible securities held in its portfolio into shares of the underlying common stock in instances in which, in the opinion of the adviser, or sub-adviser, the investment characteristics of the underlying common shares will assist the Fund in achieving its investment objective. Otherwise, a Fund will hold or trade the convertible securities. In selecting convertible securities for the Fund, the adviser or sub-adviser evaluates the investment characteristics of the convertible security as a fixed income instrument, and the investment potential of the underlying equity security for capital appreciation. In evaluating these matters with respect to a particular convertible security, the adviser or sub-adviser may consider numerous factors, including the economic and political outlook, the value of the security relative to other investment alternatives, trends in the determinants of the issuer's profits, and the issuer's management capability and practices.

As with all fixed income securities, the market values of convertible securities tend to increase when interest rates decline and, conversely, tend to decline when interest rates increase.

<u>Repurchase Agreements</u>. Securities held by the Funds and Underlying Funds may be subject to repurchase agreements. Under the terms of a repurchase agreement, a Fund or Underlying Fund would acquire securities from member banks of the Federal Deposit Insurance Corporation and registered broker-dealers that BB&T deems creditworthy, subject to the seller's agreement to repurchase such securities at a mutually agreed-upon date and price, which includes interest negotiated on the basis of current short-term rates. The seller under a repurchase agreement will be required to maintain at all times the value of collateral held pursuant to the agreement at not less than the repurchase price (including accrued interest). If the seller were to default on its repurchase obligation or become insolvent, a Fund or Underlying Fund holding such obligation would suffer a loss to the extent that the proceeds from a sale of the underlying portfolio securities were less than the repurchase price under the agreement. Securities subject to repurchase agreements will be held by a Fund's or Underlying Fund's custodian or another qualified custodian, as appropriate, or in the Federal Reserve/Treasury book-entry system.

<u>Reverse Repurchase Agreements and Dollar Roll Agreements</u>. The Funds and Underlying Funds may also enter into reverse repurchase agreements and dollar roll agreements in accordance with applicable investment restrictions. Pursuant to such reverse repurchase agreements, a Fund or Underlying Fund would sell certain of its securities to financial institutions such as banks and broker-dealers, and agree to repurchase them, or substantially similar securities in the case of a dollar roll agreement, at a mutually agreed upon date and price. A dollar roll agreement is analogous to a reverse repurchase agreement, with a Fund or Underlying Fund selling mortgage-backed securities for delivery in the current month and simultaneously contracting to repurchase substantially similar (same type, coupon and maturity) securities on a specified future date. At the

time a Fund or Underlying Fund enters into a reverse repurchase agreement or dollar roll agreement, it will place in a segregated custodial account assets such as U.S. Government securities or other liquid securities consistent with its investment restrictions having a value equal to the repurchase price (including accrued interest), and will subsequently continually monitor the account to ensure that such equivalent value is maintained at all times. Reverse repurchase agreements and dollar roll agreements involve the risk that the market value of securities to be purchased by a Fund or Underlying Fund may decline below the price at which it is obligated to repurchase the securities, or that the other party may default on its obligation, so that a Fund or Underlying Fund is delayed or prevented from completing the transaction.

<u>Futures Contracts</u>. The Funds and Underlying Funds (except for the BB&T U.S. Treasury Fund) may enter into contracts for the future delivery of securities or foreign currencies and futures contracts based on a specific security, class of securities, foreign currency or an index, purchase or sell options on any such futures contracts and engage in related closing transactions. A futures contract on a securities index is an agreement obligating either party to pay, and entitling the other party to receive, while the contract is outstanding, cash payments based on the level of a specified securities index. The Funds or Underlying Funds may engage in such futures contracts in an effort to hedge against market risks and to manage its cash position, but not for leveraging purposes. This investment technique is designed primarily to hedge against anticipated future changes in market conditions or foreign exchange rates which otherwise might adversely affect the value of securities which a Fund or Underlying Fund holds or intends to purchase. For example, when interest rates are expected to rise or market values of portfolio securities are expected to fall, the Funds or Underlying Funds can seek through the sale of futures contracts to offset a decline in the value of its portfolio securities. When interest rates are expected to fall or market values are expected to rise, a Fund or Underlying Fund, through the purchase of such contracts, can attempt to secure better rates or prices than might later be available in the market when it effects anticipated purchases.

The acquisition of put and call options on futures contracts will, respectively, give the Funds or Underlying Funds the right (but not the obligation), for a specified price, to sell or to purchase the underlying futures contract, upon exercise of the option, at any time during the option period.

The value of a Fund's or an Underlying Fund's contracts may equal or exceed 100% of its total assets, although it will not purchase or sell a futures contract unless immediately following such sale or purchase the aggregate amount of margin deposits on its existing futures positions plus the amount of premiums paid for related futures options entered into for other than bona fide hedging purposes is 5% or less of the its net assets. Futures transactions will be limited to the extent necessary to maintain the qualification of the Funds or Underlying Funds as regulated investment companies.

Futures transactions involve brokerage costs and require the Funds or Underlying Funds to segregate liquid assets, such as cash, U.S. Government securities or other liquid securities to cover its obligation under such contracts. A Fund or an Underlying Fund may lose the expected benefit of futures transactions if interest rates, securities prices or foreign exchange rates move in an unanticipated manner. Such unanticipated changes may also result in poorer overall performance than if the Funds or Underlying Funds had not entered into any futures transactions. In addition, the value of a Fund's or Underlying Fund's futures positions may not prove to be perfectly or even highly correlated with the value of its portfolio securities and foreign currencies, limiting the Fund's or Underlying Fund's ability to hedge effectively against interest rate, foreign exchange rate and/or market risk and giving rise to additional risks. There is no assurance of liquidity in the secondary market for purposes of closing out futures positions.

Foreign Currency Transactions. The value of the assets of the BB&T International Equity Fund, as measured in U.S. dollars, may be affected favorably or unfavorably by changes in foreign currency exchange rates and exchange control regulations, and the Underlying Fund may incur costs in connection with conversions between various currencies. The BB&T International Equity Fund will conduct foreign currency exchange transactions either on a spot (i.e., cash) basis at the spot rate prevailing in the foreign currency exchange market, or through forward contracts to purchase or sell foreign currencies. A forward foreign currency exchange contract ("forward currency contract") involves an obligation to purchase or sell a specific currency at a future date, which may be any fixed number of days from the date of the contract agreed upon by the parties, at a price set at the time of the contract. These forward currency contracts are traded directly between currency traders (usually large commercial banks) and their customers. The BB&T International Equity Fund may enter into forward currency contracts in order to hedge against adverse movements in exchange rates between currencies.

By entering into a forward currency contract in U.S. dollars for the purchase or sale of the amount of foreign currency involved in an underlying security transaction, the BB&T International Equity Fund is able to protect itself against a possible loss between trade and settlement dates resulting from an adverse change in the relationship between the U.S. dollar and such foreign currency. However, this tends to limit potential gains which might result from a positive change in such currency relationships. The BB&T International Equity Fund may also hedge foreign currency exchange rate risk by engaging in a currency financial futures and options transactions, which are described below. The forecasting of short-term currency market movements is extremely difficult and whether such a short-term hedging strategy will be successful is highly uncertain.

It is impossible to forecast with precision the market value of portfolio securities at the expiration of a forward currency contract. Accordingly, it may be necessary for the BB&T International Equity Fund to purchase additional currency on the spot market if the market value of the security is less than the amount of foreign currency such Underlying Fund is obligated to deliver when a decision is made to sell the security and make delivery of the foreign currency in settlement of a forward contract. Conversely, it may be necessary to sell on the spot market some of the foreign currency received upon the sale of the portfolio security if its market value exceeds the amount of foreign currency such Underlying Fund is obligated to deliver.

If the BB&T International Equity Fund retains the portfolio security and engages in an offsetting transaction, it will incur a gain or a loss to the extent that there has been movement in forward currency contract prices. If the BB&T International Equity Fund engages in an offsetting transaction, it may subsequently enter into a new forward currency contract to sell the foreign currency. Although such contracts tend to minimize the risk of loss due to a decline in the value of the hedged currency, they also tend to limit any potential gain which might result should the value of such currency increase. The BB&T International Equity Fund will have to convert their holdings of foreign currencies into U.S. dollars from time to time. Although foreign exchange dealers do not charge a fee for conversion, they do realize a profit based on the difference (the "spread") between the prices at which they are buying and selling various currencies.

The BB&T International Equity Fund's custodian bank segregates cash or liquid securities in an amount not less than the value of the Underlying Fund's total assets committed to forward currency contracts entered into for the purchase of a foreign security. If the value of the securities segregated declines, additional cash or securities are added so that the segregated amount is not less than the amount of the Underlying Fund's commitments with respect to such contracts. The BB&T International Equity Fund generally does not enter into a forward contract with a term longer than one year.

Foreign Currency Options. A foreign currency option provides the BB&T International Equity Fund, as the option buyer, with the right to buy or sell a stated amount of foreign currency at the exercise price at a specified date or during the option period. A call option gives its owner the right, but not the obligation, to buy the currency, while a put option gives its owner the right, but not the obligation, to sell the currency. The option seller (writer) is obligated to fulfill the terms of the option sold if it is exercised. However, either seller or buyer may close its position during the option period in the secondary market for such options any time prior to expiration.

A call rises in value if the underlying currency appreciates. Conversely, a put rises in value if the underlying currency depreciates. While purchasing a foreign currency option can protect the BB&T International Equity Fund against an adverse movement in the value of a foreign currency, it does not limit the gain which might result from a favorable movement in the value of such currency. For example, if the BB&T International Equity Fund was holding securities denominated in an appreciating foreign currency and had purchased a foreign currency put to hedge against a decline in the value of the currency, it would not have to exercise its put. Similarly, if the BB&T International Equity Fund has entered into a contract to purchase a security denominated in a foreign currency and had purchased a foreign currency call to hedge against a rise in the value of the currency but instead the currency had depreciated in value between the date of purchase and the settlement date, the BB&T International Equity Fund would not have to exercise its call but could acquire in the spot market the amount of foreign currency needed for settlement.

Foreign Currency Futures Transactions. As part of its financial futures transactions, the BB&T International Equity Fund may use foreign currency futures contracts and options on such futures contracts. Through the purchase or sale of such contracts, an Underlying Fund may be able to achieve many of the same objectives as through forward foreign currency exchange contracts more effectively and possibly at a lower cost.

Unlike forward foreign currency exchange contracts, foreign currency futures contracts and options on foreign currency futures contracts are standardized as to amount and delivery period and may be traded on boards of trade and commodities exchanges or directly with a dealer which makes a market in such contracts and options. It is anticipated that such contracts may provide greater liquidity and lower cost than forward foreign currency exchange contracts.

Regulatory Restrictions. As required by the Securities and Exchange Commission, when purchasing or selling a futures contract or writing a put or call option or entering into a forward foreign currency exchange purchase, the Funds or Underlying Funds will maintain in a segregated account cash or liquid securities equal to the value of such contracts.

To the extent required to comply with Commodity Futures Trading Commission Regulation 4.5 and thereby avoid being classified as a "commodity pool operator," a Fund or an Underlying Fund will not enter into a futures contract or purchase an option thereon if immediately thereafter the initial margin deposits for futures contracts held by the Fund or Underlying Fund plus premiums paid by it for open options on futures would exceed 5% of the Fund's or Underlying Fund's total assets. The Funds or Underlying Funds will not engage in transactions in financial futures contracts or options thereon for speculation, but only to attempt to hedge against changes in market conditions affecting the values of securities which a Fund or Underlying Fund holds or intends to purchase. When futures contracts or options thereon are purchased to protect against a price increase on securities intended to be purchased later, it is anticipated that at least 25% of such intended purchases will be completed. When other futures contracts or options thereon are purchased, the underlying value of such contracts will at all times not exceed the sum of: (1) accrued profit on such contracts held by the broker; (2) cash or high quality money market instruments set aside in an identifiable manner; and (3) cash proceeds from investments due in 30 days.

INVESTMENT RESTRICTIONS

The following investment restrictions may be changed with respect to a particular Fund only by a vote of a majority of the outstanding Shares of that Fund (as defined under "ADDITIONAL INFORMATION -- Vote of a Majority of the Outstanding Shares" in this SAI).

None of the Funds will:

1. Purchase any securities which would cause more than 25% of the value of the Fund's total assets at the time of purchase to be invested in securities of one or more issuers conducting their principal business activities in the same industry, provided that: (a) there is no limitation with respect to obligations issued or guaranteed by the U.S. Government or its agencies or instrumentalities and repurchase agreements secured by obligations of the U.S. Government or its agencies or instrumentalities; (b) wholly owned finance companies will be considered to be in the industries of their parents if their activities are primarily related to financing the activities of their parents; (c) the Capital Manager Aggressive Growth Fund may invest more than 25% of its total assets in investment companies, or portfolios thereof, that are Underlying Funds of such Fund; and (d) utilities will be divided according to their services. For example, gas, gas transmission, electric and gas, electric and telephone will each be considered a separate industry;

2. Purchase securities of any one issuer, other than obligations issued or guaranteed by the U.S. Government or its agencies or instrumentalities, if, immediately after such purchase, more than 5% of the value of the Fund's total assets would be invested in such issuer, or the Fund would hold more than 10% of the outstanding voting securities of the issuer, except that 25% or less of the value of a Fund's total assets may be invested without regard to such limitations. There is no limit to the percentage of assets that may be invested in U.S. Treasury bills, notes, or other obligations issued or guaranteed by the U.S. Government or its agencies or

instrumentalities. There is no limit to the percentage of assets that the Capital Manager Aggressive Growth Fund may invest in any investment company;

3. Borrow money or issue senior securities, except that a Fund may borrow from banks or brokers, in amounts up to 10% of the value of its total assets at the time of such borrowing. A Fund will not purchase securities while its borrowings exceed 5% of its total assets;

4. Make loans, except that a Fund may purchase or hold debt instruments and lend portfolio securities (in an amount not to exceed one-third of its total assets), in accordance with its investment objective and policies, make time deposits with financial institutions and enter into repurchase agreements;

5. Underwrite the securities issued by other persons, except to the extent that a Fund may be deemed to be an underwriter under certain securities laws in the disposition of "restricted securities;"

6. Purchase or sell commodities or commodities contracts, except to the extent disclosed in the current Prospectus of the Fund; and

7. Purchase or sell real estate (although investments in marketable securities of companies engaged in such activities and securities secured by real estate or interests therein, or in Underlying Funds investing in such securities, are not prohibited by this restriction).

The following additional investment restrictions are not fundamental policies and therefore may be changed without the vote of a majority of the outstanding Shares of a Fund. None of the Funds may:

1. Engage in any short sales (except for short sales "against the box");

2. Purchase securities of other investment companies, except (a) in connection with a merger, consolidation, acquisition or reorganization, (b) to the extent permitted by the 1940 Act or pursuant to any exemptions therefrom, and (c) as consistent with the investment policies of the Capital Manager Aggressive Growth Fund;

3. Mortgage or hypothecate the Fund's assets in excess of one-third of the Fund's total assets; and

4. Purchase or otherwise acquire any securities if, as a result, more than 15% of the Fund's net assets would be invested in securities that are illiquid.

If any percentage restriction described above is satisfied at the time of purchase, a later increase or decrease in such percentage resulting from a change in net asset value will not constitute a violation of such restriction. However, should a change in net asset value or other external events cause a Fund's investments in illiquid securities to exceed the limitation set forth in such Fund's Prospectus, that Fund will act to cause the aggregate amount of illiquid securities to come within such limit as soon as reasonably practicable. In such an event, however, that Fund would not be required to liquidate any portfolio securities where the Fund would suffer a loss on the sale of such securities.

Due to the investment policies of the Capital Manager Aggressive Growth Fund, this Fund will concentrate more than 25% of its total assets in the investment company industry. However, no Underlying Fund in which such Fund invests will concentrate more than 25% of its total assets in any one industry.

Portfolio Turnover

Changes may be made in a Fund's portfolio consistent with the investment objective and policies of the Fund whenever such changes are believed to be in the best interests of the Fund and its Shareholders. The portfolio turnover rates for all of the Funds may vary greatly from year to year as well as within a particular year, and may be affected by cash requirements for redemptions of Shares and by requirements which enable the Funds to receive certain favorable tax treatments. High portfolio turnover rates will generally result in higher transaction costs to a Fund, including brokerage commissions.

The portfolio turnover rate of the Capital Manager Aggressive Growth Fund is expected to be low, as such Fund will purchase or sell shares of the Underlying Funds, to (i) accommodate purchases and sales of such Fund's Shares, and (ii) change the percentage of its assets invested in each Underlying Fund in which it invests in response to market conditions. The Growth and Income Fund, the Large Company Growth Fund, and the Capital Appreciation Funds will be managed without regard to their portfolio turnover rate. It is anticipated that the annual portfolio turnover rate for an Underlying Fund normally will not exceed the amount stated in such Underlying Fund's Prospectus.

The portfolio turnover rate for each of the Funds is calculated by dividing the lesser of a Fund's purchases or sales of portfolio securities for the year by the monthly average value of the securities. The Securities and Exchange Commission requires that the calculation exclude all securities whose remaining maturities at the time of acquisition are one year or less.


NET ASSET VALUE


The net asset value of each Fund is determined and the Shares of each Fund are priced as of the Valuation Times on each Business Day of the Trust (other than a day on which there are insufficient changes in the value of a Fund's portfolio securities to materially affect the Fund's net asset value or a day on which no Shares of the Fund are tendered for redemption and no order to purchase any Shares is received). A "Business Day" is a day on which the New York Stock Exchange, Inc. ("NYSE") is open for trading. Currently, the NYSE is closed on the following holidays: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving, and Christmas.

Valuation of the Funds

Portfolio securities, the principal market for which is a securities exchange, will be valued at the closing sales price on that exchange on the day of computation, or, if there have been no sales during such day, at the latest bid quotation. Portfolio securities, the principal market for which is not a securities exchange, will be valued at their latest bid quotation in such principal market. If no such bid price is available, then such securities will be valued in good faith at their respective fair market values using methods determined by or under the supervision of the Board of Trustees. Foreign securities are valued based on quotations from the primary market in which they are traded and are translated from the local currency into U.S. dollars using current exchange rates. Shares of investment companies are valued on the basis of their net asset values, subject to any applicable sales charge. Portfolio securities with a remaining maturity of 60 days or less will be valued either at amortized cost or original cost plus accrued interest, which approximates current value.

All other assets and securities, including securities for which market quotations are not readily available, will be valued at their fair market value as determined in good faith under the general supervision of the Board of Trustees.

ADDITIONAL PURCHASE AND REDEMPTION INFORMATION

The Shares of each Fund are sold on a continuous basis by the Distributor, and the Distributor has agreed to use appropriate efforts to solicit all purchase orders. The public offering price of Shares of the Funds is their net asset value per Share.

The Trust may suspend the right of redemption or postpone the date of payment for Shares during any period when (a) trading on the NYSE is restricted by applicable rules and regulations of the Securities and Exchange Commission, (b) the NYSE is closed for other than customary weekend and holiday closings, (c) the Securities and Exchange Commission has by order permitted such suspension, or (d) an emergency exists as a result of which (i) disposal by the Trust of securities owned by it is not reasonably practical or (ii) it is not reasonably practical for the Trust to determine the fair market value of its net assets.

Shares may be redeemed without charge on any day that net asset value is calculated. All redemption orders are effected at the net asset value per Share next determined after receipt by the Distributor of a redemption request. Payment for Shares redeemed normally will be made within seven days.

The Trust intends to pay cash for all Shares redeemed, but under abnormal conditions which make payment in cash unwise, payment may be made wholly or partly in portfolio securities at their then market value equal to the redemption price. In such cases, a Shareholder may incur brokerage costs in converting such securities to cash.

Variable Contract Owners do not deal directly with the Funds to purchase, redeem, or exchange Shares, and Variable Contract Owners should refer to the prospectus for the applicable Separate Account for information on the allocation of premiums and on transfers of accumulated value among sub-accounts of the pertinent Separate Account that invests in the Funds.

Each Fund reserves the right to discontinue offering Shares at any time. In the event that a Fund ceases offering its Shares, any investments allocated to the Fund will, subject to any necessary regulatory approvals, be invested in another portfolio of the Trust deemed appropriate by the Trustees.

MANAGEMENT OF THE TRUST

Management Information

The names of the Trustees, their addresses, ages, positions, principal occupation(s) during the past five years, number of portfolios in the fund complex overseen, and other directorships held by each Trustee and executive officer who is an "interested person" (as defined in the 1940 Act) and each non-interested Trustee are set forth below:

Trustees

Name, Address, and Age	Position(s) Held with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Trusteeships Held by Trustee
Non-Interested Trustees					
James H. Woodward University of North Carolina at Charlotte 9201 University City Blvd. Charlotte, NC 28223 Birthdate: 11/24/1939	Trustee	Indefinite 4/97 to present	Chancellor, University of North Carolina at Charlotte—7/89 to present	25	J.A. Jones, Inc.
Michael Van Buskirk 3435 Stelzer Road Columbus, Oh 43219 Birthdate: 02/22/1947	Trustee	Indefinite 4/97 to present	Chief Executive Officer, Ohio Bankers Assoc. (industry trade association)—5/91 to present	25	Coventry Corporation
Interested Trustees					
Walter B. Grimm[1] 3435 Stelzer Road Columbus, Oh 43219 Birthdate: 06/30/1945	Trustee	Indefinite 4/97 to present	Employee of BISYS Fund Services—6/92 to present	25	1st Source Monogram Funds American Performance Brenton Mutual Funds Counter Bond Fund Kensington Funds Performance Funds Trust The Shelby Funds United American Cash Reserves UST of Boston

[1] Mr. Grimm may be deemed to be an "interested person," as defined by the Investment Company Act of 1940, because of his employment with BISYS Fund Services.

Executive Officers

Name, Address, and Age	Position(s) Held with Trust	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years
Walter B. Grimm 3435 Stelzer Road Columbus, Oh 43219 Age: 56	President and Chairman of the Board	Indefinite 4/97 to present	Employee of BISYS Fund Services (6/92 to present)
Gregory Maddox Columbia Square Suite 500 1230 Columbia St San Diego, CA 92101 Age: 34	Vice President and Assistant Secretary	Indefinite 4/97 to present	Employee of BISYS Fund Services (4/91 to present).
Charles L. Booth 3435 Stelzer Road, Columbus, OH 43219 Age: 42	Vice President and Assistant Secretary	Indefinite 4/99 to present	Employee of BISYS Fund Services (4/91 to present).
Jeffrey Cusick 3435 Stelzer Road, Columbus, OH 43219 Age: 42	Vice President	Indefinite 11/01 to present	Employee of BISYS Fund Services (7/95 to present).
Alaina Metz 3435 Stelzer Road, Columbus, OH 43219 Age: 35	Secretary	Indefinite 4/97 to present	Employee of BISYS Fund Services (6/95 to present).
Steven Pierce 3435 Stelzer Road, Columbus, OH 43219 Age: 36	Treasurer	Indefinite 8/01 to present	Employee of BISYS Fund Services (4/99 to present); Manager of Investment Operations, CNA Insurance (10/96 to 4/99).
Nimish Bhatt 3435 Stelzer Road, Columbus, OH 43219 Age: 38	Principal Financial and Accounting Officer and Comptroller	Indefinite 11/98 to present	Employee of BISYS Fund Services (7/96 to present).

Board of Trustees

Overall responsibility for management of the Trust rests with its Board of Trustees, who are elected by the Shareholders of the Trust. The Trustees elect the officers of the Trust to supervise actively its day-to-day operations.

Valuation Committee

The Board of Trustees has a Valuation Committee whose function is to monitor the valuation of portfolio securities and other investments and, as required by the Trust's valuation policies, when the Board is not in session it shall determine the fair value of portfolio holdings after consideration of all relevant factors, which determinations shall be reported to the full Board. The Valuation Committee currently consists of Messrs. Van Buskirk, Grimm, Pierce, and Ms. Metz. The Valuation Committee held no meetings during the last year.

Listed below for each Trustee is a dollar range of securities beneficially owned in the Funds together with the aggregate dollar range of equity securities in all registered investment companies overseen by each Trustee that are in the same family of investment companies as the Trust, as of December 31, 2001.

Name of Trustee	Dollar Range of Equity Securities in the Trust	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies
James H. Woodward	none	none
Michael Van Buskirk	none	none
Walter B. Grimm	none	none

As of January 1, 2002, the Trustees and officers of the Trust, as a group, owned Variable Contracts that entitled them to give voting instructions with respect to less than one percent of the Shares of any portfolio of the Trust.

No non-interested Trustee (or an immediate family member thereof) had any direct or indirect interest, the value of which exceeds $60,000, in the Advisor, the principal underwriter of the Trust, or any entity controlling, controlled by or under common control with the Advisor or the principal underwriter of the Trust (no including registered investment companies). Set forth in the table below is information regarding each non-interested Trustee's (and his immediate family members') share ownership in securities of the Advisor, the principal underwriter of the Trust, and any entity controlling, controlled by or under common control with the Advisor or principal underwriter of the Trust (not including registered investment companies).

Name of Trustee	Name of Owners and Relationships to Trustee	Company	Title of Class	Value of Securities	Percent of Class
James H. Woodward	none	none	none	none	none
Michael Van Buskirk	none	none	none	none	none

No non-interested Trustee or immediate family member has during the two most recently completed calendar years had: (i) any material interest, direct or indirect, in any transaction or series of similar transactions, in which the amount involved exceeds $60,000; (ii) any securities interest in the principal underwriter of the Trust or the Investment Adviser or their affiliates (other than the Trust); or (iii) any direct or indirect relationship of any nature, in which the amount involved exceeds $60,000, with:

- the Funds;

- an officer of the Funds;

- an investment company, or person that would be an investment company but for the exclusions provided by sections 3(c)(1) and 3(c)(7) of the 1940 Act, having the same investment adviser or principal underwriter as the Funds or having an investment adviser or principal underwriter that directly or indirectly controls, is controlled by, or is under common control with the Investment Adviser or principal underwriter of the Funds;

- an officer of an investment company, or a person that would be an investment company but for the exclusions provided by sections 3(c)(1) and 3(c)(7) of the 1940 Act, having the same investment adviser or principal underwriter as the Funds or having an investment adviser or principal underwriter that directly or indirectly controls, is controlled by, or is under common control with the Investment Adviser or principal underwriter of the Funds;

- the Investment Adviser or principal underwriter of the Funds,

- an officer of the Investment Adviser or principal underwriter of the Funds;

- a person directly or indirectly controlling, controlled by, or under common control with the Investment Adviser or principal underwriter of the Funds; or

- an officer of a person directly or indirectly controlling, controlled by, or under common control with the Investment Adviser or principal underwriter of the Funds.

Trustee Compensation

The Trust pays each Trustee who is not an employee of BISYS or its affiliates a retainer fee at the rate of $500 per calendar quarter, reasonable out-of-pocket expenses, $750 for each regular meeting of the Board of Trustees attended in person, and $250 for each regular meeting of the Board of Trustees attended by telephone. The Trust also pays each such Trustee $750 for each special meeting of the Board of Trustees attended in person, and $250 for each special meeting of the Board of Trustees attended by telephone. For the fiscal year ended December 31, 2001, the Trust paid the following compensation to the Trustees of the Trust:

Name of Person, Position	Aggregate Compensation From Fund	Pension or Retirement Benefits Accrued as Part of Funds Expenses*	Estimated Annual Benefits Upon Retirement	Total Compensation From Fund and Fund Complex** Paid to Directors
James H. Woodward, Trustee	$4,000	None	None	$4,000
Michael Van Buskirk, Trustee	$4,000	None	None	$4,000
Walter B. Grimm, Trustee	$0	None	None	$ 0

*   The Trust does not accrue pension or retirement benefits as part of Fund expenses, and Trustees of the Trust are not entitled to benefits upon retirement from the Board of Trustees.

**   The Fund Complex consisted of the Trust, the BB&T Funds, AmSouth Funds, HSBC Mutual Funds Trust, HSBC Funds Trust, and the Fifth Third Funds.

The officers of the Trust receive no compensation directly from the Trust for performing the duties of their offices. BISYS Fund Services Ohio, Inc. receives fees from the Trust for providing certain administration, fund accounting and transfer agency services.

Investment Adviser

BB&T Asset Management LLC, ("BB&T"), 434 Fayetteville Street Mall, Raleigh, N.C. 27601, is the investment adviser of the Fund. BB&T is a separate wholly-owned subsidiary of Branch Banking and Trust Company ("BB&T Bank"), the predecessor investment adviser of the Growth and Income Fund. BB&T Bank recently reorganized its investment advisory division as BB&T, which has replaced BB&T Bank as the investment advisor to the Fund. Management and investment advisory personnel of BB&T Bank that formerly provided investment management services to the Fund now do so as the personnel of BB&T. Through its portfolio management team, BB&T makes the day-to-day investment decisions for the Fund and continuously reviews, supervises and administers the Fund's investment program.

BB&T Bank is the oldest bank in North Carolina. It is the principal bank affiliate of BB&T Corporation, a bank holding company that is a North Carolina corporation headquartered in

Winston-Salem, North Carolina. As of December 31, 2001, BB&T Corporation had assets in excess of $70.9 billion. Through its subsidiaries, BB&T Corporation operates over 1000 banking offices in Georgia, Kentucky, Tennessee, West Virginia, North Carolina, South Carolina, Virginia, Maryland and Washington, D.C., providing a broad range of financial services to individuals and businesses. In addition to general commercial, mortgage and retail banking services, BB&T Bank also provides trust, investment, insurance and travel services. BB&T Bank has provided investment management services through its Trust and Investment Services Division and BB&T since 1912. BB&T employs an experienced staff of professional portfolio managers and traders who use a disciplined investment process that focuses on maximization of risk-adjusted investment returns.

Under the Investment Advisory Agreement, BB&T has agreed to provide investment advisory services for each of the Funds as described in the Prospectuses. For the services provided and expenses assumed pursuant to the Investment Advisory Agreement, BB&T is entitled to a fee, computed daily and paid monthly, at the following annual rates, calculated as a percentage of the average daily net assets of each Fund: 0.74% for the Growth and Income Fund, 0.25% for the Capital Manager Aggressive Growth Fund, 0.74% for the Large Company Growth Fund, and 0.74% for the Capital Appreciation Fund. For the fiscal years ended December 31, 1999, December 31, 2000, and December 31, 2001, the Growth and Income Fund incurred investment advisory fees equal to $376,143, $409,430, and $501,119, respectively, of which $70,597, $77,459, and $94,806, respectively, was waived or reimbursed by BB&T. For the period from May 1, 2001 (commencement of operations) through December 31, 2001, the Capital Manager Aggressive Growth Fund incurred investment advisory fees equal to $25,385, of which $10,154 was waived or reimbursed by BB&T. For the period from October 15, 2001 (commencement of operations) through December 31, 2001, the Large Company Growth Fund incurred investment advisory fees equal to $16,652, of which $9,003 was waived or reimbursed by BB&T. For the period from October 15, 2001 (commencement of operations) through December 31, 2001, the Capital Appreciation Fund incurred investment advisory fees equal to $16,356, of which $8,620 was waived or reimbursed by BB&T.

Unless sooner terminated, the Investment Advisory Agreement continues in effect as to a particular Fund for an initial term of two years, and thereafter for successive one-year periods if such continuance is approved at least annually by the Board of Trustees or by vote of a majority of the outstanding Shares of such Fund and a majority of the Trustees who are not parties to the Investment Advisory Agreement or interested persons (as defined in the 1940 Act) of any party to the Investment Advisory Agreement by votes cast in person at a meeting called for such purpose. The Investment Advisory Agreement is terminable as to a particular Fund at any time on 60 days' written notice without penalty by the Trustees, by vote of a majority of the outstanding Shares of that Fund, or by BB&T. The Investment Advisory Agreement also terminates automatically in the event of any assignment, as defined in the 1940 Act.

The Investment Advisory Agreement provides that BB&T shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust in connection with the performance of its duties, except a loss resulting from a breach of fiduciary duty with respect to the receipt of compensation for services or a loss resulting from willful misfeasance, bad faith, or gross negligence on the part of BB&T in the performance of its duties, or from reckless disregard of its duties and obligations thereunder.

From time to time, advertisements, supplemental sales literature, and information furnished to present or prospective Shareholders of the Fund may include descriptions of BB&T including, but not limited to, (i) descriptions of BB&T's operations; (ii) descriptions of certain personnel and their functions; and (iii) statistics and rankings related to BB&T's operations.

The Board of Trustees most recently approved the Investment Advisory Agreement at a meeting held on February 13, 2002. In determining whether it was appropriate to approve the Investment Advisory Agreement, the Board of Trustees requested information, provided by BB&T, that it believed to be reasonably necessary to reach its conclusion. The Board of Trustees carefully evaluated this information, and was advised by legal counsel with respect to its deliberations. Based on its review of the information requested and provided, the Board of Trustees determined that the Investment Advisory Agreement is consistent with the best interests of each Fund to which it applies and its shareholders, and enables each Fund to receive high quality services at a cost that is appropriate, reasonable, and in the best interests of the Funds and their shareholders. The Board of Trustees made these determinations on the basis of the following considerations, among others:

- The investment advisory fees payable to BB&T under the Investment Advisory Agreement are fair and reasonable in light of the services to be provided, the anticipated costs of these services, the profitability of BB&T's relationship with the Funds, and the comparability of the proposed fee to fees paid by comparable mutual funds;

- The Investment Advisory Agreement did not increase current investment advisory fees or overall operating expenses of each Fund to which it applies over historical fee and expense levels;

- The continuity of each Fund's current portfolio manager and other persons responsible for management of the Fund, which should help ensure continuity of management and consistency of performance;

- The nature, quality and extent of the investment advisory services expected to be provided by BB&T, in light of the high quality services provided to the Funds in the past and the other mutual funds advised by BB&T and the Funds' historic performance, including achievement of stated investment objectives;

- BB&T's representations regarding its staffing and capabilities to manage the Funds, including the retention of personnel with significant portfolio management experience;

- BB&T's entrepreneurial commitment to the management and success of the Funds, which could entail a substantial commitment of resources to the successful operation of the Funds;

- The overall high quality of the personnel, operations, financial condition, investment management capabilities, methodologies, and performance of BB&T.

Accordingly, in light of the above considerations and such other factors and information it considered relevant, the Board of Trustees unanimously approved the Investment Advisory Agreement.

Portfolio Transactions

BB&T determines, subject to the general supervision of the Board of Trustees and in accordance with each Fund's investment objective and restrictions, which securities are to be purchased and sold by a Fund, and which brokers or dealers are to be eligible to execute such Fund's portfolio transactions.

Purchases and sales of portfolio securities which are debt securities usually are principal transactions in which portfolio securities are normally purchased directly from the issuer or from an underwriter or market maker for the securities. Purchases from underwriters of portfolio securities generally include a commission or concession paid by the issuer to the underwriter, and purchases from dealers serving as market makers may include the spread between the bid and asked price. Transactions on stock exchanges involve the payment of negotiated brokerage commissions. Transactions in the over-the-counter market are generally principal transactions with dealers. With respect to the over-the-counter market, the Trust, where possible, will deal directly with dealers who make a market in the securities involved except in those circumstances where better price and execution are available elsewhere.

Allocation of transactions, including their frequency, to various brokers and dealers is determined by BB&T in its best judgment and in a manner deemed fair and reasonable to Shareholders. In selecting a broker or dealer, BB&T evaluates a wide range of criteria, including the commission rate or dealer mark-up, execution capability, the broker's/dealer's positioning and distribution capabilities, back office efficiency, ability to handle difficult trades, financial stability, reputation, prior performance, and, in the case of brokerage commissions, research. The primary consideration is the broker's ability to provide prompt execution of orders in an effective manner at the most favorable price for the security. Subject to this consideration, brokers and dealers who provide supplemental investment research to BB&T may receive orders for transactions on behalf of the Trust. Research may include brokers' analyses of specific securities, performance and technical statistics, and information databases. It may also include maintenance research, which is the information that keeps BB&T informed concerning overall economic, market, political and legal trends. Under some circumstances, BB&T's evaluation of research and other broker selection criteria may result in one or a few brokers executing a substantial percentage of a Fund's trades. This might occur, for example, where a broker can provide best execution at a cost that is reasonable in relation to its services and the broker offers unique or superior research facilities, special knowledge or expertise in a Fund's relevant markets, or access to proprietary information about companies that are a majority of a Fund's investments.

Research information so received is in addition to and not in lieu of services required to be performed by BB&T and does not reduce the fees payable to BB&T by the Trust. Such information may be useful to BB&T in serving both the Trust and other clients and, conversely, supplemental information obtained by the placement of business of other clients may be useful in carrying out its obligations to the Trust. While BB&T generally seeks competitive commissions, the Trust may not necessarily pay the lowest commission available on each brokerage transaction for reasons discussed above.

Investment decisions for each Fund are made independently from those for the other Funds or any other portfolio, investment company or account managed by BB&T. Any such other portfolio, investment company or account may also invest in the same securities as the Trust. When a purchase or sale of the same security is made at substantially the same time on behalf of a Fund and another Fund, portfolio, investment company or account, the transaction will be averaged as to price and available investments will be allocated as to amount in a manner which BB&T believes to be equitable to the Fund(s) and such other portfolio, investment company or account. In some instances, this investment procedure may adversely affect the price paid or received by a Fund or the size of the position obtained by a Fund. To the extent permitted by law, BB&T may aggregate the securities to be sold or purchased for a Fund with those to be sold or purchased for the other Funds or for other portfolio, investment companies or accounts in order to obtain best execution. In making investment recommendations for the Trust, BB&T will not inquire or take into consideration whether an issuer of securities proposed for purchase or sale by the Trust is a customer of BB&T, or BISYS, their parents or their subsidiaries or affiliates and, in dealing with its customers, BB&T their parents, subsidiaries, and affiliates will not inquire or take into consideration whether securities of such customers are held by the Trust.

For the fiscal years ended December 31, 1999, December 31, 2000 and December 31, 2001, the Growth and Income Fund paid aggregate brokerage commissions equal to $26,939, $54,533, and $61,841, respectively. For the period from May 1, 2001 (commencement of operations) through December 31, 2001, the Capital Manager Aggressive Growth Fund paid aggregate brokerage commissions equal to $0. For the period from October 15, 2001 (commencement of operations) through December 31, 2001, the Large Company Growth Fund paid aggregate brokerage commissions equal to $13,974. For the period from October 15, 2001 (commencement of operations) through December 31, 2001, the Capital Appreciation Fund paid aggregate brokerage commissions equal to $7,527.

Federal Banking Law

The Gramm-Leach-Bliley Act of 1999 repealed certain provisions of the Glass-Steagall Act that had previously restricted the ability of banks and their affiliates to engage in certain mutual fund activities. Nevertheless, BB&T's activities remain subject to, and may be limited by, applicable federal banking law and regulations. BB&T believes that it possesses the legal authority to perform the services for the Funds contemplated by the Prospectus, this SAI, and the Investment Advisory Agreement without violation of applicable statutes and regulations. If future changes in these laws and regulations were to limit the ability of BB&T to perform these services, the Board of Trustees would review the Trust's relationship with BB&T and consider taking all action necessary in the circumstances, which could include recommending to Shareholders the selection of another qualified advisor or, if that course of action appeared impractical, that the Funds be liquidated.

Administrator

BISYS Fund Services Ohio, Inc. ("BISYS Ohio" or "Administrator"), 3435 Stelzer Road, Columbus, Ohio 43219-3035, serves as general manager and administrator to the Trust pursuant to a Management and Administration Agreement dated March 1, 1999 (the "Administration Agreement"). Prior to that date, BISYS served as general manager and administrator to the Trust. The Administrator assists in supervising all operations of each Fund (other than those performed by BB&T under the Investment Advisory Agreement, by BISYS Ohio as fund accountant and dividend disbursing agent, and by the Trust's custodians. The Administrator provides financial services to institutional clients.

Under the Administration Agreement, the Administrator has agreed to maintain office facilities for the Trust; furnish statistical and research data, clerical and certain bookkeeping services and stationery and office supplies; prepare the periodic reports to the Securities and Exchange Commission on Form N-SAR or any replacement forms therefor; compile data for, prepare for execution by the Funds and file certain federal and state tax returns and required tax filings; prepare compliance filings pursuant to state laws with the advice of the Trust's counsel; keep and maintain the financial accounts and records of the Funds, including calculation of daily expense accruals; and generally assist in all aspects of the Trust's operations other than those performed by the Investment Advisers under the Investment Advisory Agreements by the fund accountant and dividend disbursing agent, and by the Trust's custodians. Under the Administration Agreement, the Administrator may delegate all or any part of its responsibilities thereunder.

The Administrator receives a fee from each Fund for its services as Administrator and expenses assumed pursuant to the Administration Agreement, calculated daily and paid periodically, equal to the lesser of (a) a fee calculated at the annual rate of 0.20% of each Fund's average daily net assets, or (b) such other fee as may from time to time be agreed upon by the Trust and the Administrator. The Administrator may voluntarily reduce all or a portion of its fee with respect to any Fund in order to increase the net income of one or more of the Funds available for distribution as dividends. For the fiscal years ended December 31, 1999, December 31, 2000 and December 31, 2001, the Growth and Income Fund incurred administration fees equal to $101,661, $110,656, and $135,439, respectively, of which $76,245, $75,662, and $101,578, respectively, was waived or reimbursed by BISYS. For the period from May 1, 2001 (commencement of operations) through December 31, 2001, the Capital Manager Aggressive Growth Fund incurred administrative fees equal to $7,108, of which $0 was waived or reimbursed by BISYS Ohio. For the period from October 15, 2001 (commencement of operations) through December 31, 2001, the Large Company Growth Fund incurred administrative fees equal to $4,500, of which $0 was waived or reimbursed by BISYS Ohio. For the period from October 15, 2001 (commencement of operations) through December 31, 2001, the Capital Appreciation Fund incurred administrative fees equal to $4,420, of which $0 was waived or reimbursed by BISYS Ohio.

The Administration Agreement is terminable with respect to a particular Fund upon mutual agreement of the parties to the Administration Agreement, upon notice given at least 60 days prior to the expiration of the Agreement's then-current term, and for cause (as defined in the Administration Agreement) by the party alleging cause, on no less than 60 days' written notice by the Board of Trustees or by the Administrator.

The Administration Agreement provides that the Administrator shall not be liable for any error of judgment or mistake of law or any loss suffered by the Trust in connection with the matters to which the Administration Agreement relates, except a loss resulting from willful misfeasance, bad faith, or gross negligence in the performance of its duties, or from the reckless disregard by the Administrator of its obligations and duties thereunder.

Expenses

BB&T and the Administrator bears all expenses in connection with the performance of its services other than the cost of securities (including brokerage commissions) purchased for the Funds. The Funds will bear the following expenses relating to their operations: taxes, interest, fees of the Trustees of the Trust, Securities and Exchange Commission fees, outside auditing and legal expenses, advisory and administration fees, fees and out-of-pocket expenses of the custodians and fund accountant, certain insurance premiums, costs of maintenance of the Trust's existence, costs of Shareholders' reports and meetings, and any extraordinary expenses incurred in the Funds' operations. Any expense reimbursements will be estimated daily and reconciled and paid on a monthly basis. Fees imposed upon customer accounts for cash management services are not included within Trust expenses for purposes of any such expense limitation.

Distributor

BISYS serves as distributor to the Trust pursuant to the Distribution Agreement dated June 1, 1997 (the "Distribution Agreement"). As distributor, BISYS acts as agent for the Funds in the distribution of their Shares and, in such capacity, advertises and pays the cost of advertising, office space and personnel involved in such activities. BISYS serves as distributor without remuneration from the Funds. Unless otherwise terminated, the Distribution Agreement will remain in effect for an initial term of two years, and thereafter continues for successive one-year periods if approved at least annually (i) by the Board of Trustees or by the vote of a majority of the outstanding Shares of the Trust, and (ii) by the vote of a majority of the Trustees who are not parties to the Distribution Agreement or interested persons (as defined in the 1940 Act) of any party to the Distribution Agreement, cast in person at a meeting called for the purpose of voting on such approval. The Distribution Agreement may be terminated in the event of any assignment, as defined in the 1940 Act.

Custodian, Transfer Agent and Fund Accounting Services

Fifth Third Bank, 38 Fountain Square Plaza, Cincinnati, Ohio 45263, serves as custodian to the Trust with respect to the Funds pursuant to a Custody Agreement dated as of May 21, 1997. The custodian's responsibilities include safeguarding and controlling the Funds' cash and securities, handling the receipt and delivery of securities, and collecting interest and dividends on such Funds' investments.

BISYS Ohio serves as transfer agent and dividend disbursing agent for the Funds pursuant to an agreement dated as of March 1, 1999. Under this agreement, BISYS Ohio performs the following services, among others: maintenance of Shareholder records for each of the Trust's Shareholders of record; processing Shareholder purchase and redemption orders; processing transfers and exchanges of Shares on the Shareholder files and records; processing dividend payments and reinvestments; and assistance in the mailing of Shareholder reports and proxy solicitation materials.

In addition, BISYS Ohio provides certain fund accounting services to the Trust pursuant to a Fund Accounting Agreement dated March 1, 1999. Under the Fund Accounting Agreement, BISYS Ohio maintains the accounting books and records for the Funds, including journals containing an itemized daily record of all purchases and sales of portfolio securities, all receipts and disbursements of cash and all other debits and credits, general and auxiliary ledgers reflecting all asset, liability, reserve, capital, income and expense accounts, including interest accrued and interest received, and other required separate ledger accounts; maintains a monthly trial balance of all ledger accounts; performs certain accounting services for the Funds, including calculation of the daily net asset value per Share, calculation of the dividend and capital gain distributions, if any, and of yield, reconciliation of cash movements with custodians, affirmation to custodians of portfolio trades and cash settlements, verification and reconciliation with custodians of daily trade activity; provides certain reports; obtains dealer quotations, prices from a pricing service or matrix prices on all portfolio securities in order to mark the portfolio to the market; and prepares an interim balance sheet, statement of income and expense, and statement of changes in net assets for the Funds.

BISYS Ohio receives an annual fee of $14 per Variable Contract Owner account, subject to certain per-Fund base fees, for its services as transfer agent and, for its services as fund accountant, BISYS Ohio receives a fee, computed daily and paid periodically, at an annual rate equal to the greater of 0.03% of each Fund's average daily net assets or $30,000.

Independent Auditors

The firm of Ernst & Young LLP, 1100 Huntington Center, 41 South High Street, Columbus, Ohio 43215, serves as independent auditors for the Funds. Its services comprise auditing the Funds' financial statements and advising the Funds as to certain accounting and tax matters.

Legal Counsel

Dechert, 1775 Eye Street, N.W., Washington, D.C. 20006, is counsel to the Trust and has passed upon the legality of the Shares offered hereby.

Code of Ethics

The Trust, BB&T and BISYS each have adopted a code of ethics, as required by applicable law, which is designed to prevent affiliated persons of the Trust, BB&T and BISYS from engaging in deceptive, manipulative, or fraudulent activities in connection with securities held or to be acquired by the Fund (which may also be held by persons subject to a code). There can be no assurance that the codes will be effective in preventing such activities.

ADDITIONAL INFORMATION

Description of Shares

The Trust is a Massachusetts business trust that was organized on July 20, 1994. The Trust's Declaration of Trust was filed with the Secretary of State of the Commonwealth of Massachusetts on the same date. The Declaration of Trust, as amended and restated, authorizes the Board of Trustees to issue an unlimited number of Shares, which are units of beneficial interest, without par value. The Trust currently has multiple series of Shares which represent interests in each series of the Trust. The Trust's Declaration of Trust authorizes the Board of Trustees to divide or redivide any unissued Shares of the Trust into one or more additional series or classes by setting or changing in any one or more respects their respective preferences, conversion or other rights, voting power, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption.

Shares have no subscription or preemptive rights and only such conversion or exchange rights as the Board of Trustees may grant in its discretion. When issued for payment as described in the Prospectuses and this SAI, the Trust's Shares will be fully paid and non-assessable by the Trust. In the event of a liquidation or dissolution of the Trust, Shareholders of a Fund are entitled to receive the assets available for distribution belonging to that Fund, and a proportionate distribution, based upon the relative asset values of the respective series, of any general assets not belonging to any particular series which are available for distribution.

Each Share represents an equal proportionate interest in the Fund with other Shares of the Fund, and is entitled to such dividends and distributions out of the income earned on the assets belonging to the Fund as are declared at the discretion of the Trustees. Shares are without par value. Shareholders are entitled to one vote for each dollar of value invested and a proportionate fractional vote for any fraction of a dollar invested. Shareholders will vote in the aggregate and not by portfolio except as otherwise expressly required by law.

An annual or special meeting of Shareholders to conduct necessary business is not required by the Trust's Declaration of Trust, the 1940 Act or other authority except, under certain circumstances, to elect Trustees, amend the Declaration of Trust, approve an investment advisory agreement and to satisfy certain other requirements. To the extent that such a meeting is not required, the Trust may elect not to have an annual or special meeting.

The Trust will call a special meeting of Shareholders for purposes of considering the removal of one or more Trustees upon written request therefor from Shareholders holding not less than 10% of the outstanding votes of the Trust. At such a meeting, a quorum of Shareholders (constituting a majority of votes attributable to all outstanding Shares of the Trust), by majority vote, has the power to remove one or more Trustees. In accordance with current laws, it is anticipated that an insurance company issuing a variable contract that participates in the Fund will request voting instructions from variable contract owners and will vote shares or other voting interests in the separate account in proportion of the voting instructions received.

Rule 18f-2 under the 1940 Act provides that any matter required to be submitted to the holders of the outstanding voting securities of an investment company such as the Trust shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding Shares of each Fund affected by the matter. For purposes of determining whether the approval of a majority of the outstanding Shares of a Fund will be required in connection with a matter, a Fund will be deemed to be affected by a matter unless it is clear that the interests of each Fund in the matter are identical, or that the matter does not affect any interest of the Fund. Under Rule 18f-2, the approval of an investment advisory agreement or any change in investment policy submitted to Shareholders would be effectively acted upon with respect to a series only if approved by a majority of the outstanding Shares of such Fund. However, Rule 18f-2 also provides that the ratification of independent public accountants, the approval of principal underwriting contracts, and the election of Trustees may be effectively acted upon by Shareholders of the Trust voting without regard to Fund.

Vote of a Majority of the Outstanding Shares

As used in the Funds' Prospectuses and the SAI, "vote of a majority of the outstanding Shares of the Trust or the Fund" means the affirmative vote, at an annual or special meeting of Shareholders duly called, of the lesser of (a) 67% or more of the votes of Shareholders of the Trust or the Fund present at such meeting at which the holders of more than 50% of the votes attributable to the Shareholders of record of the Trust or the Fund are represented in person or by proxy, or (b) the holders of more than 50% of the outstanding votes of Shareholders of the Trust or the Fund.

Principal Shareholders

As of April 19, 2002, Hartford Life Insurance Company, 200 Hopmeadow Street, Simsbury, Connecticut 06070, owned 68.17% of the outstanding Shares of the Growth and Income Fund and 18.38% of the outstanding Shares of the Capital Manager Aggressive Growth Fund, and thus may be deemed to be able to control the outcome of any matter submitted to a vote of the Shareholders of these Funds.

As of April 19, 2002, Wilbranch Company, P.O. Box 2887, Wilson, North Carolina 27894 owned 31.41% of the outstanding Shares of the Growth and Income Fund, 80.10% of the outstanding Shares of the Capital Manager Aggressive Growth Fund, 94.44% of the outstanding Shares of the Capital Appreciation Fund, and 94.63% of the outstanding Shares of the Large Company Growth Fund. Thus, Wilbranch Company may be deemed to be able to control the outcome of any matter submitted to a vote of the Shareholders of these Funds.

Shareholder and Trustee Liability

Under Massachusetts law, holders of units of interest in a business trust may, under certain circumstances, be held personally liable as partners for the obligations of the trust. However, the Trust's Declaration of Trust provides that Shareholders shall not be subject to any personal liability for the obligations of the Trust. The Declaration of Trust provides for indemnification out of the trust property of any Shareholder held personally liable solely by reason of his or her being or having been a Shareholder. The Declaration of Trust also provides that the Trust shall, upon request, reimburse any Shareholder for all legal and other expenses reasonably incurred in the defense of any claim made against the Shareholder for any act or obligation of the Trust, and shall satisfy any judgment thereon. Thus, the risk of a Shareholder incurring financial loss on account of Shareholder liability is limited to circumstances in which the Trust itself would be unable to meet its obligations.

The Declaration of Trust states further that no Trustee, officer, or agent of the Trust shall be personally liable in connection with the administration or preservation of the assets of the Trust or the conduct of the Trust's business; nor shall any Trustee, officer, or agent be personally liable to any person for any action or failure to act except for his own bad faith, willful misfeasance, gross negligence, or reckless disregard of his duties. The Declaration of Trust also provides that all persons having any claim against the Trustees or the Trust shall look solely to the assets of the Trust for payment.

Additional Tax Information

The following discussion summarizes certain U.S. federal tax considerations incidental to an investment in a Fund. This discussion does not purport to be complete or to deal with all aspects of federal income taxation that may be relevant.   This discussion is based upon present provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the regulations promulgated thereunder, and judicial and administrative ruling authorities, all of which are subject to change, which change may be retroactive. Prospective investors should consult their own tax advisors with regard to the federal, state, local and foreign tax aspects of an investment in the Fund.

Each Fund intends to qualify annually and to elect to be treated as a regulated investment company under Subchapter M of the Code. If a Fund so qualifies, it generally will not be subject to federal income taxes to the extent that it distributes on a timely basis its investment company taxable income and its net capital gains.

To qualify as a regulated investment company, each Fund generally must, among other things: (i) derive in each taxable year at least 90% of its gross income from dividends, interest, payments with respect to securities loans, and gains from the sale or other disposition of stock, securities or foreign currencies, or other income derived with respect to its business in such stock, securities or currencies; (ii) diversify its holdings so that, at the end of each quarter of the taxable year (a) at least 50% of the market value of the Fund's assets is represented by cash, U.S. Government securities, the securities of other regulated investment companies and other securities, with such other securities of any one issuer limited for the purposes of this calculation to an amount not greater than 5% of the value of the Fund's total assets and 10% of the outstanding voting securities of such issuer, and (b) not more than 25% of the value of its total assets is invested in the securities of any one issuer (other than U.S. Government securities or the securities of other regulated investment companies); and (iii) distribute at least 90% of its investment company taxable income (which includes, among other items, dividends, interest, and net short-term capital gains in excess of any net long-term capital losses) each taxable year.

As a regulated investment company, each Fund generally will not be subject to U.S. federal income tax on its investment company taxable income and net capital gains (any net long-term capital gains in excess of the sum of net short-term capital losses and capital loss carryovers from prior years), if any, that it distributes to Shareholders. Each Fund intends to distribute to its

Shareholders, at least annually, substantially all of its investment company taxable income and any net capital gains. In addition, amounts not distributed by a Fund on a timely basis in accordance with a calendar year distribution requirement may be subject to a nondeductible 4% excise tax. To avoid the tax, each Fund may be required to distribute (or be deemed to have distributed) during each calendar year, (i) at least 98% of its ordinary income (not taking into account any capital gains or losses) for the calendar year, (ii) at least 98% of its capital gains in excess of its capital losses for the twelve month period ending on October 31 of the calendar year (adjusted for certain ordinary losses), and (iii) all ordinary income and capital gains for previous years that were not distributed during such years. The excise tax generally does not apply to any regulated investment company whose shareholders are solely either tax-exempt pension trusts or separate accounts of life insurance companies funding variable contracts. Although the Funds believe they are not subject to the excise tax, each Fund intends to make its distributions in accordance with the calendar year distribution requirement. A distribution will be treated as paid on December 31 of the calendar year if it is declared by a Fund during October, November, or December of that year to Shareholders of record on a date in such a month and paid by the Fund during January of the following calendar year. Such distributions will be taxable to Shareholders (such as the Separate Accounts) for the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are actually received.

Each Fund also intends to comply with the separate diversification requirements imposed by Section 817(h) of the Code and the regulations thereunder on certain insurance company separate accounts. These requirements, which are in addition to the diversification requirements imposed on a Fund by the 1940 Act and Subchapter M of the Code, place certain limitations on assets of each insurance company separate account used to fund variable contracts. Because Section 817(h) and those regulations treat the assets of a Fund as assets of the related separate account, these regulations are imposed on the assets of the Fund. Specifically, the regulations provide that, after a one year start-up period or except as permitted by the "safe harbor" described below, as of the end of each calendar quarter or within 30 days thereafter no more than 55% of the total assets of a Fund may be represented by any one investment, no more than 70% by any two investments, no more than 80% by any three investments and no more than 90% by any four investments. For this purpose, all securities of the same issuer are considered a single investment, and each U.S. Government agency and instrumentality is considered a separate issuer. Section 817(h) provides, as a safe harbor, that a separate account will be treated as being adequately diversified if the diversification requirements under Subchapter M are satisfied and no more than 55% of the value of the account's total assets is attributable to cash and cash items (including receivables), U.S. Government securities and securities of other regulated investment companies. Failure by a Fund to both qualify as a regulated investment company and satisfy the Section 817(h) requirements would generally cause the variable contracts to lose their favorable tax status and require a contract holder to include in ordinary income any income accrued under the contracts for the current and all prior taxable years. Under certain circumstances described in the applicable Treasury regulations, inadvertent failure to satisfy the applicable diversification requirements may be corrected, but such a correction would require a payment to the Internal Revenue Service based on the tax contract holders would have incurred if they were treated as receiving the income on the contract for the period during which the diversification requirements were not satisfied. Any such failure may also result in adverse tax consequences for the insurance company issuing the contracts. Failure by a Fund to qualify as a regulated investment company would also subject the Fund to federal and state income taxation on all of its taxable income and gain, whether or not distributed to shareholders.

The Treasury Department announced that it would issue future regulations or rulings addressing the circumstances in which a variable contract owner's control of the investments of the separate account may cause the contract owner, rather than the insurance company, to be treated as the owner of the assets held by the separate account. If the contract owner is considered the owner of the securities underlying the separate account, income and gains produced by those securities would be included currently in the contract owner's gross income. It is not known what standards will be set forth in the regulations or rulings.

In the event that rules or regulations are adopted, there can be no assurance that a given Fund will be able to operate as currently described, or that the Trust will not have to change a Fund's investment objective or investment policies. While a Fund's investment objective is fundamental and may be changed only by a vote of a majority of its outstanding Shares, the investment policies of a Fund may be modified as necessary to prevent any such prospective rules and regulations from causing Variable Contract Owners to be considered the owners of the Shares of a Fund.

If a Fund invests in shares of a passive foreign investment company, the Fund may be subject to U.S. federal income tax on a portion of an "excess distribution" from, or of the gain from the sale of part or all of the shares in, such company. In addition, an interest charge may be imposed with respect to deferred taxes arising from such distributions or gains. A Fund may, however, be able to elect alternative tax treatment for such investments that would avoid this unfavorable result.

Under the Code, gains or losses attributable to fluctuations in exchange rates which occur between the time a Fund accrues income or other receivables or accrues expenses or other liabilities denominated in a foreign currency and the time that Fund actually collects such receivables or pays such liabilities generally are treated as ordinary income or ordinary loss. Similarly, on disposition of debt securities denominated in a foreign currency and on disposition of certain futures contracts, forward contracts, and options, gains or losses attributable to fluctuations in the value of foreign currency between the date of acquisition of the security or contract and the date of disposition also are treated as ordinary gain or loss. These gains or losses, referred to under the Code as "Section 988" gains or losses, may increase or decrease the amount of a Fund's investment company taxable income to be distributed to its Shareholders as ordinary income.

Distributions

Distributions of any investment company taxable income (which includes among other items, dividends, interest, and any net realized short-term capital gains in excess of net realized long-term capital losses) are treated as ordinary income for tax purposes in the hands of a Shareholder (such as a Separate Account). Net capital gains (the excess of any net long-term capital gains over net short term capital losses) will, to the extent distributed, be treated as long-term capital gains in the hands of a Shareholder regardless of the length of time the Shareholder may have held the Shares.

Hedging Transactions

The diversification requirements applicable to each Fund's assets may limit the extent to which a Fund will be able to engage in transactions in options, futures contracts, or forward contracts.

Other Taxes

Distributions may also be subject to additional state, foreign and local taxes, depending on each Shareholder's situation. Shareholders (such as Separate Accounts) are advised to consult their own tax advisers with respect to the particular tax consequences to them of an investment in a Fund.

Performance Information

Each Fund may, from time to time, include its yield or total return in advertisements or reports to Shareholders or prospective investors. Performance information for the Funds will not be advertised or included in sales literature unless accompanied by comparable performance information for a separate account to which the Funds offer their Shares.

Yields of the Funds are computed by analyzing net investment income per Share for a recent 30-day period and dividing that amount by a Share's maximum offering price (reduced by any undeclared earned income expected to be paid shortly as a dividend) on the last trading day of that period. Net investment income will reflect amortization of any market value premium or discount of fixed income securities (except for obligations backed by mortgages or other assets) and may include recognition of a pro rata portion of the stated dividend rate of dividend paying portfolio securities. The yield of each Fund will vary from time to time depending upon market conditions, the composition of the Fund's portfolio and operating expenses of the Trust allocated to the Fund. Yield should also be considered relative to changes in the value of a Fund's Shares and to the relative risks associated with the investment objective and policies of each of the Funds.

At any time in the future, yields may be higher or lower than past yields and there can be no assurance that any historical results will continue.

Standardized quotations of average annual total return for Fund Shares will be expressed in terms of the average annual compounded rate of return for a hypothetical investment in Shares over periods of 1, 5 and 10 years or up to the life of the Fund), calculated pursuant to the following formula: $P(1 + T)n = ERV$ (where P = a hypothetical initial payment of $1,000, T = the average annual total return, n = the number of years, and ERV = the ending redeemable value of a hypothetical $1,000 payment made at the beginning of the period). All total return figures reflect the deduction of expenses (on an annual basis), and assume that all dividends and distributions on Shares are reinvested when paid. For the period from its commencement of operations (June 3, 1997) through December 31, 2001, and for the fiscal year ending on such date, average annual total return for the Growth and Income Fund was 7.97% and 0.16%, respectively. For the period from its commencement of operations (May 1, 2001) through December 31, 2001, average annual total return for the Capital Manager Aggressive Growth Fund was -7.08%. For the period from its commencement of operations (October 15, 2001) through December 31, 2001, the average annual total return for the Large Company Growth Fund was 8.30%. For the period from its commencement of operations (October 15, 2001) through December 31, 2001, the average annual total return for the Capital Appreciation Fund was 7.00%.

Performance information for the Funds may be compared in reports and promotional literature to the performance of other mutual funds with comparable investment objectives and policies through various mutual fund or market indices such as those prepared by Dow Jones & Co., Inc., S&P, Shearson Lehman Brothers, Inc., the Russell 2000 Index, the Consumer Price Index, and to data prepared by Lipper Analytical Services, Inc., a widely recognized independent service which monitors the performance of mutual funds, or Morningstar, Inc. Comparisons may also be made to indices or data published in Money Magazine, Forbes, Barron's, The Wall Street Journal, The Bond Buyer's Weekly 20-Bond Index, The Bond Buyer's Index, The Bond Buyer, The New York Times, Business Week, Pensions and Investments, and U.S.A. Today. In addition to performance information, general information about these Funds that appears in a publication such as those mentioned above may be included in advertisements and in reports to Variable Contract Owners.

Each Fund may also compute aggregate total return for specified periods. The aggregate total return is determined by dividing the net asset value of this account at the end of the specified period by the value of the initial investment and is expressed as a percentage. Calculation of aggregate total return assumes reinvestment of all income dividends and capital gain distributions during the period.

The Funds also may quote annual, average annual and annualized total return and aggregate total return performance data for various periods other than those noted above. Such data will be computed as described above, except that the rates of return calculated will not be average annual rates, but rather, actual annual, annualized or aggregate rates of return.

Quotations of yield or total return for the Funds will not take into account charges and deductions against a Separate Account to which the Funds' Shares are sold or charges and deductions against the Variable Contracts. The Funds' yield and total return should not be compared with mutual funds that sell their shares directly to the public since the figures provided do not reflect charges against the Separate Accounts or the Variable Contracts. Performance information for any Fund reflects only the performance of a hypothetical investment in the Fund during the particular time period in which the calculations are based. Performance information should be considered in light of the Funds' investment objectives and policies, characteristics and quality of the portfolios and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future.

Miscellaneous

Individual Trustees are elected by the Shareholders and, subject to removal by the vote of two-thirds of the Board of Trustees, serve for a term lasting until the next meeting of Shareholders at which Trustees are elected. Such meetings are not required to be held at any specific intervals. Individual Trustees may be removed by vote of the Shareholders voting not less than a majority of the Shares then outstanding, cast in person or by proxy at any meeting called for that purpose, or by a written declaration signed by Shareholders voting not less than two-thirds of the Shares then outstanding. In accordance with current laws, it is anticipated that an insurance company issuing a Variable Contract that participates in the Funds will request voting instructions from variable contract owners and will vote shares or other voting interests in the Separate Account in proportion of the voting instructions received.

The Trust is registered with the Securities and Exchange Commission as a management investment company. Such registration does not involve supervision by the Securities and Exchange Commission of the management or policies of the Trust.

The Prospectuses and this SAI omit certain of the information contained in the Registration Statement filed with the Securities and Exchange Commission. Copies of such information may be obtained from the Securities and Exchange Commission upon payment of the prescribed fee.

The Prospectuses and this SAI are not an offering of the securities herein described in any state in which such offering may not lawfully be made. No salesman, dealer, or other person is authorized to give any information or make any representation other than those contained in the Prospectuses and this SAI.

FINANCIAL STATEMENTS

Financial statements for the Trust with respect to the Growth and Income Fund, Capital Manager Aggressive Growth Fund, Large Company Growth Fund, and Capital Apprication Fund as of December 31, 2001 for its fiscal year then ended, including notes thereto and the reports of Ernst & Young LLP thereon dated February 15, 2002, are incorporated by reference from the Trust's 2001 Annual Reports. For all periods prior to January 1, 2001, the financial information was audited by other independent auditors. A copy of the Reports delivered with this SAI should be retained for future reference.

APPENDIX

DESCRIPTION OF BOND RATINGS

Description of Moody's bond ratings:

Excerpts from Moody's description of its bond ratings are listed as follows: **Aaa** - judged to be the best quality and they carry the smallest degree of investment risk; **Aa** - judged to be of high quality by all standards - together with the Aaa group, they comprise what are generally known as high-grade bonds; **A** - possess many favorable investment attributes and are to be considered as "upper medium grade obligations"; **Baa** - considered to be medium grade obligations, i.e., they are neither highly protected nor poorly secured -interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time; **Ba** - judged to have speculative elements, their future cannot be considered as well assured; **B** - generally lack characteristics of the desirable investment; **Caa** - are of poor standing - such issues may be in default or there may be present elements of danger with respect to principal or interest; **Ca** - speculative in a high degree, often in default; **C** - lowest rated class of bonds, regarded as having extremely poor prospects.

Moody's also supplies numerical indicators 1, 2 and 3 to rating categories. The modifier 1 indicates that the security is in the higher end of its rating category; the modifier 2 indicates a mid-range ranking; and modifier 3 indicates a ranking toward the lower end of the category.

Description of S&P's bond ratings:

Excerpts from S&P's description of its bond ratings are listed as follows: **AAA** - highest grade obligations, in which capacity to pay interest and repay principal is extremely strong; **AA** - has a very strong capacity to pay interest and repay principal, and differs from AAA issues only in a small degree; **A** - has a strong capacity to pay interest and repay principal, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories; **BBB** - regarded as having an adequate capacity to pay interest and repay principal; whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories. This group is the lowest which qualifies for commercial bank investment. **BB**, **B, CCC, CC, C** - predominantly speculative with respect to capacity to pay interest and repay principal in accordance with terms of the obligations; BB indicates the highest grade and C the lowest within the speculative rating categories. **D** - interest or principal payments are in default.

S&P applies indicators "+," no character, and "-" to its rating categories. The indicators show relative standing within the major rating categories.

Description of Moody's commercial paper ratings:

Excerpts from Moody's commercial paper ratings are listed as follows: **Prime - 1** - issuers (or supporting institutions) have a superior ability for repayment of senior short-term promissory obligations; **Prime - 2** - issuers (or supporting institutions) have a strong ability for repayment of senior short-term promissory obligations; **Prime - 3** - issuers (or supporting institutions) have an acceptable ability for repayment of senior short-term promissory obligations; **Not Prime** - issuers do not fall within any of the Prime categories.

Description of S&P's ratings for corporate and municipal bonds:

Investment grade ratings: **AAA** - the highest rating assigned by S&P, capacity to pay interest and repay principal is extremely strong; **AA** - has a very strong capacity to pay interest and repay principal and differs from the highest rated issues only in a small degree; **A** - has strong capacity to pay interest and repay principal although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories; **BBB** - regarded as having an adequate capacity to pay interest and repay principal - whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories.

Speculative grade ratings: **BB, B, CCC, CC, C** - debt rated in these categories is regarded as having predominantly speculative characteristics with respect to capacity to pay interest and repay principal - while such debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions; **CI** - reserved for income bonds on which no interest is being paid; **D** -in default, and payment of interest and/or repayment of principal is in arrears. **Plus (+) or Minus (-)** - the ratings from "AA" to "CCC" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

Description of S&P's ratings for short-term corporate demand obligations and commercial paper:

An S&P commercial paper rating is a current assessment of the likelihood of timely repayment of debt having an original maturity of no more than 365 days. Excerpts from S&P's description of its commercial paper ratings are listed as follows: **A-1** - the degree of safety regarding timely payment is strong - those issues determined to possess extremely strong safety characteristics will be denoted with a plus (+) designation; **A-2** - capacity for timely payment is satisfactory - however, the relative degree of safety is not as high as for issues designated "A-1;" **A-3** - has adequate capacity for timely payment - however, is more vulnerable to the adverse effects of changes in circumstances than obligations carrying the higher designations; **B** - regarded as having only speculative capacity for timely payment; **C** - a doubtful capacity for payment; **D** - in payment default - the "D" rating category is used when interest payments or principal payments are not made on the date due, even if the applicable grace period has not expired, unless S&P believes that such payments will be made during such grace period.

136836.8.03

PART C

OTHER INFORMATION

Item 23. Exhibits

(a) (1) Amended and Restated Declaration of Trust dated July 20, 1994, as amended and restated February 5, 1997(1)

     (2) Establishment and Designation of Series effective February 5, 1997(1)

     (3) Redesignation of Two Existing Series and Establishment and Designation of Two Additional Series effective August 13, 1997(3)

     (4) Establishment and Designation of Series effective February 25, 1999(6)

     (5) Form of Establishment and Designation of Four Additional Series (8)

     (6) Form of Amended Designation of Series(8)

     (7) Form of Amended Designation of Series(9)

     (8) Form of Establishment and Designation of Five Additional Series (10)

     (9) Form of Amended Designation of Series and Establishment and Designation of Two Additional Series(11)

     (10) Form of Establishment and Designation of Seven Additional Series (12)

     (11) Form of Amended Designation of Series(14)

     (12) Form of Establishment and Designation of Three Additional Series (15)

(b)   By-Laws(1)

(c)   Articles V and VI of the Registrant's Amended and Restated Declaration of Trust define rights of holders of Shares.

(d) (1) Form of Investment Advisory Agreement between Registrant and Branch Banking and Trust Company(2)

     (2) Form of Investment Advisory Agreement between Registrant and AmSouth Investment Management Company, LLC(4)

     (3) Form of Sub-Advisory Agreement between AmSouth Investment Management Company, LLC and Rockhaven Asset Management, LLC(4)

     (4) Form of Sub-Advisory Agreement between AmSouth Investment Management Company, LLC and OakBrook Investments, LLC(6)

     (5) Form of Investment Advisory Agreement between Registrant and HSBC Asset Management (Americas) Inc.(7)

     (6) Form of Sub-Advisory Agreement between AmSouth Investment Management Company, LLC and Bennett Lawrence Management, LLC(11)

     (7) Form of Sub-Advisory Agreement between AmSouth Investment Management

Company, LLC and Lazard Asset Management(11)

	(8)	Form of Investment Advisory between Registrant and Skandinaviska Enskilda Banken AB (publ.)(12)
	(9)	Form of Investment Advisory Agreement between Registrant and Fifth Third Asset Management(14)
	(10)	Form of Sub-Advisory Agreement between AmSouth Investment Management Company, LLC and Five Points Capital Advisors (15)
(e)		Form of Distribution Agreement between Registrant and BISYS Fund Services(3)
(f)		Not Applicable
(g)	(1)	Form of Custodian Agreement between Registrant and Fifth Third Bank(2)
	(2)	Form of Custodian Agreement between Registrant and AmSouth Bank(4)
	(3)	Form of Custodian Agreement between Registrant and The Bank of New York(8)
	(4)	Form of Custodian Agreement between Registrant and Bankers Trust Company (with respect to AmSouth International Equity Fund)(11)
	(5)	Form of Custodian Agreement between Registrant and Fifth Third Bank(14)
	(6)	Form of Custodian Agreement between Registrant and Branch Banking & Trust Company (15)
(h)	(1)	Form of Management and Administration Agreement between Registrant and BISYS Fund Services Ohio, Inc. (6)
	(2)	Form of Fund Accounting Agreement between Registrant and BISYS Fund Services Ohio, Inc. (6)
	(3)	Form of Transfer Agency Agreement between Registrant and BISYS Fund Services Ohio, Inc. (6)
	(4)	Form of Fund Participation Agreement with Hartford Life Insurance Company(4)
	(5)	Form of Fund Participation Agreement with Allstate Insurance Company (9)
	(6)	Form of Fund Participation Agreement with Hartford Life Insurance Company (with respect to the Fifth Third VIP Funds) (9)
	(7)	Form of Fund Participation Agreement with New York Life Insurance Company (13)
	(8)	Form of Fund Participation Agreement with SEB Trygg Life Assurance Company Limited*
	(9)	Form of Variable Contract Owner Servicing Agreement(6)
	(10)	Form of Fund Participation Agreement with John Hancock Life Insurance Company (with respect to the HSBC Funds) (15)
(i)		Opinion and Consent of Counsel(2)
(j)	(1)	Consent of Independent Auditors
	(2)	Consent of Independent Auditors
(k)		Not Applicable

(l)		Purchase Agreement(2)
(m)		Not Applicable
(n)		Not Applicable
(p)	(1)	Form of Code of Ethics of the Registrant(8)
	(2)	Form of Code of Ethics of AmSouth Investment Management Company, LLC(8)
	(3)	Form of Code of Ethics of Branch Banking and Trust Company(8)
	(4)	Form of Code of Ethics of HSBC Asset Management(8)
	(5)	Form of Code of Ethics of Fifth Third Asset Management (14)
	(6)	Form of Code of Ethics of Rockhaven Asset Management, LLC(8)
	(7)	Form of Code of Ethics of Bennett Lawrence Management, LLC(11)
	(8)	Form of Code of Ethics of Lazard Asset Management(11)
	(9)	Form of Code of Ethics of Skandinaviska Enskilda Banken AB (publ.)*
	(10)	Form of Code of Ethics of OakBrook Investments, LLC(8)
	(11)	Form of Code of Ethics of Five Points Capital Advisors
(q)	(1)	Secretary's Certificate Pursuant to Rule 483(b)(2)
	(2)	Powers of Attorney(2)
	(3)	Power of Attorney (Nimish Bhatt) (6)

----
* To be filed by amendment

1   Filed with Pre-Effective Amendment No. 1 to Registrant's Registration Statement on February 5, 1997.

2   Filed with Pre-Effective Amendment No. 2 to Registrant's Registration Statement on May 29, 1997.

3   Filed with Post-Effective Amendment No. 1 to Registrant's Registration Statement on July 3, 1997.

4   Filed with Post-Effective Amendment No. 2 to Registrant's Registration Statement on September 15, 1997.

5   Filed with Post-Effective Amendment No. 5 to Registrant's Registration Statement on January 20, 1999.

6   Filed with Post-Effective Amendment No. 6 to Registrant's Registration Statement on April 1, 1999.

7   Filed with Post-Effective Amendment No. 7 to Registrant's Registration Statement on July 16, 1999.

8   Filed with Post-Effective Amendment No. 9 to Registrant's Registration Statement on April 28, 2000.

9   Filed with Post-Effective Amendment No. 10 to Registrant's Registration Statement on August

3, 2000.

10   Filed with Post-Effective Amendment No. 11 to Registrant's Registration Statement on October 16, 2000.

11   Filed with Post-Effective Amendment No. 12 to Registrant's Registration Statement on January 31, 2001.

12   Filed with Post-Effective Amendment No. 13 to Registrant's Registration Statement on March 23, 2001.

13   Filed with Post-Effective Amendment No. 14 to Registrant's Registration Statement on May 1, 2001.

14   Filed with Post-Effective Amendment No. 15 to Registrant's Registration Statement on July 31, 2001.

15   Filed with Post-Effective Amendment No. 16 to Registrant's Registration Statement on February 1, 2002

Item 24.   Persons Controlled by or Under Common Control with Registrant

Not applicable

Item 25.   Indemnification

Reference is made to Article IV of the Registrant's Agreement and Declaration of Trust (Exhibit (a)(1)) which is incorporated by reference herein.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the Registrant by the Registrant pursuant to the Fund's Declaration of Trust, its By-Laws or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by trustees, officers or controlling persons of the Registrant in connection with the successful defense of any act, suit or proceeding) is asserted by such trustees, officers or controlling persons in connection with shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

Item 26.   Business and Other Connections of Investment Advisers and their Officers and Directors

The business of each of the Investment Advisers is summarized under "Management of the Fund(s)" or "Fund Management" in the Prospectuses constituting Part A and "Management of the Trust" in the Statement of Additional Information constituting Part B of this Registration Statement, which summaries are incorporated herein by reference.

Information relating to the business and other connections of BB&T Asset Management, LLC ("BB&T") and each member, director, officer or partner of BB&T is hereby incorporated by reference to disclosure in Item 26 of the registration statement of Form

N-1A of BB&T Mutual Funds Group (File Nos. 33-49098 and 811-06719). Information relating to the business and other connections of AmSouth Investment Management Company, Rockhaven Asset Management, LLC, OakBrook Investments, LLC, and Five Points Capital Advisors and each director, officer or partner of each, is hereby incorporated by reference to disclosure in Item 26 of the registration statement of Form N-1A of AmSouth Mutual Funds (File Nos. 33-21660 and 811-5551). Information relating to the business and other connections of HSBC Asset Management (Americas) Inc. ("HSBC") and each director, officer or partner of HSBC is hereby incorporated by reference to disclosure in Item 26 of the registration statement of Form N-1A of HSBC Mutual Funds Trust (File Nos. 33-33739 and 811-06057). Information relating to the business and other connections of Fifth Third Asset Management ("Fifth Third") and each director, officer or partner of Fifth Third is hereby incorporated by reference to disclosure in Item 26 of the registration statement of Form N-1A of Fifth Third Funds (File Nos. 33-24848 and 811-5669).

[Skandinaviska Enskilda Banken AB (publ.) to be provided by amendment]

Item 27. Principal Underwriter

(a) BISYS Fund Services ("BISYS") acts as distributor for Registrant. BISYS also distributes the securities of Alpine Equity Trust, Ambassador Funds American Independence Funds Trust, American Performance Funds, AmSouth Funds, BB&T Funds , The Coventry Group, The Eureka Funds, The Hirtle Callaghan Trust, HSBC Advisor Funds Trust, HSBC Investor Funds, The Infinity Mutual Funds, Inc., LEADER Mutual Funds, Legacy Funds Group, MMA Praxis Mutual Funds, The M.S.D.&T. Funds Inc., Old Westbury Funds, Inc., Pacific Capital Funds, USAllianz Variable Insurance Products Trust, The Victory Portfolios, The Variable Insurance Funds, The Williamette Funds, Vintage Mutual Funds, Inc. and Van Ness Funds, each of which is a management investment company.

(b) Partners of BISYS Fund Services are as follows:

Name and Principal Business Address	Positions and Offices with BISYS Fund Services	Positions and Offices with Registrant
WC Subsidiary Corporation 150 Clove Road Little Falls, NJ 07424	Sole Limited Partner	None
BISYS Fund Services, Inc. 3435 Stelzer Road Columbus, OH 43219	Sole General Partner	None

(c) Not Applicable

Item 28. Location of Accounts and Records

The accounts, books, and other documents required to be maintained by Registrant pursuant to Section 31(a) of the Investment Company Act of 1940 and rules promulgated thereunder are in the possession of: AmSouth Investment Management Company, 1901 Sixth Avenue North, Birmingham, Alabama 35203, Rockhaven Asset Management, LLC, 100 First Avenue, Suite 1050, Pittsburgh, PA 15222, OakBrook Investments, LLC, 701 Warrenville Road, Suite 135, Lisle, IL 60532, Bennett Lawrence Management, LLC, 757 Third Avenue, New York, New York 10017, Lazard Asset Management, 30 Rockefeller Plaza, New York, New York, 10117 and Five Points Capital Advisors, 1901 Sixth Avenue North, Birmingham, Alabama 35203, BB&T Asset Management, LLC

Item 29. Management Services

Not Applicable

Item 30. Undertakings

(a) Registrant undertakes to furnish each person to whom a prospectus is delivered with a copy of the Registrant's latest Annual Report to Shareholders, upon request and without charge.

(b) Registrant undertakes to call a meeting of Shareholders for the purpose of voting upon the question of removal of a Trustee or Trustees when requested to do so by the holders of at least 10% of the Registrant's outstanding shares of beneficial interest and in connection with such meeting to comply with the shareholders communications provisions of Section 16(c) of the Investment Company Act of 1940.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all the requirements for effectiveness of this Registration Statement under Rule 485(b) under the Securities Act of 1933 and has duly caused this Post-Effective Amendment No. 17 to its Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the city of Washington, D.C. on the 30th day of April, 2002.

VARIABLE INSURANCE FUNDS

By: _____*_____
       Walter Grimm
       President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form N-1A has been signed below by the following persons on behalf of Variable Insurance Funds in the capacity and on the date indicated:

Signatures	Title	Date
_____*_____ Walter Grimm	President, Chairman of the Board, and Trustee	April 30, 2002
_____*_____ Nimish Bhatt	Principal Financial and Accounting Officer and Comptroller	April 30, 2002
_____*_____	Trustee	April 30, 2002

Michael Van Buskirk

_____*_____   Trustee   April 30, 2002
James Woodward

* By: /s/ Keith T. Robinson

  Keith T. Robinson as attorney-in-fact, pursuant to powers of attorney filed as Exhibit 19(b)
  (since redesignated as Exhibit q(2)) to Pre-Effective Amendment No.2 to the Registrant's
  Registration Statement, and, with respect to Nimish Bhatt, pursuant to a power of attorney
  filed as Exhibit p(4)(since redesignated as Exhibit q(3)) to Post-Effective Amendment No. 6
  to the Registrant's Registration Statement.

Exhibit Index

Exhibit	Description
(p) (11)	Form of Code of Ethics of Five Points Capital Advisors
(j) (1)	Consent of Independent Auditors
(j) (2)	Consent of Independent Auditors

CONSENT OF INDEPENDENT AUDITORS

We consent to the references to our firm under the captions "Financial Highlights" in the Prospectus, "Financial Statements" and as "Independent Auditors" in the Statement of Additional Information, both included in Post-Effective Amendment Number 17 to the Registration Statement (Form N-1A, No. 33-81800) of the Variable Insurance Funds and to the use of our report dated February 15, 2002, incorporated by reference therein.

/s/ERNST & YOUNG LLP

Columbus, Ohio
April 30, 2002

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants we hereby consent to the incorporation by reference in this Amendment No. 17 Form N-1A filing of the Variable Insurance Funds of our auditors' report on the financial statements of HSBC Variable Insurance Funds dated February 4, 2002 and to all references to our Firm included in or made a part of this Amendment No. 17 Form N-1A.

/s/ ARTHUR ANDERSEN LLP

Columbus, Ohio,
 April 24, 2002

Five Points Capital Advisors, Inc.
Code of Ethics

1.   Statement of Standards

This Code of Ethics (the "Code") sets forth the basic policies of ethical conduct for all directors, officers and employees of Five Points Capital Advisors, Inc. LLC (the "Firm").

The foundation of this Code consists of basic standards of conduct including, but not limited to, the avoidance of conflicts between personal interests and interests of the Firm or its clients. To this end, directors, officers and employees of the Firm should understand and adhere to the following ethical standards:

(a)   The duty at all times to place the interests of Firm's clients first;

This duty requires that the directors, officers and employees of the Firm avoid serving their own personal interests ahead of the interests of the Firm's clients.

(b)   The duty to ensure that all personal securities transactions be conducted in a manner that is consistent with this Code to avoid any actual or potential conflict of interest or any abuse of such directors, officers and employees position of trust and responsibility; and

The directors, officers and employees of the Firm should study this Code and ensure that they understand its requirements. They should conduct their activities in a manner that not only achieves technical compliance with this Code but also abides by its spirit and principles.

(c)   The duty to ensure that the directors, officers and employees of the Firm do not take inappropriate advantage of their position with the Firm.

Directors, officers and employees engaged in personal securities transactions should not take inappropriate advantage of their position or of information obtained during the course of their association with the Firm. They should avoid situations that might compromise their judgment (e.g., the receipt of perquisites, gifts of more than de minimis value or unusual investment opportunities from persons doing or seeking to do business with the Firm).

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2. Definitions

"*Advisory Representative"* means:

(1) any partner, officer or director of the firm;

(2) any employee who makes any recommendation, who participates in the determination of which recommendation shall be made, or whose functions or duties relate to the determination of which recommendation shall be made;

(3) any employee who, in connection with his duties, obtains any information concerning which securities are being recommended prior to the effective dissemination of such recommendations or of the information concerning such recommendations;

(4) and any of the following persons who obtain information concerning securities recommendations being made by such investment advisor prior to the effective dissemination of such recommendations or of the information concerning such recommendations:

  ▫ any natural person in a control relationship with either the firm or a registered investment company that is advised by the firm;

  ▫ or any employee of an affiliate of the Firm who is an access person of a registered investment company that is advised by the firm.

"*Beneficial ownership*" shall be interpreted in the same manner as it would be in determining whether a person is subject to the provisions of Section 16 of the Securities Exchange Act of 1934 and the rules and regulations thereunder.

"*Control*" shall have the same meaning as that set forth in Section 2(a)(9) of the Act. Section 2(a)(9) provides that "control" generally means the power to exercise a controlling influence over the management or polices of a company, unless such power is solely the result of an official position with such company.

A "***security held or to be acquired***" means: (1) any security which, within the most recent 15 days: (a) is or has been held by the Firm; or (b) is being or has been considered by the Firm or an Adviser for purchase by the Firm; and (2) any option to purchase or sell, and any security convertible into or exchangeable for, a security described above.

An "***initial public offering***" means an offering of securities registered under the Securities Act of 1933, the issuer of which, immediately before the registration, was not subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934.

"*Investment personnel*" means: (1) any employee of the Firm who, in connection with his or her regular functions or duties, makes or participates in making recommendations regarding the purchase or sale of securities by, or on behalf of the Firm; and (2) any natural person in a control relationship to the Firm who obtains information concerning recommendations made by the firm with regard to the purchase or sale of a security.

A "*portfolio manager*" is a person with the authority to place an order with the trading desk for the purchase or sale of a security on behalf of a client of the Firm. A "*trader*" is a person with the authority to place a trade with an external broker/dealer on behalf of a client of the Firm.

A "*limited offering*" means an offering that is exempt from registration under the Securities Act of 1933 pursuant to Section 4(2) or Section 4(6) or pursuant to Rule 504, Rule 505, or Rule 506 under the Securities Act of 1933.

"*Purchase or sale*" for purposes of this Code of Ethics includes, among other things, the writing of an option to purchase or sell a security.

"*Security*" shall have the meaning set forth in Section 2(a)(36) of the Act, except that it shall not include direct obligations of the Government of the United States, bankers' acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements, or shares of registered open-end investment companies.

3. Reporting Requirements

A. *Reporting*. Each advisory representative of the Firm, shall submit the following reports in the forms attached hereto as Exhibits A-D to the Firm's Compliance Officer showing all transactions in securities in which the person has, or by reason of such transaction acquires, any direct or indirect beneficial ownership:

(1) *Initial Holding Report*. Exhibit A shall initially be filed no later than 20 days after that person becomes an advisory representative of the Firm.

(2) *Periodic Reports*. Exhibits B and C shall be filed no later than 20 days after the end of each calendar quarter, but transactions over which such advisory representative had no direct or indirect influence or control need not be reported. No such periodic report needs to be made if the report would duplicate information contained in broker trade confirmations or account statements received by the Firm no later than 10 days after the end of each calendar quarter.

(3) *Annual Report*. Exhibit D must be submitted by each advisory representative within 20 days after the end of each calendar year.

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(4) *Exceptions* The following need not be included in the reporting requirements, preclearance or blackout provisions of this Code:

- Shares issued by a registered investment company;

- An employee benefit account entirely invested in shares issued by a registered investment company, or

- Shares issued by AmSouth Bancorporation or its affiliates.

Transactions effected by or on behalf of an Advisory Representative as a participant in an investment club are not subject to the preclearance provisions of this Code.

  B. Notification. The Firm's Compliance Officer (or his or her delegate) shall notify each advisory representative of the Firm who may be required to make reports pursuant to this Code of Ethics that such person is subject to reporting requirements and shall deliver a copy of this Code of Ethics to each such person.

4. Review and Enforcement

  A. *Review.*

   (1) The Firm's Compliance Officer (or his or her delegate) shall from time to time review the reported personal securities transactions of advisory representatives for compliance with the requirements of this Code of Ethics.

   (2) If the Firm's Compliance Officer (or his or her delegate) determines that a violation of this Code of Ethics may have occurred, before making a final determination that a material violation has been committed by an individual, the Firm's Compliance Officer (or his or her delegate) may give such person an opportunity to supply additional information regarding the transaction in question.

  B. *Enforcement.*

   (1) If the Firm's Compliance Officer (or his or her delegate) determines that a material violation of this Code of Ethics has occurred, he or she shall promptly report the violation to the Board of Directors of the Firm. The Directors, with the exception of any person whose transaction is under consideration, shall take such actions as set forth in the penalty structure.

   (2) No person shall participate in a determination of whether he or she has committed a violation of this Code of Ethics or in the imposition of any sanction against himself or herself. If, for example, a securities transaction

of the Firm's Compliance Officer is under consideration, an officer of the Firm designated for the purpose by the Directors of the Firm shall act in all respects in the manner prescribed herein for the Firm's Compliance Officer.

C. Penalty Structure (implemented on March 1, 2002)

Violations of the Pre-Clearing Requirements of the Code will result in the following Penalties.

- The **first violation** will result in counseling with the Compliance Officer and the employee's supervisor along with a Letter of Caution being issued to the employee's file

- The **second and third violations** will each result in the trade being rescinded and the employee will be required to contribute 25% of the trade amount to a charity to be designated by the board.

- The **fourth violation** will result in the employee's suspension from the firm for a period of time to be determined by the Compliance Officer and the Board, up to and including termination of employment.

Violations of the Reporting Requirements of the Code will result in the following Penalties.

- The **first violation** will require the individual to contribute $25 to a charity to be designated by the Board.

- The **second and any subsequent violations** will require the individual to contribute $50 to a charity to be designated by the Board.

Reporting violations include failure to submit the required Annual Holdings Report within 20 days of the end of the calendar year or failure to submit the required Quarterly Transaction Report within 20 days of the end of the calendar quarter.

Based on the severity of the violation, the employee may be subject to additional penalties up to and including termination, regardless of whether the employee has previously violated the Code.

5. Restrictions

Initial Public Offerings and Limited Offerings. No advisory representative may acquire any direct or indirect beneficial ownership in any securities in an initial public offering or in a limited offering unless the Firm's Compliance Officer has authorized the transaction in advance.

Preclearance and Blackout Periods. An Advisory Representative may not purchase or sell, directly or indirectly any security unless the Compliance Officer has approved a written request relating to such purchase or sale and the transaction is effected on the same business day that the approval is obtained. If the transaction is not effected on the same business day that the approval is obtained, a new request must be submitted and approved.

A portfolio manager shall not purchase or sell, directly or indirectly, any security within three business days before or after effecting a purchase or sale of that security on behalf of a client of the Firm. A trader shall not purchase or sell, directly or indirectly, any security on the same business day that the Firm trades, or has a trade pending in that security.

6. Records

The Firm shall maintain records in the manner and to the extent set forth below:

- A copy of this Code of Ethics and any other code of ethics which is, or at any time within the past five years has been, in effect shall be preserved in an easily accessible place;

- A record of any violation of this Code of Ethics and of any action taken as a result of such violation shall be preserved in an easily accessible place for a period of not less than five years following the end of the year in which the violation occurs;

- A copy of each report made pursuant to this Code of Ethics by an advisory representative, including any information provided in lieu of reports, shall be preserved by the Firm for a period of not less than five years from the end of the calendar year in which it is made, the first two years in an easily accessible place;

- A list of all persons who are, or within the past five years have been, required to make reports pursuant to this Code of Ethics, or who are or were responsible for reviewing these reports, shall be maintained in an easily accessible place;

- The Firm shall preserve a record of any decision, and the reasons supporting the decision, to approve the acquisition by investment personnel of securities that were a part of an Initial Public Offering or a Limited Offering for at least five years after the end of the fiscal year in which the approval is granted, the first two years in an easily accessible place.

7. Miscellaneous

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A.	***Confidentiality.*** All reports of securities transactions and any other information provided by any person pursuant to this Code of Ethics shall be treated as confidential, except as regards appropriate examinations by representatives of the Securities and Exchange Commission.

B.	***Amendment; Interpretation of Provisions***. The Board of Directors of the Firm may from time to time amend this Code of Ethics or adopt such interpretations of this Code of Ethics as they deem appropriate. Any material change to this Code of Ethics must be presented to the Board of each investment company advised by the Firm within not later than six months from the date of the amendment.